1/31



05005483

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Lanxess AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JAN 31 2005
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34846 FISCAL YEAR 12-31-03

*Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 1/31/05

This English translation has been prepared for convenience only. The original German version is the only version that is legally binding.

Listing Memorandum

for admission to trading on the official market segment (*amtlicher Markt*) and, simultaneously, the
official market sub-segment entailing additional post-admission obligations (Prime Standard)
of the Frankfurt Stock Exchange

of

73,034,192 no par value ordinary bearer shares (no-par shares)
(entire capital stock),

each such no-par share currently representing a €1.00 portion of the capital stock and carrying full dividend rights from 1 January 2004

consisting of

50,000 no par value ordinary bearer shares (no-par shares)
(existing capital stock)

and

72,984,192 no par value ordinary bearer shares (no-par shares)
issued in connection with the capital increase against contribution in kind, which was resolved upon at the Stockholders' Meeting on 21 December 2004, in order to implement the spin-off (expected to be registered with the Commercial Register on 28 January 2005) of Bayer Aktiengesellschaft's equity interest in LANXESS Deutschland GmbH, in which (directly and through subsidiaries) certain chemicals and polymers activities of the Bayer Group were combined, and of other assets and liabilities of Bayer Aktiengesellschaft to LANXESS Aktiengesellschaft pursuant to resolutions of the Extraordinary Stockholders' Meeting of Bayer Aktiengesellschaft held on 17 November 2004 and of LANXESS Aktiengesellschaft held on 21 December 2004
(Spin-off pursuant to the German Transformation Act)

of

LANXESS Aktiengesellschaft

Leverkusen

International Securities Identification Number (ISIN): DE0005470405
German Securities Identification Code (WKN): 547040
Common Code: 020904992

18 January 2005

Deutsche Bank **Morgan Stanley**



Table of Contents

General Information

Creation of LANXESS

LANXESS is a corporate group newly formed as a result of the spin-off (hereinafter referred to as the "Spin-off") from Bayer Aktiengesellschaft, Leverkusen ("Bayer AG"). The ultimate parent company of this group is LANXESS Aktiengesellschaft (hereinafter also referred to as the "Company" or "LANXESS AG" and referred to as "LANXESS", the "LANXESS Group" or the "Group" together with its direct and indirect consolidated holdings within the group structure after the Spin-off from Bayer AG to LANXESS AG takes effect), the operating business of which has been consolidated into LANXESS Deutschland GmbH, Leverkusen (hereinafter referred to as "LANXESS GmbH") and its subsidiaries.

At present, LANXESS AG is still a wholly-owned subsidiary of Bayer AG. LANXESS GmbH — in which the majority of the Bayer Group's chemicals activities and approximately one third of the Bayer Group's polymers activities were consolidated either directly or through subsidiaries — is also currently a wholly-owned subsidiary of Bayer AG. By virtue of a spin-off and acquisition agreement dated 22 September 2004 (hereinafter referred to as the "Spin-off Agreement"), Bayer AG, as the transferring entity, and LANXESS AG, as the acquiring entity, agreed to transfer to LANXESS AG the equity interests of Bayer AG in LANXESS GmbH and LANXESS AG, together with other assets and liabilities, by way of a spin-off pursuant to section 123 (2) No. 1 of the German Transformation Act (*Umwandlungsgesetz,* hereinafter also referred to as "UmwG"). In return for this transfer, all of LANXESS AG's no par value ordinary bearer shares (no-par shares) will be granted to the stockholders of Bayer AG. One ordinary bearer share of LANXESS AG will be issued for every ten Bayer AG shares. The Extraordinary Stockholders' Meetings of Bayer AG and LANXESS AG approved the Spin-off Agreement on 17 November 2004 and 21 December 2004, respectively. The Spin-off will become effective once it is registered in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court of Cologne (*Amtsgericht Köln*), which is anticipated to occur on 28 January 2005. See also *"Further Details and Explanation of the LANXESS Spin-off"*.

Responsibility for the Content of the Listing Memorandum

LANXESS AG, Deutsche Bank Aktiengesellschaft, Frankfurt am Main ("Deutsche Bank") and Morgan Stanley Bank AG, Frankfurt am Main ("Morgan Stanley", also referred to jointly with Deutsche Bank as the "Global Co-ordinators") assume responsibility pursuant to sections 44 *et seq.* of the German Stock Exchange Act (*Börsengesetz*) for the contents of this listing memorandum (the "Listing Memorandum") and hereby declare that, to their knowledge, the information set forth in this Listing Memorandum is correct and that no material facts have been omitted.

Inspection of Documents

The joint spin-off report of the Boards of Management of Bayer AG and of LANXESS AG (the "Joint Spin-off Report"), the auditor's report on the spin-off by the court-appointed joint spin-off auditor Stüttgen & Haeb AG, Wirtschaftsprüfungsgesellschaft, Dusseldorf, the report of PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, with respect to audits on the post-formation acquisition (*Nachgründung*) and the capital increase conducted at LANXESS Aktiengesellschaft, as well as the documents to be made available pursuant to section 18 No. 6 of the German Stock Exchange Listing Regulations (*Börsenzulassungsverordnung*), may be inspected during regular business hours at the offices of the Company located at Building K 10, Kaiser-Wilhelm-Allee 1, 51369 Leverkusen, at the offices of Deutsche Bank located at Taunusanlage 12, 60325 Frankfurt am Main and at the offices of Morgan Stanley located at Junghofstrasse 13-15, 60311 Frankfurt am Main. The Company's future annual reports and interim reports will be available from the Company and the paying agent named in this Listing Memorandum (see *"General Information on LANXESS Aktiengesellschaft — Notices, Paying Agent and Depository Agent"*).

Subject Matter of the Listing Memorandum

The subject matter of this Listing Memorandum is 73,034,192 no par value ordinary bearer shares (no-par shares) numbered 1 to 50,000 and 50,001 to 73,034,192 (the entire capital stock in the amount of €73,034,192.00) of the Company, each representing a €1.00 portion of the capital stock and carrying full dividend rights from 1 January 2004 (the "LANXESS Shares").

72,984,192 of the LANXESS Shares originate from a capital increase (hereinafter referred to as the "Capital Increase"), by which LANXESS AG's capital stock will be increased by €72,984,192.00 from €50,000.00 to €73,034,192.00 through the issuance of 72,984,192 no par value ordinary bearer shares, in exchange for a contribution in kind consisting of the assets and liabilities of Bayer AG to be transferred from Bayer AG to LANXESS AG by way of spin-off pursuant to the Spin-off Agreement. The registration of the Capital Increase, which occurred on 10 January 2005, is, pursuant to section 125 sentence 1, section 66 and section 130 (1) UmwG, a prerequisite for the registration of the Spin-off in the Commercial Registers for LANXESS AG and Bayer AG.

In addition to the shares issued in the context of LANXESS AG's Capital Increase for purposes of implementing the Spin-off, the 50,000 no par value ordinary bearer shares transferred by Bayer AG to LANXESS AG by way of the Spin-off will also be issued to the stockholders of Bayer AG.

Forward-looking Statements

This Listing Memorandum contains forward-looking statements. All statements in this Listing Memorandum that do not relate to historical facts and events constitute forward-looking statements. This applies, in particular, to the statements set forth in the sections entitled "*Summary of the Listing Memorandum*", "*Risk Factors*", "*Management's Discussion and Analysis of Financial Condition and Results of Operations*", "*Information Concerning the Business of LANXESS*" and "*Information Relating to Recent Business Developments and Outlook for LANXESS*" and in those other sections of the Listing Memorandum that contain information on the future financial results, plans and expectations with regard to LANXESS' business or information on growth, profitability and the general economic conditions to which LANXESS is subject. Forward-looking statements may be identified by the use of the words "should", "may", "will", "believes", "assumes", "expects", "estimates", "plans", "intends", "is of the opinion", "to the knowledge of", "according to estimates" or similar phrases. Forward-looking statements are based on current evaluations made by the Company to the best of its knowledge. They are based on assumptions and factors and are subject to risks and uncertainties, the non-occurrence or occurrence of which could cause the actual results, including the financial condition and profitability of LANXESS, to differ materially from or be more negative than those expressed or implied by such forward-looking statements. For this reason, investors are strongly advised to read the sections entitled "*Risk Factors*", "*Management's Discussion and Analysis of Financial Condition and Results of Operations*" and "*Information Concerning the Business of LANXESS*", which include a more detailed description of those factors that could have an impact on the Company's business development and on the industry sectors in which the Company operates. These factors include the volatility and cyclical nature of the global chemicals and polymers markets, intense competition, pending and future antitrust proceedings, obligations under environmental laws and regulations, exchange rate fluctuations, the establishment of new functions at LANXESS and the enforceability and success of planned restructuring steps, liability arising from the Spin-off and its preparatory steps, tax consequences of the Spin-off, long-term supply and service agreements, the behaviour of stockholders directly following the admission to trading and other factors mentioned in this Listing Memorandum.

In light of the risks, uncertainties and assumptions, the possibility that the future events referred to in this Listing Memorandum may not occur cannot be excluded. This also applies to the forward-looking estimates and projections derived from studies conducted by third parties (see also "— *Notice Regarding Sources of Market Information and Technical Terms*").

Consequently, neither the Company nor its management can give any assurance regarding the future accuracy of the opinions set forth in this Listing Memorandum or the actual occurrence of the projected developments. Furthermore, neither the Company nor the Global Co-ordinators assume any obligation to update such forward-looking statements and to adjust them in light of future events or developments, save as required by law.

Notice Regarding Sources of Market Information and Technical Terms

A selective, industry-wide definition of the chemicals and polymers markets and their individual markets and segments is not available due to the large number of different products, their varied fields of application and the divergent market structures. For this reason and for purposes of this Listing Memorandum, the segmentation of LANXESS sales markets corresponds to the product offerings of the respective LANXESS business units. The information set forth in this Listing Memorandum concerning the respective competitive positions of the business units is also based on such segmentation. External studies by well-known market research institutes are, as a rule, available only for specific market sectors of a certain size. For other market sectors (e.g., niche segments), the Company is therefore dependent on its own market analyses. Consequently, use of the term "market" does not constitute a geographical or product market definition that could be used as a basis for merger regulatory analysis.

Unless stated otherwise, the information set forth in this Listing Memorandum concerning the market environment, market developments, growth rates, market trends, market position and the competitive environment in the respective market sectors in which LANXESS operates is based largely on assessments by the Company. These, in turn, are based partly on internal market observations and partly on market studies commissioned by the Company (e.g., analyses by JHC Partnership, Denbighshire, England, and Rabih Srour, Paris, France). This applies, in particular, to the description of the market environment in the Performance Chemicals and Chemical Intermediates segments. Other assessments by the Company — in particular, in the Chemical Intermediates, Performance Rubber and, to some extent, Engineering Plastics segments — are based on published data or figures from external and publicly-accessible sources. These include, for example, various studies by SRI International, a non-profit company having its principal place of business in Menlo Park, California, U.S.A. (hereinafter referred to as "SRI"), The Freedonia Group Inc., Cleveland, Ohio, U.S.A. (hereinafter referred to as "Freedonia Group"), the International Institute of Synthetic Rubber Producers Inc., Houston, Texas, U.S.A. (hereinafter referred to as "IISRP") and Chemical Market Associates Inc., Houston, Texas, U.S.A. (hereinafter referred to as "CMAI"), including:

- various SRI studies from "Specialty Chemicals Update Program (SCUP)": "Electronic Chemicals" (November 2004), "Cosmetic Chemicals" (August 2004), "Specialty Paper Chemicals" (December 2003), "Antioxidants" (September 2003), "Rubber-Processing Chemicals" (July 2003), "Plastic Additives" (June 2003), "Textile Chemicals" (December 2001) and "Active Pharmaceutical Ingredients" (July 2001);
- various SRI studies from "Chemical Economic Handbook (CEH)", such as "Nylon Resins" (October 2004), "Benzyl Chloride" (September 2004), "Styrene-Butadiene Elastomers" (June 2004), "Phthalic Anhydride" (April 2004), "Toluenes" (November 2003), "Benzene" (September 2003), "Polybutadiene Elastomers" (May 2003), "Chlorobenzenes" (January 2003), "Neopentyl Polyhydric Alcohols" (December 2002), "Oxo Chemicals" (November 2002), "Maleic Anhydride" (August 2002), "Cresols Xylenols and Cresylic Acid" (June 2002) and "Butyl Elastomers" (January 2002);
- various SRI studies from "China Report 2004", "Chemical Product Trends — Plastic Additives" (2004) and "— ABS Resins" (2004);
- World Rubber Processing Chemicals — Study 1592 (Freedonia Group, September 2002);
- Worldwide Rubber Statistics (IISRP, 2003); and
- Capacity Database of CMAI (2004).

The studies mentioned are updated at varying intervals. The most current issues were used in each case.

The market information contained in this Listing Memorandum was largely summarised and derived by the Company from a range of studies. Individual studies are cited only where the relevant information may be drawn directly from the relevant study.

The Company has not verified the figures, market data and other information on which third parties have based their studies or the internal and external sources upon which the Company's assessments are based. The Company therefore makes no representation or warranty as to the accuracy of any information in this Listing Memorandum which is derived from third-party studies on market environment, market developments, growth rates, market trends and the competitive environment or the accuracy of the information upon which its assessments are based.

A glossary of technical terms and abbreviations is included at the end of this Listing Memorandum.

Notice Regarding Financial Information in this Listing Memorandum

Unless stipulated otherwise, the financial data (including employee data) of the LANXESS Group contained in this Listing Memorandum for the years 2002 and 2003 as well as for the first nine months of the years 2003 and 2004 have been derived from the Combined Financial Statements. The assets and liabilities to be transferred to the LANXESS Group were recognised and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board ("IASB"), London, in effect as of the closing date of the financial statements. The determination of the LANXESS Group's financial data presented in this section is based on certain assumptions with respect to the accounting and valuation methods described elsewhere in this Listing Memorandum and in the Notes to the Combined Financial Statements. The Combined Financial Statements generally present LANXESS as if the Group had already existed in the past and had the structure defined for the Spin-off. Underlying the selected financial data is an assumption that the role of LANXESS AG as the Group parent company and the legal structure below this Company in effect after the Spin-off of the LANXESS Group takes effect had already been in place as of 1 January 2002. In preparing the Combined Financial Statements, several assumptions and estimates had to be made which have an effect on the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual figures could differ from the estimates. The section "*Basis for Financial Statement Reporting*" in the Notes to the Combined Financial Statements in the financial section contains a more detailed description of the material allocation procedures and their limitations.

Summary of the Listing Memorandum

The following summary is supplemented by the information provided in other parts of this Listing Memorandum and, in particular, by information set forth in the financial section and "Management's Discussion and Analysis of Financial Condition and Results of Operations", and should be read in conjunction with this additional information. The summary does not contain all of the information of importance to the investor. Therefore, investors should read the entire Listing Memorandum carefully. With respect to certain considerations relevant to an investment in the shares of LANXESS Aktiengesellschaft, reference is made to the section entitled "Risk Factors". A glossary of technical terms and abbreviations used herein is set forth at the end of the Listing Memorandum.

LANXESS Aktiengesellschaft

LANXESS is one of Europe's major providers of polymers and chemicals with a comprehensive product portfolio in the fields of polymers and basic, specialty and fine chemicals. With more than 50 operating companies, LANXESS generated sales of approximately €6.3 billion in fiscal year 2003 (sales figures based on the Combined Financial Statements). As of 30 September 2004, the Group employed approximately 19,600 employees worldwide, of which approximately 10,100 were based in Germany. The global business activities of LANXESS are structured into 17 operating business units combined into the four segments Performance Rubber, Engineering Plastics, Chemical Intermediates and Performance Chemicals.

The following two diagrams show the LANXESS Group's net sales in fiscal year 2003, broken down by segment and by the geographical regions in which LANXESS operates.

Net Sales in Fiscal Year 2003 in € millions broken down by segment


Performance Rubber 1,375
Chemical Intermediates 1,411
Engineering Plastics 1,401
Performance Chemicals 1,925

Net Sales in Fiscal Year 2003 broken down by geographical region as a percentage of total sales


Asia 14%
Germany 27%
America 25%
Europe/Mid East/Africa (excluding Germany) 34%

Competitive Strengths

The Company believes that LANXESS distinguishes itself from the competition with the following competitive strengths:

Strong market position: With sales of €6.3 billion in 2003, LANXESS is expected to be the sixth-largest publicly-listed chemicals company in Europe. The Company estimates that, based on sales revenue or volume, in some two thirds of its business units, LANXESS holds one of the leading positions in the respective markets worldwide.

Global presence: Represented by its foreign affiliates, LANXESS has a presence in all major global chemicals and polymers markets and has production sites in 50 locations in 18 countries, in particular in Germany, Belgium, the United States, Canada and the People's Republic of China, most of which have the necessary critical mass and leading processes and technologies at their disposal. In the Asian market, which is currently experiencing particularly dynamic growth, LANXESS already has more than ten distribution and application technology centres as well as eight production sites at its disposal. In all, nearly 50% of LANXESS employees are employed internationally and approximately three quarters of LANXESS' sales are generated outside of Germany.

Diversified product portfolio: LANXESS has an extensive product portfolio ranging from solid rubbers, plastics and synthetic fibres to high quality basic and fine chemicals as well as chemicals for the leather, textile and paper industries. LANXESS' customers include well-known manufacturers particularly in the polymer processing and chemicals industry, the fields of electronics and electrical engineering, the automobile and tyre industry, the construction industry, life sciences companies, and the leather, textile and paper industries.

High level of customer orientation: Due to the close cooperation it enjoys with its customers and the comprehensive know-how of its employees in the area of application technology, LANXESS is able to offer its customers tailor-made products and thus meet their particular needs. The Group's research and development activities are also focused on the specific requirements of its business activities and customers.

Performance-oriented corporate structure: The independence resulting from the Spin-off will provide LANXESS with more flexibility and greater transparency, and enable it to strategically restructure its product portfolio. The clear organisational structure consisting of business units that have independent business responsibilities on a worldwide basis, as well as the planned introduction of performance-oriented compensation schemes, will create the foundations LANXESS needs for this purpose.

Corporate Strategy

The Company plans to use its new corporate independence intensively to increase the profitability of the LANXESS Group. The earnings potential of all business activities will thus be reviewed, and concerted cost-reduction, efficiency-enhancement and restructuring measures will be implemented.

The four cornerstones of the Company's strategy are:

- **Short-term measures for improving operational productivity** through continued efforts to reduce costs, optimisation of processes, improvement of the product and customer mix and development of a new price-quantity strategy.

- **Systematic restructuring** through, for example, consolidation, relocation or closure of facilities, and measures to reduce personnel costs, particularly in those businesses and product lines which are unlikely to attain a satisfactory level of profitability on the basis of an implementation of the planned measures for improving operational productivity alone.

- **Active portfolio management** through a review of cooperative ventures and divestitures primarily in those business sectors where the Company is unable with its own resources to attain, within a given timeframe, the strategic or financial position it desires.

- **Selective organic growth** in profitable businesses with attractive growth potential (e.g., the expansion of production capacities in butyl rubber) and in Asia, particularly in China.

Moreover, LANXESS intends to adapt its organisational and corporate legal structure to enable better management of its strategic goals and, in particular, of the optimisation of its portfolio, such adaptive measures to include the carve-out of individual units into separate independent entities and, where appropriate, modifications to LANXESS' national organisations.

The Board of Management will also review whether profitability may be further increased by the carving-out or outsourcing of services, existing distribution structures or other parts of the value chain.

Through the consistent implementation of this strategy, the Company seeks to achieve — assuming sales at the level of those in fiscal year 2004 — a 9 to 10% EBITDA margin before exceptional items for fiscal year 2006. At the same time, the Company intends to limit capital expenditures by LANXESS to approximately 4% of Group sales *per annum* by 2006, by means of a systematic allocation of resources.

Selected Consolidated Financial Data

The selected consolidated financial data set forth below are merely a summary of the Combined Financial Statements for the years 2002 and 2003 as well as for the first nine months of 2003 and 2004. These data should be read in conjunction with the section entitled *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the LANXESS Group's Combined Financial Statements and the Notes thereto included in the financial section of this Listing Memorandum.

The following selected financial data for the years 2002 and 2003 as well as for the first nine months of 2003 and 2004 have been derived from the Combined Financial Statements. The assets and liabilities to be transferred to the LANXESS Group were recognised and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board ("IASB"), London, in effect as of the closing date of the financial statements. There are several material differences between the International Financial Reporting Standards ("IFRS") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

The Combined Financial Statements generally present LANXESS as if the Group had already existed in the past and had the structure defined for the Spin-off. Underlying the selected financial data is an assumption that the role of LANXESS AG as the Group parent company and the legal structure below this company in effect after the Spin-off of the LANXESS Group takes effect had already been in place as of 1 January 2002. IFRS do not contain any rules for allocating assets and liabilities in the Combined Financial Statements. The allocation of business activities to the LANXESS Group was authoritatively based on the relevant provisions of the agreements executed for the formation of LANXESS. The legal entities to be transferred (so-called "Share Deals") were accordingly reported in the Combined Financial Statements on the basis of their respective legal structure. Business activities (so-called "Asset Deals") were generally reported on the basis of the reporting structures of the Bayer Group authoritative for financial controlling purposes having regard to the contractual arrangements between LANXESS and the Bayer Group. In preparing the Combined Financial Statements, additional assumptions and projections had to be made which affect the amounts and the presentation of assets and liabilities, income and expenses and contingent liabilities. Actual figures could differ from the estimates. The section *"Basis for Financial Statement Reporting"* in the Notes to the Combined Financial Statements appearing in the financial section contains a more detailed description of those allocation procedures and their limitations that are material in this context.

In the 2002 Combined Financial Statements contained in the Joint Spin-off Report, a portion of property, plant and equipment already existing as of 1 January 2002 was erroneously reported as additions, thus leading to an error amounting to €94 million in the presentation of 2002 capital expenditures and amounting to €40 million in the presentation of 2002 depreciation and write-downs of property, plant and equipment. This technical error was corrected in the following financial data and the 2002 Combined Financial Statements contained in the financial section of this Listing Memorandum and did not have an effect on either the 2002 balance sheet and income statement, or on the financial data and financial reports for subsequent periods. The correction of this error led most importantly to a decrease of €40 million in net cash provided by operating activities, a decrease of €94 million in net cash used in investing activities and a decrease of €54 million in net cash provided by (used in) financial activities. Segment data were changed accordingly. The group financial statements (Combined Financial Statements according to IFRS) of the LANXESS Group as of 31 December 2003 were audited and issued with an unqualified audit opinion by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen.

Consolidated Income Statement Data

All figures in € millions	Fiscal year ending 31 December - audited -		1 January to 30 September - unaudited -	
	2002	2003	2003	2004
Net sales	6,763	6,315	4,828	5,047
Cost of goods sold	(5,285)	(5,211)	(3,919)	(3,937)
Gross profit	1,478	1,104	909	1,110
Selling expenses	(985)	(935)	(683)	(638)
Research and development expenses	(149)	(168)	(118)	(95)
General and administrative expenses	(202)	(257)	(162)	(196)
Other operating expenses, less other operating income	(261)	(1,041)	(23)	(105)
Operating result	(119)	(1,297)	(77)	76
Non-operating result	(89)	(111)	(92)	(58)
Income (loss) before income taxes	(208)	(1,408)	(169)	18
Income taxes	90	412	60	(21)
Income (loss) after taxes	(118)	(996)	(109)	(3)
Minority stockholders' interest	(1)	(1)	(4)	(5)
Net income (loss)	(119)	(997)	(113)	(8)

Consolidated Balance Sheet Data

All figures in € millions	As of 31 December - audited -		As of 30 September - unaudited -	
	2002	2003	2003	2004
Non-current assets	3,021	1,690	2,724	1,675
Current assets (including prepaid expense items and deferred taxes)	2,598	2,841	2,793	3,008
of which liquid assets	10	13	14	80
Stockholders' equity	2,465	1,358	2,294	1,366
Liabilities (including deferred income items and deferred taxes)	2,427	2,317	2,404	2,359
of which long-term financial obligations	446	209	173	336
Provisions	688	813	778	924
of which provisions for pensions and other post-employment benefits	324	408	361	412

Consolidated Cash Flow Data

All figures in € millions	Fiscal year ending 31 December - audited -		1 January to 30 September - unaudited -	
	2002	2003	2003	2004
Cash inflow/(outflow) from operating activities	369	346	205	40
Cash inflow/(outflow) from investing activities	(347)	(300)	(148)	85
Cash inflow/(outflow) from financing activities	(25)	(46)	(56)	(59)
Change in cash and cash equivalents due to business activities	(3)	0	1	66

Other Financial Data

All figures in € millions	Fiscal year ending 31 December - audited - 2002	2003	1 January to 30 September - unaudited - 2003	2004
Operating result (EBIT)	(119)	(1,297)	(77)	76
of which exceptional items*	(244)	(1,178)	(42)	(81)
EBITDA*	507	180	300	325
of which exceptional items*	(80)	(131)	(25)	(60)
Capital expenditures	393	312	193	158

* EBITDA is defined as operating result (EBIT) plus depreciation and amortisation. EBITDA and exceptional items are not financial data defined under IFRS and should not be considered in isolation as a substitute for net income, operating result or other measures of financial performance under IFRS. Potential investors should be aware that EBITDA and exceptional items are not consistently applied or standardised, that there may be material differences in the way in which companies calculate them and that they, considered in isolation, do not establish a basis for comparison with similarly-named performance measures of other companies.

Transfer of the Major Parts of the Chemicals Business and of Parts of the Polymers Business from Bayer AG to LANXESS AG by Way of Spin-off *(Abspaltung zur Aufnahme)*

The LANXESS Group, headed by LANXESS AG, will continue to operate the majority of the chemicals activities and approximately one third of the polymers activities of the Bayer Group. As a first step, the relevant chemicals and polymers activities were combined within the Bayer Group and will be transferred to LANXESS AG by way of spin-off.

First Step — Consolidation of the Major Parts of the Chemicals and of Parts of the Polymers Activities

As a first preparatory step, Bayer Chemicals Aktiengesellschaft (hereinafter referred to as "Bayer Chemicals AG") and Bayer MaterialScience Aktiengesellschaft (hereinafter referred to as "Bayer MaterialScience AG") transferred virtually all domestic business activities of the LANXESS Group to LANXESS GmbH by way of a spin-off (*Abspaltung zur Aufnahme*) pursuant to section 123 (2) No. 1 of the German Transformation Act (UmwG). In return therefor, Bayer AG was in each case granted one share in LANXESS GmbH, which is currently 100% owned by Bayer AG. The spin-offs were executed with economic effect as of 1 July 2004. Both spin-offs took effect upon their registration in the Commercial Registers (*Handelsregister*) for Bayer MaterialScience AG and Bayer Chemicals AG, respectively, on 30 September 2004.

The significant foreign chemicals and polymers activities were transferred to LANXESS GmbH and its subsidiaries in the individual countries using legally different methods on the basis of applicable local law. Each of the parties has, from an economic perspective, as a rule adopted the same position as if the transfers had been effected as of 1 July 2004.

At the same time, certain operating units of the Bayer service companies were transferred to LANXESS GmbH and its subsidiaries. On the basis of a previously-concluded but not yet effective land purchase agreement between LANXESS GmbH and Bayer AG, LANXESS GmbH will acquire virtually all of the domestic real property used by it. LANXESS GmbH acquired a 40% interest in Bayer Industry Services GmbH & Co. OHG, the on-site management company of the Bayer Group.

Second Step — The Spin-off

As a second step, the separation from the Bayer Group will be consummated by way of a spin-off (*Abspaltung zur Aufnahme*) pursuant to section 123 (2) No. 1 UmwG. In this regard, Bayer AG, as transferring entity, will transfer its entire equity interest in LANXESS GmbH and certain other portions of its assets in their entirety to the acquiring entity, LANXESS AG. In return for the spin-off of the assets and liabilities to it, the latter will issue 73,034,192 shares to the stockholders of Bayer AG. For purposes of implementing the Spin-off, Bayer AG and LANXESS AG entered into a spin-off and acquisition agreement. The Stockholders' Meetings of the companies approved the agreement on 17 November and on 21 December, 2004, respectively. The Spin-off will become effective once it is registered in the Commercial Register (*Handelsregister*) for Bayer AG, which is anticipated to occur on 28 January 2005.

Stock Exchange Listing

Subject Matter of the Stock Exchange Listing, Timetable, Publications

On 22 December 2004, the Company filed an application for the admission to trading on the official market segment (*amtlicher Markt*) and, simultaneously, the official market sub-segment entailing additional post-admission obligations (Prime Standard) of the Frankfurt Stock Exchange of all 73,034,192 no par value ordinary bearer shares (no-par shares) (entire capital stock) of the Company — which will be created upon registration of the Spin-off in the Commercial Register for Bayer AG — each such no-par share currently representing a €1.00 portion of the capital stock. It is expected that the Frankfurt Stock Exchange will issue the order approving the admission of the shares to trading on 28 January 2005. Trading in the shares on the stock exchange is expected to commence on 31 January 2005.

At present, the timetable for the stock exchange listing and the issuance of the Company's shares is as follows:

28 January 2005.............	Registration of the Spin-off in the Commercial Register for Bayer AG
28 January 2005.............	Order approving the admission of the shares to trading issued by the Frankfurt Stock Exchange
29 January 2005.............	Publication regarding the entry into effect of the Spin-off and the order approving the admission of the shares to trading (supplement) in the *Frankfurter Allgemeine Zeitung* and, at a later date, in the Federal Gazette (*Bundesanzeiger*)
29 January 2005.............	Publication of the allotment notice in the *Frankfurter Allgemeine Zeitung* and, at a later date, in the Federal Gazette
31 January 2005.............	First day of listing

The German-language version of the Listing Memorandum (*Börsenzulassungsprospekt*) is expected to be available starting 19 January 2005 at no charge from the Company as a download from the Company's web site (www.lanxess.com), from the Global Co-coordinators and from the paying and depository agent disclosed in this Listing Memorandum (see "*General Information on LANXESS Aktiengesellschaft — Notices, Paying Agent and Depository Agent*") as well as from the admission office of the Frankfurt Stock Exchange.

Capital stock following registration of the Spin-off

Following registration of the Spin-off in the Commercial Register for Bayer AG, the Company's capital stock will amount to €73,034,192.00.

General and Specific Information Regarding the Shares

Voting rights

Each share carries the right to one vote at the Company's Stockholders' Meeting. Voting rights are not subject to any restrictions.

Dividend rights

The shares carry full dividend rights from 1 January 2004, *i.e.*, for the entire fiscal year 2004 and for each subsequent fiscal year.

Form of shares and share certificates

All shares of the Company will be issued as no par value ordinary bearer shares (no-par shares). Pursuant to section 5 (1) of the Company's articles of association, the stockholders are not entitled to receive share certificates. The shares will be represented by one or more permanent global certificates which will be deposited with Clearstream Banking AG, Frankfurt am Main, as depositary bank.

ISIN/WKN/common code/ticker symbol

International Securities Identification Number (ISIN)	DE0005470405
German Securities Identification Code (WKN)	547040
Common Code	020904992
Ticker symbol	LXS

Selling Restrictions, Transferability

The Company's shares are freely transferable and are not subject to any selling restrictions.

Designated Sponsors

Deutsche Bank and Morgan Stanley has each assumed the role of Designated Sponsor. By setting binding prices for the purchase and sale of the shares, the Designated Sponsors, in particular, provide for greater liquidity in the stock.

Allotment Procedure

The Spin-off will enter into effect upon its registration in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court (*Amtsgericht*) of Cologne, which is anticipated to occur on 28 January 2005. Once the Spin-off enters into effect, all 73,034,192 shares of LANXESS AG will be issued to the stockholders of Bayer AG at an allotment ratio of 10:1. 72,984,192 of these shares will originate from the Capital Increase of LANXESS AG to be effected for purposes of implementing the Spin-off and pursuant to a resolution passed on 21 December 2004. The remaining 50,000 of these shares will be transferred by way of the Spin-off from Bayer AG to LANXESS AG. Once the Spin-off becomes effective, the interest held by any given stockholder in LANXESS AG will correspond to such stockholder's interest in Bayer AG (a spin-off maintaining proportionality of ownership).

Allotment ratio

Once the Spin-off enters into effect, Bayer AG stockholders will be issued one no par value ordinary bearer share (no-par share) of LANXESS AG (ISIN DE0005470405/WKN 547040) — each such no-par share currently representing a €1.00 portion of the capital stock and carrying full dividend rights from 1 January 2004 — for every ten no par value ordinary bearer shares of Bayer AG (ISIN DE0005752000/WKN 575200).

Fractional rights

By virtue of the 10:1 allotment ratio, those stockholders who hold Bayer shares in their securities account in an amount not evenly divisible by ten will receive fractional rights in a LANXESS AG share (fractional share). Stockholders cannot exercise stockholders' rights on the basis of fractional shares. The depositary banks and Deutsche Bank will endeavour to arrange for an offset of fractional rights between the holders thereof. Stock exchange trading in fractional rights is not planned. In the course of the LANXESS share allotment, stockholders of Bayer AG will be requested by their depositary banks to indicate within two months of the Spin-off taking effect whether they wish to sell the fractional rights that will be assigned to them or whether they wish to acquire further fractional rights in order to convert their fractional rights into a full share. Should a request concerning fractional rights not be made within two months of the Spin-off taking effect, or should an offset of fractional rights not prove to be possible, the entire account balance of fractional rights in shares of LANXESS AG will be consolidated after said date and sold through a broker at the relevant stock market price for LANXESS shares. The net proceeds of the sale will be credited to the holders of the relevant fractional rights in proportion to the fractional rights held.

Trustee

Bayer AG has appointed Deutsche Bank AG to handle the allotment as trustee pursuant to section 125 sentence 1 and section 71 (1) UmwG. Prior to the Spin-off taking effect, Deutsche Bank will hold the LANXESS shares to be issued in trust and, promptly upon registration of the Spin-off, will allocate these to Bayer stockholders according to the 10:1 allotment ratio stipulated in the Spin-off Agreement.

Execution of the allotment

Since all of Bayer AG's shares are held in collective custody accounts at financial institutions, Bayer AG stockholders need not take any action with respect to the allotment of the LANXESS shares other than to deal with possible fractional rights (see "— *Fractional rights*"). The allotment of the LANXESS shares is anticipated to occur on 28 January 2005 through Clearstream Banking AG, Frankfurt am Main, in the ratio of 10:1 by way of a credit to the relevant securities account. The allotted LANXESS shares will be credited to the securities account at Clearstream Banking AG, Frankfurt am Main of the respective bank for the account of the relevant stockholders. It is anticipated that the shares will be represented by one or more permanent global certificates which will be deposited with Clearstream Banking AG, Frankfurt am Main, as depositary bank.

The holders of American Depositary Receipts ("ADRs") of Bayer AG (hereinafter also referred to as "Bayer ADRs") will be allotted shares in LANXESS AG through the depositary bank. The Company presently does not intend to list its shares on any U.S. stock exchange, to register its shares in the United States or to set up an ADR programme there. For this reason, the holders of Bayer ADRs will, in the context of the Spin-off, be given the option until 27 January 2005 to either accept or sell the LANXESS shares. Should holders of Bayer ADRs not give any instructions as to which option they wish to pursue by this date, the depositary bank will deem such holders to have opted to sell their LANXESS shares.

Once the Spin-off has been registered in the Commercial Register for Bayer AG, details as to the execution of the allotment will be published without delay in the *Frankfurter Allgemeine Zeitung* and, at a later date, in the Federal Gazette ("Allotment Notice"). Furthermore, stockholders of Bayer AG will be informed of the allotment of the LANXESS shares by way of account statements or other suitable notice from their depositary banks. Holders of Bayer ADRs will receive corresponding information from the depositary bank.

Risk Factors

In deciding whether to purchase the Shares, investors should carefully read and consider the following risk factors together with other information contained in this Listing Memorandum. The occurrence of one or more of these risks may have a material adverse effect on the financial condition and results of operations of LANXESS. The Company's share price could fall significantly as a result of any of these risks, and investors could lose part or even all of their investment. The risks described below are not the only risks to which LANXESS is exposed. Additional risks and uncertainties not currently known to the Company, or which the Company currently believes are immaterial, could likewise impair the business activities of LANXESS and have a material adverse effect on its financial condition and results of operations. The order in which the risks are presented below is not intended to indicate the probability of their occurrence. The risk factors have furthermore been prioritised on the basis of assumptions that could later prove to be false.

Risks relating to the Market

Volatility and cyclicality of the global chemicals and polymers markets and economic fluctuations in customer industries important to LANXESS

The business of LANXESS is exposed to the volatile and cyclical nature of the chemicals and polymers markets, especially in the Chemical Intermediates and Engineering Plastics segments. Depending on the individual market, and to some extent the geographic region, the Group's business alternates between longer or shorter periods of high market growth and longer or shorter periods of stagnation or market decline. The transition from market growth to market decline can be very swift.

Additionally, developments in the chemicals and polymers markets track those in the industries in which the Group's customers operate. A weak economic climate in the relevant customer industries typically results in lower sales volumes and declines in prices for the chemical and polymer products supplied by LANXESS. The Engineering Plastics segment is dependent to a large extent on developments in the automobile industry and, more specifically, in the automotive parts industry. Developments in the chemicals and plastics processing industries, the construction industry, the life sciences industry, the electronics and electrical technology industries, and the leather, textiles and paper industries also affect LANXESS. The industries in which the Group's customers operate are, in turn, strongly influenced by global economic developments.

The volatile and cyclical nature of the global chemicals and polymers markets together with weak or declining growth in customer industries could lead to a reduction in prices and sales volumes and thus affect sales growth and capacity utilisation at LANXESS, which could have material adverse effects on its financial condition and results of operations. Such a scenario could arise particularly if the Company's expectations concerning the duration and characteristics of such cycles, on which the business of LANXESS is based, do not materialise.

Intense competition, purchasing power and consolidation among large customers

As a rule, the global chemicals and polymers markets in which LANXESS operates are highly competitive. A main reason for this high level of competition is the fact that most of the products are classified as commodities. In recent years, intense competition in many sectors has led to declining prices and substantial pressure on profit margins. This trend could also continue in future. If it does, LANXESS could also be forced to reduce its prices.

The risks for LANXESS arising out of intense competition and the pressure on profit margins could increase even further in future since new suppliers from emerging markets — especially China and India — are increasingly entering many market sectors. This trend applies mostly to products that are less technology and capital intensive and is reflected in the developments in the Fibers, Fine Chemicals and Styrenic Resins business units. Moreover, existing competitors of LANXESS could intensify efforts to increase their respective market share.

With respect to certain customer industries, the global chemicals and polymers markets are characterised by a highly-consolidated customer base. This concentration particularly applies to the rubber market sector (butyl rubber, polybutadiene rubber and specialty elastomers), which is a significant market sector for LANXESS. The small number of customers (for rubber, they are mainly companies in the tyre manufacturing industry) results in highly-concentrated purchasing power. In future, especially in the market sector exhibiting consolidation trends, a growing number of LANXESS customers could begin exploiting their purchasing power in order to force down prices. Above all, companies in the tyre industry could be increasingly compelled to take such action since they themselves face intense price pressure imposed by the large automobile manufacturers.

Markets in which LANXESS operates and which until now have had a balanced customer structure could change as a result of the current consolidation trend, which would translate into increased purchasing power for the remaining companies.

The above factors could, either individually or in the aggregate, substantially affect selling prices, profit margins and the market positions of LANXESS and have an adverse effect on LANXESS' financial condition and results of operations.

Demand for chemicals and polymers in Asia

According to the Company's assessments, which are based both on its own market observations and on external market studies for the respective market sectors in which LANXESS operates, the global chemicals and polymers markets are currently exhibiting moderate growth. To a large extent, the current growth is fuelled by strong demand in Asia, particularly in China. This demand, in turn, is critically dependent on the general economic growth in this region.

In view of the strong demand for chemicals and polymers in Asia, suppliers have rapidly expanded their production capacity, especially in fibres, fine chemicals and styrenic resins. At present, this production capacity serves primarily the local Asian market.

In future, should the economic growth in Asia, and particularly in China, slow down or should this region slip into a recession, the possibility that Asian suppliers would focus more on serving the European and American markets in order to make use of freed-up production capacity cannot be excluded. This would lead to a substantial price decline in those markets in which LANXESS generates most of its sales. There is a risk that, in this case, LANXESS could face lower profit margins and lose market share.

There is also a risk that Asian suppliers could increase their sales efforts in the European market because of existing overcapacity or other factors. This trend could also accelerate due to competitive advantages related to currency effects (such as result from manufacturing products in the U.S. dollar zone and selling them in the euro zone) and other factors.

The above factors could have a material adverse effect on the financial condition and results of operations of LANXESS.

Risks relating to the Business of LANXESS

Antitrust proceedings

As part of the Spin-off, the activities of Bayer AG's former Rubber business group were transferred to the LANXESS Group. Various products included in this business group are or have been the subject of investigations conducted by antitrust authorities in the United States, Canada and Europe. In the United States, Bayer AG pled guilty to charges of illegal price-fixing with respect to rubber chemicals between 1995 and 2001 and with respect to nitrile rubber from May to the end of December 2002. Bayer AG agreed to fines of U.S.$66 million and U.S.$4.7 million, respectively. The court approved the underlying settlements. LANXESS established provisions totalling €20 million in the Combined Financial Statements to cover its portion of these fines, as determined by the terms of the Spin-off. Of this amount, a provision of €12 million was established for the Technical Rubber Products business unit in the Performance Rubber segment and a provision of €8 million was established for the Performance Chemicals segment, the bulk of which related to the Rubber Chemicals business unit. Investigations into the same matters are still pending in Europe and Canada. The Company is expecting heavy fines to be imposed by the European Commission. The Company believes it is also exposed to a risk of criminal fines in Canada.

There are also other products which are or were allocable to the former Rubber business and in respect of which investigations by antitrust authorities are still pending in several additional cases, some of which concern exclusively Europe and two others that also concern the United States and Canada. In all but one of these additional cases, Bayer AG was the first affected company to file the relevant application with all competent antitrust authorities that have a special cooperation programme ("leniency programme"). The Company expects that a significant fine will be imposed on it with respect to the investigation in which Bayer AG was not the first company to cooperate with the authorities. It is currently impossible to estimate the amount of this fine. With respect to the remaining investigations, the Company considers the prospects good that no fine will be imposed on Bayer AG.

Moreover, a number of lawsuits — both individual and class actions — have been filed in the United States and Canada, in which Bayer AG and two subsidiaries of LANXESS, RheinChemie Rheinau GmbH and RheinChemie Corp., Trenton, New Jersey, have been named as defendants. The plaintiffs are seeking substantial damages (including treble and punitive damages). The possibility that additional civil suits will be filed in the United States and Canada cannot be excluded.

The financial risk associated with all of the proceedings mentioned above (with the exception of criminal proceedings in which penalties have already been imposed), including the financial risk associated with future civil damage actions, is currently not quantifiable. The Company expects that significant expenses will be required during the further course of the criminal proceedings and civil damage actions.

In a master agreement LANXESS AG and Bayer AG have agreed to specific terms and conditions concerning the proceedings described above. With respect to all liabilities arising out of these proceedings (whether in the form of penalties, fines, damages, punitive damages or claims for the disgorgement of excess revenues arising from the antitrust violation) that had at least commenced prior to 1 July 2004 or in respect of which a company had taken steps prior to 1 July 2004 before an antitrust authority with a view to commencing such proceedings, LANXESS AG will bear 30% and Bayer AG 70% of such liabilities, as between themselves. LANXESS AG's liability is limited to a total of €100 million. In addition, any tax disadvantages arising thereby due to limited deductibility for tax purposes, as well as legal defence costs, are to be reimbursed. In accordance with the terms of a master agreement between them, LANXESS AG and Bayer AG are to agree on rules for handling proceedings (for more details concerning the master agreement, see the section entitled "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*").

Regulatory or court decisions or other matters in connection with the antitrust proceedings or civil actions described above could result in additional costs that are not covered (in whole or in part) by provisions. As of 30 September 2004, total provisions amounted to €35 million. The Company considers it possible that the indemnity obligation agreed as between Bayer AG and LANXESS AG and totalling €100 million, plus the tax indemnity described above, will fully materialise. In this case, the indemnity payments would be limited to €50 million per calendar year (for more details, see "*Further Details and Explanation of the LANXESS Spin-off*"). In the case of adverse regulatory or court decisions, LANXESS could also suffer a loss of reputation which, in turn, could diminish future earnings. In addition, the possibility that new antitrust proceedings or civil actions will be instituted in future cannot be excluded. Therefore, the possibility cannot be excluded that the financial condition and results of operations of LANXESS will suffer material adverse effects as a result of the unfavourable outcome of one or more antitrust proceedings or civil actions.

Obligations arising from environmental protection laws and liability for pre-existing contamination

As a company operating in the chemical industry, LANXESS is subject to extensive, constantly expanding and increasingly stringent regulations on environmental protection and laws governing chemicals and hazardous substances. In accordance with these requirements, LANXESS imposes high technological and safety standards for the construction, operation and maintenance of production plants. Nevertheless, the possibility that operating disruptions — including those due to external influences such as natural disasters or terrorism — may occur cannot be excluded. These could lead to explosions, to the release of poisonous substances or substances otherwise presenting a health hazard, or to accidents causing personal injury or damage to property or the environment. Such events could result in civil litigation or criminal prosecution as well as loss of production capacity. LANXESS is insured against such risks to an extent customary in the industry by means of insurance covering property damage, third-party liability and production disruptions. Insurance coverage may not, however, be sufficient to cover all claims, pecuniary prejudice and losses resulting from such events.

More stringent statutory environmental protection standards have already been enacted, especially relating to the reduction of emissions. These legislative changes make it necessary for LANXESS to invest substantially in modernising its production plants. LANXESS estimates that — as a result of the 2002 Technical Directives for Air (*Technische Anleitung Luft 2002)* and other legal provisions on protecting against air pollution — it will have to spend approximately €80 million on technological modernisation of its plants between 2005 and 2007. Because of emerging changes in the law, LANXESS also anticipates investment requirements of approximately €20 million with respect to wastewater treatment plants in the next few years. Further tightening of the environmental and safety provisions with which LANXESS must comply could lead to considerable costs and liability outside its control. LANXESS does not have the ability to foresee the extent of this risk.

LANXESS operates production sites, some of which — like those in Leverkusen, Dormagen and Krefeld-Uerdingen — have been put to industrial use for decades and on which significant contamination has occurred in the past, especially with regard to soil and groundwater. Costs associated with existing and potential obligations to secure or remediate contaminated sites in accordance with environmental protection regulations could have a material adverse effect on the financial condition and results of operations of LANXESS.

LANXESS is responsible for numerous industrial sites partially consisting of contaminated areas that must be remediated or secured, e.g., in Bushy Park, Charleston, South Carolina and in Sarnia, Ontario, Canada. The liability of LANXESS may also extend to other real property if pollution has spread undetected. The costs associated with such clean-ups are often almost impossible to estimate and could dramatically affect LANXESS' financial condition. This risk exists particularly for the sites that could be subject to the "Natural Resource Damages" initiative of the New Jersey Department of Environmental Protection, most notably the sites in Birmingham and Haledon, New Jersey, U.S.A. Under this programme, environmental damage caused by past industrial use is evaluated — on the basis of presently unclear criteria — and compensation exacted, by way of class action lawsuits, from those companies that bear a nexus to the damaged environmental resource.

In connection with the groundwater contamination with chromium VI compounds in Merebank, South Africa, the extent of which became known in October 2004, LANXESS created a €40 million provision. This provision was estimated on the basis of the remediation costs foreseeable at the stage of the investigation completed at that time. Depending on the results of the continuing investigations, the actual remediation costs could exceed this estimate. Moreover, LANXESS may be exposed to third-party claims based on health threats or loss of enjoyment of property. Chromium VI compounds are or were also used at other LANXESS production sites. At these sites, there is a risk of environmental damage and thus of substantial remediation costs for LANXESS.

Associated with many LANXESS production sites are landfills that could require substantial remediation given the material deposited there in the past, an example being the Bürrig-Dhünnaue landfill in the vicinity of the production site in Leverkusen. Although the Company at present does not consider it necessary or advisable to carry out any significant remediation, the possibility cannot be excluded that such measures will be required in future, including such measures as may be mandated by regulatory authorities.

As of 30 September 2004, LANXESS had set aside provisions totalling €85 million for environmental protection obligations. Future costs for the remediation of existing contamination and environmental damage, as well as for environmental protection as a whole, are difficult to predict because there are numerous uncertainties, especially given the constantly changing regulatory environment and the possible concomitant tightening of safety standards.

The factors mentioned above could, either individually or in the aggregate, have an adverse effect on the financial condition and results of operations of LANXESS and could harm its public image and customer relations.

Risks arising from exchange rate fluctuations

LANXESS transacts business in many different currencies and is therefore exposed to a variety of risks associated with fluctuations in the relative values of these currencies, especially the exchange rates between the euro and the U.S. dollar. Other important currencies are the Canadian dollar and the Japanese yen.

Exchange rate risks exist when, for example, the receivables or payables of a LANXESS Group company are denominated in a currency other than the company's local currency.

Additional exchange rate risks occur if the sales of a LANXESS Group company are denominated in currencies other than those in which the associated costs are denominated. This situation leads to the creation of open currency positions in operations. More than half of the total currency risks arising from outstanding and anticipated business transactions of LANXESS are attributable to accounts denominated in U.S. dollars or currencies pegged to the U.S. dollar.

Since LANXESS attempts to minimise the potential effects of the above-mentioned currency risks by using derivative financial instruments, the Company believes that a significant increase or decrease in the exchange rate of the euro relative to other major currencies should not, in the short term, materially affect its future cash flow. Over time, however, to the extent LANXESS is unable to reflect exchange rate movements in, for example, the pricing of its products in local currency, such exchange rate fluctuations could adversely affect its results of operations. At the same time, LANXESS could suffer a competitive disadvantage *vis-à-vis* certain rivals to the extent that such rivals both manufacture and sell their products in the U.S. dollar region and are therefore not affected by exchange rate fluctuations.

LANXESS prepares its consolidated financial statements in euros. However, many of the companies within the LANXESS Group are located outside the euro zone. For this reason, fluctuations in the average exchange rate of the currency concerned from one accounting period to another also impact the sales, income and assets reported in euros in the LANXESS consolidated financial statements. Thus, for example, depreciation of the U.S. dollar against the euro would — assuming a constant sales volume and constant nominal prices in U.S. dollars, for example — result in LANXESS generating lower sales revenues after converting the figures into euros. Unlike the effect of exchange rate fluctuations in the case of transaction risk, the translation risk exposure does not affect LANXESS' local currency cash flows.

Fluctuations in exchange rates, especially in the rate of the euro against the U.S. dollar or other currencies relevant for LANXESS, could have an adverse effect on the financial condition and results of operations of LANXESS.

Fluctuations in the prices for raw materials and energy

LANXESS depends on numerous raw materials for its production and requires large quantities of energy from various sources. Prices for both raw materials and energy are subject to strong cyclical volatility. The most important petrochemical raw materials for LANXESS, which are heavily dependent on crude oil prices, are 1, 3 butadiene, acrylonitrile, benzene, C4 raffinate 1, cyclohexane, isobutylene, styrene and toluene. In addition, the prices of other important raw materials are also subject to strong cyclical volatility and in particular depend on the price of electricity and natural gas. These include chlorine, sodium hydroxide and ammonia. The costs of raw materials and energy constitute a large proportion — in some business units more than 50% — of the total production costs for LANXESS.

LANXESS uses various methods to avoid and control the price risks for raw materials and energy, including, among other things, long-term supply contracts with pricing formulas and active inventory management. In addition, some of the energy requirements are secured by means of forward contracts. A hedging of all price risk for raw materials and energy is impossible, however. In 2004, LANXESS was able to pass on price increases for raw materials and energy for many products by increasing prices. It is not possible, however, to pass on the entire price increases for raw materials and energy in all of LANXESS' business areas. Petrochemical raw materials in particular have been historically exposed to large price fluctuations. The energy price risk to which LANXESS is exposed mostly relates to natural gas in North America and fuel oil in Europe.

Should prices for raw materials and energy continue to rise and LANXESS be unsuccessful in passing on these higher costs to its customers, this could have an adverse effect on the financial condition and results of operations of LANXESS. This effect could be exacerbated by further cost increases outside of the influence of LANXESS, triggered by future legislative changes such as those relating to the ecology tax (*Ökosteuer*) in Germany. In this respect, particular uncertainty exists about the continued applicability beyond 2006 of the special regulatory treatment accorded the manufacturing industry. Potentially more restrictive rules could affect all LANXESS manufacturing companies in Germany, including companies in which it holds an equity interest.

Observations also show that, when prices for raw materials and energy fall, the selling prices of chemical products, which LANXESS also supplies, often decline disproportionately in relation to the raw materials and energy prices, due to the intense competition. If LANXESS is unsuccessful in adapting to the changes in basic economic conditions through appropriate measures (e.g., by reducing production costs), this could have an adverse effect on the financial condition and results of operations of LANXESS.

Potential impairment of the health of persons due to harmful product characteristics

LANXESS' product portfolio contains or contained, among other things, substances which are classifiable or are classified as carcinogenic (cancer-causing), mutagenic, reproductively toxic, generally toxic or otherwise hazardous to health. The possibility cannot be excluded that the health of persons who come into contact with LANXESS products may be impaired, especially as a result of incorrect use of such products or because of product characteristics that are as yet unknown, and that such health impairments may even be life-threatening.

In addition, some substances used by LANXESS during construction and in the production process are the subject of litigation. This is the case, for example, with asbestos (see "*Information Concerning the Business of LANXESS — Litigation/Regulatory Proceedings*").

The factors mentioned above may, either individually or in the aggregate, have an adverse affect on the financial condition and results of operations of LANXESS.

Changes in national or EU rules

The regulatory environment for the business activities of LANXESS is continuously changing at the international and, above all, the supra-national and national levels, in light of technological progress and the public's increased safety needs and awareness with respect to quality and the environment. The tightening of the regulations with which LANXESS must comply could subject LANXESS to even more rigorous controls than at present with regard to its handling of substances or hazardous materials, as well as the production, use, recycling or disposal thereof. Such tightening could require significant capital expenditures and therefore have adverse effects on the production costs and the product portfolio of LANXESS or expose LANXESS to considerable liability risks.

Of great significance for the business activities of LANXESS will be the implementation of the proposed EC regulation on the Registration, Evaluation, Authorisation and Restriction of

Chemicals ("REACh"), the draft of which was submitted by the European Commission on 29 October 2003. It will probably come into force at the end of 2006 or the beginning of 2007. On the basis of the current draft of the regulation and on preliminary estimates, the costs that LANXESS would incur for the complete registration of all the substances covered by the regulation during the eleven years allocated for such registration would total €200 million. LANXESS could also face additional future costs resulting from the implementation of the "Environment and Health Strategy" (the SCALE Initiative) proposed by the European Commission in 2003. The aim of SCALE is to develop an EU-wide system for interlinking information about the condition of the environment, the ecosystem and human health and thereby to improve, among other things, the evaluation of so-called "cocktail effects", combined strain and cumulative effects on human health. It is not currently possible to predict whether and, if so, when the SCALE Initiative will lead to mandatory EU regulations.

Purchase of sufficient quantities of certain raw materials essential to operations

Certain raw materials and starting products on which LANXESS depends for its manufacturing operations are not always available in sufficient quantities on the respective markets. This currently especially applies to the raw materials 1, 3-butadiene, ammonia and bromine. In addition, LANXESS production plants in some locations are networked with those of third parties and, as part of these arrangements, raw materials, especially those which cannot be transported over long distances, are purchased from such parties. Thus, for example, LANXESS purchases carbon monoxide at the Dormagen site for use in the Basic Chemicals and Fine Chemicals business units.

Given the implementation of the proposed EC regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals ("REACh"), the possibility cannot be excluded that it may no longer be economically feasible for suppliers to produce certain raw materials and that therefore the supply of these raw materials will be adversely affected.

The inability of LANXESS to purchase sufficient quantities of the necessary raw materials could have adverse effects on its business activities.

Shortages or disruptions of supplies to customers due to unplanned shutdowns of production plants

Production plants of the LANXESS Group can come to a standstill as a result of technical failures, strikes, natural disasters, regulatory actions and other factors. Shortages in the supply of LANXESS products to customers can be mitigated in part by expanding production elsewhere, and gaps caused by short-term interruptions can be bridged using existing inventory. If, however, the manufacture of products is shut down for a prolonged period and products cannot be manufactured (in part or entirely) at other plants (referred to as single source plants), such a shutdown can result in a loss of sales revenues and damages claims and impairment of customer relations. If the resulting losses are not covered by business disruption insurance, the loss of production could have a material effect on the results of operations of LANXESS.

Quantitative adjustment for co-products

A frequent characteristic of chemical production is that one production stage may simultaneously yield two or more substances (co-production). Ideally, all such substances can be sold in the market, but often one or more co-products will generate disposal costs. The possibility cannot be excluded that, over time, the demand for one co-product will decline but adjustments to the quantity produced will not be feasible because of the effect on the other co-product(s) that would otherwise result. This situation could particularly arise with respect to some of the aromatics in the product portfolio of the Basic Chemicals business unit. A decrease in marketability of the so-called "by-products" can negatively affect earnings further.

Substitution of LANXESS products with new or improved materials or technologies

In future, alternative materials and technologies could be developed, or existing materials and technologies improved, which could be used in place of the products and technologies supplied by LANXESS. Thus, for example, a material could be developed that is at once airtight and flexible. Such a material could be used, like butyl rubber, for the manufacture of hoses and tyres. Furthermore, certain agrochemicals and specialty elastomers could be replaced by new products.

If new types of materials or technologies are offered at lower prices, have other favourable characteristics or are advantageous for other, particularly regulatory, reasons, there is a risk that customers could replace products offered by LANXESS with new types of materials or technologies. If, in this case, LANXESS is not in a position likewise to offer new types of materials or technologies, this could lead to substantial declines in sales, which could adversely affect the financial condition and results of operations of LANXESS.

Restriction of the financial flexibility of LANXESS due to obligations entered into under a syndicated credit facility

In order to refinance inter-company liabilities toward companies of the Bayer Group and to cover its general liquidity needs, LANXESS AG entered into a syndicated credit facility for €1.5 billion (the "Credit Facility"). The Credit Facility includes a €0.5 billion tranche structured as a revolving credit line with a term of 364 days, which may be extended one or more times for additional 364-day periods subject to the approval of the banks. In addition, the Credit Facility includes two revolving tranches totalling €1.0 billion with terms ending in December 2009. The Credit Facility contains restrictions with respect to the possibility of borrowings by companies in which LANXESS has an ownership interest as well as restrictions on the right to provide collateral and to sell assets. These restrictions, which are customary in the market, may result in an impairment of LANXESS' entrepreneurial flexibility. In addition, under the terms of the Credit Facility, the banks have the right to call in the outstanding loan if the ratio of net debt (excluding the Convertible Bond) to adjusted EBITDA exceeds a certain level. The parties further agreed under the terms of the Credit Facility that if the Company's current credit ratings decline, it will have to pay a significantly higher spread to the banks. The provisions of the credit facility could have an adverse effect on the financial condition and results of operations of LANXESS.

Risks in connection with intellectual property

LANXESS has a large number of patents at its disposal that are very important for its business. Even though patents are by operation of law presumed to be valid, the granting of a patent does not necessarily mean that the patent is ultimately valid or that any patent claims are enforceable. Moreover, there is absolutely no guarantee that each patent that LANXESS has applied for or has planned for its new technologies will be granted. In addition, the possibility that third parties will infringe patents held by LANXESS cannot be excluded. Inadequate protection or the actual infringement of intellectual property rights may limit LANXESS' ability to derive economic benefit from the technological advances achieved or lead to a reduction in future income if other manufacturers are, as a result, permitted to market products developed by the LANXESS Group or its predecessors.

Furthermore, the possibility that LANXESS will infringe the patents of third parties cannot be excluded since its competitors file applications to register numerous inventions as patents and receive patent protection, just as LANXESS does. In the event of such infringement, LANXESS could specifically be prevented from using certain technologies or from manufacturing or marketing products and could be compelled to adapt its manufacturing processes, acquire a licence or pay damages. Furthermore, competitors could prohibit LANXESS from producing or distributing such goods in countries in which the competitors have higher-ranking patent protection.

Non-patentable business secrets and confidential know-how — especially in areas with technically sophisticated products — are also important factors contributing to the success of the LANXESS business. There is no guarantee that LANXESS can prevent the disclosure of business secrets or that third parties will not develop or obtain access to the same or similar know-how independently of LANXESS.

LANXESS may be forced to rely on the use of the technologies of third parties through the acquisition of licences for its business activities. The possibility cannot be excluded that, in future, LANXESS will not obtain the necessary licences for its business activities or that existing licences — especially reciprocal licences — will be invalid.

Each of these factors could have an adverse effect on LANXESS' competitive position and therefore its financial condition and results of operations.

Dependence on individual suppliers for certain raw materials or products

For some purchased raw materials or products, LANXESS relies on only a limited number of suppliers. In exceptional cases, LANXESS is even dependent on a single supplier. This is the case, for example, with respect to carbon monoxide at the Dormagen site, which is required for use in the Basic Chemicals and Fine Chemicals business units. Supply disruptions or shortages at these suppliers could have adverse effects on the business activities of LANXESS and on its financial condition and results of operations.

Risks in connection with long-term contracts for the supply of goods and services

LANXESS has entered into a number of long-term agreements both with its raw material suppliers and service partners and with its customers, particularly with companies belonging to the Bayer Group. As a rule, these contracts have terms ranging from three to six years (see also "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*"). Many of these contracts contain so-called "sunk costs provisions" (*Remanenzkostenregelungen*) or so-called "take-or-pay" provisions, pursuant to which LANXESS may be under a duty to make compensation payments in the event of a termination of the agreement or if the quantities of products purchased are less than the minimum agreed amount. Moreover, some agreements — such as a supply agreement with a LANXESS supplier and energy supply agreements — provide for minimum purchase requirements (in the former case, even obligations on co-owners to assume the contractual liabilities) over four-year and 15-year periods, respectively.

Most of the contracts contain provisions that allow certain terms such as price and quantity to be adjusted to adapt to changes in general conditions. However, the possibility cannot be excluded that certain long-term contracts will prove to be detrimental for LANXESS in future because of changes in general conditions. Thus, changes in the prices for the goods and services it purchases or the products it sells could adversely affect LANXESS.

Moreover, LANXESS could be specifically compelled to make compensatory payments or to purchase goods or services beyond its actual requirements in accordance with the "sunk costs" and "take-or-pay" provisions.

Each of these factors could have an adverse effect on the financial condition and results of operations of LANXESS.

Possible deterioration of business relations with distribution partners

In a number of countries in which LANXESS is not represented by a foreign affiliate, local distributions are also conducted through companies of the Bayer Group (so-called "agency companies"). This arrangement currently exists, *inter alia*, for the countries or regions of Northern Europe (Sweden, Finland, Denmark, Norway and the Baltic states), Central and Eastern Europe (Poland, Czech Republic, Slovakia and Hungary), and Russia and the other CIS states, as well as for Korea and Taiwan in Asia. The Company anticipates that sales conducted through the agency companies will amount to approximately €0.7 billion in fiscal year 2005. LANXESS also distributes its products via numerous other external distribution partners, even in countries where it has its own foreign affiliates.

If agency companies or other distribution partners no longer perform to the desired extent or standard of quality or at competitive rates, LANXESS would be forced to rely on other suppliers. At the same time, the possibility cannot be excluded that one or more agency companies or other distribution partners will decide in future to discontinue distributing LANXESS products. Any changeover to other distributors as well any one-time payments or possible additional costs could have an adverse effect on the business activities and results of operations of LANXESS. Considerable additional costs could arise in fiscal year 2005, particularly in the event that agency companies terminate their operations.

Risks relating to the Spin-off and Strategic Realignment of LANXESS

Tax consequences in connection with the Spin-off and the preparatory measures implemented for this purpose

The German tax authority responsible for Bayer AG has issued an advance ruling in which it confirmed that the factual elements serving as prerequisites to a spin-off pursuant to section 15 of the German Transformation Tax Act (*Umwandlungssteuergesetz*) have been met. The statement of the facts on which this advance ruling was based also contained a description of the establishment of a LANXESS Corporate Center within Bayer AG. This LANXESS Corporate Center, which is relevant for demonstrating in connection with the Spin-off that LANXESS is an operationally separate business division (*Teilbetrieb*), is being transferred to LANXESS AG. The Company intends to continue this Corporate Center with respect to its functions and at least on the same scale (in terms of its personnel) existing on the date the Spin-off takes effect, thereby fulfilling the contractual duty to ensure the continuance of the LANXESS Corporate Center at least until 31 December 2005. The advance ruling is binding only if and to the extent that the supporting facts were correctly described. Otherwise, the Spin-off could be treated as a taxable dividend distribution to the participating stockholders, from which Bayer would be required to withhold the statutory withholding tax. The parties believe that, regarding the LANXESS Corporate Center, there is no discrepancy from the facts as described in the application.

On the basis of the above-mentioned advance ruling, corporate income tax and trade tax loss carry forwards incurred by Bayer AG may also pass to LANXESS AG on a *pro rata* basis by way of the Spin-off. It is currently not certain whether and to what extent these loss carry forwards can be utilised by LANXESS AG. The transfer of the pro-rated tax loss carry forwards presupposes that the businesses or business divisions to which such apportionable past losses are attributable will continue to operate for five years following the Spin-off date, as defined for tax purposes, on a scale considered comparable in view of the overall economic circumstances. This rule applies to the businesses or business divisions transferred to LANXESS as well as those remaining with the Bayer Group. No agreement was made to the effect that the Bayer companies refrain from undertaking restructuring measures during this period.

Irrespective thereof, LANXESS AG will not be able to utilise the loss carry forwards if more than 50% of LANXESS AG's shares are transferred (for example, by virtue of the listing of the LANXESS Shares on the stock exchange) and LANXESS AG receives predominantly new assets. The possibility of such injections of new capital cannot currently be excluded, especially in view of the current opinion of the German tax authorities that even the increase in cash resulting from borrowing funds or issuing debt instruments, such as the issued Convertible Bond, could constitute a receipt of new business assets. Should it emerge that the tax loss carry forwards of LANXESS AG cannot be utilised, valuation adjustments would have to be made to the deferred tax assets recorded in the consolidated balance sheet. This would lower LANXESS AG's consolidated net income and reduce the Group's stockholders' equity.

With respect to the amount of the loss carry forwards to be transferred to LANXESS AG, there is a general risk that government tax audits could result in corrections for tax assessment periods ending prior to the effective transfer date for tax purposes. Similarly, pursuant to the allocation ratio confirmed by the tax authorities, the amount of the loss carry forwards to be transferred will be determined by the ratio of the market capitalisation of Bayer AG (the average of the last ten exchange trading days) before the initial stock exchange listing of LANXESS AG to the market capitalisation of LANXESS AG beginning on the initial stock exchange listing of LANXESS (the average of the first ten trading days). Therefore, price movements during this period, in particular a weakening in the LANXESS share price immediately following the initial stock exchange listing, could possibly have an adverse effect on LANXESS with respect to the amount of the transferred loss carry forwards.

In connection with the preparatory spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH, the latter has, from a tax point of view, acquired assets transferred to it as part of a capital contribution at the fair market value. The allocation of the aggregate value of the capital contribution among the individual assets was conducted by the participating Bayer companies and by LANXESS GmbH by mutual agreement and on the basis of the existing valuation reports. Under this procedure, the necessary write-downs of book values were allocated primarily to non-current economic assets. Nevertheless, the tax authorities are bound neither by the figures computed in the valuation reports nor by the above-mentioned allocation. Therefore, the possibility cannot be excluded that the tax authorities will calculate a different aggregate value and/or a different apportionment of the aggregate capital contribution among the individual assets acquired by LANXESS GmbH. If this situation occurs, the possibility that future income tax charges will be imposed on LANXESS GmbH cannot be excluded, particularly if some of its current assets are sold. Bayer AG and LANXESS GmbH entered into an agreement under which the present value of such future additional income tax charges, as may be conclusively determined in the context of a governmental tax audit and that result from a different apportionment of the aggregate value, will be shared equally between both these companies, insofar as these tax charges relate to current assets. In computing this cost-sharing, the parties agreed to factor in any favourable tax effects with respect to non-current assets, although the timing of the recognition of the favourable tax effect is stipulated depending on type and irrespective of LANXESS GmbH's actual future income situation.

Pursuant to the Spin-off Agreement and the master agreement concluded in connection therewith between Bayer AG and LANXESS AG, Bayer AG or the relevant transferring enterprises affiliated with it bears any income taxes based on actions taken on or before the effective date of the Spin-off (1 July 2004) in order to establish the LANXESS subgroup. In addition, the contractual provisions concluded in the context of the transfer of portions of the LANXESS subgoup generally provide that the respective transferring Bayer company must bear income taxes assessed for those periods that end on or prior to the effective date of the transfer (as a rule 1 July 2004) to the extent the prior figures reported on the balance sheet are exceeded and the present value of any tax relief effects from offsetting changes in income at LANXESS cannot be set off against such tax liability. When calculating present value, rules based on type will be applied with respect to the timing of the recognition of the reversal effect, irrespective of LANXESS GmbH's actual income situation.

An exception to this principle applies in certain circumstances with respect to tax liabilities arising from transfer-pricing adjustments involving foreign affiliates which were not transferred as part of the spin-offs from Bayer Chemicals AG or Bayer Material Science AG. Transfer-pricing adjustments normally arise when factual assessments by tax authorities differ from existing assessments made by the audited company. In addition, sanctions that may be imposed beginning in 2004 for failing to meet the documentation requirements prescribed under section 90 (3) of the German Fiscal Code (*Abgabenordnung*) may apply. Although there is currently no indication of this, the possibility that LANXESS could thereby be exposed to material financial liability cannot be excluded.

Irrespective of these contractual provisions, the possibility cannot be excluded that the transferee LANXESS companies will also be held liable *vis-à-vis* third parties for such taxes on account of their joint and several liability in connection with the Spin-off. However, the agreements entered into in the course of establishing the LANXESS subgroup and/or corporate practices routinely provide that the transferee LANXESS company is entitled to be indemnified against such liability by the respective transferor Bayer company.

Transfer taxes arising as a result of the measures taken to establish the LANXESS structure, such as land transfer taxes, must be borne by LANXESS. The same applies to any land transfer tax applicable upon the purchase of domestic real property by LANXESS GmbH. The land purchase agreement concluded on 30 December 2004 will become effective upon the expiry of the first calendar day following the Spin-off. At such time, the use and enjoyment of and the risks and encumbrances relating to the land will also be transferred. Consequently, in the opinion of the

Board of Management of LANXESS AG, LANXESS GmbH is not the economic owner of these properties at the time of the Spin-off as a result of the condition precedent. Thus, the Spin-off as such does not trigger any land transfer tax liability in addition to that arising from the separate purchase agreement.

Limited informative value and comparability of the Combined Financial Statements and possible changes in future financial reporting

The Combined Financial Statements of LANXESS reproduced elsewhere in this Listing Memorandum were prepared with the goal of reflecting the Group structure, as defined for the Spin-off, in the historical financial data. In preparing the Combined Financial Statements, assumptions and estimates had to be made that affect the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual figures could differ from the estimates. In particular, the reported deferred tax assets are expected to be different, and corresponding changes in stockholders' equity are anticipated, in future consolidated financial statements of LANXESS following the Spin-off, since then only those loss carry forwards that passed by law to LANXESS are to be recorded and further differences between the amounts stated for tax purposes and the amounts shown in the consolidated financial statements will become effective.

Consequently, the Combined Financial Statements do not necessarily reflect the financial condition and results of operations that would have resulted had the LANXESS Group already existed as an independent group as of 1 January 2002 and the underlying transactions between the LANXESS and Bayer companies thus been entered into between independent companies.

For the reasons set forth herein, the absence of historical unity and independence of the LANXESS Group limits the informative value of the Combined Financial Statements. Therefore, the Combined Financial Statements do not enable reliable forecasting of the future development of the businesses combined in the LANXESS Group.

For a further discussion of the preparation of the Combined Financial Statements, see the section entitled *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the Notes to the Combined Financial Statements, reprinted elsewhere in this Listing Memorandum.

The issues described in the following paragraphs could furthermore limit the comparability of the Combined Financial Statements to future financial reporting:

In calculating fiscal year 2004 EBITDA for the business units affected by the impairments made as of 31 December 2003, asset depreciation and amortisation amounts included in the cost of production of inventories in the balance sheet as of 31 December 2003 were added to EBIT for the second quarter — contrary to the computation method generally applied by Bayer and LANXESS — in order to obtain a presentation of EBITDA that permits comparisons to be made over time.

In addition, it may become necessary to make adjustments in future reporting as a result of new internal accounting rules — if, for example, income and expenses are allocated differently among functional units and reporting segments (particularly if Corporate Center costs are stated separately), subsidiaries' interest expense is restated or depreciation and amortisation are reported differently in fiscal year 2004 than in the Combined Financial Statements.

At the end of 2004, LANXESS and the Bayer Group agreed to extend the payment due dates on the delivery of goods and services from the Bayer Group to LANXESS. The amount deferred totalled approximately €130 million, the payment of which will be made on a rolling basis until the third quarter of fiscal year 2006.

Liability consequences and obligations to provide security in connection with the Spin-off and the associated preparatory measures

The Spin-off and the combining of the chemicals and polymers businesses in LANXESS GmbH and its direct and indirect subsidiaries involve liability risks for the LANXESS Group (see also *"Further Details and Explanation of the LANXESS Spin-off"*).

Pursuant to section 133 (1) and (3) of the German Transformation Act, LANXESS AG is jointly and severally liable for the performance of the obligations remaining with Bayer AG that had already been established prior to the date the Spin-off took effect, if such obligations become due within five years following the date on which the registration of the Spin-off in the Commercial Register for Bayer AG is announced and such obligations give rise to claims against LANXESS AG that are asserted in the manner prescribed by law. Bayer AG and LANXESS AG agreed in the Spin-off Agreement that Bayer AG would indemnify LANXESS AG with respect to any claims enforced against LANXESS AG on the basis of such obligations of BAYER AG. Nevertheless, if creditors enforce such claims in future and Bayer AG is not in a position to comply with its indemnity obligations, this could have a material adverse effect on the financial condition and results of operations of LANXESS.

Furthermore, pursuant to sections 22, 125 and 133 of the German Transformation Act, creditors of LANXESS AG may, within six months from the date the registration of the Spin-off in the Commercial Register for Bayer AG is announced, demand that the Company furnish them with collateral to secure their claims. This applies if such creditors are unable to demand satisfaction of their claims at the respective time, that they provide written notice of the grounds and extent of their claims and that they provide credible evidence that the Spin-off jeopardises the satisfaction of their claims. Should LANXESS AG be obliged to provide collateral to some or all of its creditors, this could have an adverse effect on the LANXESS Group's financial condition and results of operations.

The arrangements mentioned above with respect to liability also apply to the spin-offs from Bayer Chemicals AG and/or Bayer MaterialScience AG to LANXESS GmbH which were carried out in the course of combining the relevant chemicals and polymers activities in LANXESS GmbH. Here, too, LANXESS GmbH is subject to joint and several liability under section 133 (1) and (3) of the German Transformation Act for the performance of the obligations remaining with Bayer Chemicals AG and/or Bayer MaterialScience AG that had already been established prior to the date the spin-off took effect, if such obligations become due within five years following the date on which the registration of the relevant spin-off in the Commercial Register for Bayer Chemicals AG or Bayer MaterialScience AG, as the case may be, is announced and such obligations give rise to claims against LANXESS GmbH that are asserted in the manner prescribed by law. These obligations include those arising from the joint liability of Bayer Chemicals AG and Bayer MaterialScience AG for Bayer AG's former liabilities in connection with the carve-out of the business activities from Bayer AG to these companies in 2002. As in the case of the Spin-off from Bayer AG to LANXESS AG, Bayer Chemicals AG and Bayer MaterialScience AG, on the one hand, and LANXESS GmbH, on the other, agreed that Bayer Chemicals AG or Bayer MaterialScience AG will, respectively, indemnify LANXESS GmbH in respect of claims asserted against it based on liabilities of Bayer Chemicals AG or Bayer MaterialScience AG. Nevertheless, if Bayer Chemicals AG or Bayer MaterialScience AG, as the case may be, are unable in future to comply with their indemnity obligations, this could have a material adverse effect on the financial condition and results of operations of LANXESS.

Furthermore, pursuant to sections 22, 125 and 133 of the German Transformation Act, creditors of LANXESS GmbH may, within six months from the date the registration of the spin-offs in the Commercial Register for Bayer Chemicals AG or Bayer MaterialScience AG, as the case may be, is announced, demand that the LANXESS GmbH furnish them with collateral to secure their claims. This applies if such creditors are unable to demand satisfaction of their claims at the respective time, that they provide written notice of the grounds and extent of their claims and that they provide credible evidence that the spin-off jeopardises the satisfaction of their claims. Should LANXESS GmbH be obliged to provide collateral to some or all of its creditors, this could have a material adverse effect on the LANXESS Group's financial condition and results of operations.

Development of administrative, financial and other functions as well as other measures in connection with the Spin-off

Until the Spin-off enters into effect, the Bayer Group will continue to provide administrative, financial, legal, information technology and other services for the business operations combined into LANXESS GmbH and its direct and indirect subsidiaries. The newly-established LANXESS

Corporate Center currently performs the following functions, among others: board office, corporate development, industrial & environmental affairs, treasury, tax, corporate controlling, internal auditing, accounting, communications, law & intellectual property, investor relations and human resources. Employees of LANXESS GmbH support the LANXESS Corporate Center in the performance of its tasks.

There is a risk that the above-mentioned functions will not attain the requisite level of independence in a timely manner and that, for example, during a transitional period, LANXESS will not have adequately-functioning departments such as accounting, controlling, risk management, cash management, its own patent, trademark and domain administration, or equity participation administration.

In connection with the Spin-off, a number of data processing systems and IT networks of LANXESS have been reconfigured or completely redesigned, particularly systems used by the LANXESS accounting department (including SAP systems). The Company plans to take additional measures to adapt the data processing systems after the Spin-off. The possibility cannot be excluded that the systems in question will not fulfil their functions or that they will fail to do so in the anticipated manner during the transitional period or that additional costs will arise. Moreover, in connection with the Spin-off and the ensuing independence of LANXESS, additional costs could arise as a result of changeover and/or adjustment measures, for example with respect to calibrated measuring instruments or other systems.

All the above-mentioned factors could, either individually or in the aggregate, have an adverse effect on the financial condition and results of operations of LANXESS.

Implementation of planned restructuring and cost-reduction measures

The Company plans to restructure the LANXESS Group and reorganise its business activities. To this end, the Company will examine all business units and identify those which will belong to the strategic core business of LANXESS in the medium and long term. The Company will continue to carefully examine the earnings potential of those business units that are not classified as strategic core business, with a view to potential partnering or possibly taking portfolio measures once the specific restructuring and cost-reduction measures have been implemented. In addition, LANXESS plans in the short term to implement performance programmes for improving competitiveness as well as Group-wide programmes for optimising processes and reducing costs. In regional terms, LANXESS aims for selective growth, particularly in China, possibly together with suitable partners (see also "*Information Concerning the Business of LANXESS — Corporate Strategy*"). The measures undertaken by LANXESS in order to implement its strategic realignment could significantly impact the Group's results as early as fiscal year 2005.

There can be no assurance that LANXESS will succeed in achieving the extensive alignment of the Group and the associated restructuring in a timely manner. The possibility cannot be excluded that, for instance, due to the existing general legal framework, certain operations may need to be continued or that LANXESS will be unable to implement portfolio measures because the divestiture of certain business operations fails or because no suitable partner is found. As a result of the Agreement to Safeguard Sites and Employment III (*Vereinbarung zur Standort- und Beschäftigungssicherung III*), to which LANXESS AG and LANXESS GmbH must adhere, and a breakdown in negotiations on the modifications to or conclusion of other collective bargaining agreements, the possibility cannot be excluded that potential necessary restructuring measures may be delayed or prevented. In addition, actions relating to labour struggles in Germany or abroad cannot be excluded. Likewise, the implementation of the restructuring measures may be delayed or prevented because of existing production network structures, the complexity of LANXESS' IT system or the inability to convey real property from Bayer AG to LANXESS GmbH as planned. Furthermore, the possibility that the expenses incurred during the implementation of the restructuring and cost-reduction measures will be higher than budgeted cannot be excluded. This risk applies to, among other things, possible revaluations of LANXESS business operations in connection with portfolio measures, which could necessitate impairments. In addition, the Group may lose current synergies with other business operations if individual business activities are sold.

There is also a risk that LANXESS' growth strategy cannot be implemented in the Asian market as planned because, for example, no suitable partners can be found there or because existing or future partnerships turn out to be unsuccessful.

Should the Company not succeed in achieving the appropriate measures for implementing its strategy or should the measures taken not be successful, this could have a material adverse effect on the financial condition and results of operations of LANXESS.

Pending measures for the establishment of the LANXESS Group and actions in connection with the Spin-off

A number of measures have been implemented for purposes of combining almost all of the chemicals and parts of the polymers activities of the Bayer Group in LANXESS GmbH and its subsidiaries. In addition to the spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH, the LANXESS Group's foreign chemicals and polymers businesses were transferred to LANXESS GmbH and its subsidiaries in the individual countries using different legal methods (see "*Further Details and Explanation of the LANXESS Spin-off — First Step — Combination of Major Parts of the Chemicals and Parts of the Polymers Activities*").

At present, the transfer of certain business activities — in particular in Brazil, India, South Africa — has not yet been effected. This also applies to the Thane production site in India and the Rustenberg mine in South Africa. The business operated at the Rustenberg mine cannot be transferred to LANXESS until the latter has complied with the legal requirements for obtaining the required licences and thus for operating the mine. Accordingly, the transfer of the land, the machinery and the intangible assets will be subject to the condition precedent that such legal requirements are met. On the other hand, the business's accounts receivable and consumables (such as spare parts) were transferred with effect from 1 August 2004. LANXESS already took over the chromium distribution business with effect from 1 July 2004. Pending the final transfer of all assets, LANXESS Mining (Pty) Ltd. will operate the mine on behalf of Bayer (Pty) Ltd. The existing Bayer licence for the Rustenberg mine expires in 2007. The failure of LANXESS to obtain its own licence by that time could have a material adverse effect on the business activities of LANXESS in the area of leather chemicals.

The possibility also cannot be excluded that the transfer to LANXESS of interests in individual joint ventures will require the consent of the respective joint venture partners and that such consent may be withheld or delayed or that the transfer will trigger rights of first refusal.

The failure to transfer certain business activities and/or equity interests to LANXESS, or delays in such transfer, could have an adverse effect on LANXESS business activities.

LANXESS GmbH continues to hold a 40% interest in Bayer Industry Services GmbH & Co. OHG. Pursuant to the land and building use agreement dated 30 December 2004, Bayer Industry Services GmbH & Co. OHG is obliged to demolish and remove — at Bayer AG's request — the buildings, plants and other installations located on certain parcels of land that had been used by the business activities combined in LANXESS GmbH. This obligation owed by Bayer Industry Services GmbH & Co. OHG could, in future, have a material adverse effect on the results of operations of the company in which LANXESS GmbH holds a 40% ownership interest.

In addition, the conveyance of the real property and operating equipment on the basis of the land purchase agreement dated 30 December 2004 between LANXESS GmbH and Bayer AG has not yet been completed. The possibility cannot be excluded that the conveyance cannot transpire as planned because, for example, regulatory permits have not been granted. In addition, adjustments may be made to existing governmental permits and/or new governmental permits may be required in connection with subdividing the relevant land, which in turn could lead to additional capital expenditures and/or more costs. Furthermore, the possibility that these properties may be subject to future revaluations cannot be excluded.

Obligation to make a public offer to purchase the shares of a listed subsidiary in India

In connection with the Spin-off, shares of LANXESS India Private Ltd., New Delhi, India, which, in turn, holds shares in Bayer ABS Limited, Baroda, India, are being transferred by Bayer AG to

LANXESS GmbH. As a consequence of this transaction, LANXESS GmbH will indirectly hold 50.97% of the shares of Bayer ABS Limited. Bayer ABS Limited is listed on the Bombay Stock Exchange in India. Under the applicable Indian regulations, an obligation may exist, in connection with the Spin-off, to make a public offer to purchase the remaining shares of Bayer ABS Ltd. The costs for purchasing these shares would be determined by the share price as calculated under the relevant regulations and the number of stockholders who accepted the purchase offer.

There would be no assurance that the purchase price that may have to be paid by LANXESS in connection with the public offer would reflect the value of the shares in Bayer ABS Limited that are to be acquired.

Risks arising from the Admission to the Stock Exchange

Effects on the stock market price of LANXESS Shares resulting from the stockholders' behaviour immediately following admission to the stock exchange

Immediately after the Spin-off enters into effect, all shares of LANXESS AG will be held by Bayer stockholders. From the investors' point of view, however, the chemicals and polymers business activities combined in the LANXESS Group have different risk profiles and therefore generally appeal to different groups of investors than do the business activities remaining with the Bayer Group. In addition, certain institutional investors may be forced by their investment guidelines to sell their holdings in the Company, irrespective of their assessment of the prospects for LANXESS shares. Therefore, the possibility cannot be excluded that some of Bayer's stockholders, who will become simultaneous LANXESS stockholders when the Spin-off takes effect, will decide immediately or shortly after the shares are listed to sell their LANXESS Shares in accordance with their risk preferences, investment strategies or investment guidelines in effect at the time.

In connection with the Spin-off, the holders of Bayer ADRs have been given an option to choose by 27 January 2005 whether they wish to receive the LANXESS Shares or arrange for them to be sold. If no instructions with respect to the exercise of the option are issued by the holders of Bayer ADRs by this date, the depositary bank will deem such holders to have elected to sell their LANXESS Shares. Such LANXESS Shares, together with those with respect to which explicit instructions for sale have been received, will be sold on behalf of the depositary bank as promptly as practicable following the delivery of the LANXESS Shares consistent with prevailing market conditions. The Company assumes that this sale — which may, if necessary, be effected in several tranches — will occur, subject to market conditions, within four trading days following the delivery of the LANXESS Shares. Fractional rights will be aggregated and the whole shares resulting therefrom will be sold. The proceeds from this sale will be remitted to the relevant holders of Bayer ADRs. On 15 December 2004, Bayer ADRs constituted approximately 4.6% of Bayer AG's capital stock. The possibility that a large percentage of the LANXESS Shares allotted to holders of Bayer ADRs will be sold in connection with the exercise of the option cannot be excluded.

If a significant number of stockholders or holders of Bayer ADRs sell or arrange for the sale of their LANXESS Shares within a short period of time or if the impression arises that such sales are likely, then the market price of LANXESS Shares could decline.

On the basis of the stockholder resolution dated 15 September 2004, LANXESS AG issued a convertible bearer bond to Bayer AG in the nominal amount of €200 million with a term expiring on 15 September 2007 (see also *"Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group"*). Pursuant to the terms and conditions of the convertible bond, the bondholder may convert the convertible bonds into shares in LANXESS AG (conversion right) between 20 July 2005 and 20 July 2007. In addition, the bondholder is obliged to convert the convertible bonds into shares in LANXESS AG on 15 September 2007 (conversion duty). Should Bayer AG hold the convertible bond, either in whole or in part, at the time the conversion right is exercised or the conversion duty arises, it will obtain an ownership interest in LANXESS AG. The extent of the ownership interest will significantly depend on the percentage of the convertible bond Bayer AG still holds at that time, the initial market price of the LANXESS shares (in simplified terms, the average share price during the first ten trading days) and the market price of LANXESS shares on the date the conversion right is exercised or the conversion duty arises, as the case may be (in simplified terms, the average share price during the first 20 trading days prior to the exercise of the conversion right or the date on which the conversion duty arises, as the case may be).

In the Joint Spin-off Report prepared in connection with the Spin-off, Bayer AG stated that, in the event of a conversion, it does not intend to retain these LANXESS Shares for the long term. If Bayer AG sells a significant portion of its LANXESS Shares thus acquired in a single transaction or within a short period of time, or if the impression arises that such a sale is likely, then this could have an adverse effect on the development of the share price of the LANXESS Shares. Moreover, it could be difficult for LANXESS AG in such a situation to issue new shares at what it considers to be a favourable time and at a reasonable price.

Development of a liquid market

No public trading existed in shares in LANXESS AG prior to the stock exchange listing. There is no guarantee that, following the initial listing of LANXESS shares, a liquid market for trading in these shares will develop and become established.

Volatility of the LANXESS share price

Following the commencement of trading, the price of shares in LANXESS AG may be exposed to significant fluctuations, in particular as a result of fluctuations in the actual or projected results of operations, changes in the earnings forecast or the failure to meet the earnings expectations of securities analysts, changes in general economic conditions and other factors. In addition, general share price volatility — particularly with respect to shares in companies in the chemicals industry — could lead to pressure on the price of shares in LANXESS AG, without such pressure necessarily being based on the business or the earnings prospects of LANXESS AG.

Selected Consolidated Financial Data

The selected consolidated financial data set forth below are merely a summary of the Combined Financial Statements for the years 2002 and 2003 as well as for the first nine months of 2003 and 2004. These data should be read in conjunction with the section entitled *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* and the LANXESS Group's Combined Financial Statements and the Notes thereto included in the financial section of this Listing Memorandum.

The following selected financial data for the years 2002 and 2003 as well as for the first nine months of 2003 and 2004 have been derived from the Combined Financial Statements. The assets and liabilities to be transferred to the LANXESS Group were recognised and valued in the Combined Financial Statements in accordance with the standards issued by the International Accounting Standards Board ("IASB"), London, in effect as of the closing date of the financial statements. There are several material differences between the International Financial Reporting Standards ("IFRS") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

The Combined Financial Statements generally present LANXESS as if the Group had already existed in the past and had the structure defined for the Spin-off. Underlying the selected financial data is an assumption that the role of LANXESS AG as the Group parent company and the legal structure below this Company, in effect after the Spin-off of the LANXESS Group takes effect, had already been in place as of 1 January 2002. IFRS do not contain any rules for allocating assets and liabilities in the Combined Financial Statements. The allocation of business activities to the LANXESS Group was authoritatively based on the relevant provisions of the agreements executed for the formation of LANXESS. The legal entities to be transferred (so-called "Share Deals") were accordingly reported in the Combined Financial Statements on the basis of their legal structure. Business activities (so-called "Asset Deals") were generally reported on the basis of the reporting structures of the Bayer Group authoritative for financial controlling purposes having regard to the contractual arrangements between LANXESS and the Bayer Group. In preparing the Combined Financial Statements, additional assumptions and estimates had to be made, which have an effect on the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual figures could differ from the estimates. The section *"Basis for Financial Statement Reporting"* in the Notes to the Combined Financial Statements appearing in the financial section contains a more detailed description of those allocation procedures and their limitations that are material in this context.

In the 2002 Combined Financial Statements contained in the Joint Spin-off Report, a portion of property, plant and equipment already existing as of 1 January 2002 was erroneously reported as additions, thus leading to an error amounting to €94 million in the presentation of 2002 capital expenditures and amounting to €40 million in the presentation of 2002 depreciation and write-downs of property, plant and equipment. This technical error was corrected in the following financial data and the 2002 Combined Financial Statements contained in the financial section of this Listing Memorandum and did not have an effect on either the 2002 balance sheet and income statement, or on the financial data and financial reports for subsequent periods. The correction of this error led most importantly to a decrease of €40 million in net cash provided by operating activities, a decrease of €94 million in net cash used in investing activities and a decrease of €54 million in net cash provided by (used in) financial activities. Segment data were changed accordingly. The Group financial statements (the Combined Financial Statements according to IFRS) of the LANXESS Group as of 31 December 2003 were audited and issued with an unqualified audit opinion by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen.

Consolidated Income Statement Data

All figures in € millions	Fiscal year ending 31 December - audited -		1 January to 30 September - unaudited -	
	2002	2003	2003	2004
Net sales	6,763	6,315	4,828	5,047
Cost of goods sold	(5,285)	(5,211)	(3,919)	(3,937)
Gross profit	1,478	1,104	909	1,110
Selling expenses	(985)	(935)	(683)	(638)
Research and development expenses	(149)	(168)	(118)	(95)
General and administrative expenses	(202)	(257)	(162)	(196)
Other operating expenses, less other operating income	(261)	(1,041)	(23)	(105)
Operating result	(119)	(1,297)	(77)	76
Non-operating result	(89)	(111)	(92)	(58)
Income (loss) before income taxes	(208)	(1,408)	(169)	18
Income taxes	90	412	60	(21)
Income (loss) after taxes	(118)	(996)	(109)	(3)
Minority stockholders' interest	(1)	(1)	(4)	(5)
Net income (loss)	(119)	(997)	(113)	(8)

Consolidated Balance Sheet Data

All figures in € millions	As of 31 December - audited -		As of 30 September - unaudited -	
	2002	2003	2003	2004
Non-current assets	3,021	1,690	2,724	1,675
Current assets (including prepaid expense items and deferred taxes)	2,598	2,841	2,793	3,008
of which liquid assets	10	13	14	80
Stockholders' equity	2,465	1,358	2,294	1,366
Liabilities (including deferred income items and deferred taxes)	2,427	2,317	2,404	2,359
of which long-term financial obligations	446	209	173	336
Provisions	688	813	778	924
of which provisions for pensions and other post-employment benefits	324	408	361	412

Consolidated Cash Flow Data

All figures in € millions	Fiscal year ending 31 December - audited -		1 January to 30 September - unaudited -	
	2002	2003	2003	2004
Cash inflow/(outflow) from operating activities	369	346	205	40
Cash inflow/(outflow) from investing activities	(347)	(300)	(148)	85
Cash inflow/(outflow) from financing activities	(25)	(46)	(56)	(59)
Change in cash and cash equivalents due to business activities	(3)	0	1	66

Other Financial Data

All figures in € millions	Fiscal year ending 31 December - audited -		1 January to 30 September - unaudited -	
	2002	2003	2003	2004
Operating result (EBIT)	(119)	(1,297)	(77)	76
of which exceptional items*	(244)	(1,178)	(42)	(81)
EBITDA*	507	180	300	325
of which exceptional items*	(80)	(131)	(25)	(60)
Capital expenditures	393	312	193	158

* EBITDA is defined as operating result (EBIT) plus depreciation and amortisation. EBITDA and exceptional items are not financial data defined under IFRS and should not be considered in isolation as a substitute for net income, operating result or other measures of financial performance under IFRS. Potential investors should be aware that EBITDA and exceptional items are not consistently applied or standardised, that there may be material differences in the way in which companies calculate them and that they, considered in isolation, do not establish a basis for comparison with similarly-named performance measures of other companies.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of financial condition and results of operations should be read together with the Combined Financial Statements of the LANXESS Group and the related Notes, which are reprinted elsewhere in this Listing Memorandum.

The forward-looking statements in this section are not guarantees of future performance of the LANXESS Group. These statements entail both risks and uncertainties. Several factors could cause the actual financial data of the LANXESS Group to differ materially from those anticipated by these statements. Many of those factors are macroeconomic in nature or are otherwise beyond the control of LANXESS AG's Board of Management. See *"General Information — Forward-looking Statements"*.

The determination of the LANXESS Group's financial data presented in this section is based on certain assumptions with respect to the accounting and valuation methods described herein and in the Notes to the Combined Financial Statements. For a more detailed description of these assumptions, see the section entitled *"— Overview — Discussion of critical accounting and valuation policies and methods"*.

The LANXESS Group is a global chemicals company. Its portfolio includes basic, specialty and fine chemicals as well as polymers. The LANXESS portfolio consists primarily of products that have reached a relatively high level of market maturity and are therefore exposed to rather low barriers to market entry and growth rates. Generally lower margins require the creation of lean and simple structures and a commitment to optimising equipment and processes.

Overview

Bases for financial statement reporting

In order to reflect the structure of the LANXESS Group (as defined for the Spin-off) in the historical financial data for the LANXESS Group, two steps were taken in preparing the financial data for the LANXESS Group for the period from 1 January 2002 until 30 September 2004. The first step was to define certain companies and business areas of the Bayer Group as LANXESS-relevant business. The second step was to combine such companies and business areas.

The chemicals and polymers activities combined in LANXESS were first reported under "Discontinuing Operations" in accordance with IAS 35 in the 2003 Bayer consolidated financial statements. The LANXESS Group was first reported as an independent segment in the Bayer Group's quarterly report for the first quarter 2004. The Combined Financial Statements, which are included in this section and which are derived from the Bayer Group's consolidated reporting, differ from the Discontinuing Operations data in terms of their stated objectives. The objective of Discontinuing Operations reporting is to present the discontinuing business as an integral part of the Bayer Group (*i.e.*, after consolidating all intra-Group transactions), while the Combined Financial Statements are intended to present the business on an independent group basis. Thus, information concerning the future LANXESS Group's historical financial condition and results of operations is intended to be conveyed based on the fictitious assumption that the structure of the future LANXESS Group had already existed in the past.

In principle, the demarcation of the business to be transferred is based on the consolidated reporting structures and, therefore, the reporting units underlying those structures. For this reason, diverging allocations of individual products below this level are not taken into account. However, these deviations are the exception and, based on current knowledge, would not, in the aggregate, result in any materially different statements for the LANXESS Group.

In preparing the Combined Financial Statements, assumptions and estimates must be made which have an effect on the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual figures could differ from the estimates. The Combined Financial Statements presented in this section therefore do not necessarily reflect the financial condition and results of operations that would have resulted had the LANXESS Group already existed as an independent group as of 1 January 2002 and the underlying transactions between the LANXESS and Bayer companies thus been entered into between independent companies.

Specifically, assumptions were made as to net debt and interest expense, which are dependent on the capital structure of the future LANXESS Group. The section entitled "— *Liquidity and Capital Resources — Financing and Liquidity*" contains a description of the assumptions used to calculate the interest expense. For the reasons set forth herein, the absence of historical unity and independence of the LANXESS Group limits the informative value of the Combined Financial Statements. Therefore, the Combined Financial Statements do not enable reliable forecasting of the future development of the businesses combined in the LANXESS Group.

Supply and services relationships between the Bayer Group and the LANXESS Group

The material supply and services relationships between the Bayer Group and LANXESS Group are described in the section entitled "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*".

Discussion of critical accounting and valuation policies and methods

Critical accounting and valuation policies and methods are those that are both most important to the portrayal of the LANXESS Group's financial condition and results of operations and that require the application of difficult, subjective and complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain and may change in subsequent periods. The Company's Board of Management is not aware of any reasonably possible events or circumstances, other than those disclosed in this Listing Memorandum, that would result in the reporting of different figures and that would have a material adverse effect on the financial condition and results of operations of the LANXESS Group.

The significant accounting and valuation policies and methods of the LANXESS Group are outlined in the Notes to the Combined Financial Statements. While not all of these significant accounting policies require difficult, subjective or complex judgments, the Board of Management of the Company believes that the following accounting policies could be considered critical.

Accounting for intangible assets and property, plant and equipment

Intangible assets (including goodwill) and property, plant and equipment are amortised over their estimated useful lives. The estimated useful lives are based on estimates of the period during which the assets will generate revenue.

Intangible assets and property, plant and equipment are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may no longer be recoverable. Impairment testing under IAS 36 (Impairment of Assets) requires the Board of Management of the Company to compare the carrying value of the assets to the future discounted estimated cash flows from the related assets. Determining the future discounted estimated cash flows involves significant estimations, particularly with regard to future sales prices and sales volumes, costs and risk-adjusted discount rates. The discounting process is also based on assumptions and estimations relating to business-specific costs of capital, which, in turn, are based on country risks, credit risks and additional risks resulting from the volatility of the respective line of business as well as the relevant capital structure of the LANXESS company in question.

As described in more detail in the section entitled "— *Results of Operations — Factors Influencing Net Sales, Results of Operations and Cash Flows of LANXESS — Most important factors in fiscal year 2003 and the first nine months of 2004*", in November 2003 the Bayer Group considered it necessary to review the carrying amount of its global assets as part of an impairment test conducted in accordance with IAS 36.

Although the Company's Board of Management believes that its estimates of the relevant expected useful lives, its assumptions concerning the macroeconomic environment and developments in the industries in which LANXESS operates and its estimations of the future discounted cash flows are appropriate, changes in assumptions or circumstances could require the LANXESS Group to change this analysis. This could lead to additional impairment charges or write-backs in future should the trends identified by the Board of Management of the Company reverse (or the assumptions or estimates of LANXESS AG's Board of Management prove incorrect). This would impact the future results of the LANXESS Group.

Until the end of 2004, LANXESS amortised goodwill in accordance with its scheduled useful life. Beginning on 1 January 2005, scheduled amortisation will no longer be conducted, but instead an annual impairment review will be performed. Beginning on 31 March 2004, under IFRS 3, any goodwill recorded prior to that date will require an annual impairment review. In contrast, for business combinations with closing dates on or after 31 March 2004, IFRS 3 must already be applied, even if the acquisition occurs prior to 1 January 2005. In general, the process of evaluating goodwill involves making adjustments and estimates relating to the projection and discounting of future cash flows. These evaluations are linked closely to the assumptions made by the Board of Management of LANXESS AG regarding the future development of the assets concerned and any changes in the discount rate applied by the LANXESS Group. An increase in the discount rate increases the likelihood of impairment charges.

Accounting for pensions and other obligations

The companies of the LANXESS Group offer pension and other retirement plans in various forms to employees who meet the relevant plan's eligibility requirements. These plans cover the majority of LANXESS employees. LANXESS uses several statistical and other models that attempt to anticipate future events in calculating the expenses and liabilities related to the plans. Factors influencing the calculation include, for example, assumptions about the discount rate, expected return on plan assets and rate of the participants' future compensation increases. Actuarial consultants also use statistical information, such as withdrawal and mortality rates, to estimate these factors. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. Such differences could have a significant impact on the amount of the pension income or expenses recorded in future years for the LANXESS Group.

Accounting for environmental provisions

As described in Note (27) to the Combined Financial Statements for fiscal year 2003, LANXESS' business is subject to a variety of laws and regulations in the jurisdictions in which it does business or maintains properties. Where such legislation relates to environmental protection, the LANXESS Group may be compelled to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Provisions for expenses that may be incurred in complying with such laws and regulations are set aside, if environmental investigations have been ordered or safety and remediation measures are probable, the cost can be sufficiently and reliably estimated, and no future benefits are expected from such measures. Significant factors in estimating the costs include previous experiences in similar cases, expert opinions regarding environmental programmes, current costs and new developments affecting costs, the interpretation of current environmental laws and regulations by LANXESS management, the number and financial condition of third parties that may become obliged to participate in any remediation costs at the various sites on the basis of joint liability, and the safety and remediation measures likely to be deployed. Changes in these factors could impact future reported results. The material provisions of the master agreement concerning the apportionment of contingent liabilities as between LANXESS AG and Bayer AG with regard to environmental and other matters are described in the section entitled "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group — Master Agreement between LANXESS AG and Bayer AG*". Environmental provisions for the relevant reporting periods are presented in Note (27) to the Combined Financial Statements for fiscal year 2003 (see also "*Information Concerning the Business of LANXESS — Environment*").

Income tax accounting

The LANXESS Group is required to make estimates for purposes of determining provisions for income taxes and deferred tax assets.

In addition, estimates must be made to determine whether valuation allowances are required against deferred tax assets in respect of the availability of tax loss carry forwards. Such valuation allowances are recognised when it is no longer sufficiently certain that the advantages from tax loss carry forwards will be realised. Uncertainties exist with respect to the interpretation of complex tax regulations and the amount and timing of future taxable income. Any differences between actual results and the assumptions made by LANXESS or any future changes to such assumptions could result in an adjustment of the future tax expense of the LANXESS Group. Currently existing tax-related risks are described in the section entitled *"Risk Factors — Risks relating to the Spin-off and Strategic Realignment of LANXESS — Tax consequences in connection with the Spin-off and the preparatory measures implemented for this purpose"*.

Results of Operations

Factors Influencing Net Sales, Results of Operations and Cash Flows of LANXESS

General factors

The most important factors influencing net sales, results of operations and cash flows of LANXESS are:

- currency exchange rate development of the euro, particularly relative to the U.S. dollar, and
- costs of raw materials and energy in connection with the manufacture of LANXESS products.

The following sections describe these key factors.

Exchange rate fluctuations

Since a portion of the assets, liabilities, sales and earnings of LANXESS are denominated in currencies other than the euro, such items are exposed to exchange rate fluctuations in the values of these currencies relative to the euro. The Group is therefore subject to both transaction risk (*i.e.*, sales are generated in one currency but costs relating to those revenues are incurred in a different currency) and translation risk (*i.e.*, the risk connected with the necessary currency translation of the annual financial statements of non-euro zone subsidiaries when preparing the consolidated financial statements).

As a general rule, an increase in the value of the euro relative to the U.S. dollar and other currencies as a result of transaction risks has two inter-related consequences:

- reduced or negative margins (in euros), if the costs were incurred in euros and the relevant sales were generated in currencies weaker than the euro, and
- reduced competitiveness since the products manufactured in Europe were produced at constant cost (in euros).

Over time, transaction risks could therefore adversely affect the cash flows and results of operations of the LANXESS Group to the extent it is unable to reflect changes in exchange rates in the pricing of the products in local currency. The effects of the transaction risks are not quantified in the Combined Financial Statements.

Currency translation risks do not affect local currency cash flows or results of operations but do affect the consolidated annual financial statements. In general, an increase in the euro value relative to the U.S. dollar and other currencies will result in a lower euro value of the sales generated in currencies that have depreciated relative to the euro. If the non-euro denominated expenses do not match the non-euro denominated sales, this currency difference may have an adverse effect on the operating result of the LANXESS Group.

Additional information on transaction and currency translation risks are contained in the section *"— Management of Market Price Risks at LANXESS"*.

Costs of raw materials and energy

The prices of raw materials for LANXESS products probably have the most significant effect on Group costs. In order to reduce its dependency on outside sources of supply, LANXESS manufactures raw materials internally, to the extent commercially feasible. Petrochemical products, which are not manufactured by LANXESS itself, are a key source material for a variety of LANXESS products. For production at LANXESS, the most important petrochemical raw materials by far include 1, 3-butadiene and styrene. Other important petrochemical raw materials are acrylonitrile, benzene, C4 raffinate 1, cyclohexane, isobutylene and toluene. Other significant raw materials include the basic chemicals ammonia, aniline, chlorine and sodium hydroxide. Crude oil prices, which increased dramatically throughout 2004, especially during the third quarter, are a particularly volatile variable for the above-mentioned petrochemical products. Scarcity in raw materials due to increasing demand, capacity bottlenecks among suppliers of raw materials and energy, and governmental and non-governmental regulations are significant factors that have historically affected the volatility of raw material prices and could affect them again in future. By entering into agreements with price escalation clauses to adjust its sales prices based on increases in energy and raw materials prices and by executing corresponding hedging transactions, LANXESS seeks to offset energy price increases. Nevertheless, since price adjustment agreements have been concluded with only a limited number of customers and since volatilities can only partially be eliminated through active financial management, fluctuations in raw material prices could have an adverse effect on the LANXESS Group's results of operations. Moreover, contractually enforceable price adjustments can sometimes only be passed on to customers partially or with delay. The possibility cannot be excluded that existing contracts may not permit increases in raw material prices to be taken into account. While the Polybutadiene Rubber business unit is largely able to pass on increases in raw materials prices to its customers since sales agreements executed by that business unit are generally based on pre-set price formulas, such agreements do not exist for most other business units. Among these business units, the key factors determining the extent to which price adjustments can be made on the basis of changes in the cost of raw materials are the respective market position of the LANXESS business, market demand and capacity utilisation. This effect could be aggravated by additional cost increases outside of LANXESS' control in the form of future legislative changes relating to the environmental tax in Germany. In particular, it is uncertain whether the special regulations governing the manufacturing industry will continue to apply after 2006. Additional obligations may therefore arise for all German LANXESS manufacturing companies, including companies in which they hold shares.

Most important factors in fiscal year 2003 and the first nine months of 2004

The most significant factors influencing LANXESS' results in fiscal year 2003 were the impairment charges.

In November 2003, the Bayer Group considered it necessary to review the carrying amount of its global assets as part of an impairment test conducted pursuant to IAS 36. The impairment test was performed, in particular, in connection with unfavourable economic developments in various business lines. These developments were caused primarily by a number of anticipated adverse external factors such as sustained unfavourable price trends, especially higher raw material costs, that could only be passed on to customers to a limited extent. An additional underlying cause was lower sales volume growth as a result of tougher competition caused partially by global overcapacities. Moreover, lower expectations regarding macroeconomic growth and sustained unfavourable currency exchange rates played a role. For more details concerning this impairment test, see the section entitled "*Global Impairment Testing Procedures and Impact*" in the Notes to the Combined Financial Statements contained in the financial section of this Listing Memorandum. For the LANXESS Group, this impairment test yielded impairment charges of €988 million in fiscal year 2003, compared to impairment charges of €84 million in fiscal year 2002. The impairment charges in 2003 were recorded in the line item "Other operating expenses". The write-downs related primarily to the Styrenic Resins and Fine Chemicals business units and also the Technical Rubber Products business unit. In the first nine months of 2004, net impairment charges amounted to €21 million.

In 2003, the net sales and operating result of the LANXESS Group were also significantly affected by changes in exchange rates, particularly between the euro and U.S. dollar. The euro strongly appreciated relative to the U.S. dollar and other currencies in 2003. This trend continued until the end of February 2004. Thereafter, the euro exchange rate stabilised at a level that remained, until the end of the first nine months of 2004, higher than the average exchange rate for the prior-year period.

In the first half of 2003, crude oil prices were about 10% higher than the previous year's average. In the second half of the year, prices declined to the levels of early 2002, which were somewhat higher than the 2002 average. 2004 saw rapid increases in crude oil prices, with occasional small price declines, into October.

LANXESS Group

The following table shows the net sales and results of the LANXESS Group for the periods specified.

	Fiscal year 2002 - audited -	Fiscal year 2003 - audited -	Change from prior year	1 January to 30 September 2003 - unaudited-	1 January to 30 September 2004 - unaudited -	Change from prior-year period
	(in € millions)	(in € millions)	(%)	(in € millions)	(in € millions)	(%)
Net sales	6,763	6,315	(6.6)	4,828	5,047	4.5
Cost of goods sold	(5,285)	(5,211)	1.4	(3,919)	(3,937)	(0.5)
Gross profit	1,478	1,104	(25.3)	909	1,110	22.1
as a percentage of net sales (%)	21.9	17.5	—	18.8	22.0	—
Selling expenses	(985)	(935)	5.1	(683)	(638)	6.6
Research and development expenses	(149)	(168)	(12.8)	(118)	(95)	19.5
General and administrative expenses	(202)	(257)	(27.2)	(162)	(196)	(21.0)
Other operating expenses, less other operating income	(261)	(1,041)	*	(23)	(105)	*
Operating result	(119)	(1,297)	*	(77)	76	—
as a percentage of net sales (%)	—	—	—	—	1.5	—
of which exceptional items**	(244)	(1,178)	*	(42)	(81)	(92.9)
Non-operating result	(89)	(111)	(24.7)	(92)	(58)	37.0
Income (loss) before income taxes	(208)	(1,408)	*	(169)	18	—
Net income (loss)	(119)	(997)	*	(113)	(8)	92.9

* Change of more than 100%.

** Exceptional items are not defined under IFRS.

The following table shows a geographical breakdown of net sales based on the regions in which the LANXESS Group sold its products.

	Fiscal year 2002 - audited -	Fiscal year 2003 - audited -		Change from prior year	1 January to 30 September 2003 - unaudited -	1 January to 30 September 2004 - unaudited -		Change from prior-year period
	(in € millions)	(in € millions)	(% total)	(%)	(in € millions)	(in € millions)	(% total)	(%)
Europe	3,606	3,565	56.5	(1.1)	2,720	2,804	55.5	3.1
North America	1,567	1,346	21.3	(14.1)	1,053	1,058	21.0	0.5
Asia/Pacific Rim	1,019	887	14.0	(13.0)	672	750	14.9	11.6
Latin America/Africa/ Middle East	571	517	8.2	(9.5)	383	435	8.6	13.6

Based on the LANXESS Group's intended future segmentation of sales regions, sales in fiscal year 2003 were generated as follows: 25% in America, 34% in Europe, Middle East and Africa (excluding Germany), and 14% in Asia (including Pacific Rim countries). Based on this new geographic segmentation, 27% of sales were generated in Germany in fiscal year 2003.

Fiscal year 2003 compared with fiscal year 2002

Net sales

Net sales represent the gross inflow of economic benefits received or receivable by the LANXESS Group from the sale of goods and services. Net sales do not include rebates and discounts that LANXESS grants its customers, nor any amounts that it collects on behalf of third parties such as sales taxes, goods and services taxes and value added taxes.

In 2003, the Group's net sales declined by 6.6% from the previous year — from €6,763 million to €6,315 million — primarily as a result of unfavourable exchange rate effects (€353 million) and portfolio effects (€58 million). The portfolio effect resulted from the sale of the Organic Pigments product group in 2003. The Combined Financial Statements generally reflect the target structure of the LANXESS Group. However, transactions completed after 1 January 2002 with respect to individual product groups — primarily the sale of Organic Pigments — are included in the Combined Financial Statements as of the date on which they took economic effect. Organic Pigments was sold to the Sun Chemicals Group in the United States for a purchase price of €46 million, which was offset against asset disposals totalling €41 million and transaction and other costs in the amount of €5 million.

In 2003, net sales generated by the Chemical Intermediates segment as a percentage of LANXESS Group net sales increased from 21.4% to 22.3% and the share generated by the Performance Chemicals segment rose slightly from 30.4% to 30.5%. The Performance Rubber segment's percentage of Group net sales fell slightly from 21.9% to 21.8% in 2003, while that of the Engineering Plastics segment remained at 22.2%.

Gross profit

Gross profit represents net sales after deducting the cost of goods sold. Cost of goods sold includes both the production costs for the goods sold as well as the costs of goods purchased for resale.

The cost of goods sold (cost of services provided) declined by 1.4% from €5,285 million in 2002 to €5,211 million in 2003. Currency effects more than offset cost increases triggered by higher energy and raw material prices. Gross profit declined from €1,478 million to €1,104 million. This represented a decline in the gross profit margin from 21.9% to 17.5%.

Operating result (EBIT)

Operating result represents gross profit after deducting selling expenses, research and development expenses, general and administrative expenses and other operating expenses and income.

In 2003, selling expenses declined by 5.1% or from €985 million to €935 million compared to the previous year. This decline was caused primarily by currency effects.

Research and development expenses rose by 12.8% from €149 million to €168 million. This increase can be attributed to, among other things, one-time charges for the closure of research and development facilities.

The 27.2% increase in general and administrative expenses (from €202 million to €257 million) resulted primarily from a change in reporting necessitated by organisational changes. In the formation of the subgroup, certain functions, for which expenses had previously been allocated among various function costs, were centralised. These expenses are now reported under administrative expenses, thereby reducing the amounts of the other function costs — especially cost of goods sold and selling expenses. In addition, currency effects of €12 million, write-downs on software made in the course of restructuring, and personnel expenses associated with restructuring had negative impacts.

Other operating expenses and income rose to €1,041 million. Other operating expenses totalled €1,098 million, whereas other operating income accounted for €57 million. Other operating expenses included primarily impairment charges totalling €988 million, litigation costs totalling €15 million and restructuring charges of €12 million. In fiscal year 2002, other operating expenses amounted to €337 million (including restructuring charges of €144 million, impairment charges of €84 million and write-downs of software amounting to €8 million), and other operating income totalled €76 million. Notes (13) and (14) to the Combined Financial Statements for fiscal year 2003 discuss the cost of materials and personnel expenses.

Operating result deteriorated from a €119 million loss to a €1,297 million loss. This was caused in particular by net exceptional items of €934 million. In fiscal year 2003, exceptional items totalled €1,178 million (of which €131 million affected EBITDA), while exceptional items in fiscal year 2002 totalled €244 million (of which €80 million affected EBITDA). The €1,178 million in expenses incurred in fiscal year 2003 were attributable to impairment charges (€988 million), asset write-downs (€59 million) (of which €57 million related to software), expenses associated with the early retirement programme implemented at the Group level (€67 million), site closure and other restructuring expenses (primarily staff adjustment programmes) (€48 million), and litigation costs (€15 million). Except for the 2003 exceptional items described in the preceding paragraph and amounting to €1,015 million, the above-mentioned expenses were allocated among the various function costs. An amount totalling €13 million relating to write-downs of software was not allocable to any reporting segment. In fiscal year 2002, impairment charges of €84 million, restructuring expenses of €72 million primarily relating to the closing of various sites and production facilities, asset write-downs in connection with this restructuring amounting to €72 million, write-downs of software totalling €8 million (all collectively reported in the line item "other operating expenses"), and miscellaneous reorganisation measures totalling €8 million (allocated among the remaining function costs) were incurred. In 2002, an amount equalling €6 million (of which €1 million was attributable to software write-downs) was not allocable to any of the reporting segments.

Non-operating result

The non-operating result declined from a €89 million loss in fiscal year 2002 to a €111 million loss in fiscal year 2003. This was predominantly attributable to losses from investments in affiliated companies totalling €15 million (compared to a break-even result in 2002) and a €10 million increase in interest expenses on pensions. This could only be partially offset by an increase in interest income of €17 million.

Income (loss) before income taxes

Losses before income taxes worsened from €208 million in 2002 to €1,408 million in 2003.

Income taxes

Taxes paid or owed on income and other revenues in the individual jurisdictions, as well as any deferred taxes, are reported under income taxes. In 2003, an income tax credit of €412 million was reported, compared to an income tax credit of €90 million in 2002. The effective tax rate of the LANXESS Group was 29.3% compared to 43.3% in the previous year. Future actual tax results of LANXESS are dependent on the legal structure and tax strategy of the LANXESS Group as an independent organisation. For additional details on income taxes, see Note (9) to the Combined Financial Statements for fiscal year 2003.

Net income (loss)

In 2003, the LANXESS Group reported a net loss of €997 million after minority stockholders' interest of €1 million. In the previous year, the Group reported a net loss of €119 million after minority stockholders' interest of €1 million.

First nine months of 2004 compared with the first nine months of 2003

Net sales

The LANXESS Group's net sales in the first nine months of 2004 increased by 4.5% over the prior-year period, from €4,828 million to €5,047 million. A €351 million increase in sales due to higher prices and volumes was offset by negative currency effects amounting to €132 million and arising primarily in the U.S. dollar regions.

Sales of the Engineering Plastics segment as a percentage of LANXESS Group sales increased in the first nine months of 2004 over the prior-year period from 22.0% to 25.4%. In contrast, the

Performance Rubber segment's share of Group sales in the first nine months of 2004 declined from 21.5% to 20.7% compared to the prior-year period, while the share of the Chemical Intermediates segment fell from 22.4% to 21.8% and that of the Performance Chemical segment declined from 31.1% to 28.9%.

Gross profit

Gross profit improved by 22.1% over the prior-year period, increasing from €909 million to €1,110 million. The gross profit margin thereby increased by 3.2% to 22.0%.

The costs of goods sold (and of services provided) rose only slightly (0.5%) compared to the first nine months of 2003, from €3,919 million to €3,937 million. The lower write-downs (by €100 million) in connection with the impairment performed at the end of 2003 as well as the lighter burden of currency effects on cost of goods sold (by €108 million) contributed to offsetting most of the energy and raw material costs, which had risen in some cases.

Operating result (EBIT)

Selling expenses declined by 6.6% or from €683 million to €638 million in the first nine months of 2004 compared to the prior-year period. This decline resulted primarily from currency effects (€13 million), cost reductions resulting from organisation-related reallocations of costs among the line items (see notes to the general administrative expenses in the section entitled "— *Fiscal Year 2003 compared with fiscal year 2002*"), a €3 million net drop in commission expenses, licence expenses and other rebates and discounts and a €2 million reduction in advertising and information expenses.

Compared to the first nine months of 2003, research and development expenses declined by 19.5% from €118 million to €95 million. The reduction in research activities initiated at the end of 2003 — primarily at the Leverkusen site — as well as the relocation of employees to other functional areas were among the factors in this development.

The 21.0% increase in general and administrative expenses (from €162 million to €196 million) was primarily attributable to cost increases resulting from organisation-related reallocations of costs among the line items as well as the relocation of employees to other functional areas. Currency effects had a partially offsetting effect.

Other operating expenses (reduced by other operating income) increased by €82 million from €23 million to €105 million in the first nine months of 2004 compared to the prior-year period. The main cause of this cost increase was the creation of environmental provisions (€40 million) in the third quarter as well as the establishment of a litigation reserve (€20 million). Operating result was moreover reduced by a goodwill impairment in the RheinChemie business unit of €20 million and net impairment charges of €13 million (after write-backs totalling €5 million) in the Fine Chemicals business unit. In contrast, net write-backs in the Styrenic Resins business unit amounted to €12 million (after impairment charges of €12 million). In the first nine months of 2003, the line item "other operating expenses" included €12 million in restructuring costs relating to the Antwerp site.

Operating result improved significantly by €153 million from a €77 million loss in the first nine months of 2003 to a €76 million profit in the first nine months of 2004, primarily as a result of increased sales, a proportionately smaller increase in the cost of goods sold and the reduction in the remaining function costs. Charges relating to environmental protection, impairment and restructuring, as well as costs incurred in connection with litigation, had a €39 million total negative impact on earnings. Exceptional items in the first nine months of 2004 totalled €81 million (of which €60 million affected EBITDA) and, as described above, were reported in the line item "other operating expenses". Exceptional items in the prior-year period amounted to €42 million, of which €25 million affected EBITDA and of which restructuring costs totalling €12 million were reported in "other operating expenses". Exceptional items for the prior-year period also included asset write-downs of €17 million (which, in turn, included write-downs of software of €13 million, which could not be allocated to any individual segment) and expenses relating to site closures and other restructuring measures, primarily related to the Marl site, of €13 million. These items were assigned to the various function costs.

Non-operating result

The non-operating loss improved by 37.0% from €92 million to €58 million primarily as a result of an increase in net income from investments in affiliated companies, lower interest expenses (regarding the determination of interest expenses please refer to the description in the section entitled "— *Liquidity and Capital Resources — Financing and Liquidity*") and greatly improved currency results.

Income (Loss) before income taxes

Income before income taxes improved from a loss of €169 million in the first nine months of 2003 to a €18 million profit in the first nine months of 2004.

Income taxes

Income tax expenses for the first nine months of 2004 were €21 million (compared to an income tax credit of €60 million in the prior-year period). The increase in income tax expenses comprised €57 million in taxes paid or owed and €24 million in deferred taxes. The effective tax rate for the LANXESS Group was 116.6% compared to 35.5% in the prior-year period. The increase can be attributed primarily to the non-deductibility of goodwill impairment charges.

Net income (loss)

For the first nine months of 2004, the LANXESS Group reported a net loss of €8 million, after taking into account €5 million in minority stockholders' interest. The Group reported a net loss of €113 million for the prior-year period, including a €4 million minority stockholders' interest.

Segment Data

Performance Rubber

	Fiscal year 2002 - audited -	Fiscal year 2003 - audited -	Change from prior year	1 January to 30 September 2003 - unaudited -	1 January to 30 September 2004 - unaudited -	Change from prior-year period
	(in € millions)	(in € millions)	(%)	(in € millions)	(in € millions)	(%)
Net sales	1,484	1,375	(7.3)	1,038	1,046	0.8
Operating result	(2)	(246)	*	(51)	42	—
of which exceptional items**	(80)	(191)	*	(15)	(12)	20.0

* Change of more than 100%.

** Exceptional items are not defined under IFRS.

Fiscal year 2003 compared with fiscal year 2002

Net sales in the Performance Rubber segment fell by 7.3% from €1,484 million in 2002 to €1,375 million in 2003. This development can be attributed primarily to a decline in sales of speciality rubber products in the Technical Rubber Products business unit and of synthetic rubbers for the tyre industry in the Butyl Rubber business unit.

Operating result of the Performance Rubber segment declined from a €2 million loss to a €246 million loss. The key contributing factors were impairment charges totalling €133 million and €26 million in asset write-downs relating primarily to software. Other factors that depressed the segment's operating result were litigation costs of €9 million, restructuring expenses of €16 million relating primarily to the production site at Marl and expenses of €7 million relating to the early retirement programme. In fiscal year 2002, operating result was affected by restructuring expenses totalling €37 million related, above all, to the production site in Sarnia (Canada), associated asset write-downs of €42 million and write-downs of software of €1 million. No impairment charges were incurred in that year.

First nine months of 2004 compared with the first nine months of 2003

Sales in the Performance Rubber segment in the first nine months of 2004 were €1,046 million or 0.8% higher than sales in the prior-year period (€1,038 million). Increases in prices and volumes compensated for the adverse exchange rate effects. The Technical Rubber Products business unit increased sales by lifting volume sales of its core products. This development compensated for the volume-related sales decline in the Polybutadiene Rubber business unit.

Operating result of the Performance Rubber segment rose dramatically by €93 million, from a €51 million loss in the first nine months of 2003 to a €42 million profit in the first nine months of 2004. The increase is primarily due to the impairments made at the end of the previous fiscal year and the resulting cost reductions. The establishment of provisions in connection with the investigations conducted by antitrust authorities in the Technical Rubber Products business unit negatively affected operating result by a total of €12 million. In the prior-year period, charges relating to site closures and restructuring, primarily with regard to the Marl production site, were €11 million, and associated write-downs totalled €4 million.

Engineering Plastics

	Fiscal year 2002 - audited -	Fiscal year 2003 - audited -	Change from prior year	1 January to 30 September 2003 - unaudited -	1 January to 30 September 2004 - unaudited -	Change from prior-year period
	(in € millions)	(in € millions)	(%)	(in € millions)	(in € millions)	(%)
Net sales	1,504	1,401	(6.8)	1,060	1,281	20.8
Operating result	(146)	(488)	*	(57)	16	—
of which exceptional items**	(84)	(408)	*	(10)	12	—

* Change of more than 100%.

** Exceptional items are not defined under IFRS.

Fiscal year 2003 compared with fiscal year 2002

Net sales generated by the Engineering Plastics segment declined by 6.8%, from €1,504 million in 2002 to €1,401 million in 2003. This decline can be attributed primarily to lower sales in the Styrenic Resins and Fibers business units, which resulted from a decrease in prices triggered by global overcapacities. The Semi-Crystalline Products business unit reported only slightly lower sales.

Operating result of the Engineering Plastics segment fell from a €146 million loss to a €488 million loss. The main cause for this development were the impairment charges totalling €355 million in the Styrenics and Fibers business units, as well as write-downs of software totalling €16 million. The segment also incurred charges of €12 million relating to the closing of the Goch production site, other restructuring charges of €18 million, which related primarily to the Antwerp site, and expenses of €7 million in connection with the early retirement programme. Of the restructuring expenses, €18 million were incurred by the Fibers business unit. The Fibers business unit faced overcapacity and strong competitive pressure, particularly in Asia. Impairment charges totalling €84 million had already impacted this business unit's operating result in 2002.

First nine months of 2004 compared with first nine months of 2003

In the first nine months of 2004, the Engineering Plastics segment generated sales of €1,281 million, which represents a 20.8% increase over the prior-year period. The increase in sales in the Styrenic Resins business unit and in the Semi-Crystalline Products business unit (which was triggered by both higher prices and volumes sold) more than compensated for the slight decrease in sales in the Fibers business unit caused by global overcapacities and the resulting pressure on prices.

Despite significant increases in the cost of raw materials, operating result in the Engineering Plastics segment rose from a €57 million loss in the first nine months of 2003 by €73 million to a

€16 million profit in the first nine months of 2004. The primary causes of this favourable development, apart from the significant increase in sales, were the €24 million in write-backs of assets in the Styrenic Resins business unit (which were partially offset by additional impairment charges totalling €12 million) and the reduced costs resulting from the impairments and restructuring carried out in fiscal year 2003. During the prior-year period, restructuring charges totalling €10 million — incurred primarily at the Antwerp site — impacted operating result.

As described in the section entitled "— *Overview — Bases for financial statement reporting*", allocations below the reporting unit level were not taken into account in preparing the Combined Financial Statements. Based on current knowledge, on an aggregated basis, no materially different statements would result for the LANXESS Group had they been taken into account. Allocations of products diverging from the treatment of those products in the Combined Financial Statements concern the Engineering Plastics segment in particular. Although the most significant individual effect of these diverging allocations would be to substantially reduce operating result of this segment, the aggregate of these divergences does not lead to any materially different statements in respect of operating result because the gross effects largely offset one another.

Chemical Intermediates

	Fiscal year 2002 - audited -	Fiscal year 2003 - audited -	Change from prior year	1 January to 30 September 2003 - unaudited -	1 January to 30 September 2004 - unaudited -	Change from prior-year period
	(in € millions)	(in € millions)	(%)	(in € millions)	(in € millions)	(%)
Net sales	1,447	1,411	(2.5)	1,080	1,102	2.0
Operating result	5	(344)	—	33	46	39.4
of which exceptional items**	(32)	(366)	*	0	(13)	—

* Change of more than 100%.

** Exceptional items are not defined under IFRS.

Fiscal year 2003 compared with fiscal year 2002

The Chemical Intermediates segment generated net sales of €1,411 million in 2003. This represented a decrease of 2.5% or €36 million from the previous year.

Increases in net sales in the Basic Chemicals business unit could not offset declines in the Inorganic Pigments and Fine Chemicals business units. The decline at Inorganic Pigments was primarily attributable to currency effects, while the Fine Chemicals business unit faced stronger competition from Asian suppliers and the continued weakness of the photo chemicals market. As a whole, the segment suffered from economic stagnation in Europe and a weak economy in North America.

The impairment tests resulted in €332 million in impairment charges in the Chemical Intermediates segment, primarily in the Fine Chemicals business unit. In addition, the segment incurred €34 million in expenses related to the Group-wide early retirement programme. After reporting an operating profit of €5 million in 2002, the segment sustained a €344 million loss in 2003, mostly as a result of these impairment charges and expenses. Operating result in 2002 was especially affected by restructuring charges of €23 million in the Inorganic Pigments business unit and asset write-downs of €9 million, primarily in connection with the above-mentioned restructuring. In fiscal year 2002, the Chemical Intermediates segment did not report any impairment charges.

First nine months of 2004 compared with the first nine months of 2003

Sales generated by the Chemical Intermediates segment during the first nine months of 2004 totalled €1,102 million, an increase of 2.0% over sales of €1,080 million in the prior-year period. The Basic Chemicals business unit profited from increasing demand in core product areas. Sales performance of the Inorganic Pigments business unit was affected by weaker demand in the construction industry in Europe and for toner oxides in Japan. The Fine Chemicals business unit reported sales losses in a difficult market environment as a result of a continuing decline in demand in its areas of operations, especially for photo chemicals.

The segment's operating result rose to €46 million in the first nine months of 2004 from €33 million in the prior-year period. The impairments taken at the end of fiscal year 2003 enabled the segment to report lower costs. Operating result was also reduced by impairment charges totalling €18 million (reduced by write-backs of €5 million) in the Fine Chemicals business unit.

Performance Chemicals

	Fiscal year 2002 - audited -	Fiscal year 2003 - audited -	Change from prior year	1 January to 30 September 2003 - unaudited -	1 January to 30 September 2004 - unaudited -	Change from prior-year period
	(in € millions)	(in € millions)	(%)	(in € millions)	(in € millions)	(%)
Net sales	2,055	1,925	(6.3)	1,501	1,459	(2.8)
Operating result	67	(176)	—	51	(8)	—
of which exceptional items**	(42)	(200)	*	(4)	(68)	*

* Change of more than 100%.

** Exceptional items are not defined under IFRS.

Fiscal year 2003 compared with fiscal year 2002

Net sales in the Performance Chemicals segment declined by 6.3% from €2,055 million in 2002 to €1,925 million in 2003. Net sales in the Functional Chemicals and Material Protection Products business units increased. However, these improved sales figures could not offset declining sales in the other business units, in particular Textile Processing Chemicals. The reason for the decline in sales was the unfavourable economic environment in Europe and a North American economy weakened by high oil prices, especially in the first half of 2003.

Operating result fell from a €67 million profit in 2002 to a €176 million loss in 2003, primarily due to impairment charges totalling €168 million. These charges related to the Paper, Rubber Chemicals and Textile Processing Chemicals business units. In addition, this segment incurred write-downs of software of €4 million, expenses of €18 million in connection with the early retirement programme, litigation expenses of €6 million in the Rubber Chemicals business unit and other restructuring charges of €4 million, primarily incurred at the Antwerp site. In 2002, the segment reported restructuring charges of €15 million as well as asset write-downs of €27 million, which related primarily to the Functional Chemicals business unit.

First nine months of 2004 compared with the first nine months of 2003

In the first nine months of 2004, net sales in the Performance Chemicals segment declined by 2.8% from €1,501 million in the first nine months of 2003 to €1,459 million. The decline was attributable primarily to adverse currency effects. Increases in sales in the Ion Exchange Resins, Leather, Material Protection Products and RheinChemie business units could not offset the decline in sales in the other business units.

The segment's operating result dropped from a €51 million profit to a €8 million loss, due to the establishment of environmental provisions of €40 million in the Leather business unit, impairment charges of €20 million in the RheinChemie business unit and the establishment of €8 million in provisions relating to an investigation by antitrust authorities in the Rubber Chemicals business unit. Operating result for the prior-year period was influenced by restructuring charges of €4 million incurred by the Rubber Chemicals business unit at the Antwerp site.

Liquidity and Capital Resources

Financial Condition

Fiscal year 2003 compared with fiscal year 2002

The cash flow statement shows the inflow and outflow of cash from operating, investing and financing activities. Despite the income tax relief resulting from the pre-tax loss, the gross operating cash flow declined by 47.3% or €200 million to €223 million in 2003. This decrease largely mirrored the decline in operating business. Net operating cash flow in 2003 totalled €346 million and was therefore 6.2% or €23 million lower than in 2002. The cash included in working capital improved by €177 million over the previous year.

Cash used in investing activities was €300 million in 2003 and therefore 13.5% or €47 million below the amount for 2002. This development can be attributed primarily to the fact that expenditures for property, plant and equipment were reduced by €81 million from €393 million to €312 million as a result of strict capital discipline. Sales of property, plant and equipment yielded a cash inflow of €65 million (2002: €62 million). Investments, mainly in the form of loan grants to Bayer companies based on the internal Bayer Group financing model still in place at the time, resulted in a cash outflow of €58 million (2002: €21 million).

Cash used in financing activities was €46 million. This amount consists of interest expense (€69 million) less net borrowings (€23 million).

First nine months of 2004 compared with the first nine months of 2003

The gross operating cash flow was €252 million and therefore lower than in the prior-year period (€316 million). It included a €57 million increase in tax payments due to the improved operating result. Given the greater amount of cash included in working capital, net operating cash flow declined by €165 million to €40 million. Cash included in working capital increased as a result of higher sales, higher raw material prices as well as anticipated maintenance-related production stoppages and the related increase in inventories.

Following a cash outflow from investing activities totalling €148 million in the first nine months of 2003, the Group reported a cash inflow from investing activities of €85 million in the first nine months of 2004, primarily as a result of income received from the repayment of a short-term loan granted to the Bayer Group. The expenditures for property, plant and equipment fell by 18.1% to €158 million. This item was partially offset by income received from the sale of property, plant & equipment and other assets totalling €29 million.

Cash outflow from financing activities in the first nine months of 2004 totalled €59 million, consisting of a net loan repayment of €11 million and interest expenses of €48 million. The net loan repayment amount includes the cash inflow from the €200 million convertible bond issued to Bayer AG in September 2004.

The following table shows the cash flow statement for the LANXESS Group for fiscal years 2002 and 2003 as well as for the first nine months of 2003 and 2004:

	Fiscal year 2002 - audited -	Fiscal year 2003 - audited -	Change from prior year	1 January to 30 September 2003 - unaudited -	1 January to 30 September 2004 - unaudited -	Change from prior-year period
	(in € millions)	(in € millions)	(%)	(in € millions)	(in € millions)	(%)
Gross operating cash flow	423	223	(47.3)	316	252	(20.3)
Changes in working capital and other net current assets	(54)	123	—	(111)	(212)	91.0
Net cash provided by (used in) operating activities (net cash flow)	369	346	(6.2)	205	40	(80.5)
Net cash provided by (used in) investing activities	(347)	(300)	(13.5)	(148)	85	—
Net cash provided by (used in) financing activities	(25)	(46)	84.0	(56)	(59)	5.4
Change in cash and cash equivalents from business activities	(3)	0	—	1	66	*
Cash and cash equivalents at the beginning of the period	13	10	(23.1)	10	13	30.0
Change in cash and cash equivalents from changes in the scope of consolidation and exchange rate movements	0	3	—	3	1	(66.6)
Cash and cash equivalents at the end of the period	10	13	30.0	14	80	*
Marketable securities and other instruments	0	0	—	0	0	—
Liquid assets as per balance sheet	10	13	30.0	14	80	*

* Change of more than 100%.

Financing and Liquidity

Presentation in the Combined Financial Statements

In the Bayer Group, liquidity and financial debt are not assigned to business units, but instead are managed centrally at the company or Group level.

Based on the net indebtedness envisaged for the LANXESS Group at the time of the Spin-off and factoring in the expected free cash flow for 2004, a financing structure was computed retroactively for the years 2003 and 2002.

The targeted net indebtedness was presented on the assumption that LANXESS GmbH succeeded in making additional outside borrowings.

Interest expenses for 2002 and 2003 are based on market interest rates for industrial bonds at the lower end of the investment grade range. These interest rates were computed by averaging the rates charged on a short-term instrument and on a five-year instrument. A risk premium was added to account for non-euro denominated financing. For the first nine months of 2004, the interest expense in the first six months was computed in accordance with the approach described above. In the third quarter, the interest expenses recorded by the individual Group companies in their account preparation were included in the interim financial statements.

Financing at the time of the Spin-off

In connection with the combination of major parts of the chemicals and parts of the polymers activities of the Bayer Group in LANXESS GmbH and its direct and indirect subsidiaries (hereafter, "LANXESS Subgroup") and to the extent possible and economically practicable, the financial debt was consolidated into LANXESS AG or LANXESS GmbH. On 10 December 2004, LANXESS AG, LANXESS GmbH and LANXESS Corporation (Pittsburgh, PA, U.S.A.) agreed a €1.5 billion credit facility with an international bank syndicate led by the Bank of America, Citigroup Global Markets Ltd., Commerzbank Aktiengesellschaft and Deutsche Bank AG. Planned uses for this credit line include the repayment to Bayer Group companies — after the effective date of the Spin-off — of financial debt owed toward such companies that were assigned to the LANXESS Subgroup when it was set up. The credit facility includes a €0.5 billion tranche structured as a revolving credit line with a term of 364 days, which may be extended one or more times for additional 364-day periods subject to the approval of the banks. The credit facility also includes two revolving tranches totalling €1 billion with terms ending in December 2009.

In addition, an asset-backed commercial paper programme (funded up to €200 million) was created. Financial leases relating to the LANXESS Group that exist at the time of the Spin-off will be transferred, either directly or indirectly to the LANXESS Group companies in the form of sub-leases. In countries with heavily regulated capital markets, such as China, the LANXESS Group will also finance itself through local bank loans.

Another component of the LANXESS Group's financing base will be the convertible bearer bond issued by LANXESS AG to Bayer AG on 15 September 2004 with a face value of €200 million and maturing on 15 September 2007. The bond may be converted between 20 July 2005 and 20 July 2007, with mandatory conversion at the end of the term. The convertible bond contains an interest deferment right and the claims of its holder(s) will be subordinated to the claims of all other creditors of LANXESS AG which are senior and not subordinated.

The LANXESS Group plans to take advantage of the currently favourable market conditions to issue medium-term corporate bonds in 2005 in an aggregate amount customary in the market. This measure would further improve the debt maturity schedule, considering that the syndicated credit line could be partially repaid.

It is anticipated that net indebtedness in the form of financial debt owed to the Bayer Group (including the convertible bond), bank debt and financial leasing, less any liquid funds and excluding pension provisions for the LANXESS Group, will amount to €1.1 billion as of 31 December 2004. In October 2004, Standard & Poor's assigned LANXESS AG a BBB– (investment grade) rating with a stable outlook. Standard & Poor's awards a BBB rating if the relevant obligor has an adequate capacity to meet its financial commitment on its obligations, but adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on its obligations. The minus sign represents the position within this category.

Capital expenditures

LANXESS generally finances its capital expenditures from operating cash flow and, if such funds are insufficient, from other available cash sources and from the sale of short-term investments, including cash equivalents and marketable securities. The Group finances its further capital expenditures with borrowings. Capital expenditures totalled approximately €0.4 billion in 2002 and €0.3 billion in 2003.

In 2003, the focus was on the Engineering Plastics segment. Approximately two thirds of the expenses incurred in 2002 and 2003 involved expenditures to preserve existing facilities, whereas approximately one third related to expansion and rationalisation programmes. The budget for capital expenditures in 2004 totalled approximately €0.3 billion. Approximately 60% of the capital expenditures made in 2004 involved investments to preserve existing facilities, while the remainder was spent on expansion and rationalisation measures. In 2004, from a regional perspective, approximately 73% of the capital expenditures were made in Europe, approximately 15% in North America and the remainder in the other regions in which LANXESS operates.

Major capital expenditures in 2002, 2003 and 2004 included:

Year	Segment	Description
2002	Performance Rubber	Modernisation/rationalisation of the butyl rubber facilities; Zwijndrecht, Belgium and Sarnia, Canada (expenditures in 2002: approx. €12 million).
	Engineering Plastics	Expansion of capacities for ABS plastics; Tarragona, Spain and Map Ta Phut, Thailand (expenditures in 2002: approx. €13 million).
	Chemical Intermediates	Efficiency improvement in the integrated aromatics production network; Leverkusen, Germany (expenditures in 2002: approx. €15 million).
2003	Performance Rubber	Modification of the butyl rubber production facilities; Zwijndrecht, Belgium and Sarnia, Canada (expenditures in 2003: approx. €3 million).
	Engineering Plastics	Expansion of capacities for ABS plastics; Tarragona, Spain and Map Ta Phut, Thailand (expenditures in 2003: approx. €10 million).
	Engineering Plastics	Polybutylene terephthalate (PBT) production facility operated jointly with DuPont in Hamm-Uentrop (share of expenditures in 2002-2003: approx. €25 million).
	Chemical Intermediates	Efficiency improvement in the integrated aromatics production network; Leverkusen, Germany (expenditures in 2003: approx. €10 million).
2004	Chemical Intermediates	Modernisation and expansion of production facilities for precursors of specialty isocyanates; Leverkusen, Germany (approved expenditures for 2004: €14 million).
	Chemical Intermediates	Conversion of facilities for the production of agrochemical intermediates; Leverkusen, Germany (approved expenditures for 2004: €6 million). The project is a response to the growth in the market for the new generation of fungicides from Bayer CropScience.
	Performance Chemicals	Capacity expansion for biocide products; Dormagen, Germany (approved expenditures for 2004: €5 million). This project should serve to expand the business in the significantly growing industry for the cold sterilisation of specialty beverages.

For 2005, the LANXESS Group is likewise budgeting approximately €0.3 billion for capital expenditures. Approximately 60% of the expenditures budgeted for 2005 involve capital expenditures to preserve existing facilities, while the remaining funds are budgeted for expansion and rationalisation programmes. The Company expects that the regional allocation of capital expenditures in 2005 will closely match those of the previous year. The following strategic capital improvement projects are currently underway or planned:

Year	Segment	Description
2005	Performance Rubber	Expansion of capacities for butyl rubber production (by approximately 25% to 250,000 tonnes per year); Sarnia, Canada and Zwijndrecht, Belgium (budgeted expenditure for 2005: €24 million. Additional expenditures of €16 million are anticipated for 2006 for these expansion projects).
	Engineering Plastics	Compounding facility for Durethan® and Pocan®, 1st phase, Wuxi, China: approximately €6 million.
	Chemical Intermediates	Modernisation and expansion of production facilities for precursors of specialty isocyanates; Leverkusen, Germany (approved expenditures for 2005: €16 million).
	Chemical Intermediates	Conversion of facilities for the production of agrochemical intermediates; Leverkusen, Germany (approved expenditures for 2005: €5 million).
	Performance Chemicals	Expansion of capacity for biocide products; Dormagen, Germany (approved expenditures for 2005: €5 million).

It is planned to finance these capital expenditures from current cash flow.

Off-balance sheet arrangements

The non-consolidated LANXESS companies are not deemed special-purpose vehicles and do not constitute other off-balance sheet arrangements.

Seasonality

During the course of any typical fiscal year, the LANXESS business is not subject to any significant seasonality. Nevertheless, certain markets and regions in which LANXESS sells its products may be subject to certain seasonal volatilities. These include the construction industry with its slow winter months, which can affect the Inorganic Pigments business unit, as well as segments that manufacture starting products used in agrochemicals. This could affect the Fine

Chemicals and Basic Chemicals business units. In addition, parts of Southern Europe report slower summer months. Viewed in their entirety, the business units generate relatively constant sales throughout the year. However, the Group tends to generate higher business volumes in the first two quarters of any given fiscal year than in the two remaining fiscal year quarters.

Research and Development Expenses

The following table sets forth the total research and development expenses incurred by the LANXESS Group for the years ending 31 December 2002 and 31 December 2003 as well as for the first nine months of 2003 and 2004.

	Fiscal year 2002 - audited -	Fiscal year 2003 - audited -	Change from prior year	1 January to 30 September 2003 - unaudited -	1 January to 30 September 2004 - unaudited -	Change from prior-year period
			(%)			(%)
Research and development expenses:						
Amount (in € millions)	149	168	12.8	118	95	(19.5)
As a percentage of sales	2.2	2.7	—	2.4	1.9	—

The largest share of research and development expenses of the LANXESS Group was incurred by the Fine Chemicals, Semi-Crystalline Products and Technical Rubber Products business units. In 2003, these business units accounted for 37.5% of the Group's total expenditure on research and development (2002: 27.5%). In the first nine months of 2004, the share equalled 40.0% (prior-year period: 35.6%).

The higher research and development costs in 2003 are related to, among other things, the relocation of central research activities and the allocation of the corresponding resources to the individual business units in the same period. The relevant expenses in the first nine months of 2004 were reduced by 19.5% compared to the prior-year period, which was due to, among other things, the restructuring of the research and development activities begun in 2003.

Management of Market Price Risks at LANXESS

The global nature of the LANXESS Group's business exposes its operations, financial results and cash flow to a range of market price risks. Certain risks to which LANXESS is exposed are described in more detail in the section entitled "*Risk Factors*". The following section explains the measures taken by LANXESS that are designed to identify, observe and reduce the disadvantages arising from volatilities in market prices and other market-related indices. Such market price risks include:

- Currency risk: LANXESS is exposed to exchange rate fluctuations between the euro and other major currencies. The most significant currency fluctuation risk is between the euro and the U.S. dollar.
- Interest rate risk: LANXESS is exposed to changes in interest rates. LANXESS' primary interest rate exposure is to fluctuations in short-term and long-term European and U.S. interest rates.
- Credit risk: LANXESS is subject to credit risks with respect to counterparties in its transactions.
- Raw materials and energy price risks: LANXESS is subject to possible increases in raw material prices and energy prices.

In the past, LANXESS placed only limited reliance on hedging transactions to mitigate its exposure to market price risks and only entered into such transactions in the context of its pooling arrangements with the Bayer Group. Where Share Deal companies reported derivative financial instruments, these instruments were transferred. With respect to Asset Deal companies, the relevant financial instruments remained with the Bayer Group. In future, the LANXESS Group's Board of Management will be responsible for replacing the financial instruments that remain with the Bayer Group and for providing for ongoing hedging for all business allocable to the LANXESS Group.

The risks mentioned above could adversely affect the results of operations and the financial condition of the LANXESS Group. The description below focuses on the individual market price risks and on the LANXESS Group's risk management.

Currency Risk

Since the LANXESS Group transacts business in many different currencies, it is exposed to a variety of risks associated with fluctuations in the relative values of these currencies. The currency with regard to which the Group is exposed to the greatest exchange rate risk is the U.S. dollar. In general, any appreciation in the value of the euro relative to other currencies has an adverse effect on the reported sales and results of LANXESS. Depreciation in the value of the euro, by contrast, has a positive effect.

Transaction risk

Currency risks (*i.e.*, the potential depreciation in the value of a financial instrument as a result of changes in the exchange rate) arise especially when receivables or payables are denominated in a currency other than the Company's local currency. Positions denominated in U.S. dollars, Canadian dollars or Japanese yen are especially relevant to LANXESS. The risks arising from the operating activities are systematically recorded and analysed. Decisions about the scope of hedging of such risks are taken regularly. Such hedging may also cover anticipated transactions. A material portion of the contractual and foreseeable currency risks is hedged by using derivative instruments. Changes in the fair value of these instruments are recognised in the income statement or, in the case of cash flow hedges, under "other changes in stockholders' equity". Since LANXESS enters into derivative transactions for a significant portion of its currency risks, the Company believes that a significant increase or decrease in the exchange rate of the euro relative to other major currencies would not, in the short term, materially affect its future cash flow. Over time, however, if LANXESS is unable to reflect exchange rate movements in, for example, the pricing of its products in local currency, such exchange rate fluctuations could adversely affect its cash flows.

Currency risks from financial transactions, including interest, are generally hedged at 100%. With respect to operating cash flows, LANXESS seeks to minimise currency risks by constantly adjusting its portfolio of derivative instruments. Cross-currency interest rate swaps and forward exchange contracts are the main hedging instruments used. In order to hedge operating cash flow, LANXESS also enters into option transactions. In order to minimize currency risk, investments in long-term securities and other loans are made primarily in the currency zone of the Group company making the investment.

Translation risk

Many of the companies within the LANXESS Group are located outside the euro zone. Since the euro is the Group's financial reporting currency, the annual financial statements of these subsidiaries were translated into euros for inclusion in the Combined Financial Statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation into euros of both sales and income denominated in that currency. Unlike the transaction risk, the translation risk exposure does not affect the Group's local currency cash flows.

Outside the euro zone, LANXESS holds significant assets, liabilities and operations denominated in local currencies, most notably the U.S. dollar, the Canadian dollar and the Japanese yen. Although the long-term currency risk inherent in these investments is regularly assessed and evaluated, LANXESS generally enters into foreign exchange transactions covering this type of risk only when it is considering withdrawal from a specific venture and repatriation of the funds that the withdrawal would generate. Nevertheless, the Group recognises in equity the effects of currency fluctuations on the translation of net asset amounts into euros.

Interest rate risk

Interest rate risk, *i.e.*, the possibility that the total return of a financial instrument will change due to movements in market interest rates, primarily affects financial assets and liabilities. To the extent the LANXESS Group does not completely abstain from hedging against interest rate fluctuations due to favourable fixed interest rates, it primarily uses derivative financial instruments to hedge interest rate risk, including interest and interest currency swaps. The targeted net indebtedness of the future LANXESS Group is presented in terms of predominantly centralised external borrowings.

Interest expense computed for these purposes is based on the market interest rates for industrial bonds at the lower end of the investment grade range. These interest rates were computed by averaging the rates charged on a short-term instrument and on a five-year instrument. A risk premium was added to account for non-euro denominated financing. Based on this assumption, the Combined Financial Statements do not include any interest-rate derivative instruments.

Other loans primarily consist of loans to employees, most of which have been issued at market-oriented, fixed interest rates. Due to their fixed interest rates, these loans are generally subject to interest rate risk, which, because it is assumed for overriding reasons, is not hedged. More than three quarters of the employee loans have terms of over five years.

Credit risk

Credit risk is the risk that counterparties cannot meet their obligations to the LANXESS Group in transactions involving financial instruments. Since LANXESS does not conclude master netting arrangements with its transaction partners, the total of the amounts recognised in assets represents its maximum exposure to credit risk.

Raw materials and energy price risks

LANXESS operates in markets in which economic cycles often affect raw material and product prices. Fluctuations in prices and availability of raw materials and commodities affect its business units.

Consequently, LANXESS is exposed to market price risks with regards to commodities used in its operating activities. For production at LANXESS, the most important petrochemical raw materials by far include 1, 3-butadiene and styrene. Other important petrochemical raw materials are acrylonitrile, benzene, C4 raffinate 1, cyclohexane, isobutylene and toluene. Other significant raw materials include the basic chemicals ammonia, aniline, chlorine and sodium hydroxide. Prices for petrochemical raw materials are exposed to strong cyclical volatility which arises, among other things, from crude oil prices.

In order to ensure its supply of raw materials, LANXESS has entered into long-term supply contracts, buys additional quantities on the spot markets and concludes swap agreements to manage its supply and demand as needed. By means of pricing formulas incorporated in its contracts, LANXESS can pass on to its customers a not insignificant portion of the price fluctuations caused by such market price risks. The LANXESS Group typically uses the following measures to avoid and manage pricing risks in purchasing raw materials:

- coverage of recurring requirements in part through long-term contracts to reduce the price volatility of purchases on spot markets;
- incorporating pricing formulas (linked to economic indices) instead of fixed prices into its contracts; and
- active inventory management, flexibility in the choice of supply sources and, wherever possible, alternative production plants to limit the risks of non-availability of raw materials.

Petrochemical raw materials have historically been particularly exposed to strong price volatility. Changes in value of approximately one third of these raw material purchases (total purchasing volumes of petrochemical raw materials in 2004: approximately €1.2 billion) are passed on to customers pursuant to contractual arrangements. In 2004, many raw material price increases were passed on to customers even in the absence of such agreements. In connection with the Spin-off, LANXESS is in the process of developing a comprehensive strategy for minimising these risks through financial transactions, including the use of derivative financial instruments.

In view of the increasing volatility of prices in the energy markets and the ensuing consequences for LANXESS' production costs, these factors have been incorporated into the Group's financial risk management. The physical supply contracts for the purchase of gas and steam for the major European sites are based on fuel oil and gasoline indices and, for sites in the United States and Canada, on various U.S. indices for natural gas. The energy price risk to which the LANXESS Group is exposed mainly relates to natural gas in North America and fuel oil in Europe.

The strategy for managing these risks with financial instruments is to achieve a cost average effect within a stipulated risk spectrum by building up strategic hedging positions over time. It is designed to significantly reduce volatility in results and to improve forecasting accuracy for budgeting purposes.

Derivative financial instruments

Only derivative instruments used by existing legal entities that conducted solely LANXESS-related business (Share Deals) were included in the Combined Financial Statements. In this context, fair values totalling €4 million were recognised on the balance sheet in 2003.

The instruments used to hedge the risks mentioned above consist primarily of swaps and options traded on OTC markets with counterparties with high levels of creditworthiness. For accounting purposes, all hedging contracts are treated as instruments held for sale and their fair value changes are recognised in the income statement.

Information Concerning the Business of LANXESS

Overview

LANXESS is one of Europe's major providers of polymers and chemicals with a comprehensive product portfolio in the fields of polymers and basic, specialty and fine chemicals. With more than 50 operating companies, LANXESS generated sales of approximately €6.3 billion in fiscal year 2003 (sales figures based on the Combined Financial Statements). As of 30 September 2004, the Group employed approximately 19,600 employees worldwide, of which approximately 10,100 were based in Germany. The global business activities of LANXESS are structured into 17 operating business units combined into the four segments Performance Rubber, Engineering Plastics, Chemical Intermediates and Performance Chemicals.

The following two diagrams show the LANXESS Group's net sales in fiscal year 2003, broken down by segment and by the geographical regions in which LANXESS operates.

Net Sales in Fiscal Year 2003 in € millions broken down by segment



Net Sales in Fiscal Year 2003 broken down by geographical region as a percentage of total sales


Performance Rubber 1,375
Chemical Intermediates 1,411
Engineering Plastics 1,401
Performance Chemicals 1,925


Asia 14%
Germany 27%
America 25%
Europe/Mid East/Africa (excluding Germany) 34%

Competitive Strengths

The Company believes that LANXESS distinguishes itself from the competition through the following competitive strengths:

Strong market position: With sales of €6.3 billion in 2003, LANXESS is expected to be the sixth-largest publicly-listed chemicals company in Europe. The Company estimates that, based on sales revenue or volume, in some two thirds of its business units, LANXESS holds one of the leading positions in the respective markets worldwide.

Global presence: Represented by its foreign affiliates, LANXESS has a presence in all major global chemicals and polymers markets and has production sites in 50 locations in 18 countries, in particular in Germany, Belgium, the United States, Canada and the People's Republic of China, most of which have the necessary critical mass and leading processes and technologies at their disposal. In the Asian market, which is currently experiencing particularly dynamic growth, LANXESS already has ten distribution and application technology centres as well as eight production sites at its disposal. In all, nearly 50% of LANXESS employees are employed internationally and approximately three quarters of LANXESS' sales are generated outside of Germany.

Diversified product portfolio: LANXESS has an extensive product portfolio ranging from solid rubbers, plastics and synthetic fibres to high quality basic and fine chemicals as well as chemicals for the leather, textile and paper industries. LANXESS' customers include well-known manufacturers particularly in the polymer processing and chemicals industry, the fields of electronics and electrical engineering, the automobile and tyre industry, the construction industry, life sciences companies, and the leather, textile and paper industries.

High level of customer orientation: Due to the close cooperation it enjoys with its customers and the comprehensive know-how of its employees in the area of application technology, LANXESS is able to offer its customers tailor-made products and thus meet their particular needs. The Group's research and development activities are also focused on the specific requirements of its business activities and customers.

Performance-oriented corporate structure: The independence resulting from the Spin-off will provide LANXESS with more flexibility and greater transparency, and enable it to strategically restructure its product portfolio. The clear organisational structure consisting of business units that have independent business responsibilities on a worldwide basis, as well as the planned introduction of performance-oriented compensation schemes, will create the foundations LANXESS needs for this purpose.

Business Areas

The range of products offered by LANXESS comprises a comprehensive portfolio in the fields of polymers as well as basic, specialty and fine chemicals.

Performance Rubber

The LANXESS Group's operations in the area of rubber manufacturing are consolidated within the Performance Rubber segment. LANXESS is one of the world's largest manufacturers of butyl rubber and polybutadiene rubber which are used, in particular, in the manufacture of automobile and truck tyres. LANXESS also produces a variety of synthetic rubbers for a broad range of applications, e.g., for use in tyre compounds or plastics modification, as well as a series of specialty elastomers which exhibit a high level of resistance to heat and abrasion and to aggressive environmental influences. The Performance Rubber segment generated sales of €1,375 million in fiscal year 2003. A categorisation of the business units of this segment based on sales in 2003 can be illustrated as follows:

- Sales < €200 million
  - — None of the business units of this segment fall into this sales category
- Sales between €200 million and €500 million
  - — Butyl Rubber
  - — Polybutadiene Rubber
  - — Technical Rubber Products
- Sales > €500 million
  - — None of the business units of this segment fall into this sales category

Engineering Plastics

With its Engineering Plastics segment, LANXESS is one of the world's major providers of polymers. The Group's range of polymer products includes high-quality PBT (polybutylene terephtalate) and PA (polyamide) plastics, as well as ABS (acrylonitrile-butadiene-styrene), ASA (acrylonitrile-styrene-acrylic esters), SAN (styrene-acrylonitrile) and PA-ABS (polyamide-acrylonitrile-butadiene-styrene) plastics. Potential applications for these plastics are to be found, in particular, in the household goods, automobile, electronics and electrical engineering and medical technology industries. Through its Fibers business, LANXESS offers high-quality brand-name fibres for virtually all branches of the textile industry as well as polyamide-based monofilaments for technical applications. In fiscal year 2003, the segment generated sales of €1,401 million. A categorisation of the business units of this segment based on 2003 sales can be illustrated as follows:

- Sales < €200 million
  - — Fibers
- Sales between €200 million and €500 million
  - — None of the business units of this segment fall into this sales category

- Sales > €500 million
  - — Semi-Crystalline Products
  - — Styrenic Resins

Chemical Intermediates

LANXESS' operations in the area of basic and fine chemicals and inorganic pigments are combined within its Chemical Intermediates segment. Intrinsic to the production of high-quality industrial chemicals is a complex network of chlorination, nitration, hydrogenation, phosgenation and isomer separation plants (the aromatics network), which enables the segment to offer a broad range of products at low production costs. In the area of fine chemicals, LANXESS' production is focused primarily on custom manufacturing of, in particular, active ingredients and intermediates for the pharmaceuticals and crop protection industries, starting products for the electrical and electronics industry, as well as photo chemicals. LANXESS is thus able to offer tailor-made products and development services. The inorganic pigments manufactured by LANXESS, particularly iron oxide pigments, are used primarily in the colouring of concrete building components and coatings. In fiscal year 2003, the Chemical Intermediates segment generated sales of €1,411 million. A categorisation of the business units of this segment based on 2003 sales can be illustrated as follows:

- Sales < €200 million
  - — None of the business units of this segment fall into this sales category
- Sales between €200 million and €500 million
  - — Fine Chemicals
  - — Inorganic Pigments
- Sales > €500 million
  - — Basic Chemicals

Performance Chemicals

The applications-based business activities of the Group in the area of specialty chemicals are combined within the Performance Chemicals segment. Specialty chemicals are used in a variety of different areas. For example, LANXESS produces and markets biocides and material protection agents for the areas of, for example, wood protection, disinfection and corrosion protection. The Group offers a broad range of plastics additives (e.g., plasticisers, blowing agents), rubber chemicals (e.g., antioxidants), organic and inorganic colouring agents as well as other specialty chemicals (e.g., flame retardants) for the polymers processing and rubber and lubricants industries. In addition, LANXESS' multitude of chemical products makes it one of the major providers of system solutions for the leather industry; it offers textile and textile processing chemicals, in particular in the area of textile pre-treatment and dyeing auxiliaries and also possesses a comprehensive range of products for the paper industry. One special area of business is the production of ion exchange resins, adsorbers and functional polymers for the treatment of aqueous solutions. In fiscal year 2003, the segment reported sales of €1,925 million. A categorisation of the business units of this segment based on 2003 sales can be illustrated as follows:

- Sales < €200 million
  - — Ion Exchange Resins
  - — Material Protection Products
  - — Textile Processing Chemicals

- Sales between €200 million and €500 million
  - Functional Chemicals
  - Leather
  - Paper
  - RheinChemie
  - Rubber Chemicals
- Sales > €500 million
  - None of the business units of this segment fall into this sales category

Corporate Strategy

The Company plans to use its new corporate independence intensively to increase the profitability of the LANXESS Group. The earnings potential of all business activities will thus be reviewed, and concerted cost-reduction, efficiency-enhancement and restructuring measures will be implemented.

The four cornerstones of the Company's strategy are:

- Short-term measures for improving operational productivity
- Systematic restructuring of businesses with inadequate profitability
- Active portfolio management
- Selective organic growth in profitable business activities

For fiscal year 2006, assuming sales at the level of those in fiscal year 2004, the Company aims to achieve an EBITDA margin before exceptional items of 9 to 10%. At the same time, the Company intends to limit capital expenditures by LANXESS to approximately 4% of Group sales *per annum* by 2006, by means of disciplined cash management and systematic allocation of resources.

In the long term, the Company will also consider possible acquisitions and, where appropriate, will strengthen LANXESS by making selective acquisitions. LANXESS intends to bridge the profitability gap between it and comparable competitors with the help of an optimised portfolio. At the present time, there are no plans for any significant growth through acquisitions.

To enable better management of its strategic goals and, in particular, to better manage the optimisation of its portfolio, LANXESS furthermore intends to adapt its organisational and corporate legal structure, including by carving out individual groups into separate independent entities and, where appropriate, modifying LANXESS' national organisations.

The Board of Management will also review whether profitability may be further increased by the carving-out or outsourcing of services, existing distribution structures or other parts of the value chain.

Short-term measures for improving operational productivity

In order to achieve lasting improvements in productivity, the Company plans to continue its efforts to reduce costs, optimise processes, improve the product and customer mix and develop a new price-quantity strategy. These measures are intended to increase the earnings potential of all business units along the entire value chain (e.g., in relation to production, plant maintenance, logistics and other services, marketing, distribution and applications technology).

As regards business units with commoditised product groups (*i.e.*, product groups with products in more mature markets), there are plans to implement cost-oriented performance programmes; those units with a greater application technology orientation will focus on higher benefits to customers.

In order to increase profitability in individual cases, the Company is also prepared to consciously forego sales in certain areas where profit margins are low.

Systematic restructuring of inadequately profitable businesses

The Company continues to plan a systematic restructuring of the business activities of the LANXESS Group in order to achieve a sustained increase in the Group's earning potential over the long term.

Restructuring measures are particularly planned for those businesses and product lines which are unlikely to attain a satisfactory level of profitability through implementation of the planned short-term measures alone.

Restructuring measures to bring about an improvement in operating results of approximately €25 million in fiscal year 2005 were already adopted and implemented in 2004. These restructuring measures specifically include the shutdown of the polybutadiene rubber plant in Marl, the shutdown of the yarn finishing factory in Goch, and the closure of the rubber distribution site in Akron, Ohio, U.S.A. Product lines from the active ingredient production will be discontinued in the first half of fiscal year 2005. These products are manufactured in the plants of the Fine Chemicals business unit. The Company anticipates that the resulting shutdowns will generate total costs of approximately €15 to €20 million.

In addition, the relocation of a facility for the production of hydrazine hydrate from Baytown, Texas, U.S.A. to China has begun. Moreover, a restructuring programme has already been established in the Styrenic Resins business unit for the reorganisation of its activities in Europe and North America.

Other possible restructuring measures are the consolidation, relocation or closure of facilities. Moreover, there are plans for a further cutback of personnel costs, for example, by reducing the number of employees and a review of the schemes for payment of wages, social benefits and working hours. The Company's Board of Management has already adopted resolutions regarding specific personnel-related issues. Initial talks and negotiations with employee representatives in connection with the planned measures have commenced.

Active portfolio management

The Company will carry out an extensive review of its business and product portfolio, taking into account strategic and profitability considerations. The aim is to achieve a marked increase in the Company's average profitability by concentrating on those businesses that demonstrate sustained profitability. Cooperative ventures or divestitures will primarily be sought in those cases where the Company is unable with its own resources to attain, within a given timeframe, the strategic or financial position it desires.

In this context, the above-mentioned restructuring programmes will be developed in the short and medium term with the aim of successfully improving those businesses that are not performing satisfactorily, such as Fibers, Fine Chemicals and Styrenic Resins, or preparing them for partnering. This should also increase flexibility for portfolio adjustments.

The Company will review all measures for portfolio adjustments that present themselves. The Company will act on suitable opportunities that may arise for making divestitures and entering into strategic partnerships, even in the short-run and even in profitable business areas where appropriate.

Selective organic growth in profitable business activities

In the short to medium term, the Company plans to use its own resources to develop its business activities through selective internal growth, the emphasis of which will be on profitable businesses with attractive growth potential. For example, a capital expenditure programme has been developed for the Butyl Rubber business unit to enable the expansion of production capacities by a projected 25% over the coming two to three years. To this end, there are plans to invest approximately €40 million in expanding existing production sites in Belgium and Canada and in redressing shortages.

Moreover, the Company plans to strengthen its presence in Asia, particularly in China, where its initial goal is systematic growth, through measures involving minimal capital expenditures, in particular technology and production joint ventures. An example is the joint venture company that was formed in September 2004 by LANXESS and the Chinese company Weifang Yaxing Chemical Company Ltd. for the production of hydrazine hydrate. The Company plans to continue to closely observe developments in the Asian market and, together with suitable partners, to systematically strengthen the market positions of the LANXESS Group.

Market Environment and Competition

The structure of the international chemicals and polymers markets in which LANXESS sells its products is characterised by a few major companies operating at a global level, each of which does business in a range of different individual markets. These globally operating companies commonly compete with a number of small and medium-sized providers, which primarily do business in their respective local markets. Their customers likewise consist of a number of both smaller and larger companies with very different purchasing volumes. The rubber market has its own particular structure, which is characterised by a small number of customers, mostly from the tyre industry.

As a rule, the worldwide chemicals and polymers markets in which LANXESS operates are characterised by intense competition and significant pressure on margins due to the fact that most of the products are highly commoditised. Assuming a generally high level of product quality, sales prices and the quality of order processing (including delivery logistics), in particular, play an important role with respect to competition. In markets for specialty products, application technology consulting services confer an additional important competitive advantage.

The structures of the chemicals and polymers markets, which had been stable for a long time, have in recent years become more dynamic. A decline in growth can be observed in the United States and Europe. Increasing demand in Asia has prompted new chemicals and polymers suppliers to enter local markets, particularly in those areas that are less technology- or capital-intensive. These new suppliers, particularly those from China and India, are also extending their business beyond their domestic markets into Europe and America. The trend for consolidation in the chemicals industry continues due to the price competition dominating large parts of the market, particularly with respect to commoditised product groups, and the resulting pressure on margins.

Developments in the international chemicals and polymers markets are of a pronounced cyclical nature. Depending on the individual market, longer or shorter periods of higher market growth are interspersed with longer or shorter periods of stagnation or decline in the market. The transition from market growth to market decline can be very swift. To some extent, developments in markets for products vary from region to region. As a rule, developments in the global chemicals and polymers markets track those in the respective customer industries.

The international chemicals and polymers markets are currently experiencing a general upward trend which the Company expects to peak in 2006 (see also World Petrochemical Conference of CMAI, November 2004) or 2007. The LANXESS portfolio includes operations in the basic chemicals and fine and specialty chemicals sectors. The latter two typically exhibit less pronounced economic cycles. The Company believes that the basic chemicals business is currently benefiting to a greater extent from recovery potential as regards price and volume developments.

The sales development of the Engineering Plastics and Chemical Intermediates segments to a large extent tracks the cycles of the global polymers and chemicals markets. The Engineering Plastics segment is also heavily dependent upon developments in the automobile industry and, in particular, in the automotive parts industry. In contrast, the Performance Chemicals segment, with its highly-diversified product portfolio and a high number of niche markets, is less dependent on general economic developments. The business development of the Performance

Rubber segment, for which the tyre industry is the most important customer, is also less cyclical since its products can be used both for tyres as OEM equipment as well as for the spare tyres market sector.

With respect to its customer industries, LANXESS is furthermore dependent on the developments in the chemicals and plastics processing industry, the construction industry, the life sciences industry, the electronics and electrical engineering industry, as well as the leather and paper industries.

A selective, industry-wide definition of the chemicals and polymers markets and their individual markets and segments above the level of individual products is not available due to the large number of different products, their varied fields of application and the divergent market structures. For purposes of this Listing Memorandum, the Company in the following section breaks down its sales markets into segments corresponding to the product offerings of its respective business units. The information provided concerning the respective competitive positions of the business units is also based on such segmentation. Unless stated otherwise, the following description of the market environment and the competitive positions reflect the assessments of the Company (see also *"General Information — Notice Regarding Sources of Market Information and Technical Terms"*).

In the context of its worldwide business activities, LANXESS competes with a range of major global companies and, depending on the business unit in question, with a number of smaller to medium-sized companies primarily operating at the local level. The Company estimates that in some two thirds of the LANXESS business units, LANXESS holds one of the leading positions in the respective markets worldwide.

Performance Rubber

Butyl Rubber

The global halogen-free and halogenised butyl rubbers business is conducted by a few major companies that focus on a few major global customers. The growth of the market is largely driven by growth in the automobile tyre market, which in turn is determined by the rapidly-increasing number and use of automobiles in Asia, particularly in China. Market growth outside of Asia is expected to be moderate. The number of suppliers is currently increasing as a result of Russian and new Chinese suppliers. In important areas, LANXESS supplies a significant portion of global demand for butyl rubber and halobutyl rubber and, as such, ranks as one of the leading suppliers worldwide (IISRP, Worldwide Rubber Statistics, 2003). The business unit's main competitor is Exxon Mobil Corporation, New Jersey and Irving, Texas (hereinafter referred to as "Exxon"). Other important competitors are Japan Synthetic Rubber Co., Ltd., Tokyo, Japan (hereinafter referred to as "JSR"), Sinopec Beijing Yan Hua Petrochemical Co. Ltd., Beijing, People's Republic of China (hereinafter referred to as "Yan Hua"), and a number of Russian companies.

Polybutadiene Rubber

The Polybutadiene Rubber business unit operates in the field of polybutadiene and solution styrene butadiene rubbers. In-house production by the large tyre producers accounts for approximately two thirds of North America's and approximately one third of Europe's requirements for these types of rubber. In addition, other so-called "merchant producers" of polybutadiene also supply the tyre industry. Growth in the global polybutadiene rubbers trade goes hand in hand with economic growth, particularly in Asia (SRI, Chemical Economics Handbook, "Polybutadiene Elastomers", May 2003). A growing number of customers are building new production sites there and also at the same time in other low-wage regions such as Latin American and Eastern Europe. The big tyre producers with their own production of polybutadiene are increasingly withdrawing from the merchant market and relying on their own production for supplies to the extent this is technically possible. The Polybutadiene Rubber business unit is one of the world's leading manufacturers of polybutadiene rubbers and, alone among the so-called merchant producers, operates production plants on two continents (North America and Europe). Its main competitors are Firestone Polymers LLC, Akron, Ohio, The

Goodyear Tire & Rubber Company, Akron, Ohio, The Dow Chemical Company, Delaware, and Midland, Michigan (hereinafter referred to as "Dow Chemical"), Polimeri Europa S.p.A., Milan, Italy, (hereinafter referred to as "Polimeri Europa"), JSR Corporation, Tokyo, Japan, UBE Industries, Ltd., Tokyo, Japan (hereinafter referred to as "UBE"), Korea Kumho Petrochemical Co., Ltd., Seoul, South Korea, Nippon Zeon Co., Ltd., Tokyo, Japan (hereinafter referred to as "Nippon Zeon"), Yan Hua and Michelin, Clermont-Ferrand, France.

Technical Rubber Products

The Technical Rubber Products business unit serves the market sectors for specialty elastomers based on chloroprene rubber (CR), nitrile rubber (NBR), hydrogenated nitrile rubber (HNBR), ethylene-propylene-diene rubber (EPDM), emulsion-styrene-butadiene rubber (E-SBR), and ethylene-vinyl acetate rubber (EVM). While the segments with more mature products report moderate growth, the specialty product segments demonstrate higher growth rates. From a regional perspective, the highest growth rates are observable in Asia. Consistent with the trend among customer industries, relocation by a number of customers of production sites to these regions is underway. The customer base of this business is highly fragmented. The Company anticipates that, in the case of EPDM and NBR, the pressure on prices caused by supply shortages will subside. The Technical Rubbers Products business unit is one of the world's leading companies in the field of specialty elastomers. Its main competitors are Nippon Zeon, Polimeri Europa, DuPont Dow Elastomers, Wilmington, Delaware (a joint venture between E.I. Du Pont de Nemours, Wilmington, Delaware (hereinafter referred to as "DuPont") and Dow Chemical, Royal DSM N.V., Heerlen, Netherlands (hereinafter referred to as "DSM"), JSR and Exxon.

Engineering Plastics

Styrenic Resins

The Styrenic Resins business unit produces and markets the thermoplastic ABS (acrylonitrile-butadiene-styrene), SAN (styrene-acrylonitrile copolymer) and ABS+PA- and ABS+AES-(acrylonitrile-ethylene-propylene-styrene) blends. The ABS segment accounts for most of the worldwide volume; more than half of which is generated in Asia. The Company anticipates that volume growth in the ABS business will be slightly above that of the global economy, essentially due to the positive developments in Asia (particularly in China). Business in Europe and North America is experiencing moderate growth. Overcapacity as well as currency-dependent imports from Asian suppliers are affecting margins, especially as regards standard ABS types. LANXESS has one of the leading positions in the ABS business, particularly in Europe, North and South America and India. The business unit possesses particular technological competence with respect to dyed products and specialties. Its main competitors are Chi Mei Corporation, Tainan County, Taiwan, BASF Aktiengesellschaft, Ludwigshafen, Germany (hereinafter referred to as "BASF"), LG Chem, Ltd., Seoul, South Korea, Dow Chemical and GE Advanced Materials (a division of General Electric Company, New York, New York and Fairfield, Connecticut.

Semi-Crystalline Products

The Semi-Crystalline Products business unit supplies the demand for polyamide- and polyester-based engineering plastics. It also markets the starting products for these (caprolactam and adipic acid) and glass fibres. The Company anticipates growth in the business to be above that of the general economy due to, in particular, growth in Asia — above all China — and Europe. The business is characterised by a heavily-fragmented customer base. Companies in the various industries of its customers are also increasingly setting up production in Asia. Opportunities for growth for the plastics marketed by the business unit also arise from the substitution of other materials (e.g., hybrid technology by which plastics are processed together with metals). The Semi-Crystalline Products business unit holds a significant position in Europe. In addition, it also operates in niche markets in North and South America and Asia. Its main competitors are BASF, DuPont, Rhodia, Paris, France (hereinafter referred to as "Rhodia"), UBE and DSM. Together with DuPont, Semi-Crystalline Products has a joint venture for the manufacture of polybutylene terephthalates (PBT) in Hamm-Uentrop.

Fibers

The markets for synthetic elastane fibre (spandex) and polyamide and polyester monofilaments are highly competitive. The elastane fibres segment supplies the greater part of worldwide demand (over 90%, based on sales); the polyamide and polyester monofilaments segments constitute a specialty business. Asian suppliers, in particular, are continually expanding their spandex capacities and individual suppliers are increasingly distributing their products in North and South America and Europe. Growth rates here are significantly above those of the general economy. Asia is by far the largest market and exhibits the highest growth rates. The business unit holds one of the leading positions in Europe and North and South America. In the area of textile fibres, the business unit's main competitors are Invista, Wichita, Kansas, Radici Fil SpA, Casnigo, Italy and Fillattice, Capriate S. Gervasio, Italy, as well as a variety of companies in Asia, such as Hyosung Corporation, Seoul, South Korea, Asahi Kasei Fibers Corporation, Osaka, Japan, Yantai Spandex Stock Co. Ltd., Yantai, the People's Republic of China, Tongkook Corporation, Chung-gu, South Korea, and Taekwang Industries Company Limited, Seoul, South Korea. In the area of monofilament fibres, LANXESS competes with, among others, Teijin Monofilament Limited, Osaka, Japan, Filkemp Industria e Filamentos SA, Mem Martins, Portugal, Hahl Filaments GmbH & Co. KG, Munderkingen, Germany, Monofil-Technik GmbH, Hennef, Germany, Rhodia Technical Fibers, Malmaison, France, Shakespeare Monofilaments and Specialty Polymers, Columbia, South Carolina, SIAT Societa Italiana Applicazione Termoplastici s.r.l., Caronno, Italy and MA.RE. S.p.A., Pilzone d'Iseo, Italy.

Chemical Intermediates

Basic Chemicals

The Basic Chemicals business unit supplies demand for aromatic basic chemicals (chlorobenzenes, nitrotoluenes, chlorotoluenes, cresols and monoisocyanates), benzyl products, polyols, amines and inorganic acids. The basic chemicals business environment is characterised by the limited number of competitors, except in India and the People's Republic of China.

Competition in the area of basic chemicals is increasing as a result of Asian suppliers. At the same time, many customers are relocating their production facilities to Asia. Further consolidation is anticipated in all areas. The Company assumes that existing overcapacities, e.g., in the area of nitrotoluenes, will persist in the next few years. At the same time, the Company anticipates growth in the basic chemicals business to be slightly below that of the general economy. The Basic Chemicals business unit holds one of the leading positions worldwide in most of the product segments.

Due to its broad range of products, the business unit competes with a variety of different companies, depending on the segment in question. The business unit's most important competitors are BASF, Dow Chemical, Jiangsu Yangnong Chemical Group Company Limited, Yangzhou, People's Republic of China, Kureha Chemical Industry Co. Ltd., Tokyo, Japan, Merisol U.S.A. LLC, Houston, Texas, Tessenderlo SA-MV, Brussels, Belgium, Perstorp AB, Perstorp Kristianstad, Sweden, Celanese Ltd., Dallas, Texas, Lonza Group Ltd., Basel, Switzerland (hereinafter referred to as "Lonza"), and DSM.

Fine Chemicals

The Fine Chemicals business unit offers custom manufacturing services, particularly in the field of agrochemicals as well as in the areas of pharmaceutical chemicals and specialties. Fine chemicals are distributed on the global market without any further regional segmentation. As a result of increased in-sourcing by the big pharmaceutical companies and the establishment by competitors of numerous new facilities, there are currently overcapacities with respect to custom manufacturing for pharmaceuticals. At the same time, Asian suppliers are increasingly establishing themselves as suppliers of starting products. There is significant pressure on prices. Consolidation in the market is continuing as a result of increasing competition. Developments in the fine chemicals business have been very volatile in recent years. A focal point of the Fine Chemicals business unit's operations is in the area of complex chemical syntheses. In the area of custom manufacturing (e.g., as regards agrochemicals), the business unit is one of the leading companies worldwide. Its main competitors are DSM, Lonza, Degussa AG, Dusseldorf, Germany and Rhodia.

Inorganic Pigments

The Inorganic Pigments business unit operates in the synthetic iron oxide pigments and chromium oxide pigments market sectors. Synthetic iron oxides comprise approximately one third of the world's volume of inorganic colour pigments (chromium oxide pigments comprise less than 5%). Natural iron oxides and carbon blacks account for the remaining volume. In keeping with the current trend towards cleanroom applications, LANXESS also distributes granulated and compacted iron oxides. Business is growing at a steady rate slightly below that of the general economy. The Company estimates that approximately 40% of iron oxide pigments are currently being manufactured in China and marketed to some extent at very low prices. The segment is characterised by a number of Chinese manufacturers and dealers who can readily supply the construction industry with lower-quality products. Despite overcapacities at Chinese manufacturers, there were still supply shortages in 2004 due to problems with the supply of raw materials (scrap) and energy. Anticipated consolidation of competitors is intensifying competitive pressure. A sizeable share of the market is in the hands of just a few companies. The Company anticipates that, in future, the demand for iron oxide pigments will be met by European and Chinese companies. Some competitors are beginning to relocate their production capacities to China. The Inorganic Pigments business unit was able to reclaim a share of the market in 2004 and, with its broad product range, is currently one of the leading companies in the fields of iron oxide and chromium oxide pigments.

The business unit's main competitors in the iron oxide pigments segment are Elementis plc, Staines, Great Britain ("Elementis"), Rockwood Specialities Group, Inc., Delaware and Princeton, New Jersey, and a variety of Chinese producers, e.g., Hunan Three-Rings Corp. Ltd., Shaoyang, People's Republic of China, and Deqing Huayuan Pigment Co. Ltd. of Shenghua Group, Zhejiang, People's Republic of China. In the chromium oxide pigments segment, the main competitors are Elementis, Nikon Denka, Japan, and suppliers from Russia, Kazakhstan and the People's Republic of China.

Performance Chemicals

Material Protection Products

The Material Protection Products business unit operates in the area of biocidal active ingredients and formulations as well as material protection products for industrial preservatives, disinfectants and personal care, for wood protection and anti-fouling, as well as in the area of cold sterilisation for specialty beverages. In the area of biocides and material protection products, moderate growth in line with that of the general economy is anticipated. The largest market for biocides and material protection products is in North America, followed by Europe and Asia. The number of suppliers in this area is currently growing as a result of the influx of new Asian producers. The increasing statutory regulation of biocides and material protection products, particularly in Europe, also poses a barrier to entry into the market, which could lead to a strengthening of the position of the major market players. The business unit holds one of the leading positions among the European suppliers. Its sales in the last three years have increased substantially as a result of internal and external growth.

The primary competitors of the business unit are Arch Chemicals, Inc., Norwalk, Connecticut, Dow Chemical, Lonza, Rohm and Haas Company, Philadelphia, Pennsylvania (hereinafter referred to as "Rohm & Haas"), and Thor GmbH, Speyer, Germany.

Functional Chemicals

The Functional Chemicals business unit operates primarily in niche markets for plastics additives, water and specialty chemicals, colorants and flame retardants. The individual segments exhibit very heterogeneous structures and growth in line with that of the general economy. With respect to water and specialty chemicals, the trend towards consolidation continues. With respect to flame retardants, there is a broader trend away from brominated flame retardants towards more environmentally-friendly halogen-free phosphorus-based flame retardants, which are one of the focal points of the Functional Chemicals business unit. Larger manufacturers are particularly profiting from this trend because of the high technological and structural requirements involved in the development of new flame retardants. The Functional Chemicals business unit holds one of the leading market positions in the sub-markets for auxiliaries for water conditioning and phosphorus-based flame retardants. Its primary competitors are BASF, Crompton Corporation, Delaware and Middlebury, Connecticut (hereinafter referred to as "Crompton"), Great Lakes Chemical Corporation, Delaware and Indianapolis, Indiana, Ciba Specialty Chemicals Holding Inc., Basel, Switzerland (hereinafter referred to as "Ciba Specialty Chemicals"), Clariant International Ltd., Muttenz, Switzerland (hereinafter referred to as "Clariant"), Sun Chemical Group B.V., Weesp, Netherlands, Akzo Nobel N.V., Arnheim, the Netherlands, Ferro Corp., Cleveland, Ohio, FMC Corp., Philadelphia, Pennsylvania, and Lonza.

Leather

LANXESS' Leather business unit operates in the leather chemicals business, particularly in the market sectors for inorganic and synthetic tanning agents, preservatives and fat liquoring agents, dyes and tanning and finishing auxiliaries. The largest markets for leather chemicals are in Asia, particularly in China. The Company anticipates that the automobile industry, in particular, will provide the impetus for positive growth. The Leather business unit has given LANXESS one of the leading positions in the global market for leather chemicals. Its main competitors are BASF, Clariant, TFL Holding GmbH, Weil am Rhein, Germany, and Stahl Holland B.V., Waalwijk, the Netherlands.

Textile Processing Chemicals

The textile and textile processing chemicals business (chemicals for pre-treatment, dyeing, textile printing and finishing) is heavily fragmented. No one supplier holds a prominent position. There are only a few major suppliers operating worldwide and they offer a portfolio of products covering most aspects of textile processing. The development of the textile and textile processing chemicals market sector is to a large extent determined by and the global textile industry. This industry is growing along with the world's population, however, and increased productivity and substantial pressure on prices are reducing total revenues. The textiles business is very regional in nature because product requirements and trends vary greatly from region to region. Markets that have traditionally been important for textiles, such as Western Europe, Japan and the United States, are saturated and are shrinking. The Textile Processing Chemicals business unit, with its focus on textile pre-treatment, dyeing auxiliaries, finishing and textile printing, is one of the few major suppliers operating internationally. Its portfolio comprises products that essentially exhibit growth rates below that of the general economy. Compared with other companies worldwide, the business unit's production complies with strict environmental standards. With respect to ink jet printing of carpets, the Company believes it holds one of the leading positions in the market. The business unit's main competitors are BASF, Clariant, Ciba Specialty Chemicals, CHT R. Beitlich GmbH, Tübingen, Germany and Cognis Deutschland GmbH & Co. KG, Düsseldorf, Germany.

Paper

The Paper business unit operates in the field of chemical additives for the paper industry (particularly fluorescent whitening agents (FWAs), processing and functional chemicals as well as dyes). The Company anticipates growth of the business with additives for the paper industry to be in line with that of the general economy. The business is characterised by significant pressure on prices due, in particular, to heavy competition, also with respect to technical add-on services, as well as the emergence of new suppliers, particularly in Asia. Current overcapacities will contribute to further consolidation of the market. In the FWA and liquid dye fields, the business unit holds major positions. The business unit's main competitors are BASF, Nalco Holdings LLC, Delaware and Naperville, Illinois, Kemira Oyj, Helsinki, Finland, Ciba Specialty Chemicals, Clariant, Hercules Incorporated, Wilmington, Delaware, and EKA Chemicals AB, Bohus, Sweden.

RheinChemie

The business in the area of formulations and specialty chemicals for improving material characteristics is characterised by a customer base made up of mostly small to medium-sized companies from the rubber, plastics, polyurethane and lubricant industries. As regards suppliers in the important polymer-based chemicals segment, only smaller companies operate on a worldwide basis. The technical demands of customers, particularly those in Asia, Central and Eastern Europe and Brazil, are increasing. At the same time, a growing number of customers are reducing their capacities for application technology for cost reasons. In the Company's estimation, this will result in further potential for growth for suppliers who manufacture products primarily according to customer specifications.

As a supplier of formulations and specialty chemicals for improving material characteristics, the RheinChemie business unit is focused on small and medium-sized companies. In certain areas, for example in its role as partner to the lubricant industry, RheinChemie also sees itself as a leading supplier of other customers. RheinChemie is particularly strong in the business for polymer dispersion agents for the rubber industry and hydrolysis protection agents for plastics and polyurethanes. Its main competitors are Lubrizol Corporation, Wickliffe, Ohio, Raschig GmbH, Ludwigshafen, Germany, Schill+Seilacher Aktiengesellschaft, Böblingen, Germany, Air Products and Chemicals, Inc., Delaware and Allentown, Pennsylvania, and MLPC International, Rion de Landes, France (subsidiary of Atofina, Paris, France).

Rubber Chemicals

The supply of rubber chemicals worldwide is concentrated in a small number of suppliers. The largest producers are Flexsys N.V., St-Sevens-Woluwe, Belgium (hereinafter referred to as "Flexsys"), LANXESS and Crompton.

The rubber chemicals business is heavily dependent on the rubber processing industry. In particular, the pressure on prices exerted by the automobile industry on its suppliers is also noticeable with respect to rubber chemicals. As a result of the recent significant increase in raw material prices, margin pressure has increased even more markedly. The Company anticipates that new opportunities will arise as a result of innovation and new fields of application. The Rubber Chemicals business unit is one of the world's leading companies in the rubber chemicals field.

Ion Exchange Resins

The Ion Exchange Resins business unit operates in the areas of ion exchange resins, adsorbers and functional polymers for the treatment of water and other liquids. As these products largely represent capital assets, the business is characterised by clear development cycles. At the same time, it exhibits a very heterogeneous customer base. It is already possible today to substitute reverse osmosis technology for ion exchange resins in the construction of water treatment plants. The Company assumes that this will not significantly affect the business unit's sales in the short to medium term. The business unit's main competitors are Dow Chemical, Purolite International Limited, Pontyclun, Great Britain, Mitsubishi Chemical Corporation, Tokyo, Japan, as well as Rohm & Haas.

Product Portfolio

The product portfolio of the LANXESS Group primarily comprises established and thus more mature products from the polymers and basic, specialty and fine chemicals fields. However, LANXESS also manufactures and markets less mature products with high innovative potential, such as for high temperature-resistant applications in engine construction (structural components, oil modules and oil pans, etc.).

The significant polymers activities of the LANXESS Group are combined in the Performance Rubber and Engineering Plastics segments. The polymers and polymer additives of the Performance Chemicals segment's Functional Chemicals, RheinChemie, Rubber Chemicals and Ion Exchange Resins business units supplement the Group's overall competence with respect to polymers. In addition, the Performance Chemicals segment's business units produce and distribute, in particular, finishing agents and additives for the leather, textile and paper industries, as well as material protection products. The Chemical Intermediates segment encompasses activities in the fields of basic and fine chemicals, which are used as intermediates in a number of fields of application, and inorganic pigments, which are used to colour, for example, concrete components and coatings.

Performance Rubber

Butyl Rubber

The Butyl Rubber business unit produces high-quality rubber products for the tyre and rubber industries. Butyl rubber is impermeable to air. The Butyl Rubber business unit builds on this characteristic, producing and marketing butyl rubber, bromobutyl rubber and chlorobutyl rubber. Bromobutyl and chlorobutyl rubbers are used in tubeless tyres for cars, trucks and aircraft. Special applications include pharmaceutical packaging and protective apparel. Butyl rubbers are found, for example, in bicycle inner tubes, truck inner tubes and balls. An interesting niche application continues to be the chewing gum market.

Polybutadiene Rubber

The Polybutadiene Rubber business unit supplies the general-purpose rubber grades PBR (polybutadiene rubber) and S-SBR (solution-styrene-butadiene-rubber). The various synthetic rubbers are sold under the brand name Buna™ CB/Buna™ VSL (not registered in the United States) and Taktene®, and are primarily used in tyre components and plastics modification (HIPS/ high impact polystyrene). They are also used in technical rubber goods, electronics and golf balls. In addition to neodymium and cobalt-catalysed grades, the portfolio of products also includes polybutadiene manufactured by lithium catalysis.

Technical Rubber Products

The Technical Rubber Products business unit is one of the major suppliers of specialty elastomers for the worldwide rubber processing industry. The business unit's products are processed primarily into technical rubber goods outside the tyre industry, and are also used as modifiers for plastics and adhesive raw materials. In this regard, abrasion and heat resistance play an especially important role, as does resistance to aggressive environmental influences.

The business unit's key products are polychloroprene solid rubber and Latex (CR / Baypren®), ethylene-propylene-diene-rubber (EPDM / Buna™ (not registered in the United States) EP), nitrile rubber (NBR / Krynac®, Baymod® N, Perbunan®), hydrogenated nitrile rubber (HNBR / Therban®), emulsion-ethylene-vinyl acetate rubber (EVM/Levapren®, Levamelt®, Baymod® L) and styrene-butadiene-rubbers (E-SBR/Krylene®, Krynol™). The business unit's broad range of products is tailored to, among other things, applications in the automobile, construction, electronics and construction engineering industries, as well as industrial plants, oil exploration, aviation, household goods and footwear.

Engineering Plastics

Styrenic Resins

The Styrenic Resins business unit is a supplier of ABS, SAN and ABS+PA plastics operating at the global level. The most important products of this business unit include the ABS brands Novodur®, Lustran® ABS and Absolac™ with applications focusing on the areas of household goods, automobiles, electronics and medical engineering. The SAN-grades Lustran® SAN and Absolan™ are, for example, used in battery casings, lighters and cosmetic packaging. Activities in the area of ABS+PA-blends are consolidated under the name Triax® and are opening up new fields of application particularly in automotive engineering and for the electrical and electronics industries. ASA and AES polymers are marketed in the United States under the brand Centrex®, specifically in the area of weatherproof outdoor applications such as mobile homes and whirlpools.

Semi-Crystalline Products

The high-quality plastics Durethan® (based on polyamide 6 and polyamide 6.6) and Pocan® (basis polybutylene terephthalates) as well as the starting products for these plastics (caprolactam and adipic acid) and glass fibres comprise the Semi-Crystalline Products business unit's future-oriented product portfolio. Durethan® and Pocan® are marketed both in a non-reinforced state and as compounds (in some cases reinforced with glass fibres). The most important applications of these products are in the automobile industry, the electronics and electrical engineering industries and the packaging industry. In hybrid technology, for example, the plastics are processed with metals to produce high-strength components, which maintain their shape even when exposed to heat.

Fibers

The Fibers business unit produces and markets high-quality brand-name fibres for nearly all textile industries, and offers polyamide-based and polyester-based monofilaments for technical applications. The business unit's most important products include the elastane fibre Dorlastan® for the clothing industry, sanitary goods and industrial fabrics, as well as polyamide monofilaments such as Perlon®, Atlas® and Bayco® for use in paper machines, fishing lines and the manufacture of cables and ropes. Technical fibre specialties (monofilaments) are subject to different market trends than are elastane fibres (spandex). For this reason, the Company is currently planning the transfer of the monofilaments business into a separate LANXESS company.

Chemical Intermediates

Basic Chemicals

The Basic Chemicals business unit is a major manufacturer of high-quality industrial chemicals. Noteworthy among its broad range of products are the products of the aromatics network (chlorobenzenes, chlorotoluenes, nitrotoluenes, cresols, toluidines and monoisocyanates). The business unit also produces amines, amino alcohols, benzyl products, hydrofluoric and sulphuric acids, thio products such as thionylchloride and sulfurylchloride, fluoride compounds, oxidation products such as phthalic anhydride and maleicanhydride and polyols such as trimethylolpropane and hexandiol. The basis for the aromatics production is a network of production facilities for chlorination, nitration, hydrogenation, phosgenation and isomer separation which enables the business unit to offer a broad range of products.

Fine Chemicals

The Fine Chemicals business unit offers syntheses for fine chemicals in the area of custom manufacturing. The business unit produces and markets numerous starting products and intermediates for crop protection agents and active ingredients for pharmaceuticals as well as other high-quality fine chemicals (e.g., vitamin precursors, starting products for cosmetics and the electronics industry, and photo chemicals).

Inorganic Pigments

The Inorganic Pigments business unit is a global manufacturer of iron oxide pigments and chromium oxide pigments, and has a broad range of products. The preferred areas of application include the colouring of construction materials (e.g., of concrete and roof tiles), surface coatings, plastics and numerous specialty applications. The business unit's most important products include the iron oxide pigments Bayferrox®, Bayoxide®, Bayscape®, Colortherm® and chromium oxide pigments (e.g. Chromoxid GN).

Material Protection Products

The Material Protection Products business unit offers a broad range of biocidal active ingredients and material protection agents for applications in the areas of industrial preservatives, disinfection, personal care, wood protection and anti-fouling, as well as in the area of cold sterilisation of specialty beverages.

The most important product line is the Preventol® range. The bactericides, fungicides, insecticides and corrosion inhibitors produced by the business unit are used in wood preservation, as industrial, hospital and household disinfectants and in animal hygiene. Other brand name products are Solbrol™ (preservatives for cosmetics), Velcorin® (cold sterilisation for beverages containing fruit juice) as well as Tektamer®, Metasol® and Biochek®.

Functional Chemicals

The Functional Chemicals business unit has an extensive range of plastics additives (including plasticisers, blowing agents and emulsifiers), phosphorus and specialty chemicals (flame retardants, water chemicals, synthesis chemicals), and organic and inorganic colorants, *i.e.*, dyestuffs and pigments (for colouring plastics and surface coatings in ink jet printing, but also for specialty pigmentation, e.g., of crop protection agents). Other important fields of application for the products are in the areas of polymers processing, office communication equipment, optical data storage and water treatment, and flame retardants for plastics and polyurethanes or as synthesis chemicals.

Among the business unit's most important products are Baypure®(water conditioning, washing powder and surface cleansers), hydrazine hydrate (for the synthesis of pharmaceutical preparations and crop protection agents) and Levoxin™ (used for corrosion control in closed steam generation and heating systems), Disflamoll®, Bayfomox®, Levagard™ (flame retardants), phosphorus chloride (preliminary stage, e.g., for organicphosphoric esters/flame retardants), Macrolex®, Bayplast® (organic pigments for plastics), Mesamoll®, Adimoll®, Ultramoll®, Unimoll®, Triacetin (specialty plasticisers for polymers processing), Bayhibit® (stone and corrosion inhibitor for the treatment of water and for industrial cleansers) as well as Levanyl™ and Solfort™ (dyes).

Leather

The Leather business unit is one of the major providers of system solutions for the leather industry. It develops, produces and markets a number of products for leather manufacturing, including inorganic and synthetic tanning agents, preservatives and fat liquoring agents, dyes and tanning and finishing auxiliaries for the shoe, furniture, automobile and clothing industries and also provides on-site application technology support.

The business unit's products include tanning auxiliaries (Baymol®, Cismollan™, Preventol, Baykanol® and Xeroderm®), mineral tanning and re-tanning agents (Baychrom®, Blancorol™, Chromosal®), synthetic/organic tanning and re-tanning agents (Baykanol®, Levotan®, Tanigan®, Retingan®), dyes (Aciderm®, Baygenal®, Levaderm®, Euderm®, Bayderm®, Baycolor™, Eukanol™), PU dispersions (Bayderm®, Aquaderm™, Hydrholac™), finishing auxiliaries (Baysin™, Euderm®, Eusin®, Persiderm™), solvent-based top coats (Isoderm®) and special processes (Baygen™, Levacast™).

Collaborations with Rohm & Haas with its brands Leukotan®, Primal®, Lubritan™ and Acrysol™ (e.g., as polyacrylics for the wet end as well as finishing) and Seta S/A, Taquari, Brazil with its brand Seta™ as a vegetable tanning agent serve to extend the range of products offered by the business unit.

Textile Processing Chemicals

The Textile Processing Chemicals business unit is an important supplier in the field of textiles and textile processing chemicals. The business unit's primary focus is on the area of textile pre-treatment, dyeing auxiliaries, finishing and textile printing. In addition to standard products, the business unit offers, particularly in Europe and North America, a number of specialty products for sophisticated applications, such as flame-retardant textiles or in carpet printing. The business unit offers brand-name products that include Diadavin®, Tanaterge®, Baylase®, Baysolex®, Erkantol®, Levapon®, Plexene™ and Tannex® in the area of pre-treatment, and Astragal®, Avolan®, Levegal®, Levogen®, Lubit®, Tanasperse™, Tanapal®, Tanadel™ and Tanede™ in the area of dyeing auxiliaries. Brand-name products used in finishing and textile printing are, among others, Baygard®, Baypret®, Persoftal®, Eulan™, Synthappret®, Acraconz™/Acraconc™, Acramin®, Acrafix®, Tanaprint®, Nofome™ and Cellolube™.

Paper

The Paper business unit develops, produces and markets a comprehensive range of products for the paper industry. Products include primarily liquid dyes for colouring paper, cardboard (packaging material) and specialty papers (Levacell®/Pontamine®, Astra™/Verona™ Basic), organic pigments (Halopont™, Ponolith®), a broad range of fluorescent whitening agents (Blankophor®), process chemicals such as retention aids, fixation agents (Retaminol®, Levogen®), functional chemicals such as sizes and wet strength agents (Baysize®, Baystrength™, Nadavin™, Parez®) and products for the manufacture of micro capsules for carbonless copying paper (Baymicron®).

RheinChemie

The RheinChemie business unit is a cross-industry manufacturer of custom-made formulations and specialty chemicals for the rubber, lubricant, polyurethane and plastics industries, as well as pigment pastes and coatings.

Important products of the business unit include additives for the rubber industry (Rhenogran®, Rhenoslab®, Aktiplast®, Aflux®, Rhenosin®, Rhenopren®, Urepan™, Rhenoblend®, Rhenodiv®, Rhenofit®, Rhenocure®, Antilux®), additives for the lubricant industry (Additin™), additives for the polyurethane and plastics industry (RC-PUR®, Stabaxol®) as well as colour pastes, coatings and pigment preparations (Isopur™/Bayflex™, Isothan™, Moltopren™).

Rubber Chemicals

The Rubber Chemicals business unit is a global manufacturer and supplier of rubber chemicals. Rubber chemicals enable and facilitate the mixing and processing of elastomers, blends or their rubber compounds, and help to achieve certain characteristics of the elastomers or finished rubber or latex products, e.g., through vulcanisation, and protect an end product against undesirable alteration of its physical properties or degradation, e.g., oxidation, under its conditions of use.

The business unit's most important products include antioxidants (Vulkanox®, Vulkazon®), accelerators (Vulkacit®, NaMBT) and specialty chemicals (Vulkalent®, Zinkoxyd Aktiv™, Cohedur®, Vulcuren®, Emulvin®W, Vulkasil®, Renacit®, Vulkanol™, Coagulant WS, Colloidal Sulphur acid 95, Zinc Oxide Transparent). The products are used particularly in the tyre industry and by manufacturers of technical rubber goods.

Ion Exchange Resins

The Ion Exchange Resins business unit is one of the world's major providers of ion exchange resins, adsorbers and functional polymers which are used, in particular, for the treatment of water and purification of glucose and starch solutions, as chemical catalysts and for the treatment of chemical process streams. The products are sold worldwide under the brand names Lewatit® and Ionac®.

Raw Materials, Suppliers and Service Partners

By far the most important petrochemical materials for the LANXESS Group's production activities are 1, 3-butadiene and styrene. Other important petrochemical raw materials include acrylonitrile, benzene, C4-raffinate 1, isobutylene and toluene. In addition, the basic chemicals ammonia, aniline, chlorine and sodium hydroxide are of major importance. The raw materials are obtained from a large number of different companies, to some extent in the context of long-term agreements. Chlorine and sodium hydroxide are supplied by Bayer Group companies to the sites in the Lower Rhine region (Leverkusen, Dormagen and Uerdingen) (see also "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*"). For fiscal year 2004, the company estimates that the ten most important raw materials accounted for a total purchasing volume of approximately €1.2 billion. This represents approximately 50% of the LANXESS Group's total raw material expenses.

The prices of petrochemical raw materials are exposed to strong cyclical volatility that is dependent on, among other things, crude oil prices. This also applies to the prices of inorganic chemicals which, in the case of chlorine and sodium hydroxide, are dependent on, among other things, electricity prices and, for example in the case of ammonia and formaldehyde, on natural gas prices (see also "*Risk Factors — Risks relating to the Business of LANXESS*").

LANXESS procures its most important raw materials through its own centrally-managed global procurement organisation in close coordination with the business units.

In 2004, the principal suppliers of petrochemical raw materials were BP p.l.c., London, Great Britain, Shell (a joint venture between Royal Dutch Petroleum Company, The Hague, Netherlands, and The Shell Transport and Trading Company p.l.c., London, Great Britain), BASF, Chevron Phillips Chemical Company LLC, The Woodlands, Texas, Huntsman LLC, Salt Lake City, Utah, Repsol YPF, Madrid, Spain, Exxon, Dow Chemical, Nova Chemicals Corporation, Calgary (Alberta), Canada, and the Bayer Group. At the same time, LANXESS obtains base chemicals from BASF and the Bayer Group. The Company estimates that approximately 14% of the LANXESS Group's raw materials requirements in 2004 were met through the Bayer Group.

In Germany, LANXESS obtains services to a large extent from the service companies of the Bayer Group, namely Bayer Business Services GmbH ("BBS"), Bayer Technology Services GmbH ("BTS") and Bayer Industry Services GmbH & Co. OHG ("BIS"), in which LANXESS GmbH holds a 40% interest, and their subsidiaries. BIS' infrastructure services, such as energy, waste disposal and logistics services, are largely provided locally in the chemical park sites, while the services of BBS (economic management, administrative and IT services) and BTS (engineering and process technology) are also provided outside Germany. LANXESS is contractually obliged to obtain a range of services from BIS, BBS and BTS. Apart from these obligations, LANXESS is generally free to obtain services from other companies. Moreover, foreign companies of the LANXESS Group also utilise the services of the local Bayer companies, in particular, plant services and IT services.

In addition to the services of the Bayer service companies, LANXESS also obtains services from other Bayer companies. These services include, for example, infrastructure services of the Bayer MaterialScience subgroup at the co-production plants in Antwerp, Belgium, Tarragona, Spain and Map Ta Phut, Thailand. Furthermore, LANXESS utilises to a lesser extent the services of other service partners, for example, the PC support provided by Borsu Computer GmbH, Dusseldorf, Germany, and by Siemens Aktiengesellschaft, Berlin and Munich, Germany, at the Leverkusen site, and the procurement of energy services from TransAlta Corporation, Calgary, Alberta, Canada at the Sarnia site in Ontario, Canada, and Sabine Corporation, Dallas, Texas at the Orange, Texas site in the United States.

Production and Logistics

LANXESS is one of the major manufacturers of chemical and polymer products in Europe. At its production plants, it can manufacture both the smallest quantities of products on the basis of tailored customer syntheses as well as several thousand tonnes of basic, specialty and fine chemicals and polymers.

In organisational terms, the Group's production operations are allocated to individual business units. The most important production sites are located in Leverkusen, Dormagen and Uerdingen in Germany, Antwerp in Belgium, Bushy Park and Addyston in the United States, Sarnia in Canada, and Wuxi in China. LANXESS also has additional production sites in Argentina, Australia, Belgium, Brazil, Canada, China, France, Germany, Great Britain, India, Italy, Japan, Mexico, the Netherlands, South Africa, Spain, Thailand and the United States.

The production sites in Leverkusen, Dormagen, Uerdingen, Brunsbüttel, Bitterfeld, Marl and Bushy Park are operated as so-called "chemical park" sites. The site-related services for the LANXESS operations in those locations are provided by the respective chemical park site operators (Leverkusen, Dormagen, Uerdingen and Brunsbüttel: Bayer Industry Services GmbH & Co. OHG; Bitterfeld: a company of the Bayer Group; Marl: Infracor GmbH; Bushy Park: a company of the LANXESS Group).

The Leverkusen site includes production operations for the Performance Chemicals, Chemical Intermediates and Performance Rubber segments. As part of a network of various production operations of the Basic Chemicals business unit at the Leverkusen site (the so-called "aromatics network"), a broad range of aromatic intermediates is manufactured from aromatic starting products, in particular through chlorination, nitration, hydrogenation and isomer separation (crystallisation and distillation). These include, in particular, chlorobenzenes, chlorotoluenes, cresols, nitrotoluenes and amines.

The Uerdingen site includes, amongst other things, a production network of the Inorganic Pigments business unit for the manufacture of pigments based of iron oxide and chromium oxide bases which are used principally in the construction industry for colouring building materials. Moreover, inorganic pigments for dyeing surface coatings, for colouring plastics and for toner colour pastes, as well as polyols, oxidation products and benzyle products are manufactured for the Basic Chemicals business unit. The high quality plastics Durethan® and Pocan® are produced for the Semi-Crystalline Products business unit.

Dormagen includes, among other operations, a production network of the Styrenic Resins business unit where the ABS plastics Lustran® and Novodur® are manufactured.

The production site in Antwerp, Belgium, is located in the middle of the Antwerp Harbour chemical complex and is characterised by its excellent infrastructure. Several operations of the Semi-Crystalline Products business unit which form a production network are located here. Starting with organic and inorganic raw materials, the intermediates caprolactam and glass fibres are produced for the manufacture of semi-crystalline thermoplastics such as Durethan® and Pocan®. Moreover, production facilities of the Rubber Chemicals business unit for the manufacture of additives for the rubber industry and the Butyl Rubber business unit are located at the Antwerp site.

Production facilities for the Engineering Plastics and Performance Chemical segments are located at the Bushy Park site in Charleston, South Carolina. Operations for the manufacture of plastic fibres such as Dorlastan® and chemicals for the rubber and paper industry are located here.

Production facilities for the Engineering Plastics segment are located at the Addyston, Ohio site. The ABS plastics manufactured there are also used in the automobile industry.

The Wuxi production site is located in an industrial population centre in the south east of the People's Republic of China and, in addition to the production sites in Quingdao and Shanghai (also in the People's Republic of China), is of strategic importance to LANXESS. Following the development of the site in 1995, production capacity was gradually expanded. Currently, leather chemicals of the Leather business unit are manufactured at the site. In addition, textile processing chemicals of the Textile Processing Chemicals business unit are manufactured in Wuxi for various types of processes in the textile industry, such as pre-treatment, dyeing auxiliaries and textile printing.

The production site in Sarnia, Ontario, Canada, is assigned to the Performance Rubber segment. Rubber products for the tyre and rubber industry are manufactured in the production operations of the Butyl Rubber and Technical Rubber Products business units.

The majority of LANXESS' operations use hazardous substances during production, involve work with such substances or manufacture them. The safety of procedures and facilities, and hence the safety of humans and the environment, constitutes an important objective for LANXESS. LANXESS uses various methods and programmes to ensure safe operation of facilities.

LANXESS approaches both its safety inspections of industrial sites and ensuring of the safe operation of new facilities in a systematic manner. The approach is set forth in guidelines. The status of safety inspections is recorded and updated. Moreover, regular training sessions are conducted.

In all of its plants, LANXESS has taken technical and organisational precautions to minimise the effects of possible incidents causing damage. The relevant precautions are specified in emergency response plans which are constantly updated.

LANXESS focusses its manufacturing processes around safety, quality, profitability and environmental protection. Therefore, LANXESS has set up an integrated management system for most sites which meets the requirements of ISO 9001:2000 and ISO 14001. Central quality management is responsible for setting up and maintaining the management system, the performance status of which is reviewed by means of regular internal and external audits.

In order to ensure product quality, the respective plants inspect the materials and additives prior to their use to check their identity and/or specification requirements. In order to achieve a high level of process safety and keep reject levels to a minimum, the plants maintain their production facilities in accordance with stipulated maintenance and servicing plan, and regularly train their employees. The production plants identify quality-relevant process parameters and monitor them during production.

For the products manufactured by LANXESS and destined for sale, internal specifications or written specifications prescribed by customers generally exist. Such specifications stipulate the respective quality features and, where applicable, application features.

The customers of the LANXESS Group place their orders through 36 domestic and foreign LANXESS companies, through 37 distribution agencies of the Bayer Group, as well as through several hundred independent distribution partners (independent distributors and sales agents). A number of customers also avail themselves of the opportunity to place orders via an Internet portal for chemical products ("ELEMICA") — a so-called "B2B" solution — or a LANXESS-specific Internet tool ("LanxessONE").

Newly-produced goods are either converted during production or retained in tanks for filling into road and rail tankers, railway boiler cars or ships. The Company's own storage facilities as well as external storage facilities are used for intermediate storage. Goods are delivered to customers from distribution warehouses, customers' consignment warehouses or centrally from factory warehouses. Due to the wide range of products manufactured in Europe, European customers are supplied principally from the European LANXESS sites. As a rule, customers in other regions — to the extent possible — are also supplied from regional production sites. The SAP R/3 computer system is used to support logistical handling of orders for customers to be supplied from the European and most of the U.S. sites, while orders in other regions are processed using local standard systems.

Export and import activities necessary for international goods transactions are handled by regionally-centralised organisational units (so-called "Order Process Centers"). This applies both to the direct supply of customers — including the associated credit operations — and to the supply of the LANXESS Group's storage facilities. The Order Process Centers also assume responsibility for procuring transport services provided by shipping companies operating both regionally and globally. Deliveries to consignment warehouses are coordinated exclusively by the Order Process Center in Europe. Other goods-related services, such as the filling or storage of products, are managed centrally by LANXESS GmbH in the German Lower Rhine plants.

The regional Order Process Centers of the LANXESS Group are located in Cologne, Germany and Pittsburgh, U.S.A. In addition, Order Process Centers are currently being set up in Sao Paulo, Brazil, Mexico City, Mexico, Hong Kong, Singapore, and Tokyo, Japan. The duties of these units will also include inventory management for local storage facilities and supply processing for local business.

LANXESS also centrally monitors from Germany the Group's worldwide receivables arising from goods and services supplied to customers (receivables management). Nevertheless, customer-related activities relating to the determination of payment terms, notice procedures and determination of customer credit limits are carried out by the local LANXESS companies or business units.

Customers, Marketing and Distribution

LANXESS distributes its products globally to several thousand customers in more than 140 countries. As a rule, these customers include the leading companies in their respective industries. The LANXESS Group's customer base is spread broadly: In 2003, the Company generated less than 20% of its sales through its ten most important customers. In 2003, sales generated by companies belonging to the Bayer Group constituted less than 10% of total sales. Customers of the LANXESS Group operate especially in the chemicals and polymers, automobiles and transport, tyres, construction, electrical engineering and electronics, and life sciences industries. In addition, LANXESS companies supply enterprises in the leather, paper and textile industries and are active in niche markets such as the market for halogen-free flame retardants and cold sterilisation for beverages. The business units of the LANXESS Group and a large proportion of its customers — particularly in Europe and North and South America — can look back on many years of joint business relations which form the basis for today's solid customer loyalty.

The LANXESS Group's activities in marketing and distribution are generally managed independently by the respective business units using their own sales organisations. This facilitates a high level of customer proximity and individual marketing strategies, which are reviewed using customer satisfaction surveys and customer wish enquiries, among others. Depending on customer needs and purchaser structures, customers are serviced globally on a centralised basis by Key Account Managers (e.g., Technical Rubber Products) or (especially in case of a large number of local customers) by regionally independent business units (e.g., Styrenic Resins). In countries where certain business units generate only minor sales revenue, local distribution organisations are generally not created for these business units and several business units are jointly represented by joint sales representatives or external dealers. In market sectors in which LANXESS provides additional services in the form of technical application support (e.g., in the Textile and Leather segments), application technicians provide on-site support to local distribution employees from regional or global technical centres. In specific areas, a worldwide network of technical service laboratories is available for the support of application technicians (e.g., Material Protection Products). At present, LANXESS is not participating in any major electronic auction procedures for customer orders. The possibility, however, that LANXESS will take part in such procedures in future cannot be excluded.

In countries in which LANXESS is not represented through a foreign affiliate, LANXESS also relies on the sales organisation of the Bayer Group. In this respect, local distribution is primarily handled by Bayer Group companies on the basis of agency agreements offering the option of independent distributorship. This distribution structure is currently used primarily in the countries or regions of Northern Europe (Sweden, Finland, Denmark, Norway and the Baltic States), Central and Eastern Europe (Poland, the Czech Republic, Slovakia and Hungary), Russia and the other CIS states, as well as Korea and Taiwan in Asia. The establishment of LANXESS' own distribution structures in certain regions is currently under review. The Company expects that the corresponding sales will be approximately €0.7 billion in 2005 (see also "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*").

In addition, LANXESS distributes its products via several hundred independent distribution partners (independent distributors and sales agents) worldwide which are integrated into the networks of the business units. In particular those customers only purchasing small quantities of products are serviced in cooperation with local or regional distribution partners.

Product-related marketing activities by the LANXESS Group are generally independently managed by the business units. In this respect, central offices cooperate with the respective business units in selecting new product names in order to achieve Group-wide agreement. In future, LANXESS plans to provide particularly important products using word-picture marks. A link to the name "LANXESS" is to be established by means of an "X" supersign with a red bar. LANXESS is currently conducting a centrally-planned global campaign to establish the name "LANXESS". LANXESS' marketing activities also include participation in the key global industry trade fairs and application-specific regional trade fairs.

Capital Expenditures

LANXESS bases the scope of its capital expenditures on its current cash budget. The funds are allocated to the business units in accordance with strategic requirements. In this respect, the Company takes into account both the need for so-called "basic capital expenditures" and for so-called "growth investments". The basic capital expenditures serve to maintain business operations and comprise the following types of expenditures:

- Expenditures for replacement and maintenance work in order to ensure continued availability of the facilities;
- Expenditures to ensure safety at the production facilities;
- Expenditures to improve quality and efficiency; and
- Expenditures to comply with environmental protection provisions.

In the case of growth investments, the Company takes into account both the return and enhanced value generated by the investments, as well as the establishment and further development of its business activities.

Details about the most important capital expenditures made in the last two fiscal years and about the current and budgeted LANXESS capital expenditures are provided in the section entitled *"Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Capital expenditures"*.

Research and Development

The research and development activities of the LANXESS Group are aimed at further developing the existing product range, developing new areas of application for products and improving product quality by optimising production procedures and reducing production costs.

In organisational terms, the research and development units of the LANXESS Group are allocated to the individual business units. This is intended to ensure that development activities are strictly oriented around the business units' requirements and those of their markets and customers. Thus, for example, business units involving a high proportion of commodities (products with a high level of market maturity), such as Basic Chemicals, concentrate on constantly improving their production facilities and processes (process optimisation). Other business units, such as Material Protection Products, Semi-Crystalline Products and Leather, focus their research and development activities increasingly on optimising their products and their products' quality, as well as developing new products oriented around market requirements and the special needs of customers. Through strict orientation around the requirements of the respective business units, relinquishment of basic research, critical project selection and systematic use of existing development synergies (e.g., by using application technologies that have already been developed for substances with similar structures), LANXESS plans to structure its research and development efficiently and to minimise R & D expenses as a whole.

Globally, LANXESS has research and development units at various locations, with principal sites in Leverkusen, Dormagen, Krefeld-Uerdingen (all Germany) and Sarnia (Canada). Other R & D centres are located in Madurai (India), Woodbridge (U.S.A.) and Ede (the Netherlands).

As at 30 September 2004, LANXESS employed approximately 800 employees in its worldwide research and development units. In fiscal years 2003 and 2002, based on the Combined Financial

Statements, the Group spent approximately €168 million (approximately 2.7% of sales) and €149 million (approximately 2.2% of sales), respectively, on research and development.

In the Performance Rubber segment, the bulk of the research and development activities are performed by the Technical Rubber Products business unit. The research and development activities of this business unit focus on optimising existing products and processes and on the ecological structuring of production processes. In addition, new products and product lines are developed and supported until they are ready for market launch. In this respect, LANXESS cooperates with institutes at various universities. The most recent result of Technical Rubber Products' development activities was the new Therban® AT product line, introduced at the "K 2004" trade fair in October 2004.

The research and development activities of the Engineering Plastics segment focus on the discovery and development of new areas of application for existing products. This applies, in particular, to the thermoplastics Durethan® and Pocan®, and the plastic-metal hybrid technology developed for them. In addition, the research and development units support ongoing business, especially with respect to compound products — for example, by improving the ability to process the products — and work on projects for quality and efficiency optimisation.

In the Chemical Intermediates segment, the R & D activities concentrate largely on the Custom Manufacturing division of the Fine Chemicals business unit. Here, individual manufacturing processes for customer-specific intermediate products are developed as a service, and the relevant products are manufactured. Custom Manufacturing is intended to enable the customer to concentrate on its own core competencies and to reduce development times. In contrast to all other R & D activities conducted by the LANXESS Group, in this case development services thus constitute an integral part of the service provided. The principal customers are pharmaceutical companies, manufacturers of crop protection products and companies that market chemical specialties such as electronic chemicals, aromas and flavourings. Development activities in Customer Manufacturing are currently undertaken in Leverkusen by approximately 190 employees. In addition, new technologies are licensed from external partners, such as the Massachusetts Institute of Technology, U.S.A., or the Max-Planck Institute for Coal Research (Max-Planck Institut für Kohlenforschung), Mülheim, or developed with outside partners, including the Max-Planck Institute for Coal Research, Ludwig-Maximilian University, Munich, and the Swiss College of Technology (Eidgenössische Technische Hochschule), Zurich.

In the Performance Chemicals segment, the focus is on application-related product optimisation. In many markets — such as the textiles and leather markets — product life cycles are short and products are subject to rapid changes, some of which are caused by developments in the fashion industry. In order to be able to react quickly to such market changes, a need for constant and flexible development work exists. For this reason, the development units of the Performance Chemicals segment operate very close to the market, in some cases as part of joint projects with customers.

Patents, Licences and Trademarks

The internationally-oriented industrial property rights strategy of LANXESS is aimed at effective patent protection for its own inventions and effective trademark protection for its own product names. LANXESS places high priority on protecting its own innovations through industrial property rights. In this context, the Company believes that the loss of individual rights or licences will not have a material adverse affect on LANXESS business activities. Monitoring of industrial property rights is centrally managed from Germany, except with regard to industrial property rights registered in the names of United States or Canadian affiliates. These industrial property rights, which are principally attributable to the business managed from the United States or Canada, are administered there independently.

Patents and know-how

The patent rights which are to be transferred as part of the Spin-off at the request of LANXESS and within five years of the Spin-off taking effect cover all of the patents necessary for the LANXESS business activities. In total, these entail approximately 1,800 patent families worldwide, with approximately 8,000 patents or patent applications in all important industrial nations. The patent portfolio is wide-ranging and covers the various business units of the Group. LANXESS acquires patent rights by asserting its rights to employee inventions and submitting them for registration and by licensing third-party patents. In addition to patents, LANXESS possesses confidential know-how.

Certain patents are of particular importance to individual business units:

In the Performance Rubber segment, patents and patent applications are of particular importance, *inter alia*, as regards polybutadiene rubbers, where they are of particular relevance to anionic and Ziegler-Natta-catalysed polybutadiene rubbers (Polybutadiene Rubber). Moreover, patents and patent applications are particularly important with respect to technical rubber products, rubber gels (Technical Rubber Products) and with respect to modified butyl rubber compounds, which can be used for the manufacture of high quality rubber products for the tyre and rubber industry (Butyl Rubber).

For business activities in the Engineering Plastics segment, patents and patent applications used for the manufacture of ABS polymers and finished ABS products (Styrenic Resins) are of particular importance, in addition to patents and patent applications with respect to stabilised metal building components, the processing and treatment of glass fibres as fillers for polymers and with respect to the manufacture of polyamides and polybutylene terephtalate (Semi-Crystalline Products). Fibre-related patents and patent applications are focused on additives and stabilisers for fibre manufacture or application thereof (Fibers).

Important patents and patent applications of business units in the Chemical Intermediates segment principally concern the manufacture of starting and intermediate products for crop protection, active ingredients used in pharmaceuticals and other high quality fine chemicals such as starting products for cosmetics (Fine Chemicals), aromatics chemistry such as the production of aromatic compounds for chlorination and nitration and amino compounds (Basic Chemicals) and inorganic pigments for use in colouring construction materials and technical oxides, such as iron oxide, for use as adsorbers in drinking water and wastewater (Inorganic Pigments).

For the business units of the Performance Chemicals segment, patents and patent applications are particularly important with respect to wood preservation, industrial preservatives and disinfection (Material Protection Products), the manufacture of dichromate (Leather), textile pre-treatment, dyeing auxiliaries and textile finishing (Textile Processing Chemicals) and paper dyes and fluorescent whitening agents, process chemicals and functional chemicals (Paper). Moreover, the patent portfolio includes, among other things, industrial property rights for the production of monodisperser ion exchangers, for the manufacture of special ion exchangers for water purification and their use in power plants, and patents and patent applications with respect to the adsorption of heavy metals from groundwater and drinking water (ion exchange resins). Finally, patents and patent applications with respect to additives for rubber, plastics and lubricating oils (RheinChemie), in the area of specialty chemicals (e.g., for anti-reversion agents), radiation protection agents, and vulcanisation activators (Rubber Chemicals), and with respect to dyes for optical data storage and for plastics (Functional Chemicals) are of particular importance.

Trademarks

The trademark rights, which are to be transferred as part of the Spin-off at the request of LANXESS, cover approximately 300 active trademark families and a total of approximately 8,700 trademark registrations. The trademark portfolio is currently being reviewed to determine those trademarks important for LANXESS' business activities. In future, the Group will, in general, register new marks in all countries, in which significant sales of the relevant product are expected. The business name "LANXESS" and numerous product markings are trademark protected. Based on the Group's four segments, the following trademarks are of particular importance to LANXESS:

For the Performance Rubber segment, the trademarks Buna™ (not registered in the United States) and Taktene® (Polybutadiene Rubber), Perbunan®, Therban® and Levapren® (Technical Rubber Products) are particularly noteworthy. The trademark Buna™ is subject to an agreement with Buna Dow Leuna Olefinverbund GmbH, pursuant to which the parties grant each other a licence to use Buna™ as a trademark and company name.

Important trademarks in the Engineering Plastics segment include Durethan® and Pocan® (Semi-Crystalline Products); Novodur®, Lustran®, Absolac™, Absolan™, Triax® and Centrex® (Styrenic Resins) and Dorlastan® and Atlas® (Fibers).

For the Chemical Intermediates segment, the trademark Bayferrox® (Inorganic Pigments) is particularly important.

For the Performance Chemicals segment, the most important product trademarks include Preventol®, Tektamer®, Velcorin®, Metasol® and Biochek® (Material Protection Products); Chromosal®, Tanigan®, Levaderm® and Euderm® (Leather); Diadavin®, Tannex® and Tanaprint® (Textile Processing Chemicals); Levacell®, Pontamine® and Astra™ (Paper); Rhenogran®, Aflux® and Stabaxol® (RheinChemie); Vulkanox® and Vulkacit® (Rubber Chemicals) and Lewatit® and Ionac® (Ion Exchange Resins) and Macrolex® (Functional Chemicals).

Licences

The patent licence agreements with Bayer MaterialScience AG are particularly important. Pursuant to these agreements, the parties grant each other a licence (some exclusive, some non-exclusive) with respect to certain patents, limited in scope to certain fields of activity of the licensee (see "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*").

Moreover, the licence agreement concluded during the course of the Spin-off with Bayer AG, granting the affiliated companies of the LANXESS Group an exclusive and royalty-free licence to use certain marks containing the letter combination "BAY" for an indefinite period, is also important (see the subsection herein entitled "*— Products Portfolio*").

In addition, LANXESS is party to a large number of other licence agreements. The following agreements are particularly important to individual business units:

Pursuant to a non-exclusive licence agreement with the Massachusetts Institute of Technology, U.S.A., LANXESS is entitled to use the so-called "Buchwald Technology" which relates to the coupling reactions for aromatics. The products manufactured under this procedure constitute suitable starting materials for agricultural and pharmaceutical chemicals (Fine Chemicals). Pursuant to licence agreements relating to ion oxides entered into with Toda Kogyo Corp., Hiroshima, Japan, LANXESS has been granted a non-exclusive licence to manufacture special magnetic particles for magnetic toners and non-exclusive licences in industrial property rights for compacted ion oxide pigments which are used for colouring cement or mortar (Inorganic Pigments).

Moreover, LANXESS has granted MeadWestvaco Corp., Delaware and Stamford, Connecticut, a non-exclusive right to manufacture certain microcapsules in the United States and for the worldwide distribution of carbonless copy paper (Paper). The patent and know-how licence agreement with Weifang Weipeng Chemical Co. Ltd. ("Weifang Weipeng") which, as part of a joint venture project with Weifang Yaxing Chemical Co. Ltd. ("Weifang") under which LANXESS agreed to relocate its production of hydrazine hydrate to the People's Republic of China was originally executed by Bayer Chemicals AG and later transferred to LANXESS, grants Weifang Weipeng a non-exclusive right, *inter alia*, to manufacture azodicarbonamide (ADC) and also provides the necessary know-how for this purpose. ADC is used as a primary component for blowing agents which LANXESS sells, for example, under the trademarks Porofor® and Genitron®. Furthermore, a patent licence and know-how agreement was executed with LANXESS Yaxing Chemicals Co. Ltd, the joint venture company formed together with Weifang. Under this agreement, LANXESS grants the joint venture company a non-exclusive right to manufacture hydrazine hydrate and provides it with the necessary know-how (Functional Chemicals).

In addition, LANXESS GmbH is party to a variety of intra-Group licence agreements. These licence agreements create a legal basis for other LANXESS companies (for example, those having their registered office abroad) to use LANXESS GmbH's technology.

With respect to its own trademarks, LANXESS GmbH will enter into new licence agreements with LANXESS Group companies and, where applicable, with joint venture companies. Licence agreements will continue to be concluded with downstream manufacturers (pursuant to so-called "supporting trademarks") as will agreements with respect to manufacturing and distribution licences, except where LANXESS becomes party to agreements already in place.

Employees and Pensions

The following table provides an overview of the number of employees (headcount) of the LANXESS Group as of 31 December 2002, 31 December 2003 and 30 September 2004, broken down according to segments and functions:

Segment	As of 31 December 2002	As of 31 December 2003	As of 30 September 2004
Performance Rubber	3,151	2,999	3,133
Engineering Plastics	3,844	3,658	3,698
Chemical Intermediates	4,265	4,059	3,925
Performance Chemicals	5,129	4,881	5,041
Service Functions and Corporate Center	5,071	4,826	3,822
Total	21,460	20,423	19,619

The decline in the number of employees is attributable above all to rules concerning age-related retirement and to ordinary employee turnover. In the first nine months of 2004, the staff cutbacks associated with the shutdowns of the plants in Marl and Goch (Germany) also played a role. The total number of employees also includes those employees currently distributing LANXESS products pursuant to agency agreements entered into with the Bayer Group. As of 30 September 2004, this entailed approximately 400 employees. After the Spin-off takes effect, these employees will continue to belong to the Bayer Group. As a result, the number of employees attributable to the LANXESS Group will decline compared to the total number of employees reported as of 30 September 2004.

In fiscal year 2002, an average of approximately 21,730 employees were attributable to the business activities combined in the LANXESS Group, approximately 3,230 of whom were in the Performance Rubber segment, approximately 3,900 in the Engineering Plastics segment, approximately 4,330 in the Chemical Intermediates segment and approximately 5,200 in the Performance Chemicals segment, while approximately 5,070 held service and Corporate Center positions. In fiscal year 2003, approximately 20,940 employees were attributable to the relevant business activities, approximately 3,070 of whom were in the Performance Rubber segment, approximately 3,750 in the Engineering Plastics segment, approximately 4,160 in the Chemical Intermediates segment, and approximately 5,010 in the Performance Chemicals segment, while approximately 4,950 held service and Corporate Center positions. Until 30 September 2004, approximately 19,850 employees were in the LANXESS Group in 2004, approximately 3,170 of whom were in the Performance Rubber segment, approximately 3,740 in the Engineering Plastics segment, approximately 3,970 in the Chemical Intermediates segment, and approximately 5,100 in the Performance Chemicals segment, while approximately 3,870 held service and Corporate Center positions.

In fiscal years 2002 and 2003, LANXESS AG, as a so-called "shelf company" (*Vorratsgesellschaft*), did not have any employees. As of 30 September 2004, 56 employees were employed at the LANXESS Corporate Center, which currently constitutes an organisational unit within Bayer AG. Their employment contracts will pass to LANXESS AG when the Spin-off takes effect. The Company assumes that the number of employees at the LANXESS Corporate Center will increase to approximately 90 as a result of the creation of new functions once the Spin-off takes effect.

LANXESS has made pension commitments in order to secure the retirement pensions of its employees. In this regard, as of 31 December 2003, €283 million of the defined benefit obligations for pensions were attributable to unfunded pension obligations, and €835 million were attributable to funded pension obligations. As of the same date, the defined benefit obligations for other post-employment benefits totalling €146 million were completely unfunded.

The respective defined benefit obligations are faced in the balance sheet with provisions for pensions and other post-employment benefits of €408 million, consisting of pension obligations of €279 million and obligations similar to pension obligations of €129 million. Pension obligations are faced on the asset side with other assets from pension commitments amounting to €89 million. See the description in the section *"Notes to the Balance Sheets — (26) Provisions for pensions and other post-employment benefits"* in the Notes to the Combined Financial Statements for fiscal year 2003 in the financial section. The possibility of future increases in pension provisions and annual contributions to the pension fund cannot be excluded. If LANXESS continues to make additional pension commitments to executives under individual agreements, further pension obligations on the part of LANXESS are created, which are not covered by the above-mentioned pension provisions.

As part of the Spin-off, a General Works Agreement to Safeguard Sites and Employment III (*Gesamtbetriebsvereinbarung für Standort- und Beschäftigungssicherung III*) (hereinafter referred to as "SOS III") was concluded (see *"Further Details and Explanation of the LANXESS Spin-off"*). The Company is currently reviewing all collective bargaining agreements applicable to the LANXESS Group's plants with a view to adapting such agreements to the changed overall conditions. The Company's Board of Management has already adopted resolutions regarding specific personnel-related issues. Initial talks and negotiations with employee representatives in connection with the planned measures have commenced. The parties to these talks and negotiations have been unable to agree on individual issues to date.

Employee Participation Programme

In 2005, the Company plans to launch an employee participation programme in the form of a stock purchase programme for LANXESS Group employees. The individual components of this stock purchase programme are currently being developed. The Company is particularly considering granting employees covered under collective bargaining agreements, as well as lower and middle management employees, an opportunity to purchase at a discounted price employee shares in LANXESS AG directly after disbursement of the annual profit sharing payment. The shares purchased will be subject to a lock-up period. It is expected that the amount of the price discount will be determined on the basis of the Company's financial condition and will be reset annually by the Company's Board of Management. The number of shares offered for purchase would be contingent upon the share price prevailing at the time at which they are granted and the remuneration level of the qualified employee.

Programme for Executives

In order to establish an incentive system aimed at increasing the company's value in the long term, plans exist to offer a long-term incentive programme sometime in 2005 for employees at the top management level of the LANXESS Group. This programme is to provide for variable compensation depending on the stock market performance of LANXESS Shares and the attainment of certain company financial targets. The programme is to consist of two components, namely, a Stock Appreciation Rights Plan (virtual stock option plan) and an Economic Value Plan (long-term cash bonus based on an increase in company value). The Company's new Supervisory Board, which takes office at the expiry of the date on which the Spin-off takes effect (no sooner than the end of 28 January 2005), will begin discussing a stock participation programme for the Board of Management after it takes office.

Real Property and Operating Sites

LANXESS operates production sites in 18 countries. Moreover, in a large number of countries, the Group, as either owner or lessee, uses land with office buildings, warehouses, research and development facilities and other facilities.

As of 30 September 2004, LANXESS GmbH and its direct and indirect subsidiaries owned total land surface area of approximately 19,580,000 m^2. Of this area, approximately 4,440,000 m^2 is developed, and approximately 805,000 m^2 has been built upon. The foregoing figures do not include the approximately 1,114,000 m² of surface area at the site in Antwerp, Belgium, which was transferred to LANXESS on 1 October 2004.

In addition, LANXESS uses real property with a total land surface area of approximately 500,000 m² — approximately 430,000 m² of which is developed, and approximately 220,000 m² of which is built upon — under hereditary building rights (*Erbbaurechten*) or pursuant to foreign long-term lease arrangements that are similar to a grant of hereditary building rights. The following table provides an overview of the real property holdings used on the basis of such arrangements as of 30 September 2004.

Hereditary Building Rights and Similar Long-Term Lease Arrangements*

Location	Area/Space (approx.)**	Name of Owner	Total Term
Antwerp (Belgium)	96,500 m²	Bayer Antwerpen NV	99 Years
Shanghai (PR China)	49,900 m²	PR China	50 Years
Wuxi (PR China)	35,800 m²	PR China	42 Years
Wuxi (PR China)	16,300 m²	PR China	49 Years
Qingdao (PR China)	28,400 m²	PR China	50 Years
Greppin (Germany)	19,300 m²	Bayer Bitterfeld GmbH	Indefinite
Marl (Germany)	117,800 m²	Degussa	99 Years
Filago (Italy)	11,600 m²	Bayer SpA Italy	30 Years
Singapore (Singapore)	29,400 m²	Juong Town Corporation	30 Years
Tarragona (Spain)	80,000 m²	Bayer Polimeros S.L	99 Years
Alcantarilla (Spain)	17,000 m²	Derivados Quimicos S.A	50 Years

* 56,000 m² of land at the Dormagen site, currently used under a hereditary building right held by Bayer AG, was sold to LANXESS GmbH pursuant to the land purchase agreement between LANXESS GmbH and Bayer AG dated 30 December 2004.

** Rounded figures.

LANXESS GmbH currently also uses real property located at the factory site of the chemical park sites in Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel, pursuant to lease agreements with Bayer Industry Services GmbH & Co. OHG. On 30 December 2004, LANXESS GmbH entered into a land purchase agreement with Bayer AG with respect to an area totalling approximately 937,000 m² on the above-mentioned factory site, which will enter into effect at the end of the first calendar day following the Spin-off. The area largely involves land parcels that have not yet been surveyed. Approximately 552,000 m² of the land sold has been built upon. The purchase price for the real property and operating equipment is approximately €256 million. Possession, use and encumbrances pertaining to the land sold will pass to LANXESS GmbH once the land purchase agreement enters into effect. Ownership of the land will be conveyed to LANXESS GmbH as soon as the land register (*Grundbuch*) requirements for this purpose have been met.

The transfer to LANXESS of foreign real property totalling approximately 74,000 m² is still pending. The relevant agreements have already been concluded. The Company expects that the conveyances will be effected during the course of 2005.

The following table provides an overview of LANXESS' most important sites as of 30 September 2004:

LANXESS' Most Important Sites

Site	Area (approx.)*	Ownership/Lease/ Hereditary Building Right/Purchased from Bayer AG**	Use of the Site
Leverkusen Chemical Park Site	369,500 m^2	Purchased from Bayer AG**	Production, administration, marketing, research and development, storage, technical service
Dormagen Chemical Park Site	225,800 m^2	Purchased from Bayer AG**	Production, administration, marketing, research and development, storage, technical service
Krefeld-Uerdingen Chemical Park Site	260,500 m^2	Purchased from Bayer AG**	Production, administration, marketing, research and development, storage, technical service
Antwerp (Belgium)***	1,114,000 m^2/ 96,500 m^2/ 27,700 m^2	Ownership/Hereditary building rights/lease	Production, administration, marketing, research and development, storage, technical service
Orange, Texas (U.S.A.)	3,395,000 m^2	Ownership	Production, marketing, technical service
Sarnia, Ontario (Canada)	1,926,000 m^2	Ownership	Production, administration, marketing, research and development, storage, technical service

* Rounded figures.

** Land parcels that have not been surveyed on the factory sites of the chemical park sites in Leverkusen, Dormagen and Krefeld-Uerdingen, and which were purchased by LANXESS pursuant to the land purchase agreement between LANXESS GmbH and Bayer AG dated 30 December 2004.

*** Land with an area of approximately 1,114,000 m^2 at the Antwerp site was transferred to LANXESS on 1 October 2004.

Environment

The acquisition, production and distribution of many products manufactured by LANXESS require the use, storage, transport and removal of poisonous and hazardous materials, chemicals and substances. LANXESS is subject to comprehensive environmental protection laws, other statutes, technical rules and standards, which are constantly developing and becoming ever more stringent. These concern, among other things, the restriction of air pollution, discharges into above-ground and underground waterways, other emissions into the environment, the production, handling, storage, transport, use and treatment or removal of waste, and compliance with safety provisions at the work place to provide protection against hazardous substances.

One example of increased risk due to intensified environmental legislation is the Environmental Liability Directive 2004/35/EC dated 21 April 2004, which must be implemented in EU Member States by 30 April 2007. Pursuant thereto, companies in the chemicals industry will be subject to extensive obligations to refrain from certain actions as well as duties of remediation with respect to any events of hazard or damage that occur after 30 April 2007. This applies to damage to biological diversity (protected species and natural living environments) in addition to soil and waterways. The risks with regard to costs for companies in the chemicals industry will critically depend on the implementing legislation of the Member States. Thus, for example, Member States can restrict liability for approved emissions and development risks to cases of culpable conduct. However, they are under no obligation to do so.

The extensive environmental statutes, regulations and other provisions applicable to the LANXESS Group's business may result in LANXESS having to remove or restrict contamination, deposits or other effects from the emission of chemicals at relevant sites.

Given that LANXESS' production plants have already been used for industrial purposes for a long time — in some cases for more than 100 years — significant contamination could be present on LANXESS' sites. Within the LANXESS Group, there has been soil and groundwater contamination at some sites in the past; the possibility that such contamination will occur or be discovered at other locations cannot be excluded. In addition, LANXESS is responsible for a large number of industrial sites containing, in some cases, pre-existing contamination requiring securing or remediation. Frequently, the associated costs can hardly be estimated. Examples of risks associated with pre-existing contamination to which LANXESS is exposed are described in the section entitled *"Risk Factors — Risks relating to the Business of LANXESS — Obligations arising from environmental protection laws and liability for pre-existing contamination"*. Claims may be asserted by federal or state regulatory authorities, and also by private organisations and individuals. In some countries in which the LANXESS Group operates, LANXESS could be exposed to other legal consequences over and above the remediation of environmental damage, such as the payment of damages or penalties. A particular liability risk with respect to environmental damage exists for the LANXESS sites in New Jersey, U.S.A. Pursuant to the "Natural Resource Damages" initiative of the New Jersey Department of Environmental Protection, all companies whose past industrial activities may have contributed to the environmental damage, are held accountable for the remediation of such damage — on the basis of unclear criteria — by way of class action lawsuits.

To the extent that cost estimates are presented below, they are generally based on assumptions concerning the most likely extent of damage and the most likely cost of remediation ("most likely case").

Increasingly stringent legal provisions on the restriction of emissions of pollutants have necessitated measures to reduce emissions at a number of LANXESS production sites. Such provisions include, in particular, those contained in the VOC Directive (Directive 1999/13/EC on the limitation of emissions of volatile organic compounds dated 11 March 1999) and also, for German production sites, the pollution control rules of the Technical Instruction on Air Pollution Control dated 24 July 2002 (TA Luft 2002). In the case of facilities that meet the requirements under TA Luft 1986 but not, however, the requirements of TA Luft 2002 (so-called "existing facilities"), the competent authorities may generally demand that the necessary remediation of the facility be completed on or before 30 October 2007, and that all requirements be met by such time. As a whole, LANXESS estimates the costs for the technological modernisation of its plants at all sites until October 2007 pursuant to TA Luft 2002 and other emissions legislation at approximately €80 million.

The wastewater treatment plants operated at LANXESS' production sites must constantly be adapted to qualitatively expanded discharge requirements. Because of emerging changes in the law, LANXESS anticipates investment requirements of approximately €20 million for wastewater treatment plants for all sites in coming years.

Financial risks arising from inspection and remediation liabilities also exist with regard to approximately 30 sites in the United States, which were or are owned by LANXESS or were operated by LANXESS, or with regard to sites at which LANXESS' waste was stored or treated. Liability on the part of LANXESS may arise, *inter alia*, pursuant to the U.S. environmental protection act generally referred to as "Superfund" (Comprehensive Environmental Response,

Compensation, and Liability Act or "CERCLA"), the Resource Conservation and Recovery Act ("RCRA") and similar U.S. state statutes and regulations. Pursuant to CERCLA, potentially both the owner and the operator of the affected facility at the time of contamination are responsible for a Superfund property. At most of the relevant U.S. sites, numerous companies — including the LANXESS Group — have been advised that the U.S. Environmental Protection Agency ("EPA"), individual state authorities and private entities and individuals assume that the relevant companies might be responsible for remediation pursuant to the above-mentioned legislation or regulations thereunder. At other U.S. sites, the LANXESS Group is the sole responsible party.

A change in ownership of a given land parcel might also result in inspection and remediation liabilities, e.g., as a result of an obligation on the part of the buyer to assume responsibility for remediation and to provide security for any disposal costs.

As of 30 September 2004, LANXESS had set aside provisions for environmental protection liabilities totalling €85 million. For other potential risks associated with environmental damage events, see the section entitled "*Risk Factors — Risks relating to the Business of LANXESS — Obligations arising from environmental protection laws and liability for pre-existing contamination*".

In a master agreement concluded contemporaneously with the spin-off and acquisition agreement, Bayer AG and LANXESS AG agreed on which of the contract parties, as between themselves, bears the liability for property-related environmental contamination that was caused or arose prior to the Spin-off date (1 July 2004). Generally speaking, the legal consequence of the liability of a given contracting party is that it is generally required fully to indemnify the other contracting party and its affiliated companies for any liability *vis-à-vis* authorities or other third parties arising out of public and private law with respect to environmental contamination on the relevant property. The provisions allocating liability for environmental damage essentially attribute liability, based on the condition of a particular property (*Zustandshaftung*), to the contracting party which used such property (or whose affiliated companies used such property) as of the relevant date. The liability provisions also contain individual elements of the principle of causation-based liability (*Verursachungshaftung*). In effect, liability attaches to the relevant property concerned and, in simplified terms, differentiates as follows:

In principle (subject to any possibility of release that is foreseen), LANXESS AG is liable for any and all environmental contamination on the so-called "LANXESS properties". These essentially entail real property used abroad by LANXESS on the effective date in Germany and abroad which the companies of the LANXESS Group have, in some cases, particularly abroad, already obtained, or will obtain from Bayer AG. Bayer AG is liable, in principle (also subject to any possibility of release that is foreseen) for any and all environmental damage on the so-called "Bayer properties". These essentially entail any and all real property owned by Bayer AG or its affiliated companies and used by LANXESS (with the exception of the LANXESS properties). With respect to liability for environmental contamination on the real property of other third parties, the contracting parties have agreed that LANXESS will be liable therefor if the environmental contamination was caused by a LANXESS property via the groundwater. In addition, the master agreement also contains special provisions for allocating liability in relation to environmental contamination on specific properties (including landfills) and for liability for environmental damage under certain acquisition agreements.

The master agreement caps LANXESS' liability for environmental contamination of real property at €350 million. However, in simplified terms, this liability cap applies only to remedial action ordered, agreed upon or actually carried out by the end of 2009. Otherwise, LANXESS AG and its affiliated companies bear unlimited liability for environmental contamination.

Regulatory Provisions

The LANXESS Group is subject to applicable legislative and regulatory provisions that govern its business operations in every country in which it operates. These include, in particular, provisions concerning technical safety and environmental protection, provisions concerning filing, registration and labelling, provisions concerning the handling of chemicals, building provisions, employment law provisions and provisions governing job protection and work safety.

Environmental regulations are of particular importance to the LANXESS business. The most important ramifications of these laws are described in the section entitled "— *Environment*".

The regulatory environment for companies in the chemicals and related industries is subject to constant change and is continuously changing at the international, and, above all, the supra-national and national levels, in order to conform to technological progress and the increased safety needs and environmental awareness. This tightening of requirements could have adverse effects on LANXESS' production costs and product portfolio.

Of great significance for the business activities of LANXESS will be the implementation of the proposed EC regulation on the Registration, Evaluation, Authorisation and Restriction of Chemicals ("REACh"), the draft of which was submitted by the European Commission on 29 October 2003. The current system for general industrial chemicals distinguishes between new substances that were first brought onto the market after September 1981 and that must be inspected and assessed for risks to human health and the environment in accordance with Directive 67/548/EEC (deemed to be registered substances for purposes of REACh), and so-called "existing substances", the existence of which in the market was known in September 1981. 99% of all substances on the market are existing substances. Approximately 140 of these substances currently count as prioritised substances and are subject to comprehensive risk assessments by the authorities of the member states in accordance with the EC Regulation on the evaluation and control of the risks of existing substances (Regulation (EEC) No. 793/93). In the Commission's opinion, the current procedure for risk assessment is neither efficient nor effective and is to be replaced by the REACh system.

- REACh prescribes a general registration duty for substances manufactured or imported in quantities in excess of one tonne. Under the Commission's proposal, unregistered substances may not be manufactured or imported.

- With respect to substances giving rise to particular concern, an authorisation system for use and market introduction of such applications will be launched. This affects substances that fall into the following categories: "carcinogenic, mutagenic and reproductively toxic" (CMR), "persistent, bio-accumulative, toxic" (PBT) and "very persistent, very bio-accumulative" (vPvB). The requirements under the authorisation procedure are risk-based: It is incumbent upon the applicant to prove that the risks in relation to use of the relevant substance are reasonably controlled or that these are outweighed by the socio-economic benefits of their introduction into the markets. A duty to substitute these substances using appropriate alternative substances or technologies may apply.

In order to facilitate the transition to the REACh system for those substances that are already on the Common Market, the draft regulation provides for the gradual introduction of the registration requirements over three years (for substances in the CMR group categories 1 and 2 in a quantity in excess of 1 t/a and for other substances in a quantity of 1000 t/a), six years (substances in a quantity of 100 to 1000 t/a) and up to eleven years (substances in a quantity in excess of 1 t/a and hazardous substances in products) after the regulation enters into effect.

As a company in the chemicals industry, LANXESS will be affected by the additional technical, organisational and financial expenses necessarily associated with the registration, evaluation and authorisation mechanisms. Additional costs will arise specifically from the preparation of chemical safety reports to be submitted for general registration purposes (Chemical Safety Report — CSR), the substance safety assessments necessary for these purposes (Chemical Safety Assessment — CSA), determining exposure and the expanded requirements for safety data sheets (Safety Data Sheet — SDS). During the course of the authorisation procedure, it may turn out that individual products of LANXESS will no longer be able to be manufactured profitably.

The regulation is not expected to enter into effect before the end of 2006 or the beginning of 2007. During parliamentary debate, the draft regulation may yet be subjected to various amendments or stopped entirely. Nevertheless, LANXESS has commenced preparations that should facilitate application of the new regulatory framework contemplated in the Commission's proposal. Thus, for example, production quantities are being recorded in accordance with the quantity thresholds for the planned registration procedure and classified according to substances and preparations. Moreover, LANXESS has commenced gap analyses in relation to the chemical-physical and toxilogical properties of the chemicals. Computer systems are being upgraded with a view to preparing CSR, CSA and SDS.

In total, LANXESS currently estimates that the costs associated with the launch of the REACh system in the eleven years allocated for full registration of all substances subject to the regulation will be €200 million.

The biocide products manufactured by LANXESS are exempted from the planned REACh regulations. They remain subject to the special authorisation procedure for biocide products under EC Directive 98/8/EC, which was implemented in Germany pursuant to sections 12a to12j of the German Chemicals Act (*Chemikaliengesetz*). The inspection and authorisation requirements will apply by no later than 2010, and in some cases prior to that date, with respect to all biocide products brought onto the market Community-wide if the relevant active ingredient was evaluated at an earlier time and included in Schedule I of the EC Directive. LANXESS assumes that this will be the case for wood preservation products.

Other future costs for companies in the chemicals industry could arise from the implementation of the "Strategy for Environment and Health" proposed by the European Commission in 2003 (SCALE Initiative). The aim of SCALE is to develop a Community-wide system for interlinking information about the condition of the environment, the ecological system and human health and thereby to improve, among other things, the evaluation of so-called "cocktail effects", combined pressures and accumulated effects on human health. It is currently unforeseeable if and when the SCALE plan of action, which initially applies for the 2004 to 2010 period, will become binding Community law.

Competition laws and regulations are also relevant to LANXESS' business. Thus, for example, advertising for hazardous substances and biocide products is subject to particular restrictions pursuant to Article 26 of Directive 67/548/EEC on the approximation of the laws, regulations and administrative provisions relating to the classification, packaging and labelling of dangerous substances and Article 22 of Directive 98/8/EC (in Germany, in conjunction with the provisions of the German Chemicals Act and the hazardous substances regulation (*Gefahrstoffverordnung*)).

Furthermore, the products manufactured and distributed by LANXESS are subject to numerous product-specific laws and regulations, in particular under European Community law. In addition to chemicals and hazardous substances laws, LANXESS must comply, above all, with the Community legal framework for biocide products, crop protection products, pharmaceuticals, medical products and for food and consumer goods, as well as EC Directive 2000/53/EC on End-of-Life Vehicles, the detailed disposal and labelling provisions of which affect plastics used in motor vehicles and thus indirectly affect LANXESS' product portfolio. With respect to food law, Directive 2002/72/EC relating to plastic materials and articles intended to come into contact with foodstuffs, for example, is notable. The provisions of this directive concerning migration thresholds must be observed in relation to LANXESS' plastic consumer goods. Amendments to the legal framework applicable to a given LANXESS product could be associated with significant capital expenditures.

Litigation/Regulatory Proceedings

The Company is not currently aware, except with respect to the proceedings described below or above under "— *Environment*", of any court cases, arbitrations or proceedings before administrative authorities to which either LANXESS AG or any of its subsidiaries is a party that could have a material impact on the financial condition of LANXESS or did have such impact within the last two fiscal years. The Company is also not aware of any threat of any such proceedings.

Antitrust Proceedings

Bayer AG is involved in a number of antitrust-related regulatory proceedings and civil lawsuits in the United States, Canada and Europe with respect to the LANXESS business.

As part of the Spin-off, the activities of the former Rubber Business Group of Bayer AG were transferred to the LANXESS Group. Investigative proceedings were and are being conducted by antitrust authorities in the United States, Canada and Europe in relation to various products that were or are attributable to such business activities. In the United States and Canada, a number of private class actions and individual actions are pending in this regard. Additional actions for damages can be expected in the United States, and also in Canada.

Commencing in September of 2002, the U.S. Department of Justice launched criminal investigations against Bayer AG based on various violations of Section 1 of the Sherman Act. The proceedings were based on the charge that Bayer AG had engaged in illegal price fixing with respect to various chemicals for rubber production (the period 1995 to 2001) and nitrile rubber (the period May 2002 until the end of December 2002). The investigations resulted in two indictments before the U.S. District Court for the Northern District of California in San Francisco. Bayer AG admitted its guilt to the Department of Justice in two separate settlements dated 14 July 2004 and 13 October 2004, and accepted fines of U.S.$66 million for the price fixing with respect to rubber chemicals and U.S.$4.7 million for the price fixing with respect to nitrile rubber. Both settlements were approved by the court. LANXESS established provisions totalling €20 million in the Combined Financial Statements to cover its portion of these fines, as determined by the terms of the Spin-off. Of this amount, a provision of €12 million was established for the Technical Rubber Products business unit in the Performance Rubber segment and a provision of €8 million was established for the Performance Chemicals segment, the bulk of which related to the Rubber Chemicals business unit.

The antitrust investigations by the European Commission and by the Canadian Competition Bureau with respect to the above-mentioned price-fixing arrangements are continuing. It is likely that the European Commission will impose a significant fine. For this purpose, as well as for the additional European investigation described below, with respect to which Bayer AG was not the first company to cooperate with the authorities, LANXESS has established a provision of €15 million. In light of the status of the proceedings — the European Commission has not yet sent the so-called Statement of Objections containing a provisional summary of the charges — it is currently impossible to make a more detailed reliable estimate as to any risk of a fine. The Company believes that there is also the risk of a fine in Canada, which cannot yet be quantified.

Administrative antitrust investigations are also pending in some other cases against Bayer AG in conjunction with various other products that are also attributable to the former Rubber Business Group. In certain cases, only Europe is affected. In one case, the Commission is conducting the investigation itself, while in another case it has left the proceedings to the antitrust authorities of the Member States. Two other cases involve the United States and Canada in addition to Europe. In all cases, Bayer AG is cooperating with the competent antitrust authorities. In all but one of these additional cases, Bayer AG was the first affected company to file the relevant application with all competent antitrust authorities that have a special cooperation programme ("leniency programme"). The Company expects that a significant fine will be imposed on it with respect to the investigation in which Bayer AG was not the first company to cooperate with the authorities. It is not currently possible to estimate the amount of this fine. With respect to the remaining investigations, the Company considers the prospects good that no fine will be imposed on Bayer AG.

In the United States and Canada, various class actions and individual actions are pending against Bayer AG, several of its subsidiaries and two subsidiaries of LANXESS (RheinChemie Rheinau GmbH and RheinChemie Corp., Trenton, New Jersey) with respect to the foregoing violations of antitrust law. In these proceedings, the plaintiffs — direct and indirect purchasers of the relevant rubber products — are claiming not-yet quantifiable damages (including treble and punitive damages), which could be potentially significant. Additional lawsuits seeking damages can be expected in both the United States and Canada.

The financial risk associated with all of the proceedings mentioned above (with the exception of criminal proceedings in which penalties have already been imposed), including the financial risk associated with future civil damage actions, is currently not quantifiable. The Company expects that significant expenses will be required during the further course of the criminal proceedings and civil damage actions.

In a master agreement, LANXESS AG and Bayer AG have agreed to specific terms and conditions concerning the antitrust proceedings relating to the former Rubber Business Group of Bayer AG. With respect to liabilities arising out of proceedings (whether in the form of fines, damages, punitive damages or claims on the disgorgement of excess revenues arising from the antitrust violation) that had at least commenced prior to 1 July 2004 or in respect of which a company had taken steps prior to 1 July 2004 before an antitrust authority with a view to commencing such proceedings, LANXESS AG will bear 30% and Bayer AG 70% of such liabilities, as between themselves. Furthermore, LANXESS AG's liability is limited to a total of €100 million. In addition, any tax disadvantages arising thereby due to limited deductibility for tax purposes are to be reimbursed. The reimbursement payments are limited to €50 million per calendar year. The Company considers it possible that the indemnity obligation of up to a total of €100 million, in addition to the tax indemnity, will fully materialise. In accordance with the terms of a master agreement, LANXESS AG and Bayer AG are to agree on rules for handling the proceedings (for more details concerning the master agreement, see the section entitled "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*").

A number of class actions were filed in the United States against RheinChemie Corp. and RheinChemie Rheinau GmbH, in addition to Bayer Corporation, Pittsburgh, Pennsylvania and other companies. The class actions are based on Section 1 of the Sherman Act and charge the defendants with price fixing with respect to, among other things, adipic acid-based polyester polyols during the period from February 1998 to 2002.

Ficobel

On 29 June 2002, the French company, Ficobel S.A.S., Puteaux, France, brought proceedings against LANXESS Elastomères S.A.S., Lillebonne, France (a wholly-owned subsidiary of LANXESS GmbH) for payment of €9,688,324.62 plus interest based on a steam supply agreement between the two companies relating to steam supply in the years 2000 to 2003. Alternatively, the agreement should be renegotiated pursuant to the "hardship clause". Should the negotiations fail, LANXESS Elastomères S.A.S. should under the claim be ordered to pay a penalty of €7,075,919.00 plus taxes. Moreover, the plaintiff asserted a claim based on procedural grounds for €30,000.00. The defendant, LANXESS Elastomères S.A.S., asserted a counterclaim for damages of €675,000.00, repayments of €2,953,700.00 (in each case plus interest) as well as a claim based on procedural grounds for €25,000.00. In addition, as security for enforcement of the expected judgment, it filed an application that Finergaz S.A. — the parent company of Ficobel S.A.S. which had provided a guarantee of performance of the agreement by Ficobel S.A.S. in a comfort letter given to LANXESS Elastomères S.A.S. — be joined to the proceedings.

On 30 June 2004, the Tribunal de Commerce de Paris ordered LANXESS Elastomères S.A.S. to pay Ficobel S.A.S. €9,688,324.60 plus interest for the supply of steam and €20,000.00 for procedural costs, and to pay Finergaz S.A., which had been joined to the proceedings, €2,000.00 in costs on procedural grounds. Defendant LANXESS Elastomères S.A.S. filed an appeal against the judgment with the Cour d'Appel on 13 October 2004.

Ficobel S.A.S. could assert additional claims associated with the explosion of one of the generators used by Ficobel S.A.S. on the grounds of the production facility. In this respect, Ficobel S.A.S. has commenced proceedings against LANXESS Elastomères S.A.S. and other parties to secure evidence.

PolymerLatex GmbH & Co. KG

In an extrajudicial dispute, settled by means of an agreement dated 28 October 2004, LANXESS Elastomères S.A.S. and PolymerLatex GmbH & Co. KG disputed the validity of a contract manufacturing agreement in place between them. In accordance with the terms of the settlement, the dispute was settled against payment of a net amount of €4.5 million by PolymerLatex GmbH & Co. KG to LANXESS Elastomères S.A.S.

Prosytec

Since 1994, a total of 148 proceedings before various French courts have been instituted against LANXESS S.A.S., Puteaux, France, Bayer AG and Bayer Polysar International S.A., Fribourg, Switzerland, based on the delivery of allegedly faulty raw materials (Butyl XL 20/ Butyl XL 10000) to Prosytec S.A. The proceedings were instituted by Prosytec S.A., its insurers and its end customers. The amount at issue for all proceedings totalled approximately €150 million. With the exception of a few minor proceedings, these disputes have since been decided at the highest judicial level in favour of the defendants LANXESS S.A.S., Bayer AG and Bayer Polysar International S.A. In particular, Prosytec's appeal in the largest proceeding involving approximately €104 million was dismissed in July 2004 by the Cour de Cassation. Only in a counterclaim for damages filed by LANXESS S.A.S. was LANXESS S.A.S. ordered to pay costs of the other parties in the amount of approximately €85,000.00.

Rütgers Elbechemie GmbH

In connection with the sale of the H-acid production of the Bayer Group in Brunsbüttel, Bayer AG had promised Rütgers Elbechemie GmbH, Castrop-Rauxel, that it would assume the shutdown costs in the event of the shutdown of production by Rütgers Elbechemie GmbH. Differences of opinion concerning the amount of the payment due were settled by means of a settlement agreement entered into in June 2004, pursuant to which Bayer Chemicals AG paid a final one-off amount of €4.8 million. The agreement was assigned to LANXESS as part of the combination of the chemicals and polymers activities in LANXESS GmbH and its subsidiaries.

Asbestos Litigation

The Bayer Group is currently involved in a number of asbestos-related disputes in the United States. These disputes passed to the LANXESS Group as part of the Spin-off with respect to several sites.

Silicon dioxide "Silica" Case

Lawsuits have been filed in Graves County, Kentucky, against Bayer Corporation — as the legal successor to Mobay Corporation, New Jersey, of Miles, Inc., Indiana, and of Agfa Corporation, New York — together with other defendants, by former employees and other third parties in connection with alleged injury to health based on the alleged handling of materials containing silicon or use of products containing silicon. Based on the current status of the proceedings, the possibility that sites passing to LANXESS under the Spin-off will also be affected, thereby triggering liability on the part of LANXESS, cannot be excluded.

Albemarle Corporation

Bayer Chemicals Corporation, Pittsburgh, Pennsylvania filed for a declaratory judgment against Albemarle Corporation, Richmond, Virginia ("Albemarle") before a Federal District Court. The court was asked to issue a binding declaration with respect to the contents of certain provisions in a supply agreement between Albemarle and Bayer Chemicals Corporation. The District Court ruled in favour of Bayer Chemicals Corporation. Albemarle filed a counter-claim and appealed against the lower court's decision. Should the Court of Appeals reverse the judgment of the District Court and reach the opposite conclusion, such a ruling would result in a payment obligation on the part of LANXESS, inasmuch as LANXESS has become a party to the dispute by virtue of the combination of the chemicals and polymers activities in LANXESS GmbH and its subsidiaries.

National Drying Machinery Company

Bayer Chemicals Corporation, Pittsburgh, Pennsylvania brought an action for damages in state court in Pennsylvania against National Drying Machinery Company, Philadelphia, Pennsylvania, U.S.A. The complaint is based upon the delivery of an allegedly faulty pigment dryer at the end of 1999, the faults in which were allegedly not cured in the subsequent period. Should the court rule against National Drying Machinery Company, LANXESS, as the legal successor to Bayer Chemicals Corporation, could be awarded damages in a not insignificant amount, inasmuch as LANXESS has become a party to the dispute by means of the combination of the chemicals and polymers activities in LANXESS GmbH and its subsidiaries.

Troy Chemical Corporation

Troy Chemical Corporation Inc., New Jersey, U.S.A. (hereinafter referred to as "Troy Chemical Corporation"), and Bayer AG had entered into a production, licensing and marketing agreement for the Material Protection Products business unit (MPP), which now belongs to LANXESS. Bayer AG terminated this agreement in 1998. In 2001, Troy Chemical Corporation instituted arbitration proceedings before the International Chamber of Commerce and demanded, among other things, damages of at least U.S.$3 million based on an alleged breach of contract. In September 2003, the complaint was dismissed in full and Troy Chemical Corporation was ordered to pay the costs incurred by all the parties. No further legal remedies are available to Troy Chemical Corporation.

Bomanite Corporation/QC Construction Products LLC

On 5 January 2005, LANXESS Corporation was served with notice of a claim by Bomanite Corporation, Madera, California, U.S.A. and QC Construction Products LLC, Delaware and Madera, California, U.S.A. against LANXESS Corporation in the Superior Court of California, Madera County. In addition to LANXESS Corporation, the suit also names, *inter alia*, Bayer Corporation and Bayer Chemicals Corporation. The suit alleges various breaches of the duty to supply Bomanite Corporation with products pursuant to an existing supply agreement, misappropriation of trade secrets and breaches of other agreements for which damages in the amount of at least U.S.$650,000, an unspecified amount of punitive damages, injunctive relief and other types of remedies are sought.

LANXESS has agreed to indemnify Bayer Corporation and Bayer Chemical Corporation against any and all liability possibly arising out of this litigation. As the litigation is at an early stage, it is not possible to estimate potential liability at this time. However, if a judgment is entered against Bayer Corporation, Bayer Chemicals or LANXESS, the ultimate payment liability could have an adverse effect on LANXESS' financial position and results of operations.

TransAlta Energy Corporation

A long-term agreement is in place between LANXESS Inc. and TransAlta Energy Corporation, Calgary, Alberta, Canada, ("TransAlta") concerning the supply of steam and electricity to the plant in Sarnia, Ontario, Canada. Pursuant to this agreement, LANXESS is obliged to purchase a certain amount of steam annually. Should LANXESS purchase different amounts of steam from those stipulated, LANXESS must pay damages to TransAlta for any shortfall. Due to the shutdown of various operations, LANXESS purchased significantly lower amounts for the period from October 2002 to December 2003 than had been agreed. At the beginning of 2004, TransAlta claimed damages of CAN$15 million. LANXESS is countering this claim by asserting that TransAlta had not provided sufficient proof of corresponding damage. At present, no litigation is pending. The supply agreement provides for arbitration proceedings in the event of disputes.

LANXESS Rubber N.V., Belgium (Taxes)

LANXESS Rubber N.V., a wholly-owned subsidiary of LANXESS GmbH, having its registered office in Belgium, was owned by the Polysar Group which Bayer purchased in 1990 from the Canadian seller, Nova Chemicals Corporation. As part of an external audit conducted around that time, the Belgian tax office evaluated various business activities with affiliated companies differently and thereupon ordered back tax payments, currently amounting to approximately €117 million (including interest) after deduction of payments already made. An appeal was filed against the relevant tax assessment notices and a suspension of enforcement of the tax assessment notices was granted against provision of security, which was provided in the form of a guarantee by a Bayer company for the current and future suspension period. Based on the existing expert opinions provided by external consultants, it can be assumed that, taking into account the payments already made, the actual tax risk related to the audit findings will not exceed the amount of €1.7 million for which provisions have been established. Moreover, the Bayer Group has an obligation towards LANXESS to bear any tax liability incumbent upon LANXESS Rubber N.V. that exceeds the amount of the established provisions.

Insurance

Until the Spin-off takes effect, LANXESS AG and its future subsidiaries are insured through the group umbrella coverage of Bayer AG against destruction of or damage to their plants and the resulting operational disruptions under a property damage and business interruption insurance policy. Within this framework, the Company and its future subsidiaries also have insurance protection under business, product and environmental liability insurance policies and goods transportation insurance policies. Under Bayer AG's group insurance policies, the members of the governing bodies of the Company and all subsidiaries furthermore enjoy directors' and officers' insurance coverage. In the Company's opinion, LANXESS enjoys reasonable insurance protection, to an extent customary in the industry, prior to the Spin-off taking effect.

Before the Spin-off takes effect, the Company will acquire new insurance policies for itself and its future direct and indirect subsidiaries, which policies will enter into effect no later than the effective date of the Spin-off. The possibility that these changes in insurance coverage could create certain additional expenses for LANXESS cannot be excluded. The Company believes that, even after the Spin-off takes effect, the companies of the LANXESS Group will continue to enjoy reasonable insurance protection, to an extent customary in the industry, under the insurance policies newly to be acquired out by LANXESS AG.

General Information on LANXESS Aktiengesellschaft

Formation, Company Name, Registered Office, Fiscal Year and Term of the Company

LANXESS AG was formed on 28 October 1999 under the name SIFRI Beteiligungs Aktiengesellschaft, having its registered office in Frankfurt am Main. The company, formed as a so-called "shelf company" (*Vorratsgesellschaft)* without its own business operations, was recorded in the Commercial Register (*Handelsregister*) on 18 November 1999. LANXESS AG is a stock corporation under German law (*Aktiengesellschaft*).

The annual financial statements and management reports of the Company for the fiscal years 2001, 2002 and 2003 in accordance with the German Commercial Code (*Handelsgesetzbuch* or "HGB") are contained in the financial section of this Listing Memorandum. Since the Company had no business operations of its own as of 30 June 2004, an interim report as of this date is not included. Until 31 December 2004, the Company was not required to prepare consolidated financial statements in accordance with HGB. In fiscal years 2001, 2002 and 2003 LANXESS AG, as a shelf company, did not generate any sales.

Bayer AG acquired all the shares of the Company by means of a purchase and transfer agreement dated 9 and 13 July 2004. On 13 July 2004, the Company's Stockholders' Meeting resolved to change the company name to LANXESS Aktiengesellschaft and to move the registered office to Leverkusen. These resolutions were recorded in the Commercial Register for the Company on 3 September 2004. The Company was capitalised in accordance with case law parameters concerning the capitalisation of shelf companies. As a precautionary measure, the provisions of the German Stock Corporation Act (*Aktiengesetz*) concerning post-formation acquisition were applied with regard to agreements with Bayer AG if the relevant preconditions existed.

LANXESS AG is recorded in the Commercial Register of the Local Court of Cologne (*Amtsgericht Köln*) under registration number HRB 53652.

Its fiscal year ends on 31 December of each calendar year.

The Company has been formed for an indefinite term.

Corporate Purpose

Under the Company's articles of association, the corporate purpose of the Company is to engage in manufacturing, distribution and other industrial activities or the provision of services in the chemicals and polymers areas.

The Company is authorised to engage in any business that is related to, or directly or indirectly serves, that purpose.

The Company may establish, acquire and take participating interests in other enterprises, in particular those whose corporate purposes fully or partially cover the areas set forth above. It may bring companies in which it holds a participating interest under its uniform control or confine itself to the administration of such interest. It may carve out its operations, in whole or in part, to affiliated companies or may permit affiliated companies to perform its operations.

Creation and Structure of the LANXESS Group

Once the Spin-off takes effect, LANXESS AG, as the ultimate parent company of the LANXESS Group, will hold all of the shares in LANXESS GmbH — which itself is an operating entity and holds interests in over 50 domestic and foreign operating companies — and will largely perform the functions of a management holding company. An overview of the significant direct and indirect equity interests of LANXESS AG after the Spin-off takes effect is included in the section entitled *"Description of LANXESS AG's Capital Stock."* The Board of Management of LANXESS AG plans to conclude a control and profit and loss transfer agreement with LANXESS GmbH, as the dependent company, and LANXESS AG, as the controlling company, and possibly to alter the legal ownership structure within the LANXESS Group.

The basic structure of the LANXESS Group after the Spin-off takes effect will be as follows:


LANXESS AG
100%
LANXESS GmbH
Domestic and Foreign
Equity Interests

The LANXESS Group will continue the majority of the chemicals and approximately one third of the polymers activities of the Bayer Group. These activities were consolidated in LANXESS GmbH (for details, see the summary of the business activities in the section entitled *"Further Details and Explanation of the LANXESS Spin-off"*). In creating the LANXESS Group, Bayer AG, as the transferring entity, will transfer to LANXESS AG, as the acquiring entity, all of the shares held by it in LANXESS GmbH by way of a spin-off (*Abspaltung zur Aufnahme*) pursuant to section 123 (2) No. 1 UmwG together with other of its assets and liabilities. In return for the spin-off of the assets and liabilities to it, LANXESS AG will issue 73,034,192 shares to Bayer AG's stockholders. In order to implement the Spin-off, Bayer AG and LANXESS AG entered into a notarised spin-off and acquisition agreement on 22 September 2004. This agreement entered into effect with the approval of the Stockholders' Meetings of Bayer AG and LANXESS AG held on 17 November 2004 and 21 December 2004, respectively. The actual Spin-off will enter into effect when the transaction is registered in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court of Cologne (*Amtsgericht Köln*). The registration is anticipated for 28 January 2005 (for details concerning the Spin-off, see the section entitled *"Further Details and Explanation of the LANXESS Spin-off"*).

Stockholder Structure

As of the date of publication of this Listing Memorandum, Bayer AG, as sole stockholder, holds all currently outstanding 50,000 no-par shares of LANXESS AG.

These shares of the Company will be transferred by way of a spin-off pursuant to the German Transformation Act (anticipated for 28 January 2005) to LANXESS AG, which will issue them to Bayer AG's stockholders together with the new shares created by means of the capital increase carried out for purposes of implementing the Spin-off. When the Spin-off takes effect, all LANXESS AG shares will be held by Bayer AG stockholders. Any given stockholder will hold the same percentage interest in LANXESS AG as in Bayer AG (a spin-off maintaining proportionality of ownership).

Immediately after the Spin-off takes effect, LANXESS will therefore no longer be affiliated with Bayer AG — a fact that is generally not affected by the mandatory convertible bearer bond issued by LANXESS AG to Bayer AG, which has a face value of €200,000,000, is divided into 2,000 individual bonds with a face value of €100,000 each and matures on 15 September 2007 (hereinafter referred to as the "Convertible Bond"). This bond does not as such provide Bayer AG with any ownership interest in LANXESS AG. If, however, Bayer AG holds any or all individual bonds on the date the conversion right is exercised, which can be at any time between 20 July 2005 and 20 July 2007, or on the date of mandatory conversion, which will occur at maturity, Bayer AG will once again receive LANXESS AG shares. The extent of the ownership interest thus created will largely depend on the average listing price of the LANXESS shares during the first ten days of stock exchange trading and the average listing price of the LANXESS shares in the 20 trading days prior to exercise of the conversion right or the mandatory conversion date, as the case may be (see the section entitled "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group — Convertible Bond issued by LANXESS AG to Bayer AG*").

The Company assumes, based on the notices published to date pursuant to the German Securities Trading Act (*Wertpapierhandelsgesetz* or "WpHG"), that no stockholder holds 5% or more of the voting rights in Bayer AG. If this situation were to remain unchanged until the Spin-off takes effect, no stockholder would hold an interest in LANXESS AG equal to or exceeding 5% at the time the Spin-off takes effect.

Earnings and Dividend Per Share, Dividend Policy, Distribution of Profits

The stockholders' participation in profits is determined by the proportion of the capital stock they hold. According to the Company's articles of association, the Stockholders' Meeting may subject the profit participation of new shares to different provisions in the event of capital increases.

The adoption of resolutions to distribute dividends on the Company's shares for a given fiscal year is a matter for the Annual Stockholders' Meeting held in the subsequent fiscal year, following a proposal by the Board of Management and the Supervisory Board. A dividend may only be distributed for a given fiscal year on the basis of a balance sheet profit shown in the Company's unconsolidated financial statements. In determining the balance sheet profit available for distribution, the result for the fiscal year, *i.e.*, annual surplus, must be adjusted for profits and losses carried forward from the previous year and for withdrawals from or allocations to reserves. German law requires that certain statutory reserves be created.

According to the Company's articles of association, the Board of Management and the Supervisory Board are authorised, when approving the unconsolidated annual financial statements, to allocate to other retained earnings, in whole or in part, the net income remaining after deduction of the amount to be allocated to statutory reserves plus any loss carry forward. Allocation of an amount greater than one half of the net income for the year to other retained earnings shall not be permissible if, as a result of such allocation, the other retained earnings would exceed one half of the capital stock.

As part of any resolution concerning the allocation of balance sheet profits, the Stockholders' Meeting may allocate additional amounts to retained earnings or carry them forward as profits. According to the Company's articles of association, the Stockholders' Meeting may resolve to distribute the entire or part of the balance sheet profit to the stockholders by way of distribution as dividend in kind.

All 73,034,192 no-par shares to be issued after the Spin-off enters into effect will carry full dividend rights for the fiscal year commencing 1 January 2004 and for all subsequent fiscal years.

Dividends are paid in compliance with the rules of the clearing system of Clearstream Banking AG, Frankfurt am Main. Details about any dividends approved by the Stockholders' Meeting and the paying agents nominated by the Company in such case are published in the electronic version of the Federal Gazette (*Bundesanzeiger*) and in at least one national publication designated by the Frankfurt Stock Exchange for statutory stock market notices.

The following overview shows the earnings and dividends per share of LANXESS AG for fiscal years 2001, 2002 and 2003, although it must be noted that LANXESS AG, as a shelf company, did not conduct its own operations throughout this time period:

	2001	2002	2003
	(in €)	(in €)	(in €)
Earnings per share (according to the German Commercial Code (*"Handelsgesetzbuch"*))	0.000003	–0.000003	–0.000002
Cash dividend per share*	0	0	0

* Based on the issued capital stock admitted to trading after the Spin-off enters into effect, divided into 73,034,192 no-par shares.

The following overview shows the consolidated earnings of the LANXESS Group attributable to each share based on the Combined Financial Statements for fiscal years 2002 and 2003:

	2002	2003
	(in €)	(in €)
Earnings per share (Combined Financial Statements)*	–1.63	–13.65

* Based on the issued capital stock admitted to trading after the Spin-off enters into effect, divided into 73,034,192 no-par shares.

At present, no statements can be made concerning LANXESS AG's future dividend policy. At the appropriate time, the Board of Management and the Supervisory Board of LANXESS AG will establish their dividend policy, taking into account the Company's results of operations, financial condition, business outlook and other factors. The possibility cannot be excluded, however, that LANXESS AG will not pay any dividends for the fiscal years ending 31 December 2004 and 31 December 2005.

Auditor

PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Hohenzollernring 21-23, 50672 Cologne (hereinafter referred to as "PwC") was appointed as the Company's auditor for fiscal year 2004. PWC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Friedrich-List-Strasse 20, 45128 Essen has audited the group financial statements (Combined Financial Statements according to IFRS) of the LANXESS Group as of 31 December 2003 and has issued an unqualified audit opinion in connection therewith. The unconsolidated financial statements of the Company as of 31 December 2001, 31 December 2002 and 31 December 2003 were audited by the auditor *Diplom-Volkswirt* Wolfgang Sell, Leopoldsweg 2, 61348 Bad Homburg, in accordance with the German Commercial Code (*Handelsgesetzbuch*), and an unqualified audit opinion was issued in connection with each such audit.

Notices, Paying Agent and Depository Agent

Pursuant to the Company's articles of association, company notices are published in the electronic version of the Federal Gazette (*Bundesanzeiger*). Any notices related to the shares will also be published in the electronic version of the Federal Gazette and in at least one national publication designated by the Frankfurt Stock Exchange for statutory stock market notices. Notices required under German securities laws are published in a national publication designated by the Frankfurt Stock Exchange for statutory stock market notices and in the print version of the Federal Gazette.

Deutsche Bank AG, Frankfurt am Main, serves as the paying and depository agent.

Description of LANXESS AG's Capital Stock

Capital Stock and Shares

LANXESS AG's capital stock currently amounts to €50,000.00, divided into 50,000 ordinary no par value bearer shares (no-par shares), each such no-par share currently representing a €1.00 portion of the capital stock. The capital stock in the amount of €50,000.00 is fully paid in. On 21 December 2004, the Company's Extraordinary Stockholders' Meeting resolved to increase the Company's capital stock in order to implement the Spin-off. The implementation of this capital increase was registered in the Commercial Register (*Handelsregister*) for the Company on 10 January 2005. Once the Spin-off is registered in the Commercial Register for Bayer AG, which is anticipated to occur on 28 January 2005, the Company's capital stock will amount to €73,034,192.00 and will be divided into 73,034,192 no-par shares, each such no-par share representing a €1.00 portion of the capital stock.

Each share carries one vote at the Company's Stockholders' Meeting. There are no restrictions on voting rights. The shares carry full participation rights from 1 January 2004, *i.e.*, for the entire 2004 fiscal year, and for each following fiscal year. Should the Company be dissolved, the assets remaining after the liabilities of the Company have been met will be allocated to the Company's shares on a *pro rata* basis.

All shares of the Company will be issued as no par value bearer shares (no-par shares). All shares of the Company are intended to be represented by one or more permanent global certificates deposited at Clearstream Banking AG, Frankfurt am Main, as depositary bank. Section 5(1) of the articles of association of the Company precludes stockholders from demanding individual certificates for their shares. The issuance of share certificates and all related details are left to the discretion of the Board of Management (section 5(2)).

Development of the Capital Stock

The capital stock has amounted to €50,000.00 since the Company's formation (see "— *Capital Stock and Shares*").

The capital increase, which will cause LANXESS AG's current capital stock of €50,000.00 to increase by €72,984,192.00 to €73,034,192.00 and will involve issuing 72,984,192 no-par bearer shares, will be implemented against a contribution in kind consisting of the assets and liabilities to be spun off, *i.e.*, in particular, Bayer AG's equity interest in LANXESS GmbH. The capital increase was approved by the Company's Extraordinary Stockholders' Meeting on 21 December 2004 and was registered in the Commercial Register (*Handelsregister*) for the Company on 10 January 2005. Pursuant to sections 125 sentence 1, 66 and 130(1) UmwG, the registration of the implementation of the capital increase is a prerequisite for the registration of the Spin-off in the Commercial Registers for LANXESS AG and Bayer AG. The capital increase will take effect once the Spin-off is registered in the Commercial Register for Bayer AG, which is anticipated to occur on 28 January 2005.

Authorised Capital

On 15 September 2004, LANXESS AG's Extraordinary Stockholders' Meeting resolved to create authorised capital (*genehmigtes Kapital*). The Board of Management was thereby authorised until 30 August 2009, subject to the Supervisory Board's approval, to increase the Company's capital stock by a total of up to €36,517,096.00 through one or more issuances of new no-par shares against contributions in cash or in kind. The Stockholders' Meeting directed the Board of Management to apply to have the authorised capital entered in the Commercial Register immediately after the capital increase that is to be implemented in connection with the Spin-off has taken effect. An application to register the resolution concerning the authorised capital in the Commercial Register is to be made once the Spin-off has taken effect.

In the event that use is made of the above authorisation to increase the capital stock, stockholders are generally entitled to subscription rights. However, the Board of Management is authorised, subject to the Supervisory Board's approval, to exclude stockholders' subscription rights in certain cases. In particular, the Board of Management is authorised to exclude subscription rights in order to avoid fractional amounts, to grant subscription rights to holders of warrants or convertible bonds issued by the Company or its subsidiaries, and in the event of capital increases against contributions in kind for purposes of acquiring companies, company assets or participating interests in companies. In the case of capital increases against cash contributions, the Board of Management is authorised to exclude subscription rights with respect to no more than 10% of the capital stock existing at the time of the resolution regarding the first use of the authorised capital, provided that the issue price of the new shares is not substantially lower than the market price of the shares already listed. Furthermore, the Board of Management may exclude subscription rights, with the Supervisory Board's approval, in the case of an exercise of conversion rights or upon performance of the Company's conversion obligation in connection with the convertible bond in the nominal amount of €200,000,000.00, to the extent necessary to allow the issuance of new no-par shares to the holders of the convertible bonds. This authorisation enables LANXESS AG, among other things, to service the conversion rights or conversion obligations under the convertible bond (see also "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group — Convertible Bond issued by LANXESS AG to Bayer AG*").

Authorisation to Purchase Treasury Shares

By resolution dated 21 December 2004, LANXESS AG's Extraordinary Stockholders' Meeting authorised the Board of Management, from the effective date of the Spin-off until 19 June 2006, to purchase treasury shares amounting to up to 10% of the Company's capital stock that exists after the Spin-off takes effect. This resolution takes effect as soon as the capital increase takes effect that was resolved upon in order to implement the Spin-off. The shares may only be purchased on the stock exchange. In this context, the purchase price paid by the Company (excluding incidental acquisition costs) may not deviate by more than 10% from the stock market price of the shares of the Company on the stock exchange in Frankfurt am Main, as determined during the opening auction in the Xetra trading system (or a similar successor system) on the relevant trading day.

The Board of Management may exercise this authorisation either in full in a single transaction or in parts over the course of several transactions. Shares may be purchased for any lawful purpose or in pursuit of one or more of the purposes set forth in paragraphs (1), (2) or (3) below. In the event that shares are purchased for any of the purposes set forth in (1) or (2) below, stockholders' subscription rights shall be excluded. Specifically, the following arrangements have been agreed:

(1) The Board of Management is authorised to sell the treasury shares purchased on the basis of the authorisation other than via the stock exchange or pursuant to a share offering to all stockholders. This authorisation is conditional upon the sale being made against cash payment and the price not being substantially less, and in any case not more than 5% less, than the stock market price of the Company's shares at the time of the sale. For purposes of the foregoing sentence, the applicable stock market price is the arithmetic mean of the Company's share price on the Frankfurt Stock Exchange over the five trading days prior to the sale, as determined by the closing auctions in the Xetra trading system (or a similar successor system) on those five trading days. This authorisation is limited to a total of 10% of the capital stock. This 10% limit is reduced by the amount of the capital stock represented by shares that are issued while this authorisation is in force pursuant to a capital increase that excludes subscription rights in accordance with section 186(3) sentence 4 of the German Stock Corporation Act (*Aktiengesetz*, hereinafter also referred to as "AktG"). The 10% limit will also be reduced by the amount of the capital stock represented by shares that are issued to service warrant-linked bonds or convertible bonds, where such bonds are issued while this authorisation is in force to the exclusion of subscription rights based on an analogous application of section 186(3) sentence 4 AktG.

(2) The Board of Management is authorised to transfer treasury shares purchased on the basis of the authorisation to third parties, provided this is done for purposes of

acquiring companies, company assets or participating interests in companies, or for purposes of implementing mergers.

(3) The Board of Management is authorised to redeem the treasury shares purchased on the basis of this authorisation without requiring another stockholders' resolution.

The Board of Management may only exercise the authorisation described in paragraphs (1) and (2) above with the consent of the Supervisory Board. Moreover, the Supervisory Board may decide that the Board of Management must obtain the Supervisory Board's consent regarding measures to be taken on the basis of the resolution adopted at the General Stockholders' Meeting concerning share buy backs.

The authorisation to acquire treasury shares is a general authorisation. LANXESS AG's Board of Management will have to decide whether and on what conditions this authority should be exercised.

General Provisions concerning an Increase of Capital Stock

Pursuant to the German Stock Corporation Act, the capital stock of a stock corporation may be increased by resolution of the Annual Stockholders' Meeting, which must be adopted by a majority of at least three quarters of the capital stock represented at the time the resolution is adopted, unless the corporation's articles of association specify a different majority.

In addition, the Stockholders' Meeting may resolve to issue authorised capital. The issuance of authorised capital requires a resolution to be adopted by a majority of three quarters of the capital stock represented at the time the resolution is adopted, such resolution authorising the Board of Management to issue shares up to a specific amount within a period not exceeding five years. The nominal amount of the authorised capital may not exceed half of the capital stock existing at the time of the authorisation.

Moreover, the Stockholders' Meeting may resolve to create contingent capital for purposes of issuing shares (i) to holders of convertible bonds or other securities convertible into shares of the Company, (ii) as consideration in connection with a merger with another company or (iii) to executives and employees. Such resolution must be adopted by a three-quarters majority of the capital stock represented at the time the resolution is adopted. The nominal value of the contingent capital may not exceed half of the capital stock existing at the time the resolution is adopted and, where the contingent capital is created for purposes of issuing shares to executives and employees, may not exceed 10% of the capital stock available at the time the resolution is adopted.

General Provisions concerning Subscription Rights

According to the German Stock Corporation Act, every stockholder in principle has subscription rights to new shares (including convertible bonds, warrant-linked bonds, profit-sharing rights or participating bonds) that are issued in a capital increase. Subscription rights are freely assignable. Within a specified period prior to expiry of the subscription rights, trading of those subscription rights may take place on German stock exchanges. The Stockholders' Meeting may exclude subscription rights by a resolution passed by a majority of the votes cast and at least three quarters of the capital stock represented at the time the resolution is adopted. An exclusion of subscription rights also requires a report by the Board of Management justifying the exclusion of subscription rights by showing that the Company's interest in excluding the subscription rights outweighs the stockholders' interest in such rights. Without such justification, the exclusion of subscription rights upon the issue of new shares may be permissible if:

- the Company increases its capital stock against cash contributions;
- the amount of the capital increase does not exceed 10% of the existing capital stock; and
- the issue price of the new shares is not substantially below the stock market price of the shares.

Stockholders' Disclosure and Reporting Duties

Upon the admission of the shares to trading pursuant to official listing on the Frankfurt Stock Exchange (see "*Stock Exchange Listing — Subject Matter of the Stock Exchange Listing, Timetable, Publications*"), LANXESS AG, as a company listed on the stock exchange, becomes subject to the provisions of the German Securities Trading Act (*Wertpapierhandelsgesetz*). The German Securities Trading Act provides that any person whose voting interest in a listed company attains, exceeds or falls below 5%, 10%, 25%, 50% or 75% through acquisition, sale or by other means, must provide written notice to the Company and to the Federal Financial Services Supervisory Authority (*Bundesanstalt für Finanzdienstleistungsaufsicht*) without undue delay, but no later than within seven calendar days of his or her voting interest attaining, exceeding or falling below the respective threshold. Such notice must also state the stockholder's current voting interest. The Company must publish this notice in an official national publication for statutory stock market notices approved by the stock exchanges in the Federal Republic of Germany without undue delay, but no later than nine calendar days following receipt of the notice. In connection with this requirement, the German Securities Trading Act contains several provisions designed to ensure that shareholdings are attributed to those persons who actually control the voting rights associated with the shares. For example, shares belonging to a company controlled by another are attributable to the controlling company, as are shares held by the first company for the controlling company's account or by a company controlled by the first company. If the above-mentioned notice is not provided, the stockholder is precluded from exercising the rights (including voting and dividend rights) attached to the shares for so long as such default continues. In addition, a fine may be imposed for the failure to comply with the notice requirements.

Equity Interests

The table below lists those of LANXESS AG's subsidiaries that have a book value of at least 10% of the LANXESS Group's stockholders' equity and/or which contribute at least 2% of the consolidated annual sales of the LANXESS Group or which are material for other reasons. The table also sets forth important information relating to these subsidiaries. As the annual financial statements for fiscal year 2003 were substantially affected by impairment charges, the percentage of Group net income (loss) generated by a subsidiary in fiscal year 2003 is not a meaningful measure of the subsidiary's materiality to the LANXESS Group. Therefore, for purposes of assessing the materiality of subsidiaries, the primary indicators were the subsidiary's book value as a percentage of the Group's stockholders' equity and the percentage of the LANXESS Group's external net sales generated by the subsidiary. In addition, companies were taken into account if they were regarded as material for other reasons. The classification was made on the basis of the Combined Financial Statements having regard to the respective legal structures or, with regard to subsidiaries that were not legally formed until 2004, having regard to the allocation of business activities under the relevant contractual agreements.

The Company will own, directly or indirectly, 100% of the capital stock of these subsidiaries once the Spin-off has been implemented. The book value of these holdings is taken from the financial statements of the LANXESS Group company that owns the equity interest (in most cases, LANXESS Deutschland GmbH). The earnings for the respective periods are taken from the financial statements and/or accounting systems prepared or in place in accordance with applicable national law.

Name, Registered Office	Area of Operations and Segment	Subscribed capital as of 30 Sept. 04	Book value of interests as of 30 Sept. 04 pursuant to IFRS	Reserves as of 30 Sept. 04 pursuant to IFRS	Company's receivables/ (liabilities) from/to subsidiaries as of 30 Sept. 04	Net income/ (loss) for the most recent fiscal year	Income from interests in fiscal year 2003
				(in thousands)			
LANXESS Deutschland GmbH, Leverkusen	Manufacturing and distribution All segments	€20,000	—[1]	€1,796,013	€0	—[2]	—[2]
LANXESS Corporation, Pittsburgh/Pennsylvania (U.S.A.)	Manufacturing and distribution All segments	U.S.$351,473	€119,841	$8,123	€197,762	—[2]	—[2]
LANXESS Elastomères S.A.S., Lillebonne (France)	Manufacturing and distribution Performance Rubber	€4,000	€0	€9,426	€0	€(16,206)	€0
LANXESS HOLDING HISPANIA, S. L., Barcelona (Spain)	Holding company All segments	€1,322	€18,871	€69,812	€0	—[2]	—[2]
LANXESS Inc., Sarnia, Ontario (Canada)	Manufacturing and distribution Performance Rubber	CAN$61,000	€37,074	CAN$74,770	€0	—[2]	—[2]
LANXESS International SA, Fribourg (Switzerland)	Distribution All segments	€640	€229,933	€41,535	€0	—[2]	—[2]
LANXESS N.V., Antwerp (Belgium)	Manufacturing and distribution Engineering Plastics and Performance Rubber	€38,863	€179,963	€99,133	€0	—[2]	—[2]
LANXESS Rubber N.V., Zwijndrecht (Belgium)	Manufacturing and distribution Performance Rubber	€3,350	€276,135	€79,862	€0	€24,339	€0
RheinChemie Rheinau GmbH, Mannheim	Manufacturing and distribution Performance Chemicals	€20,452	€26,716	€34,497	€0	€10,238	€0

1) LANXESS Deutschland GmbH will become a subsidiary of LANXESS AG when the Spin-off takes effect because the book value of the equity interest in LANXESS Deutschland GmbH will not be part of LANXESS AG's assets until then. The book value of the equity interest will be calculated based on the increase in the Company's capital stock associated with the contribution in kind.

2) The company was not legally established until fiscal year 2004, *i.e.*, in fiscal year 2003 it functioned merely as a shelf company with no operating business and its earnings were not connected with its current corporate purpose.

Information on the Governance Bodies of LANXESS Aktiengesellschaft

The governance bodies of the Company are the Board of Management (*Vorstand*), the Supervisory Board (*Aufsichtsrat*) and the Stockholders' Meeting (*Hauptversammlung*). The powers of these governance bodies are governed by the German Stock Corporation Act (*Akiengesetz*), the articles of association (hereinafter referred to as the "Articles") and the rules of procedure of the Board of Management and the Supervisory Board, both of which have yet to be adopted.

The Articles of the Company currently in effect, largely restated by the Extraordinary Stockholders' Meeting held on 1 December 2004, were amended by a resolution adopted at the Stockholders' Meeting held on 29 December 2004. The amendments will become effective only after the Spin-off has taken effect and the so-called status proceedings (*Statusverfahren*) with respect to the composition of the Supervisory Board, which are to be carried out subsequently, have been concluded. The amendments were essentially made in view of the Company's future stock exchange listing and the 16 member Supervisory Board to be formed in future in accordance with the German Co-Determination Act (*Mitbestimmungsgesetz*) of 1976. The following discussion refers to the version of the Articles in effect after the Spin-off has taken effect.

The Board of Management manages the business affairs of the Company in accordance with applicable law, the Company's Articles and the Board of Management's rules of procedure, which have yet to be issued. It represents the Company as against third parties.

The Board of Management must ensure that reasonable risk management and risk controlling are set up within the LANXESS Group, such that any developments that might jeopardise the continued existence of the Company are recognised at an early stage. Moreover, the Board of Management is obliged to report to the Supervisory Board on a regular basis — no less than quarterly — concerning the course of the business, in particular, the sales and the condition of the Company and its subsidiaries. At least once annually, the Board of Management must report on the planned business policy and other fundamental issues concerning the Company's and the Group's corporate planning. At the beginning of each fiscal year, the Board of Management must submit the annual corporate plan. In addition, the Board of Management must report to the Supervisory Board on transactions that might be of material importance to the Company's profitability or liquidity within a timeframe that enables the Supervisory Board to provide its opinion before the transactions are effected. In important cases, the Board of Management is obliged to report to the Chairman of the Supervisory Board. A transaction involving an affiliated company which could have a material effect on the Company's condition and of which the Board of Management has become aware is deemed to be an important case for these purposes. Pursuant to German law, individuals are prohibited from serving on a stock corporation's Board of Management and Supervisory Board at the same time.

The Supervisory Board appoints the members of the Board of Management and is entitled to dismiss them for good cause. The Supervisory Board advises the Board of Management with respect to the management of the Company's operations and supervises its management. Pursuant to the German Stock Corporation Act, the Supervisory Board is not permitted to manage the Company. Pursuant to the rules of procedure for the Supervisory Board, which are expected for the period following entry into effect of the Spin-off but which have not yet been adopted, the Board of Management must obtain the Supervisory Board's approval for specific transactions and measures, usually before the relevant transaction or measure is effected. The Supervisory Board's approval is generally not required for transactions conducted between the Company and its affiliated companies. The Board of Management must obtain the Supervisory Board's approval if it takes part in certain measures implemented by a company dependent on LANXESS AG.

The members of the Board of Management and Supervisory Board owe fiduciary duties and duties of care to the Company. In this respect, the members of these governance bodies must protect a broad range of interests, in particular, those of the Company, its stockholders, its employees and its creditors. Furthermore, the Board of Management must take into account the stockholders' rights to non-discrimination (*Gleichbehandlung*) and equal disclosure. Should the members of the Board of Management or the Supervisory Board breach their duties, they will be jointly and severally liable to the Company for damages. Insurance protection is in place for members of the Board of Management and the current Supervisory Board under a D&O insurance policy of the Bayer Group. For the period after the Spin-off takes effect, insurance protection will be in place under a new D&O insurance policy (see "*Information Concerning the Business of LANXESS — Insurance*").

A stockholder generally has no possibility of proceeding directly against members of the Board of Management or the Supervisory Board if the stockholder believes that the respective members have breached their duties towards the Company. Only the Company is entitled to demand damages from members of the Board of Management or the Supervisory Board. The Company may waive or settle compensation claims only after a period of three years has passed since the claim arose, and may do so only with the approval of the stockholders at the Stockholders' Meeting by a simple majority of votes cast and if no minority of stockholders, whose combined shares equal or exceed 10% of the capital stock, lodge an objection on the record.

Pursuant to German law, individual stockholders (as is the case for any other person) are not permitted to exert influence on the Company for purposes of causing a member of the Board of Management or the Supervisory Board to act to the detriment of the Company. Stockholders with a controlling influence may not use such influence to cause the Company to act against its own interests, unless the resultant detriment is compensated for. Any person who exercises his influence to cause a member of the Board of Management or Supervisory Board, a commercial attorney-in-fact (*Prokurist*) or an authorised representative to act to the detriment of the Company or its stockholders must compensate the Company and its stockholders for any resultant damage. In addition, the members of the Board of Management and of the Supervisory Board are jointly and severally liable if they have acted in breach of their duties.

Board of Management

Subject to the requirement in the Company's Articles that the Board of Management have at least two members, the number of members of the Board of Management is determined by the Supervisory Board. At present, the Company's Board of Management has four members. The Supervisory Board may appoint one member of the Board of Management as its Chairman and another member of the Board of Management as the Deputy Chairman. Holders of proxies for the members of the Board of Management may be appointed.

Members of the Board of Management are appointed by the Supervisory Board for a maximum term of office of five years. Reappointment or extension of the term of office, in each case for a maximum period of five years, is permissible. The current members of the Board of Management were appointed by the Supervisory Board of LANXESS AG on 2 September 2004 for a three-year term. On 6 December 2004, the appointments of 2 September 2004 were rescinded and the members of the Company's Board of Management were newly appointed on 7 December 2004 by virtue of a Supervisory Board resolution for a three-year term commencing when the Spin-off takes effect, but in any case expiring on 31 January 2008. The Supervisory Board may revoke, for good cause, the appointment of a member of the Board of Management prior to the expiry of his/her term of office, for example, in the event of a gross violation of duty or if the Stockholders' Meeting withdraws its confidence in the relevant member of the Board of Management.

Pursuant to the Company's Articles, the Board of Management may issue its own rules of procedure to the extent they are not issued by the Supervisory Board. It is anticipated that the Supervisory Board will adopt rules of procedure for the Board of Management prior to the Spin-off taking effect. Pursuant to these rules of procedure, resolutions of the Board of Management will be adopted by a simple majority of its members, unless applicable law or the Articles mandate other majorities. In the event a vote is tied, the Chairman will have the deciding vote.

The Company is represented by two Board of Management members acting jointly, or one Board of Management member acting jointly with a commercial attorney in fact.

The following individuals are currently members of the Company's Board of Management:

Dr. Axel Claus Heitmann (Chairman of the Board of Management) (45 years of age): After studying chemistry at the University of Hamburg and the University of Southampton (UK), Dr. Axel Claus Heitmann was awarded a science doctorate in 1988. In 1989, he joined Bayer AG. As part of a trainee programme, he held various positions between 1989 and 1991 in the Central Research Division and in the Applications Development and Manufacturing sections of the Rubber Business Group. After two years of management, he moved to Bayer UK Ltd., Newbury, Great Britain, as head of the Rubber Business Group's Bromsgrove site. In 1996, Dr. Axel Claus Heitmann became head of Manufacturing and Technology of Polymer Latex, which was the joint venture that had been newly-formed at that time by Bayer AG and Degussa AG. From March 1999 until 31 January 2002, he managed the Bayer subsidiary Wolff Walsrode AG. He then became the general manager of the Rubber Business Group of Bayer AG before being appointed to the Executive Committee of Bayer MaterialScience AG on 1 January 2002. Dr. Axel Claus Heitmann has been the Chairman of the Company's Board of Management since 2 September 2004.

Dr. Ulrich Koemm (member of the Board of Management) (54 years of age): After studying at the Technical University of Munich and being awarded a science doctorate, Dr. Ulrich Koemm initially worked as a scientist at the University of Kaiserslautern before being employed by Bayer AG in 1980 as a laboratory manager in Inorganic Chemicals research (AC). From 1983 until 1986, he was a research team leader and then — in AC Manufacturing — manager of the chrome plant and head of the fluorine department. In 1988, Dr. Ulrich Koemm joined Bayer S.A., Sao Paulo, Brazil, where he was responsible as the local general manager of the AC, LS and Pigments and Ceramics (PK) Business Groups. After returning to Bayerwerk Leverkusen, he was made head of manufacturing in the PK Business Group in 1992. In 1994, he was appointed head of manufacturing in the Inorganics Business Group (AI) and, in 1997, he was appointed head of the Inorganic Pigments Business Unit. In 1998, he became provisional head of the Inorganics Business Group. From April 1999 until mid 2002, he was general manager of the Coatings and Colorants Business Group(LS) of Bayer AG. Since 30 September 2003, Dr. Ulrich Koemm has been Chairman of the Board of Management of Bayer Chemicals AG, Leverkusen. As of the date the Spin-off takes effect, Dr. Ulrich Koemm will resign his office at Bayer Chemicals AG by agreement. Dr. Ulrich Koemm has been a member of the Company's Board of Management since 2 September 2004.

Dr. Martin Wienkenhöver (member of the Board of Management and Personnel Director) (48 years of age): Dr. Martin Wienkenhöver studied chemistry at the Westfälische Wilhelms University in Münster. After being awarded his science doctorate, he commenced his career in 1985 at Bayer AG as head of a development and formulating laboratory in the then-existing Dyes and Pigments Business Group. One year later he became a laboratory manager in dyes and pigments research. In 1998, Dr. Martin Wienkenhöver transferred to the Mobay Corporation, Pittsburgh, U.S.A., which was a U.S. Bayer subsidiary at that time, where he initially worked as group leader of research and development in the Dyes and Pigments Division and, from 1992, as the head of research and development in the Organic Products Division. In 1993, he returned to headquarters in Leverkusen where he initially headed dyes and pigments development and later worked as a key account manager in marketing. Thereafter, he was responsible for the Reactive Dyes Business Unit at DyStar Textilfarben GmbH, which was then a 50:50 joint venture between Bayer and Hoechst. In April 1999, he became general manager of the Basic and Fine Chemicals Business Group of Bayer AG. Since 30 September 2003, Dr. Martin Wienkenhöver has been a member of the Board of Management of Bayer Chemicals AG, Leverkusen. As of the date the Spin-off takes effect, Dr. Martin Wienkenhöver will resign his office at Bayer Chemicals AG by agreement. Dr. Martin Wienkenhöver has been a member of the Company's Board of Management since 2 September 2004.

Matthias Zachert (member of the Board of Management and Director of Finance (37 years of age): After being trained as an commercial assistant at former Mercedes Benz AG in Stuttgart, Matthias Zachert completed his studies in business administration from 1990 to 1995, specialising in finance, and spent time abroad in the United States and France. He then joined the young management programme of former Hoechst AG, where he was first appointed in 1996 as head of the IPO project for the carve-out of the pharmaceuticals business Hoechst Marion Russel (HMR). After holding other management positions at HMR, he was responsible in 1999 for integrating the finance departments of the pharmaceuticals companies HMR and Rhone-Poulenc

Rorer, which were consolidated into Aventis Pharma as a result of the merger between Hoechst and Rhone Poulenc. In January 2000, Matthias Zachert was appointed chief financial officer of the international region of this company, having its registered office in Paris. In summer 2002, he transferred to Kamps AG in Dusseldorf, as director of finance, where he was involved in that company's restructuring. Mr Zachert has been a member of the Company's Board of Management since 2 September 2004.

The members of the Board of Management may be contacted at the Company's business address.

The contracts with the members of the Board of Management provide for a three-year term commencing on the date the Spin-off takes effect.

In fiscal year 2004, the members of the Board of Management did not receive any remuneration from the Company. The remuneration paid to all current members of the Company's Board of Management by the companies of the Bayer Group totalled approximately €1,580,500. The Bayer Group has established pension provisions totalling €4,954,618 for members of the Board of Management.

After the Spin-off takes effect, the remuneration of the members of the Board of Management will be based on a compensation system that provides for a base salary and supplementary annual variable remuneration in the same amount. The total base salary of the members of the Company's Management Board will amount to €1,869,000 per year on the basis of the current agreements. The variable remuneration will be linked to the attainment of specified performance targets.

No sanctions for violation of domestic or foreign criminal or securities laws have been imposed on any member of the Board of Management in the past five years.

Dr. Ulrich Koemm and Dr. Martin Wienkenhöver currently hold 1,700 and 3,400 Bayer shares, respectively. Immediately after the Spin-off takes effect, they will hold 170 and 340 shares in LANXESS AG, respectively, in accordance with the allotment ratio. Dr. Martin Wienkenhöver currently also holds an option to acquire a small number of additional Bayer shares, which may be exercised from the beginning of 2005. The remaining members of the Board of Management currently do not hold any Bayer AG shares and, for this reason, will not hold any shares in the Company immediately after the Spin-off takes effect.

The Company currently has no loans outstanding to nor has it undertaken any guarantees or sureties on behalf of members of the Board of Management. During the current or prior fiscal years, the members of the Board of Management have not been and are not involved in any transactions outside the scope of business of the Company or in any transactions of an unusual nature, as regards either their form or substance, nor have they in earlier fiscal years been involved in any such unusual transactions that have not yet been fully concluded.

Supervisory Board

The Supervisory Board of LANXESS currently has three members who were elected by the hitherto sole stockholder, Bayer AG. Since LANXESS AG currently does not have any employees, the statutory provisions on co-determination relating to employee representation on the Supervisory Board do not yet apply, and no employee representatives are currently members of the Supervisory Board.

The current members of the Supervisory Board are Klaus Kühn, Cologne, Johannes Dietsch, Wermelskirchen, and Dr. Roland Hartwig, Odenthal. All Supervisory Board members hold various offices on supervisory bodies of companies affiliated with Bayer AG. Beyond this, they do not hold any other Supervisory Board offices. The current members of the Supervisory Board have, as agreed with the Company, resigned their office on expiry of the date on which the Spin-off takes effect, and no sooner, however, than upon expiry of 28 January 2005. On 29 December 2004, the hitherto sole stockholder, Bayer AG, appointed the following three persons as new Supervisory Board members, with effect from the day following the day on which the Spin-off takes effect, but no sooner than with effect from 29 January 2005: Dr. Rolf Stomberg, Hamburg, Dr. Friedrich Janssen, Essen and Mr Rainer Laufs, Kronberg.

The names and principal occupations of the members of the Supervisory Board of LANXESS Aktiengesellschaft who will serve on the Supervisory Board when the Spin-off takes effect are:

Name	Position	Additional Supervisory Board Appointments and Appointments at Comparable German and Foreign Supervisory Bodies of Business Enterprises
Dr. Rolf Stomberg	Chairman of the Board of Directors of Management Consulting Group plc, London	Member of the Supervisory Board of Deutsche BP AG, Hamburg Member of the Supervisory Board of Biesterfeld AG, Hamburg Member of the Board of Directors of Reed Elsevier plc, London, Great Britain Member of the Board of Directors of Smith & Nephew plc, London, Great Britain Member of the Supervisory Board of Reed Elsevier NV, Amsterdam, the Netherlands Member of the Supervisory Board of TPG Post Group, Amsterdam, the Netherlands Member of the Supervisory Board of Scania AB, Södertälje, Sweden
Dr. Friedrich Janssen	Member of the Board of Management of E.ON Ruhrgas AG, Essen	Member of the Supervisory Board of Gerling Versicherungs-Beteiligungs-AG, Cologne Member of the Supervisory Board of HDI Rechtsschutz Versicherungs-AG, Hanover Member of the Supervisory Board of STEAG AG, Essen Various appointments to the Supervisory Boards of companies associated with E.ON Ruhrgas AG, Essen Member of the Advisory Board of HDI Haftpflichtverband des Deutschen Industrie Versicherungsvereins auf Gegenseitigkeit, Hanover
Rainer Laufs	Former Chairman of the Board of Management of Deutsche Shell AG, Hamburg, currently an independent consultant	Member of the Supervisory Board of WCM Beteiligungs- und Grundbesitz AG, Frankfurt am Main Member of the Supervisory Board of Klöckner Werke AG, Duisburg

The appointment was made for the period ending upon the conclusion of the Stockholders' Meeting at which the actions of the Supervisory Board for the fiscal year ending 31 December 2004 are formally ratified.

Once the Spin-off takes effect, the provisions of the German Co-Determination Act of 1976 (*Mitbestimmungsgesetz* 1976) will apply with respect to the composition of the Company's Supervisory Board. The Company will employ its own employees. Furthermore, employees working at LANXESS Deutschland GmbH will be attributed to the Company. In the future, the Supervisory Board will consist of a total of 16 Supervisory Board members, eight of whom will be stockholder representatives, and eight of whom will be employee representatives. The stockholder representatives will be appointed by the stockholders at the Stockholders' Meeting in accordance with the provisions of the German Stock Corporation Act. The future election of the employee representatives will be constituted in accordance with the provisions of the German Co-Determination Act of 1976.

Because the statutory provisions hitherto applicable with respect to the composition of the Supervisory Board will change once the Spin-off takes effect, the Board of Management is obliged to conduct so-called "status proceedings" (*Statusverfahren*) pursuant to sections 97 *et seq.* of the German Stock Corporation Act immediately after the Spin-off takes effect. During the status proceedings, the Company's Board of Management will announce the new statutory provisions governing composition of the Supervisory Board. Provided there is no objection to the court having jurisdiction over the Company within one month of this announcement, the Supervisory Board of LANXESS AG will be composed in accordance with such provisions.

The future Supervisory Board members that have already been elected will remain in office even after the status proceedings. Their term of office will expire upon conclusion of the first Stockholders' Meeting of the Company called after the one-month period ends, but no later than six months following expiry of the period. A judicial appointment in accordance with the rules of the German Stock Corporation Act of the five stockholder representatives on the Supervisory Board not yet appointed is planned following expiry of the one-month period under the status proceedings. The same is planned with respect to all eight employee representatives on the Supervisory Board. Should the Court not establish the term of office of the court-appointed Supervisory Board members, the stockholder representatives' term of office will end upon election of the stockholder representatives by the Company's Stockholders' Meeting, and the term of office of the employee representatives will end upon completion of the election of the employee representatives in accordance with the provisions of the German Co-Determination Act of 1976. The new election of all stockholder representatives on the Supervisory Board is anticipated to occur at the Annual Stockholders' Meeting of the Company in 2005.

With a view to the expected status proceedings, the Company's Stockholders' Meeting already resolved on 29 December 2004, among other things, that the provisions of the Articles concerning the Company's Supervisory Board be amended in light of the different legal provisions governing composition of the Supervisory Board. The Board of Management was instructed to apply for registration of the amendments to the Articles in the Commercial Register after the Spin-off has taken effect and the one-month period under the status proceedings has expired without any objections.

Unless indicated otherwise below, the following description relates to the Supervisory Board and the Company's Articles after the adopted amendments to the Articles have been registered and the remaining stockholder representatives and all employee representatives have been judicially appointed.

The members of the Supervisory Board may be contacted at the Company's business address.

Unless the Stockholders' Meeting provides for a shorter term at the time of the election, the Supervisory Board members and, where applicable, their substitute members, will be elected in accordance with the Company's Articles and section 102 of the German Stock Corporation Act for the term ending on conclusion of the Stockholders' Meeting at which the actions of the Supervisory Board for the fourth fiscal year following commencement of the term (not counting the fiscal year in which the term commenced) are formally ratified.

If no elected substitute member is available, the election of a successor to a Supervisory Board member who leaves office before the expiry of his term of office will be valid for the remainder of the term of office of the vacating member, unless the Stockholders' Meeting stipulates a shorter term for the successor. At the time a Supervisory Board member is elected, a substitute may be appointed who will join the Supervisory Board if the Supervisory Board member leaves the board prematurely without any successor having been appointed. The term of office of any stockholder representative on the Supervisory Board who joins the Supervisory Board in this manner will expire no later than upon the expiry of the term of office of the vacating Supervisory Board member.

According to the Articles, any member of the Supervisory Board may resign his office without cause upon written two weeks' notice sent to the Chairman of the Supervisory Board or to the Board of Management. Dismissal of a stockholder representative on the Supervisory Board requires a majority of no less than three quarters of the votes cast. According to the rules of procedure of the Supervisory Board, which have yet to be adopted, the term of office of a Supervisory Board member shall in any event expire upon the conclusion of the Stockholders' Meeting following the 72nd birthday of the relevant Supervisory Board member.

The Supervisory Board will elect from its midst a Chairman and a Deputy Chairman in accordance with section 27 paragraphs 1 and 2 of the German Co-Determination Act of 1976. Unless a shorter term of office is stipulated at the time of their election, the term of office of the Chairman and the Deputy Chairman shall be equivalent to their term of office as member of the Supervisory Board. The election will be held following the Stockholders' Meeting at which the stockholder representatives on the Supervisory Board to be elected by the Stockholders' Meeting have been appointed; there is no special notice requirement for such meeting. Should the Chairman or his Deputy prematurely leave office, the Supervisory Board shall elect a successor at its next meeting.

The Supervisory Board Chairman is responsible for calling and chairing Supervisory Board meetings. The Supervisory Board has a quorum if no less than half of the members of which it is to be comprised in total participate in adopting the relevant resolutions. A member will also be deemed to have participated in the adoption of a resolution if he or she abstains during the vote.

The Supervisory Board can adopt resolutions by simple majority of the votes cast, unless applicable law prescribes other majorities. Should a vote on the Supervisory Board result in a tie, then the Chairman of the Supervisory Board will have two votes in a new election on the same issue that is the subject of the resolution and such vote again results in a tie. The Deputy Chairman of the Supervisory Board does not have a second vote.

According to the Company's Articles, the Supervisory Board issues its own rules of procedure. There are plans for the hitherto-serving Supervisory Board to issue its own rules of procedure before the Spin-off takes effect, which rules are to comply with the provisions of the German Corporate Governance Code.

According to the Articles of the Company currently in effect, the members of the Supervisory Board each receive fixed annual remuneration in the amount of €5,000, in addition to the reimbursement of their expenses. According to the Articles that will be in effect for the period after the Spin-off takes effect, the members of the Supervisory Board will be reimbursed for their expenses and will also receive fixed annual remuneration of €30,000. The remuneration for the Chairman will be three times this amount, and that of the Deputy Chairman one and one half times that amount. Any Supervisory Board members who are members of a committee will additionally receive one quarter of the mentioned remuneration, while Supervisory Board members who chair a committee will further receive an additional quarter of such remuneration. In any event, however, the maximum amount a given member of the Supervisory Board is to receive is three times the annual remuneration of €30,000. The Company will reimburse the Supervisory Board members for any expenses incurred in exercising the duties of their office, including any value added tax imposed on remuneration and reimbursement of expenses.

In fiscal year 2004, the current Supervisory Board members did not receive any separate remuneration for their work.

No sanctions for violation of domestic or foreign criminal or securities laws have been imposed on any of the current or the already elected three future members of the Supervisory Board in the past five years.

The future Supervisory Board member Dr. Stomberg currently holds 2,000 Bayer shares. Immediately after the Spin-off takes effect, he will hold 200 shares in LANXESS AG in accordance with the allotment ratio.

The Company currently has no loans outstanding to nor has it undertaken any guarantees or sureties on behalf of the current and the already elected future Supervisory Board members. During the current or prior fiscal years, the current and already elected future members of the Supervisory Board have not been and are not involved in any transactions outside the scope of business of the Company or in any transactions of an unusual nature, as regards either their form or substance, nor have they in earlier fiscal years been involved in any such unusual transactions that have not yet been fully concluded.

Stockholders' Meeting

The Stockholders' Meeting is held at the Company's registered office or in a German municipality having more than 100,000 inhabitants. Each no-par share is entitled to one vote at the Stockholders' Meeting.

According to corporate law, resolutions of fundamental significance require, in addition to a majority of votes cast, a majority of no less than three quarters of the capital stock represented at the adoption of the relevant resolution. Resolutions of fundamental significance include specifically:

- capital increases where subscription rights are excluded;
- capital reductions;
- the creation of authorised or conditional capital;
- split-up or a spin-off as well as the transfer of the Company's entire assets;

- the conclusion of inter-company agreements (in particular, control and profit and loss transfer agreements);
- a change in the Company's legal structure; and
- dissolution of the Company.

The Stockholders' Meeting may be called by the Board of Management, the Supervisory Board or by stockholders whose shares together constitute 5% of the capital stock. If it is in the Company's best interest, the Supervisory Board must call a Stockholders' Meeting. The Annual Stockholders' Meeting will be held within the first eight months of each fiscal year. According to the Company's Articles in effect for the period after the Spin-off takes effect, those stockholders who deposit their shares during business hours no later than the seventh day prior to the date of the Stockholders' Meeting with the Company, a German notary, a central depository for securities or another depositary specified in the notice of the Stockholders' Meeting and who leave them there until the conclusion of the Stockholders' Meeting are entitled to participate in the Stockholders' Meeting and to exercise their voting rights. The shares shall also be deemed to have been deposited with one of the above mentioned depositaries if, with the consent of such depositary, the shares are held for their account in a blocked bank account until the conclusion of the Stockholders' Meeting.

Neither German law nor the Company's Articles restrict the right of foreign stockholders or stockholders who are not residents of Germany to hold shares or to exercise the voting rights attached thereto.

Business Transactions and Legal Relationships with Related Parties

Business Transactions and Legal Relationships with the Bayer Group

Spin-off and Acquisition Agreement between LANXESS AG and Bayer AG

On 22 September 2004, Bayer AG and LANXESS AG entered into a notarised spin-off and acquisition agreement. This agreement sets forth the assets and liabilities to be spun off and governs details of the transfer of certain of Bayer AG's assets and liabilities (in particular, the entire equity interest in LANXESS GmbH) to LANXESS AG and of the shares in LANXESS AG issued to Bayer AG stockholders in return for the transfer. The Stockholders' Meetings of Bayer AG and LANXESS AG on 17 November 2004 and 21 December 2004, respectively, approved the spin-off and acquisition agreement. The Spin-off will become effective once it is registered in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court of Cologne (*Amtsgericht Köln*). The Board of Management of LANXESS AG anticipates that the registration will occur on 28 January 2005 (for more details concerning the Spin-off and the actions taken in preparation therefor, see "*Further Details and Explanation of the LANXESS Spin-off*").

Master Agreement between LANXESS AG and Bayer AG

On 22 September 2004, at the same time, Bayer AG and LANXESS AG entered into a master agreement which forms an integral part of the spin-off and acquisition agreement. Pursuant to the Master Agreement, both parties intend, among other things, to ensure the combination of the chemicals and polymers activities in LANXESS GmbH and its subsidiaries and that certain minimum standards will be observed in such combination, to conclusively determine the apportionment of liability as between LANXESS and the Bayer Group in the areas of environment, antitrust and product liability, and establish certain reciprocal rules of conduct and duties of cooperation for the period following the Spin-off.

Combination of the major parts of the chemicals and parts of the polymers activities

The combination of the chemicals and polymers activities in LANXESS GmbH and its subsidiaries was implemented by means of a number of individual measures both in Germany and abroad (see "*Further Details and Explanation of the LANXESS Spin-off*"). Thus, in particular, Bayer Chemicals AG and Bayer MaterialScience AG were spun off to LANXESS GmbH, and the foreign business was transferred to subsidiaries of LANXESS GmbH using legally different methods. The catch-all provisions of the Master Agreement were intended to ensure, above all, that the LANXESS Group would in fact be established by means of the individual measures taken and also that certain principles and minimum standards would be observed. The objective is to ensure the worldwide ability to function of LANXESS.

Apportionment of liability as between LANXESS and the Bayer Group

The master agreement also contains general provisions governing the apportionment of liability as between LANXESS and Bayer Group. Pursuant to these provisions, LANXESS AG and its affiliated companies (as defined in section 15 of the German Stock Corporation Act ("AktG")) are liable *vis-à-vis* the Bayer Group only for those liabilities existing at the time the Spin-off takes effect and that were allocated to them in the context of the measures taken to combine the chemicals and polymers activities. The equivalent applies to Bayer AG and its affiliated companies (section 15 AktG). Furthermore, LANXESS AG and Bayer AG have entered into additional agreements concerning the apportionment of liability as between themselves in other areas (for example, with respect to the preparation of the Combined Financial Statements).

With regard to liability for environmental contamination and antitrust violations as well as product liability, the master agreement provides the following special rules regarding the apportionment of liability as between the contracting parties:

Environmental contamination

With respect to liability for environmental contamination of real property which was caused or arose before 1 July 2004, the master agreement generally provides for liability based on the condition of the properties used by the relevant contracting party or its affiliated companies (section 15 AktG) on or before 1 July 2004 (*Zustandshaftung*). To this extent, that contracting party is generally required fully to indemnify the other contracting party and its affiliated companies (section 15 AktG) for any liability arising out of public and private law. The master agreement also contains individual elements of the principle of causation-based liability (*Verursachungshaftung*). If, for example, a party can provide evidence that the environmental contamination was caused by property used by the other party on 1 July 2004, the former party is exempt from liability as between the parties. As regards particular properties, the parties provided for a different apportionment of liability as between themselves. LANXESS will also be liable for environmental contamination in connection with certain sold companies, operations and plants in accordance with the relevant purchase and acquisition agreements.

The master agreement caps LANXESS' liability for environmental contamination of real property caused prior to 1 July 2004 at €350 million. However, in simplified terms, this liability cap applies only to remedial action ordered, agreed upon or actually carried out by 31 December 2009. Otherwise, LANXESS AG and its affiliated companies (section 15 AktG) bear unlimited liability for environmental contamination.

Antitrust violations

Pursuant to the master agreement, LANXESS is generally liable *vis-à-vis* the Bayer Group for all obligations and liabilities arising from antitrust violations which are allocable to the business activities of LANXESS. Conversely, the Bayer Group will be liable *vis-à-vis* LANXESS for any obligations and liabilities arising from antitrust violations which are allocable to its business activities. Pursuant to the master agreement, the liable party must reimburse the other party for any expenses incurred as necessary to discharge the antitrust liabilities.

The master agreement contains special provisions governing antitrust proceedings and civil litigation in connection with products of the former Bayer AG Rubber business unit that are now allocated to the LANXESS Group. If, prior to 1 July 2004, regulatory proceedings had at least been commenced or if a company had taken steps before an antitrust authority with a view to commencing proceedings, LANXESS will bear 30%, and the Bayer Group 70%, of any liability resulting therefrom. The LANXESS Group's liability in such proceedings is generally limited to a total of €100 million. In addition, any tax disadvantages arising thereby due to limited deductibility for tax purposes are to be reimbursed. Reimbursement payments will be limited to €50 million per calendar year. Costs of external assistance in these antitrust proceedings are likewise shared between the parties on a 30:70 basis but will not count towards the liability cap.

Product liability

The master agreement also contains provisions governing the apportionment of liability as between LANXESS and the Bayer Group in respect of product liability claims brought by third parties. Pursuant to these provisions, LANXESS is liable *vis-à-vis* the Bayer Group for any and all product liability claims arising from or connected with defective products which those of its businesses active as of 1 July 2004 introduced into the market prior to the taking effect of the Spin-off. The Bayer Group is liable for any product liability claims relating to other products which were introduced into the market prior to the taking effect of the Spin-off. The master agreement provides special provisions in respect of apportionment of liability for products of certain sold companies, operations, factories and plants.

Scope of application

The geographical scope of the master agreement extends directly to all worldwide business activities of LANXESS but generally not to the business activities in the United States. However, antitrust liability and environmental contamination allocable to LANXESS operations located in the United States will count towards the relevant liability caps. As regards the operations of

LANXESS located in the United States, agreements for the formation of LANXESS, particularly with respect to the transfer of the LANXESS business activities, were entered into with companies of the Bayer Group. To the extent the terms of these agreements are not entirely congruent with all the terms of the master agreement, Bayer AG and LANXESS AG have committed themselves, in the case of any material deviations, to ensure that the agreements in the United States are modified to reflect the fundamental provisions of the master agreement. The parties are currently making the relevant modifications.

Convertible Bond issued by LANXESS AG to Bayer AG

On the basis of the resolution adopted by its Stockholders' Meeting on 15 September 2004, LANXESS AG issued to Bayer AG a convertible bearer bond with a nominal value of €200 million, divided into 2,000 individual bonds each with a nominal value of €100,000 and a maturity date of 15 September 2007 (hereinafter referred to as the "Convertible Bond").

Under the terms of the Convertible Bond, LANXESS AG is obliged to pay 6% annual interest. However, since interest payments must be made on a quarterly basis, the effective interest rate is 6.136%. Nevertheless, LANXESS AG is entitled under certain conditions to defer interest payments until the final maturity date of 15 September 2007, in which case the deferred interest payments, together with any interest accrued thereon, will be payable upon exercise of the conversion right. LANXESS AG's obligations arising under the Convertible Bond to pay the principal and interest as well as all other amounts arising under the individual bonds will be subordinated to the senior and non-subordinated claims of all other creditors of LANXESS AG.

The bondholder — currently Bayer AG — may convert the Convertible Bond into shares in LANXESS AG between 20 July 2005 and 20 July 2007 (conversion right (*Wandlungsrecht*)). In addition, LANXESS AG is obliged to convert the Convertible Bond into shares on 15 September 2007 (conversion duty (*Wandlungspflicht*)). Save in exceptional cases, the Convertible Bond is not redeemable in cash.

The conversion ratio — *i.e.*, the number of shares to be delivered by LANXESS AG upon conversion of the individual bonds — is contingent upon the arithmetic average of the volume-weighted daily closing prices of the LANXESS shares as quoted on the XETRA-System of Deutsche Börse AG for the 20 successive trading days ending on the third trading day immediately preceding the mandatory conversion date (15 September 2007) or, in the event of the exercise of the conversion right, the day the conversion right is exercised, rounded to the nearest whole cent ("Reference Share Price"), which is calculated as follows: If the Reference Share Price is less than or equal to the arithmetic average of the volume-weighted average closing prices of the LANXESS shares as quoted on the XETRA-System of Deutsche Börse AG on the first ten trading days of the LANXESS Shares beginning on and including the day of their initial listing, rounded to the nearest whole cent ("Initial Share Price"), the conversion ratio will be calculated by dividing the nominal amount of the individual bond by the Initial Share Price. If the Reference Share Price is greater than or equal to the Initial Share Price multiplied by 1.15 ("Conversion Price"), the conversion ratio will be the number of shares that result from dividing the nominal value of the bond by the Conversion Price. If the Reference Share Price is neither less than or equal to the Initial Share Price nor greater than or equal to the Conversion Price, the conversion ratio will be the number of shares that result from dividing the nominal value of the bond by the Reference Share Price. The Initial Share Price and the Conversion Price will be adjusted in the event that LANXESS AG undertakes certain capitalisation measures and provided that LANXESS AG does not make use of other options.

In a joint letter dated 15 September 2004, Deutsche Bank Aktiengesellschaft and Morgan Stanley & Co. International Limited have confirmed that the interest rate of the Convertible Bond and the conversion premium as set out in the terms and conditions of the Convertible Bond are broadly consistent with those of similar instruments that exist in the international capital markets.

Should Bayer AG hold the Convertible Bond, either in whole or in part, at the time the conversion right is exercised or the conversion duty arises, it will obtain an ownership interest in LANXESS AG. The extent of the ownership interest will significantly depend on the percentage of the Convertible Bond that Bayer AG still holds and on the Initial Share Price and Reference

Share Price of the LANXESS shares at the time. In the Joint Spin-off Report prepared in connection with the Spin-off, Bayer AG stated that, in the event of a conversion, it does not intend to retain, for the long term, the LANXESS Shares to which it will become entitled.

Supply and Service Relationships

Overview

Extensive global business relationships are in place between LANXESS AG and the Bayer Group. The Company estimates that in 2005 the Bayer Group will supply approximately €0.5 billion worth of goods and services to LANXESS Group companies. This figure does not include services provided by Bayer Industry Services GmbH & Co. OHG (BIS) and its subsidiaries. In 2005, LANXESS anticipates that it will obtain approximately €0.5 billion worth of site-specific services at the chemical park sites from this company (including its subsidiaries). Furthermore, the Company estimates that in 2005 the Bayer Group will purchase goods and services in the amount of approximately €0.7 billion from LANXESS Group companies. Most of these goods and services will be supplied to the Bayer MaterialScience and Bayer CropScience subgroups.

In a number of countries in which LANXESS does not have its own foreign affiliates, it conducts its local distribution through Bayer Group companies. The Company anticipates that sales realised in this manner will amount to approximately €0.7 billion in 2005. Conversely, companies within the LANXESS Group distribute Bayer Group products in some countries on the basis of commercial agency and exclusive dealer arrangements. These sales will, however, not be significant.

The material individual supply and service relationships between LANXESS and the Bayer Group are as follows:

Framework agreements for the supply of goods and services

Framework agreements between LANXESS GmbH, on the one hand, and Bayer MaterialScience AG, Leverkusen, Bayer CropScience AG, Monheim, Bayer HealthCare AG, Leverkusen, Bayer Industry Services GmbH & Co. OHG, Leverkusen, Bayer Technology Services GmbH, Leverkusen, and Bayer Business Services GmbH, Leverkusen, respectively, on the other hand, form the basis for the majority of the supply and service relationships.

The framework agreements generally — and to varying degrees — contain so-called "sunk costs" provisions (*Remanenzkostenregelungen*) (in many cases staggered) and "take-or-pay" provisions. Under these provisions, in the event of a termination of the agreement or if the quantities purchased are less than the minimum agreed amount, the customer must reimburse the supplier for any fixed costs which cannot be directly defrayed or reduced upon termination of the agreement or in the event of a shortfall in the quantities purchased. Moreover, the framework agreements contain provisions as to limitation of liability according to amount and type of loss.

Supply and Service Relationships between LANXESS GmbH and companies of the Bayer MaterialScience Subgroup

The framework supply agreements and the framework agreement for the provision of services between LANXESS GmbH and Bayer MaterialScience AG have been entered into for an indefinite term. The framework agreement for the provision of services may be terminated on an annual basis; the framework supply agreements may not be terminated prior to 31 December 2009. This does not preclude shorter terms for individual supply and service relationships.

Individual agreements in accordance with the framework supply agreement between LANXESS GmbH and Bayer MaterialScience AG

The following individual agreement as well as, in particular, other individual agreements in respect of 1. 6-hexanediol, phthalic anhydride, polybutylene terephthalates, trimethylol propane and the conversion of nitrobenzol into aniline have been concluded and appended to the framework supply agreement between LANXESS GmbH and Bayer MaterialScience AG.

Adipic acid

The most significant individual agreement in terms of sales is the supply agreement between LANXESS GmbH and Bayer MaterialScience AG in respect of adipic acid. Pursuant to this agreement, Bayer MaterialScience is obliged to purchase a bulk of its requirements for adipic acid as the minimum contractual quantity through LANXESS GmbH. The agreement expires on 31 December 2009.

Framework supply agreement between Bayer MaterialScience AG and LANXESS GmbH

Significant individual agreements have been concluded on the basis of the framework supply agreement between Bayer MaterialScience AG and LANXESS GmbH, in particular in respect of the supply of aniline, azeotrope nitric acid and polycarbonate by Bayer MaterialScience AG to LANXESS GmbH. An individual agreement in respect of the supply of formaldehyde with a five-year term is currently being negotiated.

Agreements outside the scope of the framework agreements

Agreements outside the scope of the framework agreements between LANXESS GmbH and Bayer MaterialScience AG include an agreement to supply products for the leather, paper and textile industries as well as agreements for contract manufacturing in respect of polybutylene and polybutylene terephthalate compounds (Bayer MaterialScience to LANXESS) and polycarbonate/ABS-blends (LANXESS to Bayer MaterialScience). In addition, there are the following material contracts for the supply of goods and services.

ABS-intermediates

A supply agreement in respect of ABS-intermediates has been concluded between various LANXESS companies and certain companies of the Bayer MaterialScience subgroup. Under this supply agreement, the contracting Bayer parties agree to purchase ABS-powder, ABS-pre-compounds, bulk-ABS and SAN exclusively from the LANXESS contracting parties. The agreement has a minimum term ending on 31 December 2007 and provides for a right of extraordinary termination by the contracting Bayer parties in the event that the LANXESS business activities to which the ABS-Intermediates activities are allocable are transferred to a third party outside the LANXESS Group which is in direct competition with the contracting Bayer parties.

Alphamine (1, 5-naphthylenediamine)

As of 1 February 2005, an individual and a supplemental agreement is anticipated to take effect between LANXESS GmbH and Bayer MaterialScience AG, pursuant to which Bayer MaterialScience AG will be obliged to purchase from LANXESS GmbH specified minimum quantities of alphamine (1, 5-naphthylenediamine) accounting for a large part of its requirements. A formula will be used to calculate the supply price per unit. The agreement is expected to have a binding minimum term which expires on 31 December 2015 and to include a provision in respect of sunk costs. In order to assure the supply to Bayer MaterialScience AG of alphamine (1, 5-naphthylenediamine), it will be entitled to acquire the intellectual property rights to the alphamine manufacture on the termination of the agreement or shutdown of the plants. In the event of a sale by LANXESS of the plants, the alphamine business, or the related intellectual property rights by LANXESS, Bayer MaterialScience AG will be granted a purchase right to the respective object of sale. These agreements will replace the agreement between LANXESS GmbH and Bayer MaterialScience AG concerning the supply of alphamine (1, 5-naphthylenediamine).

Electrolysis products (chlorine, sodium hydroxide, hydrogen and hydrochloric acid)

Pursuant to a supply contract between Bayer MaterialScience AG and LANXESS GmbH, Bayer MaterialScience AG is obliged to supply certain minimum quantities of chlorine, sodium hydroxide, hydrogen and technically-distilled hydrochloric acid. In return, LANXESS GmbH is obliged to supply Bayer MaterialScience AG with certain minimum quantities of hydrochloric acid and saline solution. The term of the agreement expires on 31 December 2009.

Contract manufacturing of electronics chemicals

A contract manufacturing agreement in respect of certain electronics chemicals is in place between LANXESS GmbH and H.C. Starck GmbH, pursuant to which H.C. Starck GmbH is obliged to purchase a portion of its total requirements with regard to individual products from LANXESS GmbH, which portion will decrease over the term of the agreement. The agreement has a minimum term ending on 31 December 2009. The agreement may also be terminated early if the parties fail to reach an agreement on requisite price adjustments. However, in this case, H.C. Starck GmbH is obliged to reimburse to LANXESS GmbH the relevant sunk costs.

Supply and transport of carbon monoxide

The agreement in respect of the supply of carbon monoxide entered into by Bayer AG and Messer Griesheim GmbH in 1999 and having a term of 15 years was assigned to Bayer MaterialScience AG in the context of the 2002 carve-out of Bayer AG's chemicals and polymers business areas into independent companies. Bayer MaterialScience AG subsequently entered into an individual agreement with Bayer Chemicals AG, a legal predecessor to LANXESS GmbH, in accordance with the framework agreement between both parties in respect of the supply and transport of carbon monoxide at the Dormagen site. In proportion to its share of the quantities, Bayer Chemicals AG (and thus LANXESS GmbH) will assume the arrangements made in the agreement with Messer Griesheim GmbH and will therefore be deemed, as between LANXESS GmbH and Bayer MaterialScience AG, as if it were a contracting partner of Messer Griesheim GmbH.

Polychloroprene

This agreement relates to polychloroprene in both solid and liquid form. Pursuant to the agreement, LANXESS GmbH supplies Bayer MaterialScience AG with a stipulated annual minimum quantity of polychloroprene. The agreement is binding upon the parties until 31 December 2009. Each party has a right of extraordinary termination if the other party transfers the business unit to which the respective products are attributable to a third party outside the LANXESS Group or outside the Bayer Group, which transferee also operates in the production or sale of polychloroprenes. Bayer MaterialScience AG has a right of extraordinary termination subject to an obligation to compensate for any sunk costs, provided that Bayer MaterialScience AG was not in a position during the prior calendar year to purchase a defined percentage of the agreed minimum quantity.

Supply and Service Relationships between LANXESS GmbH and companies of the Bayer CropScience subgroup

The framework supply agreements which are currently still being negotiated as between LANXESS GmbH and Bayer CropScience AG are anticipated to be for indefinite terms. These agreements provide for minimum contract quantities and take-or-pay rules. They may not be terminated before 31 December 2009. This does not preclude the possibility of shorter terms for individual supply relationships. Provisions governing sunk costs have also been provided for in individual cases.

Individual agreements in accordance with the framework supply agreement between LANXESS GmbH and Bayer CropScience AG

Individual supply agreements will be concluded on the basis of the contemplated framework supply agreement between LANXESS GmbH and Bayer CropScience AG in respect of the supply by LANXESS GmbH of the following to the companies of the Bayer CropScience subgroup: 1, 2-propylendiamin, 3-trifluormethylacetophenon, 3, 5-dichlorphenyl isocyanate and benzylamine.

Agreements outside of the scope of the framework agreements

The following are significant agreements for the supply of goods and services which are not within the scope of the framework agreements between LANXESS GmbH and Bayer CropScience AG:

Distribution agreement in respect of active ingredients

Bayer CropScience AG and LANXESS GmbH have entered into a distribution agreement relating to chemical substances used in material protection. Pursuant to this agreement, Bayer CropScience AG has granted LANXESS GmbH the exclusive right to distribute defined products in its own name and for its own account. In return, LANXESS GmbH is obliged to use, in defined areas of application, exclusively products obtained from Bayer CropScience AG, provided that Bayer CropScience AG is able to supply an appropriate product for the application in question. Bayer CropScience AG has also granted LANXESS GmbH the right to use, free of charge, certain Bayer CropScience AG trademarks for sales and distribution purposes. The agreement has a minimum term which expires at the end of 2009. Should a third party outside the LANXESS Group and in competition with Bayer CropScience AG or one of its subsidiaries gain control over LANXESS GmbH or its material protection business, Bayer CropScience AG will have a right of extraordinary termination.

Agreement for the provision of regulatory services

In connection with the above-mentioned distribution agreement, the parties have entered into a service agreement. Pursuant to this agreement, Bayer CropScience AG is obliged to allow LANXESS GmbH access to data and registrations pertaining to certain chemical substances used for material protection for purposes of marketing such products and to provide corresponding services. In return, LANXESS GmbH is likewise obliged to allow access to its corresponding data and registrations should Bayer CropScience AG require these for areas of application outside the defined material protection applications. The agreement has the same term as the above-mentioned distribution agreement.

Supply and Service Relationships between LANXESS GmbH and companies of the Bayer HealthCare Subgroup

A framework agreement in respect of supplies to be made by LANXESS GmbH to Bayer HealthCare AG is to be concluded between LANXESS GmbH and Bayer HealthCare AG. The agreement will provide for a minimum term expiring on 31 December 2009.

LANXESS GmbH and Bayer HealthCare AG have entered into the following individual agreements intended to be in accordance with the framework supply agreement:

Moxifloxacin

LANXESS GmbH and Bayer HealthCare AG have concluded a supply agreement in respect of moxifloxacin, pursuant to which LANXESS GmbH is obliged, in 2005, to supply moxifloxacin and Bayer HealthCare AG is in return obliged to purchase a specified quantity of the product at a fixed price per unit. The agreement has a fixed term, which expires on 31 December 2005.

Agreement in respect of sunk costs

In the context of the relocation of moxifloxacin production from LANXESS GmbH to Bayer HealthCare AG, the latter is obliged to pay certain contractually-stipulated sunk costs.

Pyrrolopiperidine and trifluorchinoloncarbon acid

LANXESS GmbH and Bayer HealthCare AG have entered into agreements in respect of the supply of pyrrolopiperidine and trifluorchinoloncarbon acid, preliminary phase substances of the active ingredient moxifloxacin. Pursuant to these agreements, Bayer HealthCare AG is obliged to purchase specified minimum quantities of the products from LANXESS GmbH annually. The parties have agreed to index-linked prices dependent on the quantity supplied. The agreements have fixed terms, which expire on 31 December 2008.

Supply and Service Relationships between LANXESS GmbH and Bayer Industry Services GmbH & Co. OHG and its Subsidiaries

LANXESS and Bayer AG jointly use the chemical park sites in Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel. These are operated by Bayer Industry Services GmbH & Co. OHG ("BIS"), in which LANXESS GmbH holds a 40% interest (for a description of LANXESS GmbH's equity interest in BIS, see "— *LANXESS GmbH's equity interest in Bayer Industry Services GmbH & Co. OHG*").

LANXESS GmbH and BIS have entered into a framework agreement governing the provision of mandatory and elective services as defined in the framework agreement. The mandatory services (*Pflichtleistungen*) comprise infrastructure services in respect of, for example, the basic infrastructure of the chemical park sites, the electricity grid, the plumbing system, the site railway network, the port facilities, sewage treatment plants, plant security and other mandatory services. The agreement will apply for the same term as the site agreement for the chemical park sites. In principle, each party has the right to routinely terminate, either in whole or in part, any or all of the individual agreements concluded in accordance with the framework agreement in respect of elective services (*Wahlleistungen*), however not before 31 December 2006.

In addition to the previously-concluded individual agreements in respect of the supply of energy services described below, BIS and LANXESS GmbH will enter into, in particular, agreements in respect of environmental services, technical services, infrastructure services, security/environmental protection/regulatory approvals/chemical analysis and plant security in accordance with the above-mentioned framework agreement.

Energy services

BIS and LANXESS GmbH have entered into an agreement for the supply of steam, electricity, pressurised air, cooling air, natural gas, water for industrial use, nitrogen and oxygen to the chemical park sites at Leverkusen, Dormagen and Krefeld-Uerdingen. The agreement has a term of five years and an option to extend.

Agreement in respect of logistics services between Chemion GmbH and LANXESS GmbH

Chemion GmbH is a wholly-owned subsidiary of Bayer Industry Services GmbH & Co. OHG and provides logistics services, including tank farm-related services, to LANXESS GmbH. A corresponding agreement is being negotiated. It will primarily concern logistics services to be provided to the sites in the Lower Rhine region.

Supply and Service Relationships between LANXESS GmbH and Bayer Technology Services GmbH

On the basis of a series of individual contracts in accordance with a framework agreement in respect of the supply of goods and services, Bayer Technology Services GmbH provides LANXESS GmbH with engineering and procedural services, for example in the areas of process technology, materials technology, logistics, planning and construction of plants and process analysis technology. LANXESS GmbH is obliged to purchase contractually-prescribed minimum quantities of goods and services. Should the minimum quantities not be purchased, LANXESS GmbH will be obliged to pay compensation therefor. The agreement has a minimum term, which expires on 31 December 2008. Should LANXESS GmbH terminate the framework agreement upon due notice or fail, beginning in 2009, to meet the minimum quantity requirements prescribed for the year 2008, it will have to bear any sunk costs incurred by Bayer Technology Services GmbH in connection with the termination or the purchase shortfalls.

Supply and Service Relationships between LANXESS GmbH and Bayer Business Services GmbH

On the basis of a framework agreement entered into by Business Services GmbH and LANXESS GmbH, Business Services GmbH provides services in the areas of information technology, personnel management and consulting to LANXESS GmbH and LANXESS AG. The nature and scope of these services are specified in individual agreements. The framework agreement stipulates that, in the event of a premature termination of the agreement, LANXESS GmbH must bear any sunk costs. The framework agreement has a minimum term, which expires on 31 December 2010.

By means of an individual agreement entered into in accordance with the above-mentioned framework agreement, Bayer Business Services GmbH is obliged to provide services in respect of SAP applications, comprising both SAP software support and hardware services. The agreement has a term expiring on 31 December 2010. After a minimum three-year term and allowing for payments of sunk costs, the agreement may be terminated either in whole or in part.

Other significant individual contracts govern services in respect of IT operations (e.g., networks) and personnel systems.

Supply and Service Relationships between LANXESS N.V. and Bayer Antwerp N.V.

Until 31 December 2008, LANXESS N.V., Bayer Antwerp N.V. and Bayer International Comm.V. make up a so-called "technical operating entity" under Belgian law. LANXESS N.V and Bayer Antwerp N.V. entered into a framework agreement with an indefinite term which governs the reciprocal services provided by the contracting parties at the site. This framework agreement encompasses more than 50 service agreements with a total volume in excess of €50 million. The terms of most of the agreements, concurrent with the duration of the technical operating entity, expire at the end of 2008. The most sizeable individual agreement relates to the supply of energy, primarily steam, by LANXESS to the Bayer Group, which has a term expiring in February 2015.

Supply and Service Relationships between LANXESS Corporation and Bayer MaterialScience LLC and/or Bayer Corporate and Business Services LLC

Bayer MaterialScience LLC (BMS LLC) and LANXESS Corporation are parties to a framework agreement on certain production-relevant services at formerly joint sites. The framework agreement governs, among other things, the commercial and technical parameters of the services, damages and liability.

The key individual contracts ("term sheets") relate to:

- Services provided by BMS LLC for the production of maleic anhydride for LANXESS Corporation at the Bayer MaterialScience site in Baytown, Texas, U.S.A. The agreement has a term expiring on 2 January 2013.
- The sale of excess steam from the production of maleic anhydride to BMS LLC.
- Services provided by BMS LLC to LANXESS Corporation for the production of iron oxide-pigments at the Bayer MaterialScience site in New Martinsville, West Virginia, U.S.A. The agreement has a term expiring on 30 June 2007.

In addition, LANXESS Corporation and BMS LLC and/or Bayer Corporate and Business Services LLC (BCBS) have entered into framework agreements in respect of certain administrative, laboratory and warehousing services which BMC LLC or BCBS provides for LANXESS Corporation, primarily for the site in Pittsburgh, Pennsylvania, U.S.A. Of the great number of individual contracts ("term sheets"), those governing information services are the most important. Depending on the service covered, they typically have terms of one to six years.

Supply of styrene

Bayer MaterialScience LLC and LANXESS Corporation have entered into an agreement governing the supply of styrene. Pursuant to this agreement, LANXESS Corporation has agreed to purchase a contractually-prescribed minimum quantity of styrene from Bayer MaterialScience LLC. The agreement has a minimum term, which expires on 31 December 2005.

Agency agreements between LANXESS GmbH and companies of the Bayer Group

In a number of countries in which LANXESS is not represented through a foreign affiliate, local distributions are also consummated through companies of the Bayer Group (so-called "agency companies"). The agency companies function primarily as sales agents. In addition, some agency companies also sell a range of LANXESS products as independent distributors. The Company anticipates sales consummated through the agency companies to amount to approximately €0.7 billion in fiscal year 2005.

The mostly standardised contracts with the agency companies grant a right to market and sell in the respective regions. If products are sold as a result of an agency company's brokering efforts, the agency company will be paid a commission. LANXESS also has the right to make direct sales to customers. In the event of such sales, however, LANXESS also has to pay a commission to the relevant agency company. The agreements have been entered into for indefinite terms. They may be terminated as of 30 September 2005 and thereafter at the end of each calendar year. LANXESS also has the option of terminating the agreements with respect to certain products or product groups. The agreement provide for a right of extraordinary termination in the event that more than half the shares of a party are transferred to a third party outside the LANXESS or Bayer Group. In general, the agency companies have the right to post-termination compensatory claims in the event the agreements are terminated. The size of these claims will be based generally on the average total annual commissions generated as well as the average annual profits earned from the independent distribution business. In the event an agreement is terminated during the first year of its term, the agency company may in the alternative seek a compensatory payment based on sunk costs.

The companies of the LANXESS Group also distribute Bayer Group products on the basis of agency and distribution agreements, albeit to a lesser extent. Thus, for example, LANXESS has the sole distribution right for certain material protection products from the Bayer CropScience subgroup.

Addendum Tax Agreement between LANXESS GmbH and Bayer AG

On 14 October 2004, LANXESS GmbH and Bayer AG entered into an addendum tax agreement. This agreement governs the allocation of certain additional income tax charges which could result from measures taken to combine the chemicals and polymers activities in LANXESS GmbH. Under this agreement, if future income tax charges with respect to the current assets transferred to LANXESS GmbH increase as a result of a change in valuation applied by the tax authorities to the acquisition balance sheet which LANXESS GmbH filed for tax purposes, the present value of such additional charges will be split on a 50:50 basis between Bayer AG and LANXESS GmbH under certain conditions. Reduced tax charges on other balance sheet items will be treated on a standardised basis (see also "*Risk Factors — Risks relating to the Spin-off and Strategic Realignment of LANXESS — Tax consequences in connection with the Spin-off and the preparatory measures implemented for this purpose*").

Agreements on industrial property rights

In connection with the Spin-off transaction, the legal relations between the Bayer Group and LANXESS with respect to industrial property rights were reorganised.

In addition to other assets and liabilities, rights (including licences and expectancies) to certain domestic and foreign patents, utility patents, trademarks, domains, copyrights and registered designs as well as any applications for the registration of such rights, to the extent such rights affected the business activities that were spun off, were transferred by Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH by way of spin-off (see "*Further Details and Explanation of the LANXESS Spin-off — First Step — Combination of Major Parts of the Chemicals and Parts of the Polymers Activities*").

Pursuant to agreements dated 10 September 2004, Bayer AG also granted LANXESS GmbH the right to demand that certain industrial property rights (patents, utility patents, registered designs, trademarks and domains) be assigned or re-registered, to the extent such rights are solely or primarily allocable to those business activities transferred by Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH.

In addition, Bayer AG and Bayer MaterialScience AG, on the one hand, and LANXESS GmbH, on the other, entered into various licence agreements (all having the same date) for specific industrial property rights. The legal relationship between the Bayer Group and LANXESS, as regards these agreements, may be described as follows:

Patents, utility models and registered designs

LANXESS GmbH is entitled, within five years following the effective date of the Spin-off from Bayer AG, to demand the assignment and re-registration of industrial property rights (patents, utility patents and registered designs), which are primarily or solely allocable to the LANXESS business activities. Even prior to this date, LANXESS is entitled to use such industrial property rights.

As against Bayer AG and Bayer MaterialScience AG, LANXESS enjoys a partially exclusive, partially non-exclusive licence to use certain patents which were not assigned to LANXESS GmbH because they are allocable primarily to Bayer MaterialScience AG's remaining business activities, but which nevertheless are used by LANXESS GmbH. The licence is limited to LANXESS GmbH's business activities. In return, LANXESS GmbH has granted Bayer MaterialScience AG a partially exclusive and partially non-exclusive licence to certain patents which were assigned to LANXESS GmbH because they are allocable primarily to its business activities, but which nevertheless are also used by Bayer MaterialScience AG. The licence is limited to Bayer MaterialScience AG's business activities.

Pursuant to the spin-off and acquisition agreement between Bayer Chemicals AG and LANXESS GmbH, LANXESS GmbH was granted an exclusive, royalty-free and transferable licence to use those domestic and foreign industrial property rights (patents and utility patents) which, while relating to the chemicals activities transferred by Bayer Chemicals AG, are nevertheless primarily allocable to other operating areas of the Bayer Group. The above-mentioned licence to LANXESS GmbH is limited to the chemicals activities transferred by Bayer Chemicals AG.

Finally, Bayer AG and Bayer MaterialScience AG, one the one hand, and LANXESS GmbH, on the other hand, executed an option contract in which the parties have agreed under certain conditions to enter into negotiations with respect to granting non-exclusive patent licences. The licences may be used only with respect to the respective business activities conducted by the licensee.

Trademarks and domains

Bayer AG has granted LANXESS GmbH and its affiliated companies (section 15 AktG) a non-exclusive, worldwide, royalty-free and non-transferable licence to use all trademarks and/or trademark registration applications of the word mark "Bayer" and any trademarks containing the word "Bayer" or the "Bayer cross" symbol for a period of one year beginning on the date the Spin-off enters into effect. This licence is limited to the chemicals and polymers activities transferred by the Bayer Group to LANXESS GmbH and is granted for purposes of identifying the products manufactured or distributed and the services provided by LANXESS GmbH or its affiliated companies (section 15 AktG) and identifying its business names. After the expiry of this period, products that had already been manufactured by that date may be sold and distributed for two additional years under the relevant trademarks. Any domains containing the word "Bayer" will be maintained for an interim period.

Certain trademarks and trademark registration applications containing the word "Bay" were licensed by Bayer AG to LANXESS GmbH and its affiliated companies (section 15 AktG) on an exclusive and royalty-free basis for an indefinite period of time. These licences relate to the chemicals and polymers activities transferred by the Bayer Group to LANXESS GmbH.

With respect to other trademarks or trademark registration applications and domains which contain neither the word "Bayer" nor the letters, words or symbols "Bayer", the "Bayer cross" or "Bay" and which are allocable solely to LANXESS business activities, LANXESS GmbH is entitled to demand, within five years following the effective date of the Spin-off, that these industrial property rights be assigned to and re-registered in the name of LANXESS GmbH or one of its third-party designees. Even prior to this date, LANXESS is entitled to use such industrial property rights.

Land Purchase Agreement between LANXESS GmbH and Bayer AG

Pursuant to a notarised land purchase agreement dated 30 December 2004 between Bayer AG and LANXESS GmbH, Bayer AG sold land parcels from its real property at the chemical park sites in Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel to LANXESS GmbH, which parcels have not yet been surveyed. The land purchase agreement will enter into effect upon the expiry of the calendar day (anticipated to be 29 January 2005) following the day on which the Spin-off between Bayer AG and LANXESS AG is recorded in the Commercial Register (*Handelsregister*) for Bayer AG. The parcels for sale involve the vast majority of those areas that LANXESS GmbH had previously used at the above-mentioned sites. The properties are to be sold together with all rights and significant fixtures related thereto. Generally also included in the sale are any appurtenances relating to the relevant parcel as well as any operating equipment belonging to the parcels and buildings, to the extent that Bayer AG owns these items. Operating equipment, which does not qualify as significant fixtures, and appurtenances will not be sold with the property, however, to the extent beneficially owned by Bayer HealthCare AG, Bayer Chemicals AG, Bayer MaterialScience AG, Bayer CropScience AG, Bayer Industry Services GmbH & Co. OHG, Bayer Business Services GmbH or Bayer Technologies GmbH, unless they are intended to pass to LANXESS GmbH pursuant to the spin-off agreements concluded in September 2004 between Bayer Chemicals AG and LANXESS GmbH and between Bayer MaterialScience AG and LANXESS GmbH. The properties are sold subject to a disclaimer of liability by Bayer AG with respect to the size, quality and features of the parcels. Specifically, Bayer AG disclaims any liability for any latent or hidden qualitative defects. The net purchase price for the real property (including any buildings thereon, and the appurtenances and operating equipment sold therewith) totals €256 million. The purchase price was determined on the basis of an appraisal and is fixed. The purchase price will not be affected by any future surveys of individual parcels. Possession, use, risk and encumbrances, as well as general duties to maintain pedestrian and vehicular safety on the property, will pass to LANXESS GmbH when the land purchase agreement becomes effective. The conveyance of title in performance of the agreement will be made as soon as the relevant land register (*Grundbuch*) requirements are met, in particular, once the surveys of the parcels have been completed. Should the land register requirements to complete the conveyance of title not be met for legal reasons, either in whole or in part, Bayer AG and LANXESS AG have agreed to find an alternative solution which, in terms of the economic outcome, is as similar to a transfer of ownership as possible. Pursuant to the land purchase agreement, LANXESS GmbH and Bayer AG consider that a suitable alternative solution, in place of the transfer of title which cannot be carried out, would be to grant to LANXESS GmbH various easements to the properties sold, according to which LANXESS GmbH would be able to use the land for its own operating purposes to the exclusion of Bayer AG. In this case, the purchase price would be reduced in accordance with a specified procedure. To this extent, the parties have waived any rescission and damages claims.

Site agreement between LANXESS GmbH, Bayer Industry Services GmbH & Co. OHG and Bayer AG

On 30 December 2004, LANXESS GmbH and Bayer AG and Bayer Industry Services GmbH & Co. OHG ("BIS") entered into a site agreement relating to the chemical park sites at Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel. This agreement will enter into effect contemporaneously with the land purchase agreement, *i.e.*, upon the expiry of the calendar day following the day on which the Spin-off is entered in the Commercial Register (*Handelsregister*) for Bayer AG. LANXESS AG is also party to the site agreement, however only insofar as it accounts for the performance of the obligations of LANXESS GmbH under the site agreement.

The site agreement governs, among other things, the future use of chemical park land, as well as the buildings, plants, infrastructure facilities and other installations thereon. In this connection, the site agreement sets forth operating duties and establishes rules on environmental protection, plant security and prevention of hazards. Pursuant to the site agreement, the contracting parties also grant one another reciprocal status quo protection with respect to their respective uses of the site to date. In this context, each of the contracting parties has the right in future to continue the business activities in which they or their affiliated companies had previously been engaged on the chemical park sites and to continue the use of the land, buildings, plants and other installations in the current scope, and to do so both on their own property and on the property of the other contracting party. To the extent that Bayer AG or LANXESS AG have elected to discontinue their use of land, buildings, plants and other installations on the properties of the other party, they are generally subject to an obligation to demolish and remove the buildings, plants and installations previously used by them. BIS is obliged to demolish and remove the buildings, plants and other installations on certain of Bayer AG's properties.

The site agreement also contains provisions regarding future projects at the sites. Thus, the contracting parties must coordinate and agree, using a specified procedure, on future construction projects, installation of plants and changes in use, with the objective of avoiding any material harm being caused by the relevant projects to the other contracting parties' interest as a user of the site and of enabling the existence and orderly continued development of the chemical park site in future.

Furthermore, the site agreement governs the future role and responsibilities of BIS as the so-called "chemical park site operator" and prescribes its rights and duties in this connection. Pursuant to the site agreement, the companies of the Bayer Group and LANXESS Group must in future purchase certain services from BIS in its role as the chemical park site operator (so-called "mandatory services"). These services include primarily infrastructure services with respect to, for example, the basic infrastructure of the chemical park site, the electricity grid, the pipeline bridges and pipeline network, the railway and port infrastructure, the transfer and management of wastewater, as well as plant security and chemical park site documentation.

LANXESS GmbH's equity interest in Bayer Industry Services GmbH & Co. OHG

Since 1 July 2004, LANXESS GmbH has held a 40% interest in Bayer Industry Services GmbH & Co. OHG ("BIS"), which in turn holds all the shares of Chemion GmbH, a company affiliated through a profit (loss) transfer agreement. The remaining 60% interest in BIS is held by Bayer AG. LANXESS GmbH holds no shares in Bayer Industry Services Geschäftsführungs-GmbH, which serves as the management company handling the business affairs of BIS.

In connection with the LANXESS GmbH's equity interest in BIS, Bayer AG, Bayer Industry Services Geschäftsführungs-GmbH and LANXESS GmbH entered into an admission and shareholders' agreement (*Aufnahmevertrag und Gesellschaftervereinbarung*) on 17 September 2004.

Bayer AG and LANXESS GmbH also entered into a shareholders' agreement on 17 September 2004. On the basis of this agreement, LANXESS GmbH has the right to appoint a managing director of Bayer Industry Services Geschäftsführungs-GmbH as well as two members of the supervisory board of this company. Moreover, the parties agreed that LANXESS GmbH and its affiliated companies (section 15 AktG) should receive the services from BIS on terms and conditions that are no less favourable than those, which BIS grants to Bayer AG or any companies in which Bayer AG holds, either directly or indirectly, a majority interest.

On the basis of the BIS partnership agreement, LANXESS GmbH is entitled to certain voting, inspection and disclosure rights, which allow it to exert influence as a minority partner over BIS management. Thus, for example, a list of certain significant transactions may only be entered into by BIS with the approval of LANXESS GmbH. The partnership agreement furthermore imposes a non-compete covenant on LANXESS GmbH. According to this covenant, LANXESS GmbH and its affiliated companies (section 15 AktG) may not — either themselves or through others — engage in any business activities at the chemical park sites in Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel that compete with BIS business activities. Exceptions to these covenants primarily involve certain transactions required to meet the parties' own needs (specifically energy supply and procurement, water supply and ventilation or waste disposal, maintenance work and training services), business activities that had been conducted by LANXESS GmbH or its affiliated companies (section 15 AktG) on 1 July 2004 within the scope existing on that date and the leasing and marketing of LANXESS parcels on the chemical park sites.

Additional agreements

In addition, the following significant agreements are currently being negotiated or have already been executed between LANXESS and Bayer:

A so-called "shareholder agreement" is expected to be executed between LANXESS (Pty) Ltd., South Africa, Bayer (Pty) Ltd., South Africa, and Bayer Mining Holdings (Pty) Ltd., South Africa, and is intended to govern the rights of LANXESS (Pty) Ltd. and Bayer (Pty) Ltd. as the stockholders of Bayer Mining Holdings (Pty) Ltd.

At the end of 2004, LANXESS and the Bayer Group agreed to extend the payment dates with respect to the supply of selected goods and services by the Bayer Group to LANXESS. This payment extension covered a volume of approximately €130 million, scheduled on a rolling basis until the third quarter of fiscal year 2006.

The Management Boards at LANXESS AG and Bayer AG have reached an agreement that the sponsorship volumes attributable to LANXESS in fiscal year 2004 (€4.9 million) would be continued and progressively lowered from that level over the next three years — 75% in fiscal year 2005, 50% in fiscal year 2006 and 25% in fiscal year 2007. In this regard, a cooperation agreement is currently being prepared. Furthermore, the LANXESS Board of Management has announced its intention that, in regard to donation funding of non-profit company organisations, the donations made in fiscal year 2004 and attributable to LANXESS (€5 million) would be continued from 2005 until 2007 commensurately with the reductions made under the sponsorship programmes.

RheinChemie GmbH and Bayer MaterialScience AG are currently negotiating small portfolio adjustments. These adjustments relate to the reciprocal transfer of certain business activities relating to additives in the polyurethane chemicals area. The Company expects that the relevant agreements will be executed in the first half of 2005.

In connection with the €200 million Convertible Bond issued to Bayer AG, the Company entered into an agreement with Bayer AG, pursuant to which Bayer AG would initially waive a portion of the 6% interest owed to it under the Convertible Bond. The waiver is subject to a condition subsequent, namely, if and when the Spin-off enters into effect. As a matter of precaution, the rules concerning post-formation acquisitions (*Nachgründungen*) were observed.

An agreement is in place between Bayer AG and LANXESS GmbH on the basis of which Bayer AG, acting through the LANXESS Corporate Center established within Bayer AG, provides services to LANXESS GmbH that are allocable to the areas of activity of the LANXESS Corporate Center. The LANXESS Corporate Center is an independent organisational department of Bayer AG's Corporate Center in which the principal management and control functions of the LANXESS Group are combined and administered.

Business Transactions and Legal Relationships with Other Related Parties

Indemnification of Company Management Board Members

Pursuant to agreements entered into between Bayer AG and members of the Company's Board of Management, Bayer AG is obliged to indemnify the Management Board members with respect to possible personal liability for breach of the duties incumbent upon them as members of the Management Board. The obligation to indemnify relates, in particular, to breach of duty as to the use of financial information in connection with the Spin-off and the listing of the LANXESS shares. There is no duty to indemnify board members if the liability is based on a grossly negligent (*grob fahrlässig*) or intentional breach of duty. The fact that the financial information prepared by Bayer AG may not have been subjected to an otherwise customary intensive review constitutes neither gross negligence nor intentional breach. If and to the extent a claim for indemnity exists, Bayer AG will also forbear from taking action against the members of the Board of Management for breach of their employment or service contracts.

Positions on Supervisory or Management Bodies

The Company's Management Board members — Dr. Axel C. Heitmann, Dr. Ulrich Koemm, Dr. Martin Wienkenhöver and Matthias Zachert — hold various positions on the supervisory bodies of companies affiliated with LANXESS GmbH. In addition, Dr. Ulrich Koemm and Dr. Martin Wienkenhöver are members of the Bayer Chemicals AG (Leverkusen) Board of Management. At the close of the day on which the Spin-off enters into effect, both Board of Management members will resign amicably their offices in Bayer Chemicals AG.

The current Supervisory Board members continue to hold various positions on supervisory bodies of companies affiliated with Bayer AG.

Further Details and Explanation of the LANXESS Spin-off

In accordance with the concept for the strategic realignment of the Bayer Group resolved upon by the Board of Management of Bayer AG in November 2003, the Bayer Group will in future concentrate on its core business areas health, nutrition and high-tech materials, which are primarily driven by innovation and technology, through its subgroups Bayer HealthCare, Bayer CropScience and Bayer MaterialScience. The LANXESS Group, headed by LANXESS AG, will continue to operate the majority of the chemicals activities and approximately one third of the former polymers activities of the Bayer Group which are no longer part of the Bayer Group's strategic core business.

In simplified terms, the realignment of the Bayer Group is being implemented in two steps.

As a first step, implemented over the course of 2004, almost all of the chemicals and polymers activities to be continued within the LANXESS Group, including the foreign businesses and certain service and corporate center functions, were combined within LANXESS GmbH (which is currently 100% owned by Bayer AG) and its direct and indirect subsidiaries.

As a second step, the entire equity interest in LANXESS GmbH will be spun off into LANXESS AG pursuant to the German Transformation Act. As part of the transaction, Bayer AG stockholders will receive shares in LANXESS AG.

First Step — Combination of Major Parts of the Chemicals and Parts of the Polymers Activities

Spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG

The domestic business activities of the LANXESS Group originate almost entirely from Bayer Chemicals AG and Bayer MaterialScience AG. These business activities were transferred together with all rights and obligations to LANXESS GmbH by way of spin-offs (*Abspaltung zur Aufnahme*) pursuant to section 123 (2) No. 1 UmwG. In return therefor, Bayer AG was in each case granted one share in LANXESS GmbH. Each spin-off was executed with economic effect as of 1 July 2004.

In the case of Bayer Chemicals AG, the transfer was implemented pursuant to a Spin-Off and Acquisition Agreement concluded in September 2004 between Bayer Chemicals AG as transferring entity and LANXESS GmbH as acquiring entity. Such transfer covered the majority of the chemicals activities of Bayer Chemicals AG. Bayer Chemicals AG's equity interests in GE Bayer Silicones Verwaltungs GmbH, GE Bayer Silicones GmbH & Co. KG, DyStar Holding Inc. and Wolff Walsrode AG were not transferred.

In the case of Bayer MaterialScience AG, the transfer was implemented pursuant to the Spin-off and Acquisition Agreement concluded in September 2004 between Bayer MaterialScience AG as transferring entity and LANXESS GmbH as acquiring entity. The transfer covered the polymers activities of the strategic business units BR/Butyl, Technical Rubber Products, Rubber Chemicals, RheinChemie, Fibers, Semi-Crystalline Products and the ABS/SAN portion of the strategic business entity Styrenics of Bayer MaterialScience AG.

Both spin-offs took effect upon their registration in the Commercial Registers (*Handelsregister*) at the respective domiciles of Bayer MaterialScience AG and Bayer Chemicals AG on 30 September 2004.

In addition to the other current and non-current assets, Bayer Chemicals AG and Bayer MaterialScience AG transferred to LANXESS GmbH, in particular, any rights allocable to the relevant business activities (including rights of use and contingent rights) in domestic and foreign patents, utility models, trademarks, domains, copyrights and design patents and applications for such rights (hereinafter referred to as "Industrial Property Rights") as well as all rights in the Industrial Property Rights held by Bayer AG as trustee for Bayer Chemicals AG and Bayer MaterialScience AG. Furthermore, all rights in software allocated to the respective business activities — to the extent that these were not subject to any third-party rights — and all other know-how was transferred. In addition, new agreements governing the use of certain other Industrial Property Rights were executed between Bayer AG, Bayer Chemicals AG, Bayer

MaterialScience AG and the Bayer service companies, on the one hand, and LANXESS GmbH, on the other hand (see "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*").

In addition, the liabilities from operating activities allocable to the respective business activities, as well as certain financial obligations that were separately allocated, were also transferred to LANXESS GmbH in the context of the spin-offs.

Claims by LANXESS GmbH against Bayer Chemicals AG or against Bayer MaterialScience AG in relation to the nature or amount of the assets and liabilities transferred were excluded to the extent legally permissible.

The spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH have had an effect on the liability of LANXESS GmbH (see "*— Effects on Liability*").

Consolidation of the Foreign Business

To the extent that foreign business activities had not already been transferred in the context of the spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH, primarily due to different legal frameworks, the foreign chemicals and polymers business in the individual countries was transferred to LANXESS GmbH and its subsidiaries on the basis of applicable local law using different legal methods.

Where foreign companies were already engaged solely or predominantly in business activities allocable to LANXESS, such companies' shares were generally transferred to LANXESS GmbH or to one of its direct or indirect subsidiaries.

Otherwise, transfer generally took place by a multistep process. As a first step, the relevant chemicals and polymers activities were transferred to a country company assigned to LANXESS. Subsequently, the shares of the relevant country companies were transferred to LANXESS GmbH or one of its direct or indirect subsidiaries.

In other cases, LANXESS GmbH initially established a subsidiary, to which the relevant chemicals and polymers activities were subsequently transferred (as in France and the United States, for example). In certain cases, other configurations were chosen for legal and/or tax reasons.

The transfers of the foreign business were substantially effected as of or after 1 July 2004. Irrespective thereof, each of the parties has, from an economic perspective, as a rule adopted the same position as if the transfers had been effected as of 1 July 2004. At present, certain business activities have yet to be transferred (see "*Risk Factors — Risks relating to the Spin-off and Strategic Realignment of LANXESS — Pending measures for the establishment of the LANXESS Group and actions in connection with the Spin-off*").

Transfers from the Bayer Service Companies

Certain service-related operating units of the service companies Bayer Business Services GmbH, Bayer Industry Services GmbH & Co. OHG and Bayer Technology Services GmbH were transferred to LANXESS GmbH and its subsidiaries at the same time as the spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG took effect. All of the transfers were carried out with economic effect as of 1 July 2004. Likewise, in various foreign countries, service functions were transferred to LANXESS companies.

LANXESS GmbH's Equity Interest in Bayer Industry Services GmbH & Co. OHG

With economic effect as of 1 July 2004, LANXESS GmbH acquired a 40% interest in Bayer Industry Services GmbH & Co. OHG against a cash contribution (see "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*").

Land Purchase Agreement

Bayer AG and LANXESS GmbH entered into a land purchase agreement on 30 December 2004, pursuant to which LANXESS GmbH will acquire virtually all of the real property it currently uses in Germany as well as additional real properties in Germany (together with any fixtures and appurtenances) (regarding the land purchase agreement, see "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*"). Ownership of almost all of the foreign real properties used by LANXESS has been transferred to LANXESS.

Formation of the LANXESS Corporate Center

A separate, organisationally independent department has been established within the Corporate Center of Bayer AG. The principal management and control functions of the LANXESS Group are combined and administered within this department ("LANXESS Corporate Center"). As of 30 September 2004, a total of 56 employees worked at the LANXESS Corporate Center. The four members of LANXESS AG's Board of Management who also have contracts of employment with Bayer AG, which terminate upon the taking effect of the Spin-off, presently head the LANXESS Corporate Center.

Second Step — The Spin-off

After the combination of the chemicals and polymers activities in LANXESS GmbH and its direct and indirect subsidiaries, the separation from the Bayer Group will be consummated by way of a spin-off (*Abspaltung zur Aufnahme*) pursuant to section 123 (2) No. 1 UmwG. Pursuant to this provision, Bayer AG, as transferring entity, will transfer its entire equity interest in LANXESS GmbH and other portions of its assets and liabilities in their entirety to the acquiring entity, LANXESS AG. In return for the spin-off of the assets and liabilities to it, LANXESS AG, as acquiring entity, will issue shares in LANXESS AG to Bayer AG's stockholders.

In the course of the Spin-off, Bayer AG will essentially transfer the following assets and liabilities in their entirety to LANXESS AG:

- Bayer AG's entire equity interest in LANXESS GmbH;
- all 50,000 no-par bearer shares in LANXESS AG held by Bayer AG;
- all assets and liabilities, together with all rights and obligations, allocable to the LANXESS Corporate Center; and
- two loans receivable of Bayer AG in the total nominal amount of €100 million.

For purposes of implementing the Spin-off, Bayer AG and LANXESS AG entered into a notarised Spin-off and Acquisition Agreement on 22 September 2004. The Spin-off and Acquisition Agreement sets forth the details of the transfer of Bayer AG's above-mentioned assets and liabilities to LANXESS AG. The so-called spin-off balance sheet (*Abspaltungsbilanz*) appearing below was made an exhibit to this Spin-off and Acquisition Agreement. It solely serves to determine, and only shows, those assets and liabilities of Bayer AG that are part of the assets and liabilities to be spun off from Bayer AG pursuant to the Spin-off and Acquisition Agreement.

Spin-off Balance Sheet as of 1 July 2004

	(€)
ASSETS	
NONCURRENT ASSETS	
Property, Plant and Equipment	
Furniture, fixtures and other equipment	11,250.00
Investments	
Investments in affiliated companies	738,838,720.41
Other loans	69,845.19
	738,908,565.60
	738,919,815.60
CURRENT ASSETS	
Receivables from affiliated companies	100,000,000.00
Other assets	36,050.00
	100,036,050.00
	838,955,865.60

	(€)
STOCKHOLDERS' EQUITY AND LIABILITIES	
STOCKHOLDERS' EQUITY	
Capital stock	73,034,192.00
Capital reserve	763,213,707.28
	836,247,899.28
PROVISIONS	
Provisions for pensions and other post-employment benefits	2,023,433.00
Other provisions	684,533.32
	2,707,966.32
	838,955,865.60

The spin-off balance sheet was derived from the balance sheet of Bayer AG prepared as of 30 June 2004, 24:00 hours, which had been, within the framework of the spin-off, submitted to the Commercial Register as the so-called final balance sheet (*Schlussbilanz*) of the transferring entity in accordance with the provisions of German transformation law. As a result of its function, the spin-off balance sheet was neither the subject of an auditor's opinion nor subject to an auditor's review.

In accordance with the arrangement between the Company and Bayer AG contained in the Spin-off and Acquisition Agreement, the spin-off balance sheet contains only the value of the spun-off assets and liabilities that is, at the time the Spin-off takes effect, to be recognised in the Company's commercial accounts as of 1 July 2004, 0:00 hours. The capital stock existing immediately after the Spin-off takes effect is shown in the line item "Capital stock" under Stockholders' Equity. Any net assets contributed in excess of this amount were reported in "Capital reserve" in accordance with the arrangement in the Spin-off and Acquisition Agreement. The spin-off balance sheet does not make a statement about the net assets and financial position of the Company as of 1 July 2004, 0:00 hours, or any time thereafter.

Bayer AG and LANXESS AG entered into a so-called master agreement simultaneously with the Spin-off and Acquisition Agreement. Among the aims of the parties in concluding the master agreement were to ensure implementation of the combination of the chemicals and polymers activities in LANXESS GmbH and its subsidiaries and that certain minimum standards will be observed in such combination, conclusively determine the apportionment of liability as between the Bayer Group and the LANXESS Group in the areas of environment, antitrust and product liability, and establish certain reciprocal rules of conduct and duties of co-operation for the period after the Spin-off (regarding the master agreement and the other agreements concluded in connection with the Spin-off, see "*Business Transactions and Legal Relationships with Related Parties — Business Transactions and Legal Relationships with the Bayer Group*").

The Spin-Off and Acquisition Agreement became effective with the approval of the Stockholders' Meetings of Bayer AG and LANXESS AG on 17 November 2004 and on 21 December 2004, respectively. However, the Spin-off itself will only become effective once it is registered in the Commercial Register (*Handelsregister*) for Bayer AG at the Local Court of Cologne (*Amtsgericht*

Köln). LANXESS AG's Board of Management anticipates that the registration in the Commercial Register for Bayer AG will occur on 28 January 2005.

As between Bayer AG and LANXESS AG, the assets and liabilities to be spun off are to be transferred with economic effect as of 1 July 2004. As between Bayer AG and LANXESS AG, from that point onward, transactions pertaining to the assets and liabilities of Bayer AG that are to be spun off will be carried out for the account of LANXESS AG.

As part of the Spin-off, no-par bearer shares in LANXESS AG will be granted to the stockholders of Bayer AG at the time the Spin-off takes effect. In addition to shares issued in the context of an increase in LANXESS AG's capital, which was approved by the Stockholders' Meeting on 21 December 2004, for purposes of implementing the Spin-off, the 50,000 no-par bearer shares transferred by Bayer AG to LANXESS AG in the course of the Spin-off will also be issued to Bayer AG stockholders. The capital increase, which will cause LANXESS AG's current capital stock of €50,000.00 to increase by €72,984,192.00 to €73,034,192.00 and will involve issuing 72,984,192 no-par bearer shares, will occur against a contribution in kind consisting of the assets and liabilities to be spun off, *i.e.*, in particular, the equity interest in LANXESS GmbH. One LANXESS AG share will be issued for every ten Bayer AG shares (regarding the allotment procedure and fractional interest arrangement), see "*Stock Exchange Listing — Allotment Procedure*").

The Spin-Off and Acquisition Agreement, together with its annexes, was audited in draft form by the auditing firm Stüttgen & Haeb AG, Dusseldorf, which was appointed by the Regional Court of Cologne (*Landgericht Köln*) to act as the joint auditor for the Spin-off. The auditing firm Stüttgen & Haeb AG declared the following with respect to the audit results in the Spin-off audit report dated 20 September 2004:

"The draft Spin-Off Agreement prepared on September 20, 2004 contains the complete and accurate information required by § 126 German Transformation Act (*Umwandlungsgesetz*). In particular, the transferred assets and liabilities are clearly defined or definable in the draft Spin-Off Agreement and its appendices.

Given that all shares of LANXESS AG, Leverkusen, will be issued to the stockholders of Bayer AG, Leverkusen, company valuations are irrelevant for the determination of the subscription ratio. This being said, we confirm that we have no objections regarding the subscription ratio according to which the stockholders of Bayer AG will receive one registered no-par share of LANXESS AG in exchange for every 10 registered no-par shares of the Company."

In the context of LANXESS AG's capital increase against contribution in kind carried out for purposes of implementing the Spin-off, an audit of the capital increase against contribution in kind was conducted. At the same time, a post-formation acquisition audit was conducted. Both audits were conducted by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen. In the report dated 30 November 2004 and prepared by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft with respect to the audit of the capital increase against contribution in kind and with respect to the post-formation acquisition audit, both conducted at LANXESS Aktiengesellschaft, Leverkusen, PWC stated as follows with respect to the audit results:

"After concluding our duly-conducted audit pursuant to section 125 and section 67 UmwG (analogous), section 52(4) and section 34 AktG (analogous), sections 125 and 69 UmwG and sections 183(3) and 34 AktG on the basis of the certificates, books and writings, as well as the clarifications and backup material, provided to us, we confirm that the value of the contribution in kind to be made in connection with the Spin-off equals the minimum issuance amount of the shares to be issued in consideration therefor. The information contained in the report of the Supervisory Board with respect to the post-formation acquisition is accurate and complete. The value of the assets and liabilities to be acquired equals the amount of the consideration to be granted therefor."

Bayer AG's closing balance sheet for the period ending 30 June 2004 was also audited by PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, and was issued with an unqualified auditor's opinion.

The Company is responsible for the expenses incurred in connection with the implementation of the capital increase and amounting to approximately €100,000. Above and beyond this, Bayer is responsible for the expenses incurred in connection with the Spin-off and the external expenses, including the remuneration of the Global Coordinators, incurred in connection with the admission of the LANXESS shares to the stock exchange.

The Spin-off from Bayer AG to LANXESS AG will have an effect on the liability of LANXESS AG (see "— *Effects on Liability*").

General Works Agreement to Safeguard Sites and Employment III

In the context of the Spin-off of LANXESS, the Boards of Management or managing directors, as the case may be, of Bayer AG, Bayer HealthCare AG, Bayer CropScience AG, Bayer MaterialScience AG, Bayer Chemicals AG and the service companies Bayer Business Services GmbH, Bayer Technology Services GmbH and Bayer Industry Services GmbH & Co. OHG each concluded a largely identical so-called General Works Agreement to Safeguard Sites and Employment III (*Gesamtbetriebsvereinbarung für Standort- und Beschäftigungssicherung III*) (hereinafter referred to as "SOS III") with the Bayer general works council in June/ July 2004. Among other things, SOS III generally precludes the dismissal of employees for operational reasons (*betriebsbedingte Beendigungskündigungen*) until 30 December 2007. Since SOS III continues to apply as a collective agreement, this preclusion applies to all employees of LANXESS AG and LANXESS GmbH.

Effects on Liability

The Spin-off will affect LANXESS AG's liability as follows:

Pursuant to section 133 (1) and (3) UmwG, LANXESS AG is jointly and severally liable for the fulfilment of obligations that remain incumbent upon Bayer AG and that existed before the Spin-off took effect, provided that such obligations mature within five years from the date of the announcement that the Spin-off has been registered in the Commercial Register for Bayer AG, and that claims against LANXESS AG based on such obligations are asserted as prescribed by law. Bayer AG and LANXESS AG have agreed as between themselves that Bayer AG will indemnify LANXESS AG against claims based on obligations incumbent upon Bayer AG.

Pursuant to sections 22, 125 and 133 UmwG, creditors of LANXESS AG may, within a period of six months after the Spin-off takes effect, demand collateral from the Company to secure their claims. This applies if the creditors are unable to obtain satisfaction of their claims at the respective time, give written notice of the grounds and quantum of their claims and provide credible evidence that the Spin-off jeopardises the satisfaction of their claims.

The spin-offs from Bayer Chemicals AG and Bayer MaterialScience AG to LANXESS GmbH will have the following effects on liability:

Pursuant to section 133(1) and (3) UmwG, LANXESS GmbH is jointly and severally liable for the fulfilment of obligations that remain incumbent upon Bayer Chemicals AG and Bayer MaterialScience AG and which existed before the respective spin-off took effect, provided that such obligations mature within five years from the date of the announcement that the respective spin-off has been registered in the Commercial Register for Bayer Chemicals AG or Bayer MaterialScience AG, as the case may be, and such obligations give rise to claims against LANXESS GmbH which are asserted in a lawsuit. Bayer Chemicals AG, Bayer MaterialScience AG and LANXESS GmbH have agreed that if LANXESS GmbH is sued on the basis of the obligations incumbent upon either of the other two companies, the relevant company will indemnify LANXESS GmbH.

Pursuant to sections 22, 125 and 133 UmwG, creditors of LANXESS GmbH may, within a period of six months after the announcement that the respective spin-off has been registered in the Commercial Register for Bayer Chemicals AG or Bayer MaterialScience AG, as the case may be, demand collateral from LANXESS GmbH in order to secure their claims. This applies if the creditors are unable to obtain satisfaction of their claims at the respective time, give written notice of the grounds and quantum of their claim, and provide credible evidence that the spin-off jeopardises the satisfaction of their claims.

Taxation in the Federal Republic of Germany

The following section contains a short summary of certain key German tax principles that may be or may become relevant with respect to the acquisition, holding or transfer of shares. This summary does not purport to be a comprehensive or exhaustive description of all German tax considerations that may be relevant to stockholders. The summary is based upon the domestic German tax laws in effect as of the date of the preparation of this Listing Memorandum and upon the double taxation treaties currently in force between Germany and other countries. Provisions in both areas may change, possibly with retroactive effect.

Prospective purchasers of the shares offered herein are advised to consult their tax advisors as to the tax consequences of the acquisition, holding and transfer of shares, and as to the procedures that must be followed to receive a refund of German withholding tax (*Kapitalertragsteuer*). Such tax advisors will be able also to appropriately consider the particular tax situation of each individual stockholder.

Taxation of the Company

Profits earned by German corporations, whether they are distributed or retained, are generally subject to a uniform corporate income tax (*Körperschaftsteuer*) at the rate of 25%, plus a solidarity surcharge (*Solidaritätszuschlag*) of 5.5% thereon (resulting in a total tax liability of approximately 26.4%).

95% of dividends or other profit shares received by the Company from domestic or foreign corporations are generally exempt from corporate income tax. The remaining 5% of such income is considered non-deductible operating expenses and, as such, are subject to corporate income tax (plus solidarity surcharge). The same applies to profits earned by the Company from the sale of shares in another domestic or foreign corporation.

In addition, German corporations are subject to trade tax (*Gewerbesteuer*) with respect to income from permanent business establishments in Germany. The effective rate of the trade tax depends on the local municipalities in which the Company maintains its permanent business establishments. Trade tax generally amounts to between approximately 15% and 25% of the trade tax base, depending on the local tax multiplier (*Hebesatz*) of the municipality. Trade tax qualifies as a deductible business expense for purposes of calculating the corporate income tax base and trade tax base.

Profit shares received from domestic or foreign corporations and capital gains from the sale of shares in other corporations generally are afforded the same treatment for trade tax purposes as for income tax purposes. Nevertheless, 95% of profit shares are tax-exempt only if the Company has held at least 10% of the capital stock of the distributing corporation at the beginning of the relevant tax assessment period. Additional limitations apply with respect to profit shares received from foreign corporations.

Effective 1 January 2004, tax losses carried forward for corporate and trade tax purposes, to the extent these exceed €1 million, may only be set off against up to 60% of taxable income. Tax loss carry forwards that are not utilised may be carried forward indefinitely and can generally neutralise future taxable income subject to the above-mentioned 60% limit. This provision already applies to LANXESS for fiscal year 2004.

Taxation of Stockholders

Stockholders are taxed in connection with the holding of shares (taxation of dividends), the sale of shares (taxation of capital gains) and the royalty-free transfer of shares (estate and gift tax).

Taxation of Dividends

Dividend withholding tax

The Company must generally withhold and remit to German tax authorities, for the account of its stockholders, a withholding tax (*Kapitalertragsteuer*) in the amount of 20% on dividends distributed by the Company, plus a solidarity surcharge of 5.5% on the amount of the withholding tax (a total of 21.1%). The withholding tax base is the amount of dividends approved for distribution by the Company's Stockholders' Meeting.

Withholding tax is generally withheld regardless of whether and, if so, to what extent dividends are tax-exempt at the level of the stockholder and regardless of whether the stockholder is a resident or non-resident of Germany.

Where dividends are distributed to a company domiciled in another member state of the European Union within the meaning of Article 2 of the so-called Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated 23 July 1990), the withholding of the withholding tax may be waived entirely upon application, provided that additional requirements are met. This also applies to dividends distributed to a permanent business establishment located in another European Union member state of such a parent company or of a parent company that is a tax resident of Germany.

The withholding tax rate for distributions to non-resident stockholders is reduced in accordance with the applicable double taxation treaty, if any, between Germany and the stockholder's country of residence, provided that the stockholder's shares are not held as assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed. The withholding tax is generally reduced by refunding to non-resident stockholders, upon application to the German tax authorities (Bundesamt für Finanzen, Friedhofstrasse 1, 53225 Bonn), the difference between the total amount withheld, including solidarity surcharge, and the amount of withholding tax actually owed under the applicable double taxation treaty (generally 15%). Forms for the refund procedure may be obtained from the Bundesamt für Finanzen (www.bff-online.de) or the German embassies or consulates.

Resident stockholders

If a stockholder (natural person or corporation) is a tax resident of Germany (*i.e.*, a person or a corporation whose residence, habitual abode, registered domicile or place of management is located in Germany), any withholding tax (including solidarity surcharge) withheld and remitted to the German tax authorities by the Company will be credited against the stockholder's personal income or corporate income tax liability or, if the withholding tax exceeds the amount of the stockholder's personal income or corporate income tax liability, is refunded to the stockholder in the amount of the overpayment.

If a natural person who is a tax resident of Germany holds shares as non-business (private) assets, 50% of all dividends are included in taxable investment income (the so-called "half-income method"). These taxable dividends are subject to a progressive income tax rate (up to 42% beginning in 2005), plus a 5.5% solidarity surcharge thereon (assuming that the maximum tax rate of 42% applies, the total tax liability would be approximately 44.3%). Only one half of the expenses economically connected with these dividends are tax-deductible. Certain Company dividend distributions, which are deemed a repayment of capital for tax purposes, are not subject to dividend tax at the stockholder level, but may be taxable as capital gains. This could apply, for example, to future distributions of capital reserves by the Company.

Natural persons who hold shares as non-business (private) assets are entitled to a so-called "savers' exemption" (*Sparerfreibetrag*) in the amount of €1,370.00 (or €2,740.00 for married couples filing jointly) per calendar year with respect to their investment income. In addition, such persons are entitled to a blanket deduction in the amount of €51.00 (or €102.00 for married couples filing jointly) for income-producing expenses (*Werbungskostenpauschale*), unless proof of higher income-producing expenses is furnished. 50% of the stockholder's dividends and other investment income are subject to taxation only if and to the extent they exceed the savers' exemption after deduction of actual income-producing expenses (in the case of dividends, only a 50% deduction applies) or the blanket deduction for income-producing expenses.

If the shares are held as business assets, taxation depends upon whether the stockholder is a corporation, sole proprietor or partnership.

(i) Subject to certain exceptions for companies in the finance and insurance industry, generally 95% of dividends received by resident corporations are exempt from corporate income tax and the solidarity surcharge, while the remaining 5% of dividends are considered non-deductible business expenses and, as such, are subject to corporate income tax (plus solidarity surcharge). Moreover, actual business expenses directly related to the dividends are deductible. No minimum equity interest limit or minimum holding period applies. However, the full amount of any dividends remaining after deduction of business expenses economically connected with the dividends is subject to trade tax, unless the corporation held at least 10% of the Company's capital stock as of the beginning of the relevant tax assessment period.

(ii) If the shares are held as business assets of a sole proprietor, 50% of dividends are considered income for purposes of calculating the stockholder's corporate income tax liability. Only 50% of business expenses economically connected with the dividends are tax-deductible. If the shares are held by a permanent business establishment maintained in Germany by a trade or business, dividends are also subject to trade tax in the full amount, unless the taxpayer held at least 10% of the Company's capital stock as of the beginning of the relevant tax assessment period. Trade tax is generally credited against the stockholder's personal income tax liability in accordance with a blanket tax credit method.

(iii) If the stockholder is a partnership, personal income tax or corporate income tax is assessed only at the level of each partner. Taxation of each partner depends upon whether the partner is a corporation or natural person: if the partner is a corporation, 95% of dividends are generally tax-exempt (see subparagraph (i) above). If the partner is a natural person, 50% of dividends are subject to personal income tax, plus solidarity surcharge (see subparagraph (ii) above). If the shares are held by a permanent business establishment maintained in Germany by a trade or business of the partnership, the dividends are subject to trade tax at the level of the partnership. The personal income tax and corporate income tax exemptions described above — 95% exemption on dividends for corporations, 50% exemption on dividends for natural persons — apply here accordingly if the partnership held at least 10% of the Company's capital stock at the beginning of the relevant tax assessment period. Otherwise, the dividends are subject to trade tax in the full amount. If the partner is a natural person, then the trade tax paid by the partnership is generally credited against the partner's personal income tax liability in the form of a blanket tax credit.

Non-resident stockholders

If a stockholder (natural person or corporation) who is subject to non-resident taxation in Germany holds shares as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, withholding tax (including solidarity surcharge) withheld and remitted to the German tax authorities by the Company is credited against the stockholder's personal income or corporate income tax liability or, if the withholding tax exceeds the amount of the stockholder's personal income or corporate income tax liability, is refunded to the stockholder in the amount of the overpayment. In all other cases, the withholding of withholding tax discharges any tax liability of the stockholder in Germany. A tax refund will be paid only if a double taxation treaty applies and if the dividends are distributed to a company domiciled in a member state of the European Union within the meaning of Article 2 of the so-called Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated 23 July 1990), or to a permanent business establishment located in another European Union member state of such a parent company or of a parent company which is a tax resident of Germany.

If the shares are held by a natural person as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed, 50% of dividends received by the stockholder are subject to German income tax, plus solidarity surcharge. If the shares are held as assets of a permanent business establishment maintained by a trade or business in Germany, dividends are also generally subject to trade tax in the full amount after deduction of any business expenses economically connected with the dividends, unless the taxpayer held at least 10% of the

Company's capital stock at the beginning of the relevant tax assessment period. Trade tax paid is generally credited against the stockholder's personal income tax liability in the form of a blanket tax credit.

Subject to certain exceptions for companies in the finance and insurance industry, generally 95% of dividends received by foreign corporations subject to non-resident taxation in Germany are exempt from corporate income tax and the solidarity surcharge, while the remaining 5% of dividends are considered non-deductible business expenses and, as such, are subject to corporate income tax (plus solidarity surcharge). If the shares are held as assets of a permanent business establishment in Germany, dividends are also subject to trade tax after deduction of any business expenses economically connected with the dividends, unless the corporation held at least 10% of the Company's capital stock at the beginning of the relevant tax assessment period.

Taxation of Capital Gains

Resident stockholders

Capital gains from the sale of shares held as non-business (private) assets by a natural person who is a tax resident of Germany are generally subject to income tax plus solidarity surcharge, if the shares are sold within one year of the date of acquisition. The tax base is generally 50% of the capital gains. Capital gains are not taxed if, in combination with other profits from personal sales transactions in the same calendar year, they total less than €512.00. Losses from the sale of shares may be offset only by gains from personal sales transactions in the same calendar year or, absent such gains, by gains from personal sales transactions in the previous year or subsequent years if certain requirements are met.

If the shares are held as non-business (private) assets of a natural person who is a tax resident of Germany, 50% of capital gains from the sale of shares are subject to taxation based upon the applicable individual income tax rate, plus a solidarity surcharge in the amount of 5.5% thereon, even after expiry of the above-mentioned one-year period, if the natural person or, in the event of a royalty-free transfer, the natural person's legal predecessor or, in the event of several successive royalty-free transfers, any legal predecessor of the natural person, has, at any point during the five years immediately preceding the transfer, held a direct or indirect interest in the Company of at least 1%. Generally, only 50% of the losses from the sale of shares and 50% of expenses economically connected with such sale may be claimed as tax deductions.

If the shares are held as business assets, then taxation depends upon whether the stockholder is a corporation, sole proprietor, or partnership.

(i) Subject to certain exceptions for companies in the finance and insurance industry, 95% of capital gains earned by taxpayers subject to corporate income tax are generally, irrespective of the amount and holding period of the investment, exempt from corporate income and trade tax (including solidarity surcharge), while the remaining 5% of capital gains are considered non-deductible business expenses and, as such, are subject to corporate income tax (plus solidarity surcharge) and trade tax. Losses from the sale of shares or any other reductions of profits related to the sold shares generally do not qualify as tax-deductible business expenses.

(ii) If the shares are held as business assets of a sole proprietor who is a resident of Germany for tax purposes, any capital gains are subject to income tax and the solidarity surcharge, and, if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, are also subject to trade tax, regardless of whether the shares are sold within one year of the date of acquisition and regardless of whether the seller or, in the event of a royalty-free transfer, any of the seller's legal predecessors held an interest in the Company of at least 1%. The tax base is 50% of the capital gains from the sale of shares. Generally, only 50% of losses from the sale of shares and 50% of expenses economically connected therewith may be claimed as tax deductions where applicable. Trade tax is, in general, credited against the stockholder's personal income tax liability in accordance with a blanket tax credit method. Provided that certain requirements are satisfied, capital gains from the sale of shares in corporations may, for a limited period of time, be deducted from the acquisition costs of certain other assets up to the amount of €500,000.00.

(iii) If the stockholder is a partnership, personal income tax or corporate income tax is assessed only at the level of each partner. Taxation depends upon whether the partner is a corporation or natural person: if the partner is a corporation, 95% of capital gains are, in general, tax-exempt (see subparagraph (i) above). If the partner is a natural person, 50% of capital gains are subject to income tax, plus solidarity surcharge (see subparagraph (ii) above). If the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business of the partnership, capital gains from the sale of shares are subject to trade tax at the level of the partnership. The personal income tax and corporate income tax exemptions described above (only 50% tax basis for capital gains from the sale of shares or 95% capital gains exemption) also apply accordingly for purposes of trade tax if the partnership is owned by natural persons or corporations. If the partner is a natural person, the trade tax apportionable to that partner and paid by the partnership is generally credited against the partner's personal income tax liability in accordance with a blanket tax credit method.

Non-resident stockholders

If the shares are sold by a natural person who resides abroad but is subject to non-resident taxation in Germany and if (i) such natural person holds the shares as business assets of a permanent German business establishment or fixed base in Germany or as business assets for which a permanent representative in Germany has been appointed or (ii) such natural person or, in the event of a royalty-free transfer of the shares, his or her legal predecessor held, at any point during the five years immediately preceding the sale of the shares, a direct or indirect interest of at least 1% in the Company, 50% of capital gains will be subject to German income tax, plus a 5.5% solidarity surcharge thereon, and, if the shares are held as assets of a permanent business establishment maintained in Germany by a trade or business, 50% of capital gains will also be subject to trade tax. However, except in (i) above, most double taxation treaties provide for full exemption from German taxation.

Subject to certain exceptions for companies in the finance and insurance industry, 95% of capital gains earned by foreign corporations subject to non-resident taxation in Germany are generally exempt from trade and corporate income tax, while the remaining 5% of capital gains are considered non-deductible business expenses and, as such, are subject to corporate income tax (plus solidarity surcharge). Losses from the sale of shares or other reductions of profits related to the sold shares generally do not qualify as tax-deductible business expenses.

Special treatment of companies in the financial and insurance industry as stockholders

If financial institutions or financial services providers, including those domiciled in another member state of the European Community or another contracting state to the EEA Agreement, hold or sell shares which are allocable to the trading book (*Handelsbuch*) pursuant to section 1 (12) of the German Banking Act (*Kreditwesengesetz*), neither the dividends nor capital gains will be subject to the half-income method or the 95% exemption from corporate income tax and from any applicable trade tax, unless the dividends are accorded favourable tax treatment under the so-called Parent-Subsidiary Directive (EC Directive 90/435/EEC of the Council dated 23 July 1990). The foregoing sentence also applies correspondingly to shares, which are acquired by a financial enterprise within the meaning of the German Banking Act for purposes of realising short-term gains from proprietary trading, and to shares, which life insurance or health insurance companies would classify as a capital investment or which are held by pension funds.

Estate and Gift Tax

The transfer of shares to another person by gift or *causa mortis* is generally subject to German estate or gift tax only if:

(i) the decedent, donor, heir, donee or any other transferee maintained a residence or had his or her habitual abode in Germany at the time of the transfer, or is a German citizen who had spent no more than five consecutive years outside Germany without maintaining a residence in Germany; or

(ii) the shares were held by the decedent or donor as business assets for which a permanent business establishment was maintained in Germany or for which a permanent representative in Germany was appointed; or

(iii) the decedent or donor, either individually or collectively with related parties, held, directly or indirectly, at least 10% of the Company's capital stock at the time of the inheritance or gift.

The few German double estate tax treaties currently in force usually provide that German estate or gift tax may be assessed only in the cases described in subparagraph (i) and, subject to some limitations, subparagraph (ii).

Special rules apply to certain German citizens who neither maintain a residence nor have their habitual abode in Germany.

Other Taxes

No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of shares. In certain circumstances it is possible, however, that business owners may opt for the payment of value-added tax on transactions that are otherwise tax-exempt. No net wealth tax or trade tax on capital is currently assessed in Germany.

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Financial Section

Table of Contents

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Combined Financial Statements (IFRS) of the LANXESS Group for the Fiscal Year 2003

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LANXESS Subgroup
Combined Statements of Income

	Note	Dec. 31, 2002	Dec. 31, 2003
		(in € millions)	
Net sales	(1)	6,763	6,315
Cost of goods sold		(5,285)	(5,211)
Gross profit		1,478	1,104
Selling expenses		(985)	(935)
Research and development expenses	(2)	(149)	(168)
General and administrative expenses		(202)	(257)
Other operating income	(3)	76	57
Other operating expenses	(4)	(337)	(1,098)
Operating Result (EBIT)	(5)	(119)	(1,297)
Income (expense) from investments in affiliated companies — net	(6)	0	(15)
Interest expense — net	(7)	(71)	(54)
Other non-operating expenses — net	(8)	(18)	(42)
Non-operating result		(89)	(111)
Income (loss) before income taxes		(208)	(1,408)
Income taxes	(9)	90	412
Income (loss) after taxes		(118)	(996)
Minority stockholders' interest	(11)	(1)	(1)
Net income (loss)		(119)	(997)
Earnings per share (€)	(12)	(1.63)	(13.65)
Diluted earnings per share (€)	(12)	(1.63)	(13.65)

LANXESS Subgroup
Combined Balance Sheets

	Note	Dec. 31, 2002	Dec. 31, 2003
		(in € millions)	
ASSETS			
Noncurrent assets			
Intangible assets	(16)	379	99
Property, plant and equipment	(17)	2,575	1,551
Investments	(18)	67	40
		3,021	1,690
Current assets			
Inventories	(19)	1,094	1,096
Receivables and other assets			
Trade accounts receivable	(20)	1,048	990
Short-term loans	(21)	182	256
Other receivables and other assets	(21)	217	298
		1,447	1,544
Marketable securities and other instruments		0	0
Cash and cash equivalents		10	13
Liquid assets	(22)	10	13
		2,551	2,653
Deferred taxes	(9)	25	170
Deferred charges	(23)	22	18
Total assets		5,619	4,531
STOCKHOLDERS' EQUITY AND LIABILITIES			
Stockholders' equity			
Capital		2,848	2,729
Net income (loss)		(119)	(997)
Currency translation adjustment		(264)	(374)
Miscellaneous items		0	0
	(24)	2,465	1,358
Minority stockholders' interest	(25)	39	43
Liabilities			
Long-term liabilities			
Long-term financial obligations	(28)	446	209
Miscellaneous long-term liabilities	(30)	1	1
Provisions for pensions and other post-employment benefits	(26)	324	408
Other long-term provisions	(27)	171	252
		942	870
Short-term liabilities			
Short-term financial obligations	(28)	974	1.233
Trade accounts payable	(29)	428	574
Miscellaneous short-term liabilities	(30)	212	187
Short-term provisions	(27)	193	153
		1,807	2,147
		2,749	3,017
Deferred taxes	(9)	310	57
Deferred income	(32)	56	56
Total stockholders' equity and liabilities		5,619	4,531

LANXESS Subgroup
Combined Statements of Changes in Stockholders' Equity

	Capital	Net income (loss)	Currency translation adjustment	Miscellaneous items	Total
			(in € millions)		
December 31, 2001	2,848	0	(158)	0	2,690
Dividend payments					0
Allocation to retained earnings					0
Exchange differences			(106)		(106)
Other differences					0
Net income (loss)		(119)			(119)
December 31, 2002	2,848	(119)	(264)	0	2,465
December 31, 2002	2,848	(119)	(264)	0	2,465
Dividend payments					0
Allocation to retained earnings	(119)	119			0
Exchange differences			(110)		(110)
Other differences					0
Net income (loss)		(997)			(997)
December 31, 2003	2,729	(997)	(374)	0	1,358

LANXESS Subgroup
Combined Statements of Cash Flows*

	Note	2002	2003
		(in € millions)	
Operating result (EBIT)		(119)	(1,297)
Income taxes		(70)	12
Depreciation and amortization		626	1,477
Change in provisions for pensions and other post employment benefits		(20)	25
Losses on retirements of noncurrent assets		6	6
Gross cash provided by operating activities		423	223
Increase in inventories		(77)	(55)
Decrease in trade accounts receivable		43	29
Increase in trade accounts payable		130	42
Changes in other working capital		(150)	107
Net cash provided by operating activities	(36)	369	346
Cash outflows for additions to property, plant and equipment		(393)	(312)
Cash inflows from sales of property, plant and equipment		62	65
Cash outflows for investments		(21)	(58)
Cash outflows for acquisitions less acquired cash		0	0
Interest and dividends received		5	5
Net cash inflow (outflow) from marketable securities		0	0
Net cash provided by (used in) investing activities	(37)	(347)	(300)
Changes in stockholders' equity		0	0
Issuances of debt		171	159
Retirements of debt		(120)	(136)
Interest paid		(76)	(69)
Net cash provided by (used in) financing activities	(38)	(25)	(46)
Change in cash and cash equivalents due to business activities		(3)	0
Cash and cash equivalents at beginning of year		13	10
Change in cash and cash equivalents due to changes in scope of consolidation		0	3
Change in cash and cash equivalents due to exchange rate movements		0	0
Cash and cash equivalents at end of year	(39)	10	13
Marketable securities and other instruments		0	0
Liquid assets as per balance sheets		10	13

* In the 2002 Combined Financial Statements contained in the Joint Spin-off Report, a portion of property, plant and equipment already existing as of January 1, 2002 was erroneously reported as additions, thus leading to an error amounting to €94 million in the presentation of 2002 capital expenditures and amounting to €40 million in the presentation of 2002 depreciation and write-downs of property, plant and equipment. This technical error was corrected in the 2002 Combined Financial Statements and did not have an effect on either the 2002 balance sheet and income statement, or on the financial data and financial reports for subsequent periods. The correction of this error led most importantly to a decrease of €40 million in net cash provided by operating activities, a decrease of €94 million in net cash used in investing activities and a decrease of €54 million in net cash provided by (used in) financing activities. Segment data were changed accordingly.

Notes Subgroup LANXESS

Key Data by Segment and Region

Key Data by Segments

Segments	Chemical Intermediates		Performance Chemicals		Engineering Plastics		Performance Rubber		Reconciliation		LANXESS	
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
						(in € millions)						
Net sales	1,447	1,411	2,055	1,925	1,504	1,401	1,484	1,375	273	203	6,763	6,315
Intersegment sales	105	88	11	7	2	1	1	2	(119)	(98)		
Operating result (EBIT)	5	(344)	67	(176)	(146)	(488)	(2)	(246)	(43)	(43)	(119)	(1,297)
Net cash flow	85	203	98	92	102	80	131	24	(47)	(53)	369	346
Total assets	1,220	900	1,391	1,148	1,353	1,051	1,305	1,030	350	402	5,619	4,531
Capital expenditures	141	79	102	63	72	85	78	78		7	393	312
Amortization and depreciation	149	463	129	272	171	474	163	250	14	18	626	1,477
Liabilities	195	230	353	419	294	348	294	349	1,979	1,784	3,115	3,130
Number of employees (as of Dec. 31)	4,265	4,059	5,129	4,881	3,844	3,658	3,151	2,999	5,071	4,826	21,460	20,423

Key Data by Regions

Regions	Europe		North America		Asia/Pacific		Latin America/ Africa/Middle East		Reconciliation		LANXESS	
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
						(in € millions)						
Net sales by market	3,606	3,565	1,567	1,346	1,019	887	571	517			6,763	6,315
Total assets	3,522	2,977	1,441	879	353	266	189	181	114	228	5,619	4,531
Capital expenditures	289	242	82	47	14	19	8	4			393	312

History of the Spin-off and Spin-off Process

In November 2003, the Board of Management and the Supervisory Board of Bayer AG resolved to demerge major portions of the Bayer Group's chemical and polymer activities, which have since been combined into the LANXESS Subgroup, one demerger option being to transfer the activities concerned to LANXESS AG by way of a spin-off (*Abspaltung zur Aufnahme*) pursuant to the German Transformation Act (*Umwandlungsgesetz*). In July 2004, Bayer's Board of Management decided to pursue the demerger by way of a spin-off. Accordingly, BAYER AG and LANXESS AG intend to enter into a Spin-Off and Acquisition Agreement in September 2004, a draft of which is currently available. This agreement, in order to become effective, must be approved by the stockholders' meetings of both BAYER AG and LANXESS AG.

In contrast to the remaining core business lines of the Bayer Group, the LANXESS portfolio consists primarily of products that have reached a high level of maturity in the market and are therefore exposed to lower barriers to market entry and growth rates. Generally lower margins require the creation of lean management structures with low complexity and a commitment to optimizing equipment and processes. The Board of Management of Bayer AG believes that the spin-off will form the basis for a greater commitment to implementing the necessary courses of action more consistently and establishing optimized structures and processes to account for the special needs of the chemical and polymer activities.

The spin-off of the Bayer Group's chemical and polymer activities, which have been combined in the LANXESS Subgroup, will be conducted in two steps. In a first, preparatory step, the Bayer Group's chemical and polymer activities have been or will be transferred to LANXESS Deutschland GmbH (a wholly-owned subsidiary of BAYER AG) and its subsidiaries. The second step will consist of transferring Bayer AG's shares in LANXESS Deutschland GmbH to LANXESS AG by way of a spin-off pursuant to the German Transformation Act. As between Bayer AG and LANXESS AG, the transfer of the assets subject to spin-off is intended to take economic effect as of July 1, 2004. The spin-off will become legally effective once it has been registered in the commercial register for Bayer AG. As consideration for the transfer, LANXESS AG will grant shares to the stockholders of BAYER AG. These LANXESS AG shares are to be admitted to the official market (*amtlicher Markt*) of the Frankfurt Stock Exchange in Germany with a simultaneous admission to the Prime Standard segment of the official market. Chapter III of the Joint Spin-Off Report prepared by the Boards of Management of both Bayer AG and LANXESS AG contains a description of the spin-off process and a detailed explanation of the reasons for the spinoff. A draft of the Joint Spin-Off Report is available for review.

Corporate Structure and Segmentation

The Bayer Group's chemical and polymer activities that have been combined in the LANXESS Subgroup primarily consist of independently managed strategic business units of the Bayer Group. They specifically include the operations of the former Bayer Chemicals subgroup, with the exception of H.C. Starck GmbH and Wolff Walsrode AG, as well as the polymer business units Rubber Chemicals, Semi-Crystalline Products, Styrenics, BR/Butyl, Technical Rubber Products and Fibers. The "Blends" reporting unit within the "Styrenics" business unit will not be transferred, but will remain part of the Bayer Group. The equity investments held by Bayer Chemicals AG in DyStar Holding Inc., DyStar Textilfarben GmbH, GE Bayer Silicones GmbH & Co. KG and GE Bayer Silicones Verwaltungs-GmbH, which are reported "at equity" in Bayer's consolidated financial statements, have not been included in the chemical and polymer activities combined within the LANXESS Subgroup.

Also included in the LANXESS Subgroup, apart from the operating units assigned to it, are certain cross-subgroup service functions and a self-contained organizational unit of the Bayer Corporate Center comprising functions that perform services for the polymer and chemical businesses.

The principal transfers from Bayer Business Services GmbH consisted of parts of the following functions: Business Consulting, Development of IT-based Systems, Development and Support of Research Systems, Procurement, Law and Patent Services, and HR Recruiting Services. The plant-related Engineering and Maintenance Services department was transferred from Bayer Industry Services GmbH & Co. OHG, and sections of the Engineering, Plant Management,

Process Engineering, Construction Management and Construction Planning departments were transferred from Bayer Technology Services GmbH. In addition, certain accounting services attributable to the LANXESS Subgroup were transferred from Euroservices Bayer GmbH, a subsidiary of Bayer Business Services GmbH. Service functions in various foreign countries were also transferred to the LANXESS Subgroup.

The LANXESS Subgroup consists of 17 operating business units which, based on their operational management and internal reporting structures, are grouped into the four segments Performance Chemicals, Chemical Intermediates, Performance Rubber and Engineering Plastics in accordance with the requirements of IFRS. For the sake of comparison, the following diagram shows the future reporting structure of the LANXESS Group with respect to the activities to be transferred, compared with the existing reporting structure of the Bayer Group.

Reporting structure in 2003 / Reporting structure in 2004		SG/Segment	LANXESS			
SG	Segments	Reporting Groups / Business areas (after the spin-off: segments)	Chemical Intermediates	Performance Chemicals	Engineering Plastics	Performance Rubber
Polymers	Plastics/ Rubber	Thermoplastic Polymers			Semi-Crystalline Products, Styrenics ABS/SAN) (new: Styrenic Resins)	
		Rubber Polymers		Rubber Chemicals (new: Rubber Chemicals and RheinChemie)		BR/Butyl (new: Polybutadiene Rubber, Butyl Rubber), Technical Rubber *Products*
	Polyurethane/ Coating Materials/Fibers	Coating Materials / Fibers			Fibers	
Chemicals	Chemicals	Industrial Chemicals	Basic Chemicals, Inorganic Pigments	Ionic Exchange Resins		
		Custom Manufacturing	Fine Chemicals			
		Functional Chemicals		Functional Chemicals (new: Material Protection Products and Functional Chemicals)		
		Process Chemicals		*Textile* Processing Chemicals, Leather, Paper		

Chapter IV of the Joint Spin-Off Report provides a detailed description of the business activities of the LANXESS Subgroup. A draft version of the Joint Spin-Off Report is available for review.

Basis for Financial Statement Reporting

As the Bayer Group did not prepare separate financial statements for the business activities of the LANXESS Subgroup prior to the spin-off and the LANXESS Subgroup did not previously constitute an independent reporting unit, the so-called combined financial statements (hereinafter "Combined Financial Statements") of the LANXESS Subgroup for the years 2002 and 2003 have been derived from the consolidated accounts of the Bayer Group. The relevant terms in the agreements concluded for the purpose of establishing the LANXESS Subgroup prescribe which business activities are to be allocated to the LANXESS Subgroup. The assets and liabilities to be transferred to the LANXESS Subgroup were recognized and valued in the Combined Financial Statements in accordance with the standards issued by the International

Accounting Standards Board ("IASB"), London, in effect as of the closing date of the financial statements.

The purpose of the Combined Financial Statements is to reflect the business activities to be spun-off as if the LANXESS Subgroup had already existed in the structure defined for the spin-off. Accordingly, the business activities to be spun off were assumed to have been included in the LANXESS Subgroup for all periods presented, and the financial statements for 2002 and 2003 reflect the assets and liabilities (including income and expenses) which were necessary to conduct these business activities or which were incurred in connection therewith. In this respect, central costs that were not historically allocated to the business units being transferred, but were incurred in connection with the activities of these business units, have been reflected in the Combined Financial Statements. This was also the case for the services provided by BAYER AG's Corporate Center, which housed departments with management and control functions for the LANXESS Subgroup, such as the Board Office, Corporate Development, Industrial & Environmental Affairs, Treasury, Tax, Corporate Controlling, Accounting, Communications, Law & Patents and Human Resources. For this purpose, expenses amounting to € 26 million in 2002 and € 24 million in 2003 were recorded in the Combined Financial Statements. These expenses are based on the LANXESS Subgroup's *pro rata* share of historical costs.

In preparing the Combined Financial Statements, assumptions and projections must be made that have an effect on the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual results could differ from the estimates. The Combined Financial Statements published here therefore do not necessarily reflect the financial condition and results of operations that would have resulted had the LANXESS Subgroup already existed as an independent group as of January 1, 2002 and the underlying transactions between the LANXESS and Bayer companies had thus been entered into between independent companies. For the reasons set forth herein, the absence of historical unity and independence of the LANXESS Subgroup limits the informative value of the Combined Financial Statements. Therefore, the Combined Financial Statements do not enable reliable forecasts concerning the future development of the businesses combined in the LANXESS Subgroup.

Preparation of the Combined Financial Statements

In principle, the demarcation of the business to be transferred is based on the consolidated reporting structures and, therefore, the reporting units underlying those structures. For this reason, diverging allocations of individual products below this level are not taken into account. However, these deviations are the exception and would, based on current knowledge, not, in the aggregate, result in any materially different statements for the LANXESS Subgroup.

The financial statements of the entities included in the Combined Financial Statements were prepared based on uniform accounting and valuation principles. Values assigned on the basis of tax regulations are not incorporated in the Combined Financial Statements. The statements of the individual consolidated companies were prepared as of the same closing dates as the Combined Financial Statements. The amounts shown in the Combined Financial Statements are in millions of euros (€ in millions). The income statement was prepared using the cost-of-sales method. Individual items have been grouped together in the income statement and balance sheet for the sake of clarity, as explained in the notes. According to IAS 1 (Presentation of Financial Statements), a distinction is made in the balance sheet between long-term and short-term liabilities. Liabilities and provisions are deemed to be short-term if they mature within one year. Income taxes were generally assigned to each reported period on the basis of the respective contributions of the business divisions of the LANXESS Subgroup to be transferred to the results of the LANXESS Subgroup. In the future, the actual tax position of the LANXESS Group will depend on the legal structure and tax strategies of the LANXESS Group as an independent company.

The Combined Financial Statements include all business activities of existing legal entities (share deals) as well as individual groups of assets and liabilities to be transferred (asset deals), including the services to be transferred.

Business Activities of Existing Legal Entities (Share Deals)

The Combined Financial Statements include 34 companies that were exclusively engaged in LANXESS-related business. The shares in these companies have already been or will be transferred to LANXESS Deutschland GmbH or to one of its direct or indirect subsidiaries. Each of these companies was included in the Combined Financial Statements on the basis of its historical financial statements for the years 2002 and 2003. Accordingly, only intra-group transactions between the remaining part of the Bayer Group and the LANXESS Subgroup were examined and, if necessary, reclassified.

Four other companies, which primarily operate businesses allocable to the LANXESS Subgroup, were also included in the Combined Financial Statements on the basis of their historical financial statements, however, the business units or business activities originally contained in these companies which were allocable to the remaining part of the Bayer Group were transferred to a new or existing Bayer company.

Business Activities to be Transferred (Asset Deals)

In the case of an additional 28 companies, which were primarily engaged in business activities that were to remain with the Bayer Group, but whose LANXESS-related business was to be transferred to legally independent units, the respective individual assets were removed from the existing companies in order to reflect the LANXESS-related business. In this respect, the fact that transactions with business units remaining within the Bayer Group now had to be reported as transactions with third parties was specifically taken into account. To this end, separate financial statements were prepared for the business units to be transferred, and then included in the Combined Financial Statements.

The classification of assets and liabilities necessitated by this treatment was based on the following criteria. As a general rule, the assets and liabilities to be transferred pursuant to the relevant agreements were allocated to the various operating activities on the basis of use (assets) or accountability (liabilities). With respect to non-current and current assets, which will not be legally transferred to the LANXESS Subgroup but are nevertheless necessary for the LANXESS Subgroup's business operations to continue, the necessary utilization rights will be granted to the LANXESS Subgroup. Where assets transferred to the LANXESS Subgroup are required in order to continue the business activities remaining with the Bayer Group, the LANXESS Subgroup will grant the Bayer Group the necessary utilization rights; this particularly relates to shared land and buildings.

Liabilities relating to individual business units (such as trade accounts payable, advance payments and debt instruments) were generally allocated on the accountability principle, *i.e.*, liabilities were allocated to the business units in which they arose. Generally, provisions, including reserves for environmental matters and restructuring measures, were also recognized on the basis of accountability. This also applies to provisions for environmental matters and restructuring measures. For pensions and similar obligations, see the section "*Pensions and other post-employment benefits*" below. Financial obligations were assigned in the manner described in "*Capital Structure*".

Tax receivables and liabilities assessed prior to the spin-off will generally stay with the Bayer Group and were not reported in the Combined Financial Statements of the LANXESS Subgroup, unless the underlying transaction was clearly allocable to a business division of the LANXESS Subgroup and the applicable national tax laws allow the transfer of tax receivables to another taxpayer.

Deferred taxes were determined in the Combined Financial Statements on the basis of the temporary differences between the carrying amounts of assets and liabilities in the accounting and tax balance sheets. The calculation is based on the tax rates anticipated in the individual countries for the time of realization. These tax rates are generally based on the statutory rates in effect or enacted, as the case may be, as of the balance sheet date and may deviate from the actual tax rates that would have applied had the business units of the LANXESS Subgroup in fact been operated as separate entities during the respective periods.

Similar to assets and liabilities, income and expenses were also generally allocated to the business unit responsible for generating the income or incurring the expense. In the case of shared areas such as Distribution and Research and Development, expenses were allocated according to the "primary use" principle. In addition, so-called term sheets govern reporting and accounting for jointly-used services (power plants, laboratories and production and storage facilities). Thus, the so-called "costs of doing business" principle was followed in the preparation of the historical financial data of the LANXESS Subgroup, although it should be noted that the amounts allocated to the LANXESS Subgroup reflect the income and expenses that would have been allocated on the basis of this principle to the LANXESS Subgroup as an entity of the Bayer Group.

Service and Agency Companies

For consolidation purposes, separate financial statements were also prepared for the business divisions to be transferred from seven Bayer service companies that previously provided services to the LANXESS Subgroup.

In countries in which the Bayer Group did not maintain extensive chemical or polymer operations for transfer to the LANXESS Group, the future LANXESS Group is likely to use the existing distribution network of the Bayer Group pursuant to commercial agency agreements and authorized dealer agreements. In these cases, the historical costs were taken into account in the Combined Financial Statements. The so-called agency companies will continue to be included in Bayer AG's consolidated financial statements.

Pensions and Other Post-Employment Benefits

For the periods ending December 31, 2002 and December 31, 2003, separate actuarial opinions were prepared for the presentation of pension obligations in the Combined Financial Statements and the obligations to be transferred. Each of these opinions was based on personnel lists detailing the employees to be transferred to the LANXESS Subgroup. The obligations were therefore calculated primarily on a person-by-person basis. Only in exceptional cases were obligations allocated proportionately based on the number of employees.

Country or company-specific rules exist in relation to the vested pension claims of employees who had retired or left the organization prior to July 1, 2004. These rules are discussed below insofar as they relate to the pension schemes in Germany, the U.S. and Canada, which are of key relevance to the LANXESS subgroup.

With regard to Germany, the agreements concluded and yet to be concluded in order to establish the LANXESS Subgroup stipulated that all pension obligations to active employees to be transferred to the LANXESS Subgroup as of July 1, 2004 will be transferred to the LANXESS Group. At the same time, the Bayer Group will remain responsible for all obligations owed to ex-employees with vested claims who left the organization prior to July 1, 2004.

By contrast, the pension obligations in the United States were allocated on the basis of the existing pension plans. In the case of plans which give rise to obligations to former employees as well as to active employees and could be allocated to the LANXESS Subgroup for financial reporting purposes, the respective obligations were transferred to the LANXESS Subgroup in full. Furthermore, plans were allocated to the LANXESS Subgroup under which only the obligations to active employees were transferred, while the remaining obligations remain with the Bayer Group, analogous to the arrangement in Germany. The pension obligations under yet another category of plans fully remain with Bayer.

In Canada, obligations to active employees, retirees and ex-employees with vested claims were transferred to the LANXESS Subgroup.

Capital Structure

Liquidity and financial debt are not assigned to existing business units of the Bayer Group, but are instead managed centrally at the company or group level. The liquidity as well as the equity and debt structure shown in the Combined Financial Statements are based on the target net indebtedness level as of the date the spin-off takes effect, with the goal of achieving an investment grade rating. The financing structure for the years 2002 and 2003 was handled accordingly.

The first step was to allocate all directly allocable receivables and financial obligations affecting liquidity. In order to achieve the desired level of financing for the LANXESS Subgroup, an external funding arrangement was assumed to be in place for LANXESS Deutschland GmbH in a second, supplementary step. Interest expenses for 2002 and 2003 are based on market interest rates for industrial bonds at the lower end of the investment grade range. These interest rates were computed by averaging the rates charged on a short-term instrument and on a five-year instrument. A risk premium was added to account for non-euro denominated financing.

Effects of the New Accounting Standards

Since 2002, International Financial Reporting Standards ("IFRS") is the term used to describe the entire body of accounting standards issued by the IASB, and thereby replaces the earlier term used, "IAS" or "International Accounting Standards." With respect to individual accounting standards that the IASB issued prior to this change in terminology, the prefix "IAS" continues to be used.

In February 2004, the IASB issued International Financial Reporting Standard (IFRS) 2 — Share-based Payment — which was intended to govern accounting for share-based payments, including employee share purchase plans. IFRS 2 governs the way in which corporations account for share-based payments and requires that such payments be recorded in the corporation's income statement and in the balance sheet. IFRS 2 applies to fiscal years commencing on or after January 1, 2005.

In March 2004, the IASB issued IFRS 3 — Business Combinations — which superseded the previous IAS 22. According to IFRS 3, all business combinations are to be accounted for in accordance with the purchase method of accounting; the pooling of interests method is not to be applied. Identifiable assets and liabilities must be recognized at fair value at the acquisition date. Goodwill may no longer be amortized, but must be tested annually for impairment. IFRS 3 applies to all business combinations for which the agreement date is on or after March 31, 2004. In the case of goodwill or intangible assets that were acquired in connection with a business combination occurring prior to March 31, 2004, the standard must be applied beginning with the fiscal year commencing immediately following March 31, 2004.

In March 2004, the IASB issued IFRS 4 — Insurance Contracts. This standard applies to virtually all insurance contracts that give rise to an insurance obligation on the part of a corporation, as well as to all of a corporation's reinsurance contracts. IFRS 4 applies to fiscal years commencing on or after January 1, 2005.

In March 2004, the IASB issued IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations. According to IFRS 5, assets intended for disposal are to be recorded at the lower of the assets' carrying amounts or fair value less selling costs. The standard also stipulates when certain operating segments of an entity are to be classified as discontinued operations. IFRS 5 applies from January 1, 2005.

In March 2004, the IASB issued an amendment to International Accounting Standard (IAS) 39 — Financial Instruments: Recognition and Measurement — which governs fair value hedge accounting for portfolio hedging of interest rate risks. The amendment simplifies the implementation of IAS 39 by enabling fair value hedge accounting to be used more readily for portfolio hedging of interest rate risk than under previous versions of IAS 39. The corresponding modifications of IAS 39 apply to fiscal years commencing on or after January 1, 2005. However, this amendment should be applied earlier if the revised versions of IAS 39 (as revised in 2003) and IAS 32 — Financial Instruments: Disclosure and Presentation (as revised in 2003) — are applied earlier.

In connection with the issuance of IFRS 3 in March 2004, the IASB also revised IAS 36 (Impairment of Assets) and IAS 38 (Intangible Assets). These standards now require that goodwill and intangible assets with an indefinite useful life be tested for impairment at least annually. If events or changes in circumstances indicate that an impairment could exist, then additional impairment tests must be conducted at any time during the year. In addition, the reversal of an impairment loss recognized for goodwill is prohibited. If there is no foreseeable limit to the period over which intangible assets are expected to generate net cash inflows, the intangible assets will be treated as having an indefinite life. Amortization of such assets is prohibited; instead they must be tested for impairment in the same way as goodwill. The revised standards are effective for goodwill and intangible assets acquired in business combinations for which the completion date is on or after March 31, 2004 and all other goodwill and intangible assets for annual periods beginning on or after March 31, 2004.

The Bayer Group and the LANXESS Subgroup are currently reviewing the effects of the amended standards on the financial condition and results of operations of the LANXESS Subgroup.

Basic Principles of the Consolidated Financial Statements

Consolidation Methods

Capital consolidation is performed according to IAS 22 (Business Combinations) by offsetting investments in subsidiaries against the underlying equity on the dates of acquisition by the Bayer Group. The identifiable assets and liabilities are included at their fair value. The balance is recognized as goodwill. Fair value adjustments of the assets and liabilities concerned are amortized together with the corresponding assets and liabilities in subsequent periods. No additional fair value adjustments are recognized in connection with the transfer of assets and liabilities and of subsidiaries to the LANXESS Subgroup.

Where financial statements of individual consolidated companies reflect write-downs or write-backs of investments in other consolidated companies, these write-downs or write-backs are reversed for purposes of the Group financial statements.

Intragroup sales, profits, losses, income, expenses, receivables and payables are eliminated.

Deferred taxes are recognized for temporary differences related to consolidation entries.

Jointly-managed entities are consolidated *pro rata* according to the same principles.

The Combined Financial Statements include the business transactions and business activities allocable to the LANXESS Subgroup. Subsidiaries and joint ventures that do not have a material impact on the financial condition and results of operations either individually or in the aggregate, are not consolidated. They are presented in the Combined Financial Statements at the lower of cost of acquisition or fair value.

However, investments in associated companies on which the LANXESS Subgroup exerts significant influence, generally through an ownership interest between 20 and 50 percent, are accounted for by the equity method. The cost of acquisition of a company included at equity is adjusted annually by the percentage of any change in its stockholders' equity. Any goodwill arising from the first-time inclusion of these investments at equity is accounted for in the same manner as goodwill relating to fully-consolidated companies. No companies were recorded at equity in the Combined Financial Statements for the years 2002 and 2003.

Foreign Currency Translation

In the financial statements of the individual consolidated companies, which are the basis for the Combined Financial Statements, foreign currency receivables and payables are translated at rates prevailing on the financial statement closing date, irrespective of whether they are exchange-hedged. Forward contracts which, from an economic point of view, serve as a hedge against fluctuations in exchange rates, are recorded at fair value.

The financial statements of entities outside the euro zone are translated into euros in accordance with the concept of "functional currencies" pursuant to IAS 21 (The Effects of Changes in Foreign Exchange Rates). The functional currencies are in all cases the respective local currencies, since these entities operate independently from a financial, economic and organizational point of view. Their assets and liabilities are therefore translated at rates prevailing on the financial statement closing date, and income and expense items at the average rates for the year.

Differences arising from the translation of foreign companies' balance sheets as of the financial statement closing date are shown in a separate stockholders' equity item as "currency translation adjustments".

In preparing the consolidated financial statements, differences from the currency translation were also determined for the company units being transferred. It was assumed here that the ratio between the assets and liabilities transferable to the LANXESS Subgroup and the net assets of the transferring Bayer company would reflect the *pro rata* share of the currency translation difference.

In case consolidated companies leave the consolidated group, the respective currency translation differences are reversed and recognized in income.

The exchange rates for major currencies against the euro varied as follows:

		Closing Rate		Average Rate	
		2002	2003	2002	2003
		(€1)			
Argentina	ARS	3.53	3.70	2.97	3.33
Brazil	BRL	3.71	3.66	2.78	3.47
United Kingdom	GBP	0.65	0.70	0.63	0.69
Japan	JPY	124.39	135.05	118.06	130.96
Canada	CAD	1.66	1.62	1.48	1.58
Mexico	MXN	10.99	14.18	9.15	12.22
Switzerland	CHF	1.45	1.56	1.47	1.52
USA	USD	1.05	1.26	0.95	1.13

Accounting and Valuation Principles

Net sales and other operating income

Sales are recognized upon delivery of goods or rendering of services to third parties and are reported net of sales taxes and rebates. Revenues from contracts that contain customer acceptance provisions are deferred until customer acceptance occurs or the contractual acceptance period has lapsed. Expenses related to provisions for rebates to customers are recognized in the period in which the related sales are recorded based on contract terms. Payments relating to the sale or outlicensing of technologies or technological expertise are immediately recognized as income once the respective agreements have become effective, if all rights to the technologies and all obligations resulting from them have been relinquished under the terms of the contract. However, if rights to technologies continue to exist or obligations resulting from them have yet to be fulfilled, then the payments received are recorded in line with the actual circumstances. Revenues such as license and rental revenues, and dividend and interest income, are recognized according to the same principles.

Research and development costs

According to IAS 38 (Intangible Assets), research costs cannot be capitalized; development costs must only be capitalized if specific conditions have been fulfilled. Development costs must be capitalized if it is sufficiently certain that the future economic benefits to the company will cover not only the normal operational costs, but also the development costs themselves. There are also several other criteria relating to the development project and the products or processes being developed, all of which have to be met in order to justify asset recognition. As in fiscal year 2002, these conditions have not been satisfied.

Income taxes

Taxes paid or owed on income and other revenues in the individual jurisdictions, as well as any deferred taxes, are reported under income taxes. Taxes were generally allocated according to the respective contributions the transferring business divisions made to the results. Country-specific tax rates were used as the basis for the calculation. Underlying this calculation was an assumption that the German LANXESS companies were not included in Bayer AG's consolidated tax assessment. Under this assumption and in accordance with the fundamental principles observed in the preparation of the Combined Financial Statements, tax loss carry forwards were allocated on a *pro rata* basis. Future actual tax results of the LANXESS Subgroup are dependent on the legal structure and tax strategy of the LANXESS Subgroup as an independent organization. One particular influencing factor will be the domestic tax loss carry forwards, which are expected to pass to the LANXESS Subgroup in accordance with § 15 (4) UmwStG and that may be used subject to the requirements under the general rules of § 8 (4) of the Corporate Income Tax Act (KStG).

Intangible assets

Intangible assets acquired for consideration are recorded at acquisition cost and amortized over their expected useful lives. Acquired intangible assets other than goodwill are amortized by the straight-line method over a period of 4 to 15 years. Permanent impairments are accounted for by impairment charges. If the reasons for the impairment loss cease to apply, it will be reversed. Amortization for the fiscal year was allocated to the relevant operating cost account, *i.e.*, cost of goods sold, selling expenses, research and development expenses or general and administrative expenses.

Goodwill, including that resulting from capital consolidation, is capitalized in accordance with IAS 22 (Business Combinations) and amortized on a straight-line basis over its estimated useful life, not exceeding a maximum period of 20 years. The value of goodwill is reassessed regularly and is written-down, if necessary. In compliance with IAS 36 (Impairment of Assets), such write-downs of goodwill are calculated using an analysis of the future discounted estimated cash flows to be generated by the underlying assets. Amortization and write-downs of capitalized goodwill are recorded as other operating expense.

Self-created intangible assets generally are not capitalized. Certain development costs relating to the application development stage of internally developed software are, however, capitalized. These costs are amortized over the estimated useful life of the software from the date it is placed into service.

Property, plant and equipment

Property, plant and equipment is carried at the cost of acquisition or construction, less scheduled depreciation through actual use. Impairments are recognized for any declines in value expected to be permanent that exceed the depreciation through actual use. In compliance with IAS 36 (Impairment of Assets), such impairment is calculated using an analysis of the future discounted estimated cash flows of the relevant assets. If it is not possible to allocate to the assets in question their own future cash flow, the impairment is calculated on the basis of the cash flow generated by the relevant cash-generating unit. If the reasons for the impairment loss cease to apply, it will be reversed.

The cost of construction of self-constructed property, plant and equipment comprises the direct costs of the materials and direct manufacturing expenses, as well as appropriate allocations of material and manufacturing overheads, an appropriate share of the depreciation and write-downs of assets used in construction and the *pro rata* share of expenses for company pension plans and discretionary employee benefits that are attributable to the construction.

If the construction phase of property, plant or equipment extends over a long period, the interest incurred on borrowed capital up to the date of completion is capitalized as part of the cost of acquisition or construction.

Expenses for the repair of property, plant and equipment are normally charged against income, but they are capitalized if they result in an enlargement or substantial improvement of the respective asset.

Property, plant and equipment is depreciated using the straight-line method, except where the declining-balance method is more appropriate in light of the actual utilization pattern. Depreciation for the fiscal year has been allocated to the relevant operating cost account, *i.e.*, cost of goods sold, selling expenses, research and development expenses or general and administrative expenses.

When property, plant and equipment assets are closed down, sold or abandoned, the difference between the net proceeds and the net carrying amount of the assets is recognized as a gain or a loss in other operating income or expenses, respectively.

The following depreciation periods, based on the estimated useful lives of the respective assets, are applied throughout the Group:

Buildings	20	to	50	years
Outdoor infrastructure	10	to	20	years
Plant installations	6	to	20	years
Machinery and apparatus	6	to	12	years
Laboratory and research facilities	3	to	5	years
Storage tanks and pipelines	10	to	20	years
Vehicles	5	to	8	years
Computer equipment	3	to	5	years
Furniture and fixtures	4	to	10	years

In accordance with IAS 17 (Leases), property, plant and equipment leased on terms equivalent to financing a purchase by long-term loan (finance leases) are capitalized at the lower of their fair value on the date of acquisition of the asset or the present value of the total lease payments. The leased assets are depreciated over their estimated useful lives except where subsequent transfer of title is uncertain, in which case they are depreciated over the shorter of their estimated useful lives or the term of the lease. Future lease payments are recorded as financial obligations.

Investments

Investments in affiliated companies and investments in securities are classified as either held-to-maturity or available-for-sale and recognized in compliance with IAS 39 (Financial Instruments: Recognition and Measurement) at amortized costs or fair value. Where evidence exists that such assets may be impaired, the impairment is recognized as necessary on the basis of an impairment test. If the reasons for the impairment loss lease to apply, it will be reversed.

Loans receivable that are interest-free or bear low rates of interest are carried at present value; other loans receivable are carried at amortized cost.

Financial instruments

Financial instruments represent contractual claims on financial assets. Under IAS 32 (Financial Instruments: Disclosure and Presentation), financial instruments include both primary instruments, such as trade accounts receivable and payable, investments, and financial liabilities; and derivative financial instruments, which are used to hedge risks arising from changes in currency exchange and interest rates. Further details concerning financial instruments are provided in note (35).

Inventories

In accordance with IAS 2 (Inventories), the item inventories encompasses assets (finished goods and goods purchased for resale) held for sale in the ordinary course of business, assets in the process of production for such sale (work in process) or assets to be consumed in the production process or in the rendering of services (raw materials and supplies). Inventories are usually measured at their cost of acquisition or production, using the weighted-average method, or, if lower, at net realizable value, which is the estimated ordinary course selling price less the estimated production costs and selling expenses.

The cost of goods sold comprises the direct cost of materials, direct manufacturing expenses and appropriate allocations of fixed and variable manufacturing overheads, to the extent they are attributable to production.

It also includes the share of expenses for company pension plans and discretionary employee benefits that are attributable to production. Administrative costs are included where they are attributable to production.

In view of the production characteristics of the Lanxess Subgroup, work in process and finished goods are grouped together.

Other receivables and other assets

Other receivables and other assets are recorded at amortized cost. Any necessary valuation allowances are made on the basis of the probability of default.

Deferred taxes

Deferred taxes are calculated in accordance with IAS 12 (Income Taxes). Deferred taxes arise from temporary differences between the carrying amounts of assets or liabilities in the accounting and tax balance sheets, from consolidation measures and from realizable tax loss carry forwards. The calculation is based on the anticipated tax rates in the individual countries at the time of recognition. The tax rates are generally based on the statutory provisions in effect or enacted, as the case may be, as of the balance sheet date.

A valuation allowance is recognized against tax loss carry forwards when it is not sufficiently certain that they will be realized.

Provisions

Other provisions are valued in accordance with IAS 37 (Provisions, Contingent Liabilities and Contingent Assets) and, where appropriate, IAS 19 (Employee Benefits), using the best estimate of the extent of the obligation. Long-term portions of provisions are discounted to their present value insofar as the extent and timing of the obligation can be assessed with a reasonable degree of certainty. Details on pension provisions are provided in note (26).

If the projected extent of obligation declines as a result of a change in the estimate, the provision is reversed by the corresponding amount and the resulting income recognized in the appropriate operating cost account, *i.e.*, cost of goods sold, selling expenses, research and development expenses or general and administrative expenses.

Personnel commitments mainly include annual bonus payments, service awards and other personnel costs. Reimbursements to be received from the German Government under the pre-retirement part-time work program are recorded as receivables and recognized as income as soon as the criteria for such reimbursements have been fulfilled. Provisions for trade-related commitments mainly include rebates.

The LANXESS Subgroup also sets up provisions for ongoing or probable litigation where reasonable estimates are possible. These provisions include all estimated legal fees and expenses and costs of potential settlements. The amounts are based on information and cost estimates provided by the Subgroup's attorneys. The provisions are reviewed and updated together with the Group's attorneys at regular intervals not exceeding three months.

Liabilities

Short-term liabilities are recognized at payment or redemption amounts. Long-term liabilities and financial obligations that do not represent an item hedged in a permissible hedge accounting relationship are carried at amortized cost. Liabilities relating to finance leases are carried at the present value of the future lease payments.

Deferred income

In accordance with IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance), grants and subsidies that serve to promote investment are reflected on the balance sheet as deferred income. The amounts are reversed to income over the useful lives of the respective assets.

Cash Flow Statement

The cashflow statement shows how the liquidity of the LANXESS Subgroup was affected by the inflow and outflow of cash and cash equivalents during the course of the reporting year. The effects of acquisitions, divestitures or other changes in the scope of consolidation are eliminated. Cash flows are classified by operating, investing and financing activities in accordance with IAS 7 (Cash Flow Statements). Cash and cash equivalents shown in the balance sheet comprise cash, checks, balances with banks and securities with original maturities of up to three months. An adjustment is shown to reconcile cash and cash equivalents at the end of the year to the liquid assets reflected in the balance sheet.

The amounts reported by consolidated companies outside the euro zone are translated at average exchange rates for the year, with the exception of cash and cash equivalents, which are translated at rates prevailing on the financial statement closing date as in the balance sheet. The effects of changes in the exchange rates on cash and cash equivalents are shown separately.

Global Impairment Testing Procedures and Impact

In the fourth quarter of 2003, the Bayer Group considered it necessary to review the carrying amount of its global assets as part of an impairment test conducted pursuant to IAS 36. This impairment test also affected business areas allocable to the LANXESS Subgroup. These developments were caused primarily by a number of anticipated adverse external factors such as sustained unfavorable price trends, especially higher raw material costs, that could only be passed on to customers to a limited extent. An additional underlying cause was lower sales volume growth as a result of tougher competition caused partially by global overcapacities. Moreover, lower macroeconomic growth forecasts and continued unfavorable currency exchange trends played a role.

Assets were tested for impairment by comparing the residual carrying amount of each cash-generating unit (CGU) to the recoverable amount, which is the higher of the net selling price or value in use.

In line with the definition of cash generating units, those units were generally identified as being the strategic business entities. They represent the financial reporting level immediately below the segments.

The following business units comprising all segments of the LANXESS Subgroup were affected by the 2003 impairments:

Chemical Intermediates	Performance Chemicals	Engineering Plastics	Performance Rubber
Fine Chemicals	Textile Processing Chemicals	Styrenics Resins	Technical Rubber Products
Inorganic Pigments	Paper	Fibers	Polybutadiene Rubber
	Rubber Chemicals		

Where the carrying amount of a cash generating unit exceeded the recoverable amount, an impairment loss was recognized covering the difference. First, the goodwill of the relevant strategic business entity was written down. Any remaining impairment loss was allocated *pro rata* among the other assets of the strategic business entity, based on the net carrying amount of each asset on December 31, 2003.

The value in use was determined from the present value of expected future cash flows, based on the continuing use of the asset by the strategic business entity and its retirement at the end of its useful life. The cash flow forecasts were derived from the long-term planning of the Bayer Group.

The discount rate was determined based on in-house analyses of the weighted average cost of capital (WACC). The model used for determining the cost of capital for these analyses is based on the option pricing theory and takes into account country, credit and additional risks arising from the volatility of the business operations as well as the capital structure.

A capital structure was computed for each Bayer subgroup by deriving its theoretical stockholders' equity from the market capitalization of Bayer AG, while taking into account industry-specific financing structures. For the global strategic business entities of the LANXESS Subgroup subjected to impairment testing, the WACC used to discount the estimated cash flows varied between six and seven percent, depending on a specific risk intrinsic to the respective assets.

The following impairment losses were recognized with regard to the LANXESS Subgroup's noncurrent assets for 2003:

	2003 (in € millions)
Goodwill	80
of which Chemical Intermediates	8
of which Performance Chemicals	72
of which Engineering Plastics	—
of which Performance Rubber	—
Intangible assets, excluding goodwill	84
of which Chemical Intermediates	1
of which Performance Chemicals	26
of which Engineering Plastics	54
of which Performance Rubber	3
Property, plant and equipment	824
of which Chemical Intermediates	322
of which Performance Chemicals	70
of which Engineering Plastics	302
of which Performance Rubber	130
Total	988
of which Chemical Intermediates	331
of which Performance Chemicals	168
of which Engineering Plastics	356
of which Performance Rubber	133

In fiscal year 2002, impairment losses on property, plant and equipment (totaling € 84 million) were recognized solely in Engineering Plastics.

Changes in the Group

Since in the past only a portion of the business of the LANXESS Subgroup had been conducted by independent legal entities, while the majority of the business had been conducted by shared legal entities engaged in other Bayer Group business as well, the consolidated financial statements were derived from the Bayer Group's consolidated accounts.

The Combined Financial Statements include 38 companies that were exclusively engaged in LANXESS-related business. They were included in the LANXESS Subgroup on the basis of their historical financial statements for the years 2002 and 2003.

Former (transferred) Bayer company	Future LANXESS company
Germany	
GVW Garnveredelungswerke GmbH, Goch	GVW Garnveredelungswerke GmbH, Goch
Bayer Distribution Service GmbH, Cologne	LANXESS Distribution GmbH, Cologne
RheinChemie Rheinau GmbH, Mannheim	RheinChemie Rheinau GmbH, Mannheim
Bayer Faser GmbH, Dormagen	Dorlastan Fibers & Monofil GmbH, Dormagen
Bayer Kautschuk Gesellschaft mit beschränkter Haftung, Dormagen	LANXESS Kautschuk GmbH, Dormagen
Bayer Buna GmbH, Marl	LANXESS Buna GmbH, Marl
Borchers GmbH, Langenfeld	Borchers GmbH, Langenfeld
IAB Ionenaustauscher GmbH Bitterfeld, Greppin	IAB Ionenaustauscher GmbH Bitterfeld, Greppin
Bayer Industrieprodukte GmbH & Co. KG, Leverkusen	LANXESS Europe GmbH & Co. KG, Leverkusen
ISL-Chemie GmbH & Co. KG, Kürten	ISL-Chemie GmbH & Co. KG, Kürten
DUBAY Polymer GmbH, Hamm (beginning 2003)	DUBAY Polymer GmbH, Hamm (beginning 2003)
PharmAgro GmbH, Leverkusen (beginning 2003)	PharmAgro GmbH, Leverkusen (beginning 2003)
Other Europe	
Bayer Rubber N.V., Belgium	LANXESS Rubber N.V., Belgium
Bayer Elastomeres S.A., France	LANXESS Elastomeres S.A.S, France
Borchers France S.A., France	Borchers France S.A., France
Sybron Chemical Industries Nederland B.V., Netherlands	Sybron Chemical Industries Nederland B.V., Netherlands
EUROPIGMENTS S.L., Spain	EUROPIGMENTS S.L., Spain
Bayer Chemicals S.L., Spain	LANXESS Chemicals S.L., Spain
Novochem 2000 S.A., Spain (beginning 2003)	Novochem 2000 S.A., Spain (beginning 2003)
W. Hawley & Son Ltd., Great Britain	LANXESS Limited, Great Britain
Bayer Tanatex B.V., Netherlands	LANXESS B.V., Netherlands
Sybron Chemicals Holdings B.V., Netherlands	Sybron Chemicals Holdings B.V., Netherlands
Sybron Chemicals International Holdings Ltd., Great Britain	Sybron Chemicals International Holdings Ltd., Great Britain
Sybron Kimyasal Ürünler Ticaret Limited Sirketi, Turkey	Sybron Kimyasal Ürünler Ticaret Limited Sirketi, Turkey
North America	
Rhein Chemie Corporation, USA	Rhein Chemie Corporation, USA
Sybron Chemicals Inc., USA	Sybron Chemicals Inc., USA
Sybron Chemical Holdings Inc., USA	Sybron Chemical Holdings Inc., USA
Asia/Oceania	
Bayer Chemicals Pty. Ltd., Australia	LANXESS Pty. Ltd., Australia
Bayer Shanghai Pigments Co. Ltd., China	LANXESS Shanghai Pigments Co. Ltd., China
Bayer International Trading (Shanghai) Co. Ltd., China	LANXESS International Trading (Shanghai) Company Limited, China
Bayer Wuxi Leather Chemical Co. Ltd., China	LANXESS (Wuxi) Chemical Co. Ltd., China
Rhein Chemie (Qingdao) Co. Limited, China	Rhein Chemie (Qingdao) Co. Limited , China
Bayer Speciality, India	LANXESS India Private Limited, India
Bayer ABS Limited, India	LANXESS ABS Limited, India
Rhein Chemie Japan Ltd., Japan	Rhein Chemie Japan Ltd., Japan
Bayer Chemicals Japan Ltd., Japan (Spin-off in 2003)	LANXESS K.K., Japan
Latin America/Africa/Middle East	
Bayer Holding (Pty) Ltd., South Africa	LANXESS Mining (Proprietary) Limited, South Africa
Chrome International South Africa (Pty) Ltd., South Africa	Chrome International South Africa (Pty) Ltd., South Africa

Four of the listed companies, which operate businesses primarily allocable to the LANXESS Subgroup, were also included in the Combined Financial Statements on the basis of their historical financial statements, although the business units or business activities allocable to the remaining part of the Bayer Group were transferred to a new or existing Bayer company.

Former (transferred) Bayer Company	Future LANXESS Company
Bayer Chemicals Pty. Ltd., Australia	LANXESS Pty. Ltd., Australia
Bayer ABS Limited , India	LANXESS ABS Limited, India
Sybron Chemicals Inc., USA	Sybron Chemicals Inc., USA
Bayer International Trading (Shanghai) Co. Ltd., China	LANXESS International Trading (Shanghai) Co. Ltd., China

In the case of an additional 35 companies, which were primarily engaged in business activities that were to remain with the Bayer Group but whose LANXESS-related business was to be transferred to legally independent units, individual assets were removed from the existing companies in order to reflect the LANXESS-related business. Also included in this number of companies are seven Bayer service companies, which had previously provided services to the LANXESS Subgroup.

For purposes of consolidation, financial statements were prepared for the following divisions in the Combined Financial Statements:

Bayer company (transferring entity)	Future LANXESS company
Germany	
Bayer MaterialScience AG, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Euroservices Bayer GmbH, Leverkusen	LANXESS Accounting GmbH, Leverkusen
Bayer Polymers Customer Services GmbH, Neuss	LANXESS Europe GmbH & Co. KG, Leverkusen
Bayer Chemicals AG, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Bayer Business Services GmbH, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Bayer Technology Services GmbH, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Other Europe	
Bayer Antwerpen N.V., Belgium	LANXESS N.V., Belgium
Bayer International Comm. V., Belgium	LANXESS N.V., Belgium
Bayer S.A.-N.V., Belgium	LANXESS N.V., Belgium
Bayer B.V., Netherlands	LANXESS B.V., Netherlands
Bayer S.A.S., France	LANXESS S.A.S., France
Bayer S.P.A., Italy	LANXESS S.r.l., Italy
Bayer MaterialScience S.r.l., Milan	LANXESS Deutschland GmbH, Leverkusen
Bayer International S.A., Belgium	LANXESS N.V., Belgium
Bayer International, Switzerland	LANXESS International S.A., Switzerland
Bayer Hispania, S.A., Spain	LANXESS Holding Hispania, S.L., Spain
Bayer Polimeros S.L., Barcelona	LANXESS Styrenics S.L., Barcelona, Spain
Bayer UK Limited, Great Britain	LANXESS Limited, Great Britain
North America	
Bayer Inc., Canada	LANXESS Inc., Canada
Bayer Polymers LLC, USA	LANXESS Corp., USA
Bayer Chemicals Corporation, USA	LANXESS Corp., USA
Bayer Corporate and Business Services LLC, USA	LANXESS Corp., USA

Bayer company (transferring entity)	Future LANXESS company
Asia/Oceania	
Bayer Australia Limited, Australia	LANXESS Pty. Ltd., Australia
Bayer China Company Limited, Hong Kong	LANXESS Hong Kong Ltd., Hong Kong
Bayer China Ltd., China	LANXESS Chemical (Shanghai) Company Limited, China
Bayer Polymers, Hong Kong	LANXESS Hong Kong Ltd., Hong Kong
Bayer (India) Limited, India	LANXESS India Private Limited, India
Bayer Polychem India Limited, India	LANXESS India Private Limited, India
Bayer Ltd., Japan	LANXESS K.K., Japan
Bayer South East Asia Pte. Ltd., Singapore	LANXESS Pte. Ltd., Singapore
Bayer Thai Company Limited, Thailand	LANXESS (Thailand) Co., Ltd., Thailand
Latin America/Africa/Middle East	
Bayer S.A., Argentina	LANXESS S.A., Argentina
Bayer de Mexico, S.A. de C.V., Mexico	LANXESS, S.A. de C.V., Mexico
Bayer S.A., Brazil	LANXESS Industria de Produtos Quimicos e Plasticos Ltda., Brazil
Bayer (Proprietary) Limited, South Africa	LANXESS (Pty) Ltd., South Africa

Eleven additional subsidiaries were not consolidated because in aggregate they are of minor importance to the Group's financial condition and results of operations. The following is a list of these companies:

LANXESS company	Percentage ownership [%]
Suberit Kork GmbH, Mannheim	100
LANXESS Europe Geschäftsführungs GmbH, Leverkusen	100
ISL-Chemie Geschäftsführungs GmbH, Leverkusen	100
Mineracao Comisa Ltda., Brazil	100
Comercial Andinas Ltda., Chile	99.5
Mineracao Cromina Ltda., Brazil	100
Sybron Chemicals UK Ltd., Great Britain	100
Sybron Chemicals (Shanghai) Ltd., China	100
Sybron Chemicals (South Africa) (Pty) Ltd., South Africa	100
Sybron Quimica Iberica S.A., Barcelona	100
1. BCh eV GmbH, Leverkusen (beginning 2003)	100

Furthermore, there are eight (2002: nine) associated or other companies deemed to be of minor importance to the Group's financial condition and results of operations. The following is a list of these companies:

LANXESS company	Percentage ownership [%]
ARG Verwaltungs GmbH, Duisburg	16.67
ARG mbH & Co. KG, Duisburg	16.90
Treuhandgemeinschaft Deutscher Chemiefasererzeuger GmbH, Frankfurt	12.60
Studiengesellschaft Kohle mbH, Mülheim	4.50
Quimidroga Plasticos, S.A., Barcelona	40.00
Indaver N.V., Antwerp	0.50
Elemica Inc., Delaware, USA	9.48
Hidrax Ltda., Brazil	39.00
Elemica, Dublin (only in 2002; merged into Elemica Inc., Delaware, in 2003)	9.00

In the years 2002 and 2003, Bayer Chrome International, South Africa, was included as a joint venture in accordance with IAS 31 (Financial Reporting of Interests in Joint Ventures) by proportionate consolidation. The joint venture had the following effect on the Group's assets and liabilities as well as on its income and expenses:

	2002 (in € millions)		2002 (in € millions)
Noncurrent assets	31	Income	20
Current assets	3	Expenses	(19)
Provisions for pensions	0		
Other provisions	(1)		
Financial obligations	(36)		
Remaining liabilities	(1)		
Net assets	(4)	**Income after taxes**	1

	2003 (in € millions)		2003 (in € millions)
Noncurrent assets	30	Income	17
Current assets	5	Expenses	(21)
Provisions for pensions	0		
Other provisions	(1)		
Financial obligations	(39)		
Remaining liabilities	(1)		
Net assets	(6)	**Income after taxes**	(4)

No acquisitions were made in the years 2002 and 2003. In 2003, the organic pigments business was sold to Sun Chemicals Group (USA) for €46 million, which was offset against asset disposals totaling €41 million and transaction and other costs in the amount of €5 million.

NOTES TO THE STATEMENTS OF INCOME

(1) Net sales

Net sales in 2003 decreased by €448 million (or 6.6 percent) compared with 2002 to €6,315 million. The effect of negative changes in the currency exchange rates was €353 million or –5.2 percent. Furthermore, divestitures reduced sales by €58 million; a development that may be traced primarily to the divestiture of the Organic Pigments product group.

The Combined Financial Statements generally reflect the target structure of the LANXESS Group. However, transactions completed after January 1, 2002 with respect to individual product groups — primarily the sale of Organic Pigments — are included in the Combined Financial Statements as of the date on which they took economic effect.

Sales and their breakdown by segment are presented in the summary on page F-9.

(2) Research and development costs

Because of their importance to the LANXESS Subgroup, research and development expenses are reported separately from the cost of goods sold, selling expenses and general administration expenses.

(3) Other operating income

	2002	2003
	(in € millions)	
Reversal of unutilized provisions	21	11
Recognition of exchange rate hedges	13	11
Gains from sales of property, plant and equipment	1	0
Write-backs of receivables and other assets	1	1
Other operating income	40	34
	76	57

(4) Other operating expenses

	2002	2003
	(in € millions)	
Amortization and write-downs of acquired goodwill	(19)	(97)
Write-downs of trade account receivables	(8)	(3)
Losses from sales of property, plant and equipment	(6)	(5)
Impairment write-downs, excluding goodwill	(84)	(908)
Other operating expenses	(220)	(85)
	(337)	(1,098)

In fiscal year 2003, the need for worldwide impairments led to €988 million in additional charges reported under other operating expenses.

In 2002, a special charge against property, plant and equipment in the fibers business, in particular, increased other operating expenses by €84 million.

€48 million was spent on restructuring in 2003 (2002: €144 million). Further details on the restructuring measures are set forth on page F-45.

(5) Operating result (EBIT)

The breakdown of operating results by segment and by region is set forth on page F-9.

As part of the accounting for "defined benefit plans", all expenses and income items included in net pension cost as of December 31, 2003 were recognized in the operating result in the Bayer consolidated financial statements through December 31, 2003. Consequently, interest costs for funded pension obligations representing the increase in present value of the defined benefit obligation during the reporting period as well as the expected return on plan assets were included in the operating result. Only the interest costs for unfunded pension obligations were recorded as other non-operating expense.

All interest costs (*i.e.*, even those involving funded pension obligations) were reported retroactively under non-operating result in the LANXESS Combined Financial Statements using the same approach applied by the Bayer Group starting in 2004. The same applies to the return on plan assets. Regarding the amortization of any actuarial gains or losses, a distinction must be made as to whether the expense resulted from changes in the actuarial assumptions regarding pension obligations or from changes in plan assets. If the assumptions regarding the pension obligations change (such as due to rising salaries and wages), the relevant expense or income must be allocated to the respective operating cost account (such as selling expenses, research and development expenses, general and administrative expenses, etc), thereby increasing or decreasing the operating result. Income or expenses that resulted from changes in the actual values as to opposed to changes in the actuarial assumptions made in connection with valuing the plan assets, continued to be recorded under non-operating result.

(6) Income (expense) from investments in affiliated companies — net

This comprises the following items:

	2002	2003
	(in € millions)	
Dividends and similar income	0	0
Income from profit and loss transfer agreements	0	2
• *of which €0 million from subsidiaries (2002: €0 million)*		
Write-downs of investments in affiliated companies	0	(17)
	0	(15)

(7) Interest income and expense — net

Interest income and expense consists of:

	2002	2003
	(in € millions)	
Income from other securities and loans included in investments	0	0
Other interest and similar income	11	12
• *of which €0 million (2002: €0 million) from subsidiaries*		
Interest and similar expenses	(82)	(66)
• *of which –€1 million (2002: €3 million) to subsidiaries*		
	(71)	(54)

Finance leases are capitalized under property, plant and equipment in compliance with IAS 17 (Leases). The interest portion of the lease payments, amounting to €5 million (2002: €5 million), is reflected under interest expense.

Interest, which is incurred to finance the construction phase on larger investment projects, did not arise.

(8) Other non-operating income and expenses — net

Other non-operating income and expenses consist of the following:

	2002	2003
	(in € millions)	
Interest portion of interest-bearing provisions	(13)	(23)
Net exchange loss	(4)	(18)
Miscellaneous non-operating expenses	(1)	(2)
Miscellaneous non-operating income	0	1
	(18)	(42)

(9) Income taxes

The income taxes item reflects the taxes on income owed or paid in the individual countries as well as the deferred tax accruals. Taxes were generally allocated according to the contributions the transferring business divisions made to the results. Country-specific tax rates were used as the basis for the calculation. Underlying this calculation was an assumption that the German LANXESS companies were not included in Bayer AG's consolidated tax assessment. Under this assumption and in accordance with the fundamental principles observed in the preparation of the Combined Financial Statements, tax loss carry forwards were allocated on a *pro rata* basis.

The absence of historical unity and independence of the LANXESS Subgroup limits the informative value of the taxes reported here. Future actual tax results of the LANXESS Subgroup are dependent on the legal structure and tax strategy of the LANXESS Subgroup as an independent organization. One significant influencing factor will be the domestic tax loss carry-forwards, which are expected to pass to the LANXESS Subgroup in accordance with § 15

(4) UmwStG and which may be used subject to the requirements under the general rules of § 8 (4) of the Corporate Income Tax Act (KStG).

The breakdown of income tax expenses by origin is as follows:

	2002	2003
	(in € millions)	
Income/loss before income taxes		
— Germany	(136)	(816)
— Other countries	(72)	(592)
	(208)	(1,408)
Income taxes paid or accrued		
— Germany	(11)	(11)
— Other countries	(59)	23
	(70)	12
Deferred taxes		
— from temporary differences	136	258
— from tax loss carry forwards	24	142
	160	400
	90	412

In 2003, deferred tax expenses declined by €10 million as a result of changes in tax rates, while increasing by €3 million in 2002.

The deferred tax assets and liabilities are allocable to the various balance sheet items as follows:

	December 31, 2002		December 31, 2003	
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	(in € millions)			
Intangible assets	29	1	45	1
Property, plant and equipment	1	408	129	300
Investments	—	—	—	—
Inventories	20	14	12	13
Receivables	4	13	3	14
Other current assets	2	24	0	17
Pension provisions	25	11	26	14
Other provisions	64	2	52	2
Other liabilities	18	1	42	0
Tax loss carry forwards	29	—	167	—
Valuation allowance for tax loss carry forwards	(3)	—	(2)	—
	189	474	474	361
of which long-term	81	420	364	316
Set-off*	(164)	(164)	(304)	(304)
	25	310	170	57

* According to IAS 12 (Income Taxes), deferred tax assets and deferred tax liabilities should, under certain conditions, be offset, if they relate to income taxes levied by the same tax authority.

Due to changes in scope of consolidation, deferred tax assets increased by €2 million in 2003. The existing tax loss carry forwards may continue to be used as follows:

	December 31, 2002	December 31, 2003
	(in € millions)	
Within one year	—	4
Within two years	—	—
Within three years	—	—
Within four years	—	—
Within five years or more	78	416
	78	420

Deferred tax assets totaling €165 million (2002: €26 million) are recognized on the €420 million (2002: €74 million) in tax loss carry forwards that represent income likely to be realized in the future. This resulted in deferred tax income of €142 million (2002: €24 million). The actual utilization of domestic tax loss carry forwards is governed by the general provisions of § 8 (4) KStG.

The actual tax income for 2003 is €412 million (2002: tax income of €90 million). This amount differs by €105 million (2002: €18 million) from the anticipated tax income of €517 million (2002: €72 million), which would result from applying to the pre-tax loss of the legal entities and the spun-off business activities a 2003 tax rate of 36.7 percent (2002: 34.8 percent), which is the weighted average of the theoretical tax rates for the individual consolidated companies.

The reconciliation of theoretical to actual income tax (income) expense in the Group is as follows:

	2002		2003	
	(in € millions)	%	(in € millions)	%
Theoretical tax income (+)	72	100	517	100
Increase in taxes due to non-tax-deductible expenses				
— amortization of goodwill	(7)	(10)	(6)	(1)
— non-scheduled amortization of goodwill based on impairment	—	—	(29)	(6)
Other expenses relating to impairment	—	—	(57)	(11)
Other tax effects	25	35	(13)	(2)
Actual tax income (+)	90	125	412	80
Effective tax rate in %	43.3		29.3	

(10) Other taxes

Other taxes amounting to €70 million (2002: €46 million) are included in the cost of goods sold, selling expenses, research and development expenses and general and administrative expenses. These are mainly taxes related to property, as well as taxes on electricity and other utilities.

(11) Minority stockholders' interest

Minority interests in income are €2 million (2002: €2 million), while minority interest in losses amounted to €1 million (2002: €1 million).

(12) Earnings per share

Since there were no issued and outstanding options, the earnings per share were not diluted in either 2002 or 2003. The ordinary and diluted earnings per share were calculated for 2002 and 2003 on the basis of the annual net income (net loss) divided by the assumed number of shares after completion of the Spin-off. The Board of Management at Bayer AG assumes that 73,034,192 shares of LANXESS AG stock will be issued to implement the Spin-off.

(13) Cost of materials

The cost of materials was €2,434 million (2002: €2,841 million). Since the Bayer Group had not prepared separate annual financial statements with respect to the businesses of the LANXESS Subgroup businesses prior to the decision to spin-off that subgroup, the cost of materials was computed on the basis of the consolidated accounts of the Bayer Group. The cost of materials shown here do not necessarily reflect the expenditures that would have arisen had the LANXESS Subgroup maintained a separate reporting program as of January 1, 2002. In particular, the group-wide service functions, which were transferred to the operating units, could cause future distortions between primary and secondary costs.

(14) Personnel expenses

Personnel expenses declined by €3 million to €1,277 million in 2003; changes in exchange rates reduced this expense by €13 million (2002: €40 million). Personnel expenses consist of wages and salaries totaling €932 million (2002: €993 million) and social expenses totaling €345 million (2002: €287 million), of which €141 million (2002: €99 million) were pension expenses. The limitation on the informative value of the cost of materials also applies accordingly to personnel expenses.

(15) Employees

The number of employees, classified by corporate functions, was as follows:

	2002	2003
Marketing	3,867	3,648
Technology	14,048	14,213
Research	1,316	887
Administration	2,229	1,675
	21,460	20,423

Included in this number is the LANXESS Subgroup's *pro rata* share of joint venture employees. The total number of persons employed by joint ventures of the LANXESS Subgroup was 65 (2002: 66).

Notes to the Balance Sheets

(16) Intangible assets

Changes in intangible assets in 2002 were as follows:

	Acquired concessions, industrial property rights, similar rights and assets, and licenses thereunder	Acquired goodwill	Advance payments	Total
		(in € millions)		
Gross carrying amounts, Dec. 31, 2001	339	236	9	584
Exchange differences	(28)	(33)	(1)	(62)
Changes in scope of consolidation	—	—	—	—
Acquisitions	—	—	—	—
Capital expenditures	45	14	32	91
Retirements	(5)	—	—	(5)
Transfers	1	—	(1)	0
Gross carrying amounts (Dec. 31, 2002)	352	217	39	608
Accumulated amortization and write-downs, Dec. 31, 2001	(122)	(63)	—	(185)
Exchange differences	15	15	—	30
Changes in scope of consolidation	—	—	—	—
Amortization and write-downs in 2002	(59)	(19)	—	(78)
• *of which write-downs*	(8)	—	—	(8)
Write-backs	—	—	—	—
Retirements	4	—	—	4
Transfers	—	—	—	—
Accumulated amortization and write-downs, Dec. 31, 2002	(162)	(67)	—	(229)
Net carrying amounts, Dec. 31, 2002	190	150	39	379

Changes in intangible assets in 2003 were as follows:

	Acquired concessions, industrial property rights, similar rights and assets, and licenses thereunder	Acquired goodwill	Advance payments	Total
		(in € millions)		
Gross carrying amounts, Dec. 31, 2002	352	217	39	608
Exchange differences	(21)	(15)	(2)	(38)
Changes in scope of consolidation	2	—	—	2
Acquisitions	—	—	—	—
Capital expenditures	41	0	8	49
Retirements	(124)	(65)	—	(189)
Transfers	18	—	(30)	(12)
Gross carrying amounts, Dec. 31, 2003	268	137	15	420
Accumulated depreciation and write-downs, Dec. 31, 2002	(162)	(67)	—	(229)
Exchange differences	19	0	—	19
Changes in scope of consolidation	—	—	—	—
Amortization and write-downs in 2003	(202)	(97)	(1)	(300)
• *of which write-downs*	(89)	(80)	(1)	(170)
Write-backs	0	—	—	0
Retirements	122	65	—	187
Transfers	2	—	—	2
Accumulated amortization and write-downs, Dec. 31, 2003	(221)	(99)	(1)	(321)
Net carrying amounts, Dec. 31, 2003	47	38	14	99

The assets of the companies outside the euro zone at the beginning and at the end of each year are translated at the exchange rates prevailing on the financial statement closing date, while intra-year changes in assets are translated at the average rate for that year. This translation method generally also applies to acquisition-related goodwill and remeasurement amounts reflected in the statements of companies outside the euro zone. The differences resulting from currency translation are presented separately in the table above.

(17) Property, plant and equipment

Changes in property, plant and equipment in 2002 were as follows:

	Land and buildings	Technical equipment and machinery	Furniture, fixtures and other equipment	Advance payments to vendors and contractors and construction in progress	Total
			(in € millions)		
Gross carrying amounts, Dec. 31, 2001	1,366	6,253	194	241	8,054
Exchange differences	(73)	(378)	(12)	(11)	(474)
Changes in scope of consolidation	—	—	—	—	—
Acquisitions	—	—	—	—	—
Capital expenditures	9	107	9	177	302
Retirements	(23)	(294)	(18)	(1)	(336)
Transfers	67	143	5	(215)	0
Gross carrying amounts, Dec. 31, 2002	1,346	5,831	178	191	7,546
Accumulated depreciation and write-downs, Dec. 31, 2001	(821)	(4,003)	(140)	—	(4,964)
Exchange differences	22	241	8	0	271
Changes in scope of consolidation	—	—	—	—	—
Depreciation and write-downs in 2002	(47)	(482)	(19)	0	(548)
• *of which write-downs*	(5)	(78)	(1)	—	(84)
Write-backs	—	—	—	—	—
Retirements	18	235	17	—	270
Transfers	(22)	22	—	—	0
Accumulated depreciation and write-downs, Dec. 31, 2002	(850)	(3,987)	(134)	0	(4,971)
Net carrying amounts, Dec. 31, 2002	496	1,844	44	191	2,575

Changes in property, plant and equipment in 2003 were as follows:

	Land and buildings	Technical equipment and machinery	Furniture, fixtures and other equipment	Advance payments to vendors and contractors and construction in progress	Total
			(in € millions)		
Gross carrying amounts, Dec. 31, 2002	1,346	5,831	178	191	7,546
Exchange differences	(40)	(191)	(7)	(4)	(242)
Changes in scope of consolidation	6	22	—	24	52
Acquisitions	—	—	—	—	—
Capital expenditures	10	97	4	152	263
Retirements	(28)	(304)	(13)	(3)	(348)
Transfers	69	74	22	(153)	12
Gross carrying amounts, Dec. 31, 2003	1,363	5,529	184	207	7,283
Accumulated depreciation and write-downs, Dec. 31, 2002	(850)	(3,987)	(134)	0	(4,971)
Exchange differences	19	114	5	—	138
Changes in scope of consolidation	—	—	—	—	—
Depreciation and write-downs in 2003	(195)	(942)	(39)	(1)	(1,177)
• *of which write-downs*	(160)	(640)	(23)	(1)	(824)
Write-backs	—	—	—	—	—
Retirements	14	254	12	—	280
Transfers	(29)	40	(13)	—	(2)
Accumulated depreciation and write-downs, Dec. 31, 2003	(1,041)	(4,521)	(169)	(1)	(5,732)
Net carrying amounts, Dec. 31, 2003	322	1,008	15	206	1,551

The guidelines for currency translation described under "Intangible Assets" also apply here.

Capitalized property, plant and equipment includes assets held under finance leases having a total net value of €53 million (2002: €60 million). The gross carrying amounts of these assets as of the financial statement closing date total €126 million (2002: €132 million).

These assets are mainly technical equipment and machinery with a carrying amount of €38 million and a gross carrying amount of €107 million (2002: carrying amount of €53 million and gross carrying amount of €122 million) and buildings having a carrying amount of €13 million and a gross carrying amount of €18 million (2002: carrying amount of €6 million and gross carrying amount of €8 million). In the case of buildings, either the present value of the minimum lease payments covers substantially all of the costs of the acquisition or title passes to the lessee on expiration of the lease.

Also included are products of minor significance leased to other parties under operating leases, where — under the relevant agreements — the lease does not constitute a finance lease within the meaning of IAS 17 (Leases). However, if the lessee is to be regarded as the economic owner of the assets, a receivable is recognized in the balance sheet in the amount of the discounted future lease payments.

(18) Investments

Changes in investments in 2002 were as follows:

	Investments in subsidiaries	Loans to subsidiaries	Investments in affiliated companies: Associated companies	Investments in affiliated companies: Other companies	Loans to other affiliated companies	Other securities	Other loans	Total
				(in € millions)				
Gross carrying amounts, Dec. 31, 2001	11	—	5	18	38	5	—	77
Exchange differences	—	—	—	0	—	—	—	0
Changes in scope of consolidation	—	—	—	—	—	—	—	—
Changes in fair value	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—
Other additions	—	—	—	—	1	0	—	1
Retirements	—	—	—	—	(5)	(3)	—	(8)
Transfers	—	—	—	—	—	—	—	—
Gross carrying amounts, Dec. 31, 2002	11	—	5	18	34	2	—	70
Accumulated write-downs, Dec. 31, 2001	(3)	—	—	—	0	—	—	(3)
Exchange differences	—	—	—	—	—	—	—	—
Changes in scope of consolidation	—	—	—	—	—	—	—	—
Write-downs in 2002	—	—	—	—	0	—	—	0
Write-backs	—	—	—	—	0	—	—	0
Retirements	—	—	—	—	0	—	—	0
Transfers	—	—	—	—	—	—	—	—
Accumulated write-downs, Dec. 31, 2002	(3)	—	—	—	0	—	—	(3)
Net carrying amounts, Dec. 31, 2002	8	—	5	18	34	2	0	67

Changes in investments in 2003 were as follows:

	Investments in subsidiaries	Loans to subsidiaries	Investments in affiliated companies: Associated companies	Investments in affiliated companies: Other companies	Loans to other affiliated companies	Other securities	Other loans	Total
				(in € millions)				
Gross carrying amounts, Dec. 31, 2002	11	—	5	18	34	2	—	70
Exchange differences	—	—	—	—	—	—	—	—
Changes in scope of consolidation	(12)	—		—	—	—	—	(12)
Changes in fair value	—	—	—	—	—	—	—	—
Acquisitions	—	—	—	—	—	—	—	—
Other additions	1	—	—	0	0	1	—	2
Retirements	—	—	—	—	0	0	—	0
Transfers	5	—	(5)	—	—	—	—	—
Gross carrying amounts, Dec. 31, 2003	5	—	0	18	34	3	—	60
Accumulated write-downs, Dec. 31, 2002	(3)	—	—	—	0	—	—	(3)
Exchange differences	—	—	—	—	—	—	—	—
Changes in scope of consolidation	—	—	—	—	—	—	—	—
Write-downs in 2003		—	—	(17)	—	—	—	(17)
Write-backs	—	—	—	—	0	—	—	0
Retirements	—	—	—	—	0	—	—	0
Transfers	—	—	—	—	—	—	—	—
Accumulated write-downs, Dec. 31, 2003	(3)	—	0	(17)	0	—	—	(20)
Net carrying amounts, Dec. 31, 2003	2	—	0	1	34	3	—	40

The guidelines for currency translation described under "Intangible Assets" also apply here.

(19) Inventories

Of the €1,096 million in inventories carried as of December 31, 2003 (2002: €1,094 million), €25 million (2002: €24 million) represent inventories carried at net realizable value.

Inventories consist of the following:

	Dec. 31, 2002	Dec. 31, 2003
	(in € millions)	
Raw materials and supplies	183	185
Work in process, finished goods and goods purchased for resale	909	909
Advance payments	2	2
	1,094	1,096

The changes in inventory write-downs are as follows:

	Dec. 31, 2002	Dec. 31, 2003
	(in € millions)	
Balance at beginning of year	(25)	(62)
Additions charged to expense	(44)	(34)
Exchange differences	2	1
Changes in scope of consolidation	0	0
Deductions due to utilization	5	39
Balance at end of year	(62)	(56)

(20) Trade accounts receivable

Trade accounts receivable include write-downs of €22 million (2002: €25 million) for amounts unlikely to be collected.

The total amount of trade accounts receivable, which is due within one year, is €990 million (2002: €1,048 million). Trade accounts receivable from other affiliated companies totaled €3 million (2002: €6 million) and trade accounts receivable from other customers amounted to €987 million (2002: €1,042 million). Trade accounts receivable from other companies within the Bayer Group, which represent third parties to the LANXESS Subgroup, totaled €75 million (2002: €63 million). No trade accounts receivable from subsidiaries existed either in 2002 or 2003.

Changes in write-downs of trade accounts receivable are as follows:

	Dec. 31, 2002	Dec. 31, 2003
	(in € millions)	
Balance at beginning of year	(25)	(25)
Additions charged to expenses	(8)	(3)
Exchange differences	5	1
Changes in scope of consolidation	0	0
Deductions due to utilization	3	5
Balance at end of year	(25)	(22)

(21) Other receivables and other assets

Other receivables and other assets are generally carried at amortized cost, less write-downs totaling €3 million (2002: €0 million).

They are comprised as follows:

	Dec. 31, 2002	Dec. 31, 2003
	(in € millions)	
Short-term loans	182	256
Pension assets in excess of obligations	72	89
Claims for tax refunds	22	28
Lease payments receivable	21	20
Receivables from derivative financial instruments	0	4
Interest receivable on loans	1	0
Payroll receivables	1	2
Other receivables	100	155
	399	554

Interest receivables on loans consist mainly of interest earned in the fiscal year, but not due to be received until after the balance sheet date.

Total other receivables include €1 million (2002: €0 million) of receivables from other affiliated companies. Other receivables from Bayer Group companies, which the LANXESS Subgroup classifies as third party receivables, totaled €332 million (2002: €214 million). There are no receivables from subsidiaries. Total other receivables and other assets totaling €107 million (2002: €80 million) have maturities of more than one year.

Receivables under leases in which the customers are considered to be economic owners of the leased property (finance leases), totaled €20 million (2002: €21 million).

The lease payments are due as follows:

	Lease payments	Of which interest	Account receivable
		(in € millions)	
2004	1	0	1
2005	1	0	1
2006	1	0	1
2007	1	0	1
2008	1	0	1
After 2008	15	0	15
	20	0	20

(22) Liquid assets

	Dec. 31, 2002	Dec. 31, 2003
	(in € millions)	
Marketable securities and other instruments	0	0
Cash and cash equivalents	10	13
	10	13

Financial instruments with original maturities of up to three months are recognized as cash equivalents in view of their high liquidity and are reported under "Cash and cash equivalents".

(23) Deferred charges

Total deferred charges include €13 million (2002: €12 million) expected to be used in 2004.

(24) Stockholders' equity

As previously explained in the section entitled "Basis of Financial Statement Reporting", the Combined Financial Statements of the LANXESS Subgroup for 2002 and 2003 have been derived from the consolidated accounts of the Bayer Group, allocating the relevant activities to the LANXESS Subgroup for 2002 and 2003. On the basis of the above and of assumptions made, the liquidity and the equity and debt structure shown in the combined financial statements of the LANXESS Subgroup are based on the net indebtedness allocated to the LANXESS Subgroup as of June 30, 2004.

Thus, in accordance with the assumptions made, the total stockholders' equity represents the difference between total assets and total liabilities included in the spun-off businesses combined in the LANXESS Subgroup, taking into account the allocation of net indebtedness for 2002 and 2003. This amount also includes any accumulated gains or losses incurred in these years as well as any other changes in stockholders' equity incurred by the businesses combined in the LANXESS Subgroup.

(25) Minority stockholders' interest

Minority stockholders' interest in 2002 consisted primarily of third parties' shares in the equity of LANXESS ABS Ltd. of India, EUROPIGMENTS S.L. of Spain, LANXESS Shanghai Pigments Co. Ltd. and RheinChemie of China. In 2003, minority stockholders' interest comprised mostly third parties' shares in the equity of LANXESS ABS Ltd. of India, Novochem of Alcantarilla, DUBAY GmbH of Hamm, EUROPIGMENTS S.L. of Spain, and RheinChemie of China.

(26) Provisions for pensions and other post-employment benefits

The LANXESS Subgroup provides retirement benefits for most of its employees, either directly or by contributing to independently-administered funds.

The manner in which these benefits are provided varies according to the legal, fiscal and economic conditions of each country, the benefits generally being based on the employees' remuneration and years of service. The obligations relate both to existing retirees' pensions and to pension entitlements of future retirees.

The basis for presenting the pension obligations in the Combined Financial Statements and the obligations to be transferred were separate actuarial opinions covering the periods ending December 31, 2002 and December 31, 2003, which in turn were based on the lists of employees transferred as of the financial statement closing date. The obligations were therefore calculated primarily on a person-by-person basis. Only in exceptional cases were obligations allocated proportionately based on the number of employees.

Country- or company-specific rules govern the vested pension claims of employees who had retired or left the organization prior to July 1, 2004.

Retirement benefits are provided under both defined contribution and defined benefit plans.

In the case of **defined contribution plans**, the company pays contributions to publicly- or privately-administered pension insurance plans on a mandatory, contractual or voluntary basis. Once the contributions have been paid, the company has no further payment obligations.

The regular contributions constitute net periodic costs for the year in which they are due, and are included in the relevant operating cost account, *i.e.*, cost of goods sold, research and development expenses or general and administrative expenses, and thus in the operating result. In 2003, these payments totaled €51 million (2002: €56 million) for the group.

All other retirement benefit plans are **defined benefit plans**, which may be either unfunded (*i.e.*, financed by provisions or accruals), or funded (*i.e.*, financed through pension funds). In 2003, expenses for defined benefit plans totaled €58 million (2002: €46 million), which, except for the interest costs incurred, the expected return on plan assets and that share of the amortized actuarial gains or losses that is attributable to the plan assets, are generally included in the relevant operating cost account, *i.e.*, cost of goods sold, selling expenses, research and development expenses, general and administrative expenses or other operating income and expenses.

Provisions are also set up under this item for the obligations of Group companies, particularly in the United States, to provide health care to their retirees. For health care costs, the valuation is based on the assumption that they will increase at an annual rate of 5 percent in the long term. Early retirement and certain other benefits to retirees are also included to the extent these obligations are similar in character to pension obligations. Like pension obligations, they are valued in accordance with international standards. These obligations, which are similar to pension obligations, totaled €129 million (2002: €79 million). Expenses for 2003 amounted to €63 million (2002: €22 million). This comprises €57 million (2002: €14 million) for service costs incurred in 2003, €5 million (2002: €5 million) for interest costs as well as €1 million (2002: €1 million) for the amortization of actuarial losses. In 2002, this item included an additional €2 million expense arising from plan curtailments and settlements.

The costs for the plans comprise the following:

	Pension obligations		Other post-employment benefit obligations	
	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003
	(in € millions)			
Service cost	35	38	14	57
Past service cost	—	2	—	—
Interest cost	59	61	5	5
Expected return on plan assets	(56)	(51)	—	—
Amortization of actuarial amounts	2	8	1	1
Plan curtailments and settlements	6	—	2	—
	46	58	22	63

The pension provisions for defined benefit plans are calculated in accordance with IAS 19 (Employee Benefits) using the project unit credit method. Under this approach, the future benefit obligations are valued using actuarial methods on the basis of the appropriate assessment of the relevant parameters. Funds and benefit obligations are valued on a regular basis at least every three years. For all major funds, comprehensive actuarial valuations are performed annually.

Benefits expected to be payable after retirement are spread over each employee's entire period of employment, allowing for future changes in remuneration.

The legally independent fund "Bayer Pensionskasse VvaG" (Bayer Pensionskasse) is a private insurance company and is therefore subject to the German Act on the Supervision of Private Insurance Companies *(Versicherungsaufsichtsgesetz)*. Since Bayer guarantees the commitments of the Bayer Pensionskasse, it is classified as a defined benefit plan for IFRS purposes.

In addition to complying with regulatory provisions, the investment policy of Bayer Pensionskasse is geared toward managing the risk structure arising from its obligations. In light of capital market movements, the Bayer Pensionskasse has therefore developed a target strategic investment portfolio aligned to an appropriate risk structure. Its investment strategy focuses principally on stringent management of downside risks rather than on maximizing absolute returns. It is anticipated that this investment policy can generate a return that enables it to meet its long-term commitments.

All defined benefit plans necessitate actuarial computations and valuations. These are based not only on life expectancy, but also on the following parameters, which vary from country to country according to economic conditions:

	Parameters used	
	Dec. 31, 2002	Dec. 31, 2003
Discount rate	5.75% to 7.00%	5.50% to 6.25%
Projected future remuneration increases	3.00% to 4.75%	2.75% to 4.25%
Projected future pension increases	1.44% to 2.25%	1.25% to 2.75%
Projected employee turnover (according to age and gender)	Empirical data	
Expected return on plan assets	6.50% to 8.50%	6.25% to 8.25%

Obligations relating to early retirement benefits are calculated on the basis of the expected medium-term utilization using a discount rate of 3.5% (2002: 3.75%).

	Pension obligations		Other post-employment benefit obligations	
	Dec. 31, 2002	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2003
	(in € millions)			
Defined benefit obligation				
Benefit obligation at start of year	992	1,007	91	90
Service cost	35	38	14	57
Interest cost	59	61	5	5
Employee contributions	9	10	—	—
Plan changes	2	2	—	—
Plan settlements	(21)	—	0	—
Net actuarial (gain) loss	2	31	(2)	8
Translation differences	(48)	(3)	(14)	(7)
Benefits paid	(28)	(28)	(6)	(7)
Mergers and acquisitions	—	—	—	—
Divestitures	—	—	—	—
Plan curtailments	5	—	2	—
Benefit obligation at year end	1,007	1,118	90	146
Fair value of plan assets				
Plan assets at start of year	844	748	—	—
Actual return on plan assets	(42)	42	—	—
Mergers and acquisitions	—	—	—	—
Divestitures	—	—	—	—
Plan settlements	(16)	0	—	—
Translation differences	(39)	1	—	—
Employer contributions	20	39	6	7
Employee contributions	9	10	—	—
Benefits paid	(28)	(28)	(6)	(7)
Plan assets at year end	748	812	0	0
Funded status	(259)	(306)	(90)	(146)
Unrecognized past service cost	2	1	—	—
Unrecognized transition obligation	—	—	—	—
Unrecognized actuarial (gain) loss	213	243	11	17
Asset limitation due to uncertainty of future benefits	(129)	(128)	—	—
Net recognized liability at year end	(173)	(190)	(79)	(129)
Amount recognized in the balance sheet				
Prepaid benefit assets	72	89	—	—
Provisions for pension and other post-employment benefits	(245)	(279)	(79)	(129)
Net recognized liability	(173)	(190)	(79)	(129)

Of the defined benefit obligations for pensions, €283 million (2002: €245 million) relates to unfunded benefit obligations, while €835 million (2002: €762 million) relates to funded benefit obligations. The defined benefit obligation for other post-employment benefits is completely unfunded at €146 million (2002: €90 million).

Of the funded pension plans, total overfunding of individual plans amounts to €60 million (2002: €67 million), while underfunding amounts to €83 million (2002: €79 million).

The adjustments, as yet unrecognized in the income statement, represent the difference between the defined benefit obligation — after deducting the fair value of plan assets — and the net liability recognized in the balance sheet. They arise mainly from actuarial gains or losses caused by differences between actual and previously assumed trends in employee turnover, income and development of plan assets. Pension assets in excess of the obligation are reflected in other receivables on the balance sheet, subject to the asset limitation specified in IAS 19 (Employee Benefits). In accordance with IAS 19, the amounts reflected on the balance sheet will be recognized in the income statement over the expected average remaining working lives of active employees. The portion of the net actuarial gain or loss to be recognized on the income statement is determined by the corridor method.

The net recognized liability is reflected in the following balance sheet items:

	2002	2003
	(in € millions)	
Provisions for pension and other post-employment benefits	(324)	(408)
Other assets	72	89
Net recognized liability	(252)	(319)

Provisions for pension and other post-employment benefits changed as follows in 2002 and 2003:

	Jan. 1, 2002	Changes in scope of consolidation	Currency effects	Allocations	Utilization	Reversal	Dec. 31, 2002
				(in € millions)			
Provision for pensions and other post-employment benefits	345	—	(12)	18	(27)	—	324

	Jan. 1, 2003	Changes in scope of consolidation	Currency effects	Allocations	Utilization	Reversal	Dec. 31, 2003
				(in € millions)			
Provision for pensions and other post-employment benefits	324	—	(5)	135	(46)	—	408

(27) Other provisions

The breakdown of other provisions is as follows:

	Dec. 31, 2002		Dec. 31, 2003	
	Total	Maturing within one year	Total	Maturing within one year
		(in € millions)		
Provisions for personnel commitments	173	53	234	73
Provisions for trade-related commitments	69	69	40	32
Provisions for environmental remediation	46	6	42	4
Provisions for taxes	17	7	22	11
Provisions for restructuring	18	18	21	21
Other provisions	41	40	46	12
	364	193	405	153

Changes in provisions in 2002 were as follows:

	Jan. 1, 2002	Changes in scope of consolidation	Currency effects	Allocations	Utilization	Reversal	Dec. 31, 2002
				(in € millions)			
Provisions for personnel commitments	162	—	(7)	37	(19)	—	173
Provisions for trade-related commitments	79	—	(4)	43	(41)	(8)	69
Provisions for environmental remediation	51	—	(8)	7	(4)	0	46
Provisions for taxes	22	—	(1)	24	(27)	(1)	17
Provisions for restructuring	38	—	(10)	15	(25)	—	18
Other	34	—	(2)	27	(18)	0	41
Total	386	—	(32)	153	(134)	(9)	364

Changes in provisions in 2003 were as follows:

	Jan. 1, 2003	Changes in scope of consolidation	Currency effects	Allocations	Utilization	Reversal	Dec. 31, 2003
				(in € millions)			
Provisions for personnel commitments	173	—	(4)	113	(42)	(6)	234
Provisions for trade-related commitments	69	—	(3)	37	(48)	(15)	40
Provisions for environmental remediation	46	—	(4)	2	(2)	0	42
Provisions for taxes	17	—	0	23	(17)	(1)	22
Provisions for restructuring	18	—	(3)	15	(9)	0	21
Other	41	—	0	38	(31)	(2)	46
Total	364	—	(14)	228	(149)	(24)	405

Participation programs

The Bayer Group's three-tier participation program for different classes of employees was launched in 2000. The program consists of a Stock Option Program for members of the Board of Management and other Group Executives, a Stock Incentive Program for other senior management and a Stock Participation Program for other managers and non-managerial staff. To be eligible for the Stock Option Program, Stock Incentive Program or Module 1 of the Stock Participation Program, participants must place Bayer AG shares of their own into a special deposit account.

Provided participants hold these shares for the full term of the Stock Incentive Program or the Stock Participation Program, they will receive specific payments from the company after defined retention periods. Under Module 2 of the Stock Participation Program, employees have the opportunity to purchase shares at a discounted price. To the extent that obligations under the employee participation programs exist toward employees of the LANXESS Subgroup, such obligations will have been or will be transferred to the LANXESS Subgroup.

Environmental provisions

The LANXESS Subgroup's activities are subject to extensive laws and regulations in the jurisdictions in which it does business or maintains properties. Its compliance with environmental laws and regulations may require it to remove or mitigate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in its property, without regard to whether the owner or operator knew of, or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. As many of its production sites have an extended history of industrial use, it is impossible to predict precisely what effects these laws and regulations will have on the LANXESS Subgroup in the future.

As is typical for companies involved in the chemical or related industries, soil and groundwater contamination has occurred in the past at some of the sites, and might occur or be discovered at other sites. The LANXESS Subgroup is subject to claims brought by federal and state regulatory agencies in the United States and other private entities and individuals regarding the remediation of sites and parcels, which the LANXESS Subgroup has purchased or will purchase from Bayer AG, on which materials were produced specifically for the LANXESS Subgroup by contract manufacturers or on which waste from the LANXESS Subgroup's operations was treated, stored or disposed of.

In particular, the LANXESS Subgroup may be exposed to potential liability under the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as "Superfund", the U.S. Resource Conservation and Recovery Act and related state laws for investigation and remediation costs at a number of sites. At most of these sites, numerous companies, including the LANXESS Subgroup, have been notified that the U.S. Environmental Protection Agency (EPA), state government regulators or private persons consider such companies to be potentially responsible parties under Super-fund and similar laws. At other U.S. sites, the LANXESS Subgroup is the sole responsible party. The proceedings relating to these sites are in various stages. In most cases, remediation measures have already been initiated.

As of December 31, 2003, the LANXESS Subgroup had set aside €42 million in provisions for environmental remediation (2002: €46 million). The main components of the provisions for environmental remediation costs relate primarily to land reclamation, rehabilitation of contaminated sites, recultivation of landfills, and redevelopment and water protection measures. The provisions for environmental remediation costs are recorded on a discounted basis where environmental inquiries or remediation measures are probable, the costs can be sufficiently reliably estimated and no future benefits are expected from such measures. Significant factors in estimating the costs include previous experiences in similar cases, expert opinions regarding environmental programs, current costs and new developments affecting costs, our interpretation of current environmental laws and regulations, the number and financial condition of third parties that may become obligated to participate in any remediation costs at the various sites on the basis of joint liability, and the remediation methods which are likely to be deployed.

It is difficult to estimate the future costs of environmental protection and remediation because of the many uncertainties, particularly with regard to the status of laws, regulations and information available about conditions in the various countries and at the individual sites. Subject to these factors, but taking into consideration its experience to date regarding environmental matters of similar nature, the LANXESS Subgroup believes that the provisions are adequate based on currently available information. However, given the inherent difficulties in estimating liabilities in this area, it cannot be guaranteed that additional costs will not be incurred beyond the amounts accrued. It is possible that a final resolution of these matters may require expenditures in excess of the established provisions, over an extended period of time and in a range of amounts that cannot be reasonably estimated. Nevertheless, management believes that such additional amounts, if any, would not have a material adverse effect on the Group's financial position or results of operation.

Litigation risks

The LANXESS Subgroup or LANXESS Group, as the case may be, is involved in a number of legal proceedings, either directly or indirectly by way of indemnity claims Bayer has against it. As a global chemical company, it is currently exposed to, and may in the future become involved in proceedings in the ordinary course of its business relating to such matters as competition or antitrust law or its past waste disposal practices and release of chemicals into the environment.

The outcome of current and future litigation cannot be predicted with certainty. Thus, an adverse decision in a lawsuit could result in additional costs that are not covered, either wholly or partially, under insurance policies and that could significantly impact the business and results of operations of the LANXESS Subgroup or LANXESS Group, as the case may be. If the LANXESS Subgroup or LANXESS Group, as the case may be, loses a case in which it seeks to enforce its patent rights, a decrease in future earnings could result as other manufacturers could be permitted to begin to market products that the LANXESS Group or its predecessors had developed.

Litigation and other judicial proceedings as a rule raise difficult and complex legal issues and are subject o t many uncertainties and complexities including, but not limited to, particularities regarding the facts and circumstances of each particular case, issues regarding the jurisdiction in which each suit is brought and applicable law. Upon resolution of a pending legal matter, the future LANXESS Subgroup or LANXESS Group may be forced to incur charges in excess of the presently established provisions and related insurance coverage. It is possible that the results of operations and cash flows could be materially affected by an ultimately unfavorable outcome of litigation.

Regarding the current antitrust litigation risks, see the Note on commitments and contingencies (Note (33)).

Expenses for restructuring

Restructuring charges totaling €144 million were incurred in 2002 for the shutdown of sites and relocation of business operations, including €15 million in provisions that are expected to be utilized as the respective restructuring measures are implemented. The total charges include accelerated amortization/depreciation and write-downs of property, plant and equipment and intangible property totaling €74 million, severance payments totaling €7 million and other expenditures totaling €63 million. The majority of the severance payments and other expenses incurred in 2002 resulted in disbursements in 2003.

In connection with the restructuring of the Canadian production facility for rubber in Sarnia, Ontario, special charges totaling €41 million were incurred as well as severance payments of €7 million and other expenditures totaling €19 million.

In 2002, €36 million in restructuring charges were incurred in connection with the partial closing and sale of the organic pigments production facility in Bushy Park, South Carolina. Of this amount, €23 million relate to write-downs and €13 million were used to cover other expenses.

Other restructuring related to the closing of a production line for ferric-oxide in New Martinsville involving write-offs totaling €10 million and other expenses totaling €20 million, with the restructuring of the Technical Rubber Products segment in Leverkusen (€11 million charge). The provisions and expenses for restructuring changed in 2002 as follows:

	Severance payments	Other costs	Total
	(in € millions)		
Status Jan. 1, 2002	11	27	38
Additions	0	15	15
Utilization	(6)	(19)	(25)
Exchange differences	(1)	(9)	(10)
Status Dec. 31, 2002	4	14	18

In 2003, total expenses for restructuring measures were €48 million. Of this amount, €15 million was set aside as restructuring provisions and €12 million as other provisions. The total expenses include severance payments and other pre-retirement part-time work benefits made in connection with the restructuring and totaled €37 million, as well as accelerated depreciation/amortization and write-down of property, plant and equipment and intangible assets totaling €11 million. The majority of the severance payments and other expenses incurred in 2003 are to be disbursed in 2004.

In connection with the closing of the Goch and Marl production sites, expenses totaling €12 million and €11 million, respectively, were incurred for severance payments and other write-offs.

As part of a global reorganization, personnel changes were made at several sites, costing a total of €25 million.

Changes in provisions for restructuring in 2003 were as follows:

	Severance payments	Other costs	Total
	(in € millions)		
Status Jan. 1, 2003	4	14	18
Additions	15	0	15
Utilization	(3)	(6)	(9)
Exchange differences	0	(3)	(3)
Status Dec. 31, 2003	16	5	21

Other costs are mainly demolition expenses and other charges relating to the abandonment of production facilities.

(28) Financial obligations

Financial obligations comprise the following:

	Dec. 31, 2002		Dec. 31, 2003	
	Total	Maturing in 2002	Total	Maturing in 2003
	(in € millions)			
Liabilities to banks	25	25	41	3
Liabilities under lease agreements	104	11	86	9
Other financial obligations	1,291	938	1,315	1,221
	1,420	974	1,442	1,233

The maturities of financial obligations existing as of December 31, 2003 were as follows:

Maturing in	In € millions
2004	1,233
2005	23
2006	36
2007	5
2008	42
2009 or later	103
	1,442

On the basis of the net indebtedness targeted at the time the Spin-off becomes legally effective, all financial obligations directly allocable to the LANXESS Subgroup and included in the historical financial statements of the so-called share deal companies were allocated to the LANXESS Subgroup. In order to achieve the targeted overall indebtedness for the LANXESS Subgroup, some external debt was assumed o t exist, which currently is classified as a short-term financial obligation. Short-term financial obligations totaled €1,233 million (2002: €974 million). Their weighted average interest rate was 4.6 percent (2002: 5.8 percent). The financial obligations allocable to the LANXESS Subgroup are mostly unsecured and of equal priority.

Liabilities under finance leases are recognized as financial obligations if the leased assets are capitalized under property, plant and equipment as the group is deemed the economic owner of the leased property (finance leases). They are stated at their present value. Future lease payments amount to €116 million (2002: €134 million). The interest component contained in such lease payments is €30 million (2002: €30 million).

The liabilities associated with finance leases mature as follows:

	Lease payments	Of which interest	Lease liability
	(in € millions)		
2004	13	4	9
2005	13	4	9
2006	18	5	13
2007	8	3	5
2008	5	2	3
After 2008	59	12	47
	116	30	86

Lease payments in 2003 in connection with operating leases amounted to €29 million (2002: €10 million). No other financial obligations to subsidiaries or to companies of the Bayer Group were reported.

(29) Trade account payables

Trade accounts payables were mainly to third parties. As in the previous year, the total amount of €574 million (2002: €428 million), is due within one year. Trade accounts payable to other affiliated companies totaled €7 million (2002: €2 million), and trade accounts payable to other suppliers totaled €567 million (2002: €426 million). There were no trade accounts payable to subsidiaries. Trade accounts payable to companies belonging to the Bayer Group, which the LANXESS Subgroup classifies as third parties, totaled €142 million (2002: €20 million).

(30) Miscellaneous liabilities

Miscellaneous liabilities are carried at amortized cost.

They are comprised as follows:

	Dec. 31, 2002		Dec. 31, 2003	
	Total	Maturing in 2002	Total	Maturing in 2003
	(in € millions)			
Payroll liabilities	49	48	40	39
Tax liabilities	33	33	32	32
Liabilities for social expenses	17	17	15	15
Accrued interest on liabilities	3	3	2	2
Advance payments received	2	2	3	3
Liabilities from the acceptance of drafts	11	11	12	12
License liabilities	2	2	—	—
Other miscellaneous liabilities	96	96	84	84
	213	212	188	187

Tax liabilities include not only the Group companies' own tax liabilities, but also taxes withheld on behalf of third parties.

Liabilities for social expenses include, in particular, social insurance contributions that have not yet been paid by the closing date.

The other miscellaneous liabilities comprise mainly guarantees, commissions to customers and expense reimbursements.

Total miscellaneous liabilities include €2 million (2002: €1 million) to subsidiaries and €38 million to companies belonging to the Bayer Group (2002: €22 million), which the LANXESS Subgroup classifies as third parties. Miscellaneous liabilities to other affiliated companies did not exist.

(31) Further information on liabilities

Other liabilities include €104 million (2002: €205 million) with maturities of more than five years.

Liabilities totaling €189 million (2002: €1 million) were secured, of which €22 million (2002: €1 million) were secured by mortgages.

The total amount of liabilities includes €2 million (2002: €3 million) in accrued interest, representing expenses attributable to the fiscal year, but not due for payment until after the closing date.

(32) Deferred income

Deferred income as of December 31, 2003, includes €56 million (2002: €56 million) in grants and subsidies received from government. The amount reversed and recognized in income in 2003 was €9 million (2002: €10 million).

(33) Commitments and contingencies

Contingent liabilities as of December 31, 2003 — all of which existed toward third parties — amounted to €13 million (2002: €14 million). They resulted from:

	Dec. 31, 2002	Dec. 31, 2003
	(in € millions)	
Issuance and endorsement of bills	1	0
Guarantees	10	8
Warranties	3	5
	14	13

These items refer to potential future obligations where the occurrence of future events would create an obligation, the existence of which is uncertain as of the balance sheet date. Companies often enter into warranty obligations related to business transactions. These mainly comprise commitments undertaken by subsidiaries for a defined level of performance or the rendering of specific services that go beyond the degree of liability ordinarily assumed in the respective industry. Guarantees comprise mainly bank guarantees where subsidiaries guarantee third parties' liabilities to banks resulting from contractual agreements of those third parties with the LANXESS Subgroup. A liability to perform under the guarantee arises if the debtor is in arrears on payments or is insolvent.

In addition to provisions, other liabilities and contingent liabilities, there are also other financial commitments, including those arising under lease and long-term rental agreements.

The minimum non-discounted future payments relating to operating leases total €67 million (2002: €43 million). The respective payment obligations mature as follows:

Maturing in	In € millions
2004	11
2005	10
2006	9
2007	9
2008	8
2009 or later	20
	67

Financial commitments resulting from orders already placed under purchase agreements related to planned or ongoing capital expenditure projects totaled €37 million (2002: €37 million). The respective payments are due in full in 2004.

In addition, research agreements have been concluded with a number of third parties under which various research projects are funded or commitments are assumed subject to certain agreed conditions. The total amount of such funding and other commitments is €2 million (2002: €5 million). As of December 31, 2003, the remaining payments expected to be made to these parties, assuming the agreed conditions are met, were as follows:

Maturing in	In € millions
2004	2
2005	0
2006	0
2007	0
2008	0
2009 or later	0
	2

Section 133 (1) sentence 1 of the German Transformation Act states that all legal entities involved in a spin-off will be jointly and severally liable for all of the transferring entity's debts and liabilities existing at the time that the spin-off takes effect. This means that Bayer AG and LANXESS AG will be jointly and severally liable for all liabilities of Bayer AG existing at the time that the LANXESS Subgroup was spun off. In accordance with Section 133 (3) of the German Transformation Act, the period of liability for the company to which the liabilities were not assigned under the Spin-Off and Acquisition Agreement, will be limited to five years.

The Spin-Off and Acquisition Agreement provides that Bayer AG will indemnify LANXESS AG against statutory joint liability pursuant to Section 133 of the German Transformation Act for obligations and liabilities that were not transferred to LANXESS AG pursuant to the Spin-Off and Acquisition Agreement.

Additional details on the topic of liability are contained in Chapter VIII of the Joint Spin-Off Report.

Description of the Master Agreement

In the Master Agreement to be entered between Bayer AG and LANXESS AG contemporaneously with the Spin-Off and Acquisition Agreement, Bayer AG and LANXESS AG will agree, among other things, on how to apportion general liability and liabilities arising specifically under environmental, product liability and antitrust law. The following is a description of the key provisions of the Master Agreement related to these liabilities.

Apportionment of liability

Bayer AG and LANXESS AG will agree in the Master Agreement that LANXESS AG and its affiliates will be responsible only for the liabilities assigned to them and that conversely Bayer AG and its affiliates will be responsible for the liabilities not assigned to the future LANXESS Group. To achieve this goal, the Master Agreement contains corresponding indemnity obligations of Bayer AG and LANXESS AG.

Environmental liability

The Master Agreement governs how liability will be shared among the contracting parties on any environmental contamination of real estate, which was caused or arose prior to the Spin-off Economic Effective Date (July 1, 2004). The legal consequence of any liability of a contracting party is as a rule that such party will be obligated to indemnify the other contracting party and its affiliates to the full extent with respect to any and all public or private liability to government agencies or to other third parties for environmental contamination on the relevant real estate. The provision concerning the apportionment of liability for environmental contamination essentially establishes a liability of each contracting party based on the condition of the properties that such party and its affiliates used on the Spin-Off Economic Effective Date. In addition, the liability provision also contains individual elements of causation-based liability. Consequently, liability attaches to the affected property as follows (in simplified terms):

LANXESS AG will generally be, subject to certain opportunities for exoneration, liable for any and all environmental contamination of the so-called "LANXESS properties". "LANXESS properties" consist primarily of real estate, which the LANXESS Subgroup uses both in Germany and abroad as of the SpinOff Economic Effective Date and which the companies of the future LANXESS Group have either already purchased from Bayer AG (primarily the properties located abroad) or will still purchase from Bayer AG under land purchase contracts (for example, in Germany). In contrast, Bayer AG will generally be liable for any and all environmental contamination of the so-called "BAG-properties", likewise subject to certain opportunities for exoneration. This real estate involves primarily the real property owned or used by Bayer AG or its affiliates (excluding the LANXESS properties). With respect to any liability for environmental contamination of real estate owned by third parties, the contracting parties agree that LANXESS AG will be liable for such environmental contamination, if the environmental contamination was caused by a LANXESS-property (*via* the groundwater), and Bayer AG will be liable if the environmental contamination was caused by a BAG-property (*via* the groundwater). In addition, the Master Agreement also provides special rules regarding the apportionment of liability with respect to the environmental contamination of certain properties (including landfills) as well as environmental liability based on certain acquisition contracts.

The Master Agreement will cap liability of LANXESS AG and its affiliates for environmental contamination at €350 million. However, in simplified terms, this liability cap relates only to remedial action ordered, agreed upon or actually carried out before the end of 2009. Otherwise, LANXESS AG and its affiliates shall bear unlimited liability for environmental contamination.

Product liability

The Master Agreement governs the apportionment of product liability among the contracting parties, but only in respect of claims brought by third parties and not by the contracting parties against one another. The contracting parties agreed to waive the enforcement of such latter claims against one another. If one contracting party is held liable for product liability, it will be obligated to indemnify the other contracting party and its affiliates with respect to the relevant product liability claim. Following are the key provisions of the Master Agreement regarding the apportionment of liability:

The LANXESS Subgroup, on the one hand, and the future Bayer Group, on the other hand, will generally each be responsible for any and all product liability claims arising out of or connected with defective products, which their respective units (active as of the Spin-Off Economic Effective Date) introduced to the market or which they will have introduced to the market prior to the consummation date. The products introduced to the market by the relevant unit are identified, among other things, on the basis of so-called "UVP numbers" assigned to each product. The Master Agreement does not contain separate provisions governing product liability arising out of or connected with defective products introduced to the market on or after the consummation date and instead references the rules of the applicable legal system. In addition, the Master Agreement contains special provisions regarding defective products introduced to the market by certain sold companies, business units, production facilities and plants, and allocates such product liability to LANXESS AG. In addition, the Agreement also contains a special provision, pursuant to which product liability for certain products — specifically products which have been produced by discontinued business units and business groups at the Bayer Group that are allocable to the LANXESS Subgroup — is assigned to LANXESS AG.

Antitrust violations

The Master Agreement governs the apportionment of liability for violations of antitrust laws as between the contracting parties. Antitrust liabilities are obligations or liabilities to pay fines, pecuniary and other (additional) penalties relating to damage claims of third parties including payment of criminal sanctions, third party claims for the transfer of surplus proceeds or advantages arising out of antitrust violations.

The future LANXESS Subgroup will be liable to the Bayer Group for liabilities arising out of antitrust violations committed by the LANXESS Subgroup. Conversely, the Bayer Subgroup will be liable for any liabilities arising out of antitrust violations it commits. The liable party will be responsible for reimbursing the other party for any expenses incurred as necessary to fulfill the antitrust liabilities.

In addition to these general principles, there are special provisions for antitrust proceedings and civil litigation in connection with certain products sold by the former Rubber business division that are assigned to the LANXESS Subgroup. With respect to these products, Bayer AG and a number of its affiliates are involved in criminal or civil investigations, particularly in the United States, Canada and Europe. Where, in each case before July 1, 2004, regulatory proceedings have been at least commenced or if a company has taken steps before an antitrust authority with a view to commencing proceedings, any liability arising is to be apportioned as between the parties, so that the LANXESS Group assumes 30 percent of the liabilities and the Bayer Group 70 percent.

The reimbursement obligation of the LANXESS AG is generally limited to €100 million. Any tax disadvantages arising out of the non-deductibility or limited deductibility must be reimbursed and will not count towards the cap. In addition to the liability cap, there is a €50 million cap for payments per calendar year; any balance will be carried forward to the subsequent year.

Also subject to the reimbursement provision is a proceeding arising out of allegations concerning antitrust violations in the Rubber Chemicals business unit between 1995 and 2001, in respect of which Bayer AG announced on July 14, 2004 that it had reached a settlement with the U.S. Department of Justice. Bayer AG agreed to plead guilty and to pay $66 million. A provision was set aside for this purpose during the second quarter of 2004.

Costs for external assistance in these proceedings are likewise shared between the parties on a 30:70 basis. These amounts will not, however, count towards the liability cap.

Any antitrust obligations and environmental contamination attributable to the divisions of the LANXESS Group based or operating in the United States will be included in the calculation of the relevant liability cap. In light of the special legal situation in the United States, contracts have already been executed with respect to such LANXESS Group divisions, containing provisions that are not always congruent with the provisions of the Master Agreement. Bayer AG and LANXESS AG have undertaken to ensure that the agreements entered into in the United States would be modified, in case of material discrepancies, in accordance with the fundamental rules of the Master Agreement.

(34) Related Parties

In the course of its operations, the LANXESS Subgroup sources its materials, inventories and services from a large number of business partners. These include companies in which Bayer AG holds an interest, and companies with which members of the Supervisory Board of Bayer AG are associated.

Business and legal relations exist between the remaining Bayer Group and the LANXESS Group. These relationships will continue to exist after the Spin-off enters into effect. These relationships include contracts for the delivery of goods and services between the Bayer subgroups and the Bayer service companies, on the one hand, and the LANXESS Subgroup, on the other hand.

On the basis of these goods and service contracts, the companies of the Bayer Group supplied approximately €0.5 billion worth of goods and other services to companies of the LANXESS Group in 2003. Most of these services relate to the supply of products such as chlorine and sodium hydroxide, the majority of these goods being supplied by the Bayer MaterialScience Subgroup. Services will also be provided t o the LANXESS Group (excluding services provided by Bayer Industry Services GmbH & Co. OHG). The majority of these services are rendered by Bayer Business Services GmbH in the fields of IT Systems Development & Application Support, IT Infrastructure, Human Resource Payroll & Pensions and Customs & Excise. The LANXESS Group will procure engineering services from Bayer Technology Services GmbH. Moreover, various goods and services will be purchased in different countries, including custom manufacturing and other services.

In addition, the LANXESS Group purchased €0.5 billion of on-site services from Bayer Industry Services GmbH & Co OHG in the areas of energy, infrastructure and waste disposal. The companies of the LANXESS Group supplied goods and other services totaling approximately €0.7 billion to companies of the Bayer Group in 2003. Most of the goods and services were supplied to the subgroups Bayer MaterialScience and Bayer CropScience.

To the extent the chemicals or polymer businesses to be transferred to the LANXESS Group did not have the necessary presence in a given country, distributions totaling €0.8 billion in sales were consummated primarily on the basis of commercial agency and, in some cases, on the basis of exclusive dealer arrangements with Bayer companies. In contrast, the use of the LANXESS organization for purposes of selling Bayer products was only of minor significance.

Once the Spin-off becomes effective and the transfer of the LANXESS Subgroup is thereupon complete, Bayer AG will no longer hold any ownership interests in LANXESS Subgroup companies and will therefore no longer be able to exercise any ownership control over such companies. The relationship between the Bayer Group and the LANXESS Group will correspond to that between two independent companies pursuing their own business interests.

(35) Financial instruments

Primary financial instruments are reflected in the balance sheet. In accordance with IAS 39 (Financial Instruments: Recognition and Measurement), financial assets are categorized as either "held for trading", "held to maturity", or "available for sale" and, accordingly, recognized at fair value or amortized cost. Changes in the fair value of available-for-sale securities are recognized in stockholders' equity. In the event of impairment losses, the assets are written down and the write-downs are recognized in income. Financial instruments constituting liabilities are carried at amortized cost.

a) Risks and risk management

The global nature of the LANXESS Subgroup's business exposes its operations, financial results and cash flows to a range of risks. Such risks include the following:

— Currency risks:
The LANXESS Subgroup is exposed to exchange rate fluctuations between the euro and other major currencies.

— Interest rate risks:
The LANXESS Subgroup is exposed to changes in interest rates.

— Credit risks:
The LANXESS Subgroup is subject to credit risks with respect to the counterparties in its transactions.

— Raw material and energy price risks:
The LANXESS Subgroup is subject to possible increases in raw material prices and energy prices.

The risks mentioned above could adversely affect the results of operations and financial condition of the LANXESS Subgroup. The description below focuses on the individual risks and on the LANXESS Subgroup's risk management.

Currency risk

Since the LANXESS Subgroup transacts business in many different currencies, it is exposed to a variety of risks associated with fluctuations in the relative values of these currencies.

Transaction risk

Currency risks (i.e., the potential depreciation in the value of a financial instrument as a result of changes in the exchange rate) arise especially when receivables or payables are denominated in a currency other than the company's local currency.

The risks from the operating activities are systematically recorded and analyzed. Decisions about the scope of hedging of such risks are taken regularly. Such hedging may also cover anticipated transactions. A material portion of the contractual and foreseeable currency risks are hedged by using derivative instruments. Changes in the fair value of these instruments are recognized in the income statement or, in the case of cash flow hedges, under "other changes in stockholders' equity". Since the LANXESS Subgroup enters into derivative transactions for a significant portion of its currency risks, the Subgroup believes that a significant increase or decrease in the exchange rate of the euro relative to other major currencies would not, in the short term, materially affect its future cash flow. Over time, however, to the extent the LANXESS Subgroup is unable to reflect exchange rate movements in, for example, the pricing of its products in the local currency, they could adversely affect its cash flows.

Currency risks from financial transactions, including interest, are generally hedged at 100 percent. Cross-currency interest rate swaps and forward exchange contracts are the main hedging instruments used.

Investments in long-term securities and other loans are made primarily in the currency zone of the group company making the investment in order to minimize the currency risk.

Translation risk

Many of the companies within the LANXESS Subgroup are located outside the euro zone. Since the euro is the Subgroup's financial reporting currency, the annual financial statements of these subsidiaries were translated into euro for inclusion in the Combined Financial Statements. Period-to-period changes in the average exchange rate for a particular country's currency can significantly affect the translation into euro of both revenues and operating income denominated in that currency. Unlike transaction risk, translation risk exposure does not affect the Subgroup's local currency cash flows.

Outside the euro zone, the LANXESS Subgroup holds significant assets, liabilities and operations denominated in local currencies. Although the long-term currency risk inherent in these investments is regularly assessed and evaluated, the Subgroup generally only enters into foreign exchange transactions covering this type of risk when it is considering withdrawal from a specific venture and repatriation of the funds that the withdrawal generates. Nevertheless, the Subgroup recognizes in equity the effects of currency fluctuations on the translation of net asset amounts into euro.

Interest rate risk

Interest rate risk — i.e., the possibility that the total return of a financial instrument will change due to movements in market interest rates — primarily affects financial assets and liabilities.

Where the LANXESS Subgroup does not completely abstain from hedging against interest rate fluctuations due to favorable fixed interest rates, it primarily uses derivative financial instruments to hedge interest rate risk, including interest and interest currency swaps.

The targeted net indebtedness of the future LANXESS Group is presented by means of centralized external borrowings. Interest expense computed for these purposes is based on the market interest rates for industrial bonds at the lower end of the investment grade range. These interest rates were computed by averaging the rates charged on a short-term instrument and a five-year term instrument. A risk premium was added to account for non-euro denominated financing. Based on this assumption, the Combined Financial Statements do not include any interest rate derivative instruments.

Other loans primarily consist of loans to employees, most of which have been issued at market-oriented, fixed interest rates. Due to their fixed interest rates, these loans are generally subject to interest rate risk, which, because it is assumed for overriding reasons, is not hedged. More than three quarters of the employee loans have terms of over five years.

Credit risk

Credit risk is the risk that counterparties cannot meet their obligations to the LANXESS Subgroup in transactions involving financial instruments. Since the LANXESS Subgroup does not conclude master-netting arrangements with its transaction partners, the total of the amounts recognized in assets represents its maximum exposure to credit risk.

Raw material risks

The LANXESS Subgroup is exposed to market price risks with regard to commodities used in its operating business. In connection with the spin-off, the LANXESS Subgroup is in the process of developing a comprehensive strategy for minimizing these risks through financial measures, including the use of derivative financial instruments. In 2003, based on the Subgroup's own market assessment, certain financial instruments were executed in order to factor in anticipated or actual price developments during the year. Fair value changes in the derivative financial instruments used to hedge commodity prices are recognized in the income statement.

b) Derivative financial instruments

Only derivate instruments used by existing legal entities that conducted solely LANXESS-related business were included in the Combined Financial Statements. In this context, fair values totaling

€4 million were recognized on the balance sheet in 2003. "Regular-way" purchases and sales of financial assets were recognized using settlement date accounting in accordance with IAS 39.

NOTES TO THE CASH FLOW STATEMENT

(36) Cash inflow from operating activities

The cash flow statement begins with the operating result (EBIT). The gross cash flow totaling €223 million (2002: €423 million) shows the cash surplus from operating activities before any changes in working capital. It is broken down on page F-9 according to reporting unit. The net cash generated (cash inflow) from operating activities equaled €346 million (2002: €369 million) and was included under changes in working capital.

(37) Cash inflow/outflow from investing activities

A cash amount totaling €370 million (2002: €414 million) was used to purchase property, plant and equipment in 2003. Cash totaling €65 million (2002: €62 million) was generated from the sale of property, plant and equipment, as well as other assets, whereas cash generated from interest and dividend income totaled €5 million (2002: €5 million). Investing activities produced a net cash outflow of €300 million (2002: €347 million).

(38) Cash inflow/outflow from financing activities

Financing activities generated a net cash outflow of €46 million in 2003 (2002: €25 million outflow). Net borrowings produced €23 million in cash inflow (2002: €51 million). Interest expenses led to a €69 million cash outflow (2002: €76 million).

(39) Cash and cash equivalents

Cash and cash equivalents included checks, petty cash and accounts at financial institutions and totaled €13 million (2002: €10 million). In accordance with IAS 7 (Cash Flow Statements), this item also includes financial securities with original maturities of up to three months.

NOTES ON SEGMENT REPORTING

In accordance with IAS 14 (Segment Reporting), a breakdown of certain data by segment and geographical region is provided in the financial statements. The segments and regions are the same as those used for internal reporting, allowing a reliable assessment of the Group's risks and returns. The aim is to provide transparency on the profitability and future prospects of the Group's various activities.

The LANXESS Subgroup comprises a number of strategic business entities, which are grouped together into reporting segments according to the economic characteristics of the business, types of products, production processes and customer relationships, and methods of distribution. As of December 31, 2003, the LANXESS Subgroup comprised the following four reporting segments:

Segments	Activities
Chemical Intermediates	Basic chemicals as leading global commodity supplier, fine chemicals as raw materials and intermediates for pharmaceutical, agricultural and specialty chemicals, as well as inorganic pigments for coloring concrete, emulsion paints and other coatings
Performance Chemicals	Material protection products, additives for the leather, textile and paper industries, ion exchange resins for water treatment, synthetic elastic fibers for fashion apparel, as well as additives for plastics, such as flame retardants and plasticizers
Engineering Plastics	Thermoplastics for high-tech applications for the automotive, household goods, leisure and electronics industries
Performance Rubber	Specialty rubbers and rubber chemicals for high-end rubber products, such as those used in automobiles, construction and footwear

The **reconciliation** eliminates inter-segment items and reflects income, expenses, assets and liabilities not directly allocable to segments. These include, in particular, the Corporate Center, the service companies and sideline operations.

Auditor's Report

We have audited the combined financial statements of the LANXESS Group, comprising the balance sheet, the income statement, the statement of changes in stockholders' equity and the statement of cash flows as well as the notes to the combined financial statements for the period from January 1, 2003 to December 31, 2003. The preparation and the content of the combined financial statements according to the International Financial Reporting Standards of the IASB (IFRS) under consideration of the included business and business-partitions as explained in the notes to the combined financial statements are the responsibility of the Board of Management of Bayer AG, Leverkusen. Our responsibility is to express an opinion, based on our audit, on the combined financial statements.

We conducted our audit in accordance with the International Standards on Auditing (ISA). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the combined financial statements give a true and fair view of the financial position of the LANXESS Group as of December 31, 2003, and of the results of its operations and its cash flows for the period from January 1, 2003 to December 31, 2003 in accordance with IFRS.

Without qualifying our opinion we refer to the specific definitions and valuations on which the preparation of the combined financial statements are based and which are summarized in the notes to the combined financial statements. Furthermore, we draw your attention to the note to the cash flow statement, in which the revision of the previously-issued combined financial statements audited by us with report dated September 20, 2004 is described. The revision relates to an overstatement of cash flows from investing activities by €94 million and an overstatement of depreciation in the combined financial statements by €40 million and affects solely the period ended December 31, 2002.

Essen Januar 17, 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(P. Albrecht)
Certified Public Accountant

(V. Linke)
Certified Public Accountant

Unaudited Interim Combined Financial Statements (IFRS) of the LANXESS Group as of September 30, 2004

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LANXESS
Combined Statements of Income

	September 30, 2003	September 30, 2004
	(in € millions)	
Net sales	4,828	5,047
Cost of goods sold	(3,919)	(3,937)
Gross profit	909	1,110
Selling expenses	(683)	(638)
Research and development expenses	(118)	(95)
General administration expenses	(162)	(196)
Other operating income	41	97
Other operating expenses	(64)	(202)
Operating Result [EBIT]	(77)	76
Income (expense) from investments in affiliated companies — net	(17)	2
Interest expense — net	(43)	(37)
Other non-operating expenses — net	(32)	(23)
Non-operating result	(92)	(58)
Income (loss) before income taxes	(169)	18
Income taxes	60	(21)
Income (loss) after taxes	(109)	(3)
Minority stockholders' interest	(4)	(5)
Net income (loss)	(113)	(8)
Earnings per share (€)	(1.55)	(0.11)
Diluted earnings per share (€)	(1.55)	[1]

1) In connection with the issuance of the convertible bond within the 3rd Quarter 2004 the diluted EPS will not correspond with the EPS. A calculation of the diluted EPS is not feasible due to the fact that the spin-off of Lanxess has not yet become effective.

LANXESS
Combined Balance Sheets

	September 30, 2003	September 30, 2004
	(in € millions)	
ASSETS		
Noncurrent assets		
Intangible assets	285	69
Property, plant and equipment	2,387	1,510
Investments	52	96
	2,724	1,675
Current assets		
Inventories	1,187	1,204
Receivables and other assets		
Trade accounts receivable	1,049	1,217
Short-term loans	243	0
Other receivables and other assets	256	351
	1,548	1,568
Marketable securities and other instruments	0	0
Cash and cash equivalents	14	80
Liquid assets	14	80
	2,749	2,852
Deferred taxes	17	143
Deferred charges	27	13
Total assets	5,517	4,683
STOCKHOLDERS' EQUITY AND LIABILITIES		
Stockholders' equity		
Capital	2,729	1,732
Net income (loss)	(113)	(8)
Currency translation adjustment	(322)	(358)
Miscellaneous items	0	0
	2,294	1,366
Minority stockholders' interest	41	34
Liabilities		
Long-term liabilities		
Long-term financial obligations	173	336
Miscellaneous long-term liabilities	1	2
Provisions for pensions and other post-employment benefits	361	412
Other long-term provisions	186	226
	721	976
Short-term liabilities		
Short-term financial obligations	1,297	1,059
Trade accounts payable	484	652
Miscellaneous short-term liabilities	177	238
Short-term provisions	231	286
	2,189	2,235
	2,910	3,211
Deferred taxes	218	28
Deferred income	54	44
	5,517	4,683

LANXESS
Combined Statements of Changes in Stockholders' Equity

	Capital	Net income (loss)	Currency translation adjustment	Miscellaneous items	Total
			(in € millions)		
December 31, 2002	2,848	(119)	(264)	0	2,465
Dividend payments					0
Allocation to retained earnings	(119)	119			0
Exchange differences			(58)		(58)
Other differences					0
Net income (loss)		(113)			(113)
September 30, 2003	2,729	(113)	(322)	0	2,294
December 31, 2003	2,729	(997)	(374)	0	1,358
Dividend payments					0
Allocation to retained earnings	(997)	997			0
Exchange differences			16		16
Other differences					0
Net income (loss)		(8)			(8)
September 30, 2004	1,732	(8)	(358)	0	1,366

LANXESS Combined Statements of Cash Flows

	September 30, 2003	September 30, 2004
	(in € millions)	
Operating result (EBIT)	(77)	76
Income taxes	5	(52)
Depreciation and amortization	377	249
Change in provisions for pensions and other post employment benefits	9	(27)
Losses on retirements of noncurrent assets	2	6
Gross cash provided by operating activities	316	252
Increase in inventories	(91)	(142)
Increase in trade accounts receivable	(24)	(184)
Increase (decrease) in trade accounts payable	(11)	26
Changes in other working capital	15	88
Net cash provided by operating activities	205	40
Cash outflows for additions to property, plant and equipment	(193)	(158)
Cash inflows from sales of property, plant and equipment	65	29
Cash inflows (outflows) for investments	(23)	208
Cash outflows for acquisitions less acquired cash	0	0
Interest and dividends received	3	6
Net cash inflow (outflow) from marketable securities	0	0
Net cash provided by (used in) investing activities	(148)	85
Changes in stockholders' equity	0	0
Issuances of debt	109	570
Retirements of debt	(107)	(581)
Interest paid	(58)	(48)
Net cash used in financing activities	(56)	(59)
Change in cash and cash equivalents due to business activities	1	66
Cash and cash equivalents at beginning of year	10	13
Change in cash and cash equivalents due to changes in scope of consolidation	3	1
Change in cash and cash equivalents due to exchange rate movements	0	0
Cash and cash equivalents September 30	14	80
Marketable securities and other instruments	0	0
Liquid assets as per balance sheets	14	80

Key Data by Segment and Region

Key Data by Segments

Segments	Chemical Intermediates 9 months 2003	2004	Performance Chemicals 9 months 2003	2004	Engineering Plastics 9 months 2003	2004	Performance Rubber 9 months 2003	2004	Reconciliation 9 months 2003	2004	LANXESS 9 months 2003	2004
						(in € millions)						
Net sales	1,080	1,102	1,501	1,459	1,060	1,281	1,038	1,046	149	159	4,828	5,047
Intersegment sales	61	70	5	12	2	15	3	3	(71)	(100)		
Operating result [EBIT]	33	46	51	(8)	(57)	16	(51)	42	(53)	(20)	(77)	76
Net cash flow	127	47	7	12	41	(16)	88	7	(58)	(10)	205	40
Total assets	1,182	916	1,392	1,194	1,330	1,080	1,289	1,062	324	431	5,517	4,683
Amortization and depreciation	106	86	80	76	89	22	88	55	14	10	377	249
Liabilities	213	265	380	484	316	402	319	402	1,954	1,730	3,182	3,283

Key Data by Regions

Regions	Europe 9 months 2003	2004	North America 9 months 2003	2004	Asia/Pacific 9 months 2003	2004	Latin America/ Africa/ Middle East 9 months 2003	2004	Reconciliation 9 months 2003	2004	Lanxess 9 months 2003	2004
						(in € millions)						
Net sales by market	2,720	2,804	1,053	1,058	672	750	383	435			4,828	5,047
Total assets	3,615	2,957	1,256	985	345	304	205	184	96	253	5,517	4,683

Notes to the Interim Report for the Period ending September 30, 2004

The unaudited Combined Financial Statements of the LANXESS Subgroup for the period ending September 30, 2004 were prepared according to the same principles as the LANXESS Subgroup's Combined Financial Statements for the year 2003. The Notes to the Combined Financial Statements of the LANXESS Subgroup for the year 2003 therefore apply accordingly.

In particular, preparation of these interim Combined Financial Statements also demands the making of supplementary assumptions and projections that affect the amounts and presentation of assets and liabilities, income and expenses and contingent liabilities. Actual figures could differ from the estimates. The Combined Financial Statements published here therefore do not necessarily reflect the financial condition and results of operations that would have resulted had the LANXESS Subgroup already existed as an independent group as of January 1, 2002 and the underlying transactions between the LANXESS and Bayer companies thus been entered into as between independent companies. For the reasons set forth herein, the absence of historical unity and independence of the LANXESS Group limits the informative value of the Combined Financial Statements. Therefore, the Combined Financial Statements do not enable reliable forecasts concerning the future development of the businesses combined in the LANXESS Subgroup.

Material Events since September 30, 2004

- Extraordinary stockholders' meeting of Bayer AG

At the extraordinary stockholders' meeting of Bayer AG on November 17, 2004, the stockholders approved the Spin-Off and Acquisition Agreement between Bayer AG and Lanxess AG, Leverkusen dated September 22, 2004. The Spin-Off will become effective with its registration in the Commercial Register for Bayer AG. At the time the Spin-Off takes effect, each stockholder of Bayer AG will receive one additional LANXESS share for every ten shares in Bayer AG.

- Recourse to a syndicated line of credit

In connection with the formation of the LANXESS Subgroup, financial debt was concentrated within LANXESS AG or LANXESS GmbH to the extent possible and economically practicable. Once the spin-off takes effect, the LANXESS Group will refinance itself, in particular by means of a syndicated credit line, to enable it to redeem the financial liabilities toward the Bayer Group that were transferred to the LANXESS Subgroup upon its formation. The syndicated line of credit is expected to consist of a short-term and a long-term tranche totalling between €1 and 1.5 billion. In addition, up to €200 million of financing capacity is expected to be created by way of an asset-backed commercial paper program. The loan terms and conditions will be determined during the fourth quarter of 2004. In countries with heavily regulated capital markets, such as China, the LANXESS Group will also finance itself using local bank loans. A further component of the LANXESS Group's financing is the convertible bond.

- Transfer of real property from Bayer AG to LANXESS GmbH

Before the spin-off of the LANXESS Group takes effect, Bayer AG and LANXESS GmbH will — probably in the fourth quarter of 2004 — enter into a land purchase agreement, subject to the condition subsequent that the spin-off process continues as planned. Pursuant to this agreement, LANXESS GmbH will purchase virtually all of the real property it currently uses as well as additional real property in Germany (together with any fixtures and accessories). The areas of land to be sold relate almost exclusively to areas of as yet unsurveyed land on the chemical park sites at Leverkusen, Dormagen, Krefeld-Uerdingen and Brunsbüttel. The land areas to be sold appear on the land survey plan (Grundstücksflächenplan) that has been attached to the master agreement as an appendix. Title to the real property as well as the benefits and burdens associated therewith will immediately pass to LANXESS GmbH once the land purchase agreement takes effect. The purchase price for the real property will be determined on the basis of a valuation that has yet to be completed by an expert appraiser, and will become due and payable immediately upon the land purchase agreement taking effect. Based on initial estimates, the purchase price will amount to approximately €265 million. Consummation *in rem* of the agreement for the sale of real property will take place as soon as the relevant land register requirements have been met.

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LANXESS AG (formerly SIFRI Beteiligungs AG)
Three-year Overview, Annual Financial Statements (HGB) as of December 31, 2003 and Excerpts from the Annual Financial Statements (HGB) for the Fiscal Years 2002 and 2001

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SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main

Balance Sheets as of December 31, 2003, 2002 and 2001

	Dec. 31, 2003	Dec. 31, 2002	Dec. 31, 2001
		(€)	
Assets			
A. Current assets			
I. Receivables and other assets (thereof from affiliated companies: 2003: €78.28; 2002: €23.00; 2001: €85.50)	401.91	490.89	718.49
II. Cash in banks	48,703.75	48,743.95	48,702.53
(thereof at affiliated companies: 2003: €48,703.75; 2002: €48,743.95; 2001: €48,702.53)			
Total assets	**49,105.66**	**49,234.84**	**49,421.02**
Stockholders' Equity and Liabilities			
A. Stockholders' equity			
I. Subscribed capital	50,000.00	50,000.00	50,000.00
II. Unappropriated loss	(1,914.34)	(1,765.16)	(1,548.98)
	48,085.66	48,234.84	48,451.02
B. Accruals and Provisions	1,020.00	1,000.00	970.00
Total stockholders' equity and liabilities	**49,105.66**	**49,234.84**	**49,421.02**

SIFRI Beteiligungs Aktiengesellschaft

Income Statements for the Fiscal Years 2003, 2002 and 2001 (January 1 to December 31)

		2003	2002	2001
			(€)	
1.	Other operating income	7.34	10.34	9.79
2.	Other operating expenses	1,235.00	1,643.09	1,744.81
3.	Other interest and similar income	1,078.07	1,416.34	1,950.78
	(thereof from affiliated companies: 2003: €1,078.07; 2002: €1,416.34; 2001: €1,950.78)			
4.	Result from ordinary operations	(149.59)	(216.41)	215.76
5.	Refunded taxes on income	0.41	0.23	0.10
6.	Loss/Profit for the year	(149.18)	(216.18)	215.86
7.	Loss carried forward from prior year	(1,765.16)	(1,548.98)	(1,764.84)
8.	**Unappropriated loss**	**(1,914.34)**	**(1,765.16)**	**(1,548.98)**

SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main

Balance Sheet as of December 31, 2003

	-€-	Prior year -€k-
Assets		
A. Current assets		
I. Receivables and other assets (thereof from affiliated companies: €78.28 (prior year: €0.1k))	401.91	0.5
II. Cash in banks (thereof at affiliated companies: €48,703.75 (prior year: €48.7k))	48,703.75	48.7
Total assets	**49,105.66**	**49.2**
Stockholders' Equity and Liabilities		
A. Stockholders' equity		
I. Subscribed capital	50,000.00	50.0
II. Unappropriated loss	(1,914.34)	(1.8)
	48,085.66	48.2
B. Accruals and Provisions	1,020.00	1.0
Total stockholders' equity and liabilities	**49,105.66**	**49.2**

SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main

Income Statement for the Fiscal Year from January 1 to December 31, 2003

		-€-	Prior year -€k-
1.	Other operating income	7.34	< 0.0
2.	Other operating expenses	1,235.00	1.6
3.	Other interest and similar income (thereof from affiliated companies €1,078.07 (prior year: €1.4k))	1,078.07	1.4
4.	Result from ordinary operations	(149.59)	(0.2)
5.	Refunded taxes on income	0.41	0.0
6.	Loss for the year	(149.18)	(0.2)
7.	Loss carried forward from prior year	(1,765.16)	(1.6)
8.	**Unappropriated loss**	**(1,914.34)**	**(1.8)**

SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main

Notes for the Fiscal Year 2003

1. Accounting and valuation methods

Current assets are stated at acquisition costs/nominal value.

Accruals and provisions are recognised for uncertain liabilities and are stated at the amounts required based on sound business judgement.

The income statement has been prepared using the cost summary method.

The facilitation rules in accordance with the regulations of §§ 266 (1) sentence 3, 288 HGB (German Commercial Code) for small corporations according to § 267 (1) HGB have been used in preparing the financial statements.

2. Cash in banks

The cash account is kept at an affiliated company.

3. Subscribed capital

The share capital of the company is divided into 50,000 non par value bearer shares with an equitable interest in the share capital of €1.00 each. It is fully paid in. Deutsche Bank AG, Frankfurt/Main has informed the company about the existence of a majority investment in accordance with § 20 (4) AktG (German Stock Corporation Act).

4. Unappropriated loss

The unappropriated loss of €1,914.34 includes a loss carried forward from the prior year of €1,765.16.

5. Executive bodies

Supervisory board

— Jens Bischoff, Dipl.-Wirtschaftsingenieur, Frankfurt am Main
  - Chairman -

— Dr. Karsten Munscheck, Dipl.-Kaufmann, Eppstein
  - Vice Chairman -

— Dr. Henning Schröer, Syndicus, Königstein

The members of the supervisory board are all employees of Deutsche Bank AG.

Management board

— Bernd Amlung, Frankfurt am Main

— Till Staffeldt, Frankfurt am Main

6. Other information

Deutsche Bank AG, Frankfurt/Main is sole stockholder of the company. The announcement in accordance with § 42 AktG has been made. The exempting group financial statements (§ 292a HGB) prepared by Deutsche Bank in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and in which the company is not included, are published in the Federal Gazette and filed with the Commercial Register of the Local Court in Frankfurt am Main (HRB 30000).

Frankfurt am Main, April 14, 2004

SIFRI Beteiligungs Aktiengesellschaft

The Management Board

SIFRI Beteiligungs Aktiengesellschaft
Frankfurt am Main

Management Report for the Fiscal Year 2003

In 2003, the business activity of our company was, once again, limited to the investment of short term funds with financial institutions. Due to the administrative costs of the company, which were set off only in part by a smaller amount of interest income, the resultant loss for the year amounted to approximately €149. As a result, stockholders' equity declined to approximately €49,086. Also, compared to the previous year, in 2003 the short term funds declined by approximately €40 to approximately €48,704.

For the fiscal year 2004 we expect a balanced result from the management of the company's assets. At present, a future engagement in other business activities is not foreseeable. Therefore, there are at present no risks in evidence that could have a material effect on the net assets, financial position and results of operations of our company.

SIFRI Beteiligungs Aktiengesellschaft is a subsidiary of Deutsche Bank AG. Because of the close relationship between the company and Deutsche Bank AG, the board has issued a report detailing the business transactions with related parties. That report ends with the following conclusion:

"To the best of our knowledge at the time when completed, all transactions with related parties were carried out such that the company received adequate remuneration in every such transaction. Other than those transactions mentioned, which were carried out by our company on behalf or in the interest of related parties, there were no transactions during the fiscal year 2003. Furthermore, the company did not undertake or omit to undertake any other actions on behalf or in the interest of any related parties within the same period."

Frankfurt am Main, April 14, 2004

SIFRI Beteiligungs Aktiengesellschaft
The Management Board

Auditor's Report

I have audited the annual financial statements, together with the bookkeeping system and the management report of SIFRI Beteiligungs Aktiengesellschaft for the fiscal year from January 1, 2003 to December 31, 2003. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's Board of Management. My responsibility is to express an opinion on the annual financial statements, the bookkeeping system, and the management report based on my audit. I conducted my audit of the annual financial statements in accordance with § 317 HGB (*Handelsgesetzbuch*, German Commercial Code) and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IdW).

Those standards require that I plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Company's Management Board, as well as evaluating the overall presentation of the annual financial statements and management report. I believe that my audit provides a reasonable basis for my opinion.

My audit has not led to any reservations.

In my opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Bad Homburg, May 28, 2004

Sell
Wirtschaftsprüfer
(German Public Auditor)

SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main

Notes for the Fiscal Year 2002

1. Accounting and valuation methods

Current assets are stated at acquisition costs/nominal value.

Accruals and provisons are recognised for uncertain liabilities and are stated at the amounts required based on sound business judgement.

2. Cash in banks

The current and the fixed deposit-accounts of the company are kept at an affiliated company.

3. Subscribed capital

The share capital of the company is divided into 50,000 non par value bearer shares with an equitable interest in the share capital of €1.00 each. It is fully paid in. Deutsche Bank AG, Frankfurt am Main has informed the company about the existence of a majority investment in accordance with § 20 (4) AktG (German Stock Corporation Act).

4. Unappropriated loss

The unappropriated loss of €1,765.16 includes a loss carried forward from the prior year of €1,548.98.

5. Executive bodies

Supervisory board

— Jens Bischoff, Dipl.-Wirtschaftsingenieur, Frankfurt am Main – Chairman –

— Dr. Karsten Munscheck; Dipl.-Kaufmann, Eppstein – Vice Chairman –

— Dr. Henning Schröer, Syndicus, Königstein

The members of the supervisory board are all employees of Deutsche Bank AG.

Management board

— Bernd Amlung, Frankfurt am Main

— Onder Unsal, Frankfurt am Main (until August 14, 2002)

— Till Staffeldt, Frankfurt am Main (effective August 14, 2002)

6. Other information

Deutsche Bank AG, Frankfurt/Main is sole stockholder of the company. The announcement in accordance with § 42 AktG has been made. The exempting group financial statements (§ 292a HGB (German Commercial Code)) prepared by Deutsche Bank in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP), and in which the company is not included, are published in the Federal Gazette and filed with the Commercial Register of the Local Court in Frankfurt am Main (HRB 30000).

Frankfurt am Main, Mai 28, 2003

SIFRI Beteiligungs Aktiengesellschaft
The Management Board

SIFRI Beteiligungs Aktiengesellschaft
Frankfurt am Main

Management Report 2002

In 2002, the business activity of our company was, once again, limited to the investment of short term funds with financial institutions. Due to the administrative costs of the company, which were set off only in part by a smaller amount of interest income, the resultant loss for the year amounted to €216.18, and stockholders' equity declined by the same amount. Compared to the previous year, in 2002 the short term funds changed only marginally.

For the fiscal year 2003 we expect a balanced or slightly positive result from the management of the company's assets. At present, a future engagement in other business activities is not foreseeable. Therefore, there are at present no risks in evidence that could have a material effect on the net assets, financial position and results of operations of our company.

SIFRI Beteiligungs Aktiengesellschaft is a subsidiary of Deutsche Bank AG. Because of the close relationship between the company and Deutsche Bank AG, the board has issued a report detailing the business transactions with related parties. That report ends with the following conclusion:

"To the best of our knowledge at the time when completed, all transactions with related parties were carried out such that the company received adequate remuneration in every such transaction. Other than the those mentioned, which were carried out by our company on behalf or in the interest of related parties, there were no transactions during the fiscal year 2002. Furthermore, the company did not undertake or omit to undertake any other actions on behalf or in the interest of any related parties within the same period."

Frankfurt am Main, May 28, 2003

SIFRI Beteiligungs Aktiengesellschaft
The Management Board

Auditor's Report

I have audited the annual financial statements together with the bookkeeping system and the management report of SIFRI Beteiligungs Aktiengesellschaft for the fiscal year from January 1, 2002 to December 31, 2002. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's Board of Management. My responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on my audit. I conducted my audit of the annual financial statements in accordance with § 317 HGB (*Handelsgesetzbuch*, German Commercial Code) and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IdW).

Those standards require that I plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Company's Management Board, as well as evaluating the overall presentation of the annual financial statements and management report. I believe that my audit provides a reasonable basis for my opinion.

My audit has not led to any reservations.

In my opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Eschborn, July 9, 2003

Sell
Wirtschaftsprüfer
(German Public Auditor)

SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main

Notes for the Fiscal Year 2001

1. Accounting and valuation methods

Current assets are stated at acquisition costs/nominal value.

Sufficient accruals and provisions are recognised for uncertain liabilities. Liabilities are stated at redemption amounts.

2. Cash in banks

The company's cash account is kept at an affiliated company.

3. Subscribed capital

The fully paid up share capital of the company is divided into 50,000 non par value bearer shares with an equitable interest in the share capital of €1.00 each. Deutsche Bank AG, Frankfurt/Main has informed the company about the existence of a majority investment in accordance with § 20 (4) AktG (German Stock Corporation Act).

4. Unappropriated loss

The unappropriated loss of €1,548.98 includes a loss carried forward from the prior year of €1,764,84.

5. Executive bodies

Supervisory board

Jens Bischoff, Dipl.- Wirtschaftsingenieur, Frankfurt am Main – (effective August 29, 2001) – Chairman

Dr. Holger Lindner, Dipl.-Volkswirt, Frankfurt am Main – Chairman – (effective January 17, 2001 until August 29, 2001)

Onder Ünsal, Dipl.-Kaufmann, Frankfurt am Main – Chairman – (until January 17, 2001)

Dr. Karsten Munscheck, Dipl.- Kaufmann, Eppstein – Vice Chairman – (effective January 17, 2001)

Hans-Hermann Lotter, Dipl.- Wirtschaftsmathematiker, Frankfurt am Main – Vice Chairman – (until January 17, 2001)

Dr. Henning Schröer, Syndicus, Königstein

The members of the supervisory board are all employees of Deutsche Bank AG.

Management board

Bernd Amlung, Frankfurt am Main

Onder Ünsal, Frankfurt am Main (effective January 17, 2001)

Dr. Markus Weber, Oberursel (until February 14, 2001)

6. Other information

Deutsche Bank AG, Frankfurt am Main is sole stockholder of the company. The announcement in accordance with § 42 AktG has been made. The group financial statements prepared by Deutsche Bank, and which do not include the company in accordance with § 296 (2) HGB (German Commercial Code), are published in the Federal Gazette and filed with the Commercial Register for the Local Court in Frankfurt am Main (HRB 30000).

Frankfurt am Main, July 18, 2002

SIFRI Beteiligungs Aktiengesellschaft
The Management Board

SIFRI Beteiligungs Aktiengesellschaft
Frankfurt am Main

Management Report for 2001

In 2001, the business activity of our company, which was founded on 28th October 1999, was, once again, limited to the investment of short term funds with financial institutions. Due to the interest income of the invested funds, set off in part by administrative costs of the company, the annual income amounted to €215.76, and stockholders' equity increased by the same amount. Compared to the previous year, in 2001 the short term funds changed only marginally.

For the fiscal year 2002 we expect a balanced or slightly positive result from the management of the company's assets. At present, a future engagement in other business activities is not foreseeable. Therefore, there are at present no risks in evidence that could have a materiel effect on the net assets, financial position and results of operations of our company.

SIFRI Beteiligungs Aktiengesellschaft is a subsidiary of Deutsche Bank AG. Because of the close relationship between the company and Deutsche Bank AG, the board has issued a report detailing the business transactions with related parties. That report ends with the following conclusion:

"To the best of our knowledge at the time when completed, all transactions with related parties were carried out such that the company received adequate remuneration in every such transaction. Other than the those mentioned, which were carried out by our company on behalf or in the interest of related parties, there were no transactions during the fiscal year 2001. Furthermore, the company did not undertake or omit to undertake any other actions on behalf or in the interest of any related parties within the same period."

Frankfurt am Main, July 18, 2002

SIFRI Beteiligungs Aktiengesellschaft
The Management Board

Auditor's Report

I have audited the annual financial statements, together with the bookkeeping system and the management report of SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main, for the fiscal year from January 1, 2001 to December 31, 2001. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's Board of Management. My responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on my audit. I conducted my audit of the annual financial statements in accordance with § 317 HGB (*Handelsgesetzbuch*, German Commercial Code) and the German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IdW).

Those standards require that I plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and expectations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Company's Management Board, as well as evaluating the overall presentation of the annual financial statements and management report. I believe that my audit provides a reasonable basis for my opinion.

My audit has not led to any reservations.

In my opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Eschborn, August 12, 2002

Sell
Wirtschaftsprüfer
(German Public Auditor)

Information Relating to Recent Business Developments and Outlook for LANXESS

Group sales increased in the first nine months of fiscal year 2004 compared to the prior-year period as a result of increases in both sales volume and prices, despite negative currency effects resulting from the weakness of the U.S. dollar, which once again came under pressure particularly in the fourth quarter of fiscal year 2004. The Engineering Plastics and Chemical Intermediates segments reported the strongest increase in sales in the first nine months of fiscal year 2004. The increase in the cost of raw materials could to some extent be passed on to customers by means of price increases, particularly beginning in the third quarter. In October and November 2004, the positive sales trend of the preceding months continued in the Performance Rubber, Engineering Plastics and Chemical Intermediates segments, while sales of the Performance Chemicals segment stagnated because of negative currency effects. From a regional perspective, substantial sales increases were reported in the dynamic economic environments of Asia and North America. The economic upturn also reached Europe, such that sales increased there as well.

Compared to the prior year period, operating result (EBIT) increased significantly in the first nine months of fiscal year 2004 as a result of volume growth, price increases and cost savings. All of the segments contributed to the increase with the exception of Performance Chemicals, where operating result in the first nine months of fiscal year 2004 was substantially affected by exceptional items.

The Company expects a negative operating result (EBIT) in the fourth quarter 2004 as a result of the somewhat lower sales volume anticipated for December, the normally higher expenses in the fourth quarter and exceptional items. Nevertheless, based on the positive development in the first three quarters of fiscal year 2004, LANXESS currently anticipates that operating result (EBIT) before exceptional items in fiscal year 2004 exceeds that of the prior year.

The international chemicals and polymers markets are currently experiencing a general upward trend which the Company expects to peak in 2006 or 2007. The LANXESS portfolio includes operations in the basic chemicals and fine and specialty chemicals sectors. The latter two typically exhibit less pronounced economic cycles. The Company believes that the basic chemicals business is currently benefiting disproportionately from recovery potential in terms of price and volume trends.

Against this background, the Company expects that demand for chemical and polymer products will increase further in fiscal year 2005 and that this will result in positive effects on volume and price for a large portion of its product portfolio. However, should the cost of raw materials and energy prices rise again, this could have a negative effect on the economy and thus on business development. The continuing strength of the euro could also negatively affect exports.

The Company is targeting an improvement in its operating result (EBIT) adjusted for exceptional items. This expected improvement will, in the view of the Board of Management, be considerably influenced by the generally favourable business trend.

Leverkusen, 18 January 2005 LANXESS AG



[This page intentionally left blank.]

Glossary

Acrylonitrile-butadiene-styrene (ABS) .... Polymer blend of acrylonitrile-styrene-copolymers and 1, 3-butadiene. ABS belongs to the group of elastomer-modified thermoplastics, possesses a high impact strength and heat resistance, and is used primarily for the manufacture of high-quality technical components.

Acrylonitrile .... Also known as vinyl cyanide; is used, for example, as a raw material for the manufacture of homo- and copolymers in the fibre, plastic and synthetic rubber sectors.

Acrylonitrile-styrene-acrylic ester (ASA) .... This impact-resistant copolymer has similar properties to ABS, but is more weather-resistant. In the case of ASA, the acrylic ester is distributed uniformly in an SAN (styrene-acrylonitrile) polymer and is linked by grafted SAN chains. ASA forms high-quality, semi-matt and scratchproof surfaces, and is resistant to water-based chemicals.

Adipic acid .... Colourless solid that is used as an key raw material for the manufacture of PA 6.6 and as an intermediate during the manufacture of plasticisers, polyesters and polyurethanes, etc.

Adsorbers.................... Adsorption agents are usually solid substances whose large surface areas enable them to concentrate (adsorb) certain substances from gaseous or liquid mixtures selectively at their interface.

Amines .... Nitrogen-containing gases, liquids or solids that can be regarded as substitution products of ammonia. They serve, for example, as starting materials for the manufacture of surfactants, process chemicals and dyestuffs, and also as bases in chemical reactions.

Amino alcohols .... Chemical compounds that contain both amino (nitrogen-containing) and hydroxyl or ether (oxygen-containing) groups.

Ammonia .... Nitrogen-containing base product used in the chemical industry as the starting material for the manufacture of, for example, urea, sulphonamides, and synthetic fibres or in the form of ammonium salts for fertilisers.

Aniline....................... Liquid aromatic amine that is used as one of the most important key substances in aromatic chemistry.

Aromatics network .... Production network that manufactures intermediates based on simple aromatic raw materials such as benzene or toluene for — among other things — the subsequent synthesis of agrochemicals or plastics.

Azodicarbonamide........... Azodicarbonamide, which decomposes at 190 °C to nitrogen, carbon monoxide, carbon dioxide and traces of ammonia, is used as a blowing agent for thermoplastics and elastomers.

B2B (Business-to-business) .. Electronic commerce, the trading of goods and services using electronic communications, e.g., via the Internet. Commercial relationships between commercial undertakings are referred to as "business-to-business".

Benzene .... Colourless liquid, a key aromatic product that is recovered from oil or coal and serves as the basis for numerous aromatic intermediates.

Benzyl chloride .... Benzyl chloride is produced by the chlorination of toluene and is used, for example, for the manufacture of dyestuffs, pharmaceuticals, synthetic resins, perfumes and vulcanisation accelerators.

Benzyl products .... Collective name for compounds that contain the benzyl group, an aromatic hydrocarbon group, as part of the molecule.

Biocides .... Active ingredients and preparations that serve to deter, disarm or destroy harmful organisms, such as bacteria and fungi, by chemical or biological means.

Blend .... Generally, a mixture of two or more substances. In particular, different polymers are mixed together to selectively modify specific properties of the individual components, e.g., to increase the impact resistance of a brittle polymer by adding rubbers.

Blowing agent .... Collective term for blowing gases or substances that develop blowing gases under the influence of heat or chemicals.

Bromobutyl rubber .... See butyl rubber.

Butadiene .... Colourless, easily liquefied gas that is used, for example, as the raw material for the manufacture of synthetic rubbers (e.g., polybutadiene rubber) and thermoplastic copolymers (e.g., ABS).

Butyl rubber .... Butyl rubbers are copolymers of isobutylene and isoprene. Vulcanised butyl rubber is characterised by very low gas permeability and high stability. The property profile can be modified selectively by halogenation of butyl rubber to form bromobutyl or chlorobutyl rubber.

C4 raffinate 1 .... Cleaned mineral oil product; it consists mainly of isobutylene, butylene and butane.

Caprolactam .... An intermediate obtained from cyclohexane for the manufacture of polyamide.

Chloroaromatics .... *Collective term for chlorinated aromatic compounds that are* used for various applications, e.g., as intermediates for the manufacture of pharmaceuticals, pesticides, crop protection agents and preservatives.

Chlorobenzenes .... These belong to the group of chloroaromatics.

Chlorobutyl rubber .... See butyl rubber.

Chlorination .... Introduction of chlorine into a chemical compound by addition or substitution. Chlorination is frequently performed using chlorine itself or a chlorine carrier such as thionyl chloride.

Chloroprene .... 2-chloro-1, 3 butadiene; chloroprene is polymerised almost completely to chloroprene rubber (CR) (Neopren®, Baypren®).

Chlorotoluenes .... These belong to the group of chloroaromatics.

Chromium (VI) .... Hexavalent oxidation state of chromium.

Chromium oxide pigments ... Powders that are stable in the presence of light, air, acid and alkaline materials, and which are used for coatings, building materials, plastics, enamels and ceramics.

Commoditisation .... Describes the process in a product's life-cycle whereby it becomes a "commodity", *i.e.*, the product is present in mature, price-driven markets with standardised product characteristics.

Cresols — Cresols are basic aromatic chemicals used, for example, in the production of antioxidants.

Cyclohexane — Colourless liquid that is normally produced by hydrogenating benzene and is used, for example, in the manufacture of caprolactam and adipic acid.

Dichromates — Salts of dichromic acid, which are used especially as raw materials for chrome tanning agents and chromic acid.

Elastane fibres — Also known as spandex; extremely expandable synthetic elastomer fibres.

Emulsifiers — Additives for the manufacture and stabilisation of emulsions, which can be more accurately described as surface-active substances or surfactants, and mostly exist as oily or waxy substances, but also as powders.

Ethylene-propylene-copolymers — General term for the products generated during the vulcanisation of copolymers from ethylene and propylene (ethylene-propylene rubbers).

EPDM — Abbreviation for ethylene-propylene-diene terpolymers.

Ethylene-propylene rubber — See ethylene-propylene copolymers.

Ethylene-vinyl acetate copolymers — Abbreviation EVA; EVAs are copolymers of ethylene and vinyl acetate. They are used, for example, for the manufacture of heat-and weather-resistant technical rubber goods, such as sealing gaskets, or as additives for natural rubber and SBR vulcanisates to improve ageing and ozone resistance; EVAs are also used as hot-melt, solvent or dispersion adhesives.

Fine chemicals — Term for chemicals that are produced in small quantities (on laboratory scale up to approximately 5,000 tonnes) and in various degrees of purity for a variety of applications.

Flame retardant — Collective term for materials that impart flame-retarding properties especially to wood and wood composites, plastics and textiles.

Fluorescent whitening agents — Chemical compounds that prevent greying or yellowing of textiles, paper, plastics, etc., by producing a brightening effect and simultaneously simulating bleaching by converting ultraviolet radiation into visible light.

Functional chemicals — Substances that selectively influence one or more properties of products, e.g., additives for paper manufacture or textile processing.

Functional polymers — Serve one single purpose in contrast to general-purpose plastics or engineering/high-performance plastics.

Glass fibres — Fibres manufactured from glass that can be used as reinforcements in polymers.

Hexanediol — Colourless solid for the manufacture of hexanediamine, polyesters, polyurethanes and other materials.

High impact polystyrene (HIPS) — Polystyrene, which is relatively brittle as a pure compound, can be converted to high impact polystyrene by copolymerisation, e.g., with acrylonitrile and butadiene.

Hybrid technology — For the production of plastic/metal composites.

Hydrazine hydrate	Aqueous solution of hydrazine (diamide) for use as a corrosion inhibitor, dechlorination agent for water and as an intermediate for the synthesis of pharmaceutical compounds and crop protection agents.
Hydrocarbons	Common abbreviation used by the chemical industry for the aromatics benzene, toluene, xylene and ethyl benzene.
Hydrofluoric acid	Colourless liquid that is used to etch glass and metals, manufacture printed-circuit boards and chips, in façade cleaners, to remove enamels, to de-sand metal castings and in electroplating processes.
Hydrogenated nitrile-butadiene rubber (HNBR)	A specific improvement of the characteristics of nitrile-butadiene rubber, e.g., temperature stability, achieved by hydrogenation.
Hydrogenation	Term for the usually catalytic introduction of hydrogen into organic compounds, generally by means of the addition of hydrogen.
Hydrolysis protection	Protection against the influence of water.
Ion exchanger	Collective term for solid materials or liquid solutions that are able to take up charged particles from an aqueous electrolyte solution by releasing equivalent quantities of other particles.
Iron oxide pigments	Collective term for a large group of natural or synthetic yellow, red, brown and black iron pigments, which contain iron oxides as the main colouring components.
Isobutylene	Colourless gas, used as the raw material for the manufacture of butyl rubber and other products.
Isocyanate	Organic compounds with at least one isocyanate group (nitrogen-, carbon-, oxygen-containing molecule group). Isocyanates are widely used in the chemical industry due to their reactivity, especially for the manufacture of polyurethane plastics.
Isomer separation	Isomer is the chemical term for compounds that consist of an identical number of the same atoms, which can differ in their configuration, however. There are numerous, sometimes very complex processes, to separate such isomers.
"Kautschuk" (Rubber)	The German term "Kautschuk" (Rubber) is used to define non-crosslinked but vulcanisable polymers with rubber-elastic properties at 20 °C. These serve as raw materials for the manufacture of elastomers and (vulcanised) rubber. Rubbers are classified systematically into natural and synthetic rubbers.
Landfill leachate	Water originating from precipitation or waste that flows through landfill bodies and absorbs water soluble materials contained in the waste.
Latex	The term "latex" was originally restricted to the chyle of plants supplying rubber. Today, the term latex is used to describe very general dispersions of polymers in aqueous media.
Leather finishing auxiliaries	Substances used to improve leather quality after tanning.
Lösungs-Styrol-Butadien-Kautschuk	German term for SSBR (solution styrene-butadiene rubber).

Maleic anhydride	Colourless solid that is mainly used for the manufacture of unsaturated polyester resins and for the modification of alkyd resins.
Merchant producer	Manufacturers not manufacturing for their own production, e.g., synthetic rubbers for tyre production.
Monoisocyanates	Organic compounds comprising an isocyanate group and an organic residue. In contrast to diisocyanates, they are used for the synthesis of agrochemicals and/or biocides and other products.
Monofilament fibres	Engineering fibres, often based on polyamides or polyesters.
Monomers	Compounds whose molecules can form one or more recurrent units during polymerisations.
Nitration	Introduction of nitro groups (nitrogen and oxygen-containing groups) into organic compounds.
Nitrile-butadiene rubber	Term for a synthetic rubber that is produced by the copolymerisation of acrylonitrile and butadiene.
Nitrotoluenes	Fluid or solid materials, aromatic compounds that contain at least one nitro group. They serve as intermediates for pigments, plastics, pharmaceuticals, fragrances, explosives (TNT) or polyurethane starting products (isocyanates).
Phosgenation	Phosgenation is the reaction of phosgene with organic molecules, e.g. for the manufacture of isocyanates. Gaseous phosgene is used for organic syntheses, e.g., for chlorination, dehydration or introduction of CO groups.
Phosphorous chlorides	Fluids for the manufacture of organic phosphorous compounds and as chlorination agents.
Phthalic anhydride	A solid that belongs to the technically most important aromatic compounds and is used during the manufacture of plasticisers, alkyd and polyester resins, dyestuffs and numerous fine chemicals.
Pigments	Latin: *pigmentum* = artists' colour. A coloured or achromatic colouring agent, which is virtually insoluble in the application medium, used for the manufacture of printing ink, the colouring of paints, surface coatings, plastics, paper, textiles, cement, etc.
Plastic additives	Additives that influence the properties of a plastic.
Polyacrylates	Polymers based on esters of acrylic acid.
Polyamide (PA)	Collective term for polymers whose basic units are held together by amide bonds. The abbreviation PA is frequently used in association with numerals that represent the number of carbon atoms in the starting material from which the polyamides were manufactured, e.g. PA 6 for polyamides based on ε-caprolactam (C6), PA 6.6 for those based on hexamethylenediamine (C6) and adipic acid (C6) or PA 6/12 for copolymers of ε-caprolactam (C6) and ω-dodecanolactam (C12).
Polyamide 6	See polyamide (PA).
Polyamide 6.6	See polyamide (PA).
Polyamide-acrylonitrile-butadiene styrene	Blend of polyamide and acrylonitrile-butadiene styrene.
Polyamide monofilament	See monofilament fibres.

Polybutadiene rubber	Synthesised rubber based on polymerised 1, 3-butadiene.
Polybutylene terephthalates (PBT)	Thermoplastic polymer with high strength, stiffness, hardness, toughness at low temperatures and heat resistance.
Polychloroprene hard rubber	See chloroprene.
Polyester monofilament	See monofilament fibres.
Polymer	A substance that is constructed from numerous molecules characterised by the multiple repetition of constitutive units or building blocks.
Polymer dispersions	A dispersion is defined as a two- or multi-phase system in which a finely-divided material, e.g., a polymer, is distributed in another material.
Polyols	Collective term for molecules that contain several alcohol groups.
Polycyclic aromatic hydrocarbons	Polycyclic aromatic hydrocarbons are manufactured for the production of pigments, herbicides and pesticides, are contained in coal tar and crude oil, and are produced during all incomplete combustion processes and the decomposition of organic materials.
Pooling	The combination of items, receivables, and similar things.
Process chemicals	Process-supporting chemicals, e.g., during paper manufacture.
REACh	Planned EU Regulation for the registration, evaluation, authorisation and restriction of chemicals.
Retanning materials	Materials used for the retannage of animal hides.
Retention agent	Filter agent for the retention of the dispersed phase, e.g., during paper manufacture as a fibre and filler retention agent on the paper machine screen.
Reverse osmosis	Osmosis is the diffusion of solvent molecules through a semi-permeable membrane. Reverse osmosis is a form of membrane microfiltration. The reversal of normal osmosis is forced by applying an increased hydrostatic pressure.
SCALE Initiative	A "Strategy for Environment and Health" proposed by the European Commission.
Semi-crystalline polymer	Semi-crystalline signifies that the polymer contains both crystalline and amorphous domains side by side. The nature, size, proportion and orientation of the crystals contained in a semi-crystalline polymer have a decisive influence on the chemical and, particularly, on the physical and mechanical properties of the material.
Solvent-based finishing chemicals	Term originating from the textile and leather finishing industry in the context of the treatment of textile materials with finishing agents to influence the feel and appearance of textiles and leather.
Styrene	Aromatic base chemical widely used as a solvent and reaction partner, mainly in the manufacture of polystyrene or styrene copolymers.
Styrene-acrylonitrile (SAN)	Abbreviation for styrene-acrylonitrile copolymers

Styrene-butadiene	Collective term for copolymers of styrene and butadienes, the properties and applications of which are determined by the ratio of the two comonomers. Small butadiene quantities (approx. 5-20%, relative to the copolymer) are used to improve the impact strength of polystyrene. Copolymers with a high butadiene ratio (approx. 70-75%) in the form of styrene-butadiene rubbers are technically very important synthetic rubbers.
Sulfuryl chloride	Colourless liquid that is used as a dehydrating agent, to chlorinate organic compounds and for introducing the nitrogen dioxide group into carbon compounds.
Sulphuric acid	Clear, oily liquid which is corrosive depending on the concentration, with numerous applications, e.g. for the manufacture of fertilisers and numerous applications in organic synthesis.
Tanning auxiliaries	Materials that serve the treatment of animal hides in the tanning process.
Tanning agents, vegetable	Tanning agents of vegetable origin, e.g., from tree bark.
Thionyl chloride	(Sulphurous dichloride) Colourless liquid used as chlorination agent, e.g., during the manufacture of organic intermediates and crop protection products and during the synthesis of pharmaceuticals.
Thio products	Collective term for sulphurous substances.
Toluidines	Aminotoluenes, manufactured by hydrogenation of the corresponding nitrotoluenes; pale yellow liquids used for the manufacture of pigments, vulcanisation accelerators, textile processing chemicals, etc.
Toluene	Liquid, aromatic chemical that is used as the base product for the manufacture of numerous compounds, such as chlorotoluenes and nitrotoluenes.
Triacetine	Glycerine triacetat; a colourless liquid, used among other things as solvent or carrier agent for aromas.
Trimethylol propane	Colourless, hygroscopic solid for the manufacture of protective coatings, polyethers, polyurethanes, foamed plastics, alkyd resins, plasticisers, lubricants, finishing chemicals, surfactants, elastomers, etc. and as a substitute for glycerine.
Vulcanisation	Conversion of rubber polymers into the rubber-elastic state by means of crosslinking.

Based on the foregoing Listing Memorandum,
application is hereby made to admit

73,034,192 (€73,034,192.00) no par value ordinary bearer shares
(total capital stock)

consisting of

50,000 (€50,000.00) no par value ordinary bearer shares
(existing capital stock)

and

72,984,192 (€72,984,192.00) no par value ordinary bearer shares
issued in connection with the capital increase in exchange for a contribution in kind, which was approved by resolution on 21 December 2004 and was registered on 10 January 2005,

each such share currently representing a €1.00 portion of the capital stock and carrying full dividend rights from 1 January 2004

International Securities Identification Number (ISIN): DE0005470405
German Securities Identification Code: 547040
Common Code: 020904992

of

LANXESS Aktiengesellschaft

Leverkusen

for trading on the official market segment (*amtlicher Markt*) and,
simultaneously, the official market sub-segment entailing
additional post-admission obligations (Prime Standard).

Leverkusen and Frankfurt am Main, the 18th of January 2005

Deutsche Bank
Aktiengesellschaft

Morgan Stanley Bank AG

Energizing Chemistry

RECEIVED

2005 JAN 31 A 11:03

FICE OF INTER... CORPORATE F...

LANXESS Aktiengesellschaft, Leverkusen

Börsenzulassungsprospekt

18. Januar 2005

Börsenzulassungsprospekt

für die Zulassung zum amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse

von

73.034.192 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
(gesamtes Grundkapital)

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2004,

bestehend aus

50.000 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
(bisheriges Grundkapital)

und aus

72.984.192 auf den Inhaber lautenden Stammaktien ohne Nennbetrag (Stückaktien)
aus der von der Hauptversammlung am 21. Dezember 2004 beschlossenen Kapitalerhöhung gegen Sacheinlage zur Durchführung der voraussichtlich am 28. Januar 2005 in das Handelsregister einzutragenden Abspaltung der Beteiligung der Bayer Aktiengesellschaft an der LANXESS Deutschland GmbH, in der — direkt und über Tochtergesellschaften — bestimmte Chemie- und Polymeraktivitäten des Bayer-Konzerns zusammengefasst wurden, sowie weiterer Gegenstände des Aktiv- und Passivvermögens der Bayer Aktiengesellschaft auf die LANXESS Aktiengesellschaft gemäß Beschluss der außerordentlichen Hauptversammlungen der Bayer Aktiengesellschaft vom 17. November 2004 und der LANXESS Aktiengesellschaft vom 21. Dezember 2004 (Abspaltung zur Aufnahme gemäß Umwandlungsgesetz)

der

LANXESS Aktiengesellschaft

Leverkusen

International Securities Identification Number (ISIN): DE0005470405
Wertpapier-Kenn-Nummer: 547040
Common Code: 020904992

18. Januar 2005

Deutsche Bank **Morgan Stanley**



[Diese Seite wurde absichtlich freigelassen.]

Inhaltsverzeichnis

Allgemeine Informationen

Entstehung von LANXESS

LANXESS ist ein mit der Abspaltung von der Bayer Aktiengesellschaft, Leverkusen („Bayer AG") (nachfolgend die „Abspaltung") neu geschaffener Konzern, an dessen Spitze die LANXESS Aktiengesellschaft — nachfolgend auch die „Gesellschaft" oder die „LANXESS AG" und gemeinsam mit ihren direkten und indirekten konsolidierten Beteiligungen in der Struktur nach Wirksamwerden der Abspaltung von der Bayer AG auf die LANXESS AG „LANXESS", „LANXESS-Konzern" oder der „Konzern" genannt — steht und dessen operatives Geschäft in der LANXESS Deutschland GmbH, Leverkusen (nachfolgend „LANXESS GmbH") und deren Tochtergesellschaften zusammengefasst ist.

Derzeit ist die LANXESS AG noch eine 100 %ige Tochtergesellschaft der Bayer AG. Auch die LANXESS GmbH, in der unmittelbar und über Tochtergesellschaften der überwiegende Teil der Chemie- und rund ein Drittel der Polymeraktivitäten des Bayer-Konzerns zusammengefasst wurde, ist derzeit eine 100 %ige Tochtergesellschaft der Bayer AG. Mit Abspaltungs- und Übernahmevertrag vom 22. September 2004 (nachfolgend der „Abspaltungsvertrag") haben die Bayer AG als übertragender Rechtsträger und die LANXESS AG als übernehmender Rechtsträger vereinbart, die Beteiligungen der Bayer AG an der LANXESS GmbH und der LANXESS AG, sowie andere Gegenstände des Aktiv- und Passivvermögens im Wege der Abspaltung zur Aufnahme nach § 123 Abs. 2 Nr. 1 Umwandlungsgesetz (nachfolgend „UmwG") auf die LANXESS AG zu übertragen. Die Übertragung erfolgt gegen Gewährung sämtlicher auf den Inhaber lautender Stammaktien ohne Nennbetrag (Stückaktien) der LANXESS AG an die Aktionäre der Bayer AG. Für jeweils zehn Aktien der Bayer AG wird jeweils eine auf den Inhaber lautende Stückaktie der LANXESS AG ausgegeben. Die außerordentlichen Hauptversammlungen der Bayer AG und der LANXESS AG haben dem Abspaltungsvertrag am 17. November 2004 bzw. am 21. Dezember 2004 zugestimmt. Die Abspaltung wird mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln, die für den 28. Januar 2005 vorgesehen ist, wirksam. Siehe auch *„Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS"*.

Verantwortlichkeit für den Inhalt des Prospekts

Die LANXESS AG, die Deutsche Bank Aktiengesellschaft, Frankfurt am Main („Deutsche Bank") und die Morgan Stanley Bank AG, Frankfurt am Main („Morgan Stanley" und zusammen mit Deutsche Bank auch die „Globalen Koordinatoren" genannt) übernehmen gemäß §§ 44 ff. Börsengesetz die Verantwortung für den Inhalt dieses Börsenzulassungsprospekts (der „Prospekt") und erklären hiermit, dass ihres Wissens die Angaben in diesem Prospekt richtig und keine wesentlichen Umstände ausgelassen worden sind.

Einsichtnahme in Unterlagen

Der gemeinsame Spaltungsbericht der Vorstände der Bayer AG und der LANXESS AG (der „Gemeinsame Spaltungsbericht") der Spaltungsprüfungsbericht des gerichtlich bestellten gemeinsamen Spaltungsprüfers Stüttgen & Haeb AG, Wirtschaftsprüfungsgesellschaft, Düsseldorf, der Bericht der PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, über die bei der LANXESS Aktiengesellschaft durchgeführte Prüfung der Nachgründung und der Sachkapitalerhöhung sowie die nach § 18 Nr. 6 Börsenzulassungsverordnung bereitzuhaltenden Unterlagen können während der üblichen Geschäftszeiten bei der Gesellschaft, Gebäude K 10, Kaiser-Wilhelm-Allee 1, 51369 Leverkusen, und in den Geschäftsräumen der Deutsche Bank, Taunusanlage 12, 60325 Frankfurt am Main, sowie in den Geschäftsräumen von Morgan Stanley, Junghofstraße 13-15, 60311 Frankfurt am Main, eingesehen werden. Künftige Geschäftsberichte und Zwischenberichte der Gesellschaft werden bei der Gesellschaft und der in diesem Prospekt genannten Zahlstelle (siehe *„Allgemeine Angaben über die LANXESS Aktiengesellschaft — Bekanntmachungen, Zahl- und Hinterlegungsstelle"*) erhältlich sein.

Gegenstand des Prospekts

Gegenstand dieses Prospekts sind 73.034.192 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) mit den Nummern 1 bis 50.000 und 50.001 bis 73.034.192 (gesamtes Grundkapital in Höhe von EUR 73.034.192,00) der Gesellschaft, jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2004 (die „LANXESS-Aktien").

72.984.192 der LANXESS-Aktien stammen aus einer Kapitalerhöhung (nachfolgend die „Kapitalerhöhung"), durch die das Grundkapital der LANXESS AG von derzeit EUR 50.000,00 um EUR 72.984.192,00 auf EUR 73.034.192,00 durch Ausgabe von 72.984.192 auf den Inhaber lautenden Stammaktien ohne Nennbetrag gegen Einbringung der von der Bayer AG auf die LANXESS AG auf Grundlage des Abspaltungsvertrags im Wege der Abspaltung zu übertragenden Gegenstände des Aktiv- und Passivvermögens der Bayer AG als Sacheinlage erhöht werden wird. Die am 10. Januar 2005 eingetragene Durchführung der Kapitalerhöhung ist gemäß §§ 125 Satz 1, 66, 130 Abs. 1 UmwG Voraussetzung für die Eintragung der Abspaltung in die Handelsregister der LANXESS AG und der Bayer AG.

Zusätzlich zu den Aktien, die aus der bei der LANXESS AG zur Durchführung der Abspaltung vorzunehmenden Kapitalerhöhung stammen, werden auch die von der Bayer AG im Wege der Abspaltung auf die LANXESS AG übertragenen 50.000 auf den Inhaber lautenden Stammaktien ohne Nennbetrag an die Aktionäre der Bayer AG ausgegeben.

Zukunftsgerichtete Aussagen

Dieser Prospekt enthält in die Zukunft gerichtete Aussagen. In die Zukunft gerichtete Aussagen sind alle Aussagen in diesem Prospekt, die sich nicht auf historische Tatsachen und Ereignisse beziehen. Dies gilt insbesondere für Aussagen in den Abschnitten *„Zusammenfassung des Prospekts"*, *„Risikofaktoren"*, *„Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage"*, *„Angaben über die Geschäftstätigkeit von LANXESS"* und *„Angaben über den jüngsten Geschäftsgang und die Geschäftsaussichten von LANXESS"* und überall dort, wo der Prospekt Angaben über die zukünftige finanzielle Ertragsfähigkeit, Pläne und Erwartungen in Bezug auf das Geschäft von LANXESS, über Wachstum und Profitabilität sowie über wirtschaftliche Rahmenbedingungen, denen LANXESS ausgesetzt ist, enthält. Angaben unter Verwendung der Worte „sollen", „dürfen", „werden", „glaubt", „geht davon aus", „erwartet", „schätzt", „plant", „beabsichtigt", „ist der Ansicht", „nach Kenntnis", „nach Einschätzung" oder ähnliche Formulierungen deuten auf solche Aussagen hin. Die in die Zukunft gerichteten Aussagen basieren auf der gegenwärtigen, nach bestem Wissen vorgenommenen Einschätzung durch die Gesellschaft. Solche in die Zukunft gerichteten Aussagen basieren auf Annahmen und Faktoren und unterliegen Risiken und Ungewissheiten, deren Nichteintritt bzw. Eintritt dazu führen kann, dass die tatsächlichen Ergebnisse einschließlich der Finanzlage und der Profitabilität von LANXESS wesentlich von denjenigen abweichen oder negativer ausfallen als diejenigen, die in diesen Aussagen ausdrücklich oder implizit angenommen oder beschrieben werden. Deshalb sollten unbedingt die Abschnitte *„Risikofaktoren"*, *„Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage"* und *„Angaben über die Geschäftstätigkeit von LANXESS"* gelesen werden, die eine ausführlichere Darstellung derjenigen Faktoren enthalten, die Einfluss auf die Geschäftsentwicklung von LANXESS und auf die Industriezweige, in denen der LANXESS-Konzern tätig ist, nehmen können. Zu diesen Faktoren gehören unter anderem: die Volatilität und Zyklizität der weltweiten Chemie-und Polymermärkte, der intensive Wettbewerb, bereits anhängige und zukünftige Kartellverfahren, Verpflichtungen aus Umweltschutzbestimmungen, Wechselkursschwankungen, der Aufbau neuer Funktionen bei LANXESS sowie die Durchsetzbarkeit und der Erfolg von geplanten Restrukturierungsmaßnahmen, die Haftung aus der Abspaltung sowie der vorbereitenden Maßnahmen, die steuerlichen Folgen aus der Abspaltung, die langlaufenden Liefer- und Leistungsverträge, das Verhalten von Aktionären unmittelbar nach der Börsenzulassung und sonstige in diesem Prospekt genannte Faktoren.

In Anbetracht der Risiken, Ungewissheiten und Annahmen können die in diesem Prospekt in Bezug genommenen zukünftigen Ereignisse möglicherweise auch nicht eintreten. Entsprechendes gilt für die in diesem Prospekt wiedergegebenen zukunftsgerichteten Einschätzungen und Prognosen aus Studien Dritter (siehe auch *„— Hinweis zu Quellen der Marktangaben sowie zu Fachbegriffen")*.

Weder die Gesellschaft noch ihre Geschäftsleitung können daher für die zukünftige Richtigkeit der in diesem Prospekt dargestellten Meinungen oder den tatsächlichen Eintritt der prognostizierten Entwicklungen eintreten. Im Übrigen wird darauf hingewiesen, dass weder die Gesellschaft noch die Globalen Koordinatoren die Verpflichtung übernehmen, über ihre gesetzliche Verpflichtung hinaus derartige in die Zukunft gerichtete Aussagen fortzuschreiben und an zukünftige Ereignisse oder Entwicklungen anzupassen.

Hinweis zu Quellen der Marktangaben sowie zu Fachbegriffen

Eine trennscharfe, industrieeinheitliche Abgrenzung der Chemie- und Polymermärkte sowie ihrer Einzelmärkte und Segmente ist aufgrund der großen Zahl unterschiedlicher Produkte, deren differenzierten Anwendungsbereichen und den inhomogenen Marktstrukturen nicht vorhanden. Aus diesem Grunde wurde für die Zwecke dieses Prospekts eine Segmentierung der Absatzmärkte von LANXESS entsprechend den Produktangeboten der jeweiligen LANXESS-Business Units vorgenommen. Die in diesem Prospekt enthaltenen Angaben über die jeweiligen Wettbewerbspositionen der Business Units beruhen ebenfalls auf dieser Segmentierung. Externe Studien renommierter Marktforschungsinstitute sind in der Regel nur für bestimmte Segmente mit einer gewissen Größe vorhanden. Für andere Marktsegmente (z.B. Nischensegmente) ist die Gesellschaft deshalb auf eigene Marktanalysen angewiesen. Die Verwendung des Begriffs „Markt" deutet daher nicht auf eine räumliche oder sachliche Marktdefinition hin, die fusionsrechtlichen Prüfungen zugrunde gelegt werden könnte.

Die Angaben in diesem Prospekt zu Marktumfeld, Marktentwicklungen, Wachstumsraten, Markttrends, Marktposition und Wettbewerbssituation in den Segmenten, in denen LANXESS tätig ist, basieren, soweit nicht anders vermerkt, überwiegend auf Einschätzungen der Gesellschaft. Diese wiederum beruhen zum Teil auf internen Marktbeobachtungen bzw. auf von der Gesellschaft veranlassten Marktstudien (z.B. Analysen von JHC Partnership, Denbighshire, England, und Rabih Srour, Paris, Frankreich). Dies ist insbesondere bei der Beschreibung des Marktumfelds im Segment Performance Chemicals und Chemical Intermediates der Fall. Anderen Einschätzungen der Gesellschaft — insbesondere in den Segmenten Chemical Intermediates, Performance Rubber sowie zum Teil im Segment Engineering Plastics — liegen veröffentlichte Daten oder Zahlenangaben aus externen, öffentlich zugänglichen Quellen zugrunde. Hierzu gehören beispielsweise diverse Studien der SRI International, einer gemeinnützigen Gesellschaft mit Sitz in Menlo Park/Kalifornien, USA (nachfolgend „SRI"), The Freedonia Group Inc., Cleveland/Ohio, USA (nachfolgend „Freedonia Group"), des International Institute of Synthetic Rubber Producers Inc., Houston/Texas, USA (nachfolgend „IISRP") und der Chemical Market Associates Inc., Houston/Texas, USA (nachfolgend „CMAI"), unter anderem:

- diverse SRI-Studien aus „Specialty Chemicals Update Program (SCUP)": „Electronic Chemicals" (November 2004), „Cosmetic Chemicals" (August 2004), „Specialty Paper Chemicals" (Dezember 2003), „Antioxidants" (September 2003), „Rubber-Processing Chemicals" (Juli 2003), „Plastic Additives" (Juni 2003), „Textile Chemicals" (Dezember 2001), und „Active Pharmaceutical Ingredients" (Juli 2001);
- diverse SRI-Studien aus „Chemical Economic Handbook (CEH)", wie z.B. „Nylon Resins" (Oktober 2004), „Benzyl Chloride" (September 2004), „Styrene-Butadiene Elastomers" (Juni 2004), „Phthalic Anhydride" (April 2004), „Toluenes" (November 2003), „Benzene" (September 2003), „Polybutadiene Elastomers" (Mai 2003), „Chlorobenzenes" (Januar 2003), „Neopentyl Polyhydric Alcohols" (Dezember 2002), „Oxo Chemicals" (November 2002), „Maleic Anhydride" (August 2002), „Cresols Xylenols and Cresylic Acid" (Juni 2002), und „Butyl Elastomers" (Januar 2002);
- diverse SRI-Studien aus „China Report 2004", „Chemical Product Trends — Plastic Additives" (2004) und „— ABS Resins" (2004);
- World Rubber Processing Chemicals — Study 1592 (Freedonia Group, September 2002);
- Worldwide Rubber Statistics (IISRP, 2003); und
- Capacity Database der CMAI (2004).

Die aufgeführten Studien werden in unterschiedlichen Zeitabständen aktualisiert. Es wurden jeweils die aktuellen Ausgaben verwendet.

Die in diesem Prospekt enthaltenen Marktinformationen wurden größtenteils von der Gesellschaft auf Basis verschiedener Studien zusammengefasst und abgeleitet. Einzelne Studien werden lediglich dann zitiert, wenn die betreffende Information dieser Studie unmittelbar entnommen werden kann.

Die Gesellschaft hat die Zahlenangaben, Marktdaten und sonstigen Informationen, die Dritte ihren Studien zugrunde gelegt haben, sowie die internen und externen Quellen, auf denen die Einschätzungen der Gesellschaft basieren, nicht verifiziert. Die Gesellschaft kann daher keine Verantwortung für die Richtigkeit der in diesem Prospekt dargestellten Angaben aus Studien Dritter zu Marktumfeld, Marktentwicklungen, Wachstumsraten, Markttrends und Wettbewerbssituation bzw. für die Richtigkeit der Angaben, auf denen ihre Einschätzungen basieren, übernehmen.

Ein Glossar mit den verwendeten Fachbegriffen und Abkürzungen befindet sich am Ende des Prospekts.

Hinweis zu Finanzangaben in diesem Prospekt

Die Finanzdaten (einschließlich Mitarbeiterzahlen) des LANXESS-Konzerns, die in diesem Prospekt enthalten sind, wurden — sofern nicht anderweitig festgelegt — für die Jahre 2002 und 2003 sowie für die ersten neun Monate der Jahre 2003 und 2004 im Rahmen der Combined Financial Statements ermittelt. Ansatz und Bewertung der auf den LANXESS-Konzern zu übertragenden Vermögenswerte und Verpflichtungen erfolgten in den Combined Financial Statements nach den Vorschriften der am Abschlussstichtag gültigen Richtlinien des International Accounting Standards Board („IASB"), London. Die Ermittlung der Finanzdaten des LANXESS-Konzerns in diesem Prospekt basiert hinsichtlich der an anderer Stelle in diesem Prospekt sowie im Anhang zu den Combined Financial Statements beschriebenen Bilanzierungs- und Bewertungsmethoden auf bestimmten Annahmen. Grundsätzlich stellen die Combined Financial Statements LANXESS so dar, als hätte der Konzern bereits in der Vergangenheit in seiner für die Abspaltung definierten Struktur bestanden. Bei der Erstellung der Finanzdaten wurde angenommen, dass die Funktion der LANXESS AG als Konzernobergesellschaft und die rechtliche Struktur unterhalb dieser Gesellschaft nach Wirksamwerden der Abspaltung des LANXESS-Konzerns bereits zum 1. Januar 2002 bestanden hätten. Zur Aufstellung der Combined Financial Statements musste daher eine Reihe von Annahmen und Schätzungen vorgenommen werden, die Auswirkungen auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten haben. Die tatsächlichen Werte können von den Schätzungen abweichen. Soweit von wesentlicher Bedeutung werden die Zuordnungsverfahren und deren Aussagegrenzen in dem im Finanzteil enthaltenen Anhang zu den Combined Financial Statements unter *„Grundlagen der abschlussbezogenen Berichterstattung"* näher erläutert.

Zusammenfassung des Prospekts

Die folgende Zusammenfassung wird durch die an anderer Stelle in diesem Prospekt wiedergegebenen Informationen und durch die Angaben im Finanzteil und im Abschnitt „Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" dieses Prospekts ergänzt und ist im Zusammenhang mit diesen weiteren Informationen zu lesen. Diese Zusammenfassung enthält nicht alle für den Anleger wichtigen Informationen. Anleger sollten daher den gesamten Prospekt aufmerksam lesen. Im Hinblick auf bestimmte Erwägungen, die für die Investition in die Aktien der LANXESS Aktiengesellschaft relevant sind, wird auf den Abschnitt „Risikofaktoren" verwiesen. Ein Glossar mit den verwendeten Fachbegriffen und Abkürzungen befindet sich am Ende des Prospekts.

LANXESS Aktiengesellschaft

LANXESS gehört mit einem umfangreichen Produktportfolio aus den Bereichen Polymere sowie Basis-, Spezial- und Feinchemikalien zu den bedeutenden Chemie- und Polymeranbietern Europas. Im Geschäftsjahr 2003 erwirtschaftete LANXESS mit mehr als 50 operativen Gesellschaften einen Umsatz von ca. EUR 6,3 Mrd. (Umsatzzahlen auf Basis der Combined Financial Statements). Der Konzern beschäftigte zum 30. September 2004 weltweit ca. 19.600 Mitarbeiter, ca. 10.100 davon in Deutschland. Die weltweiten Geschäftsaktivitäten von LANXESS werden in 17 operativen Business Units geführt, die in den vier Segmenten Performance Rubber, Engineering Plastics, Chemical Intermediates und Performance Chemicals zusammengefasst sind.

Die nachfolgenden beiden Diagramme zeigen die Umsatzerlöse des LANXESS-Konzerns im Geschäftsjahr 2003 aufgeteilt nach Segmenten und nach den Regionen, in denen LANXESS tätig ist.


Umsatzerlöse im Geschäftsjahr 2003
in EUR Mio. nach Segmenten
Performance Rubber 1.375
Chemical Intermediates 1.411
Engineering Plastics 1.401
Performance Chemicals 1.925
Umsatzerlöse im Geschäftsjahr 2003 nach Regionen in Prozent vom Gesamtumsatz
Asien 14 %
Deutschland 27 %
Amerika 25 %
Europa/Mittlerer-Osten/Afrika (ohne Deutschland) 34 %

Wettbewerbsstärken

Nach Ansicht der Gesellschaft zeichnet sich LANXESS durch folgende Wettbewerbsstärken aus:

Starke Marktpositionen: Mit einem Umsatz von EUR 6,3 Mrd. im Jahr 2003 wird LANXESS voraussichtlich das sechstgrößte börsennotierte Chemieunternehmen in Europa sein. Die Gesellschaft schätzt, dass gemessen an Umsätzen bzw. Volumina gut zwei Drittel ihrer Business Units auf ihren jeweiligen Märkten führende Marktpositionen einnehmen.

Globale Präsenz: LANXESS ist mit seinen Auslandsgesellschaften auf allen wichtigen weltweiten Chemie- und Polymermärkten vertreten und produziert an 50 Standorten in 18 Ländern, insbesondere in Deutschland, Belgien, den USA, Kanada sowie der VR China, die weitgehend über kritische Größen und führende Prozesse und Technologien verfügen. Im derzeit besonders dynamisch wachsenden asiatischen Markt verfügt LANXESS bereits über zehn Vertriebs- und Anwendungstechnik-Zentren sowie über acht Produktionsstandorte. Insgesamt sind fast 50 % der LANXESS-Mitarbeiter im Ausland beschäftigt. Gleichfalls wird ca. drei Viertel des LANXESS-Umsatzes außerhalb Deutschlands erzielt.

Diversifiziertes Produktportfolio: Das umfangreiche Produktsortiment von LANXESS reicht von Festkautschuken, Kunststoffen sowie synthetischen Fasern über hochwertige Grund- und Feinchemikalien bis hin zu Chemikalien für die Leder-, Textil- und Papierindustrie. Zu den Kunden von LANXESS gehören namhafte Hersteller insbesondere aus der polymerverarbeitenden und chemischen Industrie, den Bereichen Elektronik und Elektrotechnik, der Automobil- und Reifenindustrie, der Bauwirtschaft, Life-Science-Unternehmen sowie der Leder-, Textil- und Papierindustrie.

Hohe Kundenorientierung: Die enge Zusammenarbeit mit seinen Kunden sowie das hohe anwendungstechnische Know-how seiner Mitarbeiter ermöglichen LANXESS, maßgeschneiderte Produkte anzubieten und so den besonderen Kundenbedürfnissen zu entsprechen. Auch die Forschungs- und Entwicklungsaktivitäten des Konzerns sind an den speziellen Erfordernissen seiner Geschäftsaktivitäten und Kunden ausgerichtet.

Performance-orientierte Unternehmensstruktur: Die sich aus der Abspaltung ergebende Selbstständigkeit wird LANXESS mehr Flexibilität, höhere Transparenz sowie die strategische Neuausrichtung seines Produktportfolios gestatten. Die klare Geschäftsorganisation in Business Units mit weltweiter Geschäftsverantwortung sowie die geplante Einführung ergebnisorientierter Vergütungsstrukturen schaffen bei LANXESS die dafür notwendigen Grundlagen.

Unternehmensstrategie

Die Gesellschaft plant, ihre neue unternehmerische Unabhängigkeit intensiv zur Erhöhung ihrer Profitabilität zu nutzen. Sämtliche Geschäftsaktivitäten sollen dabei auf ihre Ertragskraft hin überprüft und gezielt Maßnahmen zur Kostenreduzierung und Effizienzsteigerung sowie zur Restrukturierung durchgeführt werden.

Die Strategie der Gesellschaft basiert im Einzelnen auf vier Eckpfeilern:

- **Kurzfristige Maßnahmen zur Verbesserung der operativen Leistungsfähigkeit** durch eine kontinuierliche Senkung der Kosten, die Optimierung der Prozesse, eine Verbesserung von Produkt- und Kundenmix sowie die Entwicklung einer neuen Preis-Mengen-Strategie.
- **Gezielte Restrukturierung** durch z.B. Zusammenlegung, Verlagerung oder Schließung von Anlagen sowie Maßnahmen zur Reduzierung der Personalkosten insbesondere in den Geschäften und Produktlinien, die wahrscheinlich allein aufgrund einer Umsetzung der geplanten Maßnahmen zur Verbesserung der operativen Leistungsfähigkeit keine zufriedenstellende Profitabilität erreichen werden.
- **Aktives Portfolio-Management** durch die Prüfung von Partnerschaften oder auch Desinvestitionen vor allem in den Geschäftsfeldern, in denen die Gesellschaft mit eigenen Mitteln nicht in einem gegebenen Zeitrahmen aus strategischen und finanziellen Gesichtspunkten die angestrebte Positionierung erzielen kann.
- **Selektives organisches Wachstum** in profitablen Geschäften mit attraktiven Wachstumschancen (z.B. Ausbau der Produktionskapazitäten in Butyl Rubber) sowie in Asien, speziell China.

Zur besseren Steuerbarkeit der strategischen Ziele und insbesondere der Steuerung des Portfolio-Optimierungsprozesses sind darüber hinaus Anpassungen in der Organisation und gesellschaftsrechtlichen Struktur von LANXESS vorgesehen, einschließlich der rechtlichen Verselbstständigung von einzelnen Bereichen, sowie gegebenenfalls der Landesorganisation von LANXESS.

Weiterhin wird der Vorstand prüfen, ob durch die Verselbstständigung oder das Outsourcing von Serviceleistungen, der bestehenden Vertriebsstrukturen oder von anderen Teilen der Wertschöpfungskette die Profitabilität weiter gesteigert werden kann.

Durch die konsequente Umsetzung dieser Strategie strebt die Gesellschaft unter der Annahme eines Umsatzes in der Höhe des Umsatzes des Geschäftsjahres 2004 für das Geschäftsjahr 2006 eine EBITDA-Marge vor Sondereinflüssen in Höhe von 9 bis 10 % an. Gleichzeitig beabsichtigt die Gesellschaft, durch eine gezielte Ressourcen-Allokation den Investitionsaufwand von LANXESS bis 2006 auf ca. 4 % p.a. des Konzernumsatzes zu begrenzen.

Ausgewählte konsolidierte Finanzdaten

Bei den nachstehend wiedergegebenen ausgewählten konsolidierten Finanzdaten handelt es sich lediglich um die Zusammenfassung der Combined Financial Statements für die Jahre 2002 und 2003 sowie für die ersten neun Monate der Jahre 2003 und 2004. Sie sind im Zusammenhang mit dem Abschnitt „Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" sowie den im Finanzteil abgedruckten Combined Financial Statements des LANXESS-Konzerns einschließlich der dazugehörigen Erläuterungen zu lesen.

Die folgenden Finanzkennzahlen zum Geschäftsverlauf wurden für die Jahre 2002 und 2003 sowie für die ersten neun Monate der Jahre 2003 und 2004 im Rahmen der Combined Financial Statements ermittelt. Ansatz und Bewertung der auf den LANXESS-Konzern zu übertragenden Vermögenswerte und Verpflichtungen erfolgte in den Combined Financial Statements nach den Vorschriften der am Abschlussstichtag gültigen Richtlinien des International Accounting Standards Board („IASB"), London. Zwischen den International Financial Reporting Standards („IFRS") und den U.S. Generally Accepted Accounting Principles („U.S. GAAP") bestehen einige wesentliche Unterschiede.

Grundsätzlich stellen die Combined Financial Statements LANXESS so dar, als hätte der Konzern bereits in der Vergangenheit in seiner für die Abspaltung definierten Struktur bestanden. Bei der Erstellung der Finanzdaten wurde angenommen, dass die Funktion der LANXESS AG als Konzernobergesellschaft und die rechtliche Struktur nach Wirksamwerden der Abspaltung des LANXESS-Konzerns unterhalb dieser Gesellschaft bereits zum 1. Januar 2002 bestanden hätten. Für die Zuordnung von Vermögenswerten und Verpflichtungen im Rahmen der Combined Financial Statements enthalten die IFRS keine Regelungen. Maßgeblich für die Zuordnung der Geschäftsaktivitäten zum LANXESS-Konzern sind die entsprechenden Bestimmungen der zur Bildung des LANXESS-Konzerns abgeschlossenen Vereinbarungen. Die Abbildung der zu übertragenden Rechtseinheiten („Share Deals") in den Combined Financial Statements basiert dementsprechend auf deren legaler Struktur. Grundlage für die Zuordnung von Geschäftsaktivitäten („Asset Deals") waren unter der Berücksichtigung der vertraglichen Vereinbarungen zwischen LANXESS und dem Bayer-Konzern grundsätzlich die für die Konzernsteuerung maßgeblichen Berichtsstrukturen des Bayer-Konzerns. Zur Aufstellung der Combined Financial Statements mussten zusätzliche Annahmen getroffen und Schätzungen vorgenommen werden, die Auswirkungen auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten hatten. Die tatsächlichen Werte können von den Schätzungen abweichen. Soweit von wesentlicher Bedeutung werden die in diesem Zusammenhang maßgeblichen Zuordnungsverfahren und deren Aussagegrenzen in dem im Finanzteil enthaltenen Anhang zu den Combined Financial Statements unter *„Grundlagen der abschlussbezogenen Berichterstattung"* näher erläutert.

In den im Gemeinsamen Spaltungsbericht wiedergegebenen Combined Financial Statements 2002 führte ein fehlerhafter Ausweis von zum 1. Januar 2002 bereits vorhandenen Sachanlagen als Zugänge zu einer fehlerhaften Darstellung der Investitionen um EUR 94 Mio. und der Abschreibungen auf Gegenstände des Sachanlagevermögens um EUR 40 Mio. im Berichtsjahr 2002. Dieser technische Fehler wurde in den nachfolgenden Finanzdaten und in den im Finanzteil dieses Prospekts abgedruckten Combined Financial Statements 2002 korrigiert und hat sich weder auf die Bilanz und die Gewinn- und Verlustrechnung des Berichtsjahres 2002 noch auf die Finanzdaten und Abschlüsse der Folgeperioden ausgewirkt. Im Wesentlichen haben sich hierdurch der Zufluss aus operativer Geschäftstätigkeit (Netto-Cashflow) um EUR 40 Mio., der Abfluss aus investiver Tätigkeit um EUR 94 Mio. und der Zu-/Abfluss aus Finanzierungstätigkeit um EUR 54 Mio. vermindert. Die Segmentinformationen wurden entsprechend angepasst. Der Gruppenabschluss (Combined Financial Statements nach IFRS) des LANXESS-Konzerns zum 31. Dezember 2003 wurde von PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen.

Konsolidierte Daten der Gewinn- und Verlustrechnung

Angaben in EUR Mio.	Geschäftsjahr zum 31. Dezember - geprüft -		1. Januar bis 30. September - ungeprüft -	
	2002	2003	2003	2004
Umsatzerlöse	6.763	6.315	4.828	5.047
Herstellungskosten	(5.285)	(5.211)	(3.919)	(3.937)
Bruttoergebnis vom Umsatz	1.478	1.104	909	1.110
Vertriebskosten	(985)	(935)	(683)	(638)
Forschungs- und Entwicklungskosten	(149)	(168)	(118)	(95)
Allgemeine Verwaltungskosten	(202)	(257)	(162)	(196)
Sonstige betriebliche Aufwendungen, vermindert um sonstige betriebliche Erträge	(261)	(1.041)	(23)	(105)
Operatives Ergebnis	(119)	(1.297)	(77)	76
Finanzergebnis	(89)	(111)	(92)	(58)
Ergebnis vor Ertragsteuern	(208)	(1.408)	(169)	18
Ertragsteuern	90	412	60	(21)
Ergebnis nach Ertragsteuern	(118)	(996)	(109)	(3)
Anderen Gesellschaftern zustehender Gewinn	(1)	(1)	(4)	(5)
Konzernergebnis	(119)	(997)	(113)	(8)

Konsolidierte Bilanzdaten

Angaben in EUR Mio.	Zum 31. Dezember - geprüft -		Zum 30. September - ungeprüft -	
	2002	2003	2003	2004
Anlagevermögen	3.021	1.690	2.724	1.675
Umlaufvermögen (inkl. Rechnungsabgrenzungsposten und latente Steuern)	2.598	2.841	2.793	3.008
davon Flüssige Mittel	10	13	14	80
Eigenkapital	2.465	1.358	2.294	1.366
Verbindlichkeiten (inkl. Rechnungsabgrenzungsposten und latente Steuern)	2.427	2.317	2.404	2.359
davon langfristige Finanzverbindlichkeiten	446	209	173	336
Rückstellungen	688	813	778	924
davon Rückstellungen für Pensionen und ähnliche Verpflichtungen	324	408	361	412

Konsolidierte Daten aus der Finanzierungsrechnung

Angaben in EUR Mio.	Geschäftsjahr zum 31. Dezember - geprüft -		1. Januar bis 30. September - ungeprüft -	
	2002	2003	2003	2004
Zu-/(Ab-)fluss aus operativer Geschäftstätigkeit	369	346	205	40
Zu-/(Ab-)fluss aus investiver Tätigkeit	(347)	(300)	(148)	85
Zu-/(Ab-)fluss aus Finanzierungstätigkeit	(25)	(46)	(56)	(59)
Zahlungswirksame Veränderung aus Geschäftstätigkeit	(3)	0	1	66

Sonstige Finanzdaten

Angaben in EUR Mio.	Geschäftsjahr zum 31. Dezember - geprüft -		1. Januar bis 30. September - ungeprüft -	
	2002	2003	2003	2004
Operatives Ergebnis (EBIT)	(119)	(1.297)	(77)	76
davon Sondereinflüsse*	(244)	(1.178)	(42)	(81)
EBITDA*	507	180	300	325
davon Sondereinflüsse*	(80)	(131)	(25)	(60)
Investitionen	393	312	193	158

* EBITDA (besteht aus dem Operativen Ergebnis, zuzüglich Abschreibungen) und Sondereinflüsse sind keine nach IFRS definierten Kennzahlen und sollten nicht für sich allein genommen als Alternative zu Konzernergebnis, operativem Ergebnis oder einer anderen Performance-Kennzahl nach IFRS betrachtet werden. Potentielle Investoren sollten beachten, dass das EBITDA und Sondereinflüsse keine einheitlich angewendeten oder standardisierten Kennzahlen sind, dass ihre Berechnung von Gesellschaft zu Gesellschaft wesentlich variieren kann und dass sie für sich allein genommen keine Basis für Vergleiche mit ähnlich bezeichneten Messgrößen anderer Gesellschaften darstellen.

Übertragung des überwiegenden Teils der Chemie- und von Teilen des Polymergeschäfts von der Bayer AG auf die LANXESS AG im Wege der Abspaltung zur Aufnahme

Der LANXESS-Konzern mit der LANXESS AG an der Spitze führt den überwiegenden Teil der bisherigen Chemie- und etwa ein Drittel der Polymeraktivitäten des Bayer-Konzerns fort. Die betreffenden Chemie- und Polymeraktivitäten wurden in einem ersten Schritt im Bayer-Konzern gebündelt und werden nunmehr im Wege der Abspaltung auf die LANXESS AG übertragen.

Erster Schritt — Zusammenfassung des überwiegenden Teils der Chemie- und von Teilen der Polymeraktivitäten

Im vorbereitenden ersten Schritt wurden nahezu sämtliche inländischen Geschäftsaktivitäten des LANXESS-Konzerns von der Bayer Chemicals Aktiengesellschaft (nachfolgend „Bayer Chemicals AG") und der Bayer MaterialScience Aktiengesellschaft (nachfolgend „Bayer MaterialScience AG") im Wege der Abspaltung zur Aufnahme nach § 123 Abs. 2 Nr. 1 UmwG gegen Gewährung jeweils eines Geschäftsanteils der LANXESS GmbH an die Bayer AG auf die LANXESS GmbH — zurzeit noch eine 100 %ige Tochtergesellschaft der Bayer AG — übertragen. Die Abspaltungen erfolgten mit wirtschaftlicher Wirkung zum 1. Juli 2004. Beide Abspaltungen sind mit Eintragung jeweils im Handelsregister der Bayer MaterialScience AG bzw. der Bayer Chemicals AG am 30. September 2004 wirksam geworden.

Die wesentlichen ausländischen Chemie- und Polymeraktivitäten wurden in den einzelnen Ländern, auf Basis des jeweils geltenden lokalen Rechts, auf rechtlich unterschiedlichen Wegen auf die LANXESS GmbH und ihre Tochtergesellschaften übertragen. Wirtschaftlich haben sich die Parteien im Regelfall so gestellt, als wären die Übertragungen zum 1. Juli 2004 erfolgt.

Weiterhin wurden bestimmte Betriebsteile der Bayer-Servicegesellschaften auf die LANXESS GmbH und ihre Tochtergesellschaften übertragen. Auf Basis eines bereits abgeschlossenen, aber noch nicht wirksamen Grundstückskaufvertrags zwischen der LANXESS GmbH und der Bayer AG wird die LANXESS GmbH nahezu alle von ihr genutzten inländischen Grundflächen zu Eigentum erwerben. Die LANXESS GmbH wurde mit 40 % an der Bayer Industry Services GmbH & Co. OHG, der Standortgesellschaft des Bayer-Konzerns, beteiligt.

Zweiter Schritt — Abspaltung

Die Trennung vom Bayer-Konzern erfolgt im zweiten Schritt durch eine Abspaltung zur Aufnahme nach § 123 Abs. 2 Nr. 1 UmwG. Die Bayer AG wird dabei als übertragender Rechtsträger sämtliche Geschäftsanteile der LANXESS GmbH sowie bestimmte andere Teile ihres Vermögens als Gesamtheit auf die LANXESS AG als übernehmenden Rechtsträger übertragen. Letztere wird als Gegenleistung für das abzuspaltende Vermögen 73.034.192 Aktien an die Aktionäre der Bayer AG ausgeben. Zur Durchführung der Abspaltung haben die Bayer AG und die LANXESS AG einen Abspaltungs- und Übernahmevertrag abgeschlossen. Nachdem die Hauptversammlungen der Gesellschaften diesem Vertrag am 17. November bzw. am 21. Dezember 2004 zugestimmt haben, wird die Abspaltung mit Eintragung in das Handelsregister der Bayer AG wirksam werden. Diese Eintragung wird voraussichtlich am 28. Januar 2005 erfolgen.

Börsenzulassung

Gegenstand der Börsenzulassung, Zeitplan, Veröffentlichungen

Die Gesellschaft hat am 22. Dezember 2004 die Zulassung sämtlicher 73.034.192 auf den Inhaber lautender Stammaktien ohne Nennbetrag (Stückaktien) (gesamtes Grundkapital) der Gesellschaft jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie, die nach Eintragung der Abspaltung in das Handelsregister der Bayer AG bestehen werden, zum amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse beantragt. Der Beschluss der Frankfurter Wertpapierbörse über die Zulassung der Aktien zum Börsenhandel wird voraussichtlich am 28. Januar 2005 gefasst. Die Aufnahme des Börsenhandels ist für den 31. Januar 2005 vorgesehen.

Für die Börsenzulassung und die Ausgabe der Aktien der Gesellschaft ist derzeit folgender Zeitplan vorgesehen:

28. Januar 2005	Eintragung der Abspaltung in das Handelsregister der Bayer AG
28. Januar 2005	Zulassungsbeschluss der Frankfurter Wertpapierbörse
29. Januar 2005	Veröffentlichung hinsichtlich des Wirksamwerdens der Abspaltung und des Zulassungsbeschlusses (Nachtrag) in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger
29. Januar 2005	Veröffentlichung der Zuteilungsbekanntmachung in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger
31. Januar 2005	Notierungsaufnahme

Der deutschsprachige Börsenzulassungsprospekt wird voraussichtlich ab dem 19. Januar 2005 bei der Gesellschaft als Download über die Internet-Seite der Gesellschaft (www.lanxess.com), bei den Globalen Koordinatoren und der in diesem Prospekt genannten Zahl- und Hinterlegungsstelle (siehe *„Allgemeine Angaben über die LANXESS Aktiengesellschaft — Bekanntmachungen, Zahl- und Hinterlegungsstelle"*) sowie bei der Zulassungsstelle der Frankfurter Wertpapierbörse kostenlos erhältlich sein.

Grundkapital nach Eintragung der Abspaltung

Das Grundkapital der Gesellschaft beträgt nach Eintragung der Abspaltung in das Handelsregister der Bayer AG EUR 73.034.192,00.

Allgemeine und besondere Angaben über die Aktien

Stimmrecht

Jede Aktie gewährt in der Hauptversammlung der Gesellschaft eine Stimme. Beschränkungen des Stimmrechts bestehen nicht.

Gewinnanteilberechtigung

Die Aktien sind mit voller Gewinnanteilberechtigung ab dem 1. Januar 2004, d.h. für das gesamte Geschäftsjahr 2004 und sämtliche folgenden Geschäftsjahre, ausgestattet.

Form und Verbriefung der Aktien

Sämtliche Aktien der Gesellschaft werden als auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) ausgegeben. Gemäß § 5 Abs. 1 der Satzung der Gesellschaft ist der Anspruch der Aktionäre auf Verbriefung ihrer Anteile ausgeschlossen. Die Aktien werden in einer oder mehreren Dauer-Globalurkunden verbrieft, die bei der Clearstream Banking AG, Frankfurt am Main, als Wertpapiersammelbank hinterlegt werden.

ISIN / WKN / Common Code / Börsenkürzel

International Securities Identification Number (ISIN)	DE0005470405
Wertpapier-Kenn-Nummer (WKN)	547040
Common Code	020904992
Börsenkürzel	LXS

Veräußerungsverbote, Übertragbarkeit

Die Aktien der Gesellschaft sind frei übertragbar und unterliegen keinem Veräußerungsverbot.

Designated Sponsors

Deutsche Bank und Morgan Stanley übernehmen jeweils die Funktion eines Designated Sponsors. Ein Designated Sponsor sorgt insbesondere für eine höhere Liquidität der Aktie, indem er verbindliche Preise für den An- und Verkauf der Aktien stellt.

Zuteilungsverfahren

Die Abspaltung wird mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln, die voraussichtlich am 28. Januar 2005 erfolgen wird, wirksam. Mit Wirksamwerden der Abspaltung werden sämtliche 73.034.192 Aktien der LANXESS AG an die Aktionäre der Bayer AG entsprechend des Zuteilungsverhältnisses von 10:1 ausgegeben. 72.984.192 dieser Aktien stammen aus der bei der LANXESS AG zur Durchführung der Abspaltung vorzunehmenden und am 21. Dezember 2004 beschlossenen Kapitalerhöhung. Die restlichen 50.000 dieser Aktien werden von der Bayer AG auf die LANXESS AG im Wege der Abspaltung übertragen. Mit Wirksamwerden der Abspaltung wird der rechnerische Anteil eines jeden Aktionärs an der LANXESS AG seinem rechnerischen Anteil an der Bayer AG entsprechen (verhältniswahrende Abspaltung).

Zuteilungsverhältnis

Mit Wirksamwerden der Abspaltung werden für je zehn auf den Inhaber lautende Stückaktien der Bayer AG (ISIN DE0005752000/WKN 575200) je eine auf den Inhaber lautende Stammaktie ohne Nennbetrag (Stückaktie) der LANXESS AG (ISIN DE0005470405/WKN 547040) jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie und mit voller Gewinnanteilberechtigung ab dem 1. Januar 2004 an die Aktionäre der Bayer AG ausgegeben.

Teilrechte

Aufgrund des Zuteilungsverhältnisses von 10:1 werden solche Aktionäre, die eine Anzahl von Bayer-Aktien in ihrem jeweiligen Depot halten, die nicht glatt durch zehn teilbar ist, Teilrechte an einer Aktie der LANXESS AG (Aktienspitzen) erhalten. Mit Teilrechten können keine Aktionärsrechte geltend gemacht werden. Die Depotbanken sowie die Deutsche Bank werden sich bemühen, einen Ausgleich der Teilrechte zwischen den Inhabern der Teilrechte zu vermitteln; ein Börsenhandel mit Teilrechten ist nicht vorgesehen. Die Aktionäre der Bayer AG werden im Zuge der Zuteilung der LANXESS-Aktien von ihren Depotbanken aufgefordert werden, sich innerhalb von zwei Monaten ab Wirksamwerden der Abspaltung darüber zu erklären, ob sie die ihnen zustehenden Teilrechte veräußern oder zur Aufstockung auf ein Vollrecht weitere Teilrechte erwerben möchten. Sollte ein Auftrag zur Spitzenregulierung innerhalb von zwei Monaten ab Wirksamwerden der Abspaltung nicht erteilt werden oder ein Ausgleich von Teilrechten nicht möglich sein, wird nach diesem Zeitpunkt der gesamte Depotbestand an Teilrechten zu Aktien der LANXESS AG zusammengeführt und zum Börsenkurs der LANXESS-Aktie durch Vermittlung eines Kursmaklers veräußert. Der Verkaufserlös wird den Inhabern der betreffenden Teilrechte entsprechend der auf sie entfallenden Teilrechte gutgeschrieben.

Treuhänder

Die Bayer AG hat die Deutsche Bank, die gemäß §§ 125 Satz 1 i.V.m. 71 Abs. 1 UmwG als Treuhänder bestellt wurde, mit der Abwicklung der Zuteilung der LANXESS-Aktien beauftragt. Die Deutsche Bank nimmt vor Wirksamwerden der Abspaltung die auszugebenden LANXESS-Aktien treuhänderisch in Besitz und stellt diese den Bayer-Aktionären zeitnah nach Eintragung der Abspaltung entsprechend dem im Abspaltungsvertrag festgelegten Zuteilungsverhältnis von 10:1 zur Verfügung.

Durchführung der Zuteilung

Da sämtliche Aktien der Bayer AG in Girosammeldepots bei Kreditinstituten verwahrt werden, brauchen die Aktionäre der Bayer AG — abgesehen von der Regulierung etwaiger Teilrechte (siehe dazu „— *Teilrechte*") — hinsichtlich der Zuteilung der LANXESS-Aktien nichts zu veranlassen. Die Zuteilung der LANXESS-Aktien erfolgt voraussichtlich am 28. Januar 2005 über die Clearstream Banking AG, Frankfurt am Main, im Verhältnis 10:1 mittels Depotgutschrift. Die zugeteilten LANXESS-Aktien werden dem Depot der jeweiligen Bank bei der Clearstream Banking AG, Frankfurt am Main, für Rechnung der betreffenden Aktionäre gutgeschrieben. Es ist vorgesehen, die Aktien in einer oder mehreren Dauer-Globalurkunden zu verbriefen, die bei der Clearstream Banking AG, Frankfurt am Main, als Wertpapiersammelbank hinterlegt werden.

Den Inhabern von American Depositary Receipts („ADRs") der Bayer AG (nachfolgend auch „Bayer-ADRs") werden die Aktien der LANXESS AG über die Depositary Bank zugeteilt. Die Gesellschaft beabsichtigt zum gegenwärtigen Zeitpunkt nicht, ihre Aktien an einer US-amerikanischen Börse notieren zu lassen, eine Registrierung ihrer Aktien in den USA durchzuführen oder dort ein ADR-Programm einzurichten. Daher erhalten die Inhaber von Bayer-ADR im Rahmen der Abspaltung ein Wahlrecht bis zum 27. Januar 2005, wonach sie entweder die LANXESS-Aktien entgegennehmen oder den Verkauf der LANXESS-Aktien veranlassen können. Sollte bis zu diesem Zeitpunkt seitens der Inhaber der Bayer-ADR keine Weisung bezüglich der Ausübung des Wahlrechts erfolgen, betrachtet die Depositary Bank diese Inhaber so, als hätten sie den Verkauf ihrer LANXESS-Aktien gewählt.

Einzelheiten bezüglich der Abwicklung der Zuteilung werden unverzüglich nach Eintragung der Abspaltung in das Handelsregister der Bayer AG in der Frankfurter Allgemeine Zeitung sowie zu einem späteren Zeitpunkt im Bundesanzeiger bekannt gegeben („Zuteilungsbekanntmachung"). Darüber hinaus werden die Aktionäre der Bayer AG ebenfalls durch Buchungsanzeigen oder in anderer geeigneter Form durch ihre Depotbanken über die Zuteilung der LANXESS-Aktien informiert. Inhaber von Bayer-ADRs werden entsprechende Informationen über die Depositary Bank erhalten.

Risikofaktoren

Anleger sollten bei der Entscheidung über den Kauf der Aktien die nachfolgenden besonderen Risikofaktoren, verbunden mit den anderen in diesem Prospekt enthaltenen Informationen, sorgfältig lesen und berücksichtigen. Die Realisierung eines oder mehrerer dieser Risiken kann erhebliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben. Der Börsenkurs der Aktien der Gesellschaft könnte aufgrund jedes dieser Risiken erheblich fallen und Anleger könnten ihre Anlage teilweise oder sogar ganz verlieren. Die nachstehend beschriebenen Risiken sind nicht die einzigen Risiken, denen LANXESS ausgesetzt ist. Weitere Risiken und Unsicherheiten, die der Gesellschaft gegenwärtig nicht bekannt sind, oder die die Gesellschaft gegenwärtig für unwesentlich erachtet, könnten ebenfalls den Geschäftsbetrieb von LANXESS beeinträchtigen und erhebliche nachteilige Auswirkungen auf seine Vermögens-, Finanz- und Ertragslage haben. Die Reihenfolge, in der die nachfolgenden Risiken aufgeführt werden, enthält keine Aussage über die Wahrscheinlichkeit ihrer Realisierung. Gleichzeitig beruht die Priorisierung der Risikofaktoren auf Annahmen, die sich nachträglich als falsch erweisen können.

Marktbezogene Risiken

Volatilität und Zyklizität der weltweiten Chemie- und Polymermärkte sowie Konjunkturschwankungen in für LANXESS wichtigen Abnehmerbranchen

LANXESS unterliegt in seinem Geschäft, insbesondere in den Segmenten Chemical Intermediates und Engineering Plastics, der Volatilität und den Zyklen der Chemie- und Polymermärkte. Je nach Einzelmarkt und zum Teil je nach Region wechseln sich dabei in längeren oder kürzeren Abständen Zeiten höheren Marktwachstums mit Zeiten der Stagnation oder des Marktrückgangs ab. Dabei können Übergänge zwischen Marktwachstum und Marktrückgang sehr rasch erfolgen.

Gleichzeitig folgt die Entwicklung der Chemie- und Polymermärkte den Entwicklungen in den jeweiligen Abnehmerbranchen. Eine schwache Konjunktur in den jeweiligen Abnehmerbranchen führt typischerweise zu einer schwachen Absatzentwicklung und rückläufigen Preisen für Chemie- und Polymerprodukte, die LANXESS anbietet. Das Segment Engineering Plastics ist in weiten Teilen von der Entwicklung der Automobilindustrie, und dort insbesondere der Automobilzulieferindustrie, abhängig. Auch die Entwicklungen der chemischen und kunststoffverarbeitenden Industrie, der Bauwirtschaft, der Life-Science-Industrie, der Elektronik- und Elektrotechnikindustrie sowie der Leder-, Textil- und Papierindustrie haben Auswirkungen auf LANXESS. Die Abnehmerbranchen werden wiederum zum Teil stark von den weltweiten konjunkturellen Entwicklungen beeinflusst.

Die Volatilität und Zyklizität der weltweiten Chemie- und Polymermärkte sowie schwache oder rückläufige Entwicklungen der Abnehmerbranchen könnten zu einer Reduzierung der Preise und Absatzmengen führen und damit die Umsatzentwicklung sowie Kapazitätsauslastung von LANXESS beeinträchtigen, was erhebliche nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben könnte. Dies könnte insbesondere dann der Fall sein, wenn die dem Geschäft von LANXESS zugrunde liegenden Erwartungen der Gesellschaft über die Dauer und Ausprägung der Zyklen nicht eintreten.

Intensiver Wettbewerb, Nachfragemacht und Konsolidierung großer Kunden

Die weltweiten Chemie- und Polymermärkte, auf denen LANXESS tätig ist, sind in der Regel durch intensiven Wettbewerb geprägt. Ein Grund hierfür liegt insbesondere im meist hohen Kommoditisierungsgrad der Produkte. Der intensive Wettbewerb hat in den vergangenen Jahren in vielen Bereichen zu fallenden Preisen und einem erheblichem Margendruck geführt. Die Entwicklung könnte sich auch in Zukunft fortsetzen. In diesem Fall könnte auch LANXESS gezwungen sein, seine Preise zu senken.

Die Risiken aus dem intensiven Wettbewerb und Margendruck könnten sich für LANXESS in Zukunft noch dadurch verschärfen, dass in vielen Segmenten verstärkt neue — insbesondere chinesische und indische — Anbieter aus Schwellenländern auf den Markt drängen. Betroffen sind dabei vor allem weniger technologie- und kapitalintensive Bereiche. Dies ist insbesondere in den Business Units Fibers, Fine Chemicals und Styrenic Resins zu beobachten. Daneben könnten bestehende Wettbewerber von LANXESS verstärkt Anstrengungen unternehmen, ihre Marktanteile auszubauen.

Die weltweiten Chemie- und Polymermärkte sind in bestimmten Abnehmerbranchen durch eine stark konsolidierte Kundenstruktur geprägt. Dies betrifft insbesondere den für LANXESS wichtigen Bereich Kautschuke (Butyl-Kautschuk, Polybutadien-Kautschuk und Spezialelastomere). Die geringe Anzahl von Kunden (bei Kautschuken handelt es sich im Wesentlichen um Unternehmen der Reifenindustrie) führt zu einer stark konzentrierten Nachfragemacht. Die Kunden von LANXESS könnten, insbesondere in den Bereichen, die durch einen Konsolidierungstrend geprägt sind, in Zukunft vermehrt dazu übergehen, ihre Nachfragemacht auszunutzen, um die Preise zu drücken. Hierzu könnten insbesondere die Unternehmen der Reifenindustrie verstärkt gezwungen sein, da sie selbst von einem starken Preisdruck durch die großen Automobilhersteller betroffen sind.

Soweit auf Märkten, auf denen LANXESS tätig ist, bisher eine ausgewogene Kundenstruktur vorgeherrscht hat, könnte sich diese durch den bestehenden Konsolidierungstrend ändern, mit der Folge, dass die Nachfragemacht der verbleibenden Unternehmen wachsen würde.

Die vorgenannten Faktoren können einzeln oder zusammen die Absatzpreise, Margen sowie Marktstellungen von LANXESS erheblich beeinträchtigen und negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

Nachfrage nach Chemikalien und Polymeren in Asien

Derzeit weisen die weltweiten Chemie- und Polymermärkte nach Einschätzung der Gesellschaft, die sowohl auf ihren eigenen Marktbeobachtungen als auch auf externen Marktstudien für die jeweiligen Marktsegmente, in denen LANXESS tätig ist, basiert, gemäßigte Wachstumsraten auf. Das bestehende Wachstum wird in erheblichem Umfang durch eine starke Nachfrage in Asien, insbesondere in China, ermöglicht. Diese Nachfrage hängt wiederum entscheidend vom allgemeinen Wirtschaftswachstum in dieser Region ab.

Mit Blick auf die starke Nachfrage nach Chemikalien und Polymeren in Asien haben Anbieter ihre Produktionskapazitäten insbesondere in den Bereichen Fibers, Fine Chemicals und Styrenic Resins stark ausgebaut. Zurzeit wird mit diesen Produktionskapazitäten in erster Linie der lokale asiatische Markt bedient.

Sollte sich das wirtschaftliche Wachstum in Asien und insbesondere in China in Zukunft abschwächen oder sollte es sogar zu einer Rezession kommen, so ist es möglich, dass asiatische Anbieter dazu übergehen werden, mit ihren frei werdenden Produktionskapazitäten stärker den europäischen und amerikanischen Markt zu bedienen. Dies würde zu erheblich sinkenden Preisen auf diesen Märkten, auf denen LANXESS den Großteil seiner Umsätze erzielt, führen. Es besteht die Gefahr, dass in einem solchen Fall die Margen von LANXESS sinken könnten bzw. LANXESS Marktanteile verlieren könnte.

Weiterhin besteht die Gefahr, dass asiatische Anbieter aufgrund bestehender Überkapazitäten oder anderer Faktoren ihre Absatzbemühungen auf den europäischen Markt ausdehnen. Dieser Trend könnte auch durch Wettbewerbsvorteile aufgrund von Währungseffekten, z.B. bei Produktion im US-Dollar-Raum sowie Absatz in der Euro-Zone, und anderen Faktoren verstärkt werden.

Die vorgenannten Faktoren können erhebliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

Risiken im Zusammenhang mit der Geschäftstätigkeit von LANXESS

Kartellverfahren

Im Rahmen der Abspaltung wurden die Aktivitäten des ehemaligen Geschäftsbereiches Kautschuk der Bayer AG auf den LANXESS-Konzern übertragen. Im Zusammenhang mit verschiedenen Produkten, die diesen Geschäftsaktivitäten zuzuordnen sind, werden bzw. wurden kartellbehördliche Ermittlungsverfahren in den USA, Kanada und Europa durchgeführt. In den

USA hat sich die Bayer AG des Vorwurfs illegaler Preisabsprachen für Kautschuk-Chemikalien von 1995 bis 2001 sowie auf NBR von Mai bis Ende Dezember 2002 schuldig bekannt. Hierfür hat die Bayer AG Geldstrafen in Höhe von USD 66 Mio. sowie von USD 4,7 Mio. akzeptiert. Die zugrunde liegenden Vergleiche wurden gerichtlich bestätigt. LANXESS hat für den Anteil an diesen Geldstrafen, der im Rahmen der Abspaltung zu tragen ist, in den Combined Financial Statements Rückstellungen in Höhe von EUR 20 Mio. gebildet, nämlich EUR 12 Mio. für die Business Unit Technical Rubber Products im Segment Performance Rubber und EUR 8 Mio. für das Segment Performance Chemicals, ein Großteil davon für die Business Unit Rubber Chemicals. Ermittlungsverfahren wegen derselben Sachverhalte sind in Europa und Kanada noch anhängig. Seitens der Europäischen Kommission rechnet die Gesellschaft mit erheblichen Bußgeldern. Auch in Kanada besteht nach Einschätzung der Gesellschaft ein Bußgeldrisiko.

Im Zusammenhang mit anderen Produkten, die ebenfalls dem ehemaligen Geschäftsbereich Kautschuk zuzuordnen sind oder waren, sind gegen die Bayer AG kartellbehördliche Ermittlungsverfahren in einigen weiteren Fällen anhängig, von denen bestimmte ausschließlich Europa und zwei weitere zudem die USA und Kanada betreffen. Mit einer Ausnahme hat die Bayer AG in allen diesen weiteren Fällen als erstes betroffenes Unternehmen bei allen zuständigen Kartellbehörden, die über ein spezielles Kooperationsprogramm („Leniency-Programm") verfügen, einen entsprechenden Antrag gestellt. Die Gesellschaft rechnet damit, dass das Verfahren, in dem die Bayer AG nicht als erstes Unternehmen mit den Behörden kooperiert hat, mit einem erheblichen Bußgeld enden wird. Dieses Bußgeld kann derzeit noch nicht beziffert werden. In den übrigen Verfahren bestehen nach Ansicht der Gesellschaft gute Aussichten, dass gegen die Bayer AG keine Bußgelder verhängt werden.

In den USA und in Kanada wurden weiterhin eine Reihe von Sammel- und Einzelklagen erhoben, in denen auch die Bayer AG sowie zwei Tochtergesellschaften von LANXESS, die RheinChemie Rheinau GmbH und die RheinChemie Corp., Trenton/New Jersey, USA, als Beklagte benannt werden. Die Kläger fordern Schadensersatz (einschließlich Dreifach- und Strafschadensersatz) in erheblicher Höhe. Weitere Privatklagen in den USA und in Kanada können nicht ausgeschlossen werden.

Das mit sämtlichen vorgenannten Verfahren verbundene finanzielle Risiko (ausgenommen solche strafrechtlichen Verfahren, in denen bereits Geldbußen verhängt wurden) einschließlich des finanziellen Risikos solcher privater Schadensersatzklagen, die zukünftig noch erhoben werden, ist derzeit nicht bezifferbar. Die Gesellschaft erwartet, dass im weiteren Verlauf der behördlichen Verfahren sowie der zivilrechtlichen Schadensersatzklagen signifikante Aufwendungen erforderlich werden.

Die LANXESS AG und die Bayer AG haben in einem Grundlagenvertrag besondere Regelungen für die vorgenannten Verfahren vereinbart. In Bezug auf alle Verbindlichkeiten aus diesen Verfahren (aufgrund von Strafen, Bußgeldern, Schadensersatz, Strafschadensersatz sowie Mehrerlösabschöpfung), die zum 1. Juli 2004 zumindest eingeleitet worden sind oder bezüglich derer ein Unternehmen Schritte gegenüber einer Kartellbehörde im Hinblick auf eine Verfahrenseinleitung bis zum 1. Juli 2004 unternommen hat, tragen im Innenverhältnis die LANXESS AG 30 % und die Bayer AG 70 % der Verbindlichkeiten. Die Erstattungspflicht der LANXESS AG ist auf insgesamt EUR 100 Mio. begrenzt. Hinzu kommen gegebenenfalls die Erstattung eines sich dabei aus einer eingeschränkten steuerlichen Abzugsfähigkeit ergebenden Steuerschadens sowie Kosten der Rechtsverteidigung. Nach Maßgabe eines Grundlagenvertrages zwischen der LANXESS AG und der Bayer AG verständigen sich die LANXESS AG und die Bayer AG über die Regeln zur Führung der Verfahren (weitere Einzelheiten zum Grundlagenvertrag sind im Abschnitt *„Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern"* enthalten).

Aufgrund von behördlichen oder gerichtlichen Entscheidungen bzw. im Zusammenhang mit den vorstehend aufgeführten Kartellverfahren oder Privatklagen können zusätzliche Aufwendungen entstehen, die nicht oder nicht in ausreichendem Umfang durch entsprechende Rückstellungen abgedeckt sind. Zum 30. September 2004 betrugen die Rückstellungen insgesamt EUR 35 Mio. Die Gesellschaft hält es für möglich, dass die im Innenverhältnis zwischen der Bayer AG und der LANXESS AG vereinbarte Erstattungspflicht in Höhe von maximal EUR 100 Mio. zuzüglich der Erstattung des Steuerschadens vollständig entstehen wird. Dabei sind die Erstattungszahlungen auf EUR 50 Mio. pro Kalenderjahr beschränkt (siehe dazu *„Weitere Einzelheiten und Erläuterun-*

gen zur Abspaltung von LANXESS"). Im Falle für den Konzern negativer Entscheidungen könnte LANXESS darüber hinaus einem Reputationsverlust ausgesetzt sein, der zu einer Minderung zukünftiger Erträge führen könnte. Weiterhin ist nicht auszuschließen, dass zukünftig neue Kartellverfahren oder Privatklagen anhängig gemacht werden. Es ist daher möglich, dass die Vermögens-, Finanz- und Ertragslage von LANXESS durch den nachteiligen Ausgang eines oder mehrerer Kartellverfahren oder Privatklageverfahren in erheblichem Maße negativ beeinflusst werden.

Verpflichtungen aus Umweltschutzbestimmungen sowie Haftungen für Altlasten

LANXESS unterliegt als Unternehmen der chemischen Industrie umfangreichen, sich beständig entwickelnden und immer anspruchsvoller werdenden Vorschriften zum Schutz der Umwelt sowie des Chemikalien- und Gefahrstoffrechts. Entsprechend diesen Vorgaben legt LANXESS hohe technische und sicherheitstechnische Standards bei Bau, Betrieb und Instandhaltung von Produktionsanlagen an. Gleichwohl sind Betriebsstörungen — auch aufgrund externer Einflüsse wie Naturkatastrophen oder Terrorismus — nicht auszuschließen. Sie können zu Explosionen, der Freisetzung von giftigen oder gesundheitsschädlichen Stoffen oder zu Unfällen führen, bei denen Menschen, Sachen und die Umwelt geschädigt werden. Solche Schadensereignisse können zivil- oder strafrechtliche Folgen sowie den Ausfall von Produktionsanlagen nach sich ziehen. LANXESS ist gegen solche Risiken im branchenüblichen Rahmen durch Sach-, Haftpflicht- und Betriebsunterbrechungsversicherungen versichert, jedoch könnte der Versicherungsschutz nicht ausreichen, alle Ansprüche, Vermögensnachteile und Verluste aus solchen Schadensfällen auszugleichen.

Bereits verabschiedete gesetzliche Verschärfungen der Umweltschutzstandards, insbesondere zur Emissionsminderung, machen technische Nachrüstungen der Produktionsanlagen von LANXESS erforderlich, die mit erheblichen Investitionen verbunden sind. LANXESS geht davon aus, in den Jahren 2005 bis 2007 für die technische Anlagennachrüstung aufgrund der Technischen Anleitung Luft 2002 und weiterer immissionsschutzrechtlicher Vorschriften ca. EUR 80 Mio. aufwenden zu müssen. Aufgrund sich abzeichnender Rechtsänderungen rechnet LANXESS in den nächsten Jahren zudem mit einem Investitionsbedarf für Abwasserbehandlungsanlagen von rund EUR 20 Mio. Weitere Verschärfungen der von LANXESS zu beachtenden Umwelt- und Sicherheitsvorschriften können zu beträchtlichen Kosten und Haftungen führen, ohne dass LANXESS Einfluss darauf hätte oder das Ausmaß dieses Risikos für LANXESS absehbar wäre.

LANXESS betreibt Produktionsstandorte, die teilweise — wie etwa die Standorte Leverkusen, Dormagen und Krefeld-Uerdingen — seit vielen Jahrzehnten industriell genutzt werden und bei denen es in der Vergangenheit zu erheblichen Verunreinigungen insbesondere des Bodens und des Grundwassers gekommen ist. Kosten im Zusammenhang mit nach Umweltschutzbestimmungen bestehenden und potentiellen Verpflichtungen zur Sicherung oder Sanierung kontaminierter Standorte können erhebliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

LANXESS ist für zahlreiche Altstandorte verantwortlich, auf denen teilweise sicherungs- oder sanierungsbedürftige Altlasten vorhanden sind, so etwa im Ausland in Bushy Park, Charleston/South Carolina, USA, und Sarnia/Ontario, Kanada. Die Haftung von LANXESS kann sich auch auf andere Grundstücke erstrecken, wenn sich Verunreinigungen unerkannt ausgebreitet haben. Die damit verbundenen Kosten sind häufig kaum abschätzbar und können die finanzielle Situation von LANXESS massiv beeinträchtigen. Dies gilt in besonderem Maße für die Standorte, die von der „Natural Resource Damages"-Initiative des New Jersey Department of Environmental Protection erfasst sein können, insbesondere die Standorte Birmingham und Haledon, New Jersey, USA. Nach diesem Programm werden — unter derzeit schwer bestimmbaren Voraussetzungen — Umweltschäden aufgrund industrieller Vergangenheit bewertet und Ersatzleistungen im Wege von „class actions" von Unternehmen eingefordert, die mit den geschädigten Umweltmedien in Verbindung gebracht werden.

Im Falle des im Oktober 2004 bekannt gewordenen Ausmaßes der Grundwasserverunreinigung mit Chrom VI-Verbindungen in Merebank, Südafrika, hat LANXESS eine Rückstellung in Höhe der nach dem derzeitigen Stand der Untersuchungen abschätzbaren Sanierungskosten von EUR 40 Mio. gebildet. Die tatsächlichen Sanierungskosten können je nach Ergebnis der weitergehenden Untersuchungen höher liegen. Zudem könnte LANXESS Ansprüchen Dritter wegen Gesundheitsgefährdung oder Eigentumsbeeinträchtigung ausgesetzt sein. Auch an anderen Produktionsstandorten von LANXESS wurde oder wird mit Chrom VI-Verbindungen umgegangen, bei denen das Risiko von Umweltschäden und damit erheblicher von LANXESS zu tragender Sanierungskosten besteht.

Etlichen Produktionsstandorten von LANXESS sind Betriebsdeponien zugeordnet, die aufgrund historischer Ablagerungen ein hohes Sanierungspotential aufweisen können, so etwa am Standort Leverkusen die Deponie Bürrig-Dhünnaue. Obwohl die Gesellschaft derzeit keine wesentlichen Sanierungsmaßnahmen für erforderlich oder angeraten hält, kann nicht ausgeschlossen werden, dass solche Maßnahmen zukünftig, etwa aufgrund behördlicher Anordnung, erforderlich werden.

Insgesamt hat LANXESS für Umweltschutzverpflichtungen zum 30. September 2004 Rückstellungen in Höhe von EUR 85 Mio. gebildet. Die zukünftigen Kosten für die Beseitigung vorhandener Kontaminationen und Umweltschäden sowie für den Umweltschutz insgesamt sind aufgrund zahlreicher Unsicherheiten, insbesondere aufgrund des sich ständig wandelnden regulatorischen Umfelds und damit möglicherweise einhergehender Verschärfungen der geforderten Sicherheitsstandards, schwer zu prognostizieren.

Die vorgenannten Faktoren können einzeln oder zusammen negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben. Darüber hinaus könnten das Ansehen von LANXESS in der Öffentlichkeit und die Beziehungen von LANXESS zu seinen Kunden beeinträchtigt werden.

Risiken aus Wechselkursschwankungen

LANXESS wickelt Geschäfte in unterschiedlichen Währungen ab und ist damit einer Reihe von Risiken im Zusammenhang mit Schwankungen der relativen Werte dieser Währungen, insbesondere zwischen dem Euro und dem US-Dollar, ausgesetzt. Weitere wichtige Währungen sind der Kanadische Dollar und der Japanische Yen.

Wechselkursrisiken bestehen zum einen dort, wo Forderungen oder Verbindlichkeiten einer Gesellschaft des LANXESS-Konzerns in einer anderen als der lokalen Währung der Gesellschaft bestehen.

Zusätzlich entstehen Wechselkursrisiken, wenn Umsatzerlöse einer Gesellschaft des LANXESS-Konzerns in anderen Währungen anfallen als die auf diese entfallenden Kosten und so rechnerisch eine operative offene Währungsposition entsteht. Mehr als die Hälfte des Gesamtbetrags der Währungsrisiken aus offenen und antizipierten Geschäften von LANXESS ist auf Positionen zurückzuführen, die auf US-Dollar bzw. mit dem US-Dollar verknüpfte Währungen lauten.

Zwar versucht LANXESS, die möglichen Auswirkungen der vorgenannten Währungsrisiken mit Hilfe derivativer Finanzinstrumente zu verringern, so dass nach Einschätzung der Gesellschaft ein bedeutender Anstieg oder ein bedeutendes Absinken des Eurokurses im Verhältnis zu anderen wichtigen Währungen kurzfristig keine wesentlichen Auswirkungen auf den zukünftigen Cashflow haben sollte. Auf Dauer könnten Wechselkursschwankungen jedoch die Ertragslage beeinträchtigen, falls LANXESS nicht in der Lage sein sollte, diese Wechselkursschwankungen z.B. durch die Preisgestaltung für seine Produkte in der jeweiligen örtlichen Währung auszugleichen. Gleichzeitig könnte LANXESS gegenüber bestimmten Konkurrenten dadurch einen Wettbewerbsnachteil erleiden, dass diese sowohl im US-Dollar-Raum produzieren als auch verkaufen und daher nicht von Wechselkursschwankungen betroffen werden.

LANXESS erstellt seine Konzernabschlüsse in Euro. Viele Gesellschaften des LANXESS-Konzerns sind jedoch außerhalb der Euro-Zone angesiedelt. Aus diesem Grund wirken sich Änderungen der betreffenden durchschnittlichen Wechselkurse von Periode zu Periode auch auf die in Euro ausgewiesenen Umsätze, Ergebnisse sowie Vermögenswerte im Konzernabschluss von LANXESS aus. So hätte z.B. ein Wertverfall des US-Dollars gegenüber dem Euro zur Folge, dass LANXESS bei konstantem Verkaufsvolumen und nominal konstanten Preisen (zum Beispiel in US-Dollar) in Euro umgerechnet geringere Umsatzerlöse erwirtschaften würde. Anders als der Effekt der Wechselkursschwankungen im Falle des Transaktionsrisikos hat das Umrechnungsrisiko keine Auswirkungen auf den Cashflow von LANXESS in lokaler Währung.

Änderungen von Wechselkursen insbesondere im Verhältnis von Euro zu US-Dollar oder zu anderen für LANXESS relevanten Währungen könnten negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

Veränderung von Rohstoff- und Energiepreisen

LANXESS ist bei seiner Produktion auf eine Vielzahl von Rohstoffen angewiesen. Gleichzeitig benötigt LANXESS größere Mengen Energie aus unterschiedlichen Quellen. Sowohl Rohstoff- als auch Energiepreise sind starken zyklischen Schwankungen unterworfen. Die für LANXESS wichtigsten petrochemischen Rohstoffe, die stark von den Rohölpreisen abhängen, sind 1, 3-Butadien, Acrylnitril, Benzol, C4-Raffinat 1, Cyclohexan, Isobutylen, Styrol und Toluol. Die Preise anderer wichtiger Rohstoffe entwickeln sich darüber hinaus ebenfalls stark zyklisch und hängen insbesondere von den Preisen für Strom und Erdgas ab. Hierzu gehören Chlor, Natronlauge und Ammoniak. Rohstoff- und Energiekosten machen große Teile der gesamten Herstellungskosten von LANXESS aus. Der Anteil kann je nach Business Unit 50 % übersteigen.

LANXESS nutzt verschiedene Methoden zur Vermeidung und Steuerung von Rohstoff- und Energiepreisrisiken — unter anderem langfristige Lieferverträge mit Preisberechnungsformeln und ein aktives Vorratsmanagement. Zusätzlich werden Teile des Energiebedarfs durch Termingeschäfte abgesichert. Eine vollständige Absicherung des Rohstoff- und Energiepreisrisikos ist jedoch nicht möglich. Im Jahr 2004 konnte LANXESS bei vielen Produkten Preiserhöhungen durchsetzen, um erhöhte Rohstoff- und Energiekosten weiterzugeben. Eine vollständige Weitergabe steigender Rohstoff- und Energiekosten ist jedoch nicht in allen Geschäftsbereichen von LANXESS möglich. Besonders petrochemische Rohstoffe unterlagen in der Vergangenheit starken Preisschwankungen. Das Energiepreisrisiko, dem LANXESS ausgesetzt ist, entfällt im Wesentlichen auf Erdgas in Nordamerika und auf Heizöl in Europa.

Sollten die Rohstoff- und Energiepreise weiter steigen, ohne dass es LANXESS gelingt, die höheren Kosten an seine Kunden weiterzugeben, so könnte dies die Vermögens-, Finanz- und Ertragslage von LANXESS negativ beeinflussen. Verstärkt werden könnte dieser Effekt gegebenenfalls durch weitere nicht durch LANXESS beeinflussbare Kostensteigerungen aus künftig veränderten gesetzlichen Rahmenbedingungen wie z.B. hinsichtlich der Ökosteuer in Deutschland. Hier besteht insbesondere eine Ungewissheit über das Weitergelten der Sonderregelungen für das produzierende Gewerbe auch über das Jahr 2006 hinaus. Mögliche Mehrbelastungen ergeben sich dann gegebenenfalls bei allen produzierenden inländischen LANXESS-Gesellschaften einschließlich ihrer Beteiligungen.

Ferner ist zu beobachten, dass oftmals bei fallenden Rohstoff- bzw. Energiepreisen die Absatzpreise für chemische Produkte, die auch LANXESS anbietet, aufgrund des intensiven Wettbewerbs im Verhältnis zu den Rohstoff-und Energiepreisen überproportional stark fallen. Sollte es LANXESS nicht gelingen, sich durch geeignete Maßnahmen, z.B. durch Kostensenkung in der Produktion, an die veränderten Rahmenbedingungen anzupassen, so könnte dies negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

Mögliche Gesundheitsbeeinträchtigungen von Personen durch schädigende Produkteigenschaften

Im Produktportfolio von LANXESS befinden bzw. befanden sich unter anderem Substanzen, die als kanzerogen (krebserregend), mutagen, reproduktionstoxisch, toxisch oder in sonst einer Form als gesundheitsgefährdend einzustufen sind oder eingestuft werden. Es kann nicht ausgeschlossen werden, dass es, insbesondere bei Fehlanwendungen in Fällen, in denen Personen mit den LANXESS-Produkten in Berührung kommen, oder aufgrund noch nicht bekannter Produkteigenschaften, zu Beeinträchtigungen der Gesundheit bis hin zur Lebensgefährdung kommen kann.

Weiterhin sind die von LANXESS im Bau und bei der Produktion verwendeten Substanzen teilweise Gegenstand von Rechtsstreitigkeiten. Dies ist beispielsweise bei Asbest der Fall (siehe dazu *„Angaben über die Geschäftstätigkeit von LANXESS — Rechtsstreitigkeiten/Verfahren vor Verwaltungsbehörden"*).

Die vorstehenden Faktoren können gemeinsam oder alleine negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

Veränderungen staatlicher sowie von EU-Vorschriften

Die regulatorischen Rahmenbedingungen für die Geschäftstätigkeit von LANXESS unterliegen ständigem Wandel und werden auf internationaler, vor allem aber auf supranationaler und nationaler Ebene fortlaufend an den technischen Fortschritt und das gesteigerte Sicherheitsbedürfnis, Qualitäts- und Umweltbewusstsein der Bevölkerung angepasst. Verschärfungen der von LANXESS zu beachtenden Vorschriften können bei LANXESS den Umgang mit Substanzen oder gefährlichen Stoffen, deren Herstellung, Verwendung, Wiederverwendung oder Entsorgung einer noch strengeren Prüfung als bisher unterwerfen. Solche Verschärfungen können mit erheblichen Investitionen verbunden sein und daher negative Auswirkungen auf die Produktionskosten und das Produktportfolio von LANXESS haben oder LANXESS beträchtlichen Haftungsrisiken aussetzen.

Wesentliche Bedeutung für die Geschäftstätigkeit von LANXESS wird die Umsetzung der geplanten EG-Verordnung zur Registrierung, Bewertung, Zulassung und Beschränkung chemischer Stoffe („REACh") haben, deren Entwurf die Europäische Kommission am 29. Oktober 2003 vorgelegt hat. Mit einem Inkrafttreten der Verordnung ist Ende 2006 oder Anfang 2007 zu rechnen. Auf Basis des derzeitigen Entwurfs der Verordnung könnten LANXESS nach vorläufigen Schätzungen in den für die vollständige Registrierung aller der Verordnung unterliegenden Stoffe zur Verfügung stehenden elf Jahren Kosten in Höhe von insgesamt EUR 200 Mio. entstehen. Weitere Kostenbelastungen für LANXESS könnten sich in der Zukunft aus der Umsetzung der von der Europäischen Kommission 2003 vorgeschlagenen „Strategie für Umwelt und Gesundheit" (SCALE-Initiative) ergeben. SCALE beabsichtigt den Aufbau eines Gemeinschaftssystems zur Verzahnung der Informationen über den Zustand der Umwelt, des Ökosystems und der menschlichen Gesundheit, um so unter anderem die Bewertung von sog. Cocktaileffekten, kombinierten Belastungen und akkumulierten Wirkungen auf die menschliche Gesundheit zu verbessern. Derzeit ist nicht absehbar, ob und wann die SCALE-Initiative in bindende Rechtsakte der Europäischen Gemeinschaft mündet.

Bezug bestimmter betriebsnotwendiger Rohstoffe in ausreichender Menge

Bestimmte Rohstoffe und Vorprodukte, auf die LANXESS für seine Produktion angewiesen ist, sind auf den jeweiligen Märkten nicht zu jeder Zeit in ausreichender Menge verfügbar. Dies gilt derzeit insbesondere für die Rohstoffe 1, 3-Butadien, Ammoniak und Brom. Darüber hinaus sind Produktionsanlagen von LANXESS an einigen Standorten in Verbundstrukturen mit Produktionsanlagen Dritter eingebunden, im Rahmen derer insbesondere Rohstoffe, die nicht über längere Strecken transportiert werden können, von diesen Dritten bezogen werden. So bezieht LANXESS beispielsweise Kohlenmonoxid am Standort in Dormagen zur Verwendung in den Business Units Basic Chemicals und Fine Chemicals.

Aufgrund der Umsetzung der geplanten EG-Verordnung zur Registrierung, Bewertung, Zulassung und Beschränkung chemischer Stoffe („REACh") ist nicht auszuschließen, dass einzelne Rohstoffe von Lieferanten nicht mehr wirtschaftlich produziert werden können und dadurch die Versorgung mit diesen Rohstoffen beeinträchtigt wird.

Sollte es LANXESS nicht gelingen, ausreichende Mengen der benötigten Rohstoffe zu beziehen, so könnte dies negative Auswirkungen auf die Geschäftstätigkeit von LANXESS haben.

Engpässe oder Ausfälle bei der Belieferung von Kunden durch den ungeplanten Stillstand von Produktionsanlagen

Durch technisches Versagen, Streiks, Naturkatastrophen, behördliche Verfügungen und andere Faktoren kann es zum Ausfall von Produktionsanlagen des LANXESS-Konzerns kommen. Zwar können Engpässe bei der Versorgung von Kunden mit LANXESS-Produkten teilweise durch Produktionsausweitungen an anderen Standorten ausgeglichen oder kurzfristige Ausfälle durch bestehende Lagerbestände überbrückt werden. Bei länger anhaltenden Produktionsstillständen und bei Produkten, die nicht oder nicht vollständig in anderen Anlagen hergestellt werden können (sog. Monoanlagen), kann es allerdings zu Umsatzausfällen, Schadensersatzforderungen sowie Beeinträchtigungen der Kundenbeziehungen kommen. Soweit die betreffenden Schäden nicht durch Betriebsunterbrechungsversicherungen abgedeckt sind, könnten Produktionsausfälle erhebliche Auswirkungen auf die Ertragslage von LANXESS haben.

Mengenanpassungen bei Kuppelprodukten

Ein häufiges Merkmal chemischer Produktion ist die gleichzeitige Ausbeute von zwei oder mehr Substanzen aus einem Produktionsschritt (Kuppelproduktion). Im Optimalfall können alle entstehenden Produkte auf dem Markt umgesetzt werden, im anderen Fall können ein oder mehrere Kuppelprodukte Entsorgungskosten verursachen. Es ist nicht auszuschließen, dass im Zeitablauf die Nachfrage nach einem Kuppelprodukt nachlässt, ohne dass eine Mengenanpassung aufgrund des Einflusses auf das bzw. die anderen Kuppelprodukte möglich ist. Dies könnte insbesondere bei einem Teil der Aromaten aus dem Produktportfolio der Business Unit Basic Chemicals der Fall sein. Eine zusätzliche Ergebnisbelastung könnte entstehen, wenn sich die Marktverwertbarkeit der sog. Nebenprodukte verschlechtert.

Substitution von LANXESS-Produkten durch neue oder verbesserte Materialien oder Technologien

Zukünftig könnten alternative Materialien bzw. Technologien entwickelt oder bereits bestehende verbessert werden, die an Stelle der von LANXESS angebotenen Produkte bzw. Technologien verwendet werden können. So könnte ein Material entwickelt werden, das die Eigenschaft besitzt, luftundurchlässig und gleichzeitig flexibel zu sein. Dieses könnte ebenso wie Butyl-Kautschuk zur Herstellung von Schläuchen und Reifen eingesetzt werden. Weiterhin könnten bestimmte Agrochemikalien bzw. Spezialelastomere durch neue Produkte ersetzt werden.

Sollten neuartige Materialien bzw. Technologien zu geringeren Preisen angeboten werden, weitere vorzugswürdige Eigenschaften aufweisen oder aus anderen, insbesondere regulatorischen Gründen Vorteile besitzen, so bestünde die Gefahr, dass Kunden die von LANXESS angebotenen Produkte durch neuartige Materialien bzw. Technologien ersetzen. Sollte LANXESS in einem derartigen Fall nicht in der Lage sein, ebenfalls neuartige Materialien bzw. Technologien anzubieten, so könnte dies zu erheblichen Umsatzverlusten führen, die negative Auswirkungen auf die Vermögens-, Finanz-und Ertragslage haben könnten.

Begrenzung der finanziellen Flexibilität von LANXESS auf Grund der unter einer syndizierten Kreditlinie eingegangenen Verpflichtungen

Zur Refinanzierung von Intercompany-Verbindlichkeiten gegenüber Gesellschaften des Bayer-Konzerns und zur Abdeckung ihres allgemeinen Liquiditätsbedarfs hat die LANXESS AG eine syndizierte Kreditlinie über EUR 1,5 Mrd. (die „Kreditlinie") abgeschlossen. Die Kreditlinie umfasst eine als revolvierende Kreditlinie ausgestattete Tranche in Höhe von EUR 0,5 Mrd. mit einer Laufzeit von 364 Tagen, die mit Zustimmung der Banken mehrfach um einen Zeitraum von jeweils 364 Tagen verlängert werden kann. Des Weiteren umfasst die Kreditlinie zwei weitere revolvierende Tranchen mit einer Laufzeit bis Dezember 2009, unter denen insgesamt ein Betrag von EUR 1,0 Mrd. zur Verfügung gestellt wird. Die Kreditlinie enthält Beschränkungen hinsichtlich der Möglichkeit zur Aufnahme von Krediten durch Beteiligungsgesellschaften von LANXESS sowie Beschränkungen hinsichtlich des Rechts zur Bestellung von Sicherheiten und der Veräußerung von Vermögenswerten. Durch diese marktüblichen Beschränkungen kann der unternehmerische Gestaltungsspielraum von LANXESS beeinträchtigt werden. Des Weiteren besteht für die Banken unter der Kreditlinie die Möglichkeit, den Kredit fällig zu stellen, wenn das Verhältnis der Nettofinanzschulden (ohne Wandelschuldverschreibung) zum bereinigtem EBITDA eine bestimmte Kennzahl überschreitet. Für den Fall einer Verschlechterung des derzeitigen Ratings der Gesellschaft ist unter der Kreditlinie ferner eine deutliche Erhöhung der an die Banken zu zahlenden Marge vereinbart. Die Regelungen unter der Kreditlinie können negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

Risiken im Zusammenhang mit geistigem Eigentum

LANXESS verfügt über eine große Anzahl von Patenten, die für sein Geschäft von erheblicher Bedeutung sind. Auch wenn Patente kraft Gesetzes eine Vermutung für ihre Wirksamkeit entfalten, bedeutet die Erteilung eines Patents dennoch nicht zwangsläufig, dass das Patent letztlich wirksam ist oder etwaige Patentansprüche durchsetzbar sind. Es gibt zudem keinerlei Gewähr dafür, dass alle von LANXESS für seine neuen Technologien beantragten oder geplanten Patente erteilt werden. Es kann ferner nicht ausgeschlossen werden, dass Dritte Patente von LANXESS verletzen. Ein unzureichender Schutz oder die tatsächliche Verletzung des geistigen Eigentums kann die Fähigkeit von LANXESS einschränken, die erzielten Technologievorsprünge gewinnbringend zu nutzen, oder zu einer Minderung zukünftiger Erträge führen, sofern dadurch andere Hersteller Produkte vermarkten dürfen, die der LANXESS-Konzern oder seine Vorgänger entwickelt haben.

Ferner kann nicht ausgeschlossen werden, dass LANXESS Patente Dritter verletzt, da Wettbewerber, ebenso wie LANXESS, zahlreiche Erfindungen als Patent anmelden und Patentschutz erhalten. In diesem Fall könnte LANXESS insbesondere daran gehindert werden, bestimmte Technologien zu verwenden oder Produkte herzustellen oder zu vermarkten, und dazu gezwungen sein, Herstellungsprozesse umzustellen, eine Lizenz zu erwerben oder zu Schadensersatzzahlungen herangezogen werden. Weiterhin könnten Wettbewerber LANXESS die Produktion bzw. den Vertrieb solcher Produkte in Staaten untersagen, in denen vorrangiger Patentschutz der Wettbewerber besteht.

Darüber hinaus sind nicht patentierbare Geschäftsgeheimnisse und vertrauliches Know-how für den geschäftlichen Erfolg von LANXESS — insbesondere in Bereichen mit technisch anspruchsvollen Produkten — von Bedeutung. Es gibt keine Gewähr dafür, dass eine Offenlegung der Geschäftsgeheimnisse von LANXESS verhindert werden kann oder dass Dritte nicht unabhängig von LANXESS gleiches oder ähnliches Know-how entwickeln bzw. Zugriff auf dieses erhalten.

LANXESS könnte darauf angewiesen sein, Technologien Dritter durch den Erwerb von Lizenzen für seinen Geschäftsbetrieb nutzbar zu machen. Es kann weder ausgeschlossen werden, dass LANXESS zukünftig die für den Geschäftsbetrieb notwendigen Lizenzen nicht erhalten wird, noch dass bereits bestehende Lizenzen, insbesondere im Falle wechselseitiger Lizenzen, unwirksam sind.

Jeder dieser Faktoren kann die Wettbewerbsstellung und damit die Vermögens-, Finanz- und Ertragslage von LANXESS beeinträchtigen.

Abhängigkeit von einzelnen Lieferanten in Bezug auf bestimmte Rohstoffe oder Handelswaren

Für einige zugekaufte Rohstoffe oder Handelswaren kann LANXESS nur auf eine begrenzte Anzahl von Lieferanten zurückgreifen. In Ausnahmefällen ist LANXESS sogar von einem einzigen Lieferanten abhängig. Dies gilt beispielsweise für Kohlenmonoxid am Standort in Dormagen zur Verwendung in den Business Units Basic Chemicals und Fine Chemicals. Im Falle von Lieferausfällen oder -engpässen dieser Lieferanten könnte die Geschäftstätigkeit von LANXESS sowie dessen Vermögens-, Finanz- und Ertragslage beeinträchtigt werden.

Risiken im Zusammenhang mit langlaufenden Verträgen über Lieferungen und Leistungen

LANXESS hat sowohl mit seinen Rohstofflieferanten und Servicepartnern als auch mit seinen Kunden, insbesondere mit den Gesellschaften des Bayer-Konzerns, eine Reihe langlaufender Verträge mit Laufzeiten in der Regel zwischen drei und sechs Jahren abgeschlossen (siehe dazu auch „*Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern*"). Eine Reihe dieser Verträge sehen insbesondere sog. Remanenzkosten-Regelungen bzw. sog. Take-or-Pay-Regelungen vor, nach denen LANXESS verpflichtet sein kann, bei Beendigung der entsprechenden Verträge bzw. im Falle, dass geringere Produktmengen abgenommen werden als festgelegt, Entschädigungszahlungen zu leisten. Weiterhin sehen beispielsweise ein Liefervertrag mit einem Zulieferer von LANXESS bzw.

Energielieferungsverträge Mindestabnahmemengen, im ersten genannten Fall auch mit Einstandspflichten für Mitgesellschafter, für vier bzw. fünfzehn Jahre vor.

Zwar enthalten die meisten Verträge Regelungen, die es erlauben, Bedingungen wie z.B. Preise und Mengen an veränderte Rahmenbedingungen anzupassen. Es kann jedoch nicht ausgeschlossen werden, dass sich in Zukunft aufgrund veränderter Rahmenbedingungen bestimmte langfristige Verträge als nachteilig für LANXESS erweisen werden. So könnten sich die Preise für den Bezug von Lieferungen und Leistungen oder für den Absatz von Produkten zum Nachteil von LANXESS ändern.

Weiterhin könnte LANXESS insbesondere aufgrund der sog. Remanenzkosten- bzw. sog. Take-or-Pay-Regelungen dazu gezwungen sein, Entschädigungszahlungen zu leisten oder Lieferungen oder Leistungen über den eigenen tatsächlichen Bedarf hinaus zu beziehen.

Jeder dieser Faktoren kann sich negativ auf die Vermögens-, Finanz- und Ertragslage von LANXESS auswirken.

Mögliche Verschlechterungen der Geschäftsbeziehungen zu Vertriebspartnern

In einer Reihe von Ländern, in denen LANXESS nicht durch eigene Auslandsgesellschaften vertreten ist, wickelt der Konzern sein lokales Vertriebsgeschäft auch über Gesellschaften des Bayer-Konzerns (sog. Agenturgesellschaften) ab. Dies gilt derzeit insbesondere für die Länder bzw. Regionen Nordeuropa (Schweden, Finnland, Dänemark, Norwegen und die baltischen Staaten), Zentral- und Osteuropa (Polen, Tschechische Republik, Slowakei und Ungarn), Russland und die anderen GUS-Staaten sowie in Asien Korea und Taiwan. Die Gesellschaft erwartet, dass der über die Agenturgesellschaften abgewickelte Umsatz im Geschäftsjahr 2005 ca. EUR 0,7 Mrd. betragen wird. Daneben vertreibt LANXESS seine Produkte, auch in Ländern mit eigenen Auslandsgesellschaften, über eine Reihe anderer externer Vertriebspartner.

Sollten Agenturgesellschaften oder andere Vertriebspartner ihre Leistungen nicht mehr im gewünschten Umfang, zu wettbewerbsfähigen Preisen oder in der gewünschten Qualität erbringen, wäre LANXESS gezwungen, auf andere Anbieter zurückzugreifen. Gleichfalls kann nicht ausgeschlossen werden, dass sich ein oder mehrere Agenturgesellschaften oder andere Vertriebspartner zukünftig entschließen, keine LANXESS-Produkte mehr zu vertreiben. Erforderliche Umstellungsmaßnahmen sowie fällige Einmalzahlungen und eventuelle Mehrkosten könnten sich negativ auf die Geschäftstätigkeit und die Ertragslage von LANXESS auswirken. Im Geschäftsjahr 2005 könnten sich erhebliche Mehrkosten insbesondere bei einer Beendigung ihrer Tätigkeit durch Agenturgesellschaften ergeben.

Risiken im Zusammenhang mit der Abspaltung und der strategischen Neuausrichtung von LANXESS

Steuerliche Konsequenzen im Zusammenhang mit der Abspaltung sowie den hierzu durchgeführten vorbereitenden Maßnahmen

Die für die Bayer AG zuständige Finanzbehörde hat im Rahmen einer verbindlichen Auskunft das Vorliegen der Tatbestandsvoraussetzungen für eine Abspaltung gemäß § 15 UmwStG bestätigt. Bei der Sachverhaltsdarstellung für diese verbindliche Auskunft wurde auch die Bildung eines LANXESS Corporate Centers innerhalb der Bayer AG beschrieben. Dieses für die Teilbetriebseigenschaft im Rahmen der Abspaltung relevante LANXESS Corporate Center geht auf die LANXESS AG über. Die Gesellschaft beabsichtigt, dieses Corporate Center hinsichtlich Funktionen und in dem am Vollzugsdatum der Abspaltung bestehenden personellen Umfang fortzuführen und damit die vertragliche Verpflichtung zur Fortführung des LANXESS Corporate Centers bis mindestens zum 31. Dezember 2005 zu erfüllen. Die Bindungswirkung der verbindlichen Auskunft ist abhängig von der richtigen Darstellung des Sachverhalts; anderenfalls könnte die Abspaltung auf Ebene der beteiligten Aktionäre als steuerpflichtige Dividendenausschüttung behandelt und hierauf bei Bayer die gesetzlich einzubehaltende Quellensteuer erhoben werden. Eine Abweichung von dem im Antragsschreiben geschilderten Sachverhalt hinsichtlich des LANXESS Corporate Centers liegt nach Überzeugung der Parteien nicht vor.

Auf Grundlage dieser verbindlichen Auskunft werden auch im Wege der Abspaltung körperschaftsteuerliche und gewerbesteuerliche Verlustvorträge der Bayer AG anteilig auf die LANXESS AG übergehen. Es ist derzeit nicht sicher, ob und in welchem Umfang diese Verlustvorträge von der LANXESS AG genutzt werden können. Der Übergang der anteiligen steuerlichen Verlustvorträge setzt voraus, dass die Betriebe oder Betriebsteile, die den aufzuteilenden Verlust in der Vergangenheit verursacht haben, über den steuerlichen Abspaltungsstichtag hinaus in einem nach dem Gesamtbild der wirtschaftlichen Verhältnisse vergleichbaren Umfang während der folgenden fünf Jahre fortgeführt werden. Dies betrifft sowohl die auf LANXESS übertragenen als auch die beim Bayer-Konzern verbleibenden Betriebe oder Betriebsteile. Ein Verzicht auf Restrukturierungsmaßnahmen in den Bayer-Gesellschaften während dieses Zeitraums wurde nicht vereinbart.

Unabhängig davon könnte die Nutzung der Verlustvorträge bei der LANXESS AG entfallen, wenn mehr als 50 % der Anteile an der LANXESS AG, beispielsweise aufgrund der Börsennotierung der LANXESS-Aktie, übertragen werden und der LANXESS AG überwiegend neues Betriebsvermögen zugeführt wird. Derzeit kann nicht ausgeschlossen werden, dass es zu solchen Kapitalzuführungen kommt, zumal nach bisheriger Auffassung der Finanzverwaltung auch die Zuführung von Liquidität durch Aufnahme von Darlehen oder Ausgabe von Schuldinstrumenten, beispielsweise die ausgegebene Wandelschuldverschreibung, eine Zuführung neuen Betriebsvermögens darstellen kann. Sollte sich abzeichnen, dass die steuerlichen Verlustvorträge von der LANXESS AG nicht genutzt werden können, müssten Wertberichtigungen auf die in der Konzernbilanz aktivierten latenten Steuern vorgenommen werden. Dies würde das Konzernjahresergebnis der LANXESS AG belasten und das Konzerneigenkapital vermindern.

Hinsichtlich der Höhe der auf die LANXESS AG übergehenden Verlustvorträge besteht ein allgemeines Risiko, dass sich hierbei gegebenenfalls noch Korrekturen aus steuerlichen Betriebsprüfungen für Veranlagungszeiträume, die vor dem steuerlichen Übertragungsstichtag enden, ergeben können. Ebenso wird die Höhe der übertragenen Verlustvorträge gemäß dem von der Finanzverwaltung bestätigten Aufteilungsmaßstab durch die Relation der Börsenkapitalisierung der Bayer AG (Durchschnitt der letzten zehn Börsenhandelstage) vor der ersten Börsennotierung der LANXESS AG zu der Börsenkapitalisierung der LANXESS AG ab der ersten LANXESS-Notierung (Durchschnitt der ersten zehn Börsenhandelstage) bestimmt. Daher kann die Kursentwicklung in diesem Zeitraum, insbesondere eine Kursabschwächung der LANXESS-Aktie unmittelbar nach der ersten Börsennotierung, das Volumen der übergehenden Verlustvorträge für LANXESS gegebenenfalls nachteilig beeinflussen.

Im Rahmen der vorbereitenden Abspaltungen von der Bayer Chemicals AG und der Bayer MaterialScience AG auf die LANXESS GmbH hat die LANXESS GmbH das auf sie übergegangene Vermögen aus steuerlicher Sicht im Rahmen einer Einlage zum Teilwert erworben. Die Verteilung des Gesamtwertes der Einlage auf die einzelnen Wirtschaftsgüter wurde von den beteiligten Bayer-Gesellschaften und der LANXESS GmbH einvernehmlich unter Berücksichtigung der vorhandenen Bewertungsgutachten vorgenommen. Dabei wurden die erforderlichen Abstockungen gegenüber vorherigen Buchwerten vorrangig den Wirtschaftsgütern des Anlagevermögens zugewiesen. Sowohl die durch Bewertungsgutachten ermittelten Werte als auch diese Aufteilung sind allerdings für die Finanzverwaltung nicht bindend. Daher kann nicht ausgeschlossen werden, dass sie zu einem abweichenden Gesamtwert bzw. einer anderen Verteilung des Gesamtwertes der Einlage auf die einzelnen von der LANXESS GmbH erworbenen Wirtschaftsgüter gelangt. Für diesen Fall können höhere zukünftige Ertragsteuerbelastungen bei der LANXESS GmbH, die dann insbesondere bei einer Veräußerung von Wirtschaftsgütern des Umlaufvermögens eintreten würden, nicht ausgeschlossen werden. Zwischen der Bayer AG und der LANXESS GmbH wurde eine Vereinbarung getroffen, dass der Barwert solcher im Rahmen von Betriebsprüfungen rechtskräftig festgestellter künftiger Ertragsteuermehrbelastungen aus einer anderen Verteilung des Gesamtwerts, soweit sie das Umlaufvermögen betreffen, zwischen diesen beiden Gesellschaften hälftig geteilt wird. Dabei sind gegebenenfalls im Anlagevermögen sich ergebende Entlastungseffekte zu berücksichtigen, wobei die Realisierungszeitpunkte dieser Entlastungseffekte unabhängig von der tatsächlichen zukünftigen Einkommenssituation der LANXESS GmbH typisierend festgelegt sind.

Nach dem Abspaltungsvertrag und dem in diesem Zusammenhang geschlossenen Grundlagenvertrag zwischen der Bayer AG und der LANXESS AG trägt die Bayer AG oder das jeweils mit ihr verbundene übertragende Unternehmen etwaige Ertragsteuern aufgrund von

Maßnahmen zur Herstellung des Unternehmensbereichs LANXESS, die bis zum Stichtag der Abspaltung (1. Juli 2004) begründet wurden. Darüber hinaus sehen die anlässlich der Übertragung von Teilen des Unternehmensbereichs LANXESS getroffenen vertraglichen Regelungen in der Regel vor, dass die jeweilige übertragende Bayer-Gesellschaft solche Ertragsteuern zu tragen hat, die für Zeiträume festgesetzt werden, die an oder vor dem Stichtag der Übertragung (regelmäßig der 1. Juli 2004) enden, soweit die bisherigen Bilanzansätze überschritten werden und keine Entlastungseffekte aus gegenläufigen Einkommensveränderungen bei LANXESS in Höhe ihres Barwertes gegengerechnet werden können. Bei der Ermittlung des Barwertes kommen für den Realisierungszeitpunkt der Umkehreffekte unabhängig von der tatsächlichen Einkommenssituation bei LANXESS typisierende Regelungen zur Anwendung.

Eine Ausnahme von diesem Grundsatz gilt unter bestimmten Umständen für Steuerverbindlichkeiten aus Verrechnungspreisanpassungen bei den Auslandsbeteiligungen, die nicht im Rahmen der Abspaltungen von der Bayer Chemicals AG bzw. Bayer Material Science AG übertragen wurden. Verrechnungspreisanpassungen entstehen in der Regel aufgrund von Sachverhaltseinschätzungen der Steuerbehörden, die von den vorliegenden Einschätzungen der geprüften Gesellschaft abweichen. Hinzu kommen gegebenenfalls die ab 2004 möglichen Sanktionen aus einer Verletzung der Dokumentationspflichten aus § 90 Abs. 3 Abgabenordnung. Auch wenn derzeit keine Erkenntnisse vorliegen, kann nicht ausgeschlossen werden, dass hieraus eine wesentliche finanzielle Belastung für LANXESS zu erwarten ist.

Unabhängig von diesen vertraglichen Regelungen kann nicht ausgeschlossen werden, dass die übernehmenden LANXESS-Gesellschaften aufgrund der mit der Abspaltung verbundenen gesamtschuldnerischen Haftung im Außenverhältnis auch für die Zahlung solcher Steuern herangezogen werden. Jedoch sehen die im Zuge der Herstellung des Unternehmensbereichs LANXESS getroffenen Vereinbarungen bzw. gesellschaftsrechtlichen Maßnahmen regelmäßig vor, dass der übernehmenden LANXESS-Gesellschaft hierfür ein Freistellungsanspruch gegen die jeweilige übertragende Bayer-Gesellschaft zusteht.

Die bei den Maßnahmen zur Herstellung der LANXESS-Struktur entstehenden Transfersteuern, wie z.B. Grunderwerbsteuer, sind von LANXESS zu tragen. Dies gilt ebenso für die beim Erwerb des inländischen Grundbesitzes durch die LANXESS GmbH anfallende Grunderwerbsteuer. Der am 30. Dezember 2004 geschlossene Grundstückskaufvertrag wird mit Ablauf des ersten der Abspaltung folgenden Kalendertages wirksam. Zu diesem Zeitpunkt erfolgt auch der Übergang von Nutzungen, Gefahren und Lasten. Damit ist die LANXESS GmbH nach Auffassung des Vorstands der LANXESS AG im Zeitpunkt der Abspaltung infolge der aufschiebenden Bedingung nicht wirtschaftlicher Eigentümer dieser Grundstücke, so dass die Abspaltung als solche neben der Grunderwerbsteuer aus dem separaten Kaufvertrag keine weitere Belastung an Grunderwerbsteuer auslöst.

Beschränkte Aussagekraft und Vergleichbarkeit der Combined Financial Statements sowie mögliche Veränderungen in zukünftigen Finanzausweisen

Die in diesem Prospekt abgedruckten Combined Financial Statements von LANXESS wurden mit dem Ziel erstellt, die für die Abspaltung definierte Struktur des Konzerns bereits in historischen Finanzdaten abzubilden. Zur Aufstellung der Combined Financial Statements musste daher eine Reihe von Annahmen und Schätzungen vorgenommen werden, die Auswirkungen auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten haben. Die tatsächlichen Werte können von den Schätzungen abweichen. Insbesondere bei den aktivierten latenten Steuern ist nach der Abspaltung im zukünftigen Konzernabschluss von LANXESS ein abweichender Wert und eine entsprechende Veränderung des Eigenkapitals zu erwarten, da dann nur noch die rechtlich auf LANXESS übergegangenen Verlustvorträge zu berücksichtigen sind und noch weitere Abweichungen zwischen den steuerlich relevanten Wertansätzen und den Wertansätzen im Konzernabschluss wirksam werden.

Deshalb spiegeln die Combined Financial Statements nicht notwendigerweise die Vermögens-, Finanz- und Ertragslage wider, welche sich ergeben hätte, wenn der LANXESS-Konzern bereits seit dem 1. Januar 2002 als eigenständige Gruppe existiert hätte und die zugrunde liegenden

Transaktionen zwischen LANXESS- und Bayer-Gesellschaften demnach zwischen voneinander unabhängigen Konzernen abgewickelt worden wären.

Die fehlende historische Einheit und Eigenständigkeit des LANXESS-Konzerns in den Zeiträumen, auf die sich die Combined Financial Statements beziehen, schränken aus diesen Gründen die Aussagekraft der Combined Financial Statements ein. Die Combined Financial Statements ermöglichen daher keine Prognose über die zukünftige Entwicklung der im LANXESS-Konzern gebündelten Geschäftsaktivitäten.

Weitere Erläuterungen zu der Erstellung der Combined Financial Statements sind im Abschnitt *„Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage des LANXESS-Konzerns"* und im Anhang zu den Combined Financial Statements, der an anderer Stelle in diesem Prospekt abgedruckt ist, enthalten.

Die nachfolgend aufgeführten Sachverhalte könnten weiterhin zu einer eingeschränkten Vergleichbarkeit der Combined Financial Statements mit der zukünftigen Berichterstattung führen:

Bei der Ermittlung des EBITDA im Geschäftsjahr 2004 für die von den zum 31. Dezember 2003 vorgenommenen Impairments betroffenen Business Units wurden im zweiten Quartal — abweichend von der bei Bayer und LANXESS üblicherweise angewandten Berechnungsmethodik — Abschreibungsteile, die zum 31. Dezember 2003 als Bestandteil der Herstellungskosten von Vorräten aktiviert wurden, dem EBIT hinzugerechnet, um zu einer im Zeitablauf vergleichbaren Darstellung des EBITDA zu gelangen.

Darüber hinaus könnte sich insbesondere aufgrund neuer interner Accounting-Regeln — wie zum Beispiel einer abweichenden Zuordnung von Erträgen und Aufwendungen zwischen Funktionsbereichen und Berichtssegmenten, insbesondere durch den gesonderten Ausweis von Corporate Center-Kosten, einer Neuberechnung von Zinsaufwendungen von Tochtergesellschaften oder eines gegenüber den Combined Financial Statements anderen Ausweises von Abschreibungen für das Geschäftsjahr 2004 — ein Anpassungsbedarf bei der zukünftigen Berichterstattung ergeben.

Ende 2004 haben LANXESS und der Bayer-Konzern eine Verlängerung der Zahlungsziele für ausgewählte Lieferungen und Leistungen des Bayer-Konzerns an LANXESS im Volumen von ca. EUR 130 Mio., rollierend bis zum dritten Quartal des Geschäftsjahres 2006, vereinbart.

Haftungsfolgen und Verpflichtungen zu Sicherheitsleistungen, die sich aus der Abspaltung und den dazu durchgeführten vorbereitenden Maßnahmen ergeben

Sowohl die Abspaltung als auch die Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH und ihren direkten und indirekten Tochtergesellschaften beinhalten Haftungsrisiken für den LANXESS-Konzern (siehe dazu auch *„Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS"*).

Gemäß § 133 Abs. 1 und Abs. 3 UmwG haftet die LANXESS AG gesamtschuldnerisch für die Erfüllung der bei der Bayer AG verbliebenen Verpflichtungen, die bereits vor dem Wirksamwerden der Abspaltung begründet worden sind, wenn sie innerhalb von fünf Jahren ab Bekanntmachung der Eintragung der Abspaltung in das Handelsregister der Bayer AG fällig und daraus Ansprüche gegen die LANXESS AG in der gesetzlich vorgeschriebenen Form geltend gemacht werden. Zwar haben Bayer AG und LANXESS AG im Abspaltungsvertrag vereinbart, dass, soweit die LANXESS AG aus diesen Verpflichtungen der Bayer AG in Anspruch genommen wird, die Bayer AG die LANXESS AG freistellen wird. Sollten jedoch Gläubiger zukünftig solche Ansprüche geltend machen und die Bayer AG nicht in der Lage sein, ihren Freistellungsverpflichtungen nachzukommen, so könnte dies erhebliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

Nach §§ 22, 125, 133 UmwG können Gläubiger der LANXESS AG weiterhin innerhalb einer Frist von sechs Monaten ab Bekanntmachung der Eintragung der Abspaltung in das Handelsregister der Bayer AG Sicherheit für ihre Ansprüche von der Gesellschaft verlangen. Voraussetzung ist, dass die Gläubiger zum jeweiligen Zeitpunkt keine Befriedigung verlangen können und ihre Ansprüche nach Grund und Höhe schriftlich anmelden sowie glaubhaft machen, dass durch die Abspaltung die Erfüllung ihrer Ansprüche gefährdet wird. Sollte die LANXESS AG verpflichtet sein, Sicherheit für einzelne oder sämtliche ihrer Gläubiger zu leisten, so könnte dies negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des LANXESS-Konzerns haben.

Die dargestellten Haftungsregelungen gelten auch für die im Rahmen der Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH vorgenommenen Abspaltungen von der Bayer Chemicals AG bzw. Bayer MaterialScience AG auf die LANXESS GmbH. Auch hier haftet die LANXESS GmbH gemäß § 133 Abs. 1 und Abs. 3 UmwG gesamtschuldnerisch für die Erfüllung der bei der Bayer Chemicals AG bzw. der Bayer MaterialScience AG verbliebenen Verpflichtungen, die bereits vor dem Wirksamwerden der Abspaltung begründet worden sind, wenn sie innerhalb von fünf Jahren ab Bekanntmachung der Eintragung der jeweiligen Abspaltung in die Handelsregister der Bayer Chemicals AG bzw. der Bayer MaterialScience AG fällig und daraus Ansprüche gegen die LANXESS GmbH in der gesetzlich vorgeschriebenen Form geltend gemacht werden. Hierzu gehören auch die Verpflichtungen aus den Mithaftungen der Bayer Chemicals AG und der Bayer MaterialScience AG für die Altverbindlichkeiten der Bayer AG in Zusammenhang mit den im Jahr 2002 durchgeführten Ausgliederungen der Geschäftsaktivitäten von der Bayer AG auf diese Gesellschaften. Wie im Falle der Abspaltung von der Bayer AG auf die LANXESS AG haben die Bayer Chemicals AG bzw. die Bayer MaterialScience AG sowie die LANXESS GmbH vereinbart, dass die LANXESS GmbH, sollte sie für Verbindlichkeiten der anderen beiden Gesellschaften in Anspruch genommen werden, von diesen freizustellen ist. Sollten jedoch die Bayer Chemicals AG bzw. die Bayer MaterialScience AG zukünftig nicht in der Lage sein, ihren Freistellungsverpflichtungen nachzukommen, so könnte dies erhebliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

Nach §§ 22, 125, 133 UmwG könnten weiterhin Gläubiger der LANXESS GmbH innerhalb einer Frist von sechs Monaten ab Bekanntmachung der Eintragung der jeweiligen Abspaltung in die Handelsregister der Bayer Chemicals AG bzw. der Bayer MaterialScience AG Sicherheit für ihre Ansprüche von der LANXESS GmbH verlangen. Voraussetzung ist, dass die Gläubiger zum jeweiligen Zeitpunkt keine Befriedigung verlangen können und ihre Ansprüche nach Grund und Höhe schriftlich anmelden sowie glaubhaft machen, dass durch die Abspaltung die Erfüllung ihrer Ansprüche gefährdet wird. Sollte die LANXESS GmbH verpflichtet sein, Sicherheit für einzelne oder sämtliche ihrer Gläubiger zu leisten, so könnte dies erhebliche negative Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des LANXESS-Konzerns haben.

Aufbau verwaltungstechnischer, finanzieller und sonstiger Funktionen sowie weitere Maßnahmen im Zusammenhang mit der Abspaltung

Der Bayer-Konzern wird noch bis zum Wirksamwerden der Abspaltung verwaltungstechnische, finanzielle, rechtliche, informationstechnologische und sonstige Dienstleistungen für die in der LANXESS GmbH und ihren direkten und indirekten Tochtergesellschaften gebündelten Geschäftsaktivitäten erbringen. Das neu eingerichtete LANXESS Corporate Center nimmt derzeit Funktionen unter anderem in den Bereichen Board Office, Corporate Development, Industrial & Environmental Affairs, Treasury, Tax, Corporate Controlling, Internal Auditing, Accounting, Communications, Law & Intellectual Property, Investor Relations und Human Resources wahr. Mitarbeiter der LANXESS GmbH unterstützen das LANXESS Corporate Center bei der Erfüllung seiner Aufgaben.

Es besteht die Gefahr, dass die Verselbstständigung der vorgenannten Funktionen nicht in dem erforderlichen Umfang zeitnah gelingt und LANXESS in einer Übergangsphase beispielsweise nicht über ein hinreichend funktionsfähiges Accounting, Controlling, Risikomanagement, Cash-Management, eine eigene Patent-, Marken- und Domainverwaltung sowie eine Beteiligungsverwaltung verfügt.

Im Rahmen der Abspaltung wurden eine Reihe von Datenverarbeitungssystemen und IT-Netzen von LANXESS neu strukturiert oder vollständig neu aufgebaut. Dies betrifft insbesondere solche Systeme, die im Rechnungswesen von LANXESS genutzt werden (insbesondere auch SAP-Systeme). Die Gesellschaft plant, nach der Abspaltung weitere Maßnahmen zur Anpassung der Datenverarbeitungssysteme vorzunehmen. Es ist nicht auszuschließen, dass die betreffenden Systeme in einer Übergangszeit ihre Funktionen nicht oder nicht in der vorgesehenen Art und Weise erfüllen oder zusätzliche Kosten anfallen werden. Ferner könnten im Rahmen der Abspaltung und der sich daraus ergebenden Selbstständigkeit von LANXESS weitere Kosten durch

Umstellungs- bzw. Anpassungsmaßnahmen, beispielsweise bezüglich geeichter Messgeräte oder anderer Systeme, ergeben.

Sämtliche vorstehenden Faktoren könnten einzeln oder gemeinsam nachteilige Auswirkungen auf die Vermögens-, Finanz- und Ertragslage von LANXESS haben.

Umsetzung geplanter Restrukturierungs- und Kostensenkungsmaßnahmen

Die Gesellschaft plant, den LANXESS-Konzern zu restrukturieren und seine Geschäftsaktivitäten neu auszurichten. Dabei wird die Gesellschaft alle Business Units überprüfen und solche identifizieren, die mittel- bis langfristig zum strategischen Kernbereich von LANXESS gehören werden. Die Gesellschaft wird die Ertragskraft der Business Units, die nicht dem strategischen Kernbereich zuzurechnen sind, weiter intensiv überprüfen, um eventuell nach der Durchführung fokussierter Restrukturierungs- und Kostensenkungsmaßnahmen Partnerschaften einzugehen oder Portfoliomaßnahmen vorzunehmen. Darüber hinaus will LANXESS kurzfristig Performance Programme zur Verbesserung der Wettbewerbsfähigkeit sowie konzernübergreifende Prozessoptimierungs- und Kostenreduktionsprogramme umsetzen. In regionaler Hinsicht strebt LANXESS an, insbesondere in China, gegebenenfalls mit geeigneten Partnern, gezielt zu wachsen (siehe dazu *„Angaben über die Geschäftstätigkeit von LANXESS — Unternehmensstrategie"*). Die Maßnahmen zur Umsetzung der strategischen Neuausrichtung von LANXESS können bereits im Geschäftsjahr 2005 das Ergebnis des Konzerns erheblich beeinflussen.

Es ist nicht sichergestellt, dass es LANXESS gelingen wird, die umfangreiche Neuausrichtung des Konzerns und die damit verbundenen Restrukturierungsmaßnahmen rechtzeitig zu realisieren. So kann nicht ausgeschlossen werden, dass bestimmte Betriebe aufgrund bestehender rechtlicher Rahmenbedingungen fortgeführt werden müssen oder LANXESS Portfoliomaßnahmen deshalb nicht durchführen kann, weil die Veräußerung bestimmter Geschäftsaktivitäten scheitert oder kein geeigneter Partner gefunden wird. Durch die für die LANXESS AG und die LANXESS GmbH zu berücksichtigende Vereinbarung zur Standort- und Beschäftigungssicherung III sowie ein Scheitern von Gesprächen über die Anpassung oder den Neuabschluss von anderen kollektivrechtlichen Vereinbarungen könnten eventuelle notwendige Restrukturierungsmaßnahmen nicht oder nur zeitlich verzögert umgesetzt werden. Weiterhin sind Arbeitskampfmaßnahmen im In- und Ausland nicht auszuschließen. Gleichfalls könnte die Umsetzung der Restrukturierungsmaßnahmen durch die bestehenden Verbundstrukturen der Produktionsanlagen, durch das komplexe IT-System von LANXESS oder dadurch verzögert oder verhindert werden, dass die Übertragung der Grundstücke von der Bayer AG auf die LANXESS GmbH nicht wie geplant vollzogen werden kann. Weiterhin ist nicht auszuschließen, dass bei der Umsetzung von Restrukturierungs- und Kostensenkungsmaßnahmen höhere als die geplanten Aufwendungen anfallen werden. Dies gilt unter anderem für mögliche Neubewertungen von LANXESS-Geschäftsaktivitäten bei Portfoliomaßnahmen, die Wertminderungen notwendig machen können. Außerdem könnten bei der Veräußerung einzelner Geschäftsaktivitäten derzeit genutzte Synergien mit anderen Geschäftsaktivitäten entfallen.

Ferner besteht das Risiko, dass sich die Wachstumsstrategie von LANXESS auf dem asiatischen Markt nicht wie geplant umsetzen lässt, beispielsweise weil keine geeigneten Partner in Asien gefunden werden können oder weil sich bestehende oder künftige Partnerschaften als nicht erfolgreich erweisen.

Sollte es der Gesellschaft nicht gelingen, die geeigneten Maßnahmen zur Umsetzung ihrer Strategie zu realisieren oder sollten die entsprechenden Maßnahmen nicht erfolgreich sein, so könnte dies zu einer erheblichen Beeinträchtigung der Vermögens-, Finanz- und Ertragslage von LANXESS führen.

Ausstehende Maßnahmen zur Herstellung des LANXESS-Konzerns sowie Maßnahmen im Zusammenhang mit der Abspaltung

Zur Zusammenfassung nahezu sämtlicher Chemie- und von Teilen der Polymeraktivitäten des Bayer-Konzerns in der LANXESS GmbH und ihren Tochtergesellschaften wurden eine Reihe von Maßnahmen durchgeführt. Neben den Abspaltungen aus der Bayer Chemicals AG und der Bayer MaterialScience AG auf die LANXESS GmbH wurden dabei die ausländischen Chemie- und

Polymeraktivitäten des LANXESS-Konzerns in den einzelnen Ländern auf rechtlich unterschiedlichen Wegen auf die LANXESS GmbH und ihre Tochtergesellschaften übertragen (siehe dazu *„Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS — Erster Schritt — Zusammenfassung des überwiegenden Teils der Chemie- und von Teilen der Polymeraktivitäten"*).

Derzeit steht die Übertragung bestimmter Geschäftsaktivitäten — insbesondere in den Ländern Brasilien, Indien, Südafrika — noch aus. Dies trifft auch auf den Produktionsstandort Thane in Indien sowie die Rustenberg-Mine in Südafrika zu. Das mit der Rustenberg-Mine betriebene Geschäft kann erst auf LANXESS übergehen, wenn LANXESS die rechtlichen Voraussetzungen für den Erhalt der notwendigen Lizenzen und damit für den Betrieb der Mine erfüllt. Vor diesem Hintergrund ist die Übertragung des Grundstücks, der Maschinen sowie der immateriellen Vermögenswerte unter der aufschiebenden Bedingung der Erfüllung dieser rechtlichen Voraussetzungen erfolgt. Die Forderungen aus dem Geschäft sowie die Verbrauchsgüter wie etwa Ersatzteile sind dagegen mit Wirkung zum 1. August 2004 übertragen worden. Das Vertriebsgeschäft für Chrom hat LANXESS bereits mit Wirkung zum 1. Juli 2004 übernommen. Bis zum endgültigen Übergang aller Vermögenswerte wird die LANXESS Mining (Pty) Ltd. die Mine für die Bayer (Pty) Ltd. betreiben. Die bestehende Bayer-Lizenz für die Rustenberg-Mine läuft im Jahr 2007 aus. Sollte bis zu diesem Zeitpunkt LANXESS keine eigene Lizenz erhalten haben, könnte dies erhebliche negative Auswirkungen auf die Geschäftsaktivitäten von LANXESS im Bereich Lederchemikalien haben.

Weiterhin ist nicht auszuschließen, dass bezüglich der Übertragung einzelner Joint Venture-Beteiligungen auf LANXESS Zustimmungserklärungen der Joint Venture-Partner notwendig sein könnten und diese Zustimmungen nicht oder verspätet erteilt werden oder Vorkaufsrechte ausgelöst werden.

Im Fall, dass bestimmte Geschäftsaktivitäten bzw. Beteiligungen nicht oder nur verzögert auf LANXESS übertragen werden, könnte dies negative Auswirkungen auf die Geschäftstätigkeit von LANXESS haben.

Die LANXESS GmbH ist weiterhin zu 40 % an der Bayer Industry Services GmbH & Co. OHG beteiligt. Die Bayer Industry Services GmbH & Co. OHG ist nach der Standortvereinbarung vom 30. Dezember 2004 verpflichtet, die auf bestimmten Flächen, die von den in der LANXESS GmbH zusammengefassten Geschäftsaktivitäten genutzt wurden, befindlichen Bauwerke, Anlagen und sonstigen Einrichtungen auf Verlangen der Bayer AG abzureißen und zu entfernen. Diese Verpflichtung der Bayer Industry Services GmbH & Co. OHG könnte zukünftig zu erheblichen negativen Auswirkungen auf die Ertragslage der Gesellschaft, an der die LANXESS GmbH zu 40 % beteiligt ist, führen.

Ferner wurde die Übertragung der Grundflächen und Betriebsvorrichtungen auf Grundlage des Grundstückskaufvertrags vom 30. Dezember 2004 zwischen der LANXESS GmbH und der Bayer AG noch nicht vollzogen. Es kann nicht ausgeschlossen werden, dass die Übertragung, beispielsweise aufgrund fehlender behördlicher Genehmigungen, nicht wie geplant durchgeführt werden kann. Ferner kann es im Zusammenhang mit der Aufteilung der betreffenden Grundflächen zur Anpassung bestehender bzw. Erteilung neuer öffentlich-rechtlicher Genehmigungen kommen, die zu zusätzlichen Investitionen bzw. höheren Aufwendungen führen können. Weiterhin sind künftige Wertanpassungen in Bezug auf diese Grundstücke nicht auszuschließen.

Pflicht zum öffentlichen Angebot zum Erwerb der Aktien einer börsennotierten Tochtergesellschaft in Indien

Im Rahmen der Abspaltung werden die Anteile an der LANXESS India Private Ltd., Neu Delhi, Indien, die wiederum Anteile an der Bayer ABS Limited, Baroda, Indien hält, von Bayer AG auf die LANXESS GmbH übertragen. Dadurch wird die LANXESS GmbH mittelbar 50,97 % der Anteile an der Bayer ABS Limited halten. Die Bayer ABS Limited ist an der Bombay Stock Exchange in Indien notiert. Nach den einschlägigen indischen Vorschriften besteht im Rahmen der Abspaltung möglicherweise die Verpflichtung zur Abgabe eines öffentlichen Angebots für die übrigen Anteile an der Bayer ABS Ltd. Der für den Erwerb dieser Anteile aufzuwendende Betrag würde sich nach dem nach den einschlägigen Vorschriften maßgeblichen Aktienkurs sowie nach der Anzahl der Aktionäre, die das Angebot annehmen, richten.

Es wäre nicht sichergestellt, dass die im Rahmen des öffentlichen Angebots von LANXESS gegebenenfalls zu zahlenden Kaufpreise den Wert der zu erwerbenden Anteile an der Bayer ABS Limited widerspiegeln würden.

Risiken, die sich aus der Börsenzulassung ergeben

Auswirkungen auf den Börsenkurs der LANXESS-Aktien durch das Verhalten von Aktionären unmittelbar nach der Börsenzulassung

Unmittelbar mit Wirksamwerden der Abspaltung werden sämtliche Aktien der LANXESS AG von Bayer-Aktionären gehalten. Die im LANXESS-Konzern zusammengefassten Chemie- und Polymeraktivitäten besitzen aber aus Sicht von Investoren andere Risikoprofile und sprechen damit in der Regel andere Anleger an als die im Bayer-Konzern verbleibenden Aktivitäten. Darüber hinaus könnten bestimmte institutionelle Anleger aufgrund ihrer Anlagerichtlinien gezwungen sein — unabhängig von ihrer Einschätzung hinsichtlich der Aussichten der LANXESS-Aktien —, ihren Bestand an Aktien der Gesellschaft zu verkaufen. Es kann daher nicht ausgeschlossen werden, dass ein Teil der Bayer-Aktionäre, die mit Wirksamwerden der Abspaltung gleichzeitig LANXESS-Aktionäre werden, sich entsprechend ihrer Risikopräferenzen, Investmentstrategien oder den jeweils geltenden Anlagerichtlinien unmittelbar oder kurz nach der Notierungsaufnahme dafür entscheiden, ihre LANXESS-Aktien zu verkaufen.

Die Inhaber von Bayer-ADR haben im Rahmen der Abspaltung ein Wahlrecht bis zum 27. Januar 2005 erhalten, wonach sie entweder die LANXESS-Aktien entgegennehmen oder den Verkauf der LANXESS-Aktien veranlassen können. Sollte bis zu diesem Zeitpunkt seitens der Inhaber der Bayer-ADR keine Weisung bezüglich der Ausübung des Wahlrechts erfolgen, betrachtet die Depositary Bank diese Inhaber so, als hätten sie den Verkauf ihrer LANXESS-Aktien gewählt. Diese LANXESS-Aktien und solche, für die ausdrückliche Verkaufsaufträge eingegangen sind, werden im Auftrag der Depositary Bank unter Berücksichtigung der herrschenden Marktbedingungen baldmöglichst nach Zuteilung der LANXESS-Aktien verkauft. Die Gesellschaft geht davon aus, dass dieser Verkauf — gegebenenfalls in mehreren Tranchen — je nach Marktbedingungen innerhalb von bis zu vier Handelstagen nach Zuteilung der LANXESS-Aktien erfolgt. Aktienspitzen werden aggregiert und die daraus resultierenden ganzen Aktien verkauft. Der Erlös aus diesem Verkauf wird an die entsprechenden Inhaber von Bayer-ADR verteilt. Am 15. Dezember 2004 machten Bayer-ADR ca. 4,6 % des Aktienkapitals der Bayer AG aus. Es ist nicht auszuschließen, dass ein Großteil der darauf entfallenden LANXESS-Aktien im Zusammenhang mit der Ausübung des Wahlrechts verkauft werden.

Wenn ein erheblicher Anteil der Aktionäre bzw. der Inhaber von Bayer-ADR ihre LANXESS-Aktien zeitnah verkaufen bzw. dies veranlassen oder der Eindruck entsteht, dass mit derartigen Verkäufen zu rechnen ist, könnte der Kurs der LANXESS-Aktie fallen.

Auf Basis des Beschlusses ihrer Hauptversammlung vom 15. September 2004 hat die LANXESS AG an die Bayer AG eine auf den Inhaber lautende Wandelschuldverschreibung im Nennbetrag von EUR 200 Mio. mit einer Laufzeit bis zum 15. September 2007 ausgegeben (siehe auch *„Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern"*). Nach den Bedingungen der Wandelschuldverschreibung kann der Anleihegläubiger vom 20. Juli 2005 bis 20. Juli 2007 die Wandelschuldverschreibungen in Aktien der LANXESS AG wandeln (Wandlungsrecht). Zusätzlich ist der Anleihegläubiger verpflichtet, am 15. September 2007 die Wandelschuldverschreibung in Aktien der LANXESS AG zu wandeln (Wandlungspflicht). Die Bayer AG würde, sollte sie zum Zeitpunkt der Ausübung des Wandlungsrechts oder des Eintritts der Wandlungspflicht die Wandelschuldverschreibung in vollem Umfang oder teilweise halten, an der LANXESS AG beteiligt werden. Die Höhe der Beteiligung hängt maßgeblich davon ab, welchen Anteil die Bayer AG an der Wandelschuldverschreibung noch hält und wie der anfängliche Börsenkurs der LANXESS-Aktie (vereinfacht, der durchschnittliche Aktienkurs in den ersten zehn Handelstagen) und der Börsenkurs der LANXESS-Aktie zum Zeitpunkt der Ausübung des Wandlungsrechts bzw. des Eintritts der Wandlungspflicht (vereinfacht, der durchschnittliche Aktienkurs in den 20 Handelstagen vor der Ausübung des Wandlungsrechts bzw. des Eintritts der Wandlungspflicht) sein wird.

Die Bayer AG hat in dem im Zusammenhang mit der Abspaltung erstellten Gemeinsamen Spaltungsbericht erklärt, dass sie im Falle einer Wandlung nicht beabsichtigt, diese LANXESS-

Aktien längerfristig zu halten. Wenn die Bayer AG einen erheblichen Anteil ihrer so erworbenen LANXESS-Aktien in einem Schritt oder zeitnah verkaufen würde oder der Eindruck entstünde, dass mit derartigen Verkäufen zu rechnen ist, könnte dies die Kursentwicklung der LANXESS-Aktien beeinträchtigen. Außerdem könnte es für die LANXESS AG in einer solchen Lage schwierig sein, neue Aktien zu einem nach ihrer Einschätzung günstigen Termin und angemessenen Kurs auszugeben.

Entwicklung eines liquiden Handels

Vor der Börsenzulassung gab es keinen öffentlichen Handel in Aktien der LANXESS AG. Es besteht keine Gewähr, dass sich nach der Notierungsaufnahme der LANXESS-Aktien ein liquider Handel entwickeln und etablieren wird.

Volatilität des Kurses der LANXESS-Aktien

Nach der Notierungsaufnahme kann der Kurs der Aktien der LANXESS AG insbesondere durch Schwankungen in den tatsächlichen oder prognostizierten Betriebsergebnissen, Änderungen in der Gewinnprognose oder Nichterfüllung der Gewinnerwartungen von Wertpapieranalysten, Änderungen der allgemeinen Wirtschaftsbedingungen sowie durch weitere Faktoren erheblichen Preisschwankungen ausgesetzt sein. Auch können generelle Schwankungen der Kurse insbesondere von Aktien von Unternehmen aus der Chemiebranche zu einem Preisdruck auf die Aktien der LANXESS AG führen, ohne dass dafür notwendigerweise ein Grund im Geschäft oder in den Ertragsaussichten der LANXESS AG gegeben ist.

Ausgewählte konsolidierte Finanzdaten

Bei den nachstehend wiedergegebenen ausgewählten konsolidierten Finanzdaten handelt es sich lediglich um die Zusammenfassung der Combined Financial Statements für die Jahre 2002 und 2003 sowie für die ersten neun Monate der Jahre 2003 und 2004. Sie sind im Zusammenhang mit dem Abschnitt „Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage" sowie den im Finanzteil abgedruckten Combined Financial Statements des LANXESS-Konzerns einschließlich der dazugehörigen Erläuterungen zu lesen.

Die folgenden Finanzkennzahlen zum Geschäftsverlauf wurden für die Jahre 2002 und 2003 sowie für die ersten neun Monate der Jahre 2003 und 2004 im Rahmen der Combined Financial Statements ermittelt. Ansatz und Bewertung der auf den LANXESS-Konzern zu übertragenen Vermögenswerte und Verpflichtungen erfolgte in den Combined Financial Statements nach den Vorschriften der am Abschlussstichtag gültigen Richtlinien des International Accounting Standards Board („IASB"), London. Zwischen den International Financial Reporting Standards („IFRS") und den U.S. Generally Accepted Accounting Principles („U.S. GAAP") bestehen einige wesentliche Unterschiede.

Grundsätzlich stellen die Combined Financial Statements LANXESS so dar, als hätte der Konzern bereits in der Vergangenheit in seiner für die Abspaltung definierten Struktur bestanden. Bei der Erstellung der Finanzdaten wurde angenommen, dass die Funktion der LANXESS AG als Konzernobergesellschaft und die rechtliche Struktur nach Wirksamwerden der Abspaltung des LANXESS-Konzerns unterhalb dieser Gesellschaft bereits zum 1. Januar 2002 bestanden hätten. Für die Zuordnung von Vermögenswerten und Verpflichtungen im Rahmen der Combined Financial Statements enthalten die IFRS keine Regelungen. Maßgeblich für die Zuordnung der Geschäftsaktivitäten zum LANXESS-Konzern sind die entsprechenden Bestimmungen der zur Bildung des LANXESS-Konzerns abgeschlossenen Vereinbarungen. Die Abbildung der zu übertragenden Rechtseinheiten („Share Deals") in den Combined Financial Statements basiert dementsprechend auf deren legaler Struktur. Grundlage für die Zuordnung von Geschäftsaktivitäten („Asset Deals") waren unter der Berücksichtigung der vertraglichen Vereinbarungen zwischen LANXESS und dem Bayer-Konzern grundsätzlich die für die Konzernsteuerung maßgeblichen Berichtsstrukturen des Bayer-Konzerns. Zur Aufstellung der Combined Financial Statements mussten zusätzliche Annahmen getroffen und Schätzungen vorgenommen werden, die Auswirkungen auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten hatten. Die tatsächlichen Werte können von den Schätzungen abweichen. Soweit von wesentlicher Bedeutung, werden die in diesem Zusammenhang maßgeblichen Zuordnungsverfahren und deren Aussagegrenzen in dem im Finanzteil enthaltenen Anhang zu den Combined Financial Statements unter „*Grundlagen der abschlussbezogenen Berichterstattung*" näher erläutert.

In den im Gemeinsamen Spaltungsbericht wiedergegebenen Combined Financial Statements 2002 führte ein fehlerhafter Ausweis von zum 1. Januar 2002 bereits vorhandenen Sachanlagen als Zugänge zu einer fehlerhaften Darstellung der Investitionen um EUR 94 Mio. und der Abschreibungen auf Gegenstände des Sachanlagevermögens um EUR 40 Mio. im Berichtsjahr 2002. Dieser technische Fehler wurde in den nachfolgenden Finanzdaten und in den im Finanzteil dieses Prospekts abgedruckten Combined Financial Statements 2002 korrigiert und hat sich weder auf die Bilanz und die Gewinn- und Verlustrechnung des Berichtsjahres 2002 noch auf die Finanzdaten und Abschlüsse der Folgeperioden ausgewirkt. Im Wesentlichen haben sich hierdurch der Zufluss aus operativer Geschäftstätigkeit (Netto-Cashflow) um EUR 40 Mio., der Abfluss aus investiver Tätigkeit um EUR 94 Mio. und der Zu-/Abfluss aus Finanzierungstätigkeit um EUR 54 Mio. vermindert. Die Segmentinformationen wurden entsprechend angepasst. Der Gruppenabschluss (Combined Financial Statements nach IFRS) des LANXESS-Konzerns zum 31. Dezember 2003 wurde von PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen.

Konsolidierte Daten der Gewinn- und Verlustrechnung

Angaben in EUR Mio.	Geschäftsjahr zum 31. Dezember - geprüft -		1. Januar bis 30. September - ungeprüft -	
	2002	2003	2003	2004
Umsatzerlöse	6.763	6.315	4.828	5.047
Herstellungskosten	(5.285)	(5.211)	(3.919)	(3.937)
Bruttoergebnis vom Umsatz	1.478	1.104	909	1.110
Vertriebskosten	(985)	(935)	(683)	(638)
Forschungs- und Entwicklungskosten	(149)	(168)	(118)	(95)
Allgemeine Verwaltungskosten	(202)	(257)	(162)	(196)
Sonstige betriebliche Aufwendungen, vermindert um sonstige betriebliche Erträge	(261)	(1.041)	(23)	(105)
Operatives Ergebnis	(119)	(1.297)	(77)	76
Finanzergebnis	(89)	(111)	(92)	(58)
Ergebnis vor Ertragsteuern	(208)	(1.408)	(169)	18
Ertragsteuern	90	412	60	(21)
Ergebnis nach Ertragsteuern	(118)	(996)	(109)	(3)
Anderen Gesellschaftern zustehender Gewinn	(1)	(1)	(4)	(5)
Konzernergebnis	(119)	(997)	(113)	(8)

Konsolidierte Bilanzdaten

Angaben in EUR Mio.	Zum 31. Dezember - geprüft -		Zum 30. September - ungeprüft -	
	2002	2003	2003	2004
Anlagevermögen	3.021	1.690	2.724	1.675
Umlaufvermögen (inkl. Rechnungsabgrenzungsposten und latente Steuern)	2.598	2.841	2.793	3.008
davon Flüssige Mittel	10	13	14	80
Eigenkapital	2.465	1.358	2.294	1.366
Verbindlichkeiten (inkl. Rechnungsabgrenzungsposten und latente Steuern)	2.427	2.317	2.404	2.359
davon langfristige Finanzverbindlichkeiten	446	209	173	336
Rückstellungen	688	813	778	924
davon Rückstellungen für Pensionen und ähnliche Verpflichtungen	324	408	361	412

Konsolidierte Daten aus der Finanzierungsrechnung

Angaben in EUR Mio.	Geschäftsjahr zum 31. Dezember - geprüft -		1. Januar bis 30. September - ungeprüft -	
	2002	2003	2003	2004
Zu-/(Ab-)fluss aus operativer Geschäftstätigkeit	369	346	205	40
Zu-/(Ab-)fluss aus investiver Tätigkeit	(347)	(300)	(148)	85
Zu-/(Ab-)fluss aus Finanzierungstätigkeit	(25)	(46)	(56)	(59)
Zahlungswirksame Veränderung aus Geschäftstätigkeit	(3)	0	1	66

Sonstige Finanzdaten

Angaben in EUR Mio.	Geschäftsjahr zum 31. Dezember - geprüft - 2002	2003	1. Januar bis 30. September - ungeprüft - 2003	2004
Operatives Ergebnis (EBIT)	(119)	(1.297)	(77)	76
davon Sondereinflüsse*	(244)	(1.178)	(42)	(81)
EBITDA*	507	180	300	325
davon Sondereinflüsse*	(80)	(131)	(25)	(60)
Investitionen	393	312	193	158

* EBITDA (besteht aus dem Operativen Ergebnis, zuzüglich Abschreibungen) und Sondereinflüsse sind keine nach IFRS definierten Kennzahlen und sollten nicht für sich allein genommen als Alternative zu Konzernergebnis, operativem Ergebnis oder einer anderen Performance-Kennzahl nach IFRS betrachtet werden. Potentielle Investoren sollten beachten, dass das EBITDA und Sondereinflüsse keine einheitlich angewendeten oder standardisierten Kennzahlen sind, dass ihre Berechnung von Gesellschaft zu Gesellschaft wesentlich variieren kann und dass sie für sich allein genommen keine Basis für Vergleiche mit ähnlich bezeichneten Messgrößen anderer Gesellschaften darstellen.

Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage

Die folgende Darstellung und Analyse der Vermögens-, Finanz- und Ertragslage sollte in Verbindung mit den Combined Financial Statements des LANXESS-Konzerns und den zugehörigen Erläuterungen gelesen werden, die an anderer Stelle in diesem Prospekt abgedruckt sind.

Die zukunftsgerichteten Aussagen in diesem Abschnitt geben keine Gewähr für die zukünftige Entwicklung des LANXESS-Konzerns. Diese Aussagen umfassen sowohl Risiken als auch Ungewissheiten. Eine Reihe von Faktoren kann dazu führen, dass die tatsächlichen Finanzdaten des LANXESS-Konzerns wesentlich von den hier gemachten Aussagen abweichen. Viele dieser Faktoren sind volkswirtschaftlicher Natur oder liegen in sonstiger Weise außerhalb des Einflussbereiches des Vorstands der LANXESS AG. Siehe „*Allgemeine Informationen — Zukunftsgerichtete Aussagen*“.

Die Ermittlung der Finanzdaten des LANXESS-Konzerns in diesem Abschnitt basiert hinsichtlich der hier und im Anhang zu den Combined Financial Statements beschriebenen Bilanzierungs- und Bewertungsmethoden auf bestimmten Annahmen. Für eine detaillierte Beschreibung dieser Annahmen siehe „— *Übersicht — Diskussion wesentlicher Bilanzierungs- und Bewertungsgrundlagen und -methoden*“.

Der LANXESS-Konzern ist ein international tätiges Chemieunternehmen. Sein Portfolio umfasst Basis-, Spezial- und Feinchemikalien sowie Polymere. Das LANXESS-Portfolio setzt sich zu einem wesentlichen Teil aus Produkten zusammen, die einen relativ hohen Grad an Marktreife erlangt haben und somit eher niedrige Markteintrittsbarrieren und Wachstumsraten aufweisen. Die tendenziell geringeren Margen erfordern den Aufbau schlanker Strukturen mit niedriger Komplexität sowie die konsequente Optimierung von Anlagen und Prozessen.

Übersicht

Grundlagen der abschlussbezogenen Berichterstattung

Mit dem Ziel, die für die Abspaltung definierte Struktur des LANXESS-Konzerns bereits in den historischen Finanzdaten des LANXESS-Konzerns abzubilden, wurden zur Erstellung der Finanzdaten für den LANXESS-Konzern für den Zeitraum vom 1. Januar 2002 bis zum 30. September 2004 in einem ersten Schritt bestimmte Konzerngesellschaften und -teilbereiche des Bayer-Konzerns als LANXESS-relevantes Geschäft definiert und in einem zweiten Schritt kombiniert.

Im Bayer-Konzernabschluss 2003 wurden die in LANXESS gebündelten Chemie- und Polymeraktivitäten erstmals unter den „Discontinuing Operations“ gemäß IAS 35 angegeben. Im Zwischenbericht über das 1. Quartal 2004 wurde LANXESS erstmals als eigenständiges Segment in der Segmentberichterstattung des Bayer-Konzerns ausgewiesen. Die in diesem Abschnitt enthaltenen und aus der Konzernberichterstattung des Bayer-Konzerns abgeleiteten Combined Financial Statements unterscheiden sich von den Discontinuing Operations-Angaben durch eine jeweils andere Zielsetzung. Zielsetzung einer Discontinuing Operations-Berichterstattung ist die Darstellung des aufzugebenden Geschäfts als integraler Bestandteil im Konzern, d.h. nach Konsolidierung konzerninterner Transaktionen, während die Combined Financial Statements das diesbezügliche Geschäft so darstellen sollen, wie es einer eigenständigen Konzernberichterstattung entsprechen würde. Auf diese Weise sollen — unter der Annahme, dass die Struktur des zukünftigen LANXESS-Konzerns bereits in der Vergangenheit bestanden hätte — Informationen über die historische Vermögens-, Finanz- und Ertragslage des LANXESS-Geschäfts vermittelt werden.

Grundsätzlich orientieren sich die Abgrenzungen des zu übertragenden Geschäfts an den Strukturen der Konzernberichterstattung und damit an den ihr zugrunde liegenden Berichtseinheiten. Deshalb werden abweichende Zuordnungen von Einzelprodukten unterhalb dieser Ebene nicht berücksichtigt. Sie bilden allerdings lediglich die Ausnahme und führen nach heutigem Kenntnisstand insgesamt zu keinen wesentlich anderen Aussagen für den LANXESS-Konzern.

Zur Aufstellung der Combined Financial Statements müssen Annahmen getroffen und Schätzungen vorgenommen werden, die Auswirkungen auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten haben. Die tatsächlichen Werte können von den Schätzungen abweichen. Die in diesem Abschnitt wiedergegebenen Combined Financial Statements spiegeln daher nicht notwendigerweise die Vermögens-, Finanz- und Ertragslage wider, welche sich ergeben hätte, wenn der LANXESS-Konzern bereits seit dem 1. Januar 2002 als eigenständige Gruppe existiert hätte und die zugrunde liegenden Transaktionen zwischen LANXESS- und Bayer-Gesellschaften demnach zwischen selbstständigen Gesellschaften abgewickelt worden wären. Insbesondere wurden Annahmen für die Nettoverschuldung und den Zinsaufwand, die von der Kapitalstruktur des zukünftigen LANXESS-Konzerns abhängig sind, getroffen. Der Abschnitt „*— Liquidität und Kapitalquellen — Finanzierung und Liquiditätsquellen*" enthält eine Beschreibung der der Errechnung des Zinsaufwands zugrunde liegenden Annahmen. Die fehlende historische Einheit und Eigenständigkeit des LANXESS-Konzern schränken die Aussagekraft der Combined Financial Statements aus den hier genannten Gründen ein. Die Combined Financial Statements ermöglichen daher keine verlässliche Prognose über die zukünftige Entwicklung der im LANXESS-Konzern gebündelten Geschäftsaktivitäten.

Liefer- und Leistungsbeziehungen zwischen dem Bayer-Konzern und dem LANXESS-Konzern

Die wesentlichen Liefer- und Leistungsbeziehungen zwischen dem Bayer-Konzern und dem LANXESS-Konzern sind im Abschnitt „*Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern*" beschrieben.

Diskussion wesentlicher Bilanzierungs- und Bewertungsgrundlagen und -methoden

Wesentliche Bilanzierungs- und Bewertungsgrundlagen und -methoden sind solche, die einerseits für die Darstellung der Vermögens-, Finanz- und Ertragslage von LANXESS von größter Bedeutung sind und andererseits schwieriger, subjektiver und komplexer Entscheidungen bedürfen, die sich oft aus der Notwendigkeit ergeben, Einschätzungen über die Auswirkungen an sich ungewisser Sachverhalte anzustellen, die sich in der Folgezeit ändern könnten. Dem Vorstand der Gesellschaft sind abgesehen von den in diesem Prospekt genannten keine solchen Ereignisse oder Umstände bekannt, die sich wesentlich nachteilig auf die Vermögens-, Finanz- und Ertragslage des LANXESS-Konzerns auswirken und zu einer Ausweisung anderer Beträge führen würden und deren Eintritt hinreichend wahrscheinlich wäre.

Die wesentlichen Bilanzierungs- und Bewertungsgrundlagen und -methoden des LANXESS-Konzerns sind im Anhang zu den Combined Financial Statements dargestellt. Obwohl nicht allen dieser wesentlichen Bilanzierungsgrundsätze schwierige, subjektive oder komplexe Entscheidungen zugrunde liegen, geht der Vorstand der Gesellschaft davon aus, dass die folgenden Bilanzierungsgrundsätze als wesentlich eingestuft werden können.

Bilanzierung von immateriellen Vermögenswerten und Sachanlagen

Immaterielle Vermögenswerte einschließlich Goodwill sowie Sachanlagevermögen werden entsprechend ihrer voraussichtlichen Nutzungsdauer abgeschrieben. Der voraussichtlichen Nutzungsdauer liegen Schätzungen des Zeitraumes zugrunde, in der die Vermögenswerte Erlöse erzeugen.

Ein Impairmenttest der immateriellen Vermögenswerte und Sachanlagevermögen wird immer dann durchgeführt, wenn Ereignisse oder veränderte Umstände andeuten, dass der Buchwert nicht mehr dem erzielbaren Wert entspricht. Gemäß IAS 36 (Impairment of Assets) ist der Vorstand der Gesellschaft verpflichtet, den Buchwert mit dem diskontierten erwarteten zukünftigen Cashflow, der durch die Nutzung der entsprechenden Vermögenswerte entsteht, zu vergleichen. Zur Ermittlung des diskontierten erwarteten zukünftigen Cashflows müssen wesentliche Schätzungen angestellt werden, besonders in Bezug auf zukünftige Verkaufspreise und -volumina, Aufwendungen und risikobereinigte Abzinsungssätze. Der Diskontierungsprozess beruht auch auf Annahmen und Schätzungen bezüglich der geschäftsspezifischen Kapitalkosten, die wiederum auf Länder-, Bonitäts- und Zusatzrisiken aus der Volatilität des jeweiligen Geschäfts sowie der jeweiligen Kapitalstruktur der betroffenen LANXESS-Gesellschaft beruhen.

Wie im Abschnitt „— *Ertragslage — Faktoren, die Umsatzerlöse, Ertragslage und Cashflow von LANXESS beeinflussen — Bedeutendste Faktoren im Geschäftsjahr 2003 sowie in den ersten neun Monaten des Jahres 2004*" näher beschrieben, sah sich der Bayer-Konzern im November 2003 veranlasst, die Werthaltigkeit seiner weltweiten Vermögenswerte im Rahmen eines Impairmenttests gemäß IAS 36 zu überprüfen.

Obwohl der Vorstand der Gesellschaft der Meinung ist, dass seine Schätzungen der jeweiligen voraussichtlichen Nutzungsdauer, seine Annahmen bezüglich des volkswirtschaftlichen Umfeldes und der Entwicklung in den Branchen, in denen LANXESS tätig ist, und seine Schätzungen des diskontierten erwarteten zukünftigen Cashflows angemessen sind, könnten Änderungen in Annahmen oder Umständen den LANXESS-Konzern dazu zwingen, diese Analyse zu ändern. Dies könnte in der Zukunft zu zusätzlichen Wertminderungsaufwendungen oder Wertaufholungen führen, sofern sich die von dem Vorstand der Gesellschaft erwarteten Trends ändern (oder sich die Annahmen und Schätzungen des Vorstands der LANXESS AG als unzutreffend herausstellen). Dies würde die zukünftigen Ergebnisse des LANXESS-Konzerns beeinträchtigen.

LANXESS schrieb Goodwill bis Ende 2004 entsprechend seiner jeweiligen planmäßigen Nutzungsdauer ab. Ab 1. Januar 2005 wird keine planmäßige Abschreibung mehr durchgeführt, sondern jährlich auf Wertminderung geprüft. Bereits vor dem 31. März 2004 bilanzierter Goodwill ist gemäß IFRS 3 ab jenem Datum jährlich auf Wertminderung zu überprüfen. Dagegen ist IFRS 3 für Unternehmenszusammenschlüsse mit Abschlussdatum ab dem 31. März 2004 schon anzuwenden, auch wenn die Akquisition vor dem 1. Januar 2005 erfolgt. Im Allgemeinen werden für die Wertermittlung des Goodwills Anpassungen und Schätzungen im Hinblick auf die Prognose und Diskontierung vom zukünftigen Cashflow vorgenommen. Diese Wertermittlungen sind eng mit den Annahmen des Vorstands der LANXESS AG bezüglich der zukünftigen Entwicklung der jeweiligen Vermögenswerte sowie mit Änderungen des vom LANXESS-Konzern angewandten Abzinsungssatzes verknüpft. Steigt der Abzinsungssatz, so steigt auch die Wahrscheinlichkeit von Wertminderungsaufwendungen.

Bilanzierung von Pensions- und anderen Verpflichtungen

Allen Mitarbeitern, die die Anspruchsvoraussetzungen erfüllen, bieten die Gesellschaften des LANXESS-Konzerns Altersversorgungspläne in unterschiedlichen Formen an. Die Mehrheit der LANXESS-Mitarbeiter nimmt an diesen Altersversorgungsplänen teil. LANXESS benutzt mehrere statistische und andere Modelle, mit deren Hilfe der Konzern versucht, die zukünftige Entwicklung vorauszuberechnen und in die Berechnung der Aufwendungen und Verbindlichkeiten, die durch diese Altersversorgungspläne entstehen, mit einzubeziehen. Faktoren, die die Berechnung beeinflussen, sind z.B. Annahmen bezüglich des Abzinsungssatzes, der erwartete Ertrag aus Vermögenswerten des Altersversorgungsplans sowie die Wachstumsrate der Vergütung von Teilnehmern. Zusätzlich benutzen versicherungsmathematische Berater statistische Informationen wie Fluktuationsrate und Sterbetafeln, um diese Faktoren abzuschätzen. Die getroffenen versicherungsmathematischen Annahmen könnten sich aufgrund von Änderungen der Markt- und Wirtschaftsverhältnisse, höheren oder niedrigeren Versorgungsansprüchen oder einer veränderten Lebenserwartung der Teilnehmer wesentlich von tatsächlichen Ergebnissen unterscheiden. Solche Unterschiede könnten die Pensionserträge oder -aufwendungen des LANXESS-Konzerns in der Zukunft maßgeblich beinträchtigen.

Bilanzierung von Rückstellungen für Umweltschutz

Wie in der Erläuterung (27) zu den Combined Financial Statements für das Geschäftsjahr 2003 beschrieben, unterliegt das Geschäft von LANXESS in den Ländern, in denen der Konzern geschäftlich tätig ist oder Eigentum an Liegenschaften hält, einer Vielzahl von Gesetzen und Verordnungen. Sofern solche gesetzlichen Bestimmungen den Schutz der Umwelt betreffen, kann der LANXESS-Konzern gezwungen sein, an diversen Standorten die Auswirkungen der Ablagerung oder Emission von Chemikalien zu beseitigen oder zu beschränken. Rückstellungen für Aufwendungen, die mit einer Einhaltung von solchen Gesetzen und Verordnungen einhergehen, werden dann gebildet, wenn die Umweltuntersuchungen angeordnet oder Sicherungs- und Sanierungsmaßnahmen wahrscheinlich sind, die Kosten hinreichend zuverlässig geschätzt werden können und kein zukünftiger Nutzen aus diesen Maßnahmen erwartet wird. Für die

Kostenschätzungen signifikante Faktoren sind z.B. bisherige Erfahrungen in vergleichbaren Fällen, Gutachten zu Umweltmaßnahmen, die gegenwärtigen Kosten und neue, die Kosten beeinflussende Entwicklungen, die Interpretation der gegenwärtigen Umweltschutzgesetze und -verordnungen durch die LANXESS-Geschäftsführung, die Anzahl und die finanzielle Situation der Drittunternehmen, die an den verschiedenen Standorten angesichts der gemeinsamen Haftung ebenfalls zu Kostenerstattungen herangezogen werden können, sowie die Sicherungs- bzw. Sanierungsmethoden, die voraussichtlich eingesetzt werden. Veränderungen in diesen Faktoren könnten auszuweisende Ergebnisse beeinflussen. Im Abschnitt „— *Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern — Grundlagenvertrag zwischen der Bayer AG und der LANXESS AG*" werden die wesentlichen Bestimmungen des Grundlagenvertrags bezüglich der Haftungen für Eventualverbindlichkeiten unter anderem im Bereich Umwelt zwischen der LANXESS AG und der Bayer AG erläutert. In der Erläuterung (27) zu den Combined Financial Statements für das Geschäftsjahr 2003 sind die Umweltschutzrückstellungen für die ausgewiesenen Zeiträume verzeichnet (siehe auch „*Angaben über die Geschäftstätigkeit von LANXESS — Umwelt*").

Ertragsteuern

Zur Feststellung der Rückstellungen für Ertragsteuern und der Vorteile aus steuerlichen Verlustvorträgen muss LANXESS Schätzungen anstellen.

Zusätzlich müssen Schätzungen angestellt werden, um festzustellen, ob Wertberichtigungen auf Vorteile aus und Verfügbarkeit von steuerlichen Verlustvorträgen gemacht werden müssen. Solche Wertberichtigungen werden dann vorgenommen, wenn es nicht mehr hinreichend sicher ist, dass diese Vorteile erzielt werden können. Die Interpretation komplizierter Steuervorschriften sowie die Beträge und zeitliche Planung von zukünftigen steuerpflichtigen Erträgen unterliegen Unsicherheiten. Unterschiede zwischen tatsächlichen Ergebnissen und den Annahmen von LANXESS oder zukünftige Änderungen dieser Annahmen könnten eine Anpassung der zukünftigen Steueraufwendungen des LANXESS-Konzerns zur Folge haben. Zu bestehenden Steuerrisiken siehe „*Risikofaktoren — Risiken im Zusammenhang mit der Abspaltung und der strategischen Neuausrichtung von LANXESS — Steuerliche Konsequenzen im Zusammenhang mit der Abspaltung sowie den hierzu durchgeführten vorbereitenden Maßnahmen*".

Ertragslage

Faktoren, die Umsatzerlöse, Ertragslage und Cashflow von LANXESS beeinflussen

Allgemeine Faktoren

Die bedeutendsten Faktoren, die Umsatzerlöse, Ertragslage und Cashflow von LANXESS beeinflussen, sind:

- die Wechselkursentwicklungen des Euro, insbesondere gegenüber dem US-Dollar, und
- Rohstoff- und Energiekosten im Zusammenhang mit der Herstellung von LANXESS-Produkten.

Die folgenden Abschnitte beschreiben diese Faktoren.

Wechselkursänderungen

Da ein Teil der Vermögenswerte, Verbindlichkeiten, Umsatzerlöse und Erträge von LANXESS nicht in der Euro-Zone besteht bzw. entsteht, sind diese Werte den Währungsschwankungen von Euro und anderen Währungen ausgesetzt. Der Konzern unterliegt dabei sowohl dem Transaktionsrisiko, d.h. Umsätze werden in einer anderen Währung generiert als die diesen Umsätzen zuzuordnenden Kosten, als auch dem Risiko aus der im Rahmen der Erstellung des Konzernabschlusses erforderlichen Umrechnung der Jahresabschlüsse der Tochterunternehmen, die außerhalb der Euro-Zone angesiedelt sind.

Grundsätzlich hat aufgrund des Transaktionsrisikos ein Anstieg des Euro-Wertes gegenüber dem US-Dollar und anderen Währungen zwei miteinander verbundene Konsequenzen:

- geringere bzw. negative Margen (in Euro), falls die Kosten in Euro anfielen und die entsprechenden Umsätze in anderen (im Vergleich zum Euro schwächeren) Währungen generiert wurden sowie
- geringere Wettbewerbsfähigkeit, da die in Europa hergestellten Produkte mit gleichbleibenden Kosten (in Euro) produziert wurden.

Auf Dauer könnte das Transaktionsrisiko demnach den Cashflow und die Ertragslage des LANXESS-Konzerns beeinträchtigen, falls dieser nicht in der Lage ist, diese Wechselkursschwankungen durch die Preisgestaltung für seine Produkte in der jeweiligen lokalen Währung aufzufangen. Die Auswirkungen der Transaktionsrisiken werden in den Combined Financial Statements nicht quantifiziert.

Das Umrechnungsrisiko hat keinen Einfluss auf lokale Cashflows oder Ertragslagen, sondern nur auf die konsolidierten Jahresabschlüsse. Grundsätzlich führt ein Anstieg des Euro-Wertes gegenüber dem US-Dollar und anderen Währungen dazu, dass die Umsätze, die in Währungen getätigt wurden, die im Vergleich zum Euro schwächer wurden, einen gesunkenen Euro-Wert haben. Insofern als die nicht auf Euro lautenden Aufwendungen den nicht auf Euro lautenden Erlösen nicht entsprechen, kann dieser Währungsunterschied zu negativen Auswirkungen auf das operative Ergebnis des LANXESS-Konzerns führen.

Weitere Informationen zu den Transaktions- und Umrechnungsrisiken sind im Abschnitt *„— Management der Marktpreisrisiken bei LANXESS"* enthalten.

Rohstoff- und Energiekosten

Preise für die Rohstoffe der LANXESS-Produkte haben den wahrscheinlich wesentlichsten Einfluss auf die Kosten der Gruppe. Um eine Abhängigkeit von externen Lieferquellen zu verringern, stellt LANXESS benötigte Rohstoffe intern her, sofern dies wirtschaftlich sinnvoll ist. Petrochemische Produkte, die von LANXESS nicht selbst hergestellt werden, sind ein wesentlicher Ausgangsstoff für verschiedenste LANXESS-Produkte. Zu den mit Abstand wichtigsten petrochemischen Rohstoffen für die Produktion des LANXESS-Konzerns gehören 1, 3-Butadien und Styrol. Andere wichtige petrochemische Rohstoffe sind Acrylnitril, Benzol, C4-Raffinat 1, Cyclohexan, Isobutylen und Toluol. Wesentliche Bedeutung kommt daneben den Basischemikalien Ammoniak, Anilin, Chlor und Natronlauge zu. Eine sehr volatile Einflussgröße für die vorgenannten petrochemischen Produkte ist insbesondere der Rohölpreis, der im Jahr 2004 fast durchgehend, vor allem aber im dritten Quartal, kräftig gestiegen ist. Die Rohstoffknappheit aufgrund steigender Nachfrage, Kapazitätsengpässe bei Rohstoff- und Energielieferanten sowie staatliche oder nicht staatliche Regulierungen sind wesentliche Faktoren, die die Schwankung der Rohstoffpreise in der Vergangenheit beeinflusst haben und auch künftig beeinflussen können. LANXESS ist bestrebt, durch die Vereinbarung von Preisgleitklauseln zur Anpassung der Verkaufspreise an gestiegene Energie- und Rohstoffpreise sowie durch entsprechende Sicherungsgeschäfte Preissteigerungen bei Energie auszugleichen. Da allerdings nur mit einer begrenzten Kundenzahl Preisanpassungsvereinbarungen bestehen und durch aktives Finanzmanagement eine nur teilweise Eliminierung der Volatilitäten erreicht werden kann, können die Schwankungen der Rohstoffpreise einen negativen Effekt auf die Ertragslage des LANXESS-Konzerns haben. Darüber hinaus können vertraglich durchsetzbare Preisanpassungen teilweise nur mit zeitlicher Verzögerung bzw. nur im begrenzten Umfang an die Kunden weitergegeben werden. Es ist nicht auszuschließen, dass Rohstoffpreiserhöhungen in bereits existierenden Verträgen nicht berücksichtigt werden können. Während in der Business Unit Polybutadiene Rubber Rohstoffpreiserhöhungen zum erheblichen Teil an die Kunden weitergegeben werden können, weil hier in der Regel formelpreisbasierte Verkaufskontrakte abgeschlossen werden, bestehen solche Vereinbarungen in den meisten anderen Business Units nicht. In solchen Business Units hängt es von der jeweiligen Marktstellung der LANXESS-Bereiche, der Nachfragesituation und der Kapazitätsauslastung ab, inwieweit rohstoffbedingte Preisanpassungen vorgenommen werden können. Verstärkt werden könnte dieser Effekt gegebenenfalls durch weitere nicht durch LANXESS beeinflussbare Kostensteigerungen aus künftig veränderten gesetzlichen Rahmenbedingungen hinsichtlich der Ökosteuer in Deutschland. Hier besteht insbesondere eine Ungewissheit über das Weitergelten der Sonderregelungen für das produzierende Gewerbe auch über das Jahr 2006 hinaus. Mögliche Mehrbelastungen ergeben sich dann gegebenenfalls bei allen produzierenden inländischen LANXESS-Gesellschaften einschließlich ihrer Beteiligungen.

Bedeutendste Faktoren im Geschäftsjahr 2003 sowie in den ersten neun Monaten des Jahres 2004

Im Geschäftsjahr 2003 waren die wesentlichsten Faktoren, die die Ergebnisse von LANXESS beeinflussten, die Wertminderungsaufwendungen („Impairments").

Im November 2003 sah sich der Bayer-Konzern veranlasst, die Werthaltigkeit seiner weltweiten Vermögenswerte im Rahmen eines Impairmenttests gemäß IAS 36 zu überprüfen. Die Überprüfung stand insbesondere im Zusammenhang mit einer in verschiedenen Geschäftsfeldern negativen wirtschaftlichen Entwicklung. Diese war im Wesentlichen bedingt durch erwartete vermehrte nachteilige externe Faktoren wie nachhaltig ungünstige Preisverhältnisse, insbesondere höhere Rohstoffkosten, die nur teilweise an Kunden weitergegeben werden konnten. Ursächlich war zudem ein geringeres Mengenwachstum aufgrund einer verschärften Wettbewerbssituation, die auch im Zusammenhang mit weltweiten Kapazitätsunterauslastungen zu sehen war. Hinzu kamen niedrigere Erwartungen bezüglich des volkswirtschaftlichen Wachstums sowie anhaltend ungünstige Wechselkursentwicklungen. Zu weiteren Einzelheiten dieser Überprüfung siehe den Abschnitt „*Vorgehensweise und Auswirkungen der weltweiten Werthaltigkeitsprüfungen*" im Anhang der im Finanzteil abgedruckten Combined Financial Statements. Für den LANXESS-Konzern ergaben sich aus diesem Impairmenttest Wertminderungsaufwendungen in Höhe von EUR 988 Mio. im Geschäftsjahr 2003, verglichen mit Wertminderungsaufwendungen in Höhe von EUR 84 Mio. im Geschäftsjahr 2002. Die Wertminderungsaufwendungen des Jahres 2003 fanden sich im Posten sonstige betriebliche Aufwendungen wieder. Die vorgenommenen Abwertungen betrafen insbesondere die Business Units Styrenic Resins und Fine Chemicals und weiterhin die Business Unit Technical Rubber Products. In den ersten neun Monaten des Jahres 2004 beliefen sich die Wertminderungsaufwendungen auf netto EUR 21 Mio.

Die Umsatzerlöse und operativen Ergebnisse des LANXESS-Konzerns waren im Jahr 2003 ebenfalls wesentlich durch die Veränderungen der Wechselkurse, insbesondere zwischen Euro und US-Dollar, beeinflusst. Im Jahr 2003 stieg der Wert des Euros gegenüber dem des US-Dollars und anderer Währungen stark an. Diese Entwicklung setzte sich bis in den Februar 2004 fort. Daran anschließend stabilisierte sich der US-Dollar/Euro-Wechselkurs auf ein Niveau, das bis zum Ende der ersten neun Monate 2004 durchgängig über dem Niveau des entsprechenden Vorjahreszeitraums lag.

Im ersten Halbjahr 2003 lagen Rohölpreise etwa 10 % über dem Vorjahresdurchschnitt. Im zweiten Halbjahr kehrten die Preise auf das Niveau von Anfang 2002 zurück, das etwas über dem Durchschnittswert von 2002 lag. Für das Jahr 2004 waren bis in den Oktober hinein rasch steigende Rohölpreise, mit zwischenzeitlich geringen Preisrückgängen, zu beobachten.

LANXESS-Konzern

Die folgende Tabelle zeigt Umsatzerlöse und Ergebnisse des LANXESS-Konzerns für die angegebenen Zeiträume.

	Geschäftsjahr 2002 - geprüft -	Geschäftsjahr 2003 - geprüft -	Veränderung zum Vorjahr	1. Januar bis 30. September 2003 - ungeprüft -	1. Januar bis 30. September 2004 - ungeprüft -	Veränderung zum Vorjahres-zeitraum
	(in EUR Mio.)	(in EUR Mio.)	(%)	(in EUR Mio.)	(in EUR Mio.)	(%)
Umsatzerlöse	6.763	6.315	(6,6)	4.828	5.047	4,5
Herstellungskosten	(5.285)	(5.211)	1,4	(3.919)	(3.937)	(0,5)
Bruttoergebnis vom Umsatz	1.478	1.104	(25,3)	909	1.110	22,1
als Prozentsatz der Umsatzerlöse (%)	21,9	17,5	—	18,8	22,0	—
Vertriebskosten	(985)	(935)	5,1	(683)	(638)	6,6
Forschungs- und Entwicklungskosten	(149)	(168)	(12,8)	(118)	(95)	19,5
Allgemeine Verwaltungskosten	(202)	(257)	(27,2)	(162)	(196)	(21,0)
Sonstige betriebliche Aufwendungen, vermindert um sonst. betriebl. Erträge	(261)	(1.041)	*	(23)	(105)	*
Operatives Ergebnis	(119)	(1.297)	*	(77)	76	—
als Prozentsatz der Umsatzerlöse (%)	—	—	—	—	1,5	—
davon Sondereinflüsse**	(244)	(1.178)	*	(42)	(81)	(92,9)
Finanzergebnis	(89)	(111)	(24,7)	(92)	(58)	37,0
Ergebnis vor Ertragsteuern	(208)	(1.408)	*	(169)	18	—
Konzernergebnis	(119)	(997)	*	(113)	(8)	92,9

* Veränderung von mehr als 100 %.

** Sondereinflüsse ist keine nach IFRS definierte Kennzahl.

Die folgende Tabelle zeigt eine geographische Aufgliederung der Umsatzerlöse, unterteilt nach Regionen, in denen der LANXESS-Konzern seine Produkte verkauft hat.

	Geschäftsjahr 2002 - geprüft -	Geschäftsjahr 2003 - geprüft -		Veränderung zum Vorjahr	1. Januar bis 30. September 2003 - ungeprüft -	1. Januar bis 30. September 2004 - ungeprüft -		Veränderung zum Vorjahreszeitraum
	(in EUR Mio.)	(in EUR Mio.)	(% Gesamt)	(%)	(in EUR Mio.)	(in EUR Mio.)	(% Gesamt)	(%)
Europa	3.606	3.565	56,5	(1,1)	2.720	2.804	55,5	3,1
Nordamerika	1.567	1.346	21,3	(14,1)	1.053	1.058	21,0	0,5
Fernost/Ozeanien	1.019	887	14,0	(13,0)	672	750	14,9	11,6
Lateinamerika/ Afrika/Nahost	571	517	8,2	(9,5)	383	435	8,6	13,6

Entsprechend der künftigen beabsichtigten Einteilung der Verkaufsregionen im LANXESS-Konzern wurden im Geschäftsjahr 2003 die Umsätze mit 25 % in der Region Amerika, mit 34 % in der Region Europa, Mittlerer Osten und Afrika (ohne Deutschland) sowie mit 14 % in der Region Asien (enthält Ozeanien) erzielt. Auf Deutschland entfiel unter Berücksichtigung dieser neuen Regionenstruktur im Geschäftsjahr 2003 ein Umsatzanteil von 27 %.

Vergleich der Geschäftsjahre 2003 und 2002

Umsatzerlöse

Den Umsatzerlösen entsprechen die vom LANXESS-Konzern erhaltenen oder zu erhaltenden Bruttobezüge durch den Verkauf von Waren und Dienstleistungen. Rabatte und Skonti, die LANXESS seinen Kunden gewährt, sowie die Beträge, die er im Namen Dritter einzieht, wie z.B. die Umsatzsteuer, Waren-und Dienstleistungssteuer und Mehrwertsteuer, sind nicht in den Umsatzerlösen enthalten.

Die Umsatzerlöse des Konzerns gingen, insbesondere aufgrund von negativen Währungs- (EUR 353 Mio.) und Portfolioeffekten (EUR 58 Mio.), im Jahr 2003 gegenüber dem Vorjahr um 6,6 % von EUR 6.763 Mio. auf EUR 6.315 Mio. zurück. Der Portfolioeffekt resultierte aus der Veräußerung der Produktgruppe Organic Pigments im Jahr 2003. In den Combined Financial Statements wurde grundsätzlich die Zielstruktur des LANXESS-Konzerns abgebildet. Im Zeitraum ab dem 1. Januar 2002 abgeschlossene Transaktionen in Bezug auf einzelne Produktgruppen — im Wesentlichen die Veräußerung von Organic Pigments — sind in den Combined Financial Statements jedoch jeweils zum Zeitpunkt ihres wirtschaftlichen Wirksamwerdens berücksichtigt. Organic Pigments wurde für einen Kaufpreis in Höhe von EUR 46 Mio. an die Sun

Chemicals Group, USA, veräußert, dem Abgänge von Vermögenswerten in Höhe von EUR 41 Mio. sowie Transaktions- und sonstige Kosten von EUR 5 Mio. gegenüberstanden.

Der Umsatzanteil des Segments Chemical Intermediates am LANXESS-Konzernumsatz erhöhte sich im Jahr 2003 von 21,4 % auf 22,3 %, der des Segments Performance Chemicals leicht von 30,4 % auf 30,5 %. Der Umsatzanteil des Segments Performance Rubber reduzierte sich geringfügig von 21,9 % auf 21,8 % im Jahr 2003, der des Segments Engineering Plastics blieb dagegen bei 22,2 %.

Bruttoergebnis vom Umsatz

Das Bruttoergebnis vom Umsatz entspricht den Umsatzerlösen nach Abzug der Herstellungskosten. Die Herstellungskosten umfassen sowohl die Herstellungskosten für verkaufte Waren als auch die Anschaffungskosten für Waren, die zum Wiederverkauf erworben wurden.

Die Herstellungskosten bzw. Kosten der umgesetzten Leistungen gingen im Jahr 2003 gegenüber dem Vorjahr um 1,4 % von EUR 5.285 Mio. auf EUR 5.211 Mio. zurück. Kostensteigerungen aufgrund höherer Energie- und Rohstoffpreise wurden von Währungseffekten überkompensiert. Das Bruttoergebnis vom Umsatz ging von EUR 1.478 Mio. auf EUR 1.104 Mio. zurück. Dies bedeutete einen Rückgang der Bruttogewinnspanne von 21,9 % auf 17,5 %.

Operatives Ergebnis („EBIT")

Das Operative Ergebnis entspricht dem Bruttoergebnis vom Umsatz nach Abzug von Vertriebskosten, Forschungs- und Entwicklungskosten, Allgemeinen Verwaltungskosten und sonstigen betrieblichen Aufwendungen und Erträgen.

Vertriebskosten sanken im Jahr 2003 gegenüber dem Vorjahr um 5,1 % bzw. von EUR 985 Mio. auf EUR 935 Mio. Dieser Rückgang wurde im Wesentlichen durch Währungseinflüsse verursacht.

Forschungs- und Entwicklungskosten stiegen von EUR 149 Mio. um 12,8 % auf EUR 168 Mio. Dies war unter anderem auf einmalige Aufwendungen für Schließungen von Forschungs- und Entwicklungseinrichtungen zurückzuführen.

Der Anstieg der Allgemeinen Verwaltungskosten um 27,2 % bzw. von EUR 202 Mio. auf EUR 257 Mio. resultierte überwiegend aus einer organisationsbedingten Ausweisänderung. Durch die Teilkonzernbildung wurden Funktionen, deren Kosten bisher in verschiedenen Funktionskosten enthalten waren, zentralisiert. Diese werden nun in den Verwaltungskosten ausgewiesen, während die übrigen Funktionskosten — insbesondere Herstellungs- und Vertriebskosten — entsprechend entlastet werden. Zusätzlich wirkten sich Währungseffekte in Höhe von EUR 12 Mio., die außerplanmäßige Abschreibung von Software im Rahmen der Umstrukturierung sowie Restrukturierungsaufwendungen im Personalbereich belastend aus.

Sonstige betriebliche Aufwendungen und Erträge stiegen auf EUR 1.041 Mio. Die sonstigen betrieblichen Aufwendungen betrugen EUR 1.098 Mio., die sonstigen betrieblichen Erträge EUR 57 Mio. Sonstige betriebliche Aufwendungen umfassten hauptsächlich Wertminderungsaufwendungen in Höhe von EUR 988 Mio., Aufwendungen für Rechtsstreitigkeiten in Höhe von EUR 15 Mio. und Restrukturierungsaufwendungen in Höhe von EUR 12 Mio. Im Geschäftsjahr 2002 standen sonstige betriebliche Aufwendungen von EUR 337 Mio. (darunter Restrukturierungsaufwendungen in Höhe von EUR 144 Mio., Wertminderungsaufwendungen von EUR 84 Mio. sowie außerplanmäßige Abschreibungen auf Software von EUR 8 Mio.) sonstigen betrieblichen Erträgen von EUR 76 Mio. gegenüber. Die Erläuterungen (13) und (14) zu den Combined Financial Statements für das Geschäftsjahr 2003 erörtern Material- und Personalaufwand.

Das Operative Ergebnis verschlechterte sich von einem negativen Ergebnis von EUR 119 Mio. auf ein negatives Ergebnis von EUR 1.297 Mio. Im Wesentlichen wirkten sich Sondereinflüsse mit einem Effekt von insgesamt EUR 934 Mio. negativ auf die Veränderung des Operativen Ergebnisses aus. Im Geschäftsjahr 2003 ergaben sich Sondereinflüsse von EUR 1.178 Mio. (wovon EUR 131 Mio. EBITDA-wirksam waren), während im Geschäftsjahr 2002 Sondereinflüsse von EUR 244 Mio. (wovon EUR 80 Mio. EBITDA-wirksam waren) anfielen. Die Aufwendungen von EUR 1.178 Mio. im Geschäftsjahr 2003 entfielen mit EUR 988 Mio. auf Wertminderungsaufwendungen, mit EUR 59 Mio. auf außerplanmäßige Abschreibungen (wovon EUR 57 Mio. Software betrafen), mit EUR 67 Mio. auf Aufwendungen im Zusammenhang mit dem konzernweit durchgeführten Altersteilzeitprogramm, mit EUR 48 Mio. auf Standortschließungs- und sonstige Restrukturierungsaufwendungen (im Wesentlichen Personalanpassungsmaßnahmen) und mit EUR 15 Mio. auf Rechtsstreitigkeiten. Diese Aufwendungen verteilten sich mit Ausnahme der im vorhergehenden Absatz genannten Sondereinflüsse 2003 in Höhe von EUR 1.015 Mio. auf die verschiedenen Funktionskosten. Ein Betrag von EUR 13 Mio. im Zusammenhang mit der Abschreibung von Software war keinem der berichteten Segmente zuzuordnen. Im Geschäftsjahr 2002 fielen Wertminderungsaufwendungen von EUR 84 Mio., Restrukturierungsaufwendungen im Wesentlichen im Zusammenhang mit der Schließung von Standorten und Produktionsanlagen in Höhe von EUR 72 Mio., außerplanmäßige Abschreibungen im Rahmen dieser Restrukturierungen von EUR 72 Mio., außerplanmäßige Abschreibungen auf Software von EUR 8 Mio. (alle ausgewiesen in den sonstigen betrieblichen Aufwendungen) sowie sonstige Reorganisationsmaßnahmen von EUR 8 Mio. (verteilt über die restlichen Funktionskosten) an. Von diesen Sachverhalten des Jahres 2002 war ein Betrag von EUR 6 Mio. (davon EUR 1 Mio. Abschreibungen auf Software) keinem der berichteten Segmente zuzuordnen.

Finanzergebnis

Das Finanzergebnis sank im Geschäftsjahr 2003 gegenüber dem Vorjahr von einem negativen Ergebnis von EUR 89 Mio. auf ein negatives Ergebnis von EUR 111 Mio. Dieser Rückgang beruhte vorwiegend auf einem negativen Beteiligungsergebnis von EUR 15 Mio. (verglichen mit einem ausgeglichenen Ergebnis im Jahr 2002) und einem Anstieg des Zinsanteils an Pensionen um EUR 10 Mio., die eine Erhöhung des Zinsergebnisses um EUR 17 Mio. nur teilweise kompensieren konnten.

Ergebnis vor Ertragsteuern

Das Ergebnis vor Ertragsteuern verschlechterte sich von einem negativen Ergebnis von EUR 208 Mio. im Jahr 2002 auf ein negatives Ergebnis von EUR 1.408 Mio. im Jahr 2003.

Ertragsteuern

Als Ertragsteuern werden die in den einzelnen Ländern gezahlten oder geschuldeten Steuern auf Einkommen und Ertrag sowie die latenten Steuerabgrenzungen ausgewiesen. Der Steuerertrag im Geschäftsjahr 2003 betrug EUR 412 Mio. im Vergleich zu einem Steuerertrag von EUR 90 Mio. im Jahr 2002. Der effektive Steuersatz für den LANXESS-Konzern betrug 29,3 % im Vergleich zum Vorjahressatz von 43,3 %. Das künftige tatsächliche Steuerergebnis von LANXESS ist von der rechtlichen Struktur und von den steuerlichen Strategien des LANXESS-Konzerns als eigenständiges Unternehmen abhängig. Für weitere Details zu den Ertragsteuern siehe Erläuterung (9) zu den Combined Financial Statements für das Geschäftsjahr 2003.

Konzernergebnis

Das LANXESS-Konzernergebnis im Jahr 2003 wies nach Berücksichtigung des anderen Gesellschaftern zustehenden Ergebnisses von EUR 1 Mio. einen negativen Betrag in Höhe von EUR 997 Mio. aus. Das Konzernergebnis im Vorjahr belief sich auf einen Verlust in Höhe von EUR 119 Mio. bei einem den anderen Gesellschaftern zustehenden Ergebnis von EUR 1 Mio.

Vergleich der ersten neun Monate der Jahre 2004 und 2003

Umsatzerlöse

Die Umsatzerlöse des LANXESS-Konzerns erhöhten sich in den ersten neun Monaten des Jahres 2004 gegenüber dem Vorjahreszeitraum um 4,5 % von EUR 4.828 Mio. auf EUR 5.047 Mio. Einem preis- und mengenbedingten Umsatzanstieg in Höhe von EUR 351 Mio. standen negative Währungseffekte, hauptsächlich verursacht im US-Dollar-Raum, in Höhe von EUR 132 Mio. gegenüber.

Der Umsatzanteil des Segments Engineering Plastics am LANXESS-Konzernumsatz erhöhte sich in den ersten neun Monaten des Jahres 2004 gegenüber dem Vorjahreszeitraum von 22,0 % auf 25,4 %. Dagegen verringerte sich der Umsatzanteil des Segments Performance Rubber in den ersten neun Monaten des Jahres 2004 gegenüber dem Vorjahreszeitraum von 21,5 % auf 20,7 %, der des Segments Chemical Intermediates von 22,4 % auf 21,8 % und der des Segments Performance Chemicals von 31,1 % auf 28,9 %.

Bruttoergebnis vom Umsatz

Das Bruttoergebnis vom Umsatz verbesserte sich gegenüber dem Vorjahreszeitraum um 22,1 % von EUR 909 Mio. auf EUR 1.110 Mio. Die Bruttogewinnspanne stieg damit um 3,2 %-Punkte auf 22,0 % an.

Die Kosten der umgesetzten Leistungen stiegen im Vergleich zu den ersten neun Monaten des Jahres 2003 nur geringfügig um 0,5 % von EUR 3.919 Mio. auf EUR 3.937 Mio. an. Insbesondere um EUR 100 Mio. geringere Abschreibungen im Zusammenhang mit den Ende 2003 durchgeführten Wertminderungen und die wechselkursbedingten Entlastungen der Herstellungskosten von EUR 108 Mio. trugen dazu bei, die teilweise gestiegenen Energie- und Rohstoffkosten zum großen Teil zu kompensieren.

Operatives Ergebnis („EBIT")

Die Vertriebskosten sanken in den ersten neun Monaten des Jahres 2004 gegenüber dem Vorjahreszeitraum um 6,6 % bzw. von EUR 683 Mio. auf EUR 638 Mio. Dieser Rückgang resultiert im Wesentlichen aus Währungseffekten von EUR 13 Mio., Kostenreduzierungen aufgrund von organisationsbedingten Ausweisänderungen (siehe Erläuterungen zu den Allgemeinen Verwaltungskosten im Abschnitt „— *Vergleich der Geschäftsjahre 2003 und 2002*"), im Saldo um EUR 3 Mio. geringeren Provisionsaufwendungen, Lizenzaufwendungen und sonstigen Erlösschmälerungen sowie um EUR 2 Mio. geringeren Werbe- und Informationsaufwendungen.

Forschungs- und Entwicklungskosten gingen im Vergleich zu den ersten neun Monaten des Jahres 2003 um 19,5 % von EUR 118 Mio. auf EUR 95 Mio. zurück. Dafür waren unter anderem die schon Ende 2003 begonnenen Reduzierungen der Forschungsaktivitäten, hauptsächlich am Standort Leverkusen, sowie die Verlagerung von Mitarbeitern in andere Funktionsbereiche verantwortlich.

Der Anstieg der Allgemeinen Verwaltungskosten um 21,0 % bzw. von EUR 162 Mio. auf EUR 196 Mio. war vor allem auf Kostensteigerungen aufgrund von organisationsbedingten Ausweisänderungen sowie der Verlagerung von Mitarbeitern aus anderen Funktionsbereichen zurückzuführen. Einen teilweise kompensierenden Effekt hatten die Währungseinflüsse.

Die sonstigen betrieblichen Aufwendungen, vermindert um die sonstigen betrieblichen Erträge, erhöhten sich in den ersten neun Monaten 2004 gegenüber dem Vorjahreszeitraum um EUR 82 Mio. von EUR 23 Mio. auf EUR 105 Mio. Maßgeblich für den Kostenanstieg waren insbesondere die Bildung von Rückstellungen für Umweltschutzmaßnahmen in Höhe von EUR 40 Mio. im dritten Quartal sowie für Rechtsstreitigkeiten in Höhe von EUR 20 Mio. Daneben wirkten sich eine Wertminderung im Zusammenhang mit Goodwill in der Business Unit RheinChemie in Höhe von EUR 20 Mio. und Wertminderungsaufwendungen (vermindert um Wertaufholungen in Höhe von EUR 5 Mio.) in der Business Unit Fine Chemicals in Höhe von netto EUR 13 Mio. ergebnisbelastend aus. Demgegenüber standen Wertaufholungen (vermindert um Wertminderungsaufwendungen in Höhe von EUR 12 Mio.) in der Business Unit Styrenic Resins in Höhe von netto EUR 12 Mio. In den ersten neun Monaten des Jahres 2003 dagegen enthielten die sonstigen betrieblichen Aufwendungen Restrukturierungsaufwendungen für den Standort Antwerpen in Höhe von EUR 12 Mio.

Das Operative Ergebnis verbesserte sich als Folge der Umsatzausweitung, eines unterproportionalen Anstiegs der Herstellungskosten sowie der Verringerung der übrigen Funktionskosten deutlich von einem negativen Ergebnis von EUR 77 Mio. in den ersten neun Monaten des Jahres 2003 um EUR 153 Mio. auf EUR 76 Mio. in den ersten neun Monaten des Jahres 2004. Dabei wirkten sich Umweltschutz-, Wertminderungs- und Restrukturierungsaufwendungen sowie Aufwendungen im Zusammenhang mit Rechtsstreitigkeiten mit einem Effekt von insgesamt EUR 39 Mio. negativ auf die Ergebnisveränderung aus. Die Sondereinflüsse beliefen sich in den ersten neun Monaten des Jahres 2004 auf EUR 81 Mio., die wie im vorherigen Absatz beschrieben in den sonstigen betrieblichen Aufwendungen ausgewiesen sind (und wovon EUR 60 Mio. EBITDA-wirksam sind). Im Vergleichszeitraum des Vorjahres fielen entsprechende Sondereinflüsse von EUR 42 Mio. an (wovon EUR 25 Mio. EBITDA-wirksam und wovon Restrukturierungsaufwendungen in Höhe von EUR 12 Mio. in den sonstigen betrieblichen Aufwendungen ausgewiesen sind). Auch in den Sondereinflüssen der Vergleichsperiode des Vorjahres enthalten waren außerplanmäßige Abschreibungen von EUR 17 Mio., die Abschreibungen auf nicht einzelnen Segmenten zugeordnete Software von EUR 13 Mio. enthielten, sowie Standortschließungs- und weitere Restrukturierungsaufwendungen, im Wesentlichen für den Standort Marl, von EUR 13 Mio. Diese Positionen verteilten sich auf die einzelnen Funktionskosten.

Finanzergebnis

Das Finanzergebnis verbesserte sich von EUR –92 Mio. um 37,0 % auf EUR –58 Mio. im Wesentlichen aufgrund eines Anstiegs des Beteiligungsergebnisses, gesunkener Zinsaufwendungen (vgl. zu deren Ermittlung die Ausführungen unter „*— Liquidität und Kapitalquellen — Finanzierung und Liquiditätsquellen*") sowie aufgrund eines deutlich verbesserten Währungsergebnisses.

Ergebnis vor Ertragsteuern

Das Ergebnis vor Ertragsteuern verbesserte sich von einem Verlust von EUR 169 Mio. in den ersten neun Monaten des Jahres 2003 auf einen Gewinn von EUR 18 Mio. in den ersten neun Monaten des Jahres 2004.

Ertragsteuern

Der Ertragsteueraufwand in den ersten neun Monaten des Jahres 2004 betrug EUR 21 Mio. nach einem Steuerertrag von EUR 60 Mio. im Vorjahreszeitraum. Dabei resultierte der Anstieg des Ertragsteueraufwands in Höhe von EUR 57 Mio. aus gezahlten bzw. geschuldeten Steuern und in Höhe von EUR 24 Mio. aus latenten Steuern. Der effektive Steuersatz für den LANXESS-Konzern betrug 116,6 % im Vergleich zum Vorjahressatz von 35,5 %. Der Anstieg ist hauptsächlich auf die Nichtabzugsfähigkeit von Wertminderungsaufwendungen im Zusammenhang mit Goodwill zurückzuführen.

Konzernergebnis

Das LANXESS-Konzernergebnis in den ersten neun Monaten des Jahres 2004 wies nach Berücksichtigung des anderen Gesellschaftern zustehenden Ergebnisses von EUR 5 Mio. einen negativen Betrag von EUR 8 Mio. aus. Das Konzernergebnis im Vorjahreszeitraum belief sich auf einen Verlust von EUR 113 Mio. bei einem den anderen Gesellschaftern zustehenden Ergebnis von EUR 4 Mio.

Segmentdaten

Performance Rubber

	Geschäftsjahr 2002 - geprüft -	Geschäftsjahr 2003 - geprüft -	Veränderung zum Vorjahr	1. Januar bis 30. September 2003 - ungeprüft -	1. Januar bis 30. September 2004 - ungeprüft -	Veränderung zum Vorjahreszeitraum
	(in EUR Mio.)	(in EUR Mio.)	(%)	(in EUR Mio.)	(in EUR Mio.)	(%)
Umsatzerlöse	1.484	1.375	(7,3)	1.038	1.046	0,8
Operatives Ergebnis	(2)	(246)	*	(51)	42	—
davon Sondereinflüsse**	(80)	(191)	*	(15)	(12)	20,0

* Veränderung von mehr als 100 %.

** Sondereinflüsse ist keine nach IFRS definierte Kennzahl.

Vergleich der Geschäftsjahre 2003 und 2002

Die Umsatzerlöse im Segment Performance Rubber sanken von EUR 1.484 Mio. im Jahr 2002 um 7,3 % auf EUR 1.375 Mio. im Jahr 2003. Dies war im Wesentlichen auf Rückgänge bei den Spezialkautschukprodukten in der Business Unit Technical Rubber Products sowie bei den Synthesekautschuken für die Reifenindustrie in der Business Unit Butyl Rubber zurückzuführen.

Das Operative Ergebnis des Segments Performance Rubber ging von einem negativen Ergebnis von EUR 2 Mio. auf ein negatives Ergebnis von EUR 246 Mio. zurück. Hierzu führten insbesondere Wertminderungsaufwendungen in Höhe von EUR 133 Mio. und außerplanmäßige Abschreibungen, im Wesentlichen von Software, von EUR 26 Mio. Daneben wirkten sich Aufwendungen für Rechtsstreitigkeiten in Höhe von EUR 9 Mio., Restrukturierungsaufwendungen, im Wesentlichen am Produktionsstandort Marl, von EUR 16 Mio. sowie Aufwendungen für Altersteilzeitprogramme von EUR 7 Mio. ergebnisbelastend aus. Im Geschäftsjahr 2002 enthielt das Operative Ergebnis Restrukturierungsaufwendungen, im Wesentlichen für den Produktionsstandort Sarnia (Kanada) in Höhe von EUR 37 Mio., damit zusammenhängende außerplanmäßige Abschreibungen von EUR 42 Mio. und Abschreibungen auf Software von EUR 1 Mio.; Wertminderungsaufwendungen fielen nicht an.

Vergleich der ersten neun Monate 2004 und 2003

Der Umsatz im Segment Performance Rubber lag in den ersten neun Monaten des Jahres 2004 mit EUR 1.046 Mio. bzw. 0,8 % leicht über dem Umsatz des Vorjahreszeitraums von EUR 1.038 Mio. Preis- und Mengensteigerungen konnten negative Wechselkurseffekte ausgleichen. Der Umsatzanstieg in der Business Unit Technical Rubber Products wurde getragen von einem gesteigerten Absatz bei den Kernprodukten. Dadurch konnte der mengenbedingte Umsatzrückgang in der Business Unit Polybutadiene Rubber kompensiert werden.

Das Operative Ergebnis des Segments Performance Rubber stieg im Vergleich der Neunmonatszeiträume deutlich von einem negativen Ergebnis von EUR 51 Mio. um EUR 93 Mio. auf EUR 42 Mio. Die Steigerung beruhte im Wesentlichen auf den zum Ende des letzten Geschäftsjahres vorgenommenen Wertanpassungen und den daraus resultierenden Kostenreduzierungen. Die Bildung von Rückstellungen im Zusammenhang mit wettbewerbsrechtlichen Untersuchungen in der Business Unit Technical Rubber Products belasteten das Operative Ergebnis mit einem Gesamtbetrag von EUR 12 Mio. Im Vergleichszeitraum des Jahres 2003 fielen Standortschließungs- und Restrukturierungsaufwendungen, hauptsächlich für den Produktionsstandort Marl, von EUR 11 Mio. sowie Abschreibungen im Rahmen dieser Standortschließungen von EUR 4 Mio. an.

Engineering Plastics

	Geschäftsjahr 2002 - geprüft -	Geschäftsjahr 2003 - geprüft -	Veränderung zum Vorjahr	1. Januar bis 30. September 2003 - ungeprüft -	1. Januar bis 30. September 2004 - ungeprüft -	Veränderung zum Vorjahreszeitraum
	(in EUR Mio.)	(in EUR Mio.)	(%)	(in EUR Mio.)	(in EUR Mio.)	(%)
Umsatzerlöse	1.504	1.401	(6,8)	1.060	1.281	20,8
Operatives Ergebnis	(146)	(488)	*	(57)	16	—
*davon Sondereinflüsse***	(84)	(408)	*	(10)	12	—

* Veränderung von mehr als 100 %.

** Sondereinflüsse ist keine nach IFRS definierte Kennzahl.

Vergleich der Geschäftsjahre 2003 und 2002

Die Umsatzerlöse des Segments Engineering Plastics gingen um 6,8 % von EUR 1.504 Mio. im Jahr 2002 auf EUR 1.401 Mio. im Jahr 2003 zurück. Dieser Rückgang ist in erster Linie auf gesunkene Umsätze in den Business Units Styrenic Resins und Fibers durch einen wettbewerbsbedingten Preisverfall wegen Überkapazitäten am Weltmarkt zurückzuführen. Die Business Unit Semi-Crystalline Products musste nur geringe Umsatzrückgänge verzeichnen.

Das Operative Ergebnis des Segments Engineering Plastics sank von einem negativen Ergebnis von EUR 146 Mio. auf ein negatives Ergebnis von EUR 488 Mio. Ursache dafür waren hauptsächlich Wertminderungsaufwendungen in Höhe von EUR 355 Mio. in den Business Units Styrenics und Fibers sowie außerplanmäßige Abschreibungen auf Software von EUR 16 Mio. Darüber hinaus fielen Standortschließungskosten am Produktionsstandort Goch in Höhe von EUR 12 Mio., andere Restrukturierungsaufwendungen von EUR 18 Mio., die hauptsächlich den Standort Antwerpen betrafen, sowie Aufwendungen für Altersteilzeitprogramme von EUR 7 Mio. an. Von den Restrukturierungsaufwendungen entfielen EUR 18 Mio. auf die Business Unit Fibers. Das Fibers-Geschäft war von Überkapazitäten und starkem Wettbewerbsdruck, insbesondere in Asien, geprägt. Das Operative Ergebnis im Jahr 2002 war bereits durch Wertminderungsaufwendungen in Höhe von EUR 84 Mio. in dieser Business Unit beeinträchtigt.

Vergleich der ersten neun Monate 2004 und 2003

Im Segment Engineering Plastics konnte der Umsatz in den ersten neun Monaten des Jahres 2004 um 20,8 % auf EUR 1.281 Mio. gegenüber dem Vergleichszeitraum des Vorjahres gesteigert werden. Dabei konnte der Umsatzanstieg in der Business Unit Styrenic Resins sowie der mengen- und preisbedingte Umsatzanstieg in der Business Unit Semi-Crystalline Products den leichten, aus den weltweiten Überkapazitäten und dem damit verbundenem Preisdruck resultierenden Umsatzrückgang der Business Unit Fibers überkompensieren.

Das Operative Ergebnis im Segment Engineering Plastics stieg im Betrachtungszeitraum trotz deutlicher Rohstoffkostensteigerungen von einem negativen Ergebnis von EUR 57 Mio. in den ersten neun Monaten des Jahres 2003 um EUR 73 Mio. auf EUR 16 Mio. in den ersten neun Monaten des Jahres 2004 an. Ursächlich hierfür waren im Wesentlichen neben der deutlichen Umsatzsteigerung die Wertaufholung von Vermögensgegenständen in der Business Unit Styrenic Resins in Höhe von EUR 24 Mio., teilweise kompensiert durch zusätzliche Wertminderungen in Höhe von EUR 12 Mio., sowie die reduzierten Kosten resultierend aus den im Geschäftsjahr 2003 erfolgten Wertanpassungen von Vermögensgegenständen und den durchgeführten Restrukturierungsmaßnahmen. Im Vorjahreszeitraum war das Operative Ergebnis des Segments durch Restrukturierungsaufwendungen in Höhe von EUR 10 Mio. belastet, die hauptsächlich am Standort Antwerpen anfielen.

Wie im Abschnitt „— *Übersicht — Grundlagen der abschlussbezogenen Berichterstattung*" erwähnt, werden bei der Erstellung der Combined Financial Statements Zuordnungen unterhalb der Ebene der Berichtseinheiten nicht berücksichtigt. Dadurch ergeben sich aber nach heutigem Kenntnisstand insgesamt keine wesentlich anderen Aussagen für den LANXESS-Konzern. Die von der Behandlung in den Combined Financial Statements abweichenden Zuordnungen von Produkten betreffen insbesondere das Segment Engineering Plastics. Auch wenn der größte Einzeleffekt aus diesen abweichenden Zuordnungen auf das Operative Ergebnis dieses Segments maßgeblich reduzierend wirken würde, führt die Gesamtheit der abweichenden Zuordnungen zu keinen wesentlich anderen Aussagen in Bezug auf das Operative Ergebnis, da sich die gegenläufigen Ergebniseffekte größtenteils aufheben.

Chemical Intermediates

	Geschäftsjahr 2002 - geprüft -	Geschäftsjahr 2003 - geprüft -	Veränderung zum Vorjahr	1. Januar bis 30. September 2003 - ungeprüft -	1. Januar bis 30. September 2004 - ungeprüft -	Veränderung zum Vorjahreszeitraum
	(in EUR Mio.)	(in EUR Mio.)	(%)	(in EUR Mio.)	(in EUR Mio.)	(%)
Umsatzerlöse	1.447	1.411	(2,5)	1.080	1.102	2,0
Operatives Ergebnis	5	(344)	—	33	46	39,4
davon Sondereinflüsse**	(32)	(366)	*	0	(13)	—

* Veränderung von mehr als 100 %.

** Sondereinflüsse ist keine nach IFRS definierte Kennzahl.

Vergleich der Geschäftsjahre 2003 und 2002

Das Segment Chemical Intermediates erzielte im Jahr 2003 Umsatzerlöse in Höhe von EUR 1.411 Mio. Dies entsprach einem Rückgang von 2,5 % bzw. EUR 36 Mio. gegenüber dem Vorjahr.

Umsatzerlössteigerungen in der Business Unit Basic Chemicals konnten Rückgänge in den Business Units Inorganic Pigments und Fine Chemicals nicht ausgleichen. Die Rückgänge bei Inorganic Pigments sind hauptsächlich auf Währungseffekte zurückzuführen, während Fine Chemicals einem stärkeren Wettbewerb durch asiatische Lieferanten und der anhaltenden Schwäche im Fotochemikalienmarkt ausgesetzt war. Insgesamt litt das Segment unter der wirtschaftlichen Stagnation in Europa sowie der schwachen Konjunktur in Nordamerika.

Die Werthaltigkeitsüberprüfungen führten zu einer Wertminderung im Segment Chemical Intermediates von EUR 332 Mio., vor allem in der Business Unit Fine Chemicals. Daneben fielen Aufwendungen im Zusammenhang mit dem konzernweiten Altersteilzeitprogramm von EUR 34 Mio. an. Das Operative Ergebnis in Höhe von EUR 5 Mio. im Jahr 2002 sank im Wesentlichen infolge dieser Wertminderung und Aufwendungen auf ein negatives Ergebnis von EUR 344 Mio. im Jahr 2003. Das Operative Ergebnis im Jahr 2002 wurde beeinflusst durch Restrukturierungsaufwendungen in der Business Unit Inorganic Pigments von EUR 23 Mio. sowie außerplanmäßige Abschreibungen von EUR 9 Mio., die im Wesentlichen im Rahmen der vorgenannten Restrukturierung anfielen. Im Geschäftsjahr 2002 verzeichnete das Segment Chemical Intermediates keine Wertminderungsaufwendungen.

Vergleich der ersten neun Monate 2004 und 2003

Gegenüber den ersten neun Monaten des Jahres 2003 ist der Umsatz des Segments Chemical Intermediates im Vergleichszeitraum 2004 von EUR 1.080 Mio. um 2,0 % auf EUR 1.102 Mio. angestiegen. Dabei profitierte die Business Unit Basic Chemicals von erhöhter Nachfrage in Kernproduktbereichen. Die Umsatzentwicklung der Business Unit Inorganic Pigments war geprägt von einer schwächeren Nachfrage in der Bauindustrie in Europa sowie bei Toneroxiden in Japan. Die Business Unit Fine Chemicals hatte in einem schwierigen Marktumfeld Umsatzverluste aufgrund einer weiter gesunkenen Nachfrage in ihren Tätigkeitsgebieten, insbesondere bei Fotochemikalien, zu verzeichnen.

Das Operative Ergebnis des Segments stieg von EUR 33 Mio. im Vergleichszeitraum des Vorjahres auf EUR 46 Mio. in den ersten neun Monaten des Jahres 2004 an. Das Segment wies hierbei nach den Impairments zum Ende des Geschäftsjahres 2003 reduzierte Kosten auf. Das Operative Ergebnis wurde zusätzlich durch Wertminderungsaufwendungen von EUR 18 Mio., vermindert um Wertaufholungen in Höhe von EUR 5 Mio., in der Business Unit Fine Chemicals belastet.

Performance Chemicals

	Geschäftsjahr 2002 - geprüft -	Geschäftsjahr 2003 - geprüft -	Veränderung zum Vorjahr	1. Januar bis 30. September 2003 - ungeprüft -	1. Januar bis 30. September 2004 - ungeprüft -	Veränderung zum Vorjahreszeitraum
	(in EUR Mio.)	(in EUR Mio.)	(%)	(in EUR Mio.)	(in EUR Mio.)	(%)
Umsatzerlöse	2.055	1.925	(6,3)	1.501	1.459	(2,8)
Operatives Ergebnis	67	(176)	—	51	(8)	—
davon Sondereinflüsse**	(42)	(200)	*	(4)	(68)	*

* Veränderung von mehr als 100 %.

** Sondereinflüsse ist keine nach IFRS definierte Kennzahl.

Vergleich der Geschäftsjahre 2003 und 2002

Die Umsatzerlöse des Segments Performance Chemicals gingen um 6,3 % von EUR 2.055 Mio. im Jahr 2002 auf EUR 1.925 Mio. im Jahr 2003 zurück. Die Umsätze in den Business Units Functional Chemicals und Material Protection Products konnten gesteigert werden. Dadurch konnte der rückläufige Umsatz in den anderen Business Units, insbesondere bei Textile Processing Chemicals, jedoch nicht ausgeglichen werden. Die Ursache für die Umsatzrückgänge waren die ungünstigen wirtschaftlichen Rahmenbedingungen in Europa sowie eine insbesondere im ersten Halbjahr 2003 durch den hohen Ölpreis belastete Wirtschaft in Nordamerika.

Das Operative Ergebnis sank im Jahr 2003 im Vergleich zum Vorjahr von einem positiven Ergebnis von EUR 67 Mio. auf ein negatives Ergebnis von EUR 176 Mio., im Wesentlichen aufgrund von Wertminderungsaufwendungen in Höhe von EUR 168 Mio. Diese bezogen sich auf die Business Units Paper, Rubber Chemicals und Textile Processing Chemicals. Daneben fielen außerplanmäßige Abschreibungen auf Software von EUR 4 Mio., Aufwendungen für Altersteilzeitprogramme von EUR 18 Mio., Aufwendungen für Rechtsstreitigkeiten in der Business Unit Rubber Chemicals von EUR 6 Mio. sowie sonstige Restrukturierungsaufwendungen, hauptsächlich am Standort Antwerpen, von EUR 4 Mio. an. Im Jahr 2002 wurden für das Segment Restrukturierungsaufwendungen von EUR 15 Mio. sowie außerplanmäßige Abschreibungen von EUR 27 Mio. ausgewiesen, die sich vorwiegend auf die Business Unit Functional Chemicals bezogen.

Vergleich der ersten neun Monate 2004 und 2003

In den ersten neun Monaten des Jahres 2004 gingen die Umsatzerlöse des Segments Performance Chemicals gegenüber dem vergleichbaren Vorjahreszeitraum im Wesentlichen durch negative Währungseffekte um 2,8 % von EUR 1.501 Mio. auf EUR 1.459 Mio. zurück. Die Umsatzsteigerungen in den Business Units Ion Exchange Resins, Leather, Material Protection Products und RheinChemie konnten die Umsatzrückgänge in den anderen Business Units nicht kompensieren.

Das Operative Ergebnis des Segments sank von einem positiven Ergebnis von EUR 51 Mio. auf ein negatives Ergebnis von EUR 8 Mio. Ursächlich hierfür war die Bildung von Rückstellungen für Umweltschutzmaßnahmen in der Business Unit Leather in Höhe von EUR 40 Mio., Wertminderungsaufwendungen in der Business Unit RheinChemie in Höhe von EUR 20 Mio. und die Bildung von Rückstellungen für wettbewerbsrechtliche Untersuchungen in der Business Unit Rubber Chemicals in Höhe von EUR 8 Mio. Das Operative Ergebnis des Vorjahreszeitraums wurde von Restrukturierungsaufwendungen am Standort Antwerpen von EUR 4 Mio. in der Business Unit Rubber Chemicals beeinflusst.

Liquidität und Kapitalquellen

Finanzlage

Vergleich der Geschäftsjahre 2003 und 2002

Die Finanzierungsrechnung zeigt die Zu- und Abflüsse der Zahlungsmittel nach Arten der Geschäftstätigkeit. Der Brutto-Cashflow reduzierte sich trotz der verlustbedingten Ertragsteuerentlastung im Wesentlichen analog zum Rückgang des operativen Geschäfts um 47,3 % bzw. EUR 200 Mio. auf EUR 223 Mio. Der Netto-Cashflow im Jahr 2003 betrug EUR 346 Mio. und lag damit um 6,2 % bzw. EUR 23 Mio. unter dem Wert des Vergleichszeitraums. Die Mittelbindung im Working Capital verbesserte sich um EUR 177 Mio. im Vergleich zum Vorjahr.

Der Abfluss aus investiver Tätigkeit in Höhe von EUR 300 Mio. im Jahr 2003 lag um 13,5 % bzw. EUR 47 Mio. unter dem Mittelabfluss des Vorjahreszeitraums. Dies ist hauptsächlich darauf zurückzuführen, dass durch Wahrung einer strikten Kapitaldisziplin die Ausgaben für Sachanlagen von EUR 393 Mio. um EUR 81 Mio. auf EUR 312 Mio. reduziert werden konnten. Dem stehen Einnahmen aus dem Verkauf von Sachanlagen in Höhe von EUR 65 Mio. gegenüber (Vorjahr EUR 62 Mio.). Für Finanzanlagen sind EUR 58 Mio. abgeflossen (Vorjahr EUR 21 Mio.), im Wesentlichen als Kreditvergabe an Bayer-Gesellschaften aufgrund des noch bestehenden Bayer-konzerninternen Finanzierungsmodells.

Aus Finanzierungstätigkeit sind EUR 46 Mio. abgeflossen. Dieser Betrag setzt sich aus Zinsausgaben von EUR 69 Mio. und einer Netto-Kreditaufnahme von EUR 23 Mio. zusammen.

Vergleich der ersten neun Monate der Jahre 2004 und 2003

Der Brutto-Cashflow lag mit EUR 252 Mio. unter dem Niveau des Vorjahres (EUR 316 Mio.). Aufgrund des verbesserten operativen Ergebnisses sind darin um EUR 57 Mio. höhere Steuerzahlungen enthalten. Der Netto-Cashflow reduzierte sich aufgrund der höheren Mittelbindung im Working Capital um EUR 165 Mio. auf EUR 40 Mio. Durch höhere Umsätze, gestiegene Rohstoffpreise sowie geplante, wartungsbedingte Produktionsstillstände und dem damit verbundenen Bestandsaufbau stiegen die im Working Capital kurzfristig gebundenen Mittel an.

Nach einem Abfluss aus investiver Tätigkeit von EUR 148 Mio. in den ersten neun Monaten des Jahres 2003 wurde in den ersten neun Monaten des Jahres 2004 im Wesentlichen wegen der Einnahmen aus der Rückzahlung eines an den Bayer-Konzerns gewährten, kurzfristigen Darlehens ein Zufluss aus investiver Tätigkeit von EUR 85 Mio. erzielt. Die Ausgaben für Sachanlagen gingen um 18,1 % auf EUR 158 Mio. zurück. Dem standen Einnahmen aus dem Verkauf von Sachanlagen und anderen Vermögensgegenständen in Höhe von EUR 29 Mio. entgegen.

Aus der Finanzierungstätigkeit flossen in den ersten neun Monaten des Jahres 2004 EUR 59 Mio. ab. Dieser Zahlungsmittelabfluss resultiert aus einer Netto-Kredittilgung von EUR 11 Mio. sowie Zinsausgaben von EUR 48 Mio. In der Nettokredit-Tilgung enthalten ist der Zufluss von Zahlungsmitteln aus der im September 2004 an die Bayer AG begebenen Wandelanleihe von EUR 200 Mio.

Folgende Tabelle zeigt die Finanzierungsrechnung für den LANXESS-Konzern für die Geschäftsjahre 2002 und 2003 sowie für die ersten neun Monate der Jahre 2003 und 2004:

	Geschäftsjahr 2002 - geprüft -	Geschäftsjahr 2003 - geprüft -	Veränderung zum Vorjahr	1. Januar bis 30. September 2003 - ungeprüft -	1. Januar bis 30. September 2004 - ungeprüft -	Veränderung zum Vorjahreszeitraum
	(in EUR Mio.)	(in EUR Mio.)	(%)	(in EUR Mio.)	(in EUR Mio.)	(%)
Brutto-Cashflow	423	223	(47,3)	316	252	(20,3)
Veränderung Working Capital und übriges Nettoumlaufvermögen	(54)	123	—	(111)	(212)	91,0
Zu-/(Ab-)fluss aus operativer Geschäftstätigkeit (Netto Cashflow)	369	346	(6,2)	205	40	(80,5)
Zu-/(Ab-)fluss aus investiver Tätigkeit	(347)	(300)	(13,5)	(148)	85	—
Zu-/(Ab-)fluss aus Finanzierungstätigkeit	(25)	(46)	84,0	(56)	(59)	5,4
Zahlungswirksame Veränderung aus Geschäftstätigkeit	(3)	0	—	1	66	*
Zahlungsmittel zum Periodenanfang	13	10	(23,1)	10	13	30,0
Veränderung Zahlungsmittel aus Konzernkreisänderungen und Wechselkursänderungen	0	3	—	3	1	(66,6)
Zahlungsmittel zum Periodenende	10	13	30,0	14	80	*
Wertpapiere und Schuldscheine	0	0	—	0	0	—
Flüssige Mittel laut Bilanz	10	13	30,0	14	80	*

* Veränderung von mehr als 100 %.

Finanzierung und Liquiditätsquellen

Darstellung in den Combined Financial Statements

Liquidität und Finanzschulden waren im Bayer-Konzern keinen Geschäftseinheiten zugeordnet, sondern werden zentral auf Gesellschafts- bzw. Konzernebene gesteuert.

Ausgehend von der für den LANXESS-Konzern zum Zeitpunkt der Abspaltung vorgesehenen Nettoverschuldung und unter Berücksichtigung des in 2004 erwarteten Free Cashflow wurde eine Finanzierungsstruktur auf die Jahre 2003 und 2002 rückgerechnet.

Die angestrebte Nettoverschuldung wurde unter der Annahme, dass eine zusätzliche externe Kreditaufnahme in der LANXESS GmbH erreicht wurde, dargestellt.

Der Zinsaufwand für die Jahre 2002 und 2003 basiert auf den Marktzinssätzen von Industrieanleihen im unteren Investment Grade Bereich. Dabei wurde jeweils zur Hälfte eine kurzfristige und eine 5-jährige Zinsbindung angenommen. Der anteilige Finanzierungsbedarf in Nicht-Euro-Währungen wurde über einen Sicherheitszuschlag berücksichtigt. Für die ersten neun

Monate des Jahres 2004 wurde der Zinsaufwand in den ersten sechs Monaten entsprechend der vorstehend beschriebenen Vorgehensweise ermittelt, während im dritten Quartal die im Rahmen der Abschlusserstellung von den einzelnen Konzerngesellschaften erfassten Zinsaufwendungen im Zwischenabschluss Berücksichtigung fanden.

Finanzierung bei Abspaltung

Im Rahmen der Zusammenfassung des überwiegenden Teils der Chemie- und von Teilen der Polymeraktivitäten des Bayer-Konzerns in der LANXESS GmbH und ihren direkten und indirekten Tochtergesellschaften (nachfolgend „Teilkonzern LANXESS") wurden die Finanzschulden, soweit möglich und ökonomisch sinnvoll, in der LANXESS AG bzw. der LANXESS GmbH konzentriert. Am 10. Dezember 2004 haben die LANXESS AG, die LANXESS GmbH sowie die LANXESS Corporation, Pittsburgh/Pennsylvania, USA, mit einem internationalen Bankenkonsortium unter der Führung der Bank of America, der Citigroup Global Markets Ltd., der Commerzbank Aktiengesellschaft sowie der Deutsche Bank AG die Einräumung einer Kreditlinie über EUR 1,5 Mrd. vereinbart. Damit sollen unter anderem die im Rahmen der Herstellung des Teilkonzerns LANXESS übertragenen Finanzverbindlichkeiten gegenüber den Gesellschaften des Bayer-Konzerns nach Wirksamwerden der Abspaltung abgelöst werden. Die Kreditlinie umfasst eine als revolvierende Kreditlinie ausgestattete Tranche in Höhe von EUR 0,5 Mrd. mit einer Laufzeit von 364 Tagen, die mit Zustimmung der Banken mehrfach um einen Zeitraum von jeweils 364 Tagen verlängert werden kann. Des Weiteren umfasst die Kreditlinie zwei weitere revolvierende Tranchen mit einer Laufzeit bis Dezember 2009, unter denen insgesamt ein Betrag von EUR 1,0 Mrd. zur Verfügung gestellt wird.

Darüber hinaus wurde ein Asset Backed Commercial Paper-Programm mit einem Finanzierungsrahmen von bis zu EUR 200 Mio. geschaffen. Zum Zeitpunkt der Abspaltung bestehende und den LANXESS-Konzern betreffende Finanz-Leasingverträge gehen unmittelbar bzw. mittelbar über Sub-Leaseverträge auf die LANXESS-Konzerngesellschaften über. In Ländern mit stark regulierten Kapitalmärkten, wie z.B. China, wird sich der LANXESS-Konzern auch über lokale Bankkredite finanzieren.

Weiterer Bestandteil der Finanzierung des LANXESS-Konzerns ist eine am 15. September 2004 von der LANXESS AG an die Bayer AG begebene auf den Inhaber lautende Wandelschuldverschreibung mit einem Nominalwert von EUR 200 Mio. und einer Laufzeit bis zum 15. September 2007. Das Wandlungsrecht besteht vom 20. Juli 2005 bis zum 20. Juli 2007 mit einer Wandlungspflicht am Ende der Laufzeit. Die Wandelschuldverschreibung ist mit dem Zinsaufschubrecht ausgestattet und nachrangig gegenüber ranghöheren, nicht nachrangigen Forderungen anderer Gläubiger der LANXESS AG.

Der LANXESS-Konzern plant, die derzeit vorteilhaften Marktkonditionen zur Begebung eines Corporate Bonds in marktüblichem Volumen mit einer mittleren Laufzeit im Jahr 2005 auszunutzen. Eine solche Maßnahme würde unter teilweiser Ablösung der syndizierten Kreditlinie die Fälligkeitsstruktur der Finanzverschuldung weiter verbessern.

Die Nettoverschuldung in Form von Finanzschulden gegenüber dem Bayer-Konzern (inkl. Wandelschuldverschreibung), Bankschulden, Finanzleasing, abzüglich Flüssige Mittel und ohne Pensionsrückstellungen des LANXESS-Konzerns wird zum 31. Dezember 2004 voraussichtlich EUR 1,1 Mrd. betragen. Im Oktober 2004 hat die Rating Agentur Standard & Poor's die Bonität der LANXESS AG mit einem BBB– (Investment Grade) und einem stabilen Ausblick bewertet. Ein BBB Rating vergibt Standard & Poor's, wenn der betreffende Schuldner eine angemessene Fähigkeit zur Erfüllung seiner finanziellen Verbindlichkeiten hat, jedoch eher wahrscheinlich ist, dass nachteilige wirtschaftliche Bedingungen oder sich verändernde Umstände zu einer geschwächten Fähigkeit des Schuldners führen, seine finanziellen Verpflichtungen zu erfüllen. Das Minus-Zeichen stellt die Position innerhalb dieser Kategorie dar.

Investitionen

LANXESS finanziert Investitionen in der Regel aus dem Cashflow der operativen Geschäftstätigkeit und, falls diese Mittel nicht ausreichen, aus sonstigen zur Verfügung stehenden Barmitteln und dem Verkauf von kurzfristigen Anlagen, einschließlich liquider Mittel und Wertpapieren. Der

Konzern finanziert seine weiteren Investitionen mit Darlehen. Die Investitionen betrugen ca. EUR 0,4 Mrd. im Jahr 2002 und EUR 0,3 Mrd. im Jahr 2003.

Im Jahr 2003 lag der Schwerpunkt auf dem Segment Engineering Plastics. Bei etwa zwei Dritteln der in den Jahren 2002 und 2003 getätigten Ausgaben handelte es sich um Investitionen zur Substanzerhaltung; etwa ein Drittel der Ausgaben wurde für Erweiterungs- und Rationalisierungsmaßnahmen ausgegeben. Das Budget für Investitionen für das Jahr 2004 belief sich insgesamt auf ca. EUR 0,3 Mrd. Bei ca. 60 % der im Jahr 2004 getätigten Investitionsausgaben handelte es sich um Investitionen zur Substanzerhaltung, während der Rest aus Erweiterungs- und Rationalisierungsmaßnahmen bestand. In regionaler Hinsicht entfielen im Jahr 2004 ca. 73 % der Investitionen auf Europa, ca. 15 % auf Nordamerika und der übrige Teil auf die anderen Regionen, in denen LANXESS tätig ist.

Zu den größten Investitionen in den Jahren 2002, 2003 und 2004 gehörten:

Jahr	Segment	Beschreibung
2002	Performance Rubber	Modernisierung/Rationalisierung der Butylkautschuk-Produktion; Zwijndrecht, Belgien und Sarnia, Kanada (Ausgaben in 2002: ca. EUR 12 Mio.)
	Engineering Plastics	Kapazitätserweiterung für ABS-Kunststoffe; Tarragona, Spanien und Map Ta Phut, Thailand (Ausgaben in 2002: ca. EUR 13 Mio.)
	Chemical Intermediates	Erhöhung der Effizienz im Produktionsnetzwerk des Aromatenverbunds; Leverkusen, Deutschland (Ausgaben in 2002: ca. EUR 15 Mio.)
2003	Performance Rubber	Modifizierung der Butylkautschuk-Produktion; Zwijndrecht, Belgien und Sarnia, Kanada (Ausgaben in 2003: ca. EUR 3 Mio.)
	Engineering Plastics	Kapazitätserweiterung für ABS-Kunststoffe; Tarragona, Spanien und Map Ta Phut, Thailand (Ausgaben in 2003: ca. EUR 10 Mio.)
	Engineering Plastics	Produktionsanlage für Polybutylenterephthalat (PBT) gemeinsam mit DuPont in Hamm-Uentrop (anteilige Ausgaben in 2002-2003: ca. EUR 25 Mio.)
	Chemical Intermediates	Erhöhung der Effizienz im Produktionsnetzwerk des Aromatenverbunds; Leverkusen, Deutschland (Ausgaben in 2003: ca. EUR 10 Mio.)
2004	Chemical Intermediates	Modernisierung und Erweiterung der Vorstufen für Spezial-Isocyanate; Leverkusen, Deutschland (genehmigte Ausgaben für 2004: EUR 14 Mio.).
	Chemical Intermediates	Anlagenumbau für die Produktion von agrochemischen Zwischenprodukten; Leverkusen, Deutschland (genehmigte Ausgaben für 2004: EUR 6 Mio.). Das Projekt stellt eine Reaktion auf das Wachstum des Markts für die neue Fungizidgeneration der Bayer Crop Science dar.
	Performance Chemicals	Kapazitätserweiterung für Biozid-Produkte; Dormagen, Deutschland (genehmigte Ausgaben für 2004: EUR 5 Mio.). Das Projekt soll dem Ausbau des Geschäfts im stark wachsenden Segment Kaltsterilisation spezieller Getränke dienen.

Für das Jahr 2005 plant der LANXESS-Konzern ebenfalls mit Investitionen in Höhe von ca. EUR 0,3 Mrd. Bei ca. 60 % der für das Jahr 2005 geplanten Ausgaben handelt es sich um Investitionen zur Substanzerhaltung, während der Rest aus Erweiterungs- und Rationalisierungsmaßnahmen besteht. Die Gesellschaft erwartet, dass die regionale Aufteilung der Investitionen im Jahr 2005 im Wesentlichen der des Vorjahres entsprechen wird. Folgende strategische Investitionsprojekte laufen derzeit oder sind geplant:

Jahr	Segment	Beschreibung
2005	Performance Rubber	Kapazitätserweiterung für die Butylkautschuk-Produktion (um ca. 25 % auf 250.000 Tonnen im Jahr); Sarnia, Kanada und Zwijndrecht, Belgien (geplante Ausgaben für 2005: EUR 24 Mio. Diese Ausbauprojekte sehen weitere Ausgaben in Höhe von EUR 16 Mio. im Jahr 2006 vor.).
	Engineering Plastics	Compoundier-Anlage für Durethan® und Pocan®, 1. Stufe, Wuxi/China ca. EUR 6 Mio.
	Chemical Intermediates	Modernisierung und Erweiterung der Vorstufen für Spezial-Isocyanate; Leverkusen, Deutschland (genehmigte Ausgaben für 2005: EUR 16 Mio.).
	Chemical Intermediates	Anlagenumbau für die Produktion von agrochemischen Zwischenprodukten; Leverkusen, Deutschland (genehmigte Ausgaben für 2005: EUR 5 Mio.).
	Performance Chemicals	Kapazitätserweiterung für Biozid-Produkte; Dormagen, Deutschland (genehmigte Ausgaben für 2005: EUR 5 Mio.).

Es ist geplant, diese Investitionen aus dem laufenden Cashflow zu finanzieren.

Off-Balance Sheet Arrangements

Die nichtkonsolidierten LANXESS-Gesellschaften stellen weder Zweckgesellschaften (SPVs) noch sonstige außerbilanzielle Geschäfte dar.

Saisonalität

Das LANXESS-Geschäft unterliegt im Verlauf eines üblichen Geschäftsjahres keiner wesentlichen Saisonalität. Einzelne Märkte und Regionen, in denen LANXESS seine Produkte verkauft, können jedoch gewissen saisonalen Schwankungen unterliegen. Dazu gehören die Bauindustrie mit schwachen Wintermonaten, wovon die Business Unit Inorganic Pigments betroffen sein kann, sowie die Segmente, in denen Vorprodukte für Agrochemikalien hergestellt werden. Dies kann auf die Business Units Fine Chemicals und Basic Chemicals Auswirkungen haben. Daneben sind in den Regionen des südlichen Europas teilweise schwächere Sommermonate zu verzeichnen. In ihrer Gesamtheit betrachtet erwirtschaften die Business Units relativ gleichbleibende Umsätze im Jahresverlauf. Tendenziell kann jedoch in den ersten beiden Quartalen eines Geschäftsjahres ein höheres Geschäftsvolumen erzielt werden als in den beiden restlichen Quartalen eines Geschäftsjahres.

Forschungs- und Entwicklungsaufwendungen

Die folgende Tabelle enthält die Gesamtaufwendungen für Forschung und Entwicklung des LANXESS-Konzerns für die jeweils am 31. Dezember 2002 und 2003 endenden Geschäftsjahre und für die jeweils ersten neun Monate der Jahre 2003 und 2004.

	Geschäftsjahr 2002 - geprüft -	Geschäftsjahr 2003 - geprüft -	Veränderung zum Vorjahr	1. Januar bis 30. September 2003 - ungeprüft -	1. Januar bis 30. September 2004 - ungeprüft -	Veränderung zum Vorjahreszeitraum
			(%)			(%)
Aufwendungen für Forschung und Entwicklung:						
Betrag (in EUR Mio.)	149	168	12,8	118	95	(19,5)
Als prozentualer Anteil am Umsatz	2,2	2,7	—	2,4	1,9	—

Der größte Teil der Forschungs- und Entwicklungsaufwendungen des LANXESS-Konzerns entfällt auf die Business Units Fine Chemicals, Semi-Crystalline Products und Technical Rubber Products. Im Jahr 2003 machten diese 37,5 % der Gesamtaufwendungen des Konzerns für Forschung und Entwicklung aus (2002: 27,5 %). In den ersten neun Monaten des Jahres 2004 betrug der Anteil 40,0 % (Vergleichszeitraum 2003: 35,6 %).

Die höheren Forschungs- und Entwicklungsaufwendungen in 2003 stehen unter anderem im Zusammenhang mit der Verlagerung der zentralen Forschung und der Zuteilung der entsprechenden Ressourcen auf die einzelnen Business Units im selben Zeitraum. Die entsprechenden Aufwendungen wurden in den ersten neun Monaten des Jahres 2004 im Vergleich zum Vorjahreszeitraum um 19,5 % reduziert, was unter anderem auf die im Vorjahr begonnene Umstrukturierung der Forschungs- und Entwicklungsaktivitäten zurückzuführen ist.

Management der Marktpreisrisiken bei LANXESS

Durch die globale unternehmerische Ausrichtung des LANXESS-Konzerns sind dessen Geschäftstätigkeit, Ergebnisse und Cashflows einer Reihe von Marktpreisrisiken ausgesetzt. Bestimmte Risiken, denen LANXESS ausgesetzt ist, sind im Abschnitt „*Risikofaktoren*" näher beschrieben. Im Folgenden werden die von LANXESS eingeleiteten Maßnahmen erörtert, die zur Identifizierung, Beobachtung und Reduzierung der aus Schwankungen in Marktpreisen und anderen marktbezogenen Indizes entstehenden Nachteile verwendet werden. Solche Marktpreisrisiken umfassen unter anderem:

- Währungsrisiko: LANXESS ist Wechselkursschwankungen zwischen dem Euro und anderen wichtigen Währungen ausgesetzt. Das größte Risiko von Wechselkursschwankungen besteht zwischen dem Euro und dem US-Dollar.

- Zinsrisiko: LANXESS ist Schwankungen von Zinssätzen ausgesetzt. Die für ihn hauptsächlich relevanten Schwankungen sind die von kurzfristigen und langfristigen europäischen und US-amerikanischen Zinssätzen.
- Kreditrisiko: LANXESS ist Kreditrisiken in Bezug auf Transaktionspartner ausgesetzt.
- Rohstoff- und Energiepreisrisiko: LANXESS ist möglichen Preissteigerungen für Rohstoffe und Energie ausgesetzt.

In der Vergangenheit hat sich LANXESS nur in begrenztem Maße, im Rahmen von Pooling Arrangements mit dem Bayer-Konzern, auf Sicherungsgeschäfte zur Minderung solcher Marktpreisrisiken verlassen. Sofern Share-Deal-Gesellschaften derivative Finanzinstrumente auswiesen, wurde dieser Bestand mit übertragen. Bei Asset Deal-Gesellschaften verblieben die entsprechenden Finanzinstrumente beim Bayer-Konzern. Zukünftig obliegt die Ersetzung der beim Bayer-Konzern verbliebenen Geschäfte sowie die fortgehende Sicherung sämtlicher dem LANXESS-Konzern zuzuordnender Geschäfte dem Vorstand des LANXESS-Konzerns.

Die oben genannten Risiken könnten die Ertrags- und die Finanzlage des LANXESS-Konzerns beeinträchtigen. Im Folgenden wird auf die einzelnen Marktpreisrisiken sowie das Risikomanagement des LANXESS-Konzerns eingegangen.

Währungsrisiko

Da LANXESS Geschäfte in vielen verschiedenen Währungen durchführt, ist er einer Reihe von Risiken im Zusammenhang mit Schwankungen der relativen Werte dieser Währungen ausgesetzt. Die Währung, bei der der Konzern hauptsächlich Wechselkursrisiken ausgesetzt ist, ist der US-Dollar. In der Regel hat die Aufwertung des Euros im Verhältnis zu anderen Währungen eine negative Auswirkung auf die ausgewiesenen Umsätze und Ergebnisse von LANXESS. Eine Abwertung des Euros hat hingegen eine positive Auswirkung.

Transaktionsrisiko

Währungsrisiken, d.h. potentielle Wertminderungen eines Finanzinstrumentes aufgrund von Änderungen des Wechselkurses, bestehen insbesondere dort, wo Forderungen oder Verbindlichkeiten in einer anderen als der lokalen Währung der Gesellschaft bestehen bzw. entstehen werden. Von Bedeutung für LANXESS sind insbesondere Fremdwährungspositionen, die in US-Dollar, Kanadischen Dollar und Japanischen Yen bestehen. Die Risiken aus der operativen Geschäftstätigkeit werden systematisch erfasst und analysiert. Über den Umfang der Absicherung dieser Risiken wird regelmäßig entschieden. Im Rahmen der Absicherung werden teilweise auch zu erwartende Geschäfte gesichert. Die Absicherung für einen wesentlichen Teil der vertraglichen und vorhersehbaren Währungsrisiken erfolgt durch die Nutzung derivativer Finanzinstrumente, deren Fair Value-Änderungen in der Gewinn- und Verlustrechnung bzw. im Fall von Cashflow-Hedges in den sonstigen Eigenkapitalveränderungen erfasst werden. Da LANXESS für den wesentlichen Teil der Währungsrisiken Derivate abschließt, ist die Gesellschaft der Ansicht, dass ein bedeutender Anstieg oder ein bedeutendes Absinken des Eurokurses im Verhältnis zu anderen wichtigen Währungen kurzfristig keine wesentlichen Auswirkungen auf den zukünftigen Cashflow haben würde. Auf Dauer könnten diese Wechselkursschwankungen jedoch den Cashflow beeinträchtigen, falls LANXESS nicht in der Lage sein sollte, diese Wechselkursschwankungen z.B. durch die Preisgestaltung für seine Produkte in der jeweiligen örtlichen Währung aufzufangen.

Währungsrisiken aus Finanztransaktionen werden in der Regel inklusive Zinsen zu 100 % kursgesichert. Beim operativen Cashflow strebt LANXESS die Minimierung der Währungsrisiken durch ein kontinuierlich angepasstes Portfolio von Währungsinstrumenten an. Als Sicherungsinstrumente werden insbesondere Zins- und Währungs-Swaps und Devisentermingeschäfte genutzt; für die Sicherung des operativen Cashflows werden auch Optionsgeschäfte abgeschlossen. Bei Wertpapieren des Anlagevermögens sowie sonstigen Ausleihungen erfolgt die Anlage vorwiegend im eigenen Währungsraum der anlegenden Konzerngesellschaften, so dass das Währungsrisiko minimiert wird.

Translationsrisiko

Viele Unternehmen des LANXESS-Konzerns sind außerhalb der Euro-Zone angesiedelt. Da der Euro die Währung ist, in der LANXESS seine Jahresabschlüsse ausweist, wurden die Jahresabschlüsse dieser Tochterunternehmen zur Übernahme in die Combined Financial Statements in Euro umgerechnet. Änderungen des durchschnittlichen Wechselkurses von Periode zu Periode für die Währung eines bestimmten Landes kann die Umrechnung in Euro sowohl des Umsatzes als auch des Ertrages, welche in dieser Währung ausgewiesen sind, maßgeblich beeinflussen. Anders als der Effekt der Wechselkursschwankungen im Falle des Transaktionsrisikos hat das Umrechnungsrisiko keinerlei Auswirkungen auf den Cashflow des Konzerns in örtlicher Währung.

LANXESS hat außerhalb der Euro-Zone wesentliche Vermögenswerte, Verbindlichkeiten und Geschäfte, die in örtlichen Währungen ausgewiesen sind. Die wichtigsten dieser Währungen sind der US-Dollar, der Kanadische Dollar und der Japanische Yen. Obwohl das diesen Anlagen anhaftende langfristige Währungsrisiko regelmäßig eingeschätzt und bewertet wird, werden Devisentransaktionen im Hinblick auf diese Risiken grundsätzlich nur dann abgeschlossen, wenn erwogen wird, sich aus einem bestimmten Geschäft zurückzuziehen und die durch diesen Rückzug freigewordenen Mittel zurückgeführt werden sollen. Allerdings weist der Konzern Auswirkungen von Wechselkursschwankungen bei der Umrechnung von Nettobestandswerten in Euro in seiner Eigenkapitalposition aus.

Zinsrisiko

Ein Zinsrisiko, d. h. mögliche Schwankungen der Gesamtrendite eines Finanzinstruments aufgrund von Bewegungen des Marktzinssatzes, betrifft vor allem Finanzanlagen und Finanzschulden. Wenn bei den Finanzanlagen und Finanzschulden nicht aufgrund von günstigen Festzinskonditionen ganz auf eine Sicherung gegen das Zinsänderungsrisiko verzichtet wird, spielt hier besonders die Absicherung über derivative Zinssicherungsinstrumente eine Rolle. Dabei können Zins- bzw. Zinswährungsswaps eingesetzt werden. Die angestrebte Nettoverschuldung im zukünftigen LANXESS-Konzern wurde durch eine überwiegend zentrale externe Kreditaufnahme dargestellt.

Der in diesem Zusammenhang berücksichtigte Zinsaufwand basiert auf den Marktzinssätzen von Industrieanleihen im unteren Investment Grade Bereich. Dabei wurde jeweils zur Hälfte eine kurzfristige und eine 5-jährige Zinsbindung angenommen. Der anteilige Finanzierungsbedarf in Nicht-Euro-Währungen wurde über einen Sicherheitszuschlag berücksichtigt. Aufgrund dieser Annahme sind keine Zinsderivate in den Combined Financial Statements enthalten.

Die sonstigen Ausleihungen sind überwiegend Mitarbeiterdarlehen, die in geringer Höhe weitgehend zu einem marktnahen, festen Zinssatz ausgelegt werden. Aufgrund ihrer Festverzinslichkeit unterliegen diese Ausleihungen grundsätzlich einem Zinsrisiko, das jedoch aus übergeordneten Gründen eingegangen wird, so dass hier keine Sicherung erfolgt. Über drei Viertel der Mitarbeiterdarlehen haben eine Laufzeit von mehr als fünf Jahren.

Kreditrisiko

Ein Kreditrisiko besteht dahingehend, dass Transaktionspartner ihren Verpflichtungen im Rahmen von Transaktionen mit Finanzinstrumenten gegenüber dem LANXESS-Konzern nicht nachkommen. Da LANXESS mit seinen Transaktionspartnern keine generellen Aufrechnungsvereinbarungen trifft, stellt der Gesamtbetrag der Vermögenswerte das maximale Kreditrisiko dar.

Rohstoff- und Energiepreisrisiko

LANXESS operiert auf Märkten, in denen Preise für Rohstoffe und Produkte oft von Wirtschaftszyklen beeinflusst werden. Schwankungen von Preisen und Verfügbarkeit von Rohwaren und Rohstoffen haben Auswirkungen auf seine Business Units.

LANXESS ist dadurch bei seiner operativen Geschäftstätigkeit Marktpreisänderungsrisiken im Commodity-Bereich ausgesetzt. Zu den mit Abstand wichtigsten petrochemischen Rohstoffen für die Produktion des LANXESS-Konzerns gehören 1, 3-Butadien und Styrol. Andere wichtige petrochemische Rohstoffe sind Acrylnitril, Benzol, C4-Raffinat 1, Cyclohexan, Isobutylen und Toluol. Wesentliche Bedeutung kommt daneben den Basischemikalien Ammoniak, Anilin, Chlor und Natronlauge zu. Die Preise petrochemischer Rohstoffe unterliegen starken zyklischen Schwankungen, die unter anderem von den Rohölpreisen abhängen.

Zur Absicherung des Bedarfs an Rohstoffen hat LANXESS langfristige Lieferungsverträge abgeschlossen, kauft zusätzliche Mengen auf den einschlägigen Märkten und schließt effektive Swap-Vereinbarungen ab. LANXESS kann gemäß vertraglichen Vereinbarungen mit seinen Kunden die sich aus diesen Marktpreisänderungsrisiken ergebenden Preisschwankungen zu einem nicht unwesentlichen Umfang an die Kunden weitergeben. In der Regel wendet LANXESS beim Kauf von Rohstoffen folgende Maßnahmen zur Vermeidung und Steuerung von Preisrisiken an:

- Deckung wiederkehrenden Bedarfs zum Teil mit langfristigen Verträgen zur Reduzierung der Preisvolatilität bei Käufen auf einschlägigen Märkten;
- Einbeziehung von Preisberechnungsformeln, die an wirtschaftliche Indizes gekoppelt sind, in die Verträge an Stelle der Vereinbarung von Festpreisen; und
- aktives Vorratsmanagement, Flexibilität bei der Auswahl von Lieferquellen und, wann immer möglich, alternative Produktionsstätten zur Begrenzung der Risiken im Zusammenhang mit der Verfügbarkeit von Rohmaterial.

Besonders petrochemische Rohstoffe unterlagen in der Vergangenheit starken Preisschwankungen. Wertveränderungen von etwa einem Drittel des Einkaufsvolumens dieser Rohstoffe (Gesamteinkaufsvolumen petrochemischer Rohstoffe im Jahr 2004: ca. EUR 1,2 Mrd.) können über vertragliche Vereinbarungen an Kunden weitergegeben werden. Im Geschäftsjahr 2004 konnten auch außerhalb dieser Vereinbarungen Rohstoffpreiserhöhungen in nennenswertem Umfang an Kunden weitergegeben werden. LANXESS ist im Zusammenhang mit der Abspaltung dabei, eine umfassende Strategie zur Minderung dieser Risiken durch finanzielle Maßnahmen, einschließlich der Verwendung von derivativen Finanzinstrumenten, zu entwickeln.

Angesichts zunehmender Schwankungen der Preise an den Energiemärkten und den damit verbundenen Folgen für die LANXESS-Produktionskosten werden diese Faktoren in das finanzielle Risikomanagement einbezogen. Die physischen Lieferverträge für den Bezug von Gas und Wasserdampf basieren für die großen europäischen Standorte auf Indexierungen an Heizöl und Benzin, in den USA und Kanada auf unterschiedlichen US-amerikanischen Indizes für Erdgas. Das Energiepreisrisiko, dem der LANXESS-Konzern ausgesetzt ist, enfällt im Wesentlichen auf Erdgas in Nordamerika und auf Heizöl in Europa.

Die Steuerung dieser Risiken mit Finanzinstrumenten zielt darauf ab, innerhalb eines festgelegten Risikohorizonts durch den Aufbau strategischer Sicherungspositionen einen Durchschnittskosteneffekt (cost average effect) zu erzielen. Hierdurch wird eine deutliche Reduktion der Ergebnisvolatilität sowie eine Erhöhung der Prognosegüte für Budgetplanungen angestrebt.

Derivative Finanzinstrumente

Bei der Erstellung der Combined Financial Statements wurden derivative Finanzinstrumente ausschließlich bei den bereits bestehenden Rechtseinheiten, die ausschließlich LANXESS-relevantes Geschäft (Share-Deal-Gesellschaften) enthielten, berücksichtigt. In diesem Zusammenhang wurden im Geschäftsjahr 2003 Marktwerte in Höhe von EUR 4 Mio. aktiviert.

Die zur Sicherung der oben erwähnten Risiken eingesetzten Instrumente bestehen vorwiegend aus auf den OTC-Märkten gehandelten Swaps und Optionen mit Kontraktpartnern erstklassiger Bonität. Alle Sicherungskontrakte werden zu Rechnungslegungszwecken als zu Handelszwecken gehaltene Instrumente behandelt und deren Fair Value-Änderungen werden ergebniswirksam erfasst.

Angaben über die Geschäftstätigkeit von LANXESS

Überblick

LANXESS gehört mit einem umfangreichen Produktportfolio aus den Bereichen Polymere sowie Basis-, Spezial- und Feinchemikalien zu den bedeutenden Chemie-und Polymeranbietern Europas. Im Geschäftsjahr 2003 erwirtschaftete LANXESS mit mehr als 50 operativen Gesellschaften einen Umsatz von ca. EUR 6,3 Mrd. (Umsatzzahlen auf Basis der Combined Financial Statements). Der Konzern beschäftigte zum 30. September 2004 weltweit ca. 19.600 Mitarbeiter, ca. 10.100 davon in Deutschland. Die weltweiten Geschäftsaktivitäten von LANXESS werden in 17 operativen Business Units geführt, die in den vier Segmenten Performance Rubber, Engineering Plastics, Chemical Intermediates und Performance Chemicals zusammengefasst sind.

Die nachfolgenden beiden Diagramme zeigen die Umsatzerlöse des LANXESS-Konzerns im Geschäftsjahr 2003 aufgeteilt nach Segmenten und nach den Regionen, in denen LANXESS tätig ist.


Umsatzerlöse im Geschäftsjahr 2003 in EUR Mio. nach Segmenten
Performance Rubber 1.375
Chemical Intermediates 1.411
Engineering Plastics 1.401
Performance Chemicals 1.925
Umsatzerlöse im Geschäftsjahr 2003 nach Regionen in Prozent vom Gesamtumsatz
Asien 14 %
Deutschland 27 %
Amerika 25 %
Europa/Mittlerer-Osten/Afrika (ohne Deutschland) 34 %

Wettbewerbsstärken

Nach Ansicht der Gesellschaft zeichnet sich LANXESS durch folgende Wettbewerbsstärken aus:

Starke Marktpositionen: Mit einem Umsatz von EUR 6,3 Mrd. im Jahr 2003 wird LANXESS voraussichtlich das sechstgrößte börsennotierte Chemieunternehmen in Europa sein. Die Gesellschaft schätzt, dass gemessen an Umsätzen bzw. Volumina gut zwei Drittel ihrer Business Units auf ihren jeweiligen Märkten führende Marktpositionen einnehmen.

Globale Präsenz: LANXESS ist mit seinen Auslandsgesellschaften auf allen wichtigen weltweiten Chemie- und Polymermärkten vertreten und produziert an 50 Standorten in 18 Ländern, insbesondere in Deutschland, Belgien, den USA, Kanada sowie der VR China, die weitgehend über kritische Größen und führende Prozesse und Technologien verfügen. Im derzeit besonders dynamisch wachsenden asiatischen Markt verfügt LANXESS bereits über zehn Vertriebs- und Anwendungstechnik-Zentren sowie über acht Produktionsstandorte. Insgesamt sind fast 50 % der LANXESS-Mitarbeiter im Ausland beschäftigt. Gleichfalls wird ca. drei Viertel des LANXESS-Umsatzes außerhalb Deutschlands erzielt.

Diversifiziertes Produktportfolio: Das umfangreiche Produktsortiment von LANXESS reicht von Festkautschuken, Kunststoffen sowie synthetischen Fasern über hochwertige Grund- und Feinchemikalien bis hin zu Chemikalien für die Leder-, Textil- und Papierindustrie. Zu den Kunden von LANXESS gehören namhafte Hersteller insbesondere aus der polymerverarbeitenden und chemischen Industrie, den Bereichen Elektronik und Elektrotechnik, der Automobil- und Reifenindustrie, der Bauwirtschaft, Life-Science-Unternehmen sowie der Leder-, Textil- und Papierindustrie.

Hohe Kundenorientierung: Die enge Zusammenarbeit mit seinen Kunden sowie das hohe anwendungstechnische Know-how seiner Mitarbeiter ermöglichen LANXESS, maßgeschneiderte Produkte anzubieten und so den besonderen Kundenbedürfnissen zu entsprechen. Auch die Forschungs- und Entwicklungsaktivitäten des Konzerns sind an den speziellen Erfordernissen seiner Geschäftsaktivitäten und Kunden ausgerichtet.

Performance-orientierte Unternehmensstruktur: Die sich aus der Abspaltung ergebende Selbstständigkeit wird LANXESS mehr Flexibilität, höhere Transparenz sowie die strategische Neuausrichtung seines Produktportfolios gestatten. Die klare Geschäftsorganisation in Business Units mit weltweiter Geschäftsverantwortung sowie die geplante Einführung ergebnisorientierter Vergütungsstrukturen schaffen bei LANXESS die dafür notwendigen Grundlagen.

Tätigkeitsbereiche

Das Leistungsangebot von LANXESS setzt sich aus einem umfangreichen Portfolio aus den Bereichen Polymere sowie Basis-, Spezial- und Feinchemikalien zusammen.

Performance Rubber

Im Segment Performance Rubber sind die Aktivitäten des LANXESS-Konzerns auf dem Gebiet der Kautschukherstellung gebündelt. LANXESS gehört zu den weltweit größten Herstellern von Butyl- und Polybutadien-Kautschuk, die insbesondere zur Herstellung von Pkw- und Lkw-Reifen verwendet werden. Weiter produziert LANXESS verschiedene Synthesekautschuke mit breiten Einsatzspektren, z.B. für den Einsatz in Reifenmischungen oder zur Kunststoffmodifizierung, sowie eine Reihe von Spezialelastomere, die sich durch hohe Abriebfestigkeit, Hitzebeständigkeit und Resistenz gegen aggressive Umwelteinflüsse auszeichnen. Das Segment Performance Rubber erwirtschaftete im Geschäftsjahr 2003 Umsätze in Höhe von EUR 1.375 Mio. Kategorisiert man die Business Units dieses Segments nach ihren Umsätzen in 2003, ergibt sich folgendes Bild:

- < EUR 200 Mio. Umsatz
  - keine Business Unit dieses Segments fällt in diese Umsatzkategorie
- EUR 200 Mio. bis EUR 500 Mio. Umsatz
  - Butyl Rubber
  - Polybutadiene Rubber
  - Technical Rubber Products
- > EUR 500 Mio. Umsatz
  - keine Business Unit dieses Segments fällt in diese Umsatzkategorie

Engineering Plastics

Mit seinem Segment Engineering Plastics gehört LANXESS zu den bedeutenden Anbietern von Polymeren weltweit. Das Polymersortiment des Konzerns umfasst sowohl hochwertige PBT (Polybutylenterephthalat)- und PA (Polyamid)-Kunststoffe als auch ABS (Acrylnitril-Butadien-Styrol)-, ASA (Acrylnitril-Styrol-Acrylester)-, SAN (Styrol-Acrylnitril)- und PA-ABS (Polyamid-Acrylnitril-Butadien-Styrol)-Kunststoffe. Anwendungsmöglichkeiten für diese Kunststoffe finden sich insbesondere in Haushaltswaren, im Automobilbereich, in der Elektronik und Elektrotechnik sowie der Medizintechnik. Mit seinem Fibers-Geschäft bietet LANXESS hochwertige Markenfasern für nahezu alle textilen Bereiche sowie polyamid- und polyester-basierte Monofilamente für technische Anwendungen an. Im Geschäftsjahr 2003 erwirtschaftete das Segment einen Umsatz in Höhe von EUR 1.401 Mio. Kategorisiert man die Business Units dieses Segments nach ihren Umsätzen in 2003, ergibt sich folgendes Bild:

- < EUR 200 Mio. Umsatz
  - Fibers
- EUR 200 Mio. bis EUR 500 Mio. Umsatz
  - keine Business Unit dieses Segments fällt in diese Umsatzkategorie

- > EUR 500 Mio. Umsatz
  - — Semi-Crystalline Products
  - — Styrenic Resins

Chemical Intermediates

Mit seinen im Segment Chemical Intermediates zusammengefassten Geschäftsaktivitäten ist LANXESS auf dem Gebiet der Basis- und Feinchemikalien sowie der anorganischen Pigmente tätig. Wesentliche Grundlage der Produktion qualitativ hochwertiger Industriechemikalien ist ein komplexer Verbund von Anlagen zur Chlorierung, Nitrierung, Hydrierung, Phosgenierung und Isomerentrennung (Aromatenverbund), der das breite Produktangebot und eine kostengünstige Produktion ermöglicht. Im Bereich Feinchemikalien produziert LANXESS ganz überwiegend auf Basis von Custom Manufacturing insbesondere Wirkstoffe und Zwischenprodukte für die Pharma- und Pflanzenschutzindustrie, Vorprodukte für die Elektro- und Elektronikindustrie sowie Fotochemikalien. Dabei ist LANXESS in der Lage, maßgeschneiderte Produkte sowie Entwicklungsleistungen anzubieten. Die von LANXESS hergestellten anorganischen Pigmente, insbesondere Eisenoxid-Pigmente, dienen im Wesentlichen der Einfärbung von Betonbauteilen und Lacken. Im Geschäftsjahr 2003 erwirtschaftete das Segment Chemical Intermediates Umsatzerlöse in Höhe von EUR 1.411 Mio. Kategorisiert man die Business Units dieses Segments nach ihren Umsätzen in 2003, ergibt sich folgendes Bild:

- < EUR 200 Mio. Umsatz
  - — keine Business Unit dieses Segments fällt in diese Umsatzkategorie
- EUR 200 Mio. bis EUR 500 Mio. Umsatz
  - — Fine Chemicals
  - — Inorganic Pigments
- > EUR 500 Mio. Umsatz
  - — Basic Chemicals

Performance Chemicals

Im Segment Performance Chemicals sind die anwendungsorientierten Geschäftsaktivitäten des Konzerns auf dem Gebiet der Spezialchemikalien zusammengefasst. Spezialchemikalien finden in verschiedenen Bereichen Anwendung. So produziert und vermarktet LANXESS Biozide und Materialschutzwirkstoffe für Bereiche wie z.B. Holzschutz, Desinfektion und Korrosionsschutz. Für die polymerverarbeitende Industrie sowie die Gummi- und Schmierstoffindustrie bietet der Konzern ein umfangreiches Sortiment an Kunststoffadditiven (z.B. Weichmacher, Treibmittel), Kautschukchemikalien (z.B. Alterungsschutzmittel), organischen und anorganischen Farbmitteln sowie weiteren Spezialchemikalien (z.B. Flammschutzmittel) an. Weiterhin gehört LANXESS mit einer Vielzahl von chemischen Produkten zu den bedeutenden Anbietern von Systemlösungen für die Lederindustrie, bietet Textil- bzw. Textilverarbeitungschemikalien insbesondere in den Bereichen Textil-Vorbehandlung und Färberei-Hilfsmittel an und besitzt ein umfangreiches Angebot an Produkten für die Papierindustrie. Ein besonderes Geschäftsgebiet ist die Herstellung von Ionenaustauschern, Adsorbern und Funktionspolymeren zur Aufbereitung wässriger Lösungen. Das Segment wies im Geschäftsjahr 2003 einen Umsatz von EUR 1.925 Mio. aus. Kategorisiert man die Business Units dieses Segments nach ihren Umsätzen in 2003, ergibt sich folgendes Bild:

- < EUR 200 Mio. Umsatz
  - — Ion Exchange Resins
  - — Material Protection Products
  - — Textile Processing Chemicals

- EUR 200 Mio. bis EUR 500 Mio. Umsatz
  - Functional Chemicals
  - Leather
  - Paper
  - RheinChemie
  - Rubber Chemicals
- > EUR 500 Mio. Umsatz
  - keine Business Unit dieses Segments fällt in diese Umsatzkategorie

Unternehmensstrategie

Die Gesellschaft plant, ihre neue unternehmerische Unabhängigkeit intensiv zur Erhöhung der Profitabilität des LANXESS-Konzerns zu nutzen. Sämtliche Geschäftsaktivitäten sollen dabei auf ihre Ertragskraft hin überprüft und gezielt Maßnahmen zur Kostenreduzierung und Effizienzsteigerung sowie zur Restrukturierung durchgeführt werden.

Die Strategie der Gesellschaft basiert im Einzelnen auf vier Eckpfeilern:

- Kurzfristige Maßnahmen zur Verbesserung der operativen Leistungsfähigkeit
- Gezielte Restrukturierung von Geschäften mit unzureichender Profitabilität
- Aktives Portfolio-Management
- Selektives organisches Wachstum in profitablen Geschäftsaktivitäten

Die Gesellschaft strebt unter der Annahme eines Umsatzes in der Höhe des Umsatzes des Geschäftsjahres 2004 für das Geschäftsjahr 2006 eine EBITDA-Marge vor Sondereinflüssen in Höhe von 9 bis 10 % an. Gleichzeitig beabsichtigt die Gesellschaft, durch diszipliniertes Cash Management und eine gezielte Ressourcen-Allokation den Investitionsaufwand von LANXESS bis 2006 auf ca. 4 % p.a. des Konzernumsatzes zu begrenzen.

Langfristig wird die Gesellschaft auch Akquisitionen prüfen und LANXESS gegebenenfalls durch gezielte Zukäufe stärken. Mit einem optimierten Portfolio beabsichtigt LANXESS, die Profitabilitätslücke zu vergleichbaren Wettbewerbern zu schließen. Zum gegenwärtigen Zeitpunkt ist signifikantes Wachstum durch Zukäufe nicht vorgesehen.

Zur besseren Steuerbarkeit der strategischen Ziele und insbesondere der Steuerung des Portfolio-Optimierungsprozesses sind darüber hinaus Anpassungen in der Organisation und gesellschaftsrechtlichen Struktur von LANXESS vorgesehen, einschließlich der rechtlichen Verselbstständigung von einzelnen Bereichen sowie gegebenenfalls der Landesorganisation von LANXESS.

Weiterhin wird der Vorstand prüfen, ob durch die Verselbstständigung oder das Outsourcing von Serviceleistungen, der bestehenden Vertriebsstrukturen oder von anderen Teilen der Wertschöpfungskette die Profitabilität weiter gesteigert werden kann.

Kurzfristige Maßnahmen zur Verbesserung der operativen Leistungsfähigkeit

Zur dauerhaften Verbesserung der Leistungsfähigkeit sieht die Gesellschaft eine kontinuierliche Senkung der Kosten, die Optimierung der Prozesse, eine Verbesserung von Produkt- und Kundenmix sowie die Entwicklung einer neuen Preis-Mengen-Strategie vor. Diese Maßnahmen sollen entlang der gesamten Wertschöpfungskette (z.B. in Bezug auf Produktion, Wartung von Anlagen, Logistik und sonstige Dienstleistungen, Marketing, Vertrieb und Anwendungstechnik) die Ertragskraft sämtlicher Geschäftseinheiten erhöhen.

Für Geschäftseinheiten mit kommoditisierten Produktgruppen — d.h. Produktgruppen mit Produkten in reiferen Märkten — sind vor allem kostenorientierte Performance-Programme vorgesehen, eher anwendungstechnisch orientierte Einheiten sollen sich auf höheren Kundennutzen ausrichten.

Die Gesellschaft ist bereit, zur Steigerung der Profitabilität in Einzelfällen auch bewusst auf Umsatz in bestimmten margenschwachen Bereichen zu verzichten.

Gezielte Restrukturierung von Geschäften mit unzureichender Profitabilität

Die Gesellschaft beabsichtigt weiterhin, die Geschäftsaktivitäten des LANXESS-Konzerns gezielt zu restrukturieren. Hierdurch soll die Ertragskraft des Konzerns langfristig und nachhaltig gesteigert werden.

Restrukturierungsmaßnahmen sind insbesondere in den Geschäften und Produktlinien geplant, die wahrscheinlich allein aufgrund einer Umsetzung der geplanten kurzfristigen Maßnahmen keine zufriedenstellende Profitabilität erreichen werden.

Bereits im Jahre 2004 wurden Restrukturierungsmaßnahmen getroffen und umgesetzt, die in Summe ca. EUR 25 Mio. operative Ergebnisverbesserung für das Geschäftsjahr 2005 liefern sollen. Hierzu zählen insbesondere die Stilllegung der Polybutadien-Kautschuk-Anlage in Marl, die Stilllegung des Garnveredelungswerkes in Goch sowie die Schließung des Kautschuk-Vertriebsstandortes in Akron/USA. Produktlinien aus der Wirkstoffproduktion laufen im ersten Halbjahr des Geschäftsjahres 2005 aus. Diese Produkte werden in Betrieben der Business Unit Fine Chemicals hergestellt. Die Gesellschaft rechnet bei dadurch ausgelösten Stilllegungen mit einem Gesamtaufwand von ca. EUR 15 bis 20 Mio.

Des Weiteren wurde mit der Verlegung einer Produktionsanlage zur Produktion von Hydrazinhydrat von Baytown/Texas, USA nach China begonnen. Weiterhin wurde bereits in der Business Unit Styrenic Resins ein Restrukturierungsprogramm aufgesetzt, das die Aktivitäten in Europa und in Nordamerika neu ordnet.

Als weitere Restrukturierungsmaßnahmen kommen die Zusammenlegung, Verlagerung oder Schließung von Anlagen in Betracht. Außerdem ist eine weitere Reduzierung der Personalkosten, z.B. durch eine Verringerung der Mitarbeiterzahl sowie eine Überprüfung der Entlohnungs-, Sozialleistungs- und Arbeitszeitsysteme vorgesehen. Zu einzelnen personalbezogenen Themen hat der Vorstand der Gesellschaft bereits Beschlüsse gefasst. Im Zusammenhang mit den vorgesehenen Maßnahmen wurden erste Gespräche und Verhandlungen mit den Arbeitnehmervertretungen aufgenommen.

Aktives Portfolio-Management

Die Gesellschaft wird ihr Geschäfts- bzw. Produktportfolio unter Berücksichtigung von strategischen und Profitabilitäts-Gesichtspunkten einer ausführlichen Überprüfung unterziehen. Ziel ist ein deutlicher Anstieg der durchschnittlichen Profitabilität der Gesellschaft durch eine Konzentration auf nachhaltig profitable Geschäfte. Partnerschaften oder auch Desinvestitionen werden vor allem dort angestrebt, wo die Gesellschaft mit eigenen Mitteln nicht in einem gegebenen Zeitrahmen die angestrebte Positionierung erzielen kann.

Kurz- und mittelfristig sollen in diesem Zusammenhang die oben erwähnten Restrukturierungsprogramme mit dem Ziel erarbeitet werden, die nicht zufriedenstellend laufenden Geschäfte, wie beispielsweise Fibers, Fine Chemicals und Styrenic Resins, erfolgreich zu verbessern oder sie für Partnerschaften vorzubereiten. Damit soll auch die Flexibilität für Portfolioanpassungen erhöht werden.

Die Gesellschaft wird sämtliche Maßnahmen, die sich für Portfolioanpassungen bieten, prüfen. Sollten sich passende Gelegenheiten ergeben, wird die Gesellschaft auch kurzfristig Optionen zu Desinvestitionen und Partnerschaften, gegebenenfalls auch in profitablen Bereichen, realisieren.

Selektives organisches Wachstum in profitablen Geschäftsaktivitäten

Die Gesellschaft plant, kurz- bis mittelfristig durch selektives internes Wachstum ihre Geschäftsaktivitäten aus eigener Kraft zu entwickeln. Der Schwerpunkt dieses Wachstums soll in profitablen Geschäften mit attraktiven Wachstumschancen liegen. Beispielsweise wurde für die Business Unit Butyl Rubber ein Investitionsprogramm erarbeitet, das den Ausbau der Produktionskapazitäten in den kommenden zwei bis drei Jahren um voraussichtlich 25 % ermöglichen soll. Hierzu ist vorgesehen, dass die bestehenden Produktionsstätten in Belgien und Kanada ausgebaut bzw. Engpässe beseitigt werden. Hierfür sollen ca. EUR 40 Mio. investiert werden.

Darüber hinaus soll die Präsenz in Asien, speziell in China, gestärkt werden. Hier strebt die Gesellschaft an, zunächst gezielt durch Maßnahmen mit geringem Investitionsaufwand, insbesondere Technologie- und Produktions-Joint Ventures, zu wachsen. Ein Beispiel ist die Gründung eines Joint Venture-Unternehmens zur Herstellung von Hydrazinhydrat zwischen LANXESS und der chinesischen Weifang Yaxing Chemical Company Ltd. im September 2004. Die Gesellschaft plant, auch weiterhin intensiv die Entwicklung auf dem asiatischen Markt zu beobachten und zusammen mit geeigneten Partnern die Marktpositionen des LANXESS-Konzerns gezielt auszubauen.

Marktumfeld und Wettbewerb

Die Marktstruktur der internationalen Chemie- und Polymermärkte, auf denen LANXESS Produkte anbietet, ist durch wenige große global operierende Unternehmen, die jeweils auf einer Reihe unterschiedlicher Einzelmärkte tätig sind, geprägt. Diese global tätigen Unternehmen konkurrieren häufig mit einer Vielzahl kleiner bis mittlerer Anbieter, die vornehmlich auf ihren jeweiligen lokalen Märkten tätig sind. Auf Kundenseite stehen dem ebenfalls eine Vielzahl kleinerer und größerer Unternehmen mit sehr unterschiedlichen Abnahmemengen gegenüber. Eine besondere Struktur besteht auf dem Kautschukmarkt, der von wenigen Kunden, insbesondere aus der Reifenindustrie, geprägt ist.

Die weltweiten Chemie- und Polymermärkte, auf denen LANXESS tätig ist, sind aufgrund des hohen Kommoditisierungsgrads der meisten Produkte in der Regel durch intensiven Wettbewerb mit erheblichem Margendruck geprägt. Ausgehend von einer allgemein hohen Produktqualität spielen im Wettbewerb insbesondere die Absatzpreise und die Qualität der Auftragsabwicklung, einschließlich der Lieferlogistik, eine wichtige Rolle. Auf Märkten für Spezialprodukte ist daneben auch die anwendungstechnische Beratungsleistung ein wichtiger Wettbewerbsvorteil.

Die lange Zeit stabilen Strukturen der Chemie- und Polymermärkte sind in den letzten Jahren in Bewegung gekommen. In Europa und den USA ist eine nachlassende Wachstumsdynamik zu verzeichnen. Aufgrund steigender Nachfrage in Asien drängen insbesondere in weniger technologie- bzw. kapitalintensiven Bereichen neue Chemie- sowie Polymeranbieter auf lokale Märkte. Daneben weiten diese neuen Anbieter, insbesondere aus China und Indien, ihr Geschäft über ihre Heimatmärkte nach Europa und Amerika aus. Weiterhin hält aufgrund des in weiten Teilen des Markts herrschenden Preiswettbewerbs insbesondere für kommoditisierte Produktgruppen und des daraus resultierenden Margendrucks der Konsolidierungstrend in der chemischen Industrie an.

Die Entwicklung auf den internationalen Chemie- und Polymermärkten weist ausgeprägte Zyklen auf. Je nach Einzelmarkt wechseln sich dabei in längeren oder kürzeren Wellen Zeiten höheren Marktwachstums mit Zeiten der Stagnation oder des Marktrückgangs ab. Übergänge zwischen Marktwachstum und Marktrückgang können dabei sehr rasch erfolgen. Zum Teil weichen Marktentwicklungen für Produkte in den verschiedenen Regionen voneinander ab. Generell folgt die Entwicklung der globalen Chemie- und Polymermärkte den Entwicklungen auf den jeweiligen Abnehmermärkten.

Die internationalen Chemie- und Polymermärkte befinden sich derzeit in einem generellen Aufwärtstrend, dessen Höhepunkt die Gesellschaft für die Jahre 2006 (vgl. auch World Petrochemical Conference der CMAI, November 2004) oder 2007 erwartet. Das LANXESS-Portfolio beinhaltet sowohl Geschäfte im Bereich Basischemikalien als auch im Bereich Fein- und Spezialchemie. Letztere weisen typischerweise weniger ausgeprägte Zyklen auf. Das Geschäft mit Basischemikalien profitiert derzeit nach Einschätzung der Gesellschaft überproportional vom Erholungspotential bezüglich Preis- und Mengenentwicklung.

Die Umsatzentwicklung der Segmente Engineering Plastics und Chemical Intermediates folgt in bedeutendem Umfang den Zyklen der weltweiten Polymer-bzw. Chemiemärkte. Das Segment Engineering Plastics ist außerdem in weiten Teilen von der Entwicklung der Automobilindustrie, und dort insbesondere der Automobilzulieferindustrie, abhängig. Das Segment Performance Chemicals mit einem stark diversifizierten Produktportfolio und einer großen Anzahl an

Nischenmärkten weist dagegen eine geringere Abhängigkeit von allgemeinen wirtschaftlichen Entwicklungen auf. Auch der Geschäftsverlauf des Segments Performance Rubber — mit der Reifenindustrie als wichtigstem Abnehmer — ist weniger zyklisch, da die Produkte sowohl für Reifen zur Erstausrüstung als auch im Ersatzreifensegment eingesetzt werden.

Im Hinblick auf seine Abnehmerbranchen hängt LANXESS des Weiteren von der Entwicklung der Chemie- und kunststoffverarbeitenden Industrie, der Bauwirtschaft, der Life-Science-Industrie, der Elektronik- und Elektrotechnikindustrie sowie der Leder- und Papierindustrie ab.

Eine trennscharfe, industrieeinheitliche Abgrenzung der Chemie- sowie Polymermärkte, ihrer Einzelmärkte und Segmente oberhalb einzelner Produkte ist aufgrund der großen Zahl unterschiedlicher Produkte, deren differenzierten Anwendungsbereichen und den inhomogenen Marktstrukturen nicht vorhanden. Die Gesellschaft segmentiert im Folgenden für Zwecke dieses Prospekts ihre Absatzmärkte entsprechend des Produktangebots ihrer jeweiligen Business Units. Angaben über die jeweiligen Wettbewerbspositionen der Business Units fußen ebenfalls auf dieser Marktsegmentierung. Die nachfolgende Beschreibung des Marktumfelds sowie der Wettbewerbspositionen geben, soweit nicht anders vermerkt, die Einschätzungen der Gesellschaft wieder (siehe auch *„Allgemeine Informationen — Hinweis zu Quellen der Marktangaben sowie zu Fachbegriffen"*).

Im Rahmen seiner weltweiten Geschäftsaktivitäten konkurriert LANXESS mit einer Reihe großer global agierender sowie, je nach Business Unit, einer Vielzahl kleinerer bis mittlerer, vornehmlich lokal tätiger, Unternehmen. Die Gesellschaft schätzt, dass gut zwei Drittel der LANXESS Business Units auf ihren jeweiligen Märkten führende Marktpositionen einnehmen.

Performance Rubber

Butyl Rubber

Das Geschäft mit halogenfreien und halogenierten Butyl-Kautschuken wird weltweit von wenigen großen Unternehmen geführt, die sich auf wenige globale Großkunden konzentrieren. Das Wachstum des Markts wird maßgeblich vom Wachstum des Autoreifenmarkts getrieben, das wiederum von der stark zunehmenden Anzahl von Automobilen und ihrer Nutzung in Asien — insbesondere in China — bestimmt wird. Außerhalb Asiens wird ein moderates Marktwachstum erwartet. Die Anzahl von Anbietern nimmt derzeit durch russische und neue chinesische Anbieter zu. In wichtigen Bereichen bedient LANXESS einen wesentlichen Teil des weltweiten Bedarfs an Butyl- und Halobutyl-Kautschuk und gehört damit zu den führenden Anbietern (IISRP, Worldwide Rubber Statistics 2003). Hauptwettbewerber der Business Unit ist Exxon Mobil Corporation, New Jersey bzw. Irving/Texas, USA (nachfolgend „Exxon"). Weitere wichtige Wettbewerber sind Japan Synthetic Rubber Co., Ltd., Tokio, Japan (nachfolgend „JSR"), Sinopec Beijing Yan Hua Petrochemical Co. Ltd., Beijing, VR China (nachfolgend „Yan Hua"), und einige russische Unternehmen.

Polybutadiene Rubber

Die Business Unit Polybutadiene Rubber ist im Bereich Polybutadien- und Lösungs-Styrol-Butadien-Kautschuke tätig. Etwa zwei Drittel des nordamerikanischen und ca. ein Drittel des europäischen Bedarfs an diesen Kautschuktypen entfällt auf die Eigenproduktion der großen Reifenproduzenten. Zusätzlich sind weitere Produzenten von Polybutadien (sog. „Merchant Producer") als Zulieferer der Reifenindustrie tätig. Das Geschäft mit Polybutadien-Kautschuken wächst global mit dem Wirtschaftswachstum, am stärksten in Asien (SRI, Chemical Economics Handbook, „Polybutadien Elastomers", Mai 2003). Gleichzeitig baut eine wachsende Zahl von Kunden neue Produktionsstandorte dort auf, aber auch in anderen Niedriglohnregionen wie Lateinamerika und Osteuropa. Große Reifenproduzenten mit eigener Polybutadienproduktion ziehen sich zunehmend aus dem Merchant Market zurück und nutzen diese soweit wie technisch möglich für die Eigenversorgung. Die Business Unit Polybutadiene Rubber gehört zu den führenden Herstellern von Polybutadien-Kautschuken weltweit und betreibt als einziger der sog. Merchant Producer Produktionsanlagen auf zwei Kontinenten (Nordamerika und Europa). Ihre Hauptwettbewerber sind Firestone Polymers LLC, Akron/Ohio, USA, The Goodyear Tire & Rubber Company, Akron/Ohio, USA, The Dow Chemical Company, Delaware bzw. Midland/Michigan,

USA (nachfolgend „Dow Chemical"), Polimeri Europa S.p.A., Mailand, Italien, (nachfolgend „Polimeri Europa"), JSR Corporation, Tokio, Japan, UBE Industries, Ltd., Tokio, Japan (nachfolgend „UBE"), Korea Kumho Petrochemical Co., Ltd., Seoul, Südkorea, Nippon Zeon Co., Ltd., Tokio, Japan (nachfolgend „Nippon Zeon"), Yan Hua sowie Michelin, Clermont-Ferrand, Frankreich.

Technical Rubber Products

Die Business Unit Technical Rubber Products bedient die Segmente für Spezialelastomere auf Basis von Chloropren-Kautschuk (CR), Nitrilkautschuk (NBR), hydriertem Nitrilkautschuk (HNBR), Ethylen-Propylen-Dien-Kautschuk (EPDM), Emulsions-Styrol-Butadien-Kautschuk (E-SBR) und Ethylen-Vinylacetat-Kautschuk (EVM). Während Segmente mit reiferen Produkten moderat wachsen, weisen Segmente mit Spezialprodukten höhere Wachstumsraten auf. In regionaler Hinsicht sind die größten Wachstumsraten in Asien zu verzeichnen. Entsprechend dem Trend der Abnehmerindustrien ist eine Verlagerung der Produktionsstandorte in diese Region bei einer Anzahl von Kunden zu beobachten. Das Geschäft ist durch eine stark fragmentierte Kundenstruktur geprägt. Die Gesellschaft erwartet, dass bei EPDM sowie NBR der Preisdruck aufgrund von Angebotsknappheit nachlassen wird. Die Business Unit Technical Rubber Products zählt zu den global führenden Unternehmen auf dem Gebiet der Spezialelastomere. Ihre Hauptwettbewerber sind Nippon Zeon, Polimeri Europa, DuPont Dow Elastomers, Wilmington/Delaware, USA, (ein Joint Venture zwischen E.I. Du Pont de Nemours, Wilmington/Delaware, USA, (nachfolgend „DuPont") und Dow Chemical), Royal DSM N.V., Heerlen, Niederlande (nachfolgend „DSM"), JSR und Exxon.

Engineering Plastics

Styrenic Resins

Die Business Unit Styrenic Resins produziert und vermarktet die thermoplastischen Kunststoffe ABS (Acrylnitril-Butadien-Styrol), SAN (Styrol-Acrylnitril Copolymer) sowie ABS+PA- (Polyamid) und ABS+AES (Acrylnitril-Ethylen-Propylen-Styrol)-Blends. Der ganz überwiegende Teil des weltweiten Volumens entfällt auf das Segment ABS; davon wird mehr als die Hälfte in Asien umgesetzt. Die Gesellschaft erwartet ein Mengenwachstum im ABS-Geschäft leicht oberhalb des weltweiten Wirtschaftswachstums, das im Wesentlichen auf die positive Entwicklung in Asien (insbesondere China) zurückzuführen sein wird. Das Geschäft in Europa und Nordamerika wächst moderat. Überkapazitäten sowie währungsabhängige Importe asiatischer Anbieter beeinträchtigen die Margen, speziell bei Standard ABS-Typen. LANXESS nimmt eine führende Stellung im ABS-Geschäft ein, insbesondere in Europa, Nord- und Südamerika sowie Indien. Besondere Technologiekompetenz besitzt die Business Unit bei eingefärbten Produkten und Spezialitäten. Ihre Hauptwettbewerber sind Chi Mei Corporation, Tainan County, Taiwan, BASF Aktiengesellschaft, Ludwigshafen, Deutschland (nachfolgend „BASF"), LG Chem, Ltd., Seoul, Südkorea, Dow Chemical sowie GE Advanced Materials (ein Geschäftsbereich der General Electric Company, New York bzw. Fairfield/Connecticut, USA).

Semi-Crystalline Products

Die Business Unit Semi-Crystalline Products bedient den Bedarf an technischen Kunststoffen auf Basis von Polyamiden und Polyestern. Außerdem werden deren Vorprodukte (Caprolactam und Adipinsäure) und Glasfasern vermarktet. Die Gesellschaft rechnet mit einem Wachstum des Geschäfts oberhalb des allgemeinen Wirtschaftswachstums. Sie erwartet dabei, dass das Wachstum in diesen Bereichen insbesondere durch die Regionen Asien — vor allem China — und Gesamteuropa bestimmt wird. Das Geschäft ist durch eine stark fragmentierte Kundenstruktur geprägt. Unternehmen der verschiedenen Abnehmerindustrien bauen ihre Produktion zunehmend auch in Asien auf. Wachstumschancen für die Kunststoffe, die von der Business Unit vermarktet werden, ergeben sich auch aus der Substitution anderer Materialien (z.B. Hybrid-Technologie, bei der Kunststoffe zusammen mit Metallen verarbeitet werden). Die Business Unit Semi-Crystalline Products nimmt in Europa eine bedeutende Stellung ein. Außerdem ist sie in Nischenmärkten in Nord- und Südamerika und Asien aktiv. Ihre Hauptwettbewerber sind BASF, DuPont, Rhodia, Paris, Frankreich (nachfolgend „Rhodia"), UBE und DSM. Mit DuPont unterhält

Semi-Crystalline Products ein Joint Venture zur Herstellung von Polybutylenterephthalat (PBT) in Hamm-Uentrop.

Fibers

Das Geschäft mit synthetischen Elastan-Fasern (Spandex) sowie Polyamid- und Polyester-Monofilen ist wettbewerbsintensiv. Auf das Segment Elastan-Fasern entfällt der ganz überwiegende Teil des weltweiten Bedarfs (über 90 % gemessen am Umsatz); die Segmente Polyamid- und Polyester-Monofile stellen ein Spezialitätengeschäft dar. Vor allem asiatische Anbieter bauen kontinuierlich Spandex-Kapazitäten auf und einzelne Anbieter vertreiben ihre Produkte verstärkt in Nord- und Südamerika sowie Europa. Die Wachstumsraten liegen deutlich über dem allgemeinen Wirtschaftswachstum. Asien ist der mit Abstand größte Markt und weist die höchsten Wachstumsraten auf. Die Business Unit nimmt in Europa sowie Nord- und Südamerika eine führende Position ein. Im Bereich Textilfasern sind Hauptwettbewerber der Business Unit Invista, Wichita/Kansas, USA, Radici Fil SpA, Casnigo, Italien und Fillattice, Capriate S. Gervasio, Italien sowie verschiedene Unternehmen in Asien, wie z.B. Hyosung Corporation, Seoul, Südkorea, Asahi Kasei Fibers Corporation, Osaka, Japan, Yantai Spandex Stock Co. Ltd., Yantai, VR China, Tongkook Corporation, Chung-gu, Südkorea, und Taekwang Industries Company Limited, Seoul, Südkorea. Im Bereich Monofilament-Fasern konkurriert LANXESS unter anderem mit Teijin Monofilament Limited, Osaka, Japan, Filkemp Industria de Filamentos SA, Mem Martins, Portugal, Hahl Filaments GmbH & Co. KG, Munderkingen, Deutschland, Monofil-Technik GmbH, Hennef, Deutschland, Rhodia Technical Fibers, Malmaison, Frankreich, Shakespeare Monofilaments and Specialty Polymers, Columbia/South Carolina, USA, SIAT Societa Italiana Applicazione Termoplastici s.r.l., Caronno, Italien und MA.RE. S.p.A., Pilzone d'Iseo, Italien.

Chemical Intermediates

Basic Chemicals

Die Business Unit Basic Chemicals bedient den Bedarf an aromatischen Basischemikalien (Chlorbenzole, Nitrotoluole, Chlortoluole, Kresole und Monoisocyanate), Benzylprodukten, Polyolen, Aminen und anorganischen Säuren. Das Umfeld des Geschäfts mit Basischemikalien ist dadurch gekennzeichnet, dass es, mit der Ausnahme von Indien und VR China, nur eine begrenzte Anzahl von Wettbewerbern gibt.

Der Wettbewerb bei Basischemikalien nimmt durch asiatische Anbieter zu. Viele Kunden verlagern gleichzeitig Produktionsstätten nach Asien. In allen Bereichen werden weitere Konsolidierungen erwartet. Die Gesellschaft geht davon aus, dass bestehende Überkapazitäten z.B. bei Nitrotoluolen auch in den nächsten Jahren fortbestehen werden. Gleichzeitig erwartet die Gesellschaft ein Wachstum des Geschäfts mit Basischemikalien leicht unterhalb des allgemeinen Wirtschaftswachstums. Die Business Unit Basic Chemicals nimmt in den meisten Produktsegmenten führende Positionen weltweit ein.

Die Business Unit konkurriert aufgrund der Breite des Produktportfolios je nach Segment mit einer Reihe von unterschiedlichen Unternehmen. Die wichtigsten Wettbewerber der Business Unit sind BASF, Dow Chemical, Jiangsu Yangnong Chemical Group Company Limited, Yangzhou, VR China, Kureha Chemical Industry Co. Ltd., Tokio, Japan, Merisol USA LLC, Houston/Texas, USA, Tessenderlo SA-MV, Brüssel, Belgien, Perstorp AB, Perstorp Kristianstad, Schweden, Celanese Ltd., Dallas/Texas, USA, Lonza Group Ltd., Basel, Schweiz (nachfolgend „Lonza"), und DSM.

Fine Chemicals

Die Business Unit Fine Chemicals bietet Custom Manufacturing Services, insbesondere im Bereich Agrochemikalien sowie in den Bereichen Pharmachemikalien und Specialties, an. Feinchemikalien werden auf einem globalen Markt ohne weitergehende regionale Segmentierung vertrieben. Durch verstärktes Insourcing der großen Pharmaunternehmen sowie die Errichtung zahlreicher Neuanlagen durch Wettbewerber bestehen derzeit Überkapazitäten im Pharma-Custom Manufacturing. Gleichzeitig etablieren sich asiatische Anbieter zunehmend als Zulieferer von Vorprodukten. Es herrscht erheblicher Preisdruck. Aufgrund des steigenden Wettbewerbs schreitet die Marktkonsolidierung voran. In den letzten Jahren verlief die Entwicklung im Geschäft für Feinchemikalien sehr volatil. Ein Schwerpunkt der Geschäftstätigkeiten der Business Unit Fine Chemicals liegt im Bereich der komplexen chemischen Synthesen. Bei Custom Manufacturing (z.B. bei Agrochemikalien) gehört die Business Unit zu den führenden Unternehmen weltweit. Hauptwettbewerber sind DSM, Lonza, Degussa AG, Düsseldorf, Deutschland, und Rhodia.

Inorganic Pigments

Die Business Unit Inorganic Pigments ist in den Segmenten synthetische Eisenoxidpigmente und Chromoxidpigmente tätig. Synthetische Eisenoxide stellen etwa ein Drittel des weltweiten Volumens an anorganischen Farbpigmenten dar (der Anteil der Chromoxidpigmente liegt unter 5 %). Der restliche Teil des Volumens entfällt auf natürliche Eisenoxide und Ruße. Im Einklang mit der derzeitigen Entwicklung zu staubfreien Anwendungsformen vertreibt LANXESS auch granulierte und kompaktierte Eisenoxide. Das Geschäft wächst beständig leicht unterhalb des allgemeinen Wirtschaftswachstums. Ca. 40 % der Eisenoxidpigmente werden nach Einschätzung der Gesellschaft derzeit in China hergestellt und zu teilweise sehr niedrigen Preisen vermarktet. Das Segment ist geprägt durch eine Vielzahl von chinesischen Herstellern und Händlern mit guter Verfügbarkeit von einfachen Qualitäten für den Bausektor. Trotz Überkapazitäten bei den chinesischen Herstellern traten im Jahr 2004 wegen Problemen bei der Rohstoff- (Schrott) und Energieversorgung Versorgungsengpässe auf. Durch die erwartete Konsolidierung der Wettbewerber verstärkt sich der Wettbewerbsdruck. Einige wenige Unternehmen besitzen erhebliche Marktanteile. Die Gesellschaft erwartet, dass zukünftig der Bedarf an Eisenoxidpigmenten durch europäische und chinesische Unternehmen bedient wird. Einige Wettbewerber beginnen, Produktionskapazitäten nach China zu verlagern. Die Business Unit Inorganic Pigments konnte im Jahr 2004 Marktanteile zurückgewinnen. Sie gehört derzeit mit ihrem breiten Produktsortiment zu den führenden Unternehmen in den Bereichen der Eisenoxid- und Chromoxidpigmente.

Hauptwettbewerber der Business Unit sind im Segment Eisenoxidpigmente Elementis plc, Staines, Großbritannien („Elementis"), Rockwood Specialities Group, Inc., Delaware bzw. Princeton/New Jersey, USA, und verschiedene chinesische Produzenten, z.B. Hunan Three-Rings Corp. Ltd., Shaoyang, VR China, und Deqing Huayuan Pigment Co. Ltd. of Shenghua Group, Zhejiang, VR China. Im Segment Chromoxidpigmente sind die Hauptwettbewerber Elementis, Nikon Denka, Japan, und Anbieter aus Russland, Kasachstan und der VR China.

Performance Chemicals

Material Protection Products

Die Business Unit Material Protection Products ist im Bereich Biozidwirkstoffe und -formulierungen sowie Materialschutzstoffe zur industriellen Konservierung, Desinfektion und Körperpflege, für Holzschutz und Antifouling sowie im Bereich der Kaltsterilisation spezieller Getränke tätig. Für den Bereich der Biozid- und Materialschutzstoffe wird ein moderates Wachstum in der Größenordnung des allgemeinen Wirtschaftswachstums erwartet. Der größte Markt für Biozide und Materialschutzstoffe befindet sich in Nordamerika, gefolgt von Europa und Asien. Die Anzahl der Anbieter in diesem Bereich wächst derzeit durch das Hinzutreten von neuen asiatischen Produzenten. Die zunehmende gesetzliche Regulierung von Bioziden und Materialschutzstoffen insbesondere in Europa wirkt auch als Markteintrittsbarriere, die zur Stärkung der großen Marktteilnehmer führen könnte. Unter den europäischen Anbietern nimmt die Business Unit eine führende Position ein. Ihr Umsatz ist in den letzten drei Jahren durch internes und externes Wachstum stark gewachsen.

Hauptwettbewerber der Business Unit sind Arch Chemicals, Inc., Norwalk/Connecticut, USA, Dow Chemical, Lonza, Rohm und Haas Company, Philadelphia/Pennsylvania, USA (nachfolgend „Rohm & Haas"), und Thor GmbH, Speyer, Deutschland.

Functional Chemicals

Die Business Unit Functional Chemicals ist hauptsächlich auf Nischenmärkten für Kunststoffadditive, Wasser- und Spezialchemikalien, Farbmittel und Flammschutzmittel tätig. Die einzelnen Bereiche weisen sehr heterogene Strukturen und ein Wachstum in der Größenordnung des allgemeinen Wirtschaftswachstums auf. Bei den Wasser- und Spezialchemikalien setzt sich der Konsolidierungstrend fort. Bei Flammschutzmitteln besteht aufgrund der besseren Umweltverträglichkeit ein breiter Trend von bromhaltigen hin zu halogenfreien phosphorbasierten Flammschutzmitteln, ein Schwerpunkt der Business Unit Functional Chemicals. Aufgrund der hohen technologischen und strukturellen Anforderungen bei der Entwicklung neuer Flammschutzmittel profitieren von diesem Trend insbesondere größere Hersteller. Die Business Unit Functional Chemicals nimmt auf den Teilmärkten für Hilfsmittel zur Wasserkonditionierung und für phosphorhaltige Flammschutzmittel führende Marktpositionen ein. Ihre Hauptwettbewerber sind BASF, Crompton Corporation, Delaware bzw. Middlebury/Connecticut, USA (nachfolgend „Crompton"), Great Lakes Chemical Corporation, Delaware bzw. Indianapolis/Indiana, USA, Ciba Specialty Chemicals Holding Inc., Basel, Schweiz (nachfolgend „Ciba Specialty Chemicals"), Clariant International Ltd., Muttenz, Schweiz (nachfolgend „Clariant"), Sun Chemical Group B.V., Weesp, Niederlande, Akzo Nobel N.V., Arnheim, Niederlande, Ferro Corp., Cleveland/Ohio, USA, FMC Corp., Philadelphia/Pennsylvania, USA, und Lonza.

Leather

LANXESS ist mit seiner Business Unit Leather im Geschäft mit Lederchemikalien, insbesondere in den Segmenten anorganische und synthetische Gerbstoffe, Konservierungs- und Fettungsmittel, Farbstoffe sowie Gerberei- und Zurichthilfsmittel, tätig. Die größten Märkte für Lederchemikalien befinden sich in Asien, insbesondere in China. Die Gesellschaft erwartet positive Wachstumsimpulse speziell aus dem Bereich der Automobilindustrie. Mit seiner Business Unit Leather nimmt LANXESS weltweit eine führende Position bei den Lederchemikalien ein. Ihre Hauptwettbewerber sind BASF, Clariant, TFL Holding GmbH, Weil am Rhein, Deutschland, und Stahl Holland B.V., Waalwijk, Niederlande.

Textile Processing Chemicals

Das Geschäft mit Textil- bzw. Textilverarbeitungschemikalien (Chemikalien zur Vorbehandlung, Färberei, zum Textildruck sowie zur Ausrüstung) ist stark fragmentiert. Keiner der Anbieter besitzt eine herausragende Stellung. Nur einige wenige große Anbieter agieren weltweit und bieten ein Produktportfolio an, das einen großen Teil der gesamten Textilverarbeitung abdeckt. Die Geschäftsentwicklung im Bereich Textil- bzw. Textilverarbeitungschemikalien wird maßgeblich durch die globale Textilindustrie bestimmt. Die globale Textilindustrie wächst zwar mit der Weltbevölkerung, Produktivitätssteigerungen und hoher Preisdruck mindern jedoch den Gesamtumsatz. Bei Textilien handelt es sich um ein stark regionales Geschäft, da die Produktanforderungen und -trends regional sehr unterschiedlich sind. Traditionell wichtige Märkte für Textilien wie Westeuropa, Japan und die USA sind gesättigt und schrumpfen. Die Business Unit Textile Processing Chemicals mit ihren Geschäftsschwerpunkten Textilvorbehandlung, Färbereihilfsmittel, Ausrüstung sowie Textildruck ist einer der wenigen großen sowie international aktiven Anbieter. Ihr Portfolio setzt sich dabei aus Produkten zusammen, die im Wesentlichen Wachstumsraten unterhalb des allgemeinen Wirtschaftswachstum aufweisen. Die Produktion der Business Unit erfüllt im weltweiten Vergleich strenge Umweltschutzstandards. Beim Ink Jet Druck von Teppichen nimmt sie nach Einschätzung der Gesellschaft eine führende Marktposition ein. Hauptwettbewerber der Business Unit sind BASF, Clariant, Ciba Specialty Chemicals, CHT R. Beitlich GmbH, Tübingen, Deutschland und Cognis Deutschland GmbH & Co. KG, Düsseldorf, Deutschland.

Paper

Die Business Unit Paper ist im Bereich chemischer Additive für die Papierindustrie (insbesondere Weißtöner, Prozess- und Funktionschemikalien sowie Farbstoffe) tätig. Die Gesellschaft erwartet eine Entwicklung des Geschäfts mit Additiven für die Papierindustrie im Rahmen des allgemeinen Wirtschaftswachstums. Das Geschäft ist durch erheblichen Preisdruck geprägt, der insbesondere aus dem starken Wettbewerb, auch bezüglich technischer Zusatzleistungen, sowie dem Aufkommen neuer Anbieter insbesondere in Asien resultiert. Bestehende Überkapazitäten werden zu einer weiteren Marktkonsolidierung beitragen. Die Business Unit nimmt im Bereich optischer Aufheller und flüssiger Farbstoffe bedeutende Positionen ein. Hauptwettbewerber sind BASF, Nalco Holdings LLC, Delaware bzw. Naperville/Illinois, USA, Kemira Oyj, Helsinki, Finnland, Ciba Specialty Chemicals, Clariant, Hercules Incorporated, Wilmington/Delaware, USA, und EKA Chemicals AB, Bohus, Schweden.

RheinChemie

Das Geschäft mit Wirkstoffpräparaten und Chemikalienspezialitäten zur Verbesserung von Materialeigenschaften ist auf Kundenseite vorwiegend durch mittelständische Unternehmen aus den Bereichen Kautschuk, Kunststoffe, Polyurethan sowie Schmiermittel geprägt. Auf Anbieterseite sind im wichtigen Segment der polymergebundenen Chemikalien weltweit lediglich kleinere Unternehmen aktiv. Die technischen Anforderungen von Kunden insbesondere in Asien, Mittel- und Osteuropa sowie Brasilien nehmen zu. Gleichzeitig reduziert eine wachsende Anzahl von Kunden aus Kostengründen ihre Kapazitäten zur technischen Anwendungsentwicklung, was nach Einschätzung der Gesellschaft zu zusätzlichem Wachstumspotential für Anbieter, die überwiegend nach Kundenspezifikationen produzieren, führen soll.

Die Business Unit RheinChemie konzentriert sich als Anbieter von Wirkstoffpräparaten und Chemikalienspezialitäten zur Verbesserung von Materialeigenschaften auf kleine und mittlere Unternehmen. In bestimmten Bereichen — etwa als Partner der Schmiermittelindustrie — sieht sich RheinChemie daneben auch bei anderen Kunden als führender Anbieter. Besonders stark ist RheinChemie im Geschäft mit Polymerdispersionen für die Gummiindustrie und Hydrolyseschutzstoffen für Kunststoffe und Polyurethane. Ihre Hauptwettbewerber sind Lubrizol Corporation, Wickliffe/Ohio, USA, Raschig GmbH, Ludwigshafen, Deutschland, Schill+Seilacher Aktiengesellschaft, Böblingen, Deutschland, Air Products and Chemicals, Inc., Delaware bzw. Allentown/Pennsylvania, USA, und MLPC International, Rion de Landes, Frankreich (Tochtergesellschaft von Atofina, Paris, Frankreich).

Rubber Chemicals

Das Angebot an Kautschukchemikalien konzentriert sich weltweit auf wenige Anbieter. Die größten Anbieter sind Flexsys N.V., St-Sevens-Woluwe, Belgien (nachfolgend „Flexsys"), LANXESS und Crompton.

Das Geschäft mit Kautschukchemikalien hängt weitgehend von der kautschukverarbeitenden Industrie ab. Insbesondere der von der Automobilindustrie auf ihre Zulieferer ausgeübte Preisdruck macht sich auch bei den Kautschukchemikalien bemerkbar. Durch den jüngsten starken Anstieg der Rohstoffpreise ist der Druck auf die Margen noch deutlicher gestiegen. Neue Chancen erwartet die Gesellschaft von Innovationen und neuen Anwendungsgebieten. Die Business Unit Rubber Chemicals gehört zu den weltweit führenden Unternehmen im Bereich Kautschukchemikalien.

Ion Exchange Resins

Die Business Unit Ion Exchange Resins ist in den Bereichen Ionenaustauscher, Adsorber und Funktionspolymere zur Behandlung von Wasser und anderen Flüssigkeiten tätig. Da es sich bei den entsprechenden Produkten weitgehend um Investitionsgüter handelt, ist das Geschäft durch deutliche Entwicklungszyklen geprägt. Gleichzeitig weist es eine sehr heterogene Kundenstruktur auf. Beim Bau von Anlagen für die Wasseraufbereitung besteht heute bereits die Möglichkeit, dass Ionenaustauscher durch die Technologie der Revers-Osmose ersetzt werden. Die Gesellschaft geht davon aus, dass dies die Umsätze der Business Unit kurz- bis mittelfristig nicht signifikant beeinträchtigen wird. Hauptwettbewerber der Business Unit sind Dow Chemical, Purolite International Limited, Pontyclun, Großbritannien, Mitsubishi Chemical Corporation, Tokio, Japan, sowie Rohm & Haas.

Produktsortiment

Das Produktportfolio des LANXESS-Konzerns setzt sich vorwiegend aus bewährten und damit reiferen Produkten aus den Bereichen Polymere sowie Basis-, Spezial-und Feinchemikalien zusammen. Darüber hinaus produziert und vertreibt LANXESS jedoch auch jüngere Produkte mit hohem Innovationspotential wie z.B. hochtemperaturbeständige Anwendungen im Motorenbau (Strukturbauteile, Öl-Module sowie Ölwannen etc.).

In den zwei Segmenten Performance Rubber und Engineering Plastics sind die wesentlichen Polymeraktivitäten des LANXESS-Konzerns gebündelt. Ergänzend tragen die Business Units Functional Chemicals, RheinChemie, Rubber Chemicals und Ion Exchange Resins aus dem Segment Performance Chemicals mit ihren Polymeren oder Polymeradditiven zur Polymerkompetenz bei. Daneben produzieren und vertreiben die Business Units des Segments Performance Chemicals insbesondere Veredlungsmittel bzw. Additive für die Leder-, Textil- und Papierindustrie sowie Materialschutzprodukte. Das Segment Chemical Intermediates umfasst Aktivitäten im Bereich der Basis- und Feinchemikalien, die als Zwischenprodukte in einer Vielzahl von Anwendungsgebieten zum Einsatz kommen, und der anorganischen Pigmente zur Einfärbung z.B. von Betonteilen und Lacken.

Performance Rubber

Butyl Rubber

Die Business Unit Butyl Rubber produziert hochwertige Kautschukprodukte für die Reifen- und Gummiindustrie. Butyl-Kautschuk besitzt die Eigenschaft, luftundurchlässig zu sein. Aufbauend auf dieser Eigenschaft produziert und vermarktet die Business Unit Butyl-, Brombutyl- und Chlorbutyl-Kautschuke. Brom- und Chlorbutyl-Kautschuke werden in schlauchlosen Pkw-, Lkw- und Flugzeugreifen verwendet. Spezialanwendungen sind Pharma-Verpackungen und Schutzbekleidungen. Butyl-Kautschuke finden sich beispielsweise in Fahrradschläuchen, Lkw-Schläuchen und Bällen. Eine interessante Nischenanwendung ist noch immer der Kaugummi-Markt.

Polybutadiene Rubber

Die Business Unit Polybutadiene Rubber bietet die Allzweck-Kautschuke PBR (Polybutadiene Rubber) und S-SBR (Solution-Styrene-Butadiene-Rubber) an. Die verschiedenen Synthesekautschuke werden unter den Markennamen Buna™ CB/Buna™ VSL (nicht registriert in den USA) und Taktene® vertrieben und überwiegend in Reifenmischungen und zur Kunststoffmodifizierung (HIPS/High Impact Polystyrene) eingesetzt. Weitere Verwendung finden sie in technischen Gummiwaren, Elektronikartikeln und Golfbällen. Neben Neodym- und Cobalt- umfasst das Produktportfolio auch lithiumkatalysiert hergestellte Polybutadiene.

Technical Rubber Products

Die Business Unit Technical Rubber Products ist einer der bedeutenden Anbieter von Spezialelastomeren für die gummiverarbeitende Industrie weltweit. Die Produkte der Business Unit werden im Wesentlichen zu technischen Gummiwaren außerhalb der Reifenindustrie weiterverarbeitet sowie als Modifikatoren für Kunststoffe und als Klebstoffrohstoffe eingesetzt. Dabei spielen insbesondere die Abriebfestigkeit, Hitze- und Ölbeständigkeit sowie die Resistenz gegen aggressive Umwelteinflüsse eine wichtige Rolle.

Zentrale Produkte der Business Unit sind Polychloropren Festkautschuk und Latex (CR/Baypren®), Ethylen-Propylen-Dien-Kautschuk (EPDM/Buna™ (nicht registriert in den USA) EP), Nitrilkautschuk (NBR/Krynac®, Baymod® N, Perbunan®), Hydrierter Nitrilkautschuk (HNBR/Therban®), Ethylen-Vinylacetat-Kautschuk (EVM/Levapren®, Levamelt®, Baymod® L) sowie Emulsions-Styrol-Butadien-Kautschuke (E-SBR/Krylene®, Krynol™). Die breite Produktpalette der Business Unit ist unter anderem zugeschnitten auf Anwendungen in den Bereichen Automobile, Bauwesen, Elektronik, Maschinenbau, Industrieanlagen, Öl-Exploration, Luftfahrt sowie Haushalts- und Schuhwaren.

Engineering Plastics

Styrenic Resins

Die Business Unit Styrenic Resins gehört zu den weltweit tätigen Anbietern von ABS-, SAN- und ABS+PA Kunststoffen. Zu ihren wichtigsten Produkten zählen die ABS-Marken Novodur®, Lustran® ABS und Absolac™ mit Anwendungsschwerpunkten in den Bereichen Haushaltswaren, Automobil, Elektroartikel und Medizintechnik. Die SAN-Typen Lustran® SAN und Absolan™ finden z.B. bei Batteriegehäusen, Feuerzeugen und Kosmetikverpackungen Einsatz. Die Aktivitäten im Bereich der ABS+PA-Blends werden unter der Marke Triax® gebündelt und erschließen neue Anwendungsfelder insbesondere im Automobilbau sowie für die Elektro- und Elektronik-Branche. Die ASA- und AES-Polymere werden in den USA unter der Marke Centrex® vermarktet, speziell im Bereich witterungsbeständiger Außenanwendungen wie z.B. Wohnmobile und Whirlpools.

Semi-Crystalline Products

Mit den hochwertigen Kunststoffen Durethan® (Basis Polyamid 6 und Polyamid 6.6) und Pocan® (Basis Polybutylenterephthalat) sowie deren Vorprodukten (Caprolactam und Adipinsäure) und Glasfasern verfügt die Business Unit Semi-Crystalline Products über ein zukunftsorientiertes Produktsortiment. Durethan® und Pocan® werden sowohl unverstärkt als auch als Compound (zum Teil glasfaserverstärkt) vermarktet. Die wichtigsten Einsatzgebiete dieser Produkte finden sich im Automobilbereich, den Bereichen Elektrotechnik und Elektronik sowie Verpackung. Die Kunststoffe werden beispielsweise im Rahmen der sog. Hybrid-Technologie zusammen mit Metallen zu hochfesten und auch bei Hitze formstabilen Bauteilen verarbeitet.

Fibers

Die Business Unit Fibers produziert und vermarktet hochwertige Markenfasern für nahezu alle textilen Bereiche und bietet polyamid- und polyesterbasierte Monofilamente für technische Anwendungen an. Zu den wichtigsten Produkten der Business Unit gehören die Elastan-Faser Dorlastan® für die Bekleidungsindustrie, für Hygieneartikel und technische Gewebe sowie die Polyamid-Monofile mit Perlon®, Atlas® und Bayco® zum Einsatz in Vliesen für Papiermaschinen, Angelschnüren sowie der Seil- und Taufertigung. Die technischen Faser-Spezialitäten (Monofilamente) unterliegen anderen Markttrends als die Elastan-Fasern (Spandex). Aus diesem Grund plant die Gesellschaft derzeit eine Übertragung des Geschäfts mit Monofilamenten auf eine eigene LANXESS-Gesellschaft.

Chemical Intermediates

Basic Chemicals

Die Business Unit Basic Chemicals ist ein bedeutender Hersteller von qualitativ hochwertigen Industriechemikalien. Im breiten Produktangebot nehmen die Produkte des Aromaten-Verbunds (Chlorbenzole, Chlor- und Nitrotoluole, Kresole, Toluidine und Monoisocyanate) eine bedeutende Stellung ein. Außerdem produziert die Business Unit Amine, Aminoalkohole, Benzylprodukte, Flusssäure und Schwefelsäure, Thioprodukte wie Thionylchlorid und Sulfurylchlorid, Fluor-Verbindungen, Oxidationsprodukte wie Phthalsäureanhydrid, Maleinsäureanhydrid sowie Polyole wie Trimethylolpropan und Hexandiol. Die wesentliche Grundlage der Aromaten-Produktion bildet ein Verbund von Produktionsanlagen zur Chlorierung, Nitrierung, Hydrierung, Phosgenierung und Isomerentrennung, der das breite Produktangebot der Business Unit ermöglicht.

Fine Chemicals

Die Business Unit Fine Chemicals bietet Synthesen für Feinchemikalien im Bereich Custom Manufacturing an. Die Business Unit produziert und vermarktet zahlreiche Vor- und Zwischenprodukte für Pflanzenschutzmittel und pharmazeutische Wirkstoffe sowie andere hochwertige

Feinchemikalien (z.B. Vitamin-Vorprodukte, Vorprodukte für Kosmetika und die Elektroindustrie sowie Fotochemikalien).

Inorganic Pigments

Die Business Unit Inorganic Pigments ist ein weltweit tätiger Hersteller von Eisenoxid- und Chromoxid-Pigmenten mit einem breiten Produktsortiment. Zu den bevorzugten Verwendungsgebieten gehören die Einfärbung von Baustoffen (z.B. von Beton und Dachsteinen), Farben und Lacke, Kunststoffen und zahlreiche Spezialanwendungen. Zu den wichtigsten Produkten der Business Unit zählen die Eisenoxid-Pigmente Bayferrox®, Bayoxide®, Bayscape®, Colortherm® und die Chromoxid-Pigmente (z.B. Chromoxid GN).

Performance Chemicals

Material Protection Products

Die Business Unit Material Protection Products bietet ein breites Sortiment an Biozidwirkstoffen und -formulierungen sowie Materialschutzstoffen für Anwendungen in Bereichen wie industrielle Konservierung, Desinfektion und Körperpflege, Holzschutz und Antifouling sowie im Bereich der Kaltsterilisation spezieller Getränke an.

Die wichtigste Produktlinie stellt das Preventol®-Sortiment dar. Mit den Bakteriziden, Fungiziden, Insektiziden sowie Korrosionsinhibitoren dienen die Produkte der Business Units unter anderem dem Schutz von Hölzern, als Desinfektionsmittel in Krankenhäusern, in Haushalten, in der Industrie und bei der Tierhaltungshygiene. Daneben bestehen die Marken Solbrol™ (Konservierungsstoff für Kosmetika), Velcorin® (Kaltentkeimungsmittel für fruchtsafthaltige Getränke) sowie Tektamer®, Metasol® und Biochek®.

Functional Chemicals

Die Business Unit Functional Chemicals besitzt ein umfangreiches Sortiment an Kunststoffadditiven (unter anderem Weichmacher, Treibmittel, Emulgatoren), Phosphor- und Spezialchemikalien (Flammschutzmittel, Wasserchemikalien, Synthesechemikalien) sowie organischen und anorganischen Farbmitteln, d.h. Farbstoffe und Pigmente (zur Einfärbung von Kunststoffen sowie Lacken und Farben, im Ink Jet Druck, aber auch für Spezialeinfärbungen, z.B. von Pflanzenschutzmitteln). Weitere bedeutende Einsatzgebiete für die Produkte finden sich in den Bereichen Polymerverarbeitung, Bürokommunikationsgeräte, optische Datenspeicher und Wasserbehandlung, aber auch als Flammschutzmittel für Kunststoffe und Polyurethan oder als Synthesechemikalien.

Zu den wichtigen Produkten der Business Unit gehören Baypure® (Wasserkonditionierung, Waschmittel und Oberflächenreiniger), Hydrazinhydrat (zur Synthese von pharmazeutischen Präparaten und Pflanzenschutzmitteln) und Levoxin™ (eingesetzt als Korrosionsschutz in geschlossenen Wasser-/Dampfkreisläufen), Disflamoll®, Bayfomox®, Levagard™ (Flammschutzmittel), Phosphorchloride (Vorstufen z.B. für phosphororganische Ester/ Flammschutzmittel), Macrolex®, Bayplast® (organische Farbstoffe für die Kunststoffeinfärbung), Mesamoll®, Adimoll®, Ultramoll®, Unimoll®, Triacetin (Spezialweichmacher für die Verarbeitung von Polymeren), Bayhibit® (Stein- und Korrosionsinhibitor zur Wasserbehandlung sowie für industrielle Reiniger) sowie Levanyl™ und Solfort™ (Farbmittel).

Leather

Die Business Unit Leather gehört zu den bedeutenden Anbietern von Systemlösungen für die Lederindustrie. Sie entwickelt, produziert und vermarktet eine Vielzahl von Produkten für die Lederherstellung — darunter anorganische und synthetische Gerbstoffe, Konservierungs- und Fettungsmittel, Farbstoffe sowie Gerberei- und Zurichthilfsmittel — für die Schuh-, Möbel-, Auto- und Bekleidungsindustrie und leistet anwendungstechnische Unterstützung vor Ort.

Zu den Produkten der Business Unit gehören Gerbereihilfsmittel (Baymol®, Cismollan™, Preventol®, Baykanol® und Xeroderm®), mineralische Gerb- und Nachgerbstoffe (Baychrom®,

Blancorol™, Chromosal®), synthetische/organische Gerb- und Nachgerbstoffe (Baykanol®, Levotan®, Tanigan®, Retingan®), Farbmittel (Aciderm®, Baygenal®, Levaderm®, Euderm®, Bayderm®, Baycolor™, Eukanol™), Polymerdispersionen (Bayderm®, Aquaderm™, Hydrholac™), Zurichthilfsmittel (Baysin™, Euderm®, Eusin®, Persiderm™), lösemittelhaltige Schlussappreturen (Isoderm®) und Spezialverfahren (Baygen™, Levacast™).

Kooperationen mit Rohm & Haas mit deren Marken Leukotan®, Primal®, Lubritan™ und Acrysol™ (z.B. als Polyacrylate für den Nassbereich sowie die Zurichtung) und Seta S/A, Taquari, Brasilien, mit deren Marke Seta™ als vegetabilem Gerbstoff erweitern das Produktangebot der Business Unit.

Textile Processing Chemicals

Die Business Unit Textile Processing Chemicals ist ein wichtiger Anbieter im Bereich der Textil- bzw. Textilverarbeitungschemikalien. Ihre Geschäftsschwerpunkte liegen in den Bereichen Textil-Vorbehandlung, Färbereihilfsmittel, Ausrüstung sowie Textildruck. Neben Standardprodukten bietet die Business Unit insbesondere in Europa und Nordamerika eine Reihe von Spezialprodukten für anspruchsvolle Anwendungen wie flammgeschützte Textilien oder Teppichdruck an. Zu den Produkten der Business Unit gehören in der Vorbehandlung die Marken Diadavin®, Tanaterge®, Baylase®, Baysolex®, Erkantol®, Levapon®, Plexene™ und Tannex® und bei den Färbereihilfsmitteln Astragal®, Avolan®, Levegal®, Levogen®, Lubit®, Tanasperse™, Tanapal®, Tanadel™ und Tanede™. Für die Ausrüstung und den Textildruck sind unter anderem folgende Marken im Einsatz: Baygard®, Baypret®, Persoftal®, Eulan™, Synthappret®, Acraconz™/ Acraconc™, Acramin®, Acrafix®, Tanaprint®, Nofome™ und Cellolube™.

Paper

Die Business Unit Paper entwickelt, produziert und vermarktet ein umfangreiches Angebot an Produkten für die Papierindustrie. Zu den Produkten gehören hauptsächlich Flüssigfarbstoffe für die Färbung von Papier, Pappe (Verpackungsmaterialien) und Papierspezialitäten (Levacell®/ Pontamine®, Astra™/Verona™ Basic), organische Farbpigmente (Halopont™, Ponolith®), eine breite Palette an Weißtönern (Blankophor®), Prozesschemikalien wie Retentionsmittel, Fixiermittel (Retaminol®, Levogen®), Funktionschemikalien wie Leimungsmittel und Verfestigungsmittel (Baysize®, Baystrength™, Nadavin™, Parez®) sowie Produkte zur Herstellung von Mikrokapseln für kohlefreie Durchschreibpapiere (Baymicron®).

RheinChemie

Die Business Unit RheinChemie bietet als branchenübergreifender Hersteller maßgeschneiderte Formulierungen und Chemikalienspezialitäten für die Gummi-, Schmierstoff-, Polyurethan- und Kunststoffindustrie sowie Farbpasten und Lacke an.

Wichtige Produkte der Business Unit sind Additive für die Gummiindustrie (Rhenogran®, Rhenoslab®, Aktiplast®, Aflux®, Rhenosin®, Rhenopren®, Urepan™, Rhenoblend®, Rhenodiv®, Rhenofit®, Rhenocure®, Antilux®), Additive für die Schmierstoffindustrie (Additin™), Additive für die Polyurethan- und Kunststoffindustrie (RC-PUR®, Stabaxol®) sowie Farbpasten, Lacke und Pigmentzubereitungen (Isopur™/Bayflex™, Isothan™, Moltopren™).

Rubber Chemicals

Die Business Unit Rubber Chemicals gehört zu den weltweit tätigen Herstellern und Anbietern von Kautschukchemikalien. Kautschukchemikalien ermöglichen und erleichtern das Mischen und die Verarbeitung von Elastomeren, Verschnitten oder deren Kautschuk-Compounds und helfen, bestimmte Eigenschaften der Elastomere oder der fertigen Gummi- bzw. Latexprodukte, z.B. durch Vernetzung (Vulkanisation), zu erzielen und schützen ein Endprodukt gegen unerwünschte Eigenschaftsveränderung oder Abbau, z.B. Oxidation, unter Einsatzbedingungen.

Zu den wichtigsten Produkten der Business Unit zählen Alterungsschutzmittel (Vulkanox®, Vulkazon®), Beschleuniger (Vulkacit®, NaMBT) sowie Spezialchemikalien (Vulkalent®, Zinkoxyd Aktiv™, Cohedur®, Vulcuren®, Emulvin®W, Vulkasil®, Renacit®, Vulkanol™, Coagulant WS,

Kolloidschwefel 95, Zinkoxid Transparent). Die Produkte finden insbesondere Anwendung in der Reifenindustrie und bei Herstellern von technischen Gummiartikeln.

Ion Exchange Resins

Die Business Unit Ion Exchange Resins gehört zu den weltweit bedeutenden Anbietern von Ionenaustauschern, Adsorbern und Funktionspolymeren, die insbesondere zur Wasseraufbereitung, Reinigung von Zucker- und Stärkelösungen sowie zur chemischen Katalyse und Prozessstromreinigung eingesetzt werden. Die Produkte werden weltweit unter den Markennamen Lewatit® und Ionac® vertrieben.

Rohstoffe, Lieferanten und Servicepartner

Zu den mit Abstand wichtigsten petrochemischen Rohstoffen für die Produktion des LANXESS-Konzerns gehören 1, 3-Butadien und Styrol. Andere wichtige petrochemische Rohstoffe sind Acrylnitril, Benzol, C4-Raffinat 1, Cyclohexan, Isobutylen und Toluol. Wesentliche Bedeutung kommt daneben den Basischemikalien Ammoniak, Anilin, Chlor und Natronlauge zu. Die Rohstoffe werden von einer großen Zahl unterschiedlicher Unternehmen, zum Teil im Rahmen langfristiger Verträge, bezogen. Chlor und Natronlauge werden in den Niederrheinwerken (Leverkusen, Dormagen und Uerdingen) von Unternehmen des Bayer-Konzerns geliefert (siehe dazu auch „*Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern*"). Insgesamt wird im Geschäftsjahr 2004 auf die zehn wichtigsten Rohstoffe nach Schätzungen der Gesellschaft ein Einkaufsvolumen von ca. EUR 1,2 Mrd. entfallen. Dies entspricht einem Anteil von ca. 50 % der gesamten Rohstoffaufwendungen des LANXESS-Konzerns.

Die Preise petrochemischer Rohstoffe unterliegen starken zyklischen Schwankungen, die unter anderem von den Rohölpreisen abhängen. Das Gleiche gilt für die Preise anorganischer Chemikalien, die bei Chlor und Natronlauge unter anderem von den Strompreisen und z.B. bei Ammoniak und Formaldehyd von den Preisen für Erdgas abhängen (siehe dazu auch „*Risikofaktoren — Risiken im Zusammenhang mit der Geschäftstätigkeit von LANXESS*").

LANXESS beschafft seine wichtigsten Rohstoffe über eine eigene, zentral gesteuerte, globale Beschaffungsorganisation in enger Abstimmung mit den Business Units.

Hauptlieferanten petrochemischer Rohstoffe waren im Jahr 2004 BP p.l.c., London, Großbritannien, Shell (ein Joint Venture zwischen Royal Dutch Petroleum Company, Den Haag, Niederlande, und The Shell Transport and Trading Company p.l.c., London, Großbritannien), BASF, Chevron Phillips Chemical Company LLC, The Woodlands/Texas, USA, Huntsman LLC, Salt Lake City/Utah, USA, Repsol YPF, Madrid, Spanien, Exxon, Dow Chemical, Nova Chemicals Corporation, Calgary/Alberta, Kanada, und der Bayer-Konzern. Gleichzeitig bezieht LANXESS von BASF und dem Bayer-Konzern Basischemikalien. Vom Bayer-Konzern wurden im Jahr 2004 nach Schätzung der Gesellschaft ca. 14 % des Rohstoffbedarfs des LANXESS-Konzerns eingekauft.

Dienstleistungen bezieht LANXESS in Deutschland ganz überwiegend von den Servicegesellschaften des Bayer-Konzerns Bayer Business Services GmbH („BBS") und Bayer Technology Services GmbH („BTS") und der Bayer Industry Services GmbH & Co. OHG („BIS"), an der die LANXESS GmbH einen Anteil von 40 % hält, sowie deren Tochtergesellschaften. Die Infrastrukturdienstleistungen der BIS wie z.B. Energien, Abfallentsorgung und Logistik werden hauptsächlich lokal in den Chemieparks, die Leistungen der BBS (betriebswirtschaftliche, administrative und informationstechnische Dienstleistungen) und BTS (ingenieurtechnische und verfahrenstechnische Dienstleistungen) auch außerhalb Deutschlands erbracht. LANXESS ist zur Abnahme einer Reihe von Leistungen der BIS, BBS und BTS vertraglich verpflichtet. Im Übrigen steht es LANXESS grundsätzlich frei, Leistungen von anderen Unternehmen zu beziehen. Darüber hinaus nehmen im Ausland die Gesellschaften des LANXESS-Konzerns Dienstleistungen der lokalen Bayer-Gesellschaften, insbesondere Standortdienstleistungen sowie Leistungen im Bereich IT, in Anspruch.

Neben den Dienstleistungen der Bayer-Servicegesellschaften bezieht LANXESS auch Dienstleistungen anderer Bayer-Gesellschaften. Hierzu gehören z.B. Infrastrukturdienstleistungen des Teilkonzerns Bayer MaterialScience an den gemeinsamen Produktionsstandorten Antwerpen,

Belgien, Tarragona, Spanien, und Map Ta Phut, Thailand. Ferner nimmt LANXESS in untergeordnetem Umfang Leistungen weiterer Servicepartner in Anspruch. Zu erwähnen sind beispielsweise der PC-Support der Borsu Computer GmbH, Düsseldorf, Deutschland, und der Siemens Aktiengesellschaft, Berlin und München, Deutschland, am Standort Leverkusen sowie der Bezug von Energiedienstleistungen durch TransAlta Corporation, Calgary/Alberta, Kanada, am Standort Sarnia/Ontario, Kanada und Sabine Corporation, Dallas/Texas am Standort Orange/Texas, USA.

Produktion und Logistik

LANXESS zählt zu den bedeutenden Herstellern von Chemie- und Polymerprodukten in Europa. Mit seinen Produktionsanlagen können sowohl kleinste Produktmengen auf Basis maßgeschneiderter Kundensynthesen als auch Basis-, Spezial- und Feinchemikalien sowie Polymere in Mengen von mehreren tausend Tonnen hergestellt werden.

Die Produktionsbetriebe des Konzerns sind organisatorisch jeweils einzelnen Business Units zugeordnet. Die wichtigsten Produktionsstandorte befinden sich in Leverkusen, Dormagen und Uerdingen in Deutschland, Antwerpen in Belgien, Bushy Park und Addyston in den USA, Sarnia in Kanada und Wuxi in China. Daneben betreibt LANXESS weitere Produktionsstandorte in Argentinien, Australien, Belgien, Brasilien, Kanada, China, Frankreich, Deutschland, Großbritannien, Indien, Italien, Japan, Mexiko, Niederlande, Südafrika, Spanien, Thailand und den USA.

Die Produktionsstandorte Leverkusen, Dormagen, Uerdingen, Brunsbüttel, Bitterfeld, Marl und Bushy Park werden als Chemieparks betrieben. Die standortbezogenen Dienstleistungen für die dort ansässigen LANXESS-Betriebe werden von den jeweiligen Chemieparkbetreibern (Leverkusen, Dormagen, Uerdingen und Brunsbüttel: Bayer Industry Services GmbH & Co. OHG; Bitterfeld: Gesellschaft des Bayer-Konzerns; Marl: Infracor GmbH; Bushy Park: Gesellschaft des LANXESS-Konzerns) erbracht.

Am Standort Leverkusen sind Produktionsbetriebe aus den Segmenten Performance Chemicals, Chemical Intermediates und Performance Rubber angesiedelt. In einem Verbund aus mehreren Produktionsbetrieben der Business Unit Basic Chemicals am Standort Leverkusen (dem sog. Aromaten-Verbund) wird aus aromatischen Grundstoffen insbesondere durch Chlorierung, Nitrierung, Hydrierung sowie Isomerentrennung (Kristallisation und Destillation) eine breit gefächerte Produktpalette von aromatischen Zwischenprodukten hergestellt. Zu diesen zählen insbesondere Chlorbenzole, Chlortoluole, Kresole, Nitrotoluole, Amine.

Am Standort Uerdingen befindet sich unter anderem ein Produktionsverbund der Business Unit Inorganic Pigments zur Herstellung von Pigmenten auf Eisenoxid-und Chromoxidbasis, die hauptsächlich in der Baustoffindustrie zur Einfärbung von Baumaterialien Anwendung finden. Darüber hinaus werden anorganische Pigmente zur Einfärbung von Farben und Lacken, zur Kunststoffeinfärbung und für Tonerfarbpasten sowie Polyole, Oxidationsprodukte und Benzylprodukte für die Business Unit Basic Chemicals hergestellt. Für die Business Unit Semi-Crystalline Products werden die hochwertigen Kunststoffe Durethan® und Pocan® produziert.

In Dormagen befindet sich unter anderem ein Produktionsverbund der Business Unit Styrenic Resins, in der die ABS-Kunststoffe Lustran® und Novodur® hergestellt werden.

Der Produktionsstandort Antwerpen, Belgien, liegt inmitten des Chemiekomplexes Antwerpener Hafen und ist durch sehr gute infrastrukturelle Voraussetzungen gekennzeichnet. Hier befinden sich mehrere Betriebe der Business Unit Semi-Crystalline Products, die in einem Produktionsverbund stehen. Ausgehend von organischen und anorganischen Grundstoffen werden die Zwischenprodukte Caprolactam und Glasfasern zur Herstellung von teilkristallinen Thermoplasten, wie z.B. Durethan® und Pocan®, produziert. Darüber hinaus sind am Standort Antwerpen Produktionsanlagen der Business Unit Rubber Chemicals zur Herstellung von Additiven für die Kautschukindustrie sowie der Business Unit Butyl Rubber vertreten.

Am Standort Bushy Park, Charleston/South Carolina, USA, befinden sich Produktionsanlagen der Segmente Engineering Plastics und Performance Chemicals. Hier sind Betriebe zur Herstellung von Kunststofffasern, wie z.B. Dorlastan®, und von Chemikalien für die Kautschuk- und Papierindustrie.

Am Produktionsstandort Addyston/Ohio, USA, befinden sich Produktionsanlagen des Segmentes Engineering Plastics. Die dort produzierten ABS-Kunststoffe werden unter anderem in der Automobilindustrie eingesetzt.

Der Produktionsstandort Wuxi liegt in einem industriellen Ballungszentrum im Südosten der VR China und ist neben den Produktionsstandorten in Qingdao und Shanghai, ebenfalls VR China, von strategischer Bedeutung für LANXESS. Nach der Erschließung des Standorts im Jahr 1995 wurden die Produktionskapazitäten schrittweise ausgebaut. Derzeit werden am Standort Lederchemikalien der Business Unit Leather hergestellt. Darüber hinaus werden in Wuxi Textilverarbeitungschemikalien der Business Unit Textile Processing Chemicals für verschiedene Verarbeitungsprozesse in der Textilindustrie, wie z.B. Vorbehandlung, Färbereihilfsmittel und Textildruck produziert.

Der Produktionsstandort in Sarnia/Ontario, Kanada, ist dem Segment Performance Rubber zuzurechnen. In den Produktionsbetrieben der Business Units Butyl Rubber und Technical Rubber Products werden Kautschukprodukte für die Reifen- und Gummiindustrie hergestellt.

Der überwiegende Teil der Betriebe von LANXESS setzt Gefahrstoffe in der Produktion ein, arbeitet mit solchen oder stellt sie her. Die Sicherheit von Verfahren und Anlagen und damit auch die Sicherheit für Menschen und Umwelt ist ein wichtiges Ziel von LANXESS. Um den sicheren Betrieb von Anlagen zu gewährleisten, nutzt LANXESS unterschiedliche Methoden und Programme.

Sowohl die sicherheitstechnische Überprüfung von Altanlagen als auch die Gewährleistung des sicheren Betriebs von Neuanlagen erfolgt bei LANXESS in systematischer Weise. Die Vorgehensweise ist in Richtlinien festgelegt. Der Stand der sicherheitstechnischen Überprüfungen wird erfasst und nachgehalten. Ferner werden regelmäßige Schulungen durchgeführt.

LANXESS hat in sämtlichen seiner Betriebe technische und organisatorische Vorkehrungen getroffen, um Auswirkungen eventueller Schadensereignisse gering zu halten. Die entsprechenden Vorkehrungen sind in Gefahrenabwehrplänen festgeschrieben, die laufend aktualisiert werden.

LANXESS richtet seine Herstellungsprozesse an Sicherheit, Qualität, Wirtschaftlichkeit und Umweltschutz aus. Für die meisten Standorte hat LANXESS daher ein integriertes Managementsystem eingerichtet, das die Anforderungen der ISO 9001:2000 und der ISO 14001 erfüllt. Das zentrale Qualitätsmanagement ist verantwortlich für die Einrichtung und Aufrechterhaltung des Managementsystems, dessen Leistungsstand durch regelmäßige interne und externe Audits überprüft wird.

Um die Produktqualität zu sichern, prüfen die jeweiligen Betriebe Einsatz- und Hilfsstoffe vor ihrer Verwendung auf Identität bzw. Spezifikationsanforderungen. Um eine hohe Prozesssicherheit und geringe Ausschussquoten zu erreichen, warten die Betriebe ihre Produktionsanlagen nach festgelegten Wartungs- und Instandhaltungsplänen und schulen ihre Mitarbeiter regelmäßig. Qualitätsrelevante Prozessparameter werden von den Produktionsbetrieben identifiziert und bei der Herstellung überwacht.

Für die von LANXESS hergestellten und zum Verkauf bestimmten Produkte bestehen in der Regel interne bzw. von Kunden vorgegebene schriftliche Spezifikationen, mittels derer die jeweiligen Qualitätsmerkmale sowie gegebenenfalls Anwendungseigenschaften festgelegt werden.

Die Kunden des LANXESS-Konzerns erteilen ihre Aufträge sowohl über 36 in- und ausländische LANXESS-Gesellschaften als auch über 37 Vertriebsagenturen des Bayer-Konzerns sowie mittels mehrerer hundert eigenständiger Vertriebspartner (Eigenhändler und Handelsvertreter). Eine Reihe von Kunden nutzt auch die Möglichkeit, Aufträge über ein Internet-Portal für Chemieerzeugnisse („ELEMICA") — eine sog. „B2B"-Lösung — oder ein LANXESS-spezifisches Internet-Tool („LanxessONE") aufzugeben.

Neu produzierte Waren werden entweder unmittelbar in der Produktion konfektioniert oder in Tanks zur Abfüllung in Straßentankwagen, Bahnkesselwagen oder Schiffe vorgehalten. Zur Zwischenlagerung werden sowohl eigene als auch externe Läger verwendet. Die Auslieferung an Kunden erfolgt aus Distributionslägern, Konsignationslägern bei Kunden oder zentral aus den Fabriklägern. Kunden in Europa werden aufgrund der breiten Palette der dort produzierten Produkte vorrangig aus den europäischen LANXESS-Standorten beliefert. Auch in anderen

Regionen werden Kunden in der Regel, sofern möglich, von den regionalen Produktionsstandorten versorgt. Die logistische Abwicklung der Aufträge erfolgt für die aus den europäischen sowie die meisten US-amerikanischen Standorten zu beliefernden Kunden unterstützt durch das Computersystem SAP R/3, während in den übrigen Regionen die Aufträge durch lokale Standardsysteme bearbeitet werden.

Die für den internationalen Warenverkehr erforderlichen Export- und Import-Aktivitäten werden durch regional zentralisierte Organisationseinheiten (sog. Order Process Center) abgewickelt. Dies gilt sowohl für die direkte Belieferung von Kunden, einschließlich der damit verbundenen Akkreditivgeschäfte, als auch für die Belieferung der Läger des LANXESS-Konzerns. Die Order Process Center übernehmen auch die Beschaffung von Transportleistungen regional wie global tätiger Speditionsunternehmen. Lieferungen an Konsignationsläger werden ausschließlich vom Order Process Center in Europa koordiniert. Andere warenbezogene Dienstleistungen wie z.B. die Abfüllung oder Lagerung von Produkten werden in den deutschen Niederrheinwerken zentral durch die LANXESS GmbH gesteuert.

Die regionalen Order Process Center des LANXESS-Konzerns sind in Köln, Deutschland, und Pittsburgh, USA, angesiedelt. Darüber hinaus werden derzeit Order Process Center in Sao Paulo, Brasilien, Mexico City, Mexiko, Hong Kong, Singapur und Tokio, Japan, aufgebaut. Die Aufgaben dieser Einheiten werden sich zum Teil auch auf das Bestandsmanagement für lokale Läger und die Lieferbearbeitung für lokale Geschäfte erstrecken.

LANXESS überwacht die weltweiten Forderungen aus Lieferungen und Leistungen gegenüber Kunden zentral von Deutschland aus (Receivables Management). Kundenbezogene Aktivitäten in Bezug auf Festlegung der Zahlungsbedingungen, Mahnverfahren, Festlegung von Kunden-Kreditlimits werden jedoch durch die lokalen LANXESS-Gesellschaften bzw. Business Units wahrgenommen.

Kunden, Marketing und Vertrieb

LANXESS vertreibt seine Produkte weltweit an mehrere tausend Kunden in über 140 Ländern. Darunter befinden sich in der Regel die führenden Unternehmen der jeweiligen Branchen. Die Kundenbasis des LANXESS-Konzerns ist breit gestreut: Im Jahr 2003 erzielte der Konzern mit seinen zehn wichtigsten Kunden weniger als 20 % seines Umsatzes. Der Umsatz mit Gesellschaften des Bayer-Konzerns machte im Jahr 2003 insgesamt weniger als 10 % des Gesamtumsatzes aus. Die Kunden des LANXESS-Konzerns sind insbesondere in den Bereichen Chemie und Polymere, Automobile und Transportwesen, Reifen, Bauwesen, Elektrotechnik und Elektronik und Life-Science tätig. Daneben beliefert LANXESS Unternehmen der Leder-, Papier- und Textilbranche und ist auf Nischenmärkten — wie z.B. dem für halogenfreie Flammschutzmittel oder für Mittel zur Getränkekonservierung — aktiv. Die Business Units des LANXESS-Konzerns und ein Großteil seiner Kunden, insbesondere in den Regionen Europa und Nord- und Südamerika, blicken auf gemeinsame langjährige Geschäftsbeziehungen zurück, auf denen die heutige starke Kundenbindung fußt.

Die Aktivitäten des LANXESS-Konzerns auf den Gebieten Marketing und Vertrieb werden grundsätzlich durch die jeweiligen Business Units im Rahmen eigener Vertriebsorganisationen eigenverantwortlich geleitet. Dies ermöglicht ein hohes Maß an Kundennähe sowie individuelle Marketingstrategien, die auch anhand von Erhebungen der Kundenzufriedenheit und der Kundenwünsche überprüft werden. Je nach Kundenanforderungen und Abnehmerstrukturen werden Kunden weltweit zentral von sog. Key Account Managern (z.B. Technical Rubber Products) oder aber, vor allem im Fall einer Vielzahl lokaler Kunden, durch regional selbstständige Geschäftseinheiten betreut (z.B. Styrenic Resins). In Ländern, in denen bestimmte Business Units nur geringe Umsätze erzielen, wird in der Regel vom Aufbau lokaler Vertriebsorganisationen dieser Business Units abgesehen und mehrere Business Units zusammen durch gemeinsame Vertriebsmitarbeiter oder externe Händler vertreten. In Marktsegmenten, in denen LANXESS zusätzliche Serviceleistungen in Form technischer Anwendungsunterstützung erbringt (z.B. im Bereich Textil und Leder), unterstützen Anwendungstechniker aus regionalen bzw. globalen technischen Zentren die lokalen Vertriebsmitarbeiter vor Ort. In einzelnen Bereichen steht ein weltweites Netz von technischen Service-Laboren zur Unterstützung der Anwendungstechniker zur Verfügung (z.B. Material Protection Products). LANXESS nimmt zurzeit an keinen wesentlichen elektronischen Auktionsverfahren für Kundenaufträge teil. Es kann jedoch nicht ausgeschlossen werden, dass LANXESS in Zukunft an solchen Verfahren teilnehmen wird.

In Ländern, in denen LANXESS nicht durch eigene Auslandsgesellschaften vertreten ist, greift LANXESS auch auf die Vertriebsorganisation des Bayer-Konzerns zurück. Dabei wird das lokale Vertriebsgeschäft über Gesellschaften des Bayer-Konzerns überwiegend auf Basis von Agenturverträgen mit der Möglichkeit zum Eigenhandel abgewickelt. Diese Vertriebsstruktur wird derzeit vor allem in den Ländern bzw. Regionen Nordeuropa (Schweden, Finnland, Dänemark, Norwegen und die baltischen Staaten), Zentral- und Osteuropa (Polen, Tschechische Republik, Slowakei und Ungarn), Russland und den anderen GUS-Staaten sowie in Asien, Korea und Taiwan eingesetzt. Zurzeit wird der Aufbau LANXESS-eigener Vertriebsstrukturen in bestimmten Regionen geprüft. Die Gesellschaft erwartet, dass die entsprechenden Umsätze im Jahr 2005 ca. EUR 0,7 Mrd. betragen werden (siehe auch „*Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern*").

LANXESS vertreibt seine Produkte ferner über mehrere hundert eigenständige Vertriebspartner (Eigenhändler und Handelsvertreter) weltweit, die in Netzwerken der Business Units zusammengefasst sind. Insbesondere Kunden, die lediglich geringe Produktmengen beziehen, werden in Zusammenarbeit mit lokalen bzw. regionalen Handelsunternehmen betreut.

Produktbezogene Marketingaktivitäten des LANXESS-Konzerns werden grundsätzlich durch die Business Units eigenverantwortlich gesteuert. Bei der Auswahl neuer Produktnamen arbeiten dabei zentrale Stellen mit den jeweiligen Business Units zusammen, um eine konzernweite Abstimmung zu erreichen. LANXESS plant, zukünftig besonders wichtige Produkte mit Wort-Bild-Marken zu versehen. Die Verbindung zum Namen LANXESS soll dabei über ein sog. Supersign „X" mit einem roten Balken hergestellt werden. LANXESS führt derzeit eine zentral geplante weltweite Kampagne durch, um den Namen „LANXESS" bekannt zu machen. Zu den Marketingaktivitäten von LANXESS zählt auch die Teilnahme an weltweit bedeutenden Branchen-Messen sowie an anwendungsspezifischen regionalen Messen.

Investitionen

LANXESS richtet den Umfang seiner Investitionen an seinem vorhandenen Finanzmittelbudget aus. Die Mittel werden den Business Units entsprechend den strategischen Vorgaben zugeteilt. Dabei berücksichtigt die Gesellschaft sowohl den Bedarf an sog. Basisinvestitionen als auch an sog. Wachstumsinvestitionen. Die Basisinvestitionen dienen dabei dem Erhalt der Geschäftsaktivitäten. Ihnen sind folgende Investitionsarten zuzurechnen:

- Investitionen in Ersatz- und Instandhaltungsmaßnahmen, um die Verfügbarkeit der Anlagen sicherzustellen,
- Investitionen, um die Sicherheit der Produktionsanlagen zu gewährleisten,
- Investitionen zur Qualitätsverbesserung und zur Effizienzsteigerung, sowie
- Investitionen zur Einhaltung von Umweltschutzvorschriften.

Bei Wachstumsinvestitionen berücksichtigt die Gesellschaft sowohl die Rendite und Wertschöpfung der Investitionen als auch den Aufbau und die Weiterentwicklung von Geschäftsaktivitäten.

Einzelheiten zu den wichtigsten in den letzten zwei Geschäftsjahren getätigten Investitionen sowie zu den laufenden und geplanten Investitionen von LANXESS sind unter „*Darstellung und Analyse der Ertrags-, Finanz- und Vermögenslage — Liquidität und Kapitalquellen — Investitionen*" dargestellt.

Forschung und Entwicklung

Die Forschungs- und Entwicklungsaktivitäten des LANXESS-Konzerns sind darauf ausgerichtet, das bestehende Produktangebot fortzuentwickeln, neue Anwendungsfelder für Produkte zu erschließen und durch die Optimierung von Produktionsverfahren die Qualität der Produkte zu erhöhen sowie ihre Produktionskosten zu senken.

Organisatorisch sind die Forschungs- und Entwicklungseinheiten des LANXESS-Konzerns den einzelnen Business Units zugeordnet. Hierdurch soll gewährleistet werden, dass sich die Entwicklungsaktivitäten strikt an den Anforderungen der Business Units sowie denen ihrer Märkte und Kunden orientieren. So konzentrieren sich Business Units mit hohen Anteilen an Commodities (Produkte mit hoher Marktreife), wie z.B. Basic Chemicals, auf die stetige Verbesserung ihrer Produktionsanlagen und -verfahren (Prozessoptimierung). Andere Business Units wie z.B. Material Protection Products, Semi-Crystalline Products oder Leather, fokussieren ihre Forschungs-und Entwicklungsaktivitäten verstärkt auf die Optimierung ihrer Produkte und deren Qualität sowie die Entwicklung neuer, an den Erfordernissen des Markts und den besonderen Bedürfnissen der Kunden ausgerichteter Produkte. Durch strikte Orientierung an den Erfordernissen der jeweiligen Business Units, den Verzicht auf Grundlagenforschung, durch kritische Projektauswahl sowie durch die konsequente Nutzung bestehender Entwicklungssynergien (z.B. durch die Verwendung bereits entwickelter Anwendungstechniken für Stoffe mit ähnlichen Strukturen) plant LANXESS, seine Forschung und Entwicklung effizient zu gestalten und den F&E-Aufwand insgesamt gering zu halten.

LANXESS verfügt weltweit über Forschungs- und Entwicklungseinheiten an mehreren Standorten mit Schwerpunkten in Leverkusen, Dormagen, Krefeld-Uerdingen und Sarnia (Kanada). Weitere F&E-Zentren befinden sich in Madurai (Indien), Woodbridge (USA) sowie Ede (Niederlande).

LANXESS beschäftigt in seinen Forschungs- und Entwicklungseinheiten weltweit zum 30. September 2004 ca. 800 Mitarbeiter. In den Geschäftsjahren 2003 und 2002 wendete der Konzern auf Basis der Combined Financial Statements rund EUR 168 Mio. (ca. 2,7 % der Umsatzerlöse) bzw. EUR 149 Mio. (ca. 2,2 % der Umsatzerlöse) für Forschung und Entwicklung auf.

Im Segment Performance Rubber liegt der Schwerpunkt der Forschungs- und Entwicklungstätigkeit bei der Business Unit Technical Rubber Products. Die Forschungs- und Entwicklungsaktivitäten dieser Business Unit konzentrieren sich auf die Optimierung bestehender Produkte und Verfahren sowie auf die ökologische Ausgestaltung der Produktionsverfahren. Daneben werden neue Produkte und Produktlinien entwickelt und bis zur Marktreife begleitet. Dabei kooperiert LANXESS mit Instituten verschiedener Universitäten. Als jüngstes Ergebnis der Entwicklungsaktivitäten von Technical Rubber Products wurde auf der Messe „K 2004" im Oktober 2004 die neue Produktlinie Therban® AT vorgestellt.

Die Forschungs- und Entwicklungsaktivitäten des Segments Engineering Plastics konzentrieren sich auf das Aufspüren und die Entwicklung neuer Anwendungsfelder für bestehende Produkte. Dies gilt insbesondere für die thermoplastischen Kunststoffe Durethan® und Pocan® und die für diese entwickelte Kunststoff-Metall-Hybrid-Technologie. Daneben unterstützen die Forschungs- und Entwicklungseinheiten das laufende Geschäft vor allem bei den Compound Produkten — z.B. durch Verbesserung der Verarbeitbarkeit der Produkte — und arbeiten an Projekten zur Qualitäts- und Effizienzoptimierung.

Im Segment Chemical Intermediates konzentrieren sich die F&E-Aktivitäten im Wesentlichen auf den Bereich Custom Manufacturing der Business Unit Fine Chemicals. Hier werden als Serviceleistung individuelle Herstellungsverfahren für kundenspezifische Zwischenprodukte entwickelt sowie die entsprechenden Produkte hergestellt. Custom Manufacturing soll es dem Kunden ermöglichen, sich auf eigene Kernkompetenzen zu konzentrieren und Entwicklungszeiten einzusparen. Im Unterschied zu allen übrigen F&E-Aktivitäten des LANXESS-Konzerns bilden hier Entwicklungsleistungen somit einen integralen Bestandteil der vertriebenen Leistung. Hauptauftraggeber sind pharmazeutische Unternehmen, Hersteller von Pflanzenschutzmitteln sowie Unternehmen, die chemische Spezialitäten, wie z.B. Elektronikchemikalien, Geruchs- oder Geschmackstoffe, vermarkten. Die Entwicklungsaktivitäten im Bereich Custom Manufacturing sind derzeit in Leverkusen mit ca. 190 Mitarbeitern gebündelt. Zusätzlich werden neue Technologien von externen Partnern wie dem Massachusetts Institute of Technology, USA, oder dem Max-Planck Institut für Kohlenforschung, Mülheim, einlizenziert oder auch mit externen Kooperationspartnern wie ebenfalls dem Max-Planck-Institut für Kohlenforschung, der Ludwig-Maximilian-Universität, München, sowie der Eidgenössischen Technischen Hochschule, Zürich, entwickelt.

Im Segment Performance Chemicals steht die anwendungstechnische Produktoptimierung im Vordergrund. In vielen Märkten — wie z.B. dem Textil- oder Ledermarkt — sind die Produktlebenszyklen kurz und Produkte raschen, zum Teil modebedingten Veränderungen unterworfen. Um schnell auf derartige Marktveränderungen reagieren zu können, bedarf es stetiger und flexibler Entwicklungstätigkeit. Die Entwicklungseinheiten des Segments Performance Chemicals operieren aus diesem Grund sehr marktnah, zum Teil in gemeinsamen Projekten mit Kunden.

Patente, Lizenzen und Marken

Die international ausgerichtete Schutzrechtsstrategie von LANXESS zielt auf einen effektiven Patentschutz für eigene Erfindungen sowie einen effektiven Markenschutz für eigene Produktbezeichnungen ab. Dem Schutz eigener Innovationen durch gewerbliche Schutzrechte räumt LANXESS hohe Priorität ein. Die Gesellschaft ist in diesem Zusammenhang der Ansicht, dass der Wegfall einzelner Rechte oder Lizenzen die Geschäftstätigkeit von LANXESS nicht wesentlich beeinträchtigen wird. Die Überwachung der Schutzrechte wird zentral von Deutschland aus gesteuert. Hiervon ausgenommen sind die Schutzrechte, die im Namen der amerikanischen und kanadischen Beteiligungen registriert werden. Diese Schutzrechte, die schwerpunktmäßig dem von den USA bzw. Kanada aus gesteuerten Geschäft zuzurechnen sind, werden dort eigenverantwortlich verwaltet.

Patente und Know-how

Die vom Bayer-Konzern im Rahmen der Abspaltung auf Verlangen von LANXESS innerhalb von fünf Jahren ab Wirksamwerden der Abspaltung zu übertragenden Patentrechte umfassen alle für die Geschäftstätigkeit von LANXESS notwendigen Patente. Hierbei handelt es sich insgesamt um weltweit ca. 1.800 Patentfamilien mit ca. 8.000 Patenten bzw. Patentanmeldungen in allen wichtigen Industrieländern. Das Patentportfolio ist dabei breit gefächert und deckt die verschiedenen Business Units des Konzerns ab. Rechte an Patenten erwirbt LANXESS durch Inanspruchnahme und Anmeldung von Mitarbeitererfindungen sowie durch Einlizenzierungen von Patenten Dritter. Zusätzlich zu Patenten verfügt LANXESS über betriebsgeheimes Know-how.

Bestimmte Patente sind für einzelne Business Units von besonderer Bedeutung:

Im Segment Performance Rubber sind unter anderem Patente und Anmeldungen auf dem Gebiet der Polybutadien-Kautschuke, dort vor allem im Bereich von anionischen und Ziegler-Natta katalytischen Polybutadien-Kautschuken von besonderer Bedeutung (Polybutadiene Rubber). Darüber hinaus sind Patente und Patentanmeldungen auf dem Gebiet der technischen Kautschukprodukte, der Kautschukgele (Technical Rubber Products) sowie im Bereich modifizierter Butylkautschukabmischungen, die zur Herstellung hochwertiger Kautschukprodukte für die Reifen- und Gummiindustrie eingesetzt werden können, besonders wichtig (Butyl Rubber).

Für die Geschäftsaktivitäten im Segment Engineering Plastics sind neben Patenten und Patentanmeldungen im Bereich stabilisierter Metallbauteile, der Verarbeitung und Behandlung von Glasfasern als Füllstoff für Polymere sowie im Bereich der Herstellung von Polyamiden und Polybutylenterephtalaten (Semi-Crystalline Products) insbesondere solche wichtig, die der Herstellung von ABS-Polymerisaten und fertigen ABS-Produkten dienen (Styrenic Resins). Patente und Patentanmeldungen im Faserbereich beziehen sich schwerpunktmäßig auf Additive und Stabilisatoren für die Faserherstellung bzw. deren Anwendung (Fibers).

Wichtige Patente und Patentanmeldungen der Business Units im Segment Chemical Intermediates betreffen schwerpunktmäßig die Herstellung von Vor- und Zwischenprodukten für Pflanzenschutzmittel, pharmazeutische Wirkstoffe und weitere hochwertige Feinchemikalien wie z.B. Vorprodukte für Kosmetika (Fine Chemicals), die Aromatenchemie wie z.B. Chlor- und Nitroaromaten sowie aromatische Aminoverbindungen (Basic Chemicals) sowie anorganische Pigmente zur Einfärbung von Baustoffen und technische Oxide wie z.B. Eisenoxide zur Anwendung als Adsorptionsmittel im Trinkwasser- und Abwasserbereich (Inorganic Pigments).

Für die Business Units des Segments Performance Chemicals sind Patente und Patentanmeldungen auf dem Gebiet des Holzschutzes, in der industriellen Konservierung und der Desinfektion (Material Protection Products), auf dem Gebiet der Dichromatherstellung (Leather), der Textilvorbehandlung, Färbereihilfsmittel und Textilausrüstung (Textile Processing Chemicals) sowie der Papierfarbstoffe und -aufheller und der Prozess- und Funktionschemikalien (Paper) besonders wichtig. Des Weiteren gehören zum Patentportfolio unter anderem Schutzrechte zur Produktion monodisperser Ionenaustauscher, zur Herstellung spezieller Ionenaustauscher für die Reinstwassergewinnung und dessen Nutzen in Kraftwerken sowie Patente und Patentanmeldungen zur Adsorption von Schwermetallen aus Grund- und Trinkwasser (Ion Exchange Resins). Schließlich sind Patente bzw. Patentanmeldungen auf dem Gebiet der Additive für Kautschuk, Kunststoffe und Schmieröle (RheinChemie), im Bereich der Spezialchemikalien, z.B. für Reversionsschutzmittel, Strahlenschutzadditive und Vulkanisationsaktivatoren (Rubber Chemicals) und solche auf dem Gebiet der Farbstoffe für optische Datenspeicher und für Kunststoffe (Functional Chemicals) besonders wichtig.

Marken

Die vom Bayer-Konzern im Rahmen der Abspaltung auf Verlangen von LANXESS zu übertragenden Markenrechte umfassen ca. 300 aktive Markenfamilien und insgesamt ca. 8.700 Markenregistrierungen. Gegenwärtig erfolgt eine Prüfung des Markenportfolios auf die für die Geschäftstätigkeit von LANXESS wichtigen Marken. Künftig wird der Konzern neue Marken prinzipiell in allen Ländern registrieren, in denen ein nennenswerter Umsatz mit den entsprechenden Produkten erwartet wird. Als Marke geschützt sind die Geschäftsbezeichnung „LANXESS" ebenso wie zahlreiche Produktkennzeichen. Bezogen auf die vier Segmente des Konzerns sind insbesondere nachfolgende Marken von besonderer Bedeutung für LANXESS:

Für das Segment Performance Rubber sind die Marken Buna™ (nicht registriert in den USA) und Taktene® (Polybutadiene Rubber) sowie Perbunan®, Therban® und Levapren® (Technical Rubber Products) besonders erwähnenswert. Die Marke Buna™ ist Gegenstand einer Vereinbarung mit der Buna Dow Leuna Olefinverbund GmbH, in der sich die Parteien gegenseitig die Lizenz einräumen, Buna™ als Marke sowie als Unternehmenskennzeichen zu nutzen.

Wichtige Marken im Segment Engineering Plastics sind Durethan® und Pocan® (Semi-Crystalline Products); Novodur®, Lustran®, Absolac™, Absolan™, Triax® und Centrex® (Styrenic Resins) sowie Dorlastan® und Atlas® (Fibers).

Für das Segment Chemical Intermediates ist die Marke Bayferrox® (Inorganic Pigments) besonders wichtig.

Für das Segment Performance Chemicals zählen die Marken Preventol®, Tektamer®, Velcorin®, Metasol® und Biochek® (Material Protection Products); Chromosal®, Tanigan®, Levaderm® und Euderm® (Leather); Diadavin®, Tannex® und Tanaprint® (Textile Processing Chemicals); Levacell®, Pontamine® und Astra™ (Paper); Rhenogran®, Aflux® und Stabaxol® (RheinChemie); Vulkanox® und Vulkacit® (Rubber Chemicals) sowie Lewatit® und Ionac® (Ion Exchange Resins) bzw. Macrolex® (Functional Chemicals) zu den wichtigsten Produktbezeichnungen.

Lizenzen

Die Patentlizenzverträge mit der Bayer MaterialScience AG sind von besonderer Bedeutung. In diesen räumen sich die Parteien, beschränkt auf bestimmte Arbeitsgebiete des Lizenznehmers, ein zum Teil ausschließliches, zum Teil einfaches Nutzungsrecht an bestimmten Patenten ein (siehe dazu „*Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern*").

Für das Produktportfolio von LANXESS ist des Weiteren der ebenfalls im Zuge der Abspaltung geschlossene Lizenzvertrag mit der Bayer AG wichtig, der den verbundenen Unternehmen des LANXESS-Konzerns ein ausschließliches, unentgeltliches und zeitlich unbegrenztes Nutzungsrecht an bestimmten Marken mit dem Bestandteil „BAY" einräumt (siehe dazu „*— Produktsortiment*").

Daneben ist LANXESS Vertragspartner zahlreicher anderer Lizenzverträge. Von besonderer Bedeutung für einzelne Business Units sind folgende Verträge:

Durch nicht-exklusiven Lizenzvertrag mit dem Massachussetts Institute of Technology, USA, ist LANXESS berechtigt, die sog. „Buchwald Technologie" zu verwenden, die die Kupplungsreaktionen für Aromaten betrifft. Die durch dieses Verfahren erzeugten Produkte stellen geeignete Ausgangsmaterialien im Bereich Agro- und Pharma-Chemikalien dar (Fine Chemicals). Durch Lizenzverträge mit der Toda Kogyo Corp., Hiroshima, Japan, auf dem Gebiet der Eisenoxide werden LANXESS einfache Nutzungsrechte zur Herstellung spezieller magnetischer Partikel für magnetische Toner sowie einfache Nutzungsrechte an Schutzrechten für kompaktierte Eisenoxidpigmente eingeräumt, die zur Färbung von Zement oder Mörtel verwendet werden (Inorganic Pigments).

Des Weiteren gewährt LANXESS der MeadWestvaco Corp., Delaware bzw. Stamford/Connecticut ein einfaches Recht zur Herstellung bestimmter Mikrokapseln in den USA sowie zum weltweiten Vertrieb des sog. „Carbonless Copy Paper" (Paper). Der im Zusammenhang mit einem Joint-Venture Projekt mit der Weifang Yaxing Chemical Co. Ltd. („Weifang"), mit dem LANXESS die Produktion von Hydrazinhydrat in die VR China verlegt, ursprünglich von der Bayer Chemicals AG geschlossene und auf LANXESS übergegangene Patentlizenz- und Know-how-Vertrag mit der Weifang Weipeng Chemical Co., Ltd. („Weifang Weipeng") räumt der Weifang Weipeng ein nicht exklusives Recht, unter anderem zur Herstellung von Azodicarbonamid (ADC), ein und stellt das hierfür erforderliche Know-how zur Verfügung. ADC wird als Hauptkomponente für Treibmittel verwendet, die LANXESS beispielsweise unter den Marken Porofor® und Genitron™ verkauft. Zudem wurde mit der mit Weifang gegründeten Joint Venture-Gesellschaft LANXESS Yaxing Chemicals Co. Ltd. ein Patentlizenz- und Know-how-Vertrag abgeschlossen, durch den LANXESS der Joint Venture-Gesellschaft ein einfaches Recht zur Herstellung von Hydrazinhydrat einräumt und dieser das hierfür erforderliche Know-how zur Verfügung stellt (Functional Chemicals).

Daneben ist die LANXESS GmbH Vertragspartner zahlreicher konzerninterner Lizenzverträge. Diese Lizenzverträge schaffen eine rechtliche Basis dafür, dass weitere LANXESS-Gesellschaften, beispielsweise mit Sitz im Ausland, die Technologie der LANXESS GmbH verwenden können.

Die LANXESS GmbH wird für eigene Marken neue Lizenzverträge mit Gesellschaften des LANXESS-Konzerns sowie gegebenenfalls mit Joint Venture-Unternehmen schließen. Weiterhin werden Lizenzverträge mit Weiterverarbeitern (im Wege der sog. begleitenden Marke) sowie Verträge über Herstellungs- und Vertriebslizenzen abgeschlossen, sofern LANXESS nicht in bereits bestehende Verträge eintritt.

Mitarbeiter und Pensionen

Die folgende Tabelle enthält eine Übersicht über die Anzahl der Mitarbeiter (Kopf-Zahlen) des LANXESS-Konzerns zum 31. Dezember 2002, 31. Dezember 2003 und 30. September 2004 aufgegliedert nach Segmenten bzw. Funktionen:

	Zum 31. Dezember		Zum 30. September
Tätigkeitsbereich	**2002**	**2003**	**2004**
Performance Rubber	3.151	2.999	3.133
Engineering Plastics	3.844	3.658	3.698
Chemical Intermediates	4.265	4.059	3.925
Performance Chemicals	5.129	4.881	5.041
Servicefunktionen und Corporate Center	5.071	4.826	3.822
Gesamt	21.460	20.423	19.619

Die Abnahme der Mitarbeiterzahlen ist insbesondere auf Regelungen zum altersbedingten Ausscheiden, sowie die natürliche Fluktuation zurückzuführen. In den ersten neun Monaten des Jahres 2004 spielte auch der mit den Schließungen von Betrieben in Marl und Goch (Deutschland) verbundene Personalabbau eine Rolle. In den Gesamtmitarbeiterzahlen sind auch solche Mitarbeiter berücksichtigt, die derzeit den Vertrieb von LANXESS im Rahmen der mit dem Bayer-Konzern geschlossenen Agenturverträge wahrnehmen. Zum 30. September 2004 handelt es sich dabei um ca. 400 Mitarbeiter. Nach Wirksamwerden der Abspaltung werden diese Mitarbeiter weiterhin dem Bayer-Konzern angehören. Dadurch wird sich die Zahl der Mitarbeiter, die dem LANXESS-Konzern zuzurechnen sind, gegenüber der Gesamtmitarbeiterzahl zum 30. September 2004 verringern.

Den heute im LANXESS-Konzern gebündelten Geschäftsaktivitäten waren im Geschäftsjahr 2002 durchschnittlich ca. 21.730 Mitarbeiter, davon ca. 3.230 im Segment Performance Rubber, ca. 3.900 im Segment Engineering Plastics, ca. 4.330 im Segment Chemical Intermediates, ca. 5.200 im Segment Performance Chemicals und ca. 5.070 in den Service- und Corporate

Center-Funktionen, zuzurechnen. Im Geschäftsjahr 2003 waren den entsprechenden Geschäftsaktivitäten durchschnittlich ca. 20.940 Mitarbeiter, davon ca. 3.070 im Segment Performance Rubber, ca. 3.750 im Segment Engineering Plastics, ca. 4.160 im Segment Chemical Intermediates, ca. 5.010 im Segment Performance Chemicals und ca. 4.950 in den Service- und Corporate Center-Funktionen zuzurechnen. Bis zum 30. September 2004 waren in 2004 im LANXESS-Konzern durchschnittlich ca. 19.850 Mitarbeiter beschäftigt, davon ca. 3.170 im Segment Performance Rubber, ca. 3.740 im Segment Engineering Plastics, ca. 3.970 im Segment Chemical Intermediates, ca. 5.100 im Segment Performance Chemicals und ca. 3.870 in den Service- und Corporate Center-Funktionen.

Die LANXESS AG hat in den Geschäftsjahren 2002 und 2003 als sog. Vorratsgesellschaft keine Mitarbeiter beschäftigt. Zum 30. September 2004 waren im LANXESS Corporate Center, das derzeit eine organisatorische Einheit innerhalb der Bayer AG darstellt, 56 Mitarbeiter beschäftigt, deren Arbeitsverhältnisse mit Wirksamwerden der Abspaltung auf die LANXESS AG übergehen werden. Die Gesellschaft geht davon aus, dass die Anzahl der Mitarbeiter des LANXESS Corporate Centers im Rahmen des Aufbaus neuer Funktionen bis zum Zeitpunkt des Wirksamwerdens der Abspaltung auf ca. 90 Mitarbeiter steigen wird.

LANXESS hat zur Sicherung der Altersversorgung seiner Mitarbeiter Pensionszusagen abgegeben. Vom gesamten Anwartschaftsbarwert dieser Pensionszusagen entfiel dabei zum 31. Dezember 2003 EUR 283 Mio. auf rückstellungsfinanzierte und EUR 835 Mio. auf fondsfinanzierte Versorgungsverpflichtungen. Der Anwartschaftsbarwert anderer pensionsähnlicher Leistungszusagen war zum gleichen Stichtag mit EUR 146 Mio. vollständig rückstellungsfinanziert. Den entsprechenden Anwartschaftsbarwerten stehen in der Bilanz zum 31. Dezember 2003 Pensionsrückstellungen und ähnliche Verpflichtungen in Höhe von EUR 408 Mio. gegenüber, die sich aus EUR 279 Mio. für Pensionsverpflichtungen und aus EUR 129 Mio. für pensionsähnliche Verpflichtungen zusammensetzen. Den Pensionsverpflichtungen stehen auf der Aktivseite sonstige Vermögenswerte aus Pensionszusagen in Höhe von EUR 89 Mio. gegenüber. Siehe dazu die Ausführungen im Abschnitt *„Erläuterungen zur Bilanz — (26) Rückstellungen für Pensionen und ähnliche Verpflichtungen"* im Anhang zu den im Finanzteil abgedruckten Combined Financial Statements für das Geschäftsjahr 2003. Zukünftige Erhöhungen der Rückstellungen sowie steigende jährliche Beiträge zu den Pensionskassen sind nicht auszuschließen. Sofern von LANXESS weiterhin einzelvertragliche Pensionszusagen gegenüber Führungskräften abgegeben werden, ergeben sich weitere Pensionsverpflichtungen für LANXESS, die nicht von den vorstehenden Rückstellungen umfasst sind.

Im Rahmen der Abspaltung wurde eine Gesamtbetriebsvereinbarung für Standort- und Beschäftigungssicherung III („SOS III") abgeschlossen (siehe dazu „Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS"). Die Gesellschaft prüft derzeit sämtliche für die Betriebe des LANXESS-Konzerns geltenden kollektivrechtlichen Vereinbarungen mit dem Ziel, diese Vereinbarungen an die veränderten Rahmenbedingungen anzupassen. Zu einzelnen personalbezogenen Themen hat der Vorstand der Gesellschaft bereits Beschlüsse gefasst. Im Zusammenhang mit den vorgesehenen Maßnahmen wurden erste Gespräche und Verhandlungen mit den Arbeitnehmervertretungen aufgenommen. In diesen konnten die Gesprächspartner zu einzelnen Fragen bisher kein Einvernehmen erzielen.

Mitarbeiterbeteiligungsprogramm

Die Gesellschaft beabsichtigt, noch im Laufe des Jahres 2005 ein Mitarbeiterbeteiligungsprogramm in Form eines Aktienerwerbsprogramms für die Mitarbeiter des LANXESS-Konzerns einzuführen. Die einzelnen Bestandteile dieses Aktienerwerbsprogramms werden derzeit ausgearbeitet. Es wird insbesondere geprüft, den Tarif-Mitarbeitern sowie den Mitarbeitern der unteren und mittleren Führungsebene die Möglichkeit einzuräumen, unmittelbar nach der Auszahlung der jährlichen Erfolgsbeteiligung Belegschaftsaktien der LANXESS AG mit einem Kursabschlag zu erwerben. Die erworbenen Aktien sollen einer Sperrfrist unterliegen. Die Höhe des Kursabschlags wird sich voraussichtlich nach der wirtschaftlichen Lage der Gesellschaft bestimmen und wird in jedem Jahr vom Vorstand der Gesellschaft neu festgelegt werden. Die Anzahl der zum Kauf angebotenen Aktien soll von dem im Gewährungszeitpunkt aktuellen Aktienkurs sowie der Vergütungsstufe des Berechtigten abhängig sein.

Programm für Führungskräfte

Zur Schaffung eines an der langfristigen Unternehmenswertsteigerung orientierten Anreizsystems ist geplant, im Laufe des Jahres 2005 für die Mitarbeiter der obersten Führungsebene des LANXESS-Konzerns ein langfristiges Incentive-Programm anzubieten. Dieses Programm soll eine variable Vergütung in Abhängigkeit von der Kursentwicklung der LANXESS-Aktie sowie der Erreichung bestimmter Unternehmenskennziffern vorsehen. Das Programm soll aus zwei Komponenten, einem Stock Appreciation Rights-Plan (virtueller Aktienoptionsplan) sowie einem Economic Value-Plan (langfristiger Cash-Bonus auf der Basis der Steigerung des Unternehmenswertes), bestehen. Der neue Aufsichtsrat der Gesellschaft, der mit Ablauf des Tages des Wirksamwerdens der Abspaltung, frühestens mit Ablauf des 28. Januar 2005, sein Amt antritt, wird nach seinem Amtsantritt die Diskussion über ein Beteiligungsprogramm für Vorstandsmitglieder aufnehmen.

Grundbesitz und Betriebsstätten

LANXESS betreibt Produktionsstätten in 18 Ländern. Darüber hinaus nutzt der Konzern als Eigentümer oder Mieter Grundbesitz mit Bürogebäuden, Lagerhäusern, Forschungs- und Entwicklungseinrichtungen sowie anderen Einrichtungen in einer Vielzahl von Ländern.

Zum Stichtag 30. September 2004 standen insgesamt ca. 19.580.000 m^2 Grundfläche im Eigentum der LANXESS GmbH sowie ihrer direkten und indirekten Tochtergesellschaften. Davon sind ca. 4.440.000 m^2 entwickelt und ca. 805.000 m^2 bebaut. In den vorgenannten Zahlen ist nicht die Grundfläche des Standorts Antwerpen in Belgien mit ca. 1.114.000 m^2 berücksichtigt, die zum 1. Oktober 2004 auf LANXESS übertragen wurde.

Darüber hinaus nutzt LANXESS Grundbesitz mit einer Gesamtfläche von ca. 500.000 m^2, wovon ca. 430.000 m^2 entwickelt und ca. 220.000 m^2 bebaut sind, auf der Basis von Erbbaurechten oder ausländischen erbaurechtsähnlichen Überlassungsverhältnissen. Die folgende Tabelle gibt einen Überblick über die auf der Basis solcher Überlassungsverhältnisse genutzten Grundstücke zum 30. September 2004.

Erbbaurechte und ähnliche Überlassungsverhältnisse*

Standort	Größe (ca.)**	Name des Eigentümers	Gesamtlaufzeit
Antwerpen (Belgien)	96.500 m^2	Bayer Antwerpen NV	99 Jahre
Shanghai (VR China)	49.900 m^2	VR China	50 Jahre
Wuxi (VR China)	35.800 m^2	VR China	42 Jahre
Wuxi (VR China)	16.300 m^2	VR China	49 Jahre
Qingdao (VR China)	28.400 m^2	VR China	50 Jahre
Greppin (Deutschland)	19.300 m^2	Bayer Bitterfeld GmbH	Unbegrenzt
Marl (Deutschland)	117.800 m^2	Degussa	99 Jahre
Filago (Italien)	11.600 m^2	Bayer SpA Italy	30 Jahre
Singapur (Singapur)	29.400 m^2	Juong Town Corporation	30 Jahre
Tarragona (Spanien)	80.000 m^2	Bayer Polimeros S.L.	99 Jahre
Alcantarilla (Spanien)	17.000 m^2	Derivados Quimicos S.A.	50 Jahre

* 56.000 m^2 Grundfläche am Standort Dormagen, die derzeit im Rahmen eines Erbbaurechts der Bayer AG genutzt werden, wurden auf Grundlage des Kaufvertrags zwischen LANXESS GmbH und Bayer AG vom 30. Dezember 2004 an die LANXESS GmbH verkauft.

** Gerundete Werte.

Weiterhin nutzt die LANXESS GmbH derzeit auf Basis von Grundstücksnutzungsverträgen mit der Bayer Industry Services GmbH & Co. OHG Grundbesitz auf den Werksgeländen der Chemieparkstandorte Leverkusen, Dormagen, Krefeld-Uerdingen und Brunsbüttel. Am 30. Dezember 2004 hat die LANXESS GmbH mit der Bayer AG einen Grundstückskaufvertrag über Grundflächen von insgesamt ca. 937.000 m^2 auf den vorgenannten Werksgeländen abgeschlossen, der mit Ablauf des ersten der Abspaltung folgenden Kalendertages wirksam wird. Bei den Grundflächen handelt es sich überwiegend um noch nicht vermessene Teilflächen. Ca. 552.000 m^2 der verkauften Flächen sind bebaut. Der Kaufpreis für Grundstücke und

Betriebsvorrichtungen beträgt ca. EUR 256 Mio. Besitz, Nutzungen und Lasten der verkauften Flächen gehen mit Wirksamwerden des Grundstückskaufvertrags auf die LANXESS GmbH über. Die Grundflächen werden, sobald die grundbuchrechtlichen Voraussetzungen hierfür geschaffen worden sind, auf die LANXESS GmbH übertragen werden.

Weiterhin steht die Übertragung von Grundflächen von insgesamt ca. 74.000 m^2 im Ausland auf LANXESS aus. Die entsprechenden Verträge wurden bereits abgeschlossen. Die Gesellschaft erwartet, dass die Übertragungen im Laufe des Jahres 2005 vorgenommen werden.

Die folgende Tabelle gibt einen Überblick über die wichtigsten Standorte von LANXESS zum 30. September 2004:

Wichtigste Standorte von LANXESS

Standort	Größe (ca.)*	Eigentum/Miete/ Erbbaurecht/von Bayer AG gekauft**	Nutzung des Standorts
Chemiepark Leverkusen ...	369.500 m^2	Von der Bayer AG gekauft**	Produktion, Verwaltung, Marketing, Forschung und Entwicklung, Lager, Technischer Service
Chemiepark Dormagen	225.800 m^2	Von der Bayer AG gekauft**	Produktion, Verwaltung, Marketing, Forschung und Entwicklung, Lager, Technischer Service
Chemiepark Krefeld-Uerdingen	260.500 m^2	Von der Bayer AG gekauft**	Produktion, Verwaltung, Marketing, Forschung und Entwicklung, Lager, Technischer Service
Antwerpen (Belgien)***	1.114.000 m^2/ 96.500 m^2/ 27.700 m^2	Eigentum/ Erbbaurecht/ Miete	Produktion, Verwaltung, Marketing, Forschung und Entwicklung, Lager, Technischer Service
Orange/Texas (USA)	3.395.000 m^2	Eigentum	Produktion, Marketing, Technischer Service
Sarnia/Ontario (Kanada) ...	1.926.000 m^2	Eigentum	Produktion, Verwaltung, Marketing, Forschung und Entwicklung, Lager, Technischer Service

* Gerundete Werte.

** Nicht vermessene Teilflächen auf den Werksgeländen der Chemieparkstandorte Leverkusen, Dormagen und Krefeld-Uerdingen, die auf Grundlage des Kaufvertrags zwischen der LANXESS GmbH und der Bayer AG vom 30. Dezember 2004 durch LANXESS erworben werden.

*** Die Grundfläche von ca. 1.114.000 m^2 am Standort Antwerpen wurde am 1. Oktober 2004 auf LANXESS übertragen.

Umwelt

Der Erwerb, die Produktion und der Vertrieb vieler von LANXESS hergestellter Produkte erfordern die Nutzung, die Lagerung, den Transport und die Beseitigung von giftigen und gefährlichen Materialien, Stoffen und Substanzen. Auf LANXESS sind umfangreiche, sich beständig entwickelnde und immer anspruchsvoller werdende Umweltschutzgesetze, andere Rechtsakte, technische Regeln und Standards anwendbar. Sie betreffen unter anderem die Begrenzung von Luftverunreinigungen, Einleitungen in über- und unterirdische Gewässer, sonstige Emissionen in die Umwelt, die Erzeugung, Handhabung, Lagerung, den Transport, die Behandlung und die Verwertung oder Beseitigung von Abfällen sowie die Einhaltung von Sicherheitsvorschriften am Arbeitsplatz zum Schutz vor gefährlichen Stoffen.

Beispielhaft für eine Risikovermehrung aufgrund verschärfter Umweltgesetzgebung ist die Richtlinie 2004/35/EG über Umwelthaftung zur Vermeidung und Sanierung von Umweltschäden vom 21. April 2004, die von den EU-Mitgliedstaaten bis zum 30. April 2007 umzusetzen ist. Unternehmen der chemischen Industrie treffen danach in nach dem 30. April 2007 eintretenden Gefahren- oder Schadensfällen umfassende Vermeidungs- und Sanierungspflichten, wobei neben Boden und Gewässern auch Schäden an der biologischen Diversität (geschützte Arten und natürliche Lebensräume) einbezogen sind. Das Kostenrisiko für die Unternehmen der chemischen Industrie wird entscheidend von den mitgliedstaatlichen Umsetzungsakten abhängen. So können die Mitgliedstaaten die Haftung bei genehmigten Emissionen und für Entwicklungsrisiken auf schuldhaftes Verhalten beschränken, müssen dies aber nicht.

Die auf den Geschäftsbetrieb des LANXESS-Konzerns anwendbaren, weitreichenden umweltrechtlichen Gesetze, Verordnungen und sonstigen Vorschriften können dazu führen, dass LANXESS an davon betroffenen Standorten Verunreinigungen, Ablagerungen oder sonstige Auswirkungen der Emission von Chemikalien beseitigen oder beschränken muss.

Da die Produktionsstandorte von LANXESS schon seit langer Zeit — zum Teil über 100 Jahre — industriell genutzt werden, können auf den Standorten von LANXESS erhebliche Kontaminationen vorliegen. Im LANXESS-Konzern hat es in der Vergangenheit an manchen Standorten Verunreinigungen des Bodens und des Grundwassers gegeben; es kann nicht ausgeschlossen werden, dass solche Verunreinigungen an anderen Standorten auftreten oder entdeckt werden. LANXESS ist zudem für zahlreiche Altstandorte verantwortlich, auf denen teilweise sicherungs- oder sanierungsbedürftige Altlasten vorhanden sind. Die damit verbundenen Kosten sind häufig kaum abschätzbar. Beispielshafte Altlastenrisiken, denen LANXESS ausgesetzt ist, sind im Abschnitt *„Risikofaktoren — Risiken im Zusammenhang mit der Geschäftstätigkeit von LANXESS — Verpflichtungen aus Umweltschutzbestimmungen sowie Haftungen für Altlasten"*. Ansprüche können sowohl von bundes- oder einzelstaatlichen Regulierungsbehörden als auch von privaten Organisationen und Einzelpersonen geltend gemacht werden. In manchen Ländern, in denen der LANXESS-Konzern tätig ist, könnte LANXESS über die Beseitigung von Umweltschäden hinaus weiteren Rechtsfolgen ausgesetzt sein, wie etwa Entschädigungs- oder Strafzahlungen. Ein besonderes Risiko der Haftung für Umweltschäden besteht für die Standorte von LANXESS in New Jersey, USA. Nach der „Natural Resource Damages"-Initiative des New Jersey Department of Environmental Protection werden — unter schwer bestimmbaren Voraussetzungen — im Wege von Sammelklagen („class actions") für die Sanierung von Umweltschäden alle Unternehmen verantwortlich gemacht, deren industrielle Tätigkeit in der Vergangenheit zu den Umweltschäden beigetragen haben kann.

Soweit im Folgenden Kostenschätzungen genannt werden, beruhen diese in der Regel auf Annahmen über das wahrscheinlichste Schadensausmaß und den wahrscheinlichsten Sanierungsaufwand („most likely case").

Verschärfungen der rechtlichen Vorgaben zur Begrenzung von Schadstoffemissionen machen an einer Reihe von Produktionsstandorten von LANXESS Emissionsminderungsmaßnahmen erforderlich. Solche Vorgaben sind insbesondere in der VOC-Richtlinie (Richtlinie 1999/13/EG über die Begrenzung von Emissionen flüchtiger organischer Verbindungen vom 11. März 1999) und für die deutschen Produktionsstandorte darüber hinaus in der Technischen Anleitung zur Reinhaltung der Luft vom 24. Juli 2002 (TA Luft 2002) enthalten. Bei Anlagen, die den Anforderungen der TA Luft von 1986, nicht aber den neuen Anforderungen der TA Luft 2002 genügen (sog. Altanlagen), können die zuständigen Behörden im Allgemeinen verlangen, dass die erforderliche Anlagensanierung bis zum 30. Oktober 2007 abgeschlossen und alle Anforderungen bis zu diesem Zeitpunkt erfüllt werden. Insgesamt schätzt LANXESS die bis Oktober 2007 für alle Standorte entstehenden Kosten der technischen Anlagennachrüstung aufgrund der TA Luft 2002 sowie weiterer immissionsschutzrechtlicher Vorschriften auf etwa EUR 80 Mio.

Die an den Produktionsstandorten von LANXESS betriebenen Abwasserbehandlungsanlagen sind ständig an qualitativ steigende Einleitungsanforderungen anzupassen. Aufgrund der sich abzeichnenden Rechtsänderungen rechnet LANXESS für alle Standorte in den nächsten Jahren mit einem Investitionsbedarf für Abwasserbehandlungsanlagen von rund EUR 20 Mio.

Finanzielle Risiken aus Untersuchungs- und Sanierungspflichten bestehen auch in Bezug auf etwa dreißig Standorte in den Vereinigten Staaten, die im Eigentum von LANXESS standen oder stehen oder die von LANXESS betrieben wurden, oder für Standorte, an denen Abfälle von

LANXESS gelagert oder behandelt wurden. Eine Haftung von LANXESS kann sich unter anderem aufgrund des allgemein als „Superfund" bezeichneten US-amerikanischen Umweltschutzgesetzes („Comprehensive Environmental Response, Compensation, and Liability Act" oder „CERCLA"), aufgrund des Resource Conservation and Recovery Act („RCRA") sowie ähnlicher US-amerikanischer einzelstaatlicher Gesetze und Rechtsvorschriften ergeben. Unter dem CERCLA sind für ein Superfund-Grundstück sowohl der Eigentümer als auch der Betreiber der Anlage zum Zeitpunkt der Verunreinigung potentiell verantwortlich. An den meisten betroffenen US-Standorten sind zahlreiche Unternehmen, darunter der LANXESS-Konzern, darüber in Kenntnis gesetzt worden, dass die US-amerikanische Bundes-Umweltschutzbehörde („Environmental Protection Agency" oder „EPA"), einzelstaatliche Behörden sowie Private davon ausgehen, dass die betreffenden Gesellschaften möglicherweise nach den genannten Gesetzen oder damit im Zusammenhang stehenden Rechtsvorschriften für Sanierungsmaßnahmen verantwortlich sind. An anderen US-Standorten ist der LANXESS-Konzern der einzige Verantwortliche.

Untersuchungs- und Sanierungspflichten können sich auch aus der Veränderung des Eigentums an einem Grundstück ergeben, z.B. durch die Verpflichtung des Erwerbers, die Sanierungsverantwortlichkeit zu übernehmen und Sicherheit für etwaige Entsorgungskosten zu leisten.

Zum 30. September 2004 hat LANXESS für Umweltschutzverpflichtungen insgesamt EUR 85 Mio. zurückgestellt. Zu möglichen weitergehenden Risiken im Zusammenhang mit Umweltschadensfällen siehe *„Risikofaktoren — Risiken im Zusammenhang mit der Geschäftstätigkeit von LANXESS — Verpflichtungen aus Umweltschutzbestimmungen sowie Haftungen für Altlasten"*.

Die Bayer AG und die LANXESS AG haben in einem Grundlagenvertrag, der gleichzeitig mit dem Abspaltungs- und Übernahmevertrag abgeschlossen wurde, geregelt, wer von den Vertragsparteien im Innenverhältnis die Haftung für grundstücksbezogene Umweltlasten trägt, die bis zum Abspaltungsstichtag (1. Juli 2004) verursacht wurden oder entstanden sind. Rechtsfolge der Haftung einer Vertragspartei ist grundsätzlich, dass diese die andere Vertragspartei und die mit der anderen Vertragspartei verbundenen Unternehmen in vollem Umfang von jeglicher öffentlich-rechtlicher oder privatrechtlicher Haftung gegenüber Behörden oder sonstigen Dritten für Umweltlasten der jeweiligen Grundstücke freizustellen hat. Die Regelung zur Verteilung der Haftung für Umweltlasten begründet im Wesentlichen eine Zustandshaftung der jeweiligen Vertragspartei für die Grundstücke, die sie oder mit ihr verbundene Unternehmen zum Stichtag genutzt haben. Daneben enthält die Haftungsregelung auch einzelne Elemente einer Verursachungshaftung. Die Haftung knüpft im Ergebnis an die jeweils betroffenen Grundstücke an und unterscheidet insoweit — vereinfacht dargestellt — wie folgt:

Die LANXESS AG haftet im Grundsatz — vorbehaltlich einer vorgesehenen Entlastungsmöglichkeit — für sämtliche Umweltlasten der sog. LANXESS-Grundstücke. Dabei handelt es sich im Wesentlichen um die von LANXESS zum Stichtag im In- und Ausland genutzten Grundstücke, die die Gesellschaften des LANXESS-Konzerns zum Teil bereits — so vor allem im Ausland — von der Bayer AG erworben haben oder noch von der Bayer AG erwerben werden. Die Bayer AG hingegen haftet im Grundsatz — vorbehaltlich der ebenfalls vorgesehenen Entlastungsmöglichkeit — für sämtliche Umweltlasten der sog. Bayer-Grundstücke. Bei diesen handelt es sich im Wesentlichen um alle im Eigentum der Bayer AG oder mit ihr verbundener Unternehmen stehenden und von LANXESS genutzten Grundstücke (mit Ausnahme der LANXESS-Grundstücke). Im Hinblick auf eine etwaige Haftung für Umweltlasten der Grundstücke sonstiger Dritter haben die Vertragsparteien vereinbart, dass für diese Umweltlasten die LANXESS AG haftet, wenn die Umweltlast durch ein LANXESS-Grundstück über das Grundwasser verursacht wurde. Darüber hinaus trifft der Grundlagenvertrag noch Sonderregelungen für die Haftungsverteilung in Bezug auf Umweltlasten bestimmter Grundstücke (inkl. Deponien) sowie für die Haftung für Umweltlasten aus bestimmten Unternehmenskaufverträgen.

Der Grundlagenvertrag sieht eine Beschränkung der Haftung der LANXESS AG und der mit ihr verbundenen Unternehmen für Umweltlasten auf insgesamt EUR 350 Mio. vor, wobei sich diese Haftungshöchstgrenze jedoch — vereinfacht dargestellt — nur auf Maßnahmen bezieht, die bis Ende 2009 angeordnet, vereinbart oder durchgeführt worden sind. Im Übrigen haften die LANXESS AG und die mit der LANXESS AG verbundenen Unternehmen unbegrenzt für Umweltlasten.

Regulatorische Vorschriften

Der LANXESS-Konzern unterliegt in jedem Land, in dem er tätig ist, den dort jeweils anwendbaren Gesetzen und Vorschriften in Bezug auf seinen Geschäftsbetrieb. Hierzu gehören insbesondere Vorschriften über technische Sicherheit und zum Schutz der Umwelt, Vorschriften über die Anmeldung, Registrierung und Kennzeichnung sowie zum Umgang mit Chemikalien, Bauvorschriften, arbeitsrechtliche Vorschriften, Vorschriften zum Arbeitsschutz und zur Arbeitssicherheit.

Für die Geschäftstätigkeit von LANXESS sind insbesondere umweltrechtliche Vorschriften von Bedeutung. Die wichtigsten Auswirkungen dieser Gesetze sind im Abschnitt „— *Umwelt*" dargestellt.

Die regulatorischen Rahmenbedingungen für Unternehmen der chemischen Industrie und verwandte Branchen unterliegen ständigem Wandel und werden auf internationaler, vor allem aber auf supranationaler und nationaler Ebene fortlaufend an den technischen Fortschritt und das gesteigerte Sicherheitsbedürfnis und Umweltbewusstsein der Bevölkerung angepasst. Solche Verschärfungen können negative Auswirkungen auf die Produktionskosten und das Produktportfolio von LANXESS haben.

Von besonderer Tragweite für die Geschäftstätigkeit kann die geplante EG-Verordnung zur Registrierung, Bewertung, Zulassung und Beschränkung chemischer Stoffe („REACh") sein, deren Entwurf die Europäische Kommission am 29. Oktober 2003 vorgelegt hat. Das gegenwärtige System für allgemeine Industriechemikalien unterscheidet zwischen neuen Stoffen, die seit September 1981 erstmalig in den Verkehr gebracht wurden und nach der Richtlinie 67/548/EWG auf etwaige Risiken für die menschliche Gesundheit und die Umwelt geprüft und beurteilt werden müssen (sie werden für die Zwecke von REACh als registriert angesehen), und sog. Altstoffen, deren Existenz auf dem Markt im September 1981 bekannt war. Altstoffe machen 99 % der Gesamtmenge sämtlicher auf dem Markt befindlicher Stoffe aus. Etwa 140 dieser Stoffe gelten bislang als prioritär und werden von den Behörden der Mitgliedstaaten nach der EG-Altstoffverordnung (VO (EWG) Nr. 793/93) umfangreichen Risikobewertungen unterzogen. Nach Ansicht der Kommission ist das bisherige Verfahren der Risikobewertung weder effizient noch wirksam und soll durch das REACh-System abgelöst werden.

- REACh sieht eine allgemeine Registrierungspflicht für Stoffe vor, die in Mengen ab einer Tonne hergestellt oder importiert werden. Ist ein Stoff nicht registriert, so wird dies nach dem Kommissionsvorschlag bedeuten, dass er weder hergestellt noch eingeführt werden darf.
- In Bezug auf die besonders besorgniserregenden Stoffe wird ein Zulassungssystem für die Verwendung und das Inverkehrbringen für solche Verwendungen eingeführt. Dies betrifft Stoffe der Gruppen „kanzerogen, mutagen und reproduktionstoxisch" (CMR), „persistent, bioakkumulierbar, toxisch" (PBT) und „very persistent, very bio accumulative" (vPvB). Die Anforderungen im Rahmen des Zulassungsverfahrens sind risikobasiert: Es obliegt den Antragstellern nachzuweisen, dass die Risiken im Zusammenhang mit der Verwendung des betreffenden Stoffes angemessen beherrscht sind oder dass die sozio-ökonomischen Vorteile des Inverkehrbringens überwiegen. Für solche Stoffe kann eine Pflicht zur Substitution durch geeignete Alternativstoffe oder -technologien bestehen.

Um den Übergang zum REACh-System zu erleichtern, sieht der Verordnungsentwurf die schrittweise Einführung der Registrierungsanforderungen über drei (für Stoffe der Gruppe CMR Kategorie 1 und 2 in einer Menge von mehr als 1 t/a sowie für sonstige Stoffe in einer Menge von mehr als 1000 t/a), sechs Jahre (Stoffe in einer Menge von 100 bis 1000 t/a) bis zu elf Jahren (Stoffe in einer Menge von mehr als 1 t/a und für gefährliche Stoffe in Erzeugnissen) nach Inkrafttreten der Verordnung für solche Stoffe vor, die sich bereits auf dem Gemeinschaftsmarkt befinden.

LANXESS wird als Unternehmen der chemischen Industrie von dem mit den Registrierungs-, Bewertungs- und Zulassungsmechanismen notwendig verbundenen technischen, organisatorischen und finanziellen Mehraufwand betroffen sein. Zusätzliche Kosten werden insbesondere für die Erstellung der zu allgemeinen Registrierungszwecken vorzulegenden Stoffsicherheitsberichte

(Chemical Safety Report — CSR), die dafür erforderlichen Stoffsicherheitsbeurteilungen (Chemical Safety Assessment — CSA), die Expositionsermittlung und die erweiterten Anforderungen an Sicherheitsdatenblätter (Safety Data Sheet — SDS) entstehen. Im Zulassungsverfahren kann sich herausstellen, dass einzelne Produkte von LANXESS nicht mehr wirtschaftlich produziert werden können.

Mit einem Inkrafttreten der Verordnung ist nicht vor Ende 2006 oder Anfang 2007 zu rechnen. Im Rahmen der parlamentarischen Beratungen kann der Verordnungsentwurf noch vielfältigen Änderungen unterzogen oder auch ganz gestoppt werden. LANXESS hat gleichwohl mit Vorbereitungen begonnen, die eine Anwendung des im Kommissionsvorschlag vorgesehen neuen regulatorischen Rahmens erleichtern sollen. So werden die Produktionsmengen entsprechend den Mengenschwellen für das geplante Registrierungsverfahren erfasst und nach Stoffen und Zubereitungen aufgeschlüsselt. Des Weiteren hat LANXESS mit Lückenanalysen hinsichtlich der chemisch-physikalischen sowie toxikologischen Eigenschaften der Stoffe begonnen. Die EDV-Systeme werden im Hinblick auf die Erstellung von CSR, CSA und SDS ausgebaut.

Insgesamt schätzt LANXESS derzeit die Kosten, die mit der Einführung des REACh-Systems in den für die vollständige Registrierung aller der Verordnung unterliegenden Stoffe zur Verfügung stehenden elf Jahren verbunden sind, auf EUR 200 Mio.

Die von LANXESS hergestellten Biozid-Produkte sind vom Anwendungsbereich der geplanten REACh-Verordnung ausgenommen. Sie bleiben den speziellen Zulassungsverfahren für Biozid-Produkte nach der EG-Richtlinie 98/8/EG unterworfen, die in Deutschland in §§ 12a-12j des Chemikaliengesetzes umgesetzt worden ist. Für alle gemeinschaftsweit in den Verkehr gebrachten Biozid-Produkte werden die Anforderungen an die Prüfung und Zulassung spätestens 2010 verbindlich, zum Teil auch schon davor, wenn der Wirkstoff zu einem früheren Zeitpunkt bewertet und in Anhang I der EG-Richtlinie aufgenommen wurde. LANXESS geht davon aus, dass dies bei Produkten für den Holzschutz der Fall sein wird.

Weitere Kostenbelastungen für Unternehmen der chemischen Industrie könnten sich in der Zukunft aus der Umsetzung der von der Europäischen Kommission 2003 vorgeschlagenen „Strategie für Umwelt und Gesundheit" (SCALE-Initiative) ergeben. SCALE beabsichtigt den Aufbau eines Gemeinschaftssystems zur Verzahnung der Informationen über den Zustand der Umwelt, des Ökosystems und der menschlichen Gesundheit, um so u.a. die Bewertung von sog. Cocktaileffekten, kombinierten Belastungen und akkumulierten Wirkungen auf die menschliche Gesundheit zu verbessern. Derzeit ist nicht absehbar, ob und wann der zunächst für 2004 bis 2010 geltende SCALE-Aktionsplan in bindende Rechtsakte der Europäischen Gemeinschaft mündet.

Für die Geschäftstätigkeit von LANXESS sind auch wettbewerbsrechtliche Vorschriften von Bedeutung. So ist beispielsweise die Werbung für Gefahrstoffe und Biozid-Produkte nach Art. 26 der Richtlinie 67/548/EWG über die Einstufung, Verpackung und Kennzeichnung gefährlicher Stoffe bzw. Art. 22 der Richtlinie 98/8/EG (in Deutschland in Verbindung mit den Vorschriften des Chemikaliengesetzes und der Gefahrstoffverordnung) besonderen Beschränkungen unterworfen.

Außerdem unterliegen die von LANXESS hergestellten und vertriebenen Erzeugnisse zahlreichen produktbezogenen Vorschriften insbesondere des europäischen Gemeinschaftsrechts. Neben dem Chemikalien- und Gefahrstoffrecht muss LANXESS vor allem die Gemeinschaftsrechtsrahmen für Biozid-Produkte, Pflanzenschutzmittel, Arzneimittel, Medizinprodukte sowie für Lebensmittel und Bedarfsgegenstände beachten, aber auch die EG-Altfahrzeugrichtlinie 2000/53/EG, deren detaillierte Entsorgungs- und Kennzeichnungsvorschriften Auswirkungen auf die in Kraftfahrzeugen zum Einsatz kommenden Kunststoffe und damit mittelbar auf das Produktportfolio von LANXESS haben. Aus dem Lebensmittelrecht zu nennen ist etwa die Richtlinie 2002/72/EG über Materialien und Gegenstände aus Kunststoff, die dazu bestimmt sind, mit Lebensmitteln in Berührung zu kommen, deren Vorgaben für Migrationsgrenzwerte bei Bedarfsgegenständen aus Kunststoff von LANXESS zu beachten sind. Änderungen des für das jeweilige Produkt von LANXESS anzuwendenden Rechtsrahmens können mit erheblichen Investitionen verbunden sein.

Rechtsstreitigkeiten/Verfahren vor Verwaltungsbehörden

Nach Kenntnis der Gesellschaft sind gegenwärtig — abgesehen von den nachstehend oder vorstehend unter „— *Umwelt*" beschriebenen Verfahren — weder die LANXESS AG noch ihre Tochtergesellschaften Partei von Gerichts- oder Schiedsverfahren oder Verfahren vor Verwaltungsbehörden, die einen erheblichen Einfluss auf die wirtschaftliche Lage von LANXESS haben können oder in den letzten zwei Geschäftsjahren gehabt haben. Solche Verfahren sind nach Kenntnis der Gesellschaft auch nicht angedroht.

Kartellverfahren

Bayer AG ist in Bezug auf das LANXESS-Geschäft in mehrere behördliche und zivilgerichtliche Kartellverfahren in den USA, Kanada und Europa verwickelt.

Im Rahmen der Abspaltung wurden die Aktivitäten des ehemaligen Geschäftsbereiches Kautschuk der Bayer AG auf den LANXESS-Konzern übertragen. Im Zusammenhang mit verschiedenen Produkten, die diesen Geschäftsaktivitäten zuzuordnen sind oder waren, werden bzw. wurden kartellbehördliche Ermittlungsverfahren in den USA, Kanada und Europa durchgeführt. In den USA und Kanada sind diesbezüglich mehrere private Sammel- und Einzelklagen anhängig. Weitere Schadensersatzklagen in den USA, aber auch in Kanada, sind zu erwarten.

Das US-amerikanische Department of Justice leitete beginnend im September 2002 strafrechtliche Ermittlungsverfahren gegen die Bayer AG wegen verschiedener Verstöße gegen § 1 Sherman Act ein. Gegenstand der Verfahren war der Vorwurf, die Bayer AG habe sich an illegalen Preisabsprachen in Bezug auf diverse Chemikalien für die Gummi-Produktion (Zeitraum 1995 bis 2001) als auch auf NBR (Zeitraum Mai bis Ende Dezember 2002) beteiligt. Die Ermittlungen führten zur Erhebung zweier Anklagen vor dem U.S. District Court for the Northern District of California in San Francisco. Hinsichtlich beider Vorwürfe hat sich die Bayer AG in zwei gesonderten Vergleichen vom 14. Juli 2004 bzw. vom 13. Oktober 2004 gegenüber dem Department of Justice schuldig bekannt und Geldstrafen in Höhe von USD 66 Mio. für die Preisabsprachen betreffend der Kautschukchemikalien bzw. in Höhe von USD 4,7 Mio. für die Preisabsprachen betreffend NBR akzeptiert. Beide Vergleiche wurden gerichtlich bestätigt. LANXESS hat für den Anteil an diesen Geldstrafen, der im Rahmen der Abspaltung zu tragen ist, in den Combined Financial Statements Rückstellungen in Höhe von EUR 20 Mio. gebildet, nämlich EUR 12 Mio. für die Business Unit Technical Rubber Products im Segment Performance Rubber und EUR 8 Mio. für das Segment Performance Chemicals, ein Großteil davon für die Business Unit Rubber Chemicals.

Die kartellbehördlichen Ermittlungen der Europäischen Kommission sowie des Canadian Competition Bureau in Bezug auf die vorstehend bezeichneten Preisabsprachen dauern an. Es ist damit zu rechnen, dass die Europäische Kommission ein erhebliches Bußgeld verhängen wird. Hierfür sowie für das unten dargestellte weitere europäische Ermittlungsverfahren, in dem die Bayer AG nicht als erstes Unterenehmen mit den Behörden kooperiert hat, ist bei LANXESS eine Rückstellung in Höhe von EUR 15 Mio. gebildet worden. Angesichts des Verfahrensstands — sog. Statement of Objections, in denen die Vorwürfe vorläufig zusammengefasst werden, hat die Europäische Kommission noch nicht versandt — ist eine darüber hinaus gehende belastbare Schätzung eines Bußgeldrisikos derzeit nicht möglich. Auch in Kanada besteht nach Einschätzung der Gesellschaft ein Bußgeldrisiko, das derzeit nicht beziffert werden kann.

Gegen die Bayer AG sind im Zusammenhang mit verschiedenen anderen Produkten, die gleichfalls dem ehemaligen Geschäftsbereich Kautschuk zuzuordnen sind, kartellbehördliche Ermittlungsverfahren in einigen weiteren Fällen anhängig. In bestimmten Fällen ist ausschließlich Europa betroffen. In einem Fall führt die Kommission die Ermittlungen selbst, einen anderen Fall hat sie den Kartellbehörden der Mitgliedsstaaten überlassen. Zwei weitere Fälle betreffen neben Europa auch die USA und Kanada. In allen Fällen kooperiert die Bayer AG mit den zuständigen Kartellbehörden. Mit einer Ausnahme hat die Bayer AG in allen diesen weiteren Fällen als jeweils erstes der betroffenen Unternehmen bei allen zuständigen Kartellbehörden, die über ein spezielles Kooperationsprogramm („Leniency Programm") verfügen, einen entsprechenden Antrag gestellt. Das Unternehmen rechnet damit, dass das Verfahren, in dem die Bayer AG nicht als erstes Unternehmen mit den Behörden kooperiert hat, mit einem erheblichen Bußgeld enden wird. Auch dieses Bußgeld kann allerdings derzeit noch nicht beziffert werden. In den übrigen

Verfahren bestehen nach Ansicht der Gesellschaft gute Aussichten, dass gegen die Bayer AG keine Bußgelder verhängt werden.

In den USA und in Kanada sind in Bezug auf die vorstehenden Kartellrechtsverstöße verschiedene private Sammel- und Einzelklagen gegen die Bayer AG, einzelne Tochtergesellschaften sowie zwei Tochtergesellschaften von LANXESS, die RheinChemie Rheinau GmbH und die RheinChemie Corp., Trenton/New Jersey, USA, anhängig, in denen die Kläger — unmittelbare und mittelbare Abnehmer der betroffenen Kautschukprodukte — Schadensersatz (einschließlich Dreifach- und Strafschadensersatzes) in noch nicht bezifferter, aber potentiell erheblicher Höhe geltend machen. Sowohl in den USA als auch in Kanada ist mit weiteren Schadensersatzklagen zu rechnen.

Das mit sämtlichen vorgenannten Verfahren verbundene finanzielle Risiko (ausgenommen solche strafrechtlichen Verfahren, in denen bereits Geldbußen verhängt wurden) einschießlich des finanziellen Risikos solcher privater Schadensersatzklagen, die zukünftig noch erhoben werden, ist derzeit nicht bezifferbar. Die Gesellschaft erwartet, dass im weiteren Verlauf der behördlichen Verfahren sowie der zivilrechtlichen Schadensersatzklagen signifikante Aufwendungen erforderlich werden.

Die LANXESS AG und die Bayer AG haben in einem Grundlagenvertrag besondere Regelungen für die den ehemaligen Geschäftsbereich Kautschuk der Bayer AG betreffenden Kartellverfahren vereinbart. In Bezug auf alle Verbindlichkeiten (aufgrund von Bußgeldern, Schadensersatz, Strafschadensersatz sowie Mehrerlösabschöpfung) im Zusammenhang mit Verfahren, die vor dem 1. Juli 2004 zumindest eingeleitet worden sind oder bezüglich derer ein Unternehmen Schritte gegenüber einer Kartellbehörde im Hinblick auf eine Verfahrenseinleitung vor dem 1. Juli 2004 unternommen hat, trägt die LANXESS AG im Innenverhältnis zur Bayer AG 30 % der Verbindlichkeiten. Die Bayer AG trägt 70 % der Verbindlichkeiten. Die Erstattungspflicht der LANXESS AG besteht zudem nur bis zu einer Grenze von insgesamt EUR 100 Mio. Hinzu kommt gegebenenfalls die Erstattung eines sich dabei aus einer eingeschränkten steuerlichen Abzugsfähigkeit ergebenden Steuerschadens. Die Erstattungszahlungen sind auf EUR 50 Mio. pro Kalenderjahr beschränkt. Die Gesellschaft hält es für möglich, dass die Erstattungspflicht in Höhe von maximal EUR 100 Mio. zuzüglich der Erstattung des Steuerschadens vollständig entstehen wird. Nach Maßgabe des Grundlagenvertrags verständigen sich die LANXESS AG und die Bayer AG über die Regeln zur Führung der Verfahren. (Weitere Einzelheiten zum Grundlagenvertrag sind im Abschnitt „*Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern*" enthalten).

Die RheinChemie Corp. und die RheinChemie Rheinau GmbH wurden in verschiedenen privaten Sammelklagen in den USA neben der Bayer Corporation, Pittsburgh/Pennsylvania, USA, und weiteren Unternehmen verklagt. Die Sammelklagen sind auf § 1 Sherman Act gestützt und werfen den Beklagten Preisabsprachen unter anderem für adipinsäurebasierte Polyester-Polyole im Zeitraum vom Februar 1998 bis 2002 vor.

Ficobel

Am 29. Juni 2002 verklagte die französische Gesellschaft Ficobel S.A.S., Puteaux, Frankreich, die LANXESS Elastomères S.A.S., Lillebonne, Frankreich, eine 100 %ige Tochtergesellschaft der LANXESS GmbH, auf Basis eines Dampflieferungsvertrags zwischen den beiden Gesellschaften auf Zahlung von EUR 9.688.324,62 zzgl. Zinsen für die Versorgung mit Dampf in den Jahren 2000 bis 2003. Ersatzweise sollte der Vertrag unter Anwendung der „hardship-clause" neu verhandelt werden. Bei Scheitern der Verhandlungen sollte die LANXESS Elastomères S.A.S. zur Zahlung einer Strafe von EUR 7.075.919,00 zuzüglich Steuern verurteilt werden. Weiterhin machte die Klägerin einen prozessual begründeten Anspruch in Höhe von EUR 30.000,00 geltend. Die beklagte LANXESS Elastomères S.A.S. macht im Gegenzug Schadensersatzforderungen in Höhe von EUR 675.000,00, Rückzahlungsansprüche in Höhe von EUR 2.953.700,00, jeweils zzgl. Zinsen, sowie einen prozessual begründeten Anspruch in Höhe von EUR 25.000,00 geltend. Sie beantragte darüber hinaus zur Sicherstellung der Vollstreckung des erwarteten Urteils die Einbeziehung von Finergaz S.A., Muttergesellschaft der Ficobel S.A.S., in das Verfahren, die in einem Comfort Letter an die LANXESS Elastomères S.A.S. eine Garantie für die Erfüllung des Vertrages durch die Ficobel S.A.S. übernommen hatte.

Am 30. Juni 2004 verurteilte das Tribunal de Commerce de Paris die LANXESS Elastomères S.A.S. zur Zahlung von EUR 9.688.324,60 zzgl. Zinsen für die Lieferung von Dampf sowie zur Zahlung von EUR 20.000,00 prozessual begründeter Kosten an die Ficobel S.A.S. und zur Zahlung von EUR 2.000,00 prozessual begründeter Kosten an die in das Verfahren einbezogene Finergaz S.A. Gegen das Urteil hat die beklagte LANXESS Elastomères S.A.S. am 13. Oktober 2004 Berufung zum Cour d'Appel eingelegt.

Im Zusammenhang mit der Explosion eines von der Ficobel S.A.S. auf dem Produktionsgelände verwendeten Generators könnte die Ficobel S.A.S. weitere Ansprüche geltend machen. Diesbezüglich hat die Ficobel S.A.S. ein Beweissicherungsverfahren gegen die LANXESS Elastomères S.A.S. und andere Beteiligte eingeleitet.

PolymerLatex GmbH & Co. KG

In einem mit Vertrag vom 28. Oktober 2004 verglichenen außergerichtlichen Rechtsstreit stritten die LANXESS Elastomères S.A.S. und die PolymerLatex GmbH & Co. KG über die Gültigkeit eines zwischen ihnen bestehenden Lohnfertigungsvertrags. Gemäß dem Vergleich ist der Rechtsstreit gegen Zahlung von EUR 4,5 Mio. netto durch die PolymerLatex GmbH & Co. KG an die LANXESS Elastomères S.A.S. erledigt.

Prosytec

Seit 1994 wurden die LANXESS S.A.S., Puteaux, Frankreich, die Bayer AG und die Bayer Polysar International S.A., Fribourg, Schweiz, in insgesamt 148 Verfahren vor verschiedenen französischen Gerichten wegen Lieferung von angeblich fehlerhaften Rohstoffen (Butyl XL 20/ Butyl XL 10000) an die Prosytec S.A. von dieser, von ihrem Versicherer und Endabnehmern der Prosytec S.A. verklagt. Die Klagesumme aller Verfahren ergab insgesamt rund. EUR 150 Mio. Bis auf wenige kleine Verfahren sind diese Rechtstreitigkeiten mittlerweile höchstinstanzlich zu Gunsten der Beklagten LANXESS S.A.S., Bayer AG und Bayer Polysar International S.A. abgeschlossen. Insbesondere die Berufung von Prosytec im größten Verfahren über rund EUR 104 Mio. wurde im Juli 2004 vom Cour de Cassation abgewiesen. Einzig in einer von der LANXESS S.A.S. im Gegenzug initiierten Klage auf Schadensersatz wurde die LANXESS S.A.S. zur Zahlung der Kosten der anderen Parteien in Höhe von rund EUR 85.000 verurteilt.

Rütgers Elbechemie GmbH

Im Zusammenhang mit dem Verkauf der H-Säure-Produktion des Bayer-Konzerns in Brunsbüttel hatte die Bayer AG der Rütgers Elbechemie GmbH, Castrop-Rauxel, für den Fall der Stillegung der Produktion durch die Rütgers Elbechemie GmbH die Übernahme von Stillegungskosten zugesagt. Meinungsverschiedenheiten über die Höhe der zu leistenden Zahlung sind durch einen im Juni 2004 geschlossenen Vergleichsvertrag über die Zahlung eines abschließenden Einmalbetrages in Höhe von EUR 4,8 Mio. durch die Bayer Chemicals AG beigelegt worden. Der Vertrag wurde im Rahmen der Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH und ihren Tochtergesellschaften auf LANXESS übertragen.

Asbest-Rechtsstreitigkeit

Der Bayer-Konzern ist derzeit in den Vereinigten Staaten in verschiedene asbestbezogene Rechtsstreitigkeiten verwickelt. Diese Rechtsstreitigkeiten sind im Rahmen der Abspaltung für einige Standorte auf den LANXESS-Konzern übergegangen.

Siliziumdioxid „Silica"-Fall

Die Bayer Corporation wurde zusammen mit einigen anderen Antragsgegnern von ehemaligen Arbeitnehmern und sonstigen Dritten im Zusammenhang mit behaupteten Gesundheitsschäden aus angeblichem Umgang mit siliziumhaltigen Materialien oder dem Gebrauch siliziumhaltiger Produkte in Graves County, Kentucky, in ihrer Eigenschaft als Rechtsnachfolger der Mobay Corporation, New Jersey, USA, der Miles, Inc., Indiana, USA, und der Agfa Corporation, New York, USA, verklagt. Nach dem derzeitigen Stand der Verfahren ist nicht auszuschließen, dass auch Standorte betroffen sind, die im Rahmen der Abspaltung auf LANXESS übergehen und damit eine Haftung von LANXESS auslösen können.

Albemarle Corporation

Die Bayer Chemicals Corporation, Pittsburgh/Pennsylvania, USA, erhob gegen die Albemarle Corporation, Richmond/Virginia, USA („Albemarle"), Feststellungsklage (Declaratory Judgment *Action) vor dem Federal District Court.* Das Gericht sollte den Inhalt einiger Bestimmungen eines Liefervertrages, der zwischen Albemarle und Bayer Chemicals Corporation abgeschlossen worden war, verbindlich feststellen. Die erste Instanz entschied zugunsten der Bayer Chemicals Corporation. Albemarle hat Gegenklage erhoben und gegen die Entscheidung des Gerichts Berufung eingelegt. Sollte das Berufungsgericht das Urteil des erstinstanzlichen Gerichts aufheben und gegenteilig entscheiden, hätte dies eine Zahlungsverpflichtung für LANXESS zur Folge, da diese im Rahmen der Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH und ihren Tochtergesellschaften Partei des Rechtsstreites geworden ist.

National Drying Machinery Company

Die Bayer Chemicals Corporation, Pittsburgh/Pennsylvania, USA, hat vor dem State Court in Pennsylvania Schadensersatzklage gegen die National Drying Machinery Company, Philadelphia/Pennsylvania, USA, erhoben. Der Klage liegt die Lieferung eines angeblich fehlerhaften Pigmenttrockners Ende 1999 zugrunde, dessen Fehler auch in der Folgezeit nicht behoben worden seien. Sollte das Gericht zu Ungunsten der National Drying Machinery Company entscheiden, könnte LANXESS als Nachfolgerin der Bayer Chemicals Corporation Schadensersatz in nicht unerheblichem Umfang zugesprochen werden, da diese im Rahmen der Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH und ihren Tochtergesellschaften Partei des Rechtsstreites geworden ist.

Troy Chemical Corporation

Die Troy Chemical Corporation Inc., New Jersey, USA (nachfolgend „Troy Chemical Corporation"), und die Bayer AG hatten für den Bereich der Business Unit Material Protection Products (MPP), die nun zu LANXESS gehört, einen Produktions-, Lizenz- und Marketingvertrag geschlossen, der 1998 von der Bayer AG gekündigt worden war. 2001 leitete die Troy Chemical Corporation ein Schiedsverfahren vor der International Chamber of Commerce ein und verlangte aufgrund eines behaupteten Vertragsbruchs u.a. Schadensersatz von mindestens USD 3 Mio. Im September 2003 wurde die Klage vollumfänglich abgewiesen und die Troy Chemical Corporation dazu verpflichtet, die angefallenen Kosten aller Parteien zu tragen. Weitere Rechtsmittel stehen der Troy Chemical Corporation nicht zur Verfügung.

Bomanite Corporation/QC Construction Products LLC

Am 5. Januar 2005 wurde der LANXESS Corporation eine Klage der Bomanite Corporation, Madera/Kalifornien, und der QC Construction Products LLC, Delaware bzw. Madera/Kalifornien, vor dem Superior Court of California, Madera County zugestellt. Neben der LANXESS Corporation sind unter anderem auch die Bayer Corporation und die Bayer Chemicals Corporation verklagt. Die Kläger behaupten verschiedene Pflichtverletzungen bei der Lieferung von Produkten an die Bomanite Corporation im Zusammenhang mit einem bestehenden Liefervertrag, widerrechtliche Verwendung von Geschäftsgeheimnissen und Verletzung von Pflichten aus anderen Verträgen und machen Schadensersatz in Höhe von mindestens USD 650.000, unbezifferten Strafschadensersatz („*punitive damages*"), Unterlassung und Ansprüche anderer Art geltend.

LANXESS hat die Bayer Corporation und die Bayer Chemicals Corporation von allen möglicherweise aus diesem Rechtsstreit entstehenden Verbindlichkeiten freigestellt. Der Rechtsstreit befindet sich in einem sehr frühen Stadium und es ist deshalb derzeit nicht möglich, die Höhe einer potentiellen Haftung abzuschätzen. Sollte eine stattgebende gerichtliche Entscheidung gegen die Bayer Corporation, die Bayer Chemicals Corporation oder LANXESS ergehen, könnten die entsprechenden Zahlungsverpflichtungen negative Auswirkungen auf die Finanz- und Ertragslage von LANXESS haben.

TransAlta Energy Corporation

Zwischen der LANXESS Inc. und der TransAlta Energy Corporation, Calgary/Alberta, Kanada, („TransAlta") besteht ein langfristiger Liefervertrag bezüglich Dampf und Strom für das Werk in Sarnia/Ontario, Kanada. Dieser verpflichtet LANXESS, eine bestimmte Menge an Dampf pro Jahr abzunehmen. Nimmt LANXESS davon abweichende Mengen von Dampf ab, so hat LANXESS TransAlta für eine negative Differenz Schadensersatz zu zahlen. Aufgrund einiger Betriebsschließungen nahm LANXESS für die Zeit von Oktober 2002 bis Dezember 2003 bedeutend geringere Mengen ab, als vereinbart waren. Anfang 2004 hat TransAlta einen Schadensersatz in Höhe von CAD 15 Mio. geltend gemacht. Diesem Anspruch hält LANXESS entgegen, dass TransAlta einen entsprechenden Schaden nicht in ausreichendem Maße nachgewiesen habe. Zurzeit ist noch kein Rechtsstreit anhängig. Der Liefervertrag sieht für Streitigkeiten ein Schiedsgerichtsverfahren vor.

LANXESS Rubber N.V., Belgien (Steuern)

Die LANXESS Rubber N.V., eine in Belgien ansässige 100 %ige Tochtergesellschaft der LANXESS GmbH, gehörte zur Polysar-Gruppe, die Bayer im Jahr 1990 von dem kanadischen Veräußerer Nova Chemicals Corporation erworben hat. Im Rahmen einer zeitnahen Betriebsprüfung wurden im Jahr 1991 seitens der belgischen Steuerverwaltung verschiedene Geschäftsvorfälle mit verbundenen Unternehmen anders beurteilt und daraufhin eine Steuernachforderung festgesetzt, die nach Abzug der bereits geleisteten Zahlungen und inklusive Zinsen derzeit rund EUR 117 Mio. beträgt. Gegen die entsprechenden Steuerbescheide wurden Rechtsmittel eingelegt und eine Aussetzung der Vollziehung der Steuerbescheide gegen Sicherheitsleistung gewährt, die derzeit und für den zukünftigen Aussetzungszeitraum in Form einer Garantie durch eine Bayer-Gesellschaft gestellt wird. Auf Grundlage der vorliegenden Gutachten von externen Beratern ist davon auszugehen, dass das tatsächliche Steuerrisiko aus den Prüfungsfeststellungen unter Berücksichtigung der bereits geleisteten Zahlungen den zurückgestellten Betrag von rund EUR 1,7 Mio. nicht übersteigen wird. Darüber hinaus ist der Bayer-Konzern gegenüber LANXESS verpflichtet, eine über den Rückstellungsbetrag hinausgehende Steuerbelastung der LANXESS Rubber N.V. zu tragen.

Versicherungen

Bis zum Wirksamwerden der Abspaltung sind die LANXESS AG und ihre zukünftigen Tochtergesellschaften über die Gruppenversicherung der Bayer AG gegen die Zerstörung oder Beschädigung ihrer Betriebsstätten und daraus resultierende Betriebsunterbrechungen durch eine Sachschaden- und Betriebsunterbrechungsversicherung versichert. Die Gesellschaft und ihre zukünftigen Tochtergesellschaften verfügen in diesem Rahmen weiterhin über Versicherungsschutz aus Betriebs-, Produkt- und Umwelthaftpflichtversicherungen sowie aus Warentransportversicherungen. Über die Gruppenversicherung der Bayer AG besteht zugunsten der Mitglieder der Organe der Gesellschaft und sämtlicher Tochtergesellschaften weiterhin eine Vermögensschaden-Haftpflichtversicherung (sog. Directors & Officers-Versicherung). Für LANXESS besteht nach Auffassung der Gesellschaft vor Wirksamwerden der Abspaltung angemessener Versicherungsschutz im industrieüblichen Umfang.

Die Gesellschaft wird bis zum Wirksamwerden der Abspaltung für sich und ihre zukünftigen direkten und indirekten Tochtergesellschaften neue Versicherungsverträge, die spätestens zu diesem Zeitpunkt wirksam werden, abschließen. Es ist nicht auszuschließen, dass durch die Umstellung des Versicherungsschutzes bestimmte Mehrkosten für LANXESS enstehen werden. Nach Auffassung der Gesellschaft wird weiterhin auch nach Wirksamwerden der Abspaltung und unter Geltung der dann von der LANXESS AG neu abgeschlossenen Versicherungsverträge angemessener Versicherungsschutz im industrieüblichen Umfang für die Gesellschaften des LANXESS-Konzerns bestehen.

Allgemeine Angaben über die LANXESS Aktiengesellschaft

Gründung, Firma, Sitz, Geschäftsjahr und Dauer der Gesellschaft

Die LANXESS AG wurde am 28. Oktober 1999 unter der Firma SIFRI Beteiligungs Aktiengesellschaft mit Sitz in Frankfurt am Main als sog. Vorratsgesellschaft ohne eigenen Geschäftsbetrieb gegründet und am 18. November 1999 ins Handelsregister eingetragen. Die LANXESS AG ist eine Aktiengesellschaft nach deutschem Recht.

Die Jahresabschlüsse und Lageberichte der Gesellschaft nach Handelsgesetzbuch (HGB) für die Geschäftsjahre 2001, 2002 und 2003 sind im Finanzteil dieses Prospekts abgedruckt. Da die Gesellschaft zum 30. Juni 2004 keinen eigenen Geschäftsbetrieb geführt hat, wurde vom Abdruck einer Zwischenübersicht zu diesem Stichtag abgesehen. Bis zum 31. Dezember 2004 war die Gesellschaft nicht zur Aufstellung von Konzernabschlüssen nach HGB verpflichtet. In den Geschäftsjahren 2001, 2002 und 2003 hat die LANXESS AG als Vorratsgesellschaft keine Umsatzerlöse erwirtschaftet.

Mit Kauf- und Übertragungsvertrag vom 9./13. Juli 2004 erwarb die Bayer AG sämtliche Aktien der Gesellschaft. Die Hauptversammlung der Gesellschaft beschloss am 13. Juli 2004 die Änderung der Firma in LANXESS Aktiengesellschaft und die Verlegung des Gesellschaftssitzes nach Leverkusen. Die Eintragung der Beschlüsse in das Handelsregister der Gesellschaft erfolgte am 3. September 2004. Die Gesellschaft wurde entsprechend den Anforderungen der Rechtsprechung an die Aktivierung von Vorratsgesellschaften aktiviert. Höchst vorsorglich wurden bei Verträgen mit der Bayer AG die Nachgründungsvorschriften des Aktiengesetzes bei Vorliegen der entsprechenden Voraussetzungen angewandt.

Die LANXESS AG ist im Handelsregister des Amtsgerichts Köln unter HRB 53652 eingetragen.

Das Geschäftsjahr endet jeweils am 31. Dezember eines jeden Kalenderjahres.

Die Dauer der Gesellschaft ist nicht auf eine bestimmte Zeit beschränkt.

Gegenstand des Unternehmens

Satzungsgemäßer Gegenstand des Unternehmens ist die Erzeugung, der Vertrieb und die sonstige industrielle Betätigung oder Erbringung von Dienstleistungen auf den Gebieten Chemie und Polymere.

Die Gesellschaft ist berechtigt, alle Geschäfte vorzunehmen, die mit dem Gegenstand des Unternehmens zusammenhängen oder ihm unmittelbar oder mittelbar zu dienen geeignet sind.

Die Gesellschaft kann andere Unternehmen gründen, erwerben und sich an ihnen beteiligen, insbesondere an solchen, deren Unternehmensgegenstände sich ganz oder teilweise auf die vorgenannten Gebiete erstrecken. Sie kann Unternehmen, an denen sie beteiligt ist, unter ihrer einheitlichen Leitung zusammenfassen oder sich auf die Verwaltung der Beteiligung beschränken. Sie kann ihren Betrieb ganz oder teilweise in verbundene Unternehmen ausgliedern oder verbundenen Unternehmen überlassen.

Herstellung und Struktur des LANXESS-Konzerns

Die LANXESS AG wird mit Wirksamwerden der Abspaltung als Obergesellschaft des LANXESS-Konzerns sämtliche Geschäftsanteile der LANXESS GmbH, die selbst operativ tätig und an über 50 in- und ausländischen operativen Gesellschaften beteiligt ist, halten und im Wesentlichen Funktionen einer strategischen Holding wahrnehmen. Eine Übersicht über die nach Wirksamwerden der Abspaltung direkt oder indirekt von der LANXESS AG gehaltenen wesentlichen Beteiligungen ist im Abschnitt *„Angaben über das Kapital der LANXESS Aktiengesellschaft"* enthalten. Der Vorstand der LANXESS AG plant, einen Beherrschungs- und Gewinnabführungsvertrag zwischen der LANXESS GmbH als abhängigem Unternehmen und der LANXESS AG als herrschendem Unternehmen abzuschließen, sowie gegebenenfalls gesellschaftsrechtliche Umstrukturierungsmaßnahmen innerhalb des LANXESS-Konzerns durchzuführen.

Die Grundstruktur des LANXESS-Konzerns wird sich nach Wirksamwerden der Abspaltung wie folgt darstellen:


LANXESS AG
100%
LANXESS GmbH
In- und ausländische Beteiligungen

Der LANXESS-Konzern führt den überwiegenden Teil der Chemie- und rund ein Drittel der Polymeraktivitäten des Bayer-Konzerns fort. Diese wurden in der LANXESS GmbH zusammengefasst (siehe zur Zusammenfassung der Geschäftsaktivitäten ausführlich *„Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS"*). Zur Herstellung des LANXESS-Konzerns wird die Bayer AG als übertragender Rechtsträger im Wege der Abspaltung zur Aufnahme nach § 123 Abs. 2 Nr. 1 UmwG neben anderen Gegenständen ihres Aktiv- und Passivvermögens sämtliche von ihr gehaltenen Geschäftsanteile der LANXESS GmbH als Gesamtheit auf die LANXESS AG als übernehmenden Rechtsträger übertragen. Die LANXESS AG gibt als Gegenleistung für das abzuspaltende Vermögen 73.034.192 Aktien an die Aktionäre der Bayer AG aus. Zur Durchführung der Abspaltung haben Bayer AG und LANXESS AG am 22. September 2004 einen notariell beurkundeten Abspaltungs- und Übernahmevertrag abgeschlossen. Dieser wurde mit Zustimmung der Hauptversammlungen der Bayer AG und der LANXESS AG am 17. November 2004 bzw. am 21. Dezember 2004 wirksam. Die Abspaltung selbst wird mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln, die voraussichtlich am 28. Januar 2005 erfolgen wird, wirksam werden (siehe zur Abspaltung ausführlich *„Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS"*).

Aktionärsstruktur

Zum Zeitpunkt der Veröffentlichung dieses Prospekts hält die Bayer AG als Alleinaktionärin sämtliche zurzeit ausgegebenen 50.000 Stückaktien der LANXESS AG.

Diese Aktien der Gesellschaft wird die Bayer AG im Wege der Abspaltung, voraussichtlich am 28. Januar 2005, nach dem Umwandlungsgesetz auf die LANXESS AG übertragen, die diese zusammen mit den aus der Kapitalerhöhung zur Durchführung der Abspaltung entstehenden neuen Aktien an die Aktionäre der Bayer AG ausgeben wird. Mit Wirksamwerden der Abspaltung werden sämtliche Aktien der LANXESS AG von Aktionären der Bayer AG gehalten. Der rechnerische Anteil eines jeden Aktionärs an der LANXESS AG wird seinem rechnerischen Anteil an der Bayer AG entsprechen (verhältniswahrende Abspaltung).

Unmittelbar nach Wirksamwerden der Abspaltung wird damit zwischen der Bayer AG und der LANXESS AG kein Beteiligungsverhältnis mehr bestehen. Hieran ändert grundsätzlich auch die von der LANXESS AG an die Bayer AG begebene auf den Inhaber lautende Wandelschuldverschreibung im Nennbetrag von EUR 200.000.000, eingeteilt in 2.000 Teilschuldverschreibungen im Nennbetrag von jeweils EUR 100.000 mit einer Laufzeit bis zum 15. September 2007 (nachfolgend „Wandelschuldverschreibung") nichts. Diese begründet als solche keine gesellschaftsrechtliche Beteiligung der Bayer AG an der LANXESS AG. Sollte die Bayer AG jedoch zum Zeitpunkt der Ausübung des Wandlungsrechts, das vom 20. Juli 2005 bis zum 20. Juli 2007 besteht, oder des Eintritts der Wandlungspflicht am Ende der Laufzeit der Wandelschuldverschreibung sämtliche oder einzelne Teilschuldverschreibungen halten, wird sie wiederum Aktien der LANXESS AG erhalten. Die Höhe der so entstehenden Beteiligung wird maßgeblich vom durchschnittlichen Börsenkurs der LANXESS-Aktie in den ersten zehn Tagen des Börsenhandels sowie dem durchschnittlichen Börsenkurs der LANXESS-Aktie in den 20 Handelstagen vor Ausübung des Wandlungsrechts bzw. dem Eintritt der Wandlungspflicht abhängen (siehe dazu

„Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern — Von der LANXESS AG an die Bayer AG begebene Wandelschuldverschreibung").

Die Gesellschaft geht auf Grundlage der bisherigen Mitteilungen nach dem Wertpapierhandelsgesetz (WpHG) davon aus, dass kein Aktionär mindestens 5 % der Stimmrechte an der Bayer AG hält. Sollte dies bis zum Wirksamwerden der Abspaltung unverändert bleiben, würde mit Wirksamwerden der Abspaltung kein Aktionär einen Anteil an der LANXESS AG in Höhe von mindestens 5 % halten.

Ergebnis und Dividende je Aktie, Dividendenpolitik, Gewinnverwendung

Die Anteile der Aktionäre am auszuschüttenden Gewinn der Gesellschaft bestimmen sich nach ihren Anteilen am Grundkapital. Nach der Satzung der Gesellschaft kann die Hauptversammlung bei Kapitalerhöhungen die Gewinnbeteiligung der neuen Aktien abweichend hiervon regeln.

Die Beschlussfassung über die Ausschüttung von Dividenden für ein Geschäftsjahr auf die Aktien der Gesellschaft obliegt der ordentlichen Hauptversammlung des darauffolgenden Geschäftsjahres, die auf Vorschlag von Vorstand und Aufsichtsrat entscheidet. Die Ausschüttung einer Dividende für ein Geschäftsjahr kann nur auf Grundlage eines im handelsrechtlichen Einzelabschluss der Gesellschaft ausgewiesenen Bilanzgewinns erfolgen. Bei der Ermittlung des zur Ausschüttung zur Verfügung stehenden Bilanzgewinns ist das Ergebnis des Geschäftsjahrs, der Jahresüberschuss, um Gewinn-/Verlustvorträge des Vorjahres sowie um Entnahmen aus bzw. Einstellungen in Rücklagen zu korrigieren. Bestimmte Rücklagen sind kraft Gesetzes zu bilden.

Nach der Satzung der Gesellschaft sind Vorstand und Aufsichtsrat ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzliche Rücklage einzustellenden Beträge und eines Verlustvortrags verbleibt, zum Teil oder ganz in andere Gewinnrücklagen einzustellen. Die Einstellung eines größeren Teils als der Hälfte des Jahresüberschusses ist nicht zulässig, soweit die anderen Gewinnrücklagen nach der Einstellung die Hälfte des Grundkapitals übersteigen würden.

Die Hauptversammlung kann im Beschluss über die Verwendung des Bilanzgewinns weitere Beträge in Gewinnrücklagen einstellen oder als Gewinn vortragen. Die Hauptversammlung ist nach der Satzung der Gesellschaft ermächtigt, den Bilanzgewinn teilweise oder vollständig im Wege einer Sachausschüttung auf die Aktionäre zu verteilen.

Sämtliche mit Wirksamwerden der Abspaltung auszugebenden 73.034.192 Stückaktien der Gesellschaft sind für das Geschäftsjahr, das am 1. Januar 2004 beginnt, und für alle nachfolgenden Geschäftsjahre gewinnberechtigt.

Dividenden werden in Übereinstimmung mit den Regeln des Clearing-Systems der Clearstream Banking AG, Frankfurt am Main, ausgezahlt. Einzelheiten über etwaige von der Hauptversammlung beschlossene Dividenden und die von der Gesellschaft jeweils benannten Zahlstellen werden im elektronischen Bundesanzeiger und in mindestens einem überregionalen Pflichtblatt der Frankfurter Wertpapierbörse veröffentlicht.

Die nachfolgende Übersicht stellt das Ergebnis und die Dividende je Aktie der Gesellschaft für die Geschäftsjahre 2001, 2002 und 2003 dar, wobei zu berücksichtigen ist, dass die LANXESS AG zu dieser Zeit als Vorratsgesellschaft noch keine eigene operative Geschäftstätigkeit ausgeübt hat:

	2001	2002	2003
	in EUR	in EUR	in EUR
Ergebnis je Aktie (nach HGB)	0,000003	–0,000003	–0,000002
Bardividende je Aktie*	0	0	0

* Bezogen auf das nach Wirksamwerden der Abspaltung bestehende und zugelassene Grundkapital, eingeteilt in 73.034.192 Stückaktien.

Die nachfolgende Übersicht stellt das auf jede Aktie entfallende konsolidierte Ergebnis des LANXESS-Konzerns auf Basis der Combined Financial Statements für die Geschäftsjahre 2002 und 2003 dar:

	2002 in EUR	2003 in EUR
Ergebnis je Aktie (Combined Financial Statements)*	–1,63	–13,65

* Bezogen auf das nach Wirksamwerden der Abspaltung bestehende und zugelassene Grundkapital, eingeteilt in 73.034.192 Stückaktien.

Über die zukünftige Dividendenpolitik der LANXESS AG können derzeit noch keine Aussagen gemacht werden. Der Vorstand und der Aufsichtsrat der LANXESS AG werden zu gegebener Zeit, insbesondere unter Berücksichtigung der Ertragslage der Gesellschaft, ihrer finanziellen Lage, der Geschäftsaussichten sowie weiterer Faktoren ihre Dividendenpolitik festlegen. Es kann allerdings nicht ausgeschlossen werden, dass die LANXESS AG für die am 31. Dezember 2004 und 31. Dezember 2005 endenden Geschäftsjahre keine Dividende zahlen wird.

Abschlussprüfer

Zum Abschlussprüfer der Gesellschaft für das Geschäftsjahr 2004 wurde die PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Hohenzollernring 21-23, 50672 Köln gewählt. Die PwC Deutsche Revision Aktiengesellschaft, Wirtschaftprüfungsgesellschaft, Friedrich-List-Straße 20, 45128 Essen, hat den Gruppenabschluss (Combined Financial Statements nach IFRS) des LANXESS-Konzerns zum 31. Dezember 2003 geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen. Die Einzelabschlüsse der Gesellschaft zum 31. Dezember 2001, 31. Dezember 2002 und 31. Dezember 2003 wurden von Dipl.-Volksw. Wolfgang Sell, Wirtschaftsprüfer, Leopoldsweg 2, 61348 Bad Homburg, nach deutschem Recht (HGB) geprüft und jeweils mit einem uneingeschränkten Bestätigungsvermerk versehen.

Bekanntmachungen, Zahl- und Hinterlegungsstelle

Bekanntmachungen der Gesellschaft erfolgen satzungsgemäß im elektronischen Bundesanzeiger. Die die Aktien betreffenden Mitteilungen werden ebenfalls im elektronischen Bundesanzeiger und in mindestens einem überregionalen Pflichtblatt der Frankfurter Wertpapierbörse veröffentlicht. Die börsenrechtlichen Veröffentlichungen erfolgen in einem überregionalen Pflichtblatt der Frankfurter Wertpapierbörse sowie in der Druckversion des Bundesanzeigers.

Zahl- und Hinterlegungsstelle ist die Deutsche Bank AG, Frankfurt am Main.

Angaben über das Kapital der LANXESS Aktiengesellschaft

Grundkapital und Aktien

Das Grundkapital der LANXESS Aktiengesellschaft beträgt derzeit EUR 50.000,00. Es ist eingeteilt in 50.000 auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie. Das Grundkapital in Höhe von EUR 50.000,00 wurde vollständig eingezahlt. Die außerordentliche Hauptversammlung der Gesellschaft beschloss am 21. Dezember 2004 eine Kapitalerhöhung zur Durchführung der Abspaltung, deren Durchführung am 10. Januar 2005 in das Handelsregister der Gesellschaft eingetragen wurde. Nach anschließender, voraussichtlich am 28. Januar 2005 erfolgender, Eintragung der Abspaltung in das Handelsregister der Bayer AG wird das Grundkapital der Gesellschaft EUR 73.034.192,00 betragen, eingeteilt in 73.034.192 Stückaktien mit einem anteiligen Betrag am Grundkapital von EUR 1,00 je Stückaktie.

Jede Aktie gewährt in der Hauptversammlung der Gesellschaft eine Stimme. Beschränkungen des Stimmrechts bestehen nicht. Die Aktien sind mit voller Gewinnanteilberechtigung ab dem 1. Januar 2004, d.h. für das gesamte Geschäftsjahr 2004 und sämtliche folgenden Geschäftsjahre, ausgestattet. Im Falle der Auflösung der Gesellschaft wird das nach Erfüllung der Verbindlichkeiten verbleibende Vermögen der Gesellschaft nach Anteilen am Grundkapital auf ihre Aktien verteilt.

Sämtliche Aktien der Gesellschaft werden als auf den Inhaber lautende Stammaktien ohne Nennbetrag (Stückaktien) ausgegeben. Es ist vorgesehen, sämtliche Aktien der LANXESS AG in einer oder mehreren Dauer-Globalurkunden zu verbriefen, die bei der Clearstream Banking AG, Frankfurt am Main, als Wertpapiersammelbank hinterlegt werden. Gemäß § 5 Abs. 1 der Satzung der Gesellschaft ist der Anspruch der Aktionäre auf Verbriefung ihrer Anteile ausgeschlossen. Die Entscheidung über die Ausgabe von Aktienurkunden und alle damit zusammenhängenden Einzelheiten obliegt dem Vorstand (§ 5 Abs. 2 der Satzung).

Entwicklung des Grundkapitals

Seit der Gründung der Gesellschaft beträgt das Grundkapital EUR 50.000,00 (siehe „— *Grundkapital und Aktien*").

Die Kapitalerhöhung, durch die das Grundkapital der LANXESS AG von derzeit EUR 50.000,00 um EUR 72.984.192,00 auf EUR 73.034.192,00 durch Ausgabe von 72.984.192 auf den Inhaber lautenden Stückaktien erhöht wird, wird gegen Einbringung der abzuspaltenden Gegenstände des Aktiv- und Passivvermögens, d.h. insbesondere die Beteiligung der Bayer AG an der LANXESS GmbH, als Sacheinlage erfolgen. Die Kapitalerhöhung wurde von der außerordentlichen Hauptversammlung der Gesellschaft am 21. Dezember 2004 beschlossen und am 10. Januar 2005 in das Handelsregister der Gesellschaft eingetragen. Gemäß §§ 125 Satz 1, 66, 130 Abs. 1 UmwG ist die Eintragung der Durchführung der Kapitalerhöhung Voraussetzung für die Eintragung der Abspaltung in die Handelsregister der LANXESS AG und der Bayer AG. Mit Eintragung der Abspaltung in das Handelsregister der Bayer AG voraussichtlich am 28. Januar 2005 wird die Kapitalerhöhung wirksam.

Genehmigtes Kapital

Durch das von der außerordentlichen Hauptversammlung der LANXESS AG am 15. September 2004 beschlossene genehmigte Kapital soll der Vorstand ermächtigt werden, das Grundkapital der Gesellschaft bis zum 30. August 2009 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer Stückaktien gegen Bar- oder Sacheinlagen einmalig oder mehrmals um bis zu insgesamt EUR 36.517.096,00 zu erhöhen. Der Vorstand wurde von der Hauptversammlung angewiesen, das genehmigte Kapital so zur Eintragung in das Handelsregister anzumelden, dass seine Eintragung unmittelbar dann erfolgt, wenn die im Rahmen der Abspaltung durchzuführende Kapitalerhöhung wirksam geworden ist. Es ist vorgesehen, den Beschluss über das genehmigte Kapital nach Wirksamwerden der Abspaltung zur Eintragung in das Handelsregister anzumelden.

Bei der Ausübung des genehmigten Kapitals steht den Aktionären grundsätzlich ein Bezugsrecht zu. Der Vorstand ist allerdings ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre in verschiedenen Fällen auszuschließen, und zwar zur Vermeidung von Spitzenbeträgen, zur Gewährung von Bezugsrechten an die Inhaber von Optionsrechten oder Wandelschuldverschreibungen, die von der Gesellschaft oder ihren Tochtergesellschaften begeben wurden, bei Kapitalerhöhungen gegen Sacheinlagen zum Erwerb von Unternehmen, Unternehmensteilen oder von Beteiligungen an Unternehmen und bei einer Kapitalerhöhung gegen Bareinlagen für einen Betrag von bis zu 10 % des bei der Beschlussfassung über die erstmalige Ausnutzung des genehmigten Kapitals vorhandenen Grundkapitals, wenn der Ausgabebetrag der neuen Aktien den Börsenpreis der bereits börsennotierten Aktien nicht wesentlich unterschreitet, sowie in dem Umfang, in dem es erforderlich ist, um bei Ausübung des Wandlungsrechts oder bei Erfüllung der Wandlungspflicht aus der von der Gesellschaft begebenen Wandelschuldverschreibung im Nominalbetrag von EUR 200.000.000,00 den Inhabern dieser Wandelschuldverschreibungen neue Stückaktien gewähren zu können. Diese Ermächtigung ermöglicht es der LANXESS AG, unter anderem die Wandlungsrechte oder die Wandlungspflichten aus der Wandelschuldverschreibung zu bedienen (siehe auch *„Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern — Von der LANXESS AG an die Bayer AG begebene Wandelschuldverschreibung"*).

Ermächtigung zum Erwerb eigener Aktien

Durch Beschluss vom 21. Dezember 2004 hat die außerordentliche Hauptversammlung der LANXESS AG den Vorstand ermächtigt, ab Wirksamkeit der Abspaltung bis zum 19. Juni 2006 eigene Aktien bis zu insgesamt einem Anteil von 10 % des nach Wirksamwerden der Abspaltung bestehenden Grundkapitals der Gesellschaft zu erwerben. Der Beschluss wird mit Wirksamwerden der zur Durchführung der Abspaltung beschlossenen Kapitalerhöhung wirksam. Der Erwerb der Aktien darf nur über die Börse erfolgen. Dabei darf der von der Gesellschaft gezahlte Erwerbspreis (ohne Erwerbsnebenkosten) den durch die Eröffnungsauktion am Handelstag ermittelten Kurs für Aktien der Gesellschaft im Xetra-Handel (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse um nicht mehr als 10 % über- oder unterschreiten.

Der Vorstand darf diese Ermächtigung entweder in einem Erwerbsvorgang vollständig oder in mehreren Erwerbsvorgängen in Teilbeträgen ausüben. Der Aktienerwerb darf zu jedem gesetzlich zulässigen Zweck oder in Verfolgung eines oder mehrerer der unter Ziffern (1), (2) und (3) genannten Zwecke ausgeübt werden. Falls der Erwerb zu einem der nachfolgend unter Ziffern (1) oder (2) genannten Zwecke erfolgt, ist das Bezugsrecht der Aktionäre ausgeschlossen. Im Einzelnen wurden folgende Regelungen getroffen:

(1) Der Vorstand ist ermächtigt, die aufgrund der Ermächtigung erworbenen eigenen Aktien in anderer Weise als über die Börse oder durch ein Angebot an alle Aktionäre zu veräußern. Voraussetzung ist jedoch, dass die Veräußerung gegen Barzahlung und zu einem Preis erfolgt, der den Börsenwert von Aktien der Gesellschaft zum Zeitpunkt der Veräußerung nicht wesentlich unterschreitet, keinesfalls aber mehr als 5 %. Als maßgeblicher Börsenwert im Sinne der vorstehenden Regelung gilt der arithmetische Mittelwert der durch die Schlussauktionen ermittelten Kurse für die Aktien der Gesellschaft im Xetra-Handel (oder einem vergleichbaren Nachfolgesystem) an der Frankfurter Wertpapierbörse an den letzten fünf Börsentagen vor der Veräußerung. Diese Ermächtigung ist auf insgesamt 10 % des Grundkapitals beschränkt. Diese Höchstgrenze von 10 % des Grundkapitals vermindert sich um den anteiligen Betrag des Grundkapitals, der auf diejenigen Aktien entfällt, die während der Laufzeit der Ermächtigung im Rahmen einer Kapitalerhöhung unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 Aktiengesetz (nachfolgend „AktG") ausgegeben werden. Diese Höchstgrenze von 10 % des Grundkapitals vermindert sich ferner um den anteiligen Betrag des Grundkapitals, der auf diejenigen Aktien entfällt, die zur Bedienung von Options- oder Wandelanleihen auszugeben sind, sofern die Schuldverschreibungen während der Laufzeit der Ermächtigung unter Ausschluss des Bezugsrechts in entsprechender Anwendung des § 186 Abs. 3 Satz 4 AktG ausgegeben werden.

(2) Der Vorstand ist ermächtigt, die aufgrund der Ermächtigung erworbenen eigenen Aktien der Gesellschaft an Dritte zu übertragen, soweit dies zu dem Zweck erfolgt, Unternehmen, Unternehmensteile oder Beteiligungen an Unternehmen zu erwerben oder Unternehmenszusammenschlüsse durchzuführen.

(3) Der Vorstand ist ermächtigt, die aufgrund der Ermächtigung erworbenen eigenen Aktien ohne weiteren Hauptversammlungsbeschluss einzuziehen.

Von den Ermächtigungen in den Ziffern (1) und (2) darf der Vorstand nur mit Zustimmung des Aufsichtsrats Gebrauch machen. Im Übrigen kann der Aufsichtsrat bestimmen, dass Maßnahmen des Vorstands aufgrund des Hauptversammlungsbeschlusses zum Aktienrückkauf nur mit seiner Zustimmung vorgenommen werden dürfen.

Bei der Ermächtigung zum Erwerb eigener Aktien handelt es sich um einen Vorratsbeschluss. Der Vorstand der LANXESS AG wird zu entscheiden haben, ob und unter welchen Bedingungen von dieser Ermächtigung Gebrauch gemacht werden soll.

Allgemeine Bestimmungen zur Erhöhung des Grundkapitals

Nach dem Aktiengesetz kann das Grundkapital einer Aktiengesellschaft durch einen Beschluss der Hauptversammlung erhöht werden, der mit einer Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals gefasst wird, soweit nicht die Satzung der Aktiengesellschaft andere Mehrheitserfordernisse festlegt.

Außerdem kann die Hauptversammlung ein genehmigtes Kapital schaffen. Die Schaffung von genehmigtem Kapital erfordert einen Beschluss mit einer Mehrheit von drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals, durch den der Vorstand ermächtigt wird, innerhalb eines Zeitraums von nicht mehr als fünf Jahren Aktien bis zu einem bestimmten Betrag auszugeben. Der Nennbetrag des genehmigten Kapitals darf die Hälfte des Grundkapitals, das zurzeit der Ermächtigung vorhanden ist, nicht übersteigen.

Weiterhin kann die Hauptversammlung zum Zweck der Ausgabe von Aktien an Inhaber von Wandelschuldverschreibungen oder sonstigen Wertpapieren, die ein Recht zum Bezug von Aktien einräumen, von Aktien, die als Gegenleistung bei einem Zusammenschluss mit einem anderen Unternehmen dienen, oder von Aktien, die Führungskräften und Arbeitnehmern angeboten wurden, ein bedingtes Kapital schaffen, wobei jeweils ein Beschluss mit einer Mehrheit von drei Vierteln des vertretenen Grundkapitals erforderlich ist. Der Nennbetrag des bedingten Kapitals darf für den Fall, dass das bedingte Kapital zum Zwecke der Ausgabe von Aktien an Führungskräfte und Arbeitnehmer geschaffen wird 10 %, in den übrigen Fällen die Hälfte des Grundkapitals, das zurzeit der Beschlussfassung vorhanden ist, nicht übersteigen.

Allgemeine Bestimmungen zu Bezugsrechten

Nach dem Aktiengesetz stehen jedem Aktionär grundsätzlich Bezugsrechte auf die im Rahmen einer Kapitalerhöhung neu auszugebenden Aktien zu (einschließlich Wandelschuldverschreibungen, Optionsanleihen, Genussrechten oder Gewinnschuldverschreibungen). Bezugsrechte sind frei übertragbar. Während eines festgelegten Zeitraums vor Ablauf der Bezugsfrist kann es einen Handel der Bezugsrechte an den deutschen Wertpapierbörsen geben. Die Hauptversammlung kann mit der Mehrheit der abgegebenen Stimmen und gleichzeitiger Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals die Bezugsrechte ausschließen. Für einen Bezugsrechtsausschluss ist darüber hinaus ein Bericht des Vorstands erforderlich, der zur Begründung des Bezugsrechtsausschlusses darlegen muss, dass das Interesse der Gesellschaft am Ausschluss des Bezugsrechts das Interesse der Aktionäre an der Einräumung des Bezugsrechts überwiegt. Ohne eine solche Rechtfertigung kann ein Ausschluss des Bezugsrechts bei Ausgabe neuer Aktien zulässig sein,

- wenn die Gesellschaft das Kapital gegen Bareinlagen erhöht;
- der Betrag der Kapitalerhöhung 10 % des bestehenden Grundkapitals nicht übersteigt; und
- der Ausgabepreis der neuen Aktien den Börsenpreis nicht wesentlich unterschreitet.

Anzeigepflichten für Anteilsbesitz

Mit Zulassung der Aktien zum Börsenhandel mit amtlicher Notierung an der Frankfurter Wertpapierbörse (siehe *„Börsenzulassung — Gegenstand der Börsenzulassung, Zeitplan, Veröffentlichungen"*) unterliegt die LANXESS AG als börsennotierte Gesellschaft den Bestimmungen des Wertpapierhandelsgesetzes. Das Wertpapierhandelsgesetz bestimmt, dass jede Person, die durch den Erwerb, die Veräußerung oder auf sonstige Weise 5 %, 10 %, 25 %, 50 % oder 75 % der Stimmrechte an einer börsennotierten Gesellschaft erreicht, überschreitet oder unterschreitet, der Gesellschaft sowie der Bundesanstalt für Finanzdienstleistungsaufsicht unverzüglich, spätestens innerhalb von sieben Kalendertagen, das Erreichen, Überschreiten oder Unterschreiten der genannten Schwellenwerte sowie die Höhe ihres Stimmrechtsanteils schriftlich mitzuteilen hat. Die Gesellschaft muss diese Mitteilung unverzüglich, spätestens neun Kalendertage nach Zugang der Mitteilung, in einem überregionalen Börsenpflichtblatt veröffentlichen. In Verbindung mit diesem Erfordernis enthält das Wertpapierhandelsgesetz verschiedene Regeln, die die Zuordnung des Aktienbesitzes zu der Person sicherstellen sollen, die tatsächlich die mit den Aktien verbundenen Stimmrechte kontrolliert. Beispielsweise werden einem Unternehmen Aktien, die einem dritten Unternehmen gehören, zugerechnet, wenn Ersteres Letzteres kontrolliert, ebenso Aktien, die von einem dritten Unternehmen für Rechnung des ersten oder einem von diesem kontrollierten Unternehmen gehalten werden. Unterbleibt die Mitteilung, ist der Aktionär für die Dauer des Versäumnisses von der Ausübung der mit diesen Aktien verbundenen Rechte (einschließlich Stimmrecht und dem Recht zum Bezug von Dividenden) ausgeschlossen. Außerdem kann bei Nichteinhaltung der Mitteilungspflicht eine Geldbuße verhängt werden.

Beteiligungen

Die nachfolgende Tabelle gibt einen Überblick über die Tochtergesellschaften der LANXESS AG, deren Buchwert mindestens 10 % des konsolidierten Eigenkapitals darstellen bzw. die mit mindestens 2 % zu den konsolidierten Umsatzerlösen des LANXESS-Konzerns beitragen oder aus sonstigen Gründen wesentlich sind, und wichtige diese Tochtergesellschaften betreffende Unternehmensdaten. Da der Jahresabschluss des Geschäftsjahres 2003 durch Wertminderungsaufwendungen in erheblichem Umfang beeinflusst wurde, stellt der Anteil einer Tochtergesellschaft am Konzernergebnis dieses Geschäftsjahres keine sinnvolle Größe zur Beurteilung der Wesentlichkeit der Tochtergesellschaft für den LANXESS-Konzern dar. Bei der Beurteilung der Wesentlichkeit wurde daher vorrangig Bezug genommen auf den Anteil des Buchwertes der Tochtergesellschaft am Konzerneigenkapital sowie den Anteil der Tochtergesellschaft an den Außenumsatzerlösen des LANXESS-Konzerns. Daneben wurde eine Gesellschaft berücksichtigt, sofern sie aus anderen Gründen als wesentlich anzusehen ist. Die Abgrenzung erfolgte auf Basis der Combined Financial Statements unter Beachtung der legalen Strukturen sowie bei den Tochtergesellschaften, die rechtlich erst im Laufe des Jahres 2004 entstanden sind, der sich aus den vertraglichen Vereinbarungen ergebenden Zuordnung von Geschäftsaktivitäten.

Die Anteile an den Tochtergesellschaften werden nach Durchführung der Abspaltung unmittelbar oder mittelbar zu 100 % von der Gesellschaft gehalten. Die Buchwerte der Anteile wurden den Abschlüssen der die Beteiligung haltenden Gesellschaft des LANXESS-Konzerns entnommen (im Wesentlichen LANXESS GmbH). Die im Hinblick auf das Periodenergebnis angegebenen Werte sind den jeweiligen landesrechtlichen Abschlüssen bzw. Buchungssystemen entnommen.

Name, Sitz	Tätigkeitsbereich und Segment	Gezeichnetes Kapital per 30.09.2004	Buchwert der Anteile per 30.09.2004 gemäß IFRS	Rücklagen per 30.09.2004 gemäß IFRS	Forderungen/ (Verbindlichkeiten) der Gesellschaft gegenüber den Tochtergesellschaften per 30.09.2004	Jahresüberschuss/ (-fehlbetrag) des jeweils letzten Geschäftsjahres	Erträge aus den Anteilen im Geschäftsjahr 2003
				In Tausend			
LANXESS Deutschland GmbH, Leverkusen	Produktion und Vertrieb Sämtliche Segmente	EUR 20.000	—[1]	EUR 1.796.013	EUR 0	—[2]	—[2]
LANXESS Corporation, Pittsburgh/Pennsylvania (USA)	Produktion und Vertrieb Sämtliche Segmente	USD 351.473	EUR 119.841	USD 8.123	EUR 197.762	—[2]	—[2]
LANXESS Elastomères S.A.S., Lillebonne (Frankreich)	Produktion und Vertrieb Performance Rubber	EUR 4.000	EUR 0	EUR 9.426	EUR 0	EUR (16.206)	EUR 0
LANXESS HOLDING HISPANIA, S. L., Barcelona (Spanien)	Holdinggesellschaft Sämtliche Segmente	EUR 1.322	EUR 18.871	EUR 69.812	EUR 0	—[2]	—[2]
LANXESS Inc., Sarnia/ Ontario (Kanada)	Produktion und Vertrieb Performance Rubber	CAD 61.000	EUR 37.074	CAD 74.770	EUR 0	—[2]	—[2]
LANXESS International SA, Fribourg (Schweiz)	Vertrieb Sämtliche Segmente	EUR 640	EUR 229.933	EUR 41.535	EUR 0	—[2]	—[2]
LANXESS N.V., Antwerpen (Belgien)	Produktion und Vertrieb Engineering Plastics und Performance Rubber	EUR 38.863	EUR 179.963	EUR 99.133	EUR 0	—[2]	—[2]
LANXESS Rubber N.V., Zwijndrecht (Belgien)	Produktion und Vertrieb Performance Rubber	EUR 3.350	EUR 276.135	EUR 79.862	EUR 0	EUR 24.339	EUR 0
RheinChemie Rheinau GmbH, Mannheim	Produktion und Vertrieb Performance Chemicals	EUR 20.452	EUR 26.716	EUR 34.497	EUR 0	EUR 10.238	EUR 0

1) Die LANXESS Deutschland GmbH wird mit Wirksamwerden der Abspaltung Tochtergesellschaft der LANXESS AG werden, da erst zu diesem Zeitpunkt die Einlage des Beteiligungsbuchwerts der LANXESS Deutschland GmbH in das Vermögen der LANXESS AG erfolgt. Die Höhe des Beteiligungsbuchwerts ergibt sich dabei aus der mit der Sacheinlage verbundenen Kapitalerhöhung bei der Gesellschaft.

2) Die Gesellschaft ist rechtlich erst im Geschäftsjahr 2004 entstanden bzw. es handelte sich im Geschäftsjahr 2003 um eine Vorratsgesellschaft ohne operative Tätigkeit mit einem nicht mit ihrem derzeitigen Geschäftszweck im Zusammenhang stehenden Ergebnis.

Angaben über Geschäftsführungs- und Aufsichtsorgane der LANXESS Aktiengesellschaft

Die Organe der Gesellschaft sind der Vorstand, der Aufsichtsrat und die Hauptversammlung. Die Kompetenzen dieser Organe sind im Aktiengesetz, der Satzung sowie in noch zu beschließenden Geschäftsordnungen des Vorstands und Aufsichtsrats geregelt.

Die derzeit gültige von der außerordentlichen Hauptversammlung am 1. Dezember 2004 im Wesentlichen neugefasste Satzung der Gesellschaft wurde durch Beschluss der Hauptversammlung vom 29. Dezember 2004 geändert. Die Änderungen gelten erst nach Wirksamwerden der Abspaltung und Ablauf des dann durchzuführenden sog. Statusverfahrens zur Zusammensetzung des Aufsichtsrats. Sie erfolgen im Wesentlichen im Hinblick auf die zukünftige Börsennotierung der Gesellschaft und den zukünftig nach dem Mitbestimmungsgesetz 1976 zu bildenden Aufsichtsrat mit 16 Mitgliedern. Die nachfolgenden Ausführungen beziehen sich auf die nach Wirksamwerden der Abspaltung geltende Fassung der Satzung.

Der Vorstand führt die Geschäfte der Gesellschaft nach Maßgabe der Gesetze, der Satzung der Gesellschaft und der noch zu erlassenden Geschäftsordnung für den Vorstand. Er vertritt die Gesellschaft gegenüber Dritten.

Der Vorstand hat zu gewährleisten, dass innerhalb des LANXESS-Konzerns ein angemessenes Risikomanagement und Risikocontrolling eingerichtet sind, damit den Fortbestand der Gesellschaft gefährdende Entwicklungen frühzeitig erkannt werden. Der Vorstand ist ferner verpflichtet, dem Aufsichtsrat regelmäßig, mindestens vierteljährlich, über den Gang der Geschäfte, insbesondere den Umsatz und die Lage der Gesellschaft und ihrer Tochterunternehmen zu berichten. Mindestens einmal jährlich hat der Vorstand über die beabsichtigte Geschäftspolitik und andere grundsätzliche Fragen der Unternehmensplanung der Gesellschaft und des Konzerns zu berichten. Zu Beginn eines jeden Geschäftsjahres hat der Vorstand die jährliche Unternehmensplanung vorzulegen. Zudem ist der Vorstand verpflichtet, dem Aufsichtsrat so rechtzeitig über Geschäfte zu berichten, die für die Rentabilität oder Liquidität der Gesellschaft von erheblicher Bedeutung sein können, dass der Aufsichtsrat vor Vornahme der Geschäfte Gelegenheit hat, zu ihnen Stellung zu nehmen. Bei wichtigen Anlässen ist der Vorstand verpflichtet, an den Vorsitzenden des Aufsichtsrats zu berichten. Als wichtiger Anlass ist auch ein dem Vorstand bekannt gewordener Vorgang bei einem verbundenen Unternehmen anzusehen, der auf die Lage der Gesellschaft von erheblichem Einfluss sein kann. Die gleichzeitige Mitgliedschaft in Vorstand und Aufsichtsrat ist bei der Aktiengesellschaft deutschen Rechts nicht zulässig.

Der Aufsichtsrat bestellt die Mitglieder des Vorstands und ist berechtigt, diese aus wichtigem Grund abzuberufen. Der Aufsichtsrat berät den Vorstand bei der Leitung des Unternehmens und überwacht dessen Geschäftsführung. Nach dem Aktiengesetz ist der Aufsichtsrat nicht zur Geschäftsführung berechtigt. Nach der für die Zeit nach Wirksamwerden der Abspaltung vorgesehenen, aber zurzeit noch nicht beschlossenen Geschäftsordnung für den Aufsichtsrat muss der Vorstand für bestimmte Geschäfte und Maßnahmen die Zustimmung des Aufsichtsrats einholen, in der Regel vor Vornahme des Geschäfts oder der Maßnahme. Die Zustimmung des Aufsichtsrats ist grundsätzlich nicht erforderlich für Geschäfte, die zwischen der Gesellschaft und mit ihr verbundenen Unternehmen abgeschlossen werden. Der Vorstand hat die Zustimmung des Aufsichtsrats einzuholen, wenn er an bestimmten Maßnahmen bei einem von der Gesellschaft abhängigen Unternehmen mitwirkt.

Den Mitgliedern des Vorstands und des Aufsichtsrats obliegen Treue- und Sorgfaltspflichten gegenüber der Gesellschaft. Dabei ist von den Mitgliedern dieser Organe ein weites Spektrum von Interessen, insbesondere der Gesellschaft, ihrer Aktionäre, ihrer Mitarbeiter und ihrer Gläubiger zu beachten. Der Vorstand muss zudem das Recht der Aktionäre auf Gleichbehandlung und gleichmäßige Information berücksichtigen. Verstoßen die Mitglieder des Vorstands oder des Aufsichtsrats gegen ihre Pflichten, so haften sie gegenüber der Gesellschaft gesamtschuldnerisch auf Schadensersatz. Für die Mitglieder des Vorstands und des derzeitigen Aufsichtsrats besteht Versicherungsschutz über eine D&O-Versicherung des Bayer-Konzerns. Für die Zeit nach Wirksamwerden der Abspaltung wird Versicherungschutz über eine neue D&O-Versicherung bestehen (siehe *„Angaben über die Geschäftstätigkeit von LANXESS — Versicherungen"*).

Ein Aktionär hat grundsätzlich keine Möglichkeit, gegen Mitglieder des Vorstands oder des Aufsichtsrats direkt vorzugehen, falls er der Auffassung ist, dass diese ihre Pflichten gegenüber der Gesellschaft verletzt haben. Lediglich die Gesellschaft hat das Recht, Schadensersatz von den Mitgliedern des Vorstands oder des Aufsichtsrats zu verlangen. Die Gesellschaft kann erst drei Jahre nach dem Entstehen des Anspruchs und nur dann auf Ersatzansprüche verzichten oder sich darüber vergleichen, wenn die Aktionäre dies in der Hauptversammlung mit einfacher Stimmenmehrheit beschließen und wenn nicht eine Minderheit von Aktionären, deren Anteile zusammen 10 % des Grundkapitals erreichen oder übersteigen, Widerspruch zur Niederschrift erhebt.

Nach deutschem Recht ist es den einzelnen Aktionären (wie jeder anderen Person) untersagt, ihren Einfluss auf die Gesellschaft dazu zu benutzen, ein Mitglied des Vorstands oder des Aufsichtsrats zu einer für die Gesellschaft schädlichen Handlung zu bestimmen. Aktionäre mit einem beherrschenden Einfluss dürfen ihren Einfluss nicht dazu nutzen, die Gesellschaft zu veranlassen, gegen ihre Interessen zu verstoßen, es sei denn, die daraus entstehenden Nachteile werden ausgeglichen. Wer unter Verwendung seines Einflusses ein Mitglied des Vorstands oder des Aufsichtsrats, einen Prokuristen oder einen Handlungsbevollmächtigten dazu veranlasst, zum Schaden der Gesellschaft oder ihrer Aktionäre zu handeln, ist der Gesellschaft und den Aktionären zum Ersatz des ihnen daraus entstehenden Schadens verpflichtet. Daneben haften die Mitglieder des Vorstands und des Aufsichtsrats gesamtschuldnerisch, wenn sie unter Verletzung ihrer Pflichten gehandelt haben.

Vorstand

Gemäß der Satzung der Gesellschaft besteht der Vorstand aus mindestens zwei Mitgliedern. Die Anzahl der Vorstandsmitglieder wird im Übrigen vom Aufsichtsrat bestimmt. Gegenwärtig besteht der Vorstand der Gesellschaft aus vier Mitgliedern. Der Aufsichtsrat kann ein Vorstandsmitglied zum Vorsitzenden und ein Vorstandsmitglied zum stellvertretenden Vorsitzenden ernennen. Es können stellvertretende Vorstandsmitglieder bestellt werden.

Die Mitglieder des Vorstands werden vom Aufsichtsrat für eine Amtszeit von höchstens fünf Jahren bestellt. Eine wiederholte Bestellung oder Verlängerung der Amtszeit, jeweils für höchstens fünf Jahre, ist zulässig. Die gegenwärtigen Mitglieder des Vorstands wurden am 2. September 2004 durch den Aufsichtsrat der LANXESS AG mit einer Amtszeit für drei Jahre bestellt. Am 6. Dezember 2004 wurden — unter Aufhebung der Bestellungen vom 2. September 2004 — die Mitglieder des Vorstands der Gesellschaft durch Beschluss des Aufsichtsrats neu zum 7. Dezember 2004 mit einer Amtszeit von drei Jahren ab dem Wirksamwerden der Abspaltung, längstens bis zum 31. Januar 2008, bestellt. Der Aufsichtsrat kann die Bestellung eines Vorstandsmitglieds vor Ablauf der Amtszeit widerrufen, wenn ein wichtiger Grund vorliegt, etwa bei grober Pflichtverletzung oder wenn die Hauptversammlung dem Vorstandsmitglied das Vertrauen entzieht.

Nach der Satzung der Gesellschaft kann sich der Vorstand eine Geschäftsordnung geben, wenn nicht der Aufsichtsrat eine Geschäftsordnung für den Vorstand erlässt. Es ist vorgesehen, dass der Aufsichtsrat vor Wirksamwerden der Abspaltung eine Geschäftsordnung für den Vorstand beschließen wird. Nach dieser Geschäftsordnung werden die Beschlüsse des Vorstands mit einfacher Mehrheit seiner Mitglieder gefasst, soweit nicht im Gesetz oder der Satzung andere Mehrheiten zwingend vorgeschrieben sind. Bei Stimmengleichheit gibt die Stimme des Vorsitzenden des Vorstands den Ausschlag.

Die Gesellschaft wird durch zwei Vorstandsmitglieder oder ein Vorstandsmitglied zusammen mit einem Prokuristen gesetzlich vertreten.

Dem Vorstand der Gesellschaft gehören gegenwärtig an:

Dr. Axel Claus Heitmann (Vorstandsvorsitzender) (45 Jahre): Nach dem Studium der Chemie an der Universität Hamburg und der University of Southampton (UK) promovierte Dr. Axel Claus Heitmann 1988 zum Dr. rer. nat. 1989 trat er in die Bayer AG ein. Im Rahmen eines Trainee-Programms durchlief er von 1989 bis 1991 verschiedene Stationen in den Bereichen Zentrale Forschung, Kautschuk-Anwendungstechnik und Kautschuk-Produktion. Nach zwei Jahren Betriebsleitung folgte ein Wechsel zu Bayer UK Ltd., Newbury, Großbritannien, als Leiter des Kautschuk-Standortes Bromsgrove. 1996 übernahm Dr. Axel Claus Heitmann die Leitung Produktion & Technik von Polymer Latex, dem damals neu gegründeten Gemeinschaftsunternehmen der Bayer AG und der Degussa AG. Von März 1999 bis zum 31. Januar 2002 führte er die Bayer-Tochtergesellschaft Wolff Walsrode AG. Anschließend übernahm er die Leitung des Geschäftsbereichs Kautschuk der Bayer AG, bevor er zum 1. Juli 2002 ins Executive Committee der Bayer MaterialScience AG berufen wurde. Seit dem 2. September 2004 ist Dr. Axel Claus Heitmann Vorstandsvorsitzender der Gesellschaft.

Dr. Ulrich Koemm (Mitglied des Vorstands) (54 Jahre): Nach seinem Studium an der Technischen Universität München und der Promotion zum Dr. rer. nat. arbeitete Dr. Ulrich Koemm zunächst als Wissenschaftlicher Mitarbeiter an der Universität Kaiserslautern, bevor er 1980 als Laborleiter in der Forschung Anorganische Chemikalien (AC) Mitarbeiter der Bayer AG wurde. Von 1983 bis 1986 war er hier Gruppenleiter Forschung und anschließend — in der AC-Produktion — Betriebsleiter Chrom sowie Fachbereichsleiter Fluor. 1988 ging Dr. Ulrich Koemm zu Bayer S.A., Sao Paulo, Brasilien, wo er als Landes-Geschäftsbereichsleiter für AC, LS und Pigmente und Keramik (PK) verantwortlich war. Nach seiner Rückkehr ins Bayerwerk Leverkusen wurde ihm 1992 die Leitung der PK-Produktion übertragen. 1994 wurde er im Geschäftsbereich Anorganische Industrieprodukte (AI) zum Leiter der Produktion und 1997 zum Leiter des Geschäftsfelds Anorganische Pigmente ernannt. 1998 übernahm er kommissarisch die Leitung des Geschäftsbereichs Anorganische Industrieprodukte. Von April 1999 bis Mitte 2002 leitete er den Geschäftsbereich Lackrohstoffe, Farbmittel und Sondergebiete (LS) der Bayer AG. Seit dem 30. September 2003 ist Herr Dr. Ulrich Koemm Vorsitzender des Vorstands der Bayer Chemicals AG, Leverkusen. Zum Tag des Wirksamwerdens der Abspaltung wird Dr. Ulrich Koemm sein Amt in der Bayer Chemicals AG einvernehmlich niederlegen. Dr. Ulrich Koemm ist seit dem 2. September 2004 Mitglied des Vorstands der Gesellschaft.

Dr. Martin Wienkenhöver (Mitglied des Vorstands und Arbeitsdirektor) (48 Jahre): Dr. Martin Wienkenhöver studierte Chemie an der Westfälischen Wilhelms-Universität in Münster. Nach der Promotion zum Dr. rer. nat. begann er 1985 seinen Berufsweg bei der Bayer AG als Leiter eines Entwicklungs- und Formierungslabors im damaligen Geschäftsbereich Farben. Ein Jahr später wechselte er als Laborleiter in die Farbenforschung. 1988 ging Dr. Martin Wienkenhöver zur damaligen US-Bayer-Tochtergesellschaft Mobay Corporation, Pittsburgh, USA, wo er zunächst als Gruppenleiter Forschung und Entwicklung in der Division Farben und ab 1992 als Leiter der Forschung und Entwicklung innerhalb der Division Organische Produkte arbeitete. 1993 kehrte er ins Stammhaus nach Leverkusen zurück und leitete zunächst die Farben-Entwicklung und arbeitete später als Key Account Manager im Marketing. Danach war er bei der DyStar Textilfarben GmbH — damals ein paritätisches Joint Venture von Bayer und Hoechst — für den Geschäftsbereich Reaktivfarbstoffe verantwortlich. Im April 1999 übernahm er die Leitung des Geschäftsbereichs Chemikalien der Bayer AG. Seit dem 30. September 2003 ist Dr. Martin Wienkenhöver Mitglied des Vorstands der Bayer Chemicals AG, Leverkusen. Zum Tag des Wirksamwerdens der Abspaltung wird Dr. Martin Wienkenhöver sein Amt in der Bayer Chemicals AG einvernehmlich niederlegen. Dr. Martin Wienkenhöver ist seit dem 2. September 2004 Mitglied des Vorstands der Gesellschaft.

Matthias Zachert (Mitglied des Vorstands und Finanzvorstand) (37 Jahre): Nach einer Lehre zum Industriekaufmann bei der damaligen Mercedes Benz AG in Stuttgart absolvierte Matthias Zachert von 1990 bis 1995 ein Studium zum Diplomkaufmann mit Schwerpunkt Finanzen sowie Auslandsaufenthalten in den USA und Frankreich. Anschließend trat er in das Führungs-Nachwuchsprogramm der damaligen Hoechst AG ein und wurde dort 1996 zunächst Leiter des IPO-Projekts zur Ausgliederung des Pharmabereichs Hoechst Marion Russel (HMR). Nach weiteren leitenden Positionen bei HMR verantwortete er 1999 die Integration des Finanzbereichs der Pharma Gesellschaften HMR und Rhone-Poulenc Rorer, die im Zuge eines Mergers von Hoechst und Rhone Poulenc zu Aventis Pharma verschmolzen wurden. Im Januar 2000 berief man Matthias Zachert zum Chief Financial Officer der Internationalen Region dieser Gesellschaft mit Sitz in Paris. Im Sommer 2002 wechselte er als Finanzvorstand zur Kamps AG nach Düsseldorf, wo er an der Neuausrichtung der Gesellschaft mitgewirkt hat. Herr Zachert ist seit dem 2. September 2004 Mitglied des Vorstands der Gesellschaft.

Die Mitglieder des Vorstands sind unter der Geschäftsadresse der Gesellschaft erreichbar.

Die Verträge der Mitglieder des Vorstands sehen eine Laufzeit von drei Jahren ab dem Tag des Wirksamwerdens der Abspaltung vor.

Im Geschäftsjahr 2004 erhielten die Vorstände keine Bezüge von der Gesellschaft. Die von den Gesellschaften des Bayer-Konzerns gezahlten Bezüge aller derzeitigen Vorstandsmitglieder der Gesellschaft beliefen sich auf insgesamt rund EUR 1.580.500. Für die Vorstandsmitglieder sind Pensionsrückstellungen im Bayer-Konzern in Höhe von EUR 4.954.618 gebildet.

Die Bezüge der Vorstandsmitglieder bestimmen sich nach Wirksamwerden der Abspaltung auf der Grundlage eines Vergütungssystems, das neben einer Grundvergütung einer jährliche variable Vergütung in gleicher Höhe vorsieht. Die Gesamtgrundvergütung der Mitglieder des Vorstands der Gesellschaft wird auf Grundlage der derzeitigen Verträge EUR 1.869.000 pro Jahr betragen. Die variable Vergütung ist an der Erreichung bestimmter Ergebniskennzahlen ausgerichtet.

Gegen die Mitglieder des Vorstands wurden in den letzten fünf Jahren keinerlei Sanktionen wegen der Verletzung in- oder ausländischer Bestimmungen des Straf- oder Kapitalmarktrechts verhängt.

Herr Dr. Ulrich Koemm und Herr Dr. Martin Wienkenhöver halten derzeit 1.700 bzw. 3.400 Bayer-Aktien. Unmittelbar nach Wirksamwerden der Abspaltung werden sie entsprechend dem Bezugverhältnis 170 bzw. 340 Aktien der LANXESS AG halten. Dr. Martin Wienkenhöver besitzt derzeit weiterhin eine Option auf den Erwerb weiterer weniger Bayer-Aktien, die ab Anfang 2005 ausgeübt werden kann. Die übrigen Vorstandsmitglieder halten derzeitig keine Aktien der Bayer AG und werden aus diesem Grund auch unmittelbar nach Wirksamwerden der Abspaltung keine Aktien der Gesellschaft halten.

Die Gesellschaft hat Vorstandsmitgliedern derzeit weder Darlehen gewährt noch Bürgschaften oder Gewährleistungen für sie übernommen. Die Vorstandsmitglieder waren und sind nicht an Geschäften außerhalb der Geschäftstätigkeit der Gesellschaft oder an anderen der Form oder der Sache nach ungewöhnlichen Geschäften der Gesellschaft während des laufenden und des vorhergehenden Geschäftsjahres oder an derartigen ungewöhnlichen Geschäften, die noch nicht endgültig abgeschlossen sind, in weiter zurückliegenden Geschäftsjahren beteiligt.

Aufsichtsrat

Der Aufsichtsrat der LANXESS AG besteht zurzeit noch aus drei Mitgliedern, die durch die bisherige Alleinaktionärin Bayer AG gewählt wurden. Da die LANXESS AG zurzeit noch keine Arbeitnehmer hat, finden die gesetzlichen Regelungen zur Mitbestimmung der Arbeitnehmer im Aufsichtsrat auf die Zusammensetzung des Aufsichtsrats noch keine Anwendung, und es sind zurzeit noch keine Arbeitnehmervertreter im Aufsichtsrat vertreten.

Die derzeitigen Mitglieder des Aufsichtsrats sind Klaus Kühn, Köln, Johannes Dietsch, Wermelskirchen, und Dr. Roland Hartwig, Odenthal. Sämtliche Aufsichtsratsmitglieder haben verschiedene Ämter in Aufsichtsgremien mit der Bayer AG verbundener Unternehmen inne. Darüber hinaus nehmen sie keine weiteren Aufsichtsratsmandate wahr. Die derzeitigen Mitglieder der Aufsichtsrats haben im Einvernehmen mit der Gesellschaft ihr Amt mit Ablauf des Tages des Wirksamwerdens der Abspaltung, frühestens jedoch zum Ablauf des 28. Januar 2005 niedergelegt. Als neue Aufsichtsratsmitglieder hat die bisherige Alleinaktionärin Bayer AG am 29. Dezember 2004 mit Wirkung zu dem Tag, der dem Tag des Wirksamwerdens der Abspaltung folgt, frühestens jedoch mit Wirkung zum 29. Januar 2005, die folgenden drei Personen gewählt: Herrn Dr. Rolf Stomberg, Hamburg, Herrn Dr. Friedrich Janssen, Essen, und Herrn Rainer Laufs, Kronberg.

Die Namen und Haupttätigkeiten der Mitglieder des Aufsichtsrats der LANXESS Aktiengesellschaft, die dem Aufsichtsrat mit Wirksamwerden der Abspaltung angehören sollen, sind:

Name	Tätigkeit	Weitere Aufsichtsratsmandate bzw. Mandate bei vergleichbaren in- und ausländischen Kontrollgremien von Wirtschaftsunternehmen
Dr. Rolf Stomberg	Vorsitzender des Board of Directors der Management Consulting Group plc, London	Mitglied des Aufsichtsrats der Deutschen BP AG, Hamburg Mitglied des Aufsichtsrats der Biesterfeld AG, Hamburg Mitglied des Board of Directors der Reed Elsevier plc, London, Großbritannien Mitglied des Board of Directors der Smith & Nephew plc, London, Großbritannien Mitglied des Aufsichtsrats der Reed Elsevier NV, Amsterdam, Niederlande Mitglied des Aufsichtsrats der TPG Post Group, Amsterdam, Niederlande Mitglied des Aufsichtsrats der Scania AB, Södertälje, Schweden
Dr. Friedrich Janssen	Mitglied des Vorstands der E.ON Ruhrgas AG, Essen	Mitglied des Aufsichtsrats der Gerling Versicherungs-Beteiligungs-AG, Köln Mitglied des Aufsichtsrats der HDI Rechtsschutz Versicherungs-AG, Hannover Mitglied des Aufsichtsrats der STEAG AG, Essen Diverse Aufsichtsratsmandate in mit der E.ON Ruhrgas AG, Essen, verbundenen Unternehmen Mitglied des Beirats der HDI Haftpflichtverband des Deutschen Industrie Versicherungsvereins auf Gegenseitigkeit, Hannover
Rainer Laufs	ehemals Vorstandsvorsitzender der Deutsche Shell AG, Hamburg, derzeit selbstständiger Berater	Mitglied des Aufsichtsrats der WCM Beteiligungs- und Grundbesitz AG, Frankfurt am Main Mitglied des Aufsichtsrats der Klöckner Werke AG, Duisburg

Die Wahl erfolgte für die Zeit bis zur Beendigung derjenigen Hauptversammlung, die über die Entlastung für das zum 31. Dezember 2004 endende Geschäftsjahr beschließt.

Mit Wirksamwerden der Abspaltung werden auf die Zusammensetzung des Aufsichtsrats der Gesellschaft die Vorschriften des Mitbestimmungsgesetzes 1976 Anwendung finden. Die Gesellschaft wird eigene Arbeitnehmer beschäftigen. Zugleich werden ihr die in der LANXESS Deutschland GmbH tätigen Arbeitnehmer zugerechnet. Zukünftig wird sich der Aufsichtsrat aus insgesamt 16 Aufsichtsratsmitgliedern zusammensetzen, von denen acht Mitglieder der Anteilseigner und acht Mitglieder der Arbeitnehmer sind. Die Mitglieder der Anteilseigner werden von den Aktionären in der Hauptversammlung nach Maßgabe der Vorschriften des Aktiengesetzes bestimmt. Die Wahl der Mitglieder der Arbeitnehmer wird zukünftig nach den Bestimmungen des Mitbestimmungsgesetzes 1976 erfolgen.

Da sich mit Wirksamwerden der Abspaltung die bislang angewandten gesetzlichen Vorschriften für die Zusammensetzung des Aufsichtsrats ändern, ist der Vorstand verpflichtet, unmittelbar im Anschluss an das Wirksamwerden der Abspaltung ein sog. Statusverfahren gemäß §§ 97 ff. AktG durchzuführen. In dem Statusverfahren wird der Vorstand der Gesellschaft die neuen für die Zusammensetzung des Aufsichtsrats maßgeblichen gesetzlichen Vorschriften bekannt machen. Sofern innerhalb eines Monats nach Bekanntmachung das für die Gesellschaft zuständige Gericht nicht angerufen wird, setzt sich der Aufsichtsrat der LANXESS AG entsprechend den Vorschriften zusammen.

Die bereits gewählten zukünftigen Aufsichtsratsmitglieder bleiben auch nach dem Statusverfahren weiter im Amt. Ihre Amtszeit wird mit Beendigung der ersten Hauptversammlung der Gesellschaft, die nach Ablauf der Monatsfrist einberufen wird, spätestens aber nach sechs Monaten nach Ablauf der Frist enden. Es ist vorgesehen, die noch fehlenden weiteren fünf Aufsichtsratsmitglieder der Anteilseignervertreter entsprechend den Regeln des Aktiengesetzes nach Ablauf der Monatsfrist des Statusverfahrens gerichtlich bestellen zu lassen. Entsprechendes ist für sämtliche acht Aufsichtsratsmitglieder der Arbeitnehmer vorgesehen. Sofern das Gericht keine bestimmte Amtszeit der gerichtlich bestellten Aufsichtsratsmitglieder festlegt, endet die Amtszeit der Anteilseignervertreter mit der Wahl der Anteilseignervertreter durch die Hauptversammlung der Gesellschaft und die Amtszeit der Arbeitnehmervertreter mit der Vollendung der

Wahl der Arbeitnehmervertreter nach den Bestimmungen des Mitbestimmungsgesetzes 1976. Es ist vorgesehen, dass die Neuwahl aller Aufsichtsratsmitglieder der Anteilseigner in der ordentlichen Hauptversammlung der Gesellschaft im Jahr 2005 erfolgen wird.

Im Hinblick auf das zu erwartende Statusverfahren hat die Hauptversammlung der Gesellschaft bereits am 29. Dezember 2004 unter anderem beschlossen, die Satzungsbestimmungen zum Aufsichtsrat der Gesellschaft im Hinblick auf die nunmehr veränderten Vorschriften zur Zusammensetzung des Aufsichtsrats zu ändern. Der Vorstand wurde angewiesen, die Satzungsänderungen nach Wirksamwerden der Abspaltung und widerspruchlosem Ablauf der Monatsfrist des Statusverfahrens zur Eintragung anzumelden.

Die folgenden Ausführungen beziehen sich, soweit nicht anders vermerkt, auf den Aufsichtsrat und die Satzung der Gesellschaft nach Eintragung der beschlossenen Satzungsänderung und der gerichtlichen Bestellung der übrigen Anteilseignervertreter und sämtlicher Arbeitnehmervertreter.

Die Mitglieder des Aufsichtsrats sind über die Geschäftsadresse der Gesellschaft zu erreichen.

Soweit die Hauptversammlung nicht bei der Wahl einen kürzeren Zeitraum beschließt, erfolgt die Wahl der Aufsichtsratsmitglieder und gegebenenfalls deren Ersatzmitglieder gemäß der Satzung der Gesellschaft in Verbindung mit § 102 AktG für die Zeit bis zur Beendigung derjenigen Hauptversammlung, die über die Entlastung des Aufsichtsrats für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt, wobei das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitgerechnet wird.

Die Wahl eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds, wenn kein gewähltes Ersatzmitglied zur Verfügung steht, erfolgt für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds, soweit die Hauptversammlung keine kürzere Amtszeit des Nachfolgers bestimmt. Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratmitglied vorzeitig ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Aktionäre erlischt spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

Nach der Satzung kann jedes Mitglied des Aufsichtsrats sein Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung unter Einhaltung einer Frist von zwei Wochen auch ohne wichtigen Grund niederlegen. Die Abberufung eines von den Aktionären zu wählenden Aufsichtsratsmitglieds bedarf einer Mehrheit, die mindestens drei Viertel der abgegebenen Stimmen umfasst. Nach der noch zu beschließenden Geschäftsordnung des Aufsichtsrats endet die Amtszeit eines Aufsichtsratsmitglieds in jedem Fall mit Ablauf der Hauptversammlung, die auf die Vollendung des 72. Lebensjahres folgt.

Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 Mitbestimmungsgesetz 1976 aus seiner Mitte einen Vorsitzenden und einen Stellvertreter. Die Amtszeit des Vorsitzenden und des Stellvertreters entspricht, soweit nicht bei der Wahl eine kürzere Amtszeit bestimmt wird, ihrer Amtszeit als Mitglied des Aufsichtsrats. Die Wahl erfolgt im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder der Aktionäre bestellt worden sind; zu dieser Sitzung bedarf es keiner besonderen Einberufung. Scheidet der Vorsitzende oder sein Stellvertreter vorzeitig aus dem Amt aus, so wählt der Aufsichtsrat in seiner nächsten Sitzung einen Nachfolger.

Dem Aufsichtsratsvorsitzenden obliegt die Einberufung und die Leitung der Aufsichtsratssitzungen. Der Aufsichtsrat ist beschlussfähig, wenn mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch an der Beschlussfassung teil, wenn es sich in der Abstimmung der Stimme enthält.

Der Aufsichtsrat beschließt mit der einfachen Mehrheit der abgegebenen Stimmen, soweit nicht durch Gesetz andere Mehrheiten zwingend vorgeschrieben sind. Ergibt eine Abstimmung im Aufsichtsrat Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Beschlussgegenstand, wenn auch sie Stimmengleichheit ergibt, der Aufsichtsratsvorsitzende zwei Stimmen. Dem Stellvertreter des Aufsichtsratsvorsitzenden steht die zweite Stimme nicht zu.

Nach der Satzung der Gesellschaft gibt sich der Aufsichtsrat eine Geschäftsordnung. Es ist vorgesehen, dass sich der bisherige Aufsichtsrat vor Wirksamwerden der Abspaltung eine Geschäftsordnung geben wird, die den Vorgaben des Deutschen Corporate Governance Kodex entsprechen soll.

Nach der derzeit gültigen Satzung der Gesellschaft erhalten die Mitglieder des Aufsichtsrats neben dem Ersatz ihrer Auslagen jeweils eine feste jährliche Vergütung in Höhe von EUR 5.000. Nach der für die Zeit nach Wirksamwerden der Abspaltung vorgesehenen Satzung erhalten die Mitglieder des Aufsichtsrats neben dem Ersatz ihrer Auslagen eine feste jährliche Vergütung in Höhe von EUR 30.000. Die Vergütung beträgt für den Vorsitzenden das Dreifache und für seinen Stellvertreter das Eineinhalbfache der genannten Vergütung. Aufsichtsratsmitglieder, die einem Ausschuss angehören, erhalten zusätzlich ein Viertel der genannten Vergütung und Aufsichtsratsmitglieder, die in einem Ausschuss den Vorsitz führen, erhalten zusätzlich ein weiteres Viertel dieser Vergütung. Insgesamt erhält ein Mitglied des Aufsichtsrats jedoch maximal das Dreifache der jährlichen Vergütung von EUR 30.000. Die Gesellschaft erstattet den Aufsichtsratsmitgliedern die durch die Ausübung des Amts entstehenden Auslagen einschließlich einer etwaigen auf die Vergütung und den Auslagenersatz entfallenden Umsatzsteuer (Mehrwertsteuer).

Im Geschäftsjahr 2004 erhielten die derzeitigen Aufsichtsratsmitglieder keine gesonderte Vergütung für ihre Tätigkeit.

Gegen die derzeitigen sowie die bereits gewählten drei zukünftigen Mitglieder des Aufsichtsrats wurden in den letzten fünf Jahren keinerlei Sanktionen wegen der Verletzung in- oder ausländischer Bestimmungen des Straf- oder Kapitalmarktrechts verhängt.

Das zukünftige Aufsichtsratsmitglied Herr Dr. Stomberg hält derzeit 2.000 Bayer-Aktien. Unmittelbar nach Wirksamwerden der Abspaltung wird er entsprechend des Bezugverhältnisses 200 Aktien der LANXESS AG halten.

Die Gesellschaft hat weder den derzeitigen noch den bereits gewählten zukünftigen Aufsichtsratsmitgliedern Darlehen gewährt oder Bürgschaften oder Gewährleistungen für sie übernommen. Weder die derzeitigen noch die bereits gewählten zukünftigen Aufsichtsratsmitglieder waren oder sind an Geschäften außerhalb der Geschäftstätigkeit der Gesellschaft oder an anderen der Form oder der Sache nach ungewöhnlichen Geschäften der Gesellschaft während des laufenden und des vorhergehenden Geschäftsjahres oder an derartigen ungewöhnlichen Geschäften, die noch nicht endgültig abgeschlossen sind, in weiter zurückliegenden Geschäftsjahren beteiligt.

Hauptversammlung

Die Hauptversammlung findet am Sitz der Gesellschaft oder in einer deutschen Gemeinde mit mehr als 100.000 Einwohnern statt. Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

Nach dem Aktienrecht erfordern Beschlüsse von grundlegender Bedeutung neben der Mehrheit der abgegebenen Stimmen auch eine Mehrheit von mindestens drei Vierteln des bei der Beschlussfassung vertretenen Grundkapitals. Zu diesen Beschlüssen mit grundlegender Bedeutung gehören insbesondere:

- Kapitalerhöhung mit Ausschluss des Bezugsrechts,
- Kapitalherabsetzung,
- die Schaffung von genehmigtem oder bedingtem Kapital,
- Auf- oder Abspaltung sowie die Übertragung des gesamten Vermögens der Gesellschaft,
- der Abschluss von Unternehmensverträgen (insbesondere Beherrschungs- und Ergebnisabführungsverträge),
- der Wechsel der Rechtsform der Gesellschaft und
- die Auflösung der Gesellschaft.

Die Einberufung der Hauptversammlung kann durch den Vorstand, den Aufsichtsrat oder durch Aktionäre, deren Anteile zusammen 5 % des Grundkapitals erreichen, veranlasst werden. Sofern das Wohl der Gesellschaft es erfordert, hat der Aufsichtsrat eine Hauptversammlung einzuberufen. Die jährliche ordentliche Hauptversammlung findet innerhalb der ersten acht Monate eines jeden Geschäftsjahres statt. Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nach der für die Zeit nach Wirksamwerden der Abspaltung vorgesehenen Satzung der Gesellschaft diejenigen Aktionäre berechtigt, die ihre Aktien spätestens am siebten Tag vor dem Tag der Hauptversammlung bei der Gesellschaft, bei einem deutschen Notar, bei einer Wertpapiersammelbank oder bei einer der in der Einberufung zur Hauptversammlung bestimmten Stelle während der Geschäftsstunden hinterlegen und bis zur Beendigung der Hauptversammlung dort belassen. Die Hinterlegung gilt auch dann als bei einer der genannten Stellen bewirkt, wenn Aktien mit Zustimmung einer solchen Stelle für diese bei einem Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt werden.

Weder das deutsche Recht noch die Satzung der Gesellschaft beschränkt das Recht nicht in Deutschland ansässiger oder ausländischer Inhaber von Aktien, die Aktien zu halten oder die mit ihnen verbundenen Stimmrechte auszuüben.

Geschäfte und Rechtsbeziehungen mit nahestehenden Personen

Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern

Abspaltungs- und Übernahmevertrag zwischen der LANXESS AG und der Bayer AG

Am 22. September 2004 schlossen die Bayer AG und die LANXESS AG einen notariell beurkundeten Abspaltungs- und Übernahmevertrag. Dieser bestimmt das abzuspaltende Vermögen und regelt die Einzelheiten der Übertragung bestimmter Gegenstände des Aktiv- und Passivvermögens, insbesondere sämtlicher Geschäftsanteile der LANXESS GmbH, von der Bayer AG auf die LANXESS AG sowie der im Gegenzug erfolgenden Ausgabe der LANXESS-Aktien an die Aktionäre der Bayer AG. Die Hauptversammlungen der Bayer AG und der LANXESS AG stimmten dem Abspaltungs- und Übernahmevertrag am 17. November 2004 bzw. 21. Dezember 2004 zu. Die Abspaltung wird erst mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln wirksam. Der Vorstand der LANXESS AG erwartet, dass die Eintragung am 28. Januar 2005 erfolgen wird (siehe ausführlich zur Abspaltung sowie den zur Vorbereitung durchgeführten Maßnahmen *„Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS"*).

Grundlagenvertrag zwischen der LANXESS AG und der Bayer AG

Die Bayer AG und die LANXESS AG haben am 22. September 2004 zugleich einen Grundlagenvertrag abgeschlossen, der Bestandteil des Abspaltungs- und Übernahmevertrags ist. Mit dem Grundlagenvertrag beabsichtigen beide Parteien unter anderem, die Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH und ihren Tochtergesellschaften und die Einhaltung bestimmter Mindeststandards bei der Zusammenfassung sicherzustellen, die Haftungsverteilung im Innenverhältnis zwischen LANXESS und dem Bayer-Konzern in den Bereichen Umwelthaftung, Haftung für Kartellverstöße und Produkthaftung abschließend zu regeln und bestimmte wechselseitige Verhaltensregeln und Mitwirkungspflichten für die Zeit nach der Abspaltung festzulegen.

Zusammenfassung des überwiegenden Teils der Chemie- und von Teilen der Polymeraktivitäten

Die Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH und ihren Tochtergesellschaften erfolgte durch zahlreiche Einzelmaßnahmen im In- und Ausland (siehe dazu *„Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS"*). So wurden insbesondere Abspaltungen von der Bayer Chemicals AG und der Bayer MaterialScience AG auf die LANXESS GmbH durchgeführt und das Auslandsgeschäft auf unterschiedlichen rechtlichen Wegen auf Tochtergesellschaften der LANXESS GmbH übertragen. Der Grundlagenvertrag soll mit seinen Auffangbestimmungen insbesondere sicherstellen, dass der LANXESS-Konzern durch die einzelnen Maßnahmen tatsächlich hergestellt wurde und dabei gewisse Grundsätze und Mindeststandards eingehalten wurden. Das Ziel ist es, die weltweite Funktionsfähigkeit von LANXESS zu gewährleisten.

Haftungsverteilung im Innenverhältnis

Der Grundlagenvertrag sieht weiterhin allgemeine Regelungen zur Haftungsverteilung zwischen LANXESS und dem Bayer-Konzern vor. Danach haften die LANXESS AG und die mit ihr verbundenen Unternehmen (§ 15 AktG) im Innenverhältnis nur für die Verbindlichkeiten, die zum Zeitpunkt des Wirksamwerdens der Abspaltung bestehen und ihnen im Rahmen der Maßnahmen zur Zusammenfassung der Chemie- und Polymeraktivitäten zugeordnet wurden. Entsprechendes gilt für die Bayer AG und die mit ihr verbundenen Unternehmen (§ 15 AktG). Darüber hinaus haben die LANXESS AG und die Bayer AG weitere Vereinbarungen über die Verteilung der Haftung im Innenverhältnis in anderen Bereichen (beispielsweise hinsichtlich der Erstellung der Combined Financials Statements) abgeschlossen.

Bezüglich der Haftung für Umweltlasten und Kartellverstöße sowie der Produkthaftung sieht der Grundlagenvertrag im Innenverhältnis zwischen den Vertragsparteien folgende Sonderregelungen vor:

Umweltlasten

Bezüglich der Haftung für grundstücksbezogene Umweltlasten, die bis zum 1. Juli 2004 verursacht wurden oder entstanden sind, sieht der Grundlagenvertrag im Wesentlichen eine Zustandshaftung der jeweiligen Vertragspartei für die Grundstücke vor, die sie und die mit ihr verbundenen Unternehmen (§ 15 AktG) bis zum 1. Juli 2004 genutzt haben. Insoweit hat sie die andere Vertragspartei sowie die mit ihr verbundenen Unternehmen (§ 15 AktG) grundsätzlich in vollem Umfang von jeglicher öffentlich-rechtlicher oder privatrechtlicher Haftung freizustellen. Daneben enthält der Grundlagenvertrag einzelne Elemente einer Verursachungshaftung. Kann beispielsweise eine Partei den Beweis führen, dass die Umweltlast durch ein zum 1. Juli 2004 von der anderen Partei genutztes Grundstück verursacht wurde, so ist sie im Innenverhältnis von der Haftung befreit. Für bestimmte Grundstücke haben die Parteien die Haftung im Innenverhältnis abweichend geregelt. Weiterhin trägt LANXESS die Haftung für Umweltlasten im Zusammenhang mit bestimmten veräußerten Gesellschaften, Betrieben und Anlagen nach Maßgabe der jeweiligen Unternehmenskaufverträge.

Der Grundlagenvertrag sieht eine Beschränkung der Haftung von LANXESS für grundstücksbezogene Umweltlasten, die vor dem 1. Juli 2004 verursacht wurden, auf insgesamt EUR 350 Mio. vor. Diese Haftungshöchstgrenze gilt jedoch — vereinfacht dargestellt — nur für Maßnahmen, die bis 31. Dezember 2009 angeordnet, vereinbart oder tatsächlich durchgeführt worden sind. Im Übrigen haften die LANXESS AG und die mit ihr verbundenen Unternehmen (§ 15 AktG) unbegrenzt für Umweltlasten.

Kartellverstöße

LANXESS haftet auf Basis des Grundlagenvertrags im Innenverhältnis zum Bayer-Konzern grundsätzlich für sämtliche Verpflichtungen und Verbindlichkeiten aus Kartellverstößen, die den Geschäftsaktivitäten von LANXESS zuzurechnen sind. Umgekehrt haftet der Bayer-Konzern im Innenverhältnis für Verpflichtungen und Verbindlichkeiten aus Kartellverstößen, die seinen Geschäftsaktivitäten zuzurechnen sind. Die jeweils haftende Partei muss nach dem Grundlagenvertrag der anderen Partei die erforderlichen Aufwendungen zur Erfüllung der Kartellverbindlichkeiten erstatten.

Für Kartellverfahren und zivilrechtliche Verfahren im Zusammenhang mit Produkten des ehemaligen Geschäftsbereiches Kautschuk der Bayer AG, die heute dem LANXESS-Konzern zuzuordnen sind, sieht der Grundlagenvertrag Sonderregelungen vor. Wurde vor dem 1. Juli 2004 ein behördliches Verfahren zumindest eingeleitet oder hat ein Unternehmen Schritte gegenüber einer Kartellbehörde im Hinblick auf eine Verfahrenseinleitung unternommen, so trägt LANXESS im Innenverhältnis 30 % und der Bayer-Konzern 70 % der daraus resultierenden Verbindlichkeiten. Die Haftung des LANXESS-Konzerns besteht für diese Verfahren grundsätzlich nur bis zu einer Höhe von insgesamt EUR 100 Mio. Hinzu kommt gegebenenfalls die Erstattung eines sich dabei aus einer eingeschränkten steuerlichen Abzugsfähigkeit ergebenden Steuerschadens. Die Erstattungszahlungen sind auf EUR 50 Mio. pro Kalenderjahr beschränkt. Die Kosten der externen Betreuung der Kartellverfahren werden ebenfalls im Verhältnis 30:70 geteilt, allerdings nicht auf die Haftungshöchstgrenze angerechnet.

Produkthaftung

Der Grundlagenvertrag sieht weiterhin Regelungen zur Verteilung der Haftung für Verbindlichkeiten aus Produkthaftung gegenüber Dritten im Innenverhältnis zwischen LANXESS und dem Bayer-Konzern vor. Danach haftet LANXESS im Innenverhältnis für sämtliche Produkthaftungsverbindlichkeiten aus oder im Zusammenhang mit fehlerhaften Produkten, die von seinen zum 1. Juli 2004 aktiven Geschäften bis zum Zeitpunkt des Wirksamwerdens der Abspaltung in Verkehr gebracht wurden. Für Produkthaftungsverbindlichkeiten bezüglich anderer Produkte, die bis zum Wirksamwerden der Abspaltung in Verkehr gebracht wurden, haftet der

Bayer-Konzern. Für Produkte bestimmter veräußerter Gesellschaften, Betriebe, Produktionsstätten und -anlagen sowie für bestimmte weitere Produkte sieht der Grundlagenvertrag Sonderregelungen zur Haftungsverteilung vor.

Geltungsbereich

Der Grundlagenvertrag gilt in räumlicher Hinsicht unmittelbar für alle weltweiten Geschäftsaktivitäten von LANXESS, jedoch grundsätzlich nicht für die Geschäftsaktivitäten in den USA. Kartellverbindlichkeiten und Umweltlasten, die den Betriebsteilen von LANXESS in den USA zuzuordnen sind, werden jedoch bei der Berechnung der jeweiligen Haftungshöchstgrenzen berücksichtigt. Bezüglich der Betriebsteile von LANXESS in den USA wurden zur Herstellung von LANXESS Verträge mit Gesellschaften des Bayer-Konzerns, insbesondere zur Übertragung der LANXESS-Geschäftsaktivitäten, abgeschlossen. Soweit sich deren Bestimmungen nicht mit sämtlichen Bestimmungen des Grundlagenvertrages inhaltlich decken, haben die Bayer AG und die LANXESS AG sich dazu verpflichtet, dafür zu sorgen, dass bei wesentlichen Abweichungen die Vereinbarungen in den USA insoweit entsprechend den Regelungen des Grundlagenvertrages angepasst werden. Die entsprechenden Anpassungen werden derzeit durchgeführt.

Von der LANXESS AG an die Bayer AG begebene Wandelschuldverschreibung

Auf Basis des Beschlusses ihrer Hauptversammlung vom 15. September 2004 hat die LANXESS AG an die Bayer AG eine auf den Inhaber lautende Wandelschuldverschreibung im Nennbetrag von EUR 200 Mio., eingeteilt in 2.000 Teilschuldverschreibungen im Nennbetrag von jeweils EUR 100.000 mit einer Laufzeit bis zum 15. September 2007, begeben (nachfolgend die „Wandelschuldverschreibung").

Die LANXESS AG ist aus der Wandelschuldverschreibung verpflichtet, 6 % Zinsen jährlich zu zahlen, wobei Zinszahlungen vierteljährlich erfolgen, so dass sich ein effektiver Zinssatz von 6,136 % ergibt. Die LANXESS AG ist jedoch berechtigt, die Zinszahlungen unter gewissen Voraussetzungen bis zum Endfälligkeitstermin am 15. September 2007 aufzuschieben, wobei allerdings bei Ausübung des Wandlungsrechts auch diese aufgeschobenen Zinsen, zusammen mit bis dahin aufgelaufenen Zinsen, zu zahlen sind. Die aus der Wandelschuldverschreibung resultierenden Verpflichtungen der LANXESS AG auf Zahlung von Kapital und Zinsen sowie sämtlicher sonstiger Beträge aus den Schuldverschreibungen sind nachrangig gegenüber ranghöheren, nicht nachrangigen Forderungen aller anderen Gläubiger der LANXESS AG.

Der Anleihegläubiger — zurzeit die Bayer AG — kann vom 20. Juli 2005 bis 20. Juli 2007 die Wandelschuldverschreibungen in Aktien der LANXESS AG wandeln (Wandlungsrecht). Zusätzlich ist die LANXESS AG verpflichtet, am 15. September 2007 die Wandelschuldverschreibung in Aktien zu wandeln (Wandlungspflicht). Eine Rückzahlung der Wandelschuldverschreibung in Geld ist, von Ausnahmefällen abgesehen, nicht vorgesehen.

Das Wandlungsverhältnis, d.h. die Anzahl von Aktien, die bei Wandlung von Teilschuldverschreibungen von der LANXESS AG zu liefern sind, ist abhängig vom arithmetischen Durchschnitt der volumengewichteten täglichen Schlusskurse der LANXESS-Aktie im XETRA-System der Deutsche Börse AG innerhalb eines Zeitraums von 20 aufeinanderfolgenden Handelstagen, der am dritten Handelstag unmittelbar vor dem Pflichtwandlungstag (15. September 2007) bzw. im Falle der Ausübung des Wandlungsrechts, dem Tag der Ausübung des Wandlungsrechts, endet, gerundet auf den nächsten vollen Cent („Referenzaktienkurs"), und wird wie folgt berechnet: Ist der Referenzkurs geringer oder gleich dem arithmetischen Durchschnitt der volumengewichteten täglichen Schlusskurse der LANXESS-Aktie im XETRA-System der Deutsche Börse AG innerhalb der zehn ersten Handelstage der LANXESS-Aktie beginnend und einschließlich des Tags der Einführung, gerundet auf den nächsten vollen Cent („Anfangsaktienkurs"), ergibt sich das Wandlungsverhältnis aus der Division des Nominalbetrages einer Teilschuldverschreibung mit dem Anfangsaktienkurs. Wenn der Referenzaktienkurs größer oder gleich dem Anfangsaktienkurs multipliziert mit 1,15 („Wandlungspreis") ist, entspricht das Wandlungsverhältnis der Aktienzahl, die sich bei Division des Nennbetrags der Schuldverschreibung durch den Wandlungspreis ergibt. Wenn der Referenzaktienkurs weder geringer oder gleich dem Anfangsaktienkurs noch größer oder gleich dem Wandlungspreis ist, entspricht das

Wandlungsverhältnis der Aktienzahl, die sich bei Division des Nennbetrags durch den Referenzaktienkurs ergibt. Der Anfangsaktienkurs und der Wandlungspreis werden, sofern die LANXESS AG *nicht von anderen Möglichkeiten Gebrauch macht, im Falle bestimmter* Kapitalmaßnahmen durch die LANXESS AG angepasst.

Die Deutsche Bank Aktiengesellschaft und Morgan Stanley & Co. International Limited haben in einem gemeinsamen Schreiben vom 15. September 2004 bestätigt, dass der Zinssatz der Wandelschuldverschreibung und die in den Anleihebedingungen fixierte Wandlungsprämie im Wesentlichen denjenigen ähnlicher Instrumente im internationalen Kapitalmarkt entsprechen.

Die Bayer AG würde, sollte sie zum Zeitpunkt der Ausübung des Wandlungsrechts oder des Eintritts der Wandlungspflicht die Wandelschuldverschreibung in vollem Umfang oder teilweise halten, an der LANXESS AG beteiligt werden. Die Höhe der Beteiligung hängt maßgeblich davon ab, welchen Anteil die Bayer AG an der Wandelschuldverschreibung noch hält sowie wie der Anfangsaktienkurs sowie der Referenzaktienkurs der LANXESS-Aktie sein werden. Die Bayer AG hat in dem im Zusammenhang mit der Abspaltung erstellten Gemeinsamen Spaltungsbericht erklärt, dass sie im Falle einer Wandlung nicht beabsichtigt, die ihr dann zustehenden LANXESS-Aktien längerfristig zu halten.

Liefer- und Leistungsbeziehungen

Überblick

Zwischen LANXESS und dem Bayer-Konzern bestehen umfangreiche weltweite Geschäftsbeziehungen. Nach Schätzung der Gesellschaft wird der Bayer-Konzern im Jahr 2005 voraussichtlich Waren und sonstige Dienstleistungen im Wert von rund EUR 0,5 Mrd. an Gesellschaften des LANXESS-Konzerns liefern bzw. leisten. Nicht umfasst davon sind Serviceleistungen der Bayer Industry Services GmbH & Co. OHG (BIS) und deren Tochtergesellschaften. Von dieser Gesellschaft (inklusive Tochtergesellschaften) wird LANXESS im Jahr 2005 voraussichtlich Standortdienstleistungen in den Chemieparks im Wert von ca. EUR 0,5 Mrd. beziehen. Die Gesellschaft schätzt weiterhin, dass der Bayer-Konzern im Jahr 2005 voraussichtlich Waren und sonstige Dienstleistungen im Wert von ca. EUR 0,7 Mrd. von Gesellschaften des LANXESS-Konzerns beziehen wird. Der überwiegende Teil der Lieferungen bzw. Leistungen wird dabei an die Teilkonzerne Bayer MaterialScience und Bayer CropScience erfolgen.

In einer Reihe von Ländern, in denen LANXESS nicht durch eigene Auslandsgesellschaften vertreten ist, wird sein lokales Vertriebsgeschäft auch über Gesellschaften des Bayer-Konzerns abgewickelt. Die Gesellschaft erwartet, dass sich der so erzielte Umsatz im Jahr 2005 auf voraussichtlich EUR 0,7 Mrd. belaufen wird. Umgekehrt vertreiben auch Gesellschaften des LANXESS-Konzerns in einigen Ländern auf Basis von Handelsvertreter- und Eigenhändlerverträgen Produkte des Bayer-Konzerns. Die entsprechenden Umsätze haben jedoch einen untergeordneten Stellenwert.

Im Einzelnen stellen sich die wesentlichen Liefer- und Leistungsbeziehungen zwischen LANXESS und Bayer-Konzern wie folgt dar:

Rahmenverträge über Lieferungen und Leistungen

Die Grundlage für die überwiegende Zahl der Liefer- und Leistungsbeziehungen bilden Rahmenverträge zwischen der LANXESS GmbH auf der einen Seite und jeweils den Bayer-Gesellschaften Bayer MaterialScience AG, Leverkusen, Bayer CropScience AG, Monheim, Bayer HealthCare AG, Leverkusen, Bayer Industry Services GmbH & Co. OHG, Leverkusen, Bayer Technology Services GmbH, Leverkusen, und Bayer Business Services GmbH, Leverkusen, auf der anderen Seite.

Die Rahmenverträge sehen in der Regel — in unterschiedlichem Umfang — sog. Remanenzkostenregelungen (vielfach zeitlich gestaffelt) und Take-or-Pay-Regelungen vor. Danach hat der Auftraggeber dem Auftragnehmer im Falle einer Kündigung des Vertrags oder eines Leistungsbezugs, der unter einer vereinbarten Mindestmenge liegt, die fixen Kosten zu ersetzen, die bei einer Beendigung des Vertrags oder einer Minderabnahme durch den Auftraggeber nicht unmittelbar abgebaut oder verringert werden können. Außerdem enthalten die Rahmenverträge Regelungen zur Haftungsbegrenzung nach Schadenshöhe und Schadensart.

Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und den Gesellschaften des Teilkonzerns Bayer MaterialScience

Die Rahmenlieferverträge und der Rahmenvertrag über Leistungen zwischen der LANXESS GmbH und der Bayer MaterialScience AG sind auf unbestimmte Zeit geschlossen. Der Rahmenvertrag über Leistungen kann jährlich, der Rahmenvertrag über Lieferungen frühestens zum 31. Dezember 2009, gekündigt werden. Dies schließt eine kürzere Laufzeit der Bezüge von Lieferungen oder Leistungen im Einzelfall nicht aus.

Einzelvereinbarungen zum Rahmenliefervertrag der LANXESS GmbH mit der Bayer MaterialScience AG

Als Anlage zum Rahmenliefervertrag zwischen der LANXESS GmbH und der Bayer MaterialScience AG wurden der folgende Einzelvertrag sowie insbesondere auch Einzelverträge über 1, 6-Hexandiol, Phthalsäureanhydrid, Polybutylenterephthalat, Trimethylolpropan und über die Umarbeitung von Nitrobenzol zu Anilin abgeschlossen.

Adipinsäure

Die umsatzmäßig bedeutendste Einzelvereinbarung ist der Liefervertrag zwischen der LANXESS GmbH und der Bayer MaterialScience AG über Adipinsäure. Bayer MaterialScience ist danach verpflichtet, einen Großteil ihres Bedarfs an Adipinsäure als Vertragsmindestmenge von der LANXESS GmbH zu beziehen. Der Vertrag hat eine Laufzeit bis zum 31. Dezember 2009.

Rahmenliefervertrag zwischen der Bayer MaterialScience AG und der LANXESS GmbH

Auf Basis des Rahmenliefervertrags zwischen der Bayer MaterialScience AG und der LANXESS GmbH bestehen insbesondere wesentliche Einzelvereinbarungen über Lieferungen von Anilin, azeotrope Salpetersäure und Polycarbonat durch die Bayer MaterialScience AG an die LANXESS GmbH. Eine Einzelvereinbarung über die Lieferung von Formaldehyd mit einer 5-jährigen Laufzeit befindet sich noch in Verhandlung.

Verträge außerhalb der Rahmenverträge

Außerhalb der Rahmenverträge zwischen LANXESS GmbH und Bayer MaterialScience AG wurden unter anderem ein Liefervertrag über Produkte für die Leder-, Papier- und Textilindustrie sowie Lohnherstellungsverträge über Polybutylen- bzw. Polyethylenterephthalat-Compounds (Bayer MaterialScience für LANXESS) und Polycarbonat/ABS-Blends (LANXESS für Bayer MaterialScience) abgeschlossen. Ferner bestehen folgende wesentliche Verträge über Lieferungen und Leistungen:

ABS-Intermediates

Zwischen diversen LANXESS-Gesellschaften und bestimmten Gesellschaften des Teilkonzerns Bayer MaterialScience besteht ein Liefervertrag über ABS-Intermediates. Darin verpflichten sich die Bayer-Vertragsparteien, ABS-Pulver, ABS-Präcompound, Masse-ABS und SAN ausschließlich von den LANXESS-Vertragsparteien zu beziehen. Der Vertrag hat eine Mindestlaufzeit bis zum 31. Dezember 2007. Er sieht ein außerordentliches Kündigungsrecht für die Bayer-Vertragsparteien für den Fall vor, dass die Geschäftsaktivitäten von LANXESS, denen die Aktivitäten ABS-Intermediates zuzurechnen sind, auf eine dritte Partei außerhalb des LANXESS-Konzerns übertragen werden, die in direktem Wettbewerb zu den Bayer-Vertragsparteien steht.

Alphamin (1, 5-Naphthylendiamin)

Zum 1. Februar 2005 werden eine Einzel- und eine Zusatzvereinbarung zwischen der LANXESS GmbH und der Bayer MaterialScience AG in Kraft treten. Danach wird die Bayer MaterialScience AG verpflichtet sein, definierte Mindestmengen an Alphamin (1, 5-Naphthylendiamin), die einen großen Teil ihres Bedarfs ausmachen, von der LANXESS GmbH zu beziehen. Der Lieferpreis pro

Einheit errechnet sich nach einer Formel. Der Vertrag sieht eine verbindliche Mindestlaufzeit bis zum 31. Dezember 2015 sowie eine Remanenzkostenregelung vor. Zur Gewährleistung der Sicherheit der Versorgung der Bayer MaterialScience AG mit Alphamin (1, 5-Naphthylendiamin) wird diese berechtigt sein, das geistige Eigentum zur Alphaminherstellung bei Vertragsbeendigung oder Stilllegung der Anlagen zu erwerben. Im Falle des Verkaufs der Anlagen, des Alphamingeschäfts oder des diesbezüglichen geistigen Eigentums durch LANXESS, wird der Bayer MaterialScience AG ein Ankaufsrecht in Bezug auf den entsprechenden Verkaufsgegenstand eingeräumt. Diese Vereinbarungen werden die zwischen der LANXESS GmbH und der Bayer MaterialScience AG bestehende Grundsatzvereinbarung über die Lieferung von Alphamin (1, 5-Naphthylendiamin) ersetzen.

Elektrolyseprodukte (Chlor, Natronlauge, Wasserstoff und Salzsäure)

Durch Liefervertrag zwischen der Bayer MaterialScience AG und der LANXESS GmbH hat sich die Bayer MaterialScience AG verpflichtet, Chlor, Natronlauge, Wasserstoff und technisch destillierte Salzsäure in bestimmten Mindestmengen zu liefern. Im Gegenzug verpflichtet sich die LANXESS GmbH, die Bayer MaterialScience AG mit Salzsäure und Salzlösung in bestimmten Mindestmengen zu beliefern. Der Vertrag hat eine Laufzeit bis zum 31. Dezember 2009.

Lohnherstellung von Elektronikchemikalien

Zwischen der LANXESS GmbH und der H.C. Starck GmbH besteht ein Lohnherstellungsvertrag über bestimmte Elektronikchemikalien. Nach diesem Vertrag ist die H.C. Starck GmbH verpflichtet, einen über die Vertragslaufzeit abnehmenden Anteil ihres Gesamtbedarfs an einzelnen Produkten von der LANXESS GmbH zu beziehen. Der Vertrag hat eine Mindestlaufzeit bis zum 31. Dezember 2009. Bei Uneinigkeit über erforderliche Preisanpassungen kann der Vertrag auch vorzeitig gekündigt werden. In diesem Fall ist die H.C. Starck GmbH jedoch verpflichtet, der LANXESS GmbH entsprechende Remanenzkosten zu erstatten.

Lieferung und Durchleitung von Kohlenmonoxid

Der zwischen der Bayer AG und der Messer Griesheim GmbH bestehende Vertrag über die Lieferung von Kohlenmonoxid aus dem Jahre 1999, der eine Laufzeit von 15 Jahren hat, wurde im Rahmen der Ausgliederung der Arbeitsgebiete Chemie und Polymere der Bayer AG im Jahr 2002 in eigenständige Gesellschaften auf die Bayer MaterialScience AG übertragen. Die Bayer MaterialScience AG hat anschließend mit der Bayer Chemicals AG, einem Rechtsvorgänger der LANXESS GmbH, eine Einzelvereinbarung unter dem Rahmenvertrag zwischen beiden Parteien über die Lieferung und Durchleitung von Kohlenmonoxid am Standort Dormagen abgeschlossen. Entsprechend ihrer Mengenanteile übernimmt die Bayer Chemicals AG — und damit die LANXESS GmbH — die im Vertrag mit Messer Griesheim GmbH getroffenen Vereinbarungen und wird damit im Innenverhältnis wie ein Vertragspartner der Messer Griesheim GmbH gestellt.

Polychloroprene

Dieser Vertrag bezieht sich auf Polychloroprene in fester und wässriger Form. Danach liefert die LANXESS GmbH an die Bayer MaterialScience AG eine jährlich vertraglich festgelegte Mindestmenge an Polychloroprenen. Der Vertrag bindet die Parteien bis zum 31. Dezember 2009. Jede Partei hat ein Sonderkündigungsrecht, wenn die andere den Geschäftsbereich, dem die jeweiligen Vertragsprodukte zuzurechnen sind, auf einen Dritten außerhalb des LANXESS- oder Bayer-Konzerns überträgt und der jeweilige Erwerber ebenfalls im Bereich der Produktion bzw. des Verkaufs von Polychloropren tätig ist. Der Bayer MaterialScience AG steht ein Sonderkündigungsrecht gegen Remanenzkostenausgleich zu, sofern die Bayer MaterialScience AG im vorhergegangenen Kalenderjahr nicht in der Lage war, einen definierten Prozentsatz der vereinbarten Mindestmenge abzunehmen.

Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und den Gesellschaften des Teilkonzerns Bayer CropScience

Die noch in Verhandlung befindlichen Rahmenlieferverträge zwischen der LANXESS GmbH und der Bayer CropScience AG sollen auf unbestimmte Zeit abgeschlossen werden. Sie sehen Vertragsmindestmengen und Take-or-Pay-Regelungen vor. Die Verträge können frühestens zum 31. Dezember 2009 gekündigt werden. Dies schließt eine kürzere Laufzeit der Bezüge von Lieferungen im Einzelfall nicht aus. In Einzelfällen sind auch Remanenzkostenregelungen vorgesehen.

Einzelvereinbarungen zum Rahmenliefervertrag der LANXESS GmbH mit der Bayer CropScience AG

Auf Basis des vorgesehenen Rahmenliefervertrags zwischen der LANXESS GmbH und der Bayer CropScience AG sollen insbesondere folgende Einzelverträge über Lieferungen der LANXESS GmbH an die Gesellschaften des Teilkonzerns Bayer CropScience abgeschlossen werden: 1, 2-Propylendiamin, 3-Trifluormethylacetophenon, 3, 5-Dichlorphenylisocyanat und Benzylamin.

Verträge außerhalb der Rahmenverträge

Außerhalb der Rahmenverträge zwischen der LANXESS GmbH und der Bayer CropScience AG bestehen folgende wesentliche Verträge über Lieferungen und Leistungen:

Vertriebsvertrag über Wirkstoffe

Die Bayer CropScience AG und die LANXESS GmbH haben einen Vertriebsvertrag über chemische Substanzen zum Schutz von Materialien abgeschlossen. Darin gewährt die Bayer CropScience AG der LANXESS GmbH das exklusive Recht, definierte Produkte in eigenem Namen und auf eigene Rechnung zu vertreiben. Die LANXESS GmbH verpflichtet sich im Gegenzug, in definierten Anwendungsgebieten ausschließlich die von der Bayer CropScience AG bezogenen Produkte anzuwenden, vorausgesetzt, die Bayer CropScience AG kann für die jeweilige Anwendung ein adäquates Produkt anbieten. Die Bayer CropScience AG gewährt der LANXESS GmbH darüber hinaus das unentgeltliche Recht, bestimmte Marken der Bayer CropScience AG zum Vertrieb zu nutzen. Der Vertrag hat eine Mindestlaufzeit bis Ende des Jahres 2009. Sollte eine dritte Partei außerhalb des LANXESS-Konzerns, die im Wettbewerb mit der Bayer CropScience AG oder einer ihrer Tochtergesellschaften steht, die Kontrolle über die LANXESS GmbH oder deren Materialschutzgeschäft erlangen, so hat die Bayer CropScience AG ein Sonderkündigungsrecht.

Vertrag über die Erbringung von regulatorischen Dienstleistungen

Im Zusammenhang mit dem vorgenannten Vertriebsvertrag haben die Parteien einen Dienstleistungsvertrag abgeschlossen. Danach hat sich die Bayer CropScience AG gegenüber der LANXESS GmbH verpflichtet, dieser Zugang zu Daten und Registrierungen in Bezug auf bestimmte chemische Substanzen zum Schutz von Materialien zu Zwecken des Marketings dieser Produkte zu gewähren und entsprechende Dienstleistungen zu erbringen. Die LANXESS GmbH ist im Gegenzug ebenfalls verpflichtet, Zugang zu ihren entsprechenden Daten und Registrierungen zu gewähren, sollte die Bayer CropScience AG diese für Anwendungsgebiete benötigen, die außerhalb der definierten Materialschutzanwendungen liegen. Der Vertrag gilt solange wie der vorgenannte Vertriebsvertrag.

Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und den Gesellschaften des Teilkonzerns Bayer HealthCare

Zwischen der LANXESS GmbH und der Bayer HealthCare AG soll ein Rahmenvertrag über Lieferungen der LANXESS GmbH an die Bayer HealthCare AG abgeschlossen werden. Der Vertrag wird eine Mindestlaufzeit bis zum 31. Dezember 2009 vorsehen.

Die LANXESS GmbH und die Bayer HealthCare AG haben folgende Einzelvereinbarungen, die unter den Rahmenvertrag fallen sollen, abgeschlossen:

Moxifloxacin

Die LANXESS GmbH und die Bayer HealthCare AG haben einen Liefervertrag über Moxifloxacin abgeschlossen. Danach ist die LANXESS GmbH im Jahr 2005 zur Lieferung von Moxifloxacin verpflichtet. Die Bayer HealthCare AG hat sich im Gegenzug verpflichtet, eine bestimmte Menge des Produkts zu einem festen Preis pro Einheit abzunehmen. Der Vertrag hat eine feste Laufzeit bis zum 31. Dezember 2005.

Vereinbarung über Remanenzkosten

Im Rahmen der Verlagerung der Moxifloxacin-Produktion von der LANXESS GmbH auf die Bayer HealthCare AG hat sich diese zur Zahlung bestimmter vertraglich festgelegter Remanenzkosten verpflichtet.

Pyrrolopiperidin und Trifluorchinoloncarbonsäure

Die LANXESS GmbH und die Bayer HealthCare AG haben Verträge über die Lieferung von Pyrrolopiperidin und Trifluorchinoloncarbonsäure, Vorstufen des Wirkstoffs Moxifloxacin, abgeschlossen. Die Bayer HealthCare AG ist dabei verpflichtet, jährlich bestimmte Mindestmengen der Produkte von der LANXESS GmbH abzunehmen. Die Parteien haben mengengestaffelte und indexierte Lieferpreise vereinbart. Die Verträge haben eine feste Laufzeit bis zum 31. Dezember 2008.

Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und der Bayer Industry Services GmbH & Co. OHG sowie ihren Tochtergesellschaften

LANXESS und der Bayer-Konzern nutzen gemeinsam die Chemieparks an den Standorten Leverkusen, Dormagen, Krefeld-Uerdingen und Brunsbüttel. Dieser wird von der Bayer Industry Services GmbH & Co. OHG („BIS"), an der die LANXESS GmbH 40 % der Anteile hält, betrieben (siehe zur Beteiligung der LANXESS GmbH an der BIS „— *Beteiligung der LANXESS GmbH an der Bayer Industry Services GmbH & Co. OHG*").

Die LANXESS GmbH und die BIS haben einen Rahmenvertrag abgeschlossen. Dieser regelt die Erbringung der Pflicht- und Wahlleistungen laut Rahmenvertrag. Die Pflichtleistungen setzen sich aus Infrastrukturdienstleistungen wie beispielsweise Basis-Infrastruktur des Chemieparks, Elektrizitätsnetze, Rohrleitungssysteme, Eisenbahnwerksnetze, Hafenstrukturen, Kläranlage, Werkssicherheit und aus sonstigen Pflichtleistungen zusammen. Der Vertrag gilt solange, wie die Standortvereinbarung für den Chemiepark besteht. Jede Partei hat grundsätzlich das Recht, einzelne oder alle unter dem Rahmenvertrag abgeschlossenen Einzelvereinbarungen über Wahlleistungen ganz oder teilweise regelmäßig zu kündigen, frühestens jedoch zum 31. Dezember 2006.

Die BIS und die LANXESS GmbH werden neben der nachstehend bereits abgeschlossenen Einzelvereinbarungen über die Lieferung von Energiedienstleistungen insbesondere Vereinbarungen über Umweltdienste, Technische Dienste, Infrastrukturdienste, Sicherheit/Umweltschutz/ Genehmigungen/Analytik und Werkssicherheit unter dem vorgenannten Rahmenvertrag abschließen.

Energiedienstleistungen

Die BIS und die LANXESS GmbH haben eine Vereinbarung zur Lieferung von Dampf, Strom, Druckluft, Kälte, Erdgas, Betriebswasser, Stickstoff und Sauerstoff an den Chemiepark-Standorten Leverkusen, Dormagen und Krefeld-Uerdingen abgeschlossen. Der Vertrag hat eine Laufzeit von fünf Jahren und eine Option auf eine Verlängerung.

Vertrag über Logistikdienstleistungen zwischen der Chemion GmbH und der LANXESS GmbH

Die Chemion GmbH, eine 100 %ige Tochter der Bayer Industry Services GmbH & Co. OHG, bietet der LANXESS GmbH logistische Dienstleistungen an. Hierzu gehören auch Dienstleistungen im Tanklagerbereich. Ein entsprechender Vertrag befindet sich in Verhandlung. Schwerpunktmäßig sind Logistikleistungen an den Niederrheinstandorten betroffen.

Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und der Bayer Technology Services GmbH

Unter einem Rahmenvertrag über Lieferungen und Leistungen erbringt die Bayer Technology Services GmbH auf Basis einer Reihe von Einzelvereinbarungen ingenieurtechnische und verfahrenstechnische Dienstleistungen gegenüber der LANXESS GmbH, z.B. in den Bereichen Prozesstechnologie, Werkstofftechnik, Logistik, Planung und Bau von Anlagen und Prozessanalysetechnik. Die LANXESS GmbH ist dabei verpflichtet, vertraglich festgelegte Mindestmengen an Lieferungen bzw. Leistungen zu beziehen. Werden die Mindestmengen unterschritten, so ist die LANXESS GmbH zur Leistung einer Entschädigung verpflichtet. Der Vertrag hat eine Mindestlaufzeit bis zum 31. Dezember 2008. Sollte die LANXESS GmbH den Rahmenvertrag ordentlich kündigen oder sollte die LANXESS GmbH ab dem Jahr 2009 die für das Jahr 2008 vorgesehene Mindestbezugsmenge unterschreiten, so hat sie die mit der Kündigung bzw. Minderabnahme verbundenen remanenten Kosten der Bayer Technology Services GmbH zu tragen.

Liefer- und Leistungsbeziehungen zwischen der LANXESS GmbH und der Bayer Business Services GmbH

Auf Basis eines Rahmenvertrags zwischen der Bayer Business Services GmbH und der LANXESS GmbH erbringt die Bayer Business Services GmbH Leistungen in den Bereichen Informationstechnologie, Personalverwaltung und Beratung gegenüber der LANXESS GmbH und der LANXESS AG. Art und Umfang der Leistungen sind in Einzelverträgen spezifiziert. Der Rahmenvertrag sieht vor, dass die LANXESS GmbH im Falle einer vorzeitigen Beendigung des Vertrags remanente Kosten zu tragen hat. Der Rahmenvertrag hat eine Mindestlaufzeit bis zum 31. Dezember 2010.

Durch Einzelvertrag zum vorstehenden Rahmenvertrag hat sich die Bayer Business Services GmbH verpflichtet, Leistungen in Bezug auf SAP Applikationen zu erbringen. Die Leistungen umfassen sowohl die SAP Softwarepflege als auch Hardwaredienstleistungen. Der Vertrag hat eine Laufzeit bis zum 31. Dezember 2010. Der Vertrag kann nach drei Jahren Mindestlaufzeit unter Berücksichtigung von Remanenzkostenzahlungen ganz oder teilweise gekündigt werden.

Weitere wesentliche Einzelvereinbarungen betreffen Leistungen zu IT-Operations (z.B. Netze) und Personalsysteme.

Liefer- und Leistungsbeziehungen zwischen der LANXESS N.V. und der Bayer Antwerpen N.V.

Die LANXESS N.V., die Bayer Antwerpen N.V. und die Bayer International Comm.V. bilden eine sog. „Technische Betriebseinheit" nach belgischem Recht bis zum 31. Dezember 2008. Zwischen der LANXESS N.V. und der Bayer Antwerpen N.V. wurde ein Rahmenvertrag mit unbegrenzter Laufzeit abgeschlossen, der die gegenseitigen Dienstleistungen der Vertragspartner am Standort regelt. Unter diesen Rahmenvertrag fallen mehr als 50 Dienstleistungsverträge mit einem Gesamtvolumen von mehr als EUR 50 Mio. Die meisten Verträge laufen, entsprechend der Technischen Betriebseinheit, bis Ende 2008. Der größte Einzelvertrag betrifft die Lieferung von Energien, vor allem Dampf, von LANXESS an den Bayer-Konzern, der eine Laufzeit bis Februar 2015 hat.

Liefer- und Leistungsbeziehungen zwischen der LANXESS Corporation und der Bayer MaterialScience LLC bzw. der Bayer Corporate and Business Services LLC

Zwischen der Bayer MaterialScience LLC (BMS LLC) und der LANXESS Corporation besteht ein Rahmenvertrag über bestimmte produktionsrelevante Dienstleistungen an ehemals gemeinsamen Standorten. Der Rahmenvertrag regelt unter anderem die kommerziellen und technischen Parameter der Leistungen, Schadenersatz und Haftung.

Die wesentlichen Einzelvereinbarungen („term sheets") betreffen:

- Dienstleistungen der BMS LLC zur Herstellung von Maleinsäureanhydrid für die LANXESS Corporation am Bayer MaterialScience-Standort Baytown/Texas, USA. Die Vereinbarung hat eine Laufzeit bis zum 2. Januar 2013.
- Den Verkauf von überschüssigem Dampf aus der Produktion von Maleinsäureanhydrid an die BMS LLC.
- Dienstleistungen der BMS LLC zur Herstellung von Eisenoxid-Pigmenten für die LANXESS Corporation am Bayer MaterialScience-Standort New Martinsville/West Virginia, USA. Die Vereinbarung hat eine Laufzeit bis zum 30. Juni 2007.

Die LANXESS Corporation und die BMS LLC bzw. Bayer Corporate und Business Services LLC (BCBS) haben ferner Rahmenverträge über bestimmte Verwaltungs-, Labor- und Lager-Dienstleistungen abgeschlossen, die die BMS LLC bzw. die BCBS für die LANXESS Corporation, in erster Linie für den Standort Pittsburgh/Pennsylvania, USA, erbringen. Von den zahlreichen Einzelvereinbarungen („term sheets") haben die über Informationssysteme die größte Bedeutung. Sie haben je nach Leistung Laufzeiten von ein bis sechs Jahren.

Lieferung von Styrol

Die Bayer MaterialScience LLC und die LANXESS Corporation haben einen Liefervertrag über Styrol abgeschlossen. Durch diesen verpflichtet sich die LANXESS Corporation, von der Bayer MaterialScience LLC vertraglich festgelegte Mindestmengen an Styrol zu beziehen. Der Vertrag hat eine Mindestlaufzeit bis zum 31. Dezember 2005.

Agenturverträge zwischen der LANXESS GmbH und den Gesellschaften des Bayer-Konzerns

In einer Reihe von Ländern, in denen LANXESS nicht durch eigene Auslandsgesellschaften vertreten ist, wickelt der Konzern sein lokales Vertriebsgeschäft auch über Gesellschaften des Bayer-Konzerns (sog. Agenturgesellschaften) ab. Die Agenturgesellschaften fungieren dabei vornehmlich als Handelsvertreter. Daneben vertreiben einige Agenturgesellschaften eine Reihe von LANXESS-Produkten auch als Eigenhändler. Die Gesellschaft erwartet, dass der über die Agenturgesellschaften abgewickelte Umsatz im Geschäftsjahr 2005 ca. EUR 0,7 Mrd. betragen wird.

Die weitgehend gleichlautenden Verträge mit den Agenturgesellschaften sehen Vertriebsrechte in den jeweiligen Regionen vor. Soweit Lieferungen durch Vermittlung der Agenturgesellschaften zustande kommen, erhält die jeweilige Agenturgesellschaft eine Provision. LANXESS ist weiterhin zu Direktlieferungen an Kunden berechtigt. Im Falle solcher Lieferungen wird jedoch ebenfalls eine Provision gegenüber der betreffenden Agenturgesellschaft fällig. Die Verträge sind auf unbestimmte Zeit geschlossen. Sie können zum 30. September 2005 sowie danach zum Ende eines jeden Kalenderjahres gekündigt werden. Für LANXESS besteht die Möglichkeit, die Verträge auch für bestimmte Produkte oder Produktgruppen zu kündigen. Die Verträge sehen ein außerordentliches Kündigungsrecht für den Fall vor, dass mehr als die Hälfte der Anteile einer Partei auf einen Dritten außerhalb des LANXESS- oder Bayer-Konzerns übertragen werden. Den Agenturgesellschaften stehen grundsätzlich im Falle einer Beendigung der Verträge nachvertragliche Entschädigungsansprüche zu. Die Höhe dieser Ansprüche bemisst sich grundsätzlich nach der durchschnittlich erzielten Jahressumme an Provisionen sowie des durchschnittlich erzielten Jahresgewinns aus dem Eigenhändlergeschäft. Im Falle einer Beendigung im ersten Jahr der Laufzeit des jeweiligen Vertrags steht der Agenturgesellschaft alternativ die Möglichkeit einer Entschädigung auf Basis fixierter Remanenzkosten offen.

Auch die Gesellschaften des LANXESS-Konzerns vertreiben auf Basis von Handelsvertreter- und Eigenhändlerverträgen in geringem Umfang Produkte des Bayer-Konzerns. So besitzt LANXESS die Alleinvertriebsrechte für bestimmte Materialschutzprodukte des Teilkonzerns Bayer CropScience.

Steuerliche Zusatzvereinbarung zwischen der LANXESS GmbH und der Bayer AG

Am 14. Oktober 2004 haben die LANXESS GmbH und die Bayer AG eine steuerliche Zusatzvereinbarung abgeschlossen. Diese regelt die Aufteilung bestimmter ertragsteuerlicher Mehrbelastungen, die aus den Maßnahmen zur Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH resultieren können. Ergeben sich danach aufgrund von der Finanzverwaltung in der Betriebsprüfung geänderter Wertansätze in der steuerlichen Übernahmebilanz der LANXESS GmbH künftig höhere Ertragsteuerbelastungen hinsichtlich des auf die LANXESS GmbH übergegangenen Umlaufvermögens, so wird der Barwert dieser Belastungen unter bestimmten Voraussetzungen zwischen der Bayer AG und der LANXESS GmbH hälftig aufgeteilt. Minderbelastungen bei anderen Bilanzpositionen werden pauschaliert berücksichtigt (siehe dazu „*Risikofaktoren — Risiken im Zusammenhang mit der Abspaltung und der strategischen Neuausrichtung von LANXESS — Steuerliche Konsequenzen im Zusammenhang mit der Abspaltung sowie den hierzu durchgeführten vorbereitenden Maßnahmen*").

Vereinbarungen zu gewerblichen Schutzrechten

Im Zuge der Abspaltung wurden die Rechtsbeziehungen zwischen dem Bayer-Konzern und LANXESS bezüglich gewerblicher Schutzrechte neu geordnet.

Neben anderen Gegenständen des Aktiv- und Passivvermögens wurden Rechte (einschließlich Nutzungsrechte und Anwartschaften) an in- und ausländischen Patenten, Gebrauchsmustern, Marken, Domains, Copyrights und Geschmacksmustern und Anmeldungen von solchen Rechten, soweit sie die abgespaltenen Geschäftsaktivitäten betrafen, im Wege der Abspaltung von der Bayer Chemicals AG und der Bayer MaterialScience AG auf die LANXESS GmbH übertragen (siehe dazu „*Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS — Erster Schritt — Zusammenfassung des überwiegenden Teils der Chemie- und von Teilen der Polymeraktivitäten*").

Durch Verträge vom 10. September 2004 hat die Bayer AG der LANXESS GmbH weiterhin das Recht eingeräumt, die Übertragung und Umschreibung solcher gewerblicher Schutzrechte (Patente, Gebrauchsmuster, Geschmacksmuster, Marken und Domains) zu verlangen, die den von der Bayer Chemicals AG und der Bayer MaterialScience AG auf die LANXESS GmbH übertragenen Geschäftsaktivitäten ausschließlich oder schwerpunktmäßig zuzurechnen waren.

Daneben wurden zwischen der Bayer AG und der Bayer MaterialScience AG auf der einen Seite und der LANXESS GmbH auf der anderen Seite unter dem gleichen Datum verschiedene Lizenzverträge für bestimmte Schutzrechte abgeschlossen. Die Rechtsbeziehungen zwischen dem Bayer-Konzern und LANXESS stellen sich danach wie folgt dar:

Patente, Gebrauchs- und Geschmacksmuster

Die LANXESS GmbH ist berechtigt, innerhalb von fünf Jahren nach Wirksamwerden der Abspaltung von der Bayer AG die Übertragung und Umschreibung solcher Schutzrechte (Patente, Gebrauchsmuster und Geschmacksmuster) zu verlangen, die den LANXESS-Geschäftsaktivitäten ausschließlich oder schwerpunktmäßig zuzuordnen sind. Bereits vorher ist LANXESS zur Nutzung dieser Schutzrechte berechtigt.

Der LANXESS GmbH steht gegenüber der Bayer AG und der Bayer MaterialScience AG, jeweils beschränkt auf die Geschäftsaktivitäten der LANXESS GmbH, ein zum Teil ausschließliches, zum Teil einfaches, Nutzungsrecht an bestimmten Patenten zu, die wegen ihrer schwerpunktmäßigen Zuordnung zu den verbleibenden Geschäftsaktivitäten der Bayer MaterialScience AG nicht auf die LANXESS GmbH übertragen wurden, gleichwohl aber auch von dieser genutzt werden. Im Gegenzug hat die LANXESS GmbH der Bayer MaterialScience AG, beschränkt auf die Geschäftsaktivitäten der Bayer MaterialScience AG, ein zum Teil ausschließliches, zum Teil einfaches

Nutzungsrecht an bestimmten Patenten eingeräumt, die wegen ihrer schwerpunktmäßigen Zuordnung zu den entsprechenden Geschäftsaktivitäten auf die LANXESS GmbH übertragen wurden, jedoch auch von der Bayer MaterialScience AG genutzt werden.

Durch den Abspaltungs- und Übernahmevertrag zwischen der Bayer Chemicals AG und der LANXESS GmbH erhielt die LANXESS GmbH ein auf die von der Bayer Chemicals AG übertragenen Chemieaktivitäten beschränktes, ausschließliches, unentgeltliches und übertragbares Nutzungsrecht an solchen in- und ausländischen Schutzrechten (Patente und Gebrauchsmuster), die zwar auch die von der Bayer Chemicals AG übertragenen Chemieaktivitäten betreffen, aber schwerpunktmäßig einem anderen Arbeitsgebiet des Bayer-Konzerns zuzuordnen sind.

Schließlich haben die Bayer AG und die Bayer MaterialScience AG auf der einen Seite und die LANXESS GmbH auf der anderen Seite einen Optionsvertrag geschlossen, in dem sich die Parteien verpflichten, unter bestimmten Voraussetzungen in Verhandlungen über die Gewährung einfacher Lizenzen an Patenten einzutreten. Die Ausübung dieser Lizenzen ist auf die jeweiligen Geschäftsaktivitäten des Lizenznehmers beschränkt.

Marken und Domains

Die Bayer AG hat der LANXESS GmbH sowie ihren verbundenen Unternehmen (§ 15 AktG) eine einfache, weltweite, unentgeltliche und unübertragbare Lizenz eingeräumt, sämtliche Marken bzw. Markenanmeldungen der Wortmarke „Bayer" sowie Marken mit dem Bestandteil „Bayer" bzw. dem „Bayer-Kreuz" für die Dauer von einem Jahr ab Wirksamwerden der Abspaltung beschränkt auf die Chemie- und Polymeraktivitäten, die vom Bayer-Konzern auf die LANXESS GmbH übertragen wurden, zur Kennzeichnung der von der LANXESS GmbH bzw. ihren verbundenen Unternehmen (§ 15 AktG) hergestellten bzw. vertriebenen Produkten und erbrachten Dienstleistungen sowie zur Kennzeichnung ihrer Firmen zu nutzen. Nach Ablauf dieser Frist dürfen schon hergestellte Produkte für weitere zwei Jahre unter den jeweiligen Marken vertrieben werden. Domains, die den Bestandteil „Bayer" enthalten, werden während einer Übergangszeit aufrecht erhalten.

Bestimmte Marken bzw. Markenanmeldungen, die den Bestandteil „Bay" enthalten, wurden von der Bayer AG an die LANXESS GmbH und ihre verbundenen Unternehmen (§ 15 AktG) exklusiv, unentgeltlich und zeitlich unbegrenzt für die Chemie- und Polymeraktivitäten, die vom Bayer-Konzern auf die LANXESS GmbH übertragen wurden, lizenziert.

In Bezug auf sonstige Marken bzw. Markenanmeldungen und Domains, die weder die Wortmarke „Bayer" noch den Bestandteil „Bayer", „Bayer-Kreuz" oder „Bay" enthalten und ausschließlich den Geschäftsaktivitäten von LANXESS zuzurechnen sind, ist die LANXESS GmbH berechtigt, innerhalb von fünf Jahren nach Wirksamwerden der Abspaltung die Übertragung und Umschreibung auf sich oder einen von ihr zu benennenden Dritten zu verlangen. Bereits vorher ist die LANXESS GmbH zur Nutzung der Schutzrechte berechtigt.

Grundstückskaufvertrag zwischen der LANXESS GmbH und der Bayer AG

Mit notariell beurkundetem Grundstückskaufvertrag vom 30. Dezember 2004 zwischen der Bayer AG und der LANXESS GmbH hat die Bayer AG aus ihrem Grundbesitz an den Chemiepark-Standorten in Leverkusen, Dormagen, Krefeld-Uerdingen und Brunsbüttel noch nicht vermessene Teilflächen an die LANXESS GmbH verkauft. Der Grundstückskaufvertrag wird mit Ablauf des Kalendertages, der der Eintragung der Abspaltung zwischen der Bayer AG und der LANXESS AG in das Handelsregister der Bayer AG folgt, voraussichtlich am 29. Januar 2005, wirksam. Bei den verkauften Teilflächen handelt es sich um den ganz überwiegenden Teil der von der LANXESS GmbH bislang an den vorgenannten Standorten genutzten Flächen. Der Verkauf der Grundstücke erfolgt jeweils mit allen mit ihnen verbundenen Rechten und wesentlichen Bestandteilen. Mitverkauft werden ferner grundsätzlich sämtliche zur jeweiligen Teilfläche gehörenden Zubehörstücke sowie sämtliche zu den Teilflächen und Gebäuden gehörenden Betriebsvorrichtungen, soweit diese im Eigentum der Bayer AG sind. Betriebsvorrichtungen, die nicht wesentliche Bestandteile sind, und Zubehörstücke werden jedoch nicht mitverkauft, soweit sie wirtschaftliches Eigentum der Bayer HealthCare AG, der Bayer Chemicals AG, der Bayer MaterialScience AG, der Bayer CropScience AG, der Bayer Industry Services GmbH & Co. OHG, der Bayer Business Services GmbH oder der Bayer Technologies GmbH sind, es sei denn, sie sollten nach den im September 2004 abgeschlossenen Abspaltungsverträgen zwischen der Bayer Chemicals AG und der LANXESS GmbH sowie zwischen der Bayer MaterialScience AG und der LANXESS GmbH auf die LANXESS GmbH übergehen. Der Verkauf der Grundstücke erfolgt ohne Haftung der Bayer AG für Größe, Güte und Beschaffenheit der Grundstücke, insbesondere haftet die Bayer AG nicht für sichtbare oder unsichtbare Sachmängel. Der Netto-Kaufpreis beträgt für den Grundbesitz einschließlich der darauf befindlichen Gebäude sowie der mitverkauften Zubehörstücke und Betriebsvorrichtungen insgesamt EUR 256 Mio. Der Kaufpreis wurde auf Basis von Wertgutachten ermittelt und ist ein Festpreis, insbesondere ist er unabhängig von dem zukünftigen Vermessungsergebnis der einzelnen Teilflächen. Besitz, Nutzungen, Gefahr und Lasten sowie allgemeine Verkehrssicherungspflichten hinsichtlich des verkauften Grundbesitzes gehen mit Wirksamkeit des Grundstückskaufvertrags auf die LANXESS GmbH über. Der dingliche Vollzug des Grundstückskaufvertrags wird vorgenommen werden, sobald die grundbuchrechtlichen Voraussetzungen hierfür geschaffen worden sind, insbesondere die Vermessungen der Teilflächen erfolgt sind. Für den Fall, dass die grundbuchrechtlichen Voraussetzungen für den dinglichen Vollzug aus rechtlichen Gründen nicht oder nicht vollständig erfüllt werden können, haben die Bayer AG und die LANXESS GmbH vereinbart, eine dem Eigentumsübergang im wirtschaftlichen Ergebnis möglichst nahekommende Ersatzlösung zu treffen. Nach dem Grundstückskaufvertrag betrachten es die LANXESS GmbH und die Bayer AG als angemessene Ersatzlösung, wenn anstelle der nicht möglichen Eigentumsübertragung zugunsten der LANXESS GmbH Dienstbarkeiten an dem verkauften Grundbesitz bestellt werden, nach denen die LANXESS GmbH die Grundstücke unter Ausschluss der Bayer AG für ihre betrieblichen Zwecke nutzen kann. Der Kaufpreis wäre in diesem Fall nach einem festgelegten Verfahren zu mindern. Rücktrittsrechte und Schadensersatzpflichten sind insoweit ausgeschlossen.

Standortvereinbarung zwischen der LANXESS GmbH, der Bayer Industry Services GmbH & Co. OHG und der Bayer AG

Die LANXESS GmbH hat am 30. Dezember 2004 mit der Bayer AG und der Bayer Industry Services GmbH & Co. OHG („BIS") eine sog. Standortvereinbarung für den Chemiepark an den Standorten Leverkusen, Dormagen, Krefeld-Uerdingen und Brunsbüttel abgeschlossen, die zugleich mit dem Grundstückskaufvertrag, d.h. mit Ablauf des Kalendertages, der der Eintragung der Abspaltung in das Handelsregister der Bayer AG folgt, wirksam wird. Partei der Standortvereinbarung ist auch die LANXESS AG, allerdings nur insoweit, als sie für die Erfüllung der Pflichten der LANXESS GmbH aus der Standortvereinbarung einsteht.

Die Standortvereinbarung regelt u.a. die künftige Nutzung der Flächen des Chemieparks sowie der auf diesen befindlichen Gebäude, Anlagen, Infrastruktur- und sonstigen Einrichtungen. In diesem Zusammenhang statuiert die Standortvereinbarung Betreiberpflichten und trifft Regelungen zum Umweltschutz, zur Anlagensicherheit und zur Gefahrenabwehr. Daneben räumen sich die Vertragsparteien in der Standortvereinbarung einen gegenseitigen Bestandsschutz hinsichtlich ihrer bisherigen Nutzungen ein. Danach hat jede Vertragspartei das Recht, die von ihr oder mit ihr verbundenen Unternehmen bislang im Chemiepark betriebenen Geschäftsaktivitäten fortzuführen sowie die Nutzung von Flächen, Gebäuden, Anlagen und Einrichtungen im bisherigen Umfang auf eigenen wie auf Grundstücken der anderen Vertragsparteien auch in der Zukunft fortzusetzen. Soweit die Bayer AG oder die LANXESS GmbH die Nutzung von Flächen, Gebäuden, Anlagen und Einrichtungen auf den Grundstücken der jeweils anderen Vertragspartei aufgeben, trifft sie grundsätzlich eine Verpflichtung zum Abriss und zur Entfernung der von ihnen jeweils genutzten Gebäude, Anlagen und Einrichtungen. Die BIS trifft die Pflicht zum Abriss und zur Entfernung von Gebäuden, Anlagen und Einrichtungen, die sich auf bestimmten Grundstücken der Bayer AG befinden.

Ferner enthält die Standortvereinbarung Regelungen zu zukünftigen Vorhaben an den Standorten. So sind künftige Bauvorhaben, Anlagenerrichtungen und Nutzungsänderungen zwischen den Vertragsparteien in einem bestimmten Verfahren abzustimmen mit dem Ziel, wesentliche Beeinträchtigungen der Interessen der übrigen Vertragsparteien als Standortnutzer durch das jeweilige Vorhaben zu verhindern und den Bestand und die geordnete Weiterentwicklung des Chemieparks in der Zukunft zu ermöglichen.

Ferner regelt die Standortvereinbarung die zukünftige Rolle und die Aufgaben der BIS als sog. Chemiepark-Betreiberin und bestimmt in diesem Zusammenhang deren Rechte und Pflichten. Die Gesellschaften des Bayer- und LANXESS-Konzerns haben nach der Standortvereinbarung künftig bestimmte Leistungen von der BIS in ihrer Eigenschaft als Chemiepark-Betreiberin abzunehmen (sog. Pflichtleistungen). Hierzu gehören im Wesentlichen Infrastrukturdienstleistungen, z.B. Basis-Infrastruktur des Chemieparks, Elektrizitätsnetze, Rohrbrücken- und Rohrnetze, Eisenbahn- und Hafeninfrastruktur, Übernahme und Entsorgung von Abwasser sowie Werkssicherheit und Chemieparkdokumentation.

Beteiligung der LANXESS GmbH an der Bayer Industry Services GmbH & Co. OHG

Die LANXESS GmbH ist mit wirtschaftlicher Wirkung seit dem 1. Juli 2004 zu 40 % an der Bayer Industry Services GmbH & Co. OHG („BIS") beteiligt, die wiederum sämtliche Anteile an der über einen Gewinnabführungsvertrag verbundenen Chemion GmbH hält. Die übrigen Anteile in Höhe von 60 % werden von der Bayer AG gehalten. An der Bayer Industry Services Geschäftsführungs-GmbH, die als Geschäftsführungsgesellschaft die Geschäfte der BIS führt, hält die LANXESS GmbH keine Anteile.

Im Zusammenhang mit der Beteiligung der LANXESS GmbH an der BIS haben die Bayer AG, die Bayer Industry Services Geschäftsführungs-GmbH und die LANXESS GmbH am 17. September 2004 einen Aufnahmevertrag und eine Gesellschaftervereinbarung abgeschlossen.

Zusätzlich haben die Bayer AG und die LANXESS GmbH am 17. September 2004 eine Gesellschaftervereinbarung abgeschlossen. Auf Basis dieser Vereinbarung ist die LANXESS GmbH gegenüber der Bayer AG berechtigt, einen Geschäftsführer der Bayer Industry Services Geschäftsführungs-GmbH zu stellen sowie zwei Mitglieder in den Aufsichtsrat dieser Gesellschaft zu entsenden. Weiterhin haben die Parteien vereinbart, dass die LANXESS GmbH und die mit ihr verbundenen Unternehmen (§ 15 AktG) von der BIS die Leistungen zu Konditionen erhalten sollen, die jeweils nicht ungünstiger sind, als diejenigen, zu denen die BIS diese Leistungen an die Bayer AG oder an von dieser mehrheitlich unmittelbar oder mittelbar gehaltene Beteiligungen erbringt.

Auf Basis des Gesellschaftsvertrags der BIS stehen der LANXESS GmbH bestimmte Zustimmungs-, Kontroll- und Informationsrechte zu, die es ihr ermöglichen, als Minderheitsgesellschafterin Einfluss auf die Geschäftsführung der BIS auszuüben. So können u.a. bestimmte wesentliche in einem Katalog festgelegte Geschäfte von der BIS nur mit Zustimmung der LANXESS GmbH vorgenommen werden. Weiterhin sieht der Gesellschaftsvertrag ein Wettbewerbsverbot für die LANXESS GmbH vor. Danach dürfen die LANXESS GmbH sowie die mit ihr verbundenen Unternehmen (§ 15 AktG) auf dem Gebiet der Chemiepark-Standorte in Leverkusen, Dormagen, Krefeld-Uerdingen und Brunsbüttel weder selbst noch durch andere in den Geschäftsfeldern der BIS tätig werden. Ausgenommen hiervon sind im Wesentlichen bestimmte Geschäfte zur Eigenbedarfsdeckung (insbesondere Energieversorgung und -beschaffung, Wasserversorgung sowie Abluft- und Abfallentsorgung, Instandhaltungsmaßnahmen und Ausbildungsleistungen), Geschäfte, die am 1. Juli 2004 von der LANXESS GmbH oder ihren verbundenen Unternehmen (§ 15 AktG) betrieben wurden in dem zu diesem Zeitpunkt bestehenden Umfang, sowie die Vermietung, Verpachtung und Vermarktung der LANXESS-Grundstücke im Chemiepark.

Weitere Vereinbarungen

Weiterhin werden insbesondere folgende wesentliche Vereinbarungen zwischen LANXESS und Bayer derzeit verhandelt bzw. wurden bereits abgeschlossen:

Zwischen der LANXESS (Pty) Ltd., Südafrika, der Bayer (Pty) Ltd., Südafrika, und der Bayer Mining Holdings (Pty) Ltd., Südafrika, soll zur Regelung der Rechte der LANXESS (Pty) Ltd. und der Bayer (Pty) Ltd. als Gesellschafter der Bayer Mining Holdings (Pty) Ltd. eine Gesellschaftervereinbarung (sog. „Shareholder Agreement") abgeschlossen werden.

Ende 2004 haben LANXESS und der Bayer-Konzern eine Verlängerung der Zahlungsziele für ausgewählte Lieferungen und Leistungen des Bayer-Konzerns an LANXESS im Volumen von ca. EUR 130 Mio., rollierend bis zum dritten Quartal des Geschäftsjahres 2006, vereinbart.

Die Vorstände der LANXESS AG und der Bayer AG haben sich darauf verständigt, das auf LANXESS im Geschäftsjahr 2004 entfallende Sponsoringvolumen in Höhe von EUR 4,9 Mio. in den kommenden drei Jahren in reduziertem Umfang — 75 % im Geschäftsjahr 2005, 50 % im Geschäftsjahr 2006 und 25 % im Geschäftsjahr 2007 — fortzuführen. Hierzu wird derzeit ein Kooperationsvertrag vorbereitet. Darüber hinaus hat der LANXESS-Vorstand seine Absicht erklärt, auf dem Gebiet der Spendenfinanzierung der im gemeinnützigen Bereich tätigen Werksvereine das auf LANXESS entfallende Spendenvolumen im Geschäftsjahr 2004 in Höhe von EUR 5 Mio. in den Jahren 2005 bis 2007 analog zu der für das Sponsoring geltenden Reduzierung fortzusetzen.

Derzeit werden Verhandlungen über Portfoliobereinigungen in geringem Umfang zwischen der RheinChemie GmbH und der Bayer MaterialScience AG geführt. Diese betreffen die wechselseitige Übertragung bestimmter Geschäftsaktivitäten bezüglich Zusatzstoffen aus dem Bereich Polyurethan-Chemikalien. Die Gesellschaft erwartet, dass die entsprechenden Verträge in der ersten Jahreshälfte 2005 abgeschlossen werden.

Im Zusammenhang mit der Begebung der Wandelanleihe über EUR 200 Mio. an die Bayer AG hat die Gesellschaft mit der Bayer AG eine Vereinbarung geschlossen, nach der die Bayer AG auf einen Teil der ihr aus der Wandelschuldverschreibung geschuldeten Zinsen in Höhe von 6 % vorläufig verzichtet. Der Verzicht ist auflösend bedingt durch das Wirksamwerden der Abspaltung. Höchst vorsorglich wurden dabei die Regeln über die aktienrechtliche Nachgründung eingehalten.

Zwischen der Bayer AG und der LANXESS GmbH besteht eine Vereinbarung, auf deren Grundlage die Bayer AG durch das bei ihr gebildete LANXESS Corporate Center Dienstleistungen, die den Aufgabengebieten des LANXESS Corporate Center zuzuordnen sind, gegenüber der LANXESS GmbH erbringt. Bei dem LANXESS Corporate Center handelt es sich um eine organisatorisch verselbstständigte Abteilung des Corporate Center der Bayer AG, in der die wesentlichen Leitungs- und Steuerungsfunktionen für den LANXESS-Konzern gebündelt und wahrgenommen werden.

Geschäfte und Rechtsbeziehungen mit anderen nahestehenden Personen

Freistellung der Vorstandsmitglieder der Gesellschaft

Mit Vereinbarungen zwischen der Bayer AG und den Mitgliedern des Vorstands der Gesellschaft hat sich die Bayer AG verpflichtet, diese von einer möglichen persönlichen Haftung für Verletzung der ihnen aufgrund ihrer Organstellung als Vorstand der Gesellschaft obliegenden Pflichten freizustellen. Die Verpflichtung zur Freistellung besteht insbesondere für Pflichtverletzungen bei der Verwendung von Finanzangaben im Zusammenhang mit der Abspaltung und der Börsenzulassung der LANXESS-Aktien. Die Verpflichtung zur Freistellung besteht nicht im Falle einer Haftung wegen grob fahrlässiger oder vorsätzlicher Pflichtverletzung. Die Tatsache, dass die von der Bayer AG erstellten Finanzdaten nicht einer sonst etwa üblichen intensiven Prüfung unterzogen wurden, gilt weder als grobe Fahrlässigkeit noch als Vorsatz. Wenn und soweit ein Anspruch auf Freistellung besteht, verzichtet die Bayer AG zugleich darauf, gegen die Vorstandsmitglieder wegen Verletzung ihres Anstellungsvertrags/Dienstvertrags vorzugehen.

Ämter in Aufsichts- und Leitungsgremien

Die Vorstandsmitglieder der Gesellschaft Dr. Axel C. Heitmann, Dr. Ulrich Koemm, Dr. Martin Wienkenhöver und Matthias Zachert haben verschiedene Ämter in Aufsichtsgremien mit der LANXESS GmbH verbundener Unternehmen inne. Darüber hinaus sind Dr. Ulrich Koemm und Dr. Martin Wienkenhöver Mitglieder des Vorstands der Bayer Chemicals AG, Leverkusen. Mit Ablauf des Tages des Wirksamwerden der Abspaltung werden beide Vorstandsmitglieder ihre Ämter in der Bayer Chemicals AG einvernehmlich niederlegen.

Die derzeitigen Aufsichtsratsmitglieder haben weiterhin verschiedene Ämter in Aufsichtsgremien mit der Bayer AG verbundener Unternehmen inne.

Weitere Einzelheiten und Erläuterungen zur Abspaltung von LANXESS

Entsprechend dem im November 2003 vom Vorstand der Bayer AG beschlossenen Konzept zur strategischen Neuausrichtung des Bayer-Konzerns wird sich dieser zukünftig auf seine vorwiegend innovations- und technologiegetriebenen Kernbereiche Gesundheit, Ernährung sowie hochwertige Materialien mit den Teilkonzernen Bayer HealthCare, Bayer CropScience und Bayer MaterialScience konzentrieren. Der LANXESS-Konzern mit der LANXESS AG an der Spitze führt den überwiegenden Teil der Chemie- und rund ein Drittel der ehemaligen Polymeraktivitäten des Bayer-Konzerns fort, die nicht mehr dem strategischen Kernbereich des Bayer-Konzerns zuzurechnen sind.

Die Neuausrichtung des Bayer-Konzerns wird — vereinfacht ausgedrückt — in zwei Schritten vollzogen.

In einem ersten Schritt wurde im Laufe des Jahres 2004 der ganz überwiegende Teil der im LANXESS-Konzern fortzuführenden Chemie- und Polymeraktivitäten, einschließlich der Auslandsaktivitäten sowie bestimmter Service und Corporate Center Funktionen, in der LANXESS GmbH, einer derzeit noch 100 %igen Tochtergesellschaft der Bayer AG, sowie ihren direkten und indirekten Tochtergesellschaften zusammengefasst.

In einem zweiten Schritt werden nunmehr sämtliche Geschäftsanteile der LANXESS GmbH auf die LANXESS AG nach dem Umwandlungsgesetz abgespalten. Die Aktionäre der Bayer AG erhalten im Gegenzug Aktien der LANXESS AG.

Erster Schritt — Zusammenfassung des überwiegenden Teils der Chemie- und von Teilen der Polymeraktivitäten

Abspaltungen aus der Bayer Chemicals AG und der Bayer MaterialScience AG

Die inländischen Geschäftsaktivitäten des LANXESS-Konzerns stammen nahezu vollständig von der Bayer Chemicals AG und der Bayer MaterialScience AG. Sie wurden mit allen Rechten und Pflichten nach § 123 Abs. 2 Nr. 1 UmwG im Wege der Abspaltung zur Aufnahme auf die LANXESS GmbH gegen Gewährung jeweils eines Geschäftsanteils der LANXESS GmbH an die Bayer AG übertragen. Die Abspaltungen erfolgten jeweils mit wirtschaftlicher Wirkung zum 1. Juli 2004.

Die Übertragung von der Bayer Chemicals AG wurde auf Grundlage des im September 2004 abgeschlossenen Abspaltungs- und Übernahmevertrags zwischen der Bayer Chemicals AG als übertragendem Rechtsträger und der LANXESS GmbH als übernehmendem Rechtsträger vorgenommen und umfasste den überwiegenden Teil der Chemieaktivitäten der Bayer Chemicals AG. Nicht übertragen wurden die Beteiligungen der Bayer Chemicals AG an der GE Bayer Silicones Verwaltungs GmbH, GE Bayer Silicones GmbH & Co. KG, DyStar Holding Inc. sowie der Wolff Walsrode AG.

Die Übertragung von der Bayer MaterialScience AG erfolgte auf Grundlage des im September 2004 abgeschlossenen Abspaltungs- und Übernahmevertrags zwischen der Bayer MaterialScience AG als übertragendem Rechtsträger und der LANXESS GmbH als übernehmendem Rechtsträger und umfasste die Polymeraktivitäten der strategischen Geschäftseinheiten BR/ Butyl, Technical Rubber Products, Rubber Chemicals, RheinChemie, Fibers, Semi-Crystalline Products und den Teil ABS/SAN der strategischen Geschäftseinheit Styrenics der Bayer MaterialScience AG.

Beide Abspaltungen wurden jeweils mit Eintragung im Handelsregister des Sitzes der Bayer Material Science AG bzw. der Bayer Chemicals AG am 30. September 2004 wirksam.

Neben den übrigen Gegenständen des Umlauf- und Anlagevermögens übertrugen die Bayer Chemicals AG und die Bayer MaterialScience AG insbesondere auch die den jeweiligen Geschäftsaktivitäten zuzuordnenden Rechte (einschließlich Nutzungsrechte und Anwartschaften) an in- und ausländischen Patenten, Gebrauchsmustern, Marken, Domains, Copyrights und Geschmacksmustern und Anmeldungen von solchen Rechten (nachfolgend „Schutzrechte") sowie sämtliche Rechte an den von der Bayer AG für die Bayer Chemicals AG und die Bayer

MaterialScience AG treuhänderisch gehaltenen Schutzrechten auf die LANXESS GmbH. Ferner wurden sämtliche den jeweiligen Geschäftsaktivitäten zuzuordnenden Rechte an Software, soweit nicht Rechte Dritter entgegenstanden, und sämtliches sonstiges Know-how übertragen. Zusätzlich dazu wurde die Nutzung bestimmter anderer Schutzrechte durch Vereinbarungen zwischen Bayer AG, Bayer Chemicals AG, Bayer MaterialScience AG und den Bayer-Servicegesellschaften einerseits und der LANXESS GmbH andererseits neu geregelt (siehe dazu *„Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern"*).

Im Rahmen der Abspaltungen wurden weiterhin die den jeweiligen Geschäftsaktivitäten zuzuordnenden Verbindlichkeiten aus operativer Geschäftstätigkeit sowie bestimmte gesondert zugeordnete Finanzverbindlichkeiten auf die LANXESS GmbH übertragen.

Ansprüche der LANXESS GmbH gegen die Bayer Chemicals AG bzw. gegen die Bayer MaterialScience AG wegen der Beschaffenheit oder des Bestands der übertragenen Gegenstände des Aktiv- und Passivvermögens wurden, soweit rechtlich zulässig, ausgeschlossen.

Durch die Abspaltungen aus der Bayer Chemicals AG und der Bayer MaterialScience AG auf die LANXESS GmbH haben sich für die LANXESS GmbH Haftungsfolgen ergeben (siehe dazu *„— Haftungsfolgen"*).

Zusammenfassung des Auslandsgeschäfts

Soweit ausländische Geschäftsaktivitäten nicht bereits im Rahmen der Abspaltungen aus der Bayer Chemicals AG und der Bayer MaterialScience AG auf die LANXESS GmbH übergingen, wurde das ausländische Chemie- und Polymergeschäft in den einzelnen Ländern, vor allem bedingt durch unterschiedliche rechtliche Rahmenbedingungen, auf Basis des jeweils geltenden lokalen Rechts auf rechtlich unterschiedlichen Wegen auf die LANXESS GmbH und ihre Tochtergesellschaften übertragen.

Sofern Auslandsgesellschaften bereits ausschließlich oder überwiegend LANXESS zuzuordnende Geschäfte betrieben, wurden im Regelfall die Anteile dieser Gesellschaften auf die LANXESS GmbH oder eine ihrer direkten oder indirekten Tochtergesellschaften übertragen.

Im Übrigen erfolgte die Übertragung in einem mehrstufigen Verfahren. In einem ersten Schritt wurden die jeweiligen Chemie- und Polymeraktivitäten auf eine LANXESS zugeordnete Landesgesellschaft übertragen. Anschließend wurden die Anteile der betreffenden Landesgesellschaften auf die LANXESS GmbH bzw. eine ihrer direkten oder indirekten Tochtergesellschaften übertragen.

In anderen Fällen wurde von der LANXESS GmbH zunächst eine Tochtergesellschaft gegründet, auf die anschließend die jeweiligen Chemie- und Polymeraktivitäten übertragen wurden (so zum Beispiel in Frankreich und den USA). In Einzelfällen wurden aus rechtlichen sowie steuerlichen Gründen abweichende Gestaltungen gewählt.

Die Übertragungen des Auslandsgeschäfts wurden im Wesentlichen zum oder nach dem 1. Juli 2004 durchgeführt. Unabhängig davon haben sich die Parteien im Hinblick auf die Übertragungen im Regelfall wirtschaftlich jeweils so gestellt, als wären die Übertragungen zum 1. Juli 2004 erfolgt. Derzeit steht die Übertragung bestimmter Geschäftsaktivitäten noch aus (siehe dazu *„Risikofaktoren — Risiken im Zusammenhang mit der Abspaltung und der strategischen Neuausrichtung von LANXESS — Ausstehende Maßnahmen zur Herstellung des LANXESS-Konzerns sowie Maßnahmen im Zusammenhang mit der Abspaltung"*).

Übertragungen aus den Bayer-Servicegesellschaften

Zeitgleich mit dem Wirksamwerden der Abspaltungen aus der Bayer Chemicals AG und der Bayer MaterialScience AG wurden bestimmte servicebezogene Betriebsteile von den Servicegesellschaften Bayer Business Services GmbH, Bayer Industry Services GmbH & Co. OHG und Bayer Technology Services GmbH auf die LANXESS GmbH und ihre Tochtergesellschaften übertragen. Sämtliche Übertragungen wurden mit wirtschaftlicher Wirkung zum 1. Juli 2004 vorgenommen. Auch im Ausland wurden in verschiedenen Ländern Servicefunktionen auf LANXESS-Gesellschaften übertragen.

Beteiligung der LANXESS GmbH an der Bayer Industry Services GmbH & Co. OHG

Mit wirtschaftlicher Wirkung zum 1. Juli 2004 wurde die LANXESS GmbH gegen Bareinlage mit einem 40 %-Anteil an der Bayer Industry Services GmbH & Co. OHG beteiligt (siehe dazu *„Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern"*).

Grundstückskaufvertrag

Die Bayer AG und die LANXESS GmbH schlossen am 30. Dezember 2004 einen Grundstückskaufvertrag, nach dem die LANXESS GmbH nahezu sämtliche von ihr genutzten sowie weitere Grundstücke im Inland (samt Bestandteilen und Zubehör) erwerben wird (siehe zum Grundstückskaufvertrag *„Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern"*). Im Ausland wurden die von LANXESS genutzten Grundstücke bereits ganz überwiegend zu Eigentum übertragen.

Bildung des LANXESS Corporate Center

Innerhalb des Corporate Center der Bayer AG wurde eine organisatorisch verselbstständigte Abteilung aufgebaut, in der die wesentlichen Leitungs- und Steuerungsfunktionen für den LANXESS-Konzern gebündelt und wahrgenommen werden („LANXESS Corporate Center"). Insgesamt bestand das LANXESS Corporate Center zum 30. September 2004 aus 56 Mitarbeitern. Das LANXESS Corporate Center wird zurzeit durch die vier Vorstandsmitglieder der LANXESS AG geleitet, die zugleich Arbeitsverträge mit der Bayer AG haben, die mit Wirksamwerden der Abspaltung enden.

Zweiter Schritt — Abspaltung

Nach der Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH und ihren direkten und indirekten Tochtergesellschaften erfolgt die Trennung vom Bayer-Konzern nunmehr im Wege der Abspaltung zur Aufnahme nach § 123 Abs. 2 Nr. 1 UmwG. Danach überträgt die Bayer AG als übertragender Rechtsträger sämtliche Geschäftsanteile der LANXESS GmbH sowie andere Teile ihres Vermögens als Gesamtheit auf die LANXESS AG als übernehmenden Rechtsträger. Die LANXESS AG als übernehmender Rechtsträger gibt als Gegenleistung für das abgespaltene Vermögen Aktien der LANXESS AG an die Aktionäre der Bayer AG aus.

Im Zuge der Abspaltung überträgt die Bayer AG im Wesentlichen die folgenden Gegenstände ihres Aktiv- und Passivvermögens als Gesamtheit auf die LANXESS AG:

- sämtliche Geschäftsanteile der LANXESS GmbH;
- sämtliche von der Bayer AG gehaltenen auf den Inhaber lautende 50.000 Stückaktien der LANXESS AG;
- alle dem LANXESS Corporate Center zuzuordnenden Gegenstände des Aktiv- und Passivvermögens mit allen Rechten und Pflichten; sowie
- zwei Darlehensforderungen der Bayer AG im Nominalwert von insgesamt EUR 100 Mio.

Zur Durchführung der Abspaltung schlossen die Bayer AG und die LANXESS AG am 22. September 2004 einen notariell beurkundeten Abspaltungs- und Übernahmevertrag. Der Abspaltungs- und Übernahmevertrag regelt die Einzelheiten der Übertragung der beschriebenen Gegenstände des Aktiv- und Passivvermögens der Bayer AG auf die LANXESS AG.

Die nachstehende sog. Abspaltungsbilanz wurde als Anlage diesem Abspaltungs- und Übernahmevertrag beigefügt. Sie dient ausschließlich der Bestimmung der Vermögensgegenstände des Aktiv- und Passivvermögens der Bayer AG, die nach dem Abspaltungs- und Übernahmevertrag zu dem von der Bayer AG abzuspaltenden Vermögen gehören und weist allein diese Vermögensgegenstände aus.

Abspaltungsbilanz zum 01.07.2004

AKTIVA	Euro	PASSIVA	Euro
ANLAGEVERMÖGEN		**EIGENKAPITAL**	
Sachanlagen		Gezeichnetes Kapital	73.034.192,00
Andere Anlagen, Betriebs- und Geschäftsausstattung ...	11.250,00	Kapitalrücklage	763.213.707,28
			838.247.899,28
Finanzanlagen			
Anteile an verbundenen Unternehmen	738.838.720,41		
Sonstige Ausleihungen	69.845,19		
	738.908.565,60		
	738.919.815,60		
UMLAUFVERMÖGEN		**RÜCKSTELLUNGEN**	
Forderungen gegen verbundene Unternehmen ..	100.000.000,00	Rückstellungen für Pensionen und ähnliche Verpflichtungen	2.023.433,00
sonstige Vermögensgegenstände	36.050,00	Sonstige Rückstellungen	684.533,32
	100.036.050,00		2.707.966,32
	838.955.865,60		838.955.865,60

Die Abspaltungsbilanz wurde aus der zum 30. Juni 2004, 24:00 Uhr aufgestellten Bilanz der Bayer AG entwickelt, die als sog. Schlussbilanz des übertragenden Rechtsträgers entsprechend den Vorgaben des Umwandlungsrechts im Rahmen der Abspaltung zum Handelsregister eingereicht wurde. Aufgrund ihrer Funktion wurde die Abspaltungsbilanz weder von einem Wirtschaftsprüfer testiert noch unterlag sie einer prüferischen Durchsicht.

Die Abspaltungsbilanz enthält aufgrund der zwischen der Gesellschaft und der Bayer AG im Abspaltungs- und Übernahmevertrag getroffenen Vereinbarung lediglich die Werte des abgespaltenen Aktiv- und Passivvermögens, die mit Wirksamwerden der Abspaltung von der Gesellschaft in ihrer handelsrechtlichen Rechnungslegung zum 1. Juli 2004, 0:00 Uhr anzusetzen sind. Im Posten Eigenkapital wurde unter der Position „Gezeichnetes Kapital" das Grundkapital ausgewiesen, wie es sich mit Wirksamwerden der Abspaltung ergibt, soweit das eingebrachte Nettovermögen diesen Betrag übersteigt, wurde es entsprechend der Vereinbarung im Abspaltungs- und Übernahmevertrag als Kapitalrücklage ausgewiesen. Die Abspaltungsbilanz erlaubt keine Aussage zur Vermögens- und Finanzlage der Gesellschaft, welche zum 1. Juli 2004, 0:00 Uhr oder einem späteren Zeitpunkt besteht oder bestanden hat.

Zugleich mit dem Abspaltungs-und Übernahmevertrag schlossen Bayer AG und LANXESS AG einen sog. Grundlagenvertrag. Mit diesem beabsichtigen beide Parteien unter anderem, die Umsetzung der Zusammenfassung der Chemie- und Polymeraktivitäten in der LANXESS GmbH und ihren Tochtergesellschaften sowie die Einhaltung bestimmter Mindeststandards bei der Zusammenfassung sicherzustellen, die Haftungsverteilung im Innenverhältnis zwischen dem Bayer-Konzern und dem LANXESS-Konzern in den Bereichen Umwelthaftung, Haftung für Kartellverstöße und Produkthaftung abschließend zu regeln und bestimmte wechselseitige Verhaltensregeln und Mitwirkungspflichten für die Zeit nach der Abspaltung festzulegen (siehe zum Grundlagenvertrag sowie den anderen im Zusammenhang mit der Abspaltung abgeschlossenen Verträgen *„Geschäfte und Rechtsbeziehungen mit nahestehenden Personen — Geschäfte und Rechtsbeziehungen mit dem Bayer-Konzern"*).

Der Abspaltungs- und Übernahmevertrag wurde mit Zustimmung der Hauptversammlungen der Bayer AG und der LANXESS AG am 17. November 2004 sowie am 21. Dezember 2004 wirksam. Die Abspaltung selbst wird jedoch erst mit Eintragung in das Handelsregister der Bayer AG am Amtsgericht Köln wirksam. Der Vorstand der LANXESS AG erwartet, dass die Eintragung in das Handelsregister der Bayer AG am 28. Januar 2005 erfolgen wird.

Die Übertragung des abzuspaltenden Vermögens wird im Verhältnis zwischen der Bayer AG und der LANXESS AG mit wirtschaftlicher Wirkung zum 1. Juli 2004 erfolgen. Von diesem Zeitpunkt an sollen im Verhältnis zwischen der Bayer AG und der LANXESS AG die Geschäfte, die den abzuspaltenden Teil des Vermögens der Bayer AG betreffen, für Rechnung der LANXESS AG vorgenommen werden.

Die Abspaltung erfolgt gegen Gewährung von auf den Inhaber lautenden Stückaktien der LANXESS AG an die Aktionäre der Bayer AG zum Zeitpunkt des Wirksamwerdens der Abspaltung. Neben Aktien, die aus einer am 21. Dezember 2004 von der Hauptversammlung der LANXESS AG zur Durchführung der Abspaltung beschlossenen Kapitalerhöhung stammen, werden auch die von der Bayer AG im Zuge der Abspaltung auf die LANXESS AG übertragenen 50.000 auf den Inhaber lautenden Stückaktien an die Aktionäre der Bayer AG ausgegeben. Die Kapitalerhöhung, durch die das Grundkapital der LANXESS AG von EUR 50.000 um 72.984.192 auf 73.034.192 durch Ausgabe von 72.984.192 auf den Inhaber lautenden Stückaktien erhöht wird, wird gegen Sacheinlage der abzuspaltenden Gegenstände des Aktiv- und Passivvermögens, d.h. insbesondere der Geschäftsanteile der LANXESS GmbH, erfolgen. Für jeweils 10 Aktien der Bayer AG wird jeweils 1 Aktie der LANXESS AG ausgegeben (zum Zuteilungsverfahren und zur Vermittlung von Teilrechten siehe *„Börsenzulassung — Zuteilungsverfahren"*).

Der Abspaltungs- und Übernahmevertrag nebst Anlagen wurde als Entwurf von der Wirtschaftsprüfungsgesellschaft Stüttgen & Haeb AG, Düsseldorf, die vom Landgericht Köln zum gemeinsamen Spaltungsprüfer bestellt wurde, geprüft. Die Wirtschaftsprüfungsgesellschaft Stüttgen & Haeb AG hat im Abspaltungsprüfungsbericht vom 20. September 2004 zum Ergebnis der Prüfung folgende Erklärung abgegeben:

„Der am 20. September 2004 aufgestellte Entwurf des Spaltungsvertrages enthält die gemäß § 126 UmwG erforderlichen Angaben vollständig und richtig. Insbesondere sind die übergehenden Gegenstände des Aktiv- und Passivvermögens im Entwurf des Spaltungsvertrages und in den diesem beigefügten Anlagen bestimmt bzw. bestimmbar bezeichnet.

Da sämtliche Aktien der LANXESS AG, Leverkusen, an die Aktionäre der Bayer AG, Leverkusen, ausgegeben werden, kommt es für die Festlegung des Bezugsverhältnisses auf die Bewertung der Unternehmen nicht an. Dies vorausgeschickt, bestätigen wir, dass das Bezugsverhältnis, nach dem die Aktionäre der Bayer AG für je zehn auf den Inhaber lautende Stückaktien der Gesellschaft je eine auf den Inhaber lautende Stückaktie der LANXESS AG erhalten, nicht zu beanstanden ist."

Im Rahmen der Sachkapitalerhöhung bei der LANXESS AG zur Durchführung der Abspaltung wurde eine Prüfung der Sachkapitalerhöhung durchgeführt. Gleichzeitig erfolgte eine Prüfung der Nachgründung. Beide Prüfungen wurden von der PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, durchgeführt. Im Bericht der PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft über die bei der LANXESS Aktiengesellschaft, Leverkusen, durchgeführten Prüfung der Nachgründung und der Sachkapitalerhöhung vom 30. November 2004 hat diese als Prüfungsergebnis folgendes festgestellt:

„Nach dem abschließenden Ergebnis unserer pflichtgemäßen Prüfung nach § 125 i.V.m. § 67 UmwG analog i.V.m. § 52 Abs. 4 i.V.m. § 34 AktG analog und § 125 i.V.m. § 69 UmwG i.V.m. § 183 Abs. 3 i.V.m. § 34 AktG aufgrund der uns vorgelegten Urkunden, Bücher und Schriften sowie der uns erteilten Aufklärungen und Nachweise bestätigen wir, dass der Wert der im Rahmen der Abspaltung zu übertragenden Sacheinlage den geringsten Ausgabebetrag der dafür zu gewährenden Aktien erreicht. Die Angaben im Nachgründungsbericht des Aufsichtsrates sind richtig und vollständig. Der Wert der zu erwerbenden Vermögensgegenstände erreicht den Betrag der dafür zu gewährenden Vergütung."

Die Schlussbilanz der Bayer AG zum 30. Juni 2004 wurde ebenfalls von der PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Essen, geprüft und mit einem uneingeschränkten Bestätigungsvermerk versehen.

Die Gesellschaft trägt die im Rahmen der Durchführung der Kapitalerhöhung entstehenden Kosten in Höhe von ca. EUR 100.000. Im Übrigen trägt die Bayer AG die durch die Abspaltung entstehenden Kosten sowie die externen Kosten (einschließlich der Vergütung der Globalen Koordinatoren) der Börsenzulassung der LANXESS-Aktien.

Durch die Abspaltung von der Bayer AG auf die LANXESS AG werden sich für die LANXESS AG Haftungsfolgen ergeben (siehe dazu „— *Haftungsfolgen*").

Gesamtbetriebsvereinbarung für Standort- und Beschäftigungssicherung III

Im Rahmen der Abspaltung von LANXESS haben die Vorstände bzw. Geschäftsführer der Bayer AG, Bayer HealthCare AG, Bayer CropScience AG, Bayer MaterialScience AG, Bayer Chemicals AG sowie der Servicegesellschaften Bayer Business Services GmbH, Bayer Technology Services GmbH und Bayer Industry Services GmbH & Co. OHG im Juni/Juli 2004 jeweils mit dem Gesamtbetriebsrat Bayer eine — im Wesentlichen gleichlautende — sog. Gesamtbetriebsvereinbarung für Standort- und Beschäftigungssicherung III (nachfolgend „SOS III") abgeschlossen. Die SOS III sieht unter anderem einen grundsätzlichen Verzicht auf betriebsbedingte Beendigungskündigungen bis zum 30. Dezember 2007 vor. Dieser Verzicht gilt aufgrund der kollektivrechtlichen Fortgeltung der SOS III für sämtliche Arbeitnehmer der LANXESS AG sowie der LANXESS GmbH.

Haftungsfolgen

Die Abspaltung wird sich auf die Haftung der LANXESS AG wie folgt auswirken:

Gemäß § 133 Abs. 1 und Abs. 3 UmwG haftet die LANXESS AG gesamtschuldnerisch für die Erfüllung der bei der Bayer AG verbliebenen Verpflichtungen, die vor dem Wirksamwerden der Abspaltung bereits begründet worden sind, wenn sie innerhalb von fünf Jahren ab Bekanntmachung der Eintragung der Abspaltung in das Handelsregister der Bayer AG fällig und daraus Ansprüche gegen die LANXESS AG in der gesetzlich vorgeschriebenen Form geltend gemacht werden. Die Bayer AG und die LANXESS AG haben im Innenverhältnis vereinbart, dass, soweit die LANXESS AG aus Verpflichtungen der Bayer AG in Anspruch genommen wird, die Bayer AG die LANXESS AG freistellen wird.

Nach §§ 22, 125, 133 UmwG können Gläubiger der LANXESS AG innerhalb einer Frist von sechs Monaten nach Wirksamwerden der Abspaltung Sicherheit für ihre Ansprüche von der Gesellschaft verlangen. Voraussetzung ist, dass die Gläubiger zum jeweiligen Zeitpunkt keine Befriedigung verlangen können und ihre Ansprüche nach Grund und Höhe schriftlich anmelden sowie glaubhaft machen, dass durch die Abspaltung die Erfüllung ihrer Ansprüche gefährdet wird.

Die Abspaltungen von der Bayer Chemicals AG und der Bayer MaterialScience AG auf die LANXESS GmbH haben folgende Haftungsfolgen ausgelöst:

Gemäß § 133 Abs. 1 und Abs. 3 UmwG haftet die LANXESS GmbH gesamtschuldnerisch für die Erfüllung der jeweils bei der Bayer Chemicals AG und der Bayer MaterialScience AG verbliebenen Verpflichtungen, die bereits vor dem Zeitpunkt des Wirksamwerdens der jeweiligen Abspaltung begründet worden sind, wenn sie innerhalb von fünf Jahren ab Bekanntmachung der Eintragung der jeweiligen Abspaltung in die Handelsregister der Bayer Chemicals AG bzw. der Bayer MaterialScience AG fällig und daraus Ansprüche gegen die LANXESS GmbH gerichtlich geltend gemacht werden. Hierzu gehören auch die Verpflichtungen aus den Haftungen der Bayer Chemicals AG und der Bayer MaterialScience AG für die Altverbindlichkeiten der Bayer AG in Zusammenhang mit den im Jahr 2002 durchgeführten Ausgliederungen der Geschäftsaktivitäten von der Bayer AG auf diese Gesellschaften. Die Bayer Chemicals AG bzw. die Bayer MaterialScience AG sowie die LANXESS GmbH haben im Innenverhältnis vereinbart, dass die LANXESS GmbH, sollte sie für Verbindlichkeiten der anderen beiden Gesellschaften in Anspruch genommen werden, von diesen freizustellen ist.

Nach §§ 22, 125, 133 UmwG könnten weiterhin Gläubiger der LANXESS GmbH innerhalb einer Frist von sechs Monaten ab Bekanntmachung der Eintragung der jeweiligen Abspaltung in die Handelsregister der Bayer Chemicals AG bzw. der Bayer MaterialScience AG Sicherheit für ihre Ansprüche von der LANXESS GmbH verlangen. Voraussetzung ist, dass die Gläubiger zum jeweiligen Zeitpunkt keine Befriedigung verlangen können und ihre Ansprüche nach Grund und Höhe schriftlich anmelden sowie glaubhaft machen, dass durch die Abspaltung die Erfüllung ihrer Ansprüche gefährdet wird.

Besteuerung in der Bundesrepublik Deutschland

Dieser Abschnitt enthält eine kurze Zusammenfassung einiger wichtiger deutscher Besteuerungsgrundsätze, die im Zusammenhang mit dem Erwerb, dem Halten oder der Übertragung von Aktien bedeutsam sind oder werden können. Es handelt sich dabei nicht um eine umfassende und vollständige Darstellung sämtlicher steuerlicher Aspekte, die für Aktionäre relevant sein können. Grundlage dieser Zusammenfassung ist das zurzeit der Erstellung dieses Prospekts geltende nationale deutsche Steuerrecht sowie Bestimmungen der Doppelbesteuerungsabkommen, die derzeit zwischen der Bundesrepublik Deutschland und anderen Staaten abgeschlossen sind. In beiden Bereichen können sich Bestimmungen — unter Umständen auch rückwirkend — ändern.

Potentiellen Käufern der Aktien wird daher empfohlen, wegen der Steuerfolgen des Erwerbs, des Haltens sowie der Übertragung von Aktien und wegen des bei einer gegebenenfalls möglichen Erstattung deutscher Quellensteuer (Kapitalertragsteuer) einzuhaltenden Verfahrens ihre steuerlichen Berater zu konsultieren. Diese sind in der Lage, auch die besonderen steuerlichen Verhältnisse des einzelnen Aktionärs angemessen zu berücksichtigen.

Besteuerung der Gesellschaft

Deutsche Kapitalgesellschaften unterliegen mit ihrem Gewinn grundsätzlich der Körperschaftsteuer mit einem einheitlichen Satz von 25 % für ausgeschüttete und einbehaltene Gewinne zuzüglich eines Solidaritätszuschlags in Höhe von 5,5 % auf die Körperschaftsteuerschuld (insgesamt gerundet 26,4 %).

Dividenden oder andere Gewinnanteile, die die Gesellschaft von inländischen oder ausländischen Kapitalgesellschaften bezieht, sind grundsätzlich zu 95 % von der Körperschaftsteuer befreit; 5 % der jeweiligen Einnahmen gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag). Gleiches gilt für Gewinne der Gesellschaft aus der Veräußerung von Anteilen an einer anderen inländischen oder ausländischen Kapitalgesellschaft.

Zusätzlich unterliegen deutsche Kapitalgesellschaften mit ihrem in inländischen Betriebsstätten erzielten Gewerbeertrag der Gewerbesteuer. Die Höhe der Gewerbesteuer ist abhängig davon, in welcher Gemeinde die Gesellschaft Betriebsstätten unterhält. Die Gewerbesteuer beträgt grundsätzlich ca. 15 % bis 25 % des steuerpflichtigen Gewerbeertrags, je nach Hebesatz der Gemeinde. Bei der Ermittlung des körperschaftsteuerpflichtigen Einkommens sowie des steuerpflichtigen Gewerbeertrags der Kapitalgesellschaft ist die Gewerbesteuer als Betriebsausgabe abzugsfähig.

Für Zwecke der Gewerbesteuer werden von inländischen und ausländischen Kapitalgesellschaften bezogene Gewinnanteile sowie Gewinne aus der Veräußerung von Anteilen an einer anderen Kapitalgesellschaft grundsätzlich in gleicher Weise behandelt wie für Zwecke der Körperschaftsteuer. Allerdings sind Gewinnanteile grundsätzlich nur dann zu 95 % steuerbefreit, wenn die Gesellschaft zu Beginn des maßgeblichen Erhebungszeitraumes mindestens zu 10 % am Grund- oder Stammkapital der ausschüttenden Gesellschaft beteiligt war. Für Gewinnanteile, die von ausländischen Kapitalgesellschaften stammen, gelten zusätzliche Einschränkungen.

Mit Wirkung vom 1. Januar 2004 können für Körperschaft- und Gewerbesteuerzwecke steuerliche Verlustvorträge, soweit sie EUR 1 Mio. übersteigen, nur bis zu 60 % des steuerpflichtigen Einkommens ausgleichen. Nicht genutzte steuerliche Verlustvorträge können unbefristet vorgetragen werden und grundsätzlich im Rahmen der dargestellten 60 %-Beschränkung zukünftiges steuerpflichtiges Einkommen neutralisieren. Diese Regelung findet für LANXESS bereits für das Geschäftsjahr 2004 Anwendung.

Besteuerung der Aktionäre

Bei der Besteuerung der Aktionäre ist zu unterscheiden zwischen der Besteuerung im Zusammenhang mit dem Halten der Aktien (Besteuerung von Dividenden), der Veräußerung von Aktien (Besteuerung von Veräußerungsgewinnen) und der unentgeltlichen Übertragung von Aktien (Erbschaft- und Schenkungsteuer).

Besteuerung von Dividenden

Kapitalertragsteuer

Die Gesellschaft hat grundsätzlich für Rechnung der Aktionäre von den von ihr ausgeschütteten Dividenden eine Quellensteuer (Kapitalertragsteuer) in Höhe von 20 % und einen auf die Kapitalertragsteuer erhobenen Solidaritätszuschlag in Höhe von 5,5 % (insgesamt 21,1 %) einzubehalten und abzuführen. Bemessungsgrundlage für die Kapitalertragsteuer ist die von der Hauptversammlung beschlossene Dividende.

Die Kapitalertragsteuer wird grundsätzlich unabhängig davon einbehalten, ob und in welchem Umfang die Dividende auf Ebene des Aktionärs von der Steuer befreit ist und ob es sich um einen im Inland oder im Ausland ansässigen Aktionär handelt.

Bei Dividenden, die an eine in einem anderen Mitgliedstaat der Europäischen Union ansässige Gesellschaft im Sinne des Art. 2 der sog. Mutter-Tochter-Richtlinie (Richtlinie Nr. 90/435/EWG des Rates vom 23. Juli 1990) ausgeschüttet werden, kann bei Vorliegen weiterer Voraussetzungen auf Antrag von einer Einbehaltung der Kapitalertragsteuer ganz abgesehen werden. Das gilt auch für Dividenden, die an eine in einem anderen Mitgliedstaat der Europäischen Union belegene Betriebsstätte einer solchen Muttergesellschaft oder an eine in einem anderen Mitgliedstaat der Europäischen Union belegene Betriebsstätte einer in Deutschland unbeschränkt steuerpflichtigen Muttergesellschaft ausgeschüttet werden.

Für Ausschüttungen an im Ausland ansässige Aktionäre wird der Kapitalertragsteuersatz, wenn Deutschland mit dem Ansässigkeitsstaat des Aktionärs ein Doppelbesteuerungsabkommen abgeschlossen hat und wenn die Aktionäre ihre Aktien weder im Vermögen einer Betriebsstätte oder festen Einrichtung in Deutschland noch in einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, halten, nach Maßgabe des Doppelbesteuerungsabkommens ermäßigt. Die Kapitalertragsteuerermäßigung wird grundsätzlich in der Weise gewährt, dass die Differenz zwischen dem einbehaltenen Gesamtbetrag einschließlich des Solidaritätszuschlags und der unter der Anwendung des einschlägigen Doppelbesteuerungsabkommens tatsächlich geschuldeten Kapitalertragsteuer (in der Regel 15 %) auf Antrag durch die deutsche Finanzverwaltung (Bundesamt für Finanzen, Friedhofstraße 1, D-53225 Bonn) erstattet wird. Formulare für das Erstattungsverfahren sind beim Bundesamt für Finanzen (www.bff-online.de) sowie den deutschen Botschaften und Konsulaten erhältlich.

Im Inland ansässige Aktionäre

Bei Aktionären (natürlichen Personen und Körperschaften), die in Deutschland unbeschränkt steuerpflichtig sind (d.h. Personen, deren Wohnsitz, gewöhnlicher Aufenthalt, Sitz oder Ort der Geschäftsleitung sich in Deutschland befindet), wird die einbehaltene und abgeführte Kapitalertragsteuer (einschließlich Solidaritätszuschlag) auf die Einkommen- oder Körperschaftsteuerschuld angerechnet bzw. in Höhe eines etwaigen Überhanges erstattet.

Bei in Deutschland unbeschränkt steuerpflichtigen natürlichen Personen, die Aktien im Privatvermögen halten, gehört die Hälfte der Dividende zu den steuerpflichtigen Einkünften aus Kapitalvermögen (sog. Halbeinkünfteverfahren). Diese Hälfte der Dividenden unterliegt der progressiven Einkommensteuer (bis zu einem Höchstsatz von 42 % ab dem Jahr 2005) zuzüglich 5,5 % Solidaritätszuschlag hierauf (bei dem Höchstsatz von 42 % würde sich hierbei eine Gesamtbelastung von gerundet 44,3 % ergeben). Mit solchen Dividenden in wirtschaftlichem Zusammenhang stehende Aufwendungen sind nur zur Hälfte steuerlich abzugsfähig. Bestimmte Ausschüttungen der Gesellschaft, die steuerlich als Kapitalrückzahlung anzusehen sind, unterliegen beim Aktionär nicht der Dividendenbesteuerung, möglicherweise aber einer Besteuerung als Veräußerungsgewinn. Das kann z.B. für künftige Ausschüttungen der Gesellschaft aus der Kapitalrücklage gelten.

Natürlichen Personen, die die Aktien im Privatvermögen halten, steht für ihre Einkünfte aus Kapitalvermögen insgesamt ein Sparerfreibetrag in Höhe von EUR 1.370 (bzw. EUR 2.740 für zusammen veranlagte Ehegatten) pro Kalenderjahr zu. Daneben wird eine Werbungskostenpauschale von EUR 51 (bzw. EUR 102 für zusammen veranlagte Ehegatten) gewährt, sofern keine höheren Werbungskosten nachgewiesen werden. Nur soweit die Hälfte der Dividenden und anderen Einnahmen aus Kapitalvermögen nach (bei Dividenden hälftigem) Abzug der tatsächlichen Werbungskosten bzw. des Werbungskosten-Pauschbetrags den Sparerfreibetrag übersteigen, sind sie steuerpflichtig.

Werden die Aktien in einem Betriebsvermögen gehalten, so hängt die Besteuerung davon ab, ob der Aktionär eine Körperschaft, ein Einzelunternehmer oder eine Personengesellschaft (Mitunternehmerschaft) ist.

(i) Dividenden, die im Inland ansässige Körperschaften beziehen, sind — vorbehaltlich bestimmter Ausnahmen für Unternehmen des Finanz- und Versicherungssektors — grundsätzlich zu 95 % von der Körperschaftsteuer und dem Solidaritätszuschlag befreit; 5 % der Dividenden gelten pauschal als nicht abzugsfähige Betriebsausgaben und unterliegen daher der Körperschaftsteuer (zuzüglich Solidaritätszuschlag). Im Übrigen dürfen tatsächlich anfallende Betriebsausgaben, die mit den Dividenden in unmittelbarem Zusammenhang stehen, abgezogen werden. Eine Mindestbeteiligungsgrenze oder eine Mindesthaltezeit ist nicht zu beachten. Die Dividenden unterliegen jedoch nach Abzug der mit ihnen in wirtschaftlichem Zusammenhang stehenden Betriebsausgaben in voller Höhe der Gewerbesteuer, es sei denn, die Körperschaft war zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10 % am Grundkapital der Gesellschaft beteiligt.

(ii) Werden die Aktien im Betriebsvermögen eines Einzelunternehmers gehalten, geht die Dividende für Zwecke der Einkommensbesteuerung zur Hälfte in die Ermittlung der Einkünfte ein. Betriebsausgaben, die mit den Dividenden in wirtschaftlichem Zusammenhang stehen, sind lediglich zur Hälfte abzugsfähig. Die Dividenden unterliegen bei Zurechnung der Aktien zu einer inländischen, d.h. in Deutschland unterhaltenen, Betriebsstätte eines Gewerbebetriebs zusätzlich in voller Höhe der Gewerbesteuer, es sei denn, der Steuerpflichtige war zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10 % am Grundkapital der Gesellschaft beteiligt. Die Gewerbesteuer ist grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf die persönliche Einkommensteuer des Aktionärs anrechenbar.

(iii) Ist der Aktionär eine Personengesellschaft, so wird Einkommen- bzw. Körperschaftsteuer nur auf Ebene der jeweiligen Gesellschafter erhoben. Die Besteuerung eines jeden Gesellschafters hängt davon ab, ob der Gesellschafter eine Körperschaft oder natürliche Person ist: Ist der Gesellschafter eine Körperschaft, ist die Dividende grundsätzlich zu 95 % steuerfrei (siehe oben (i)). Ist der Gesellschafter eine natürliche Person, unterliegt die Hälfte der Dividendenbezüge der Einkommensteuer zuzüglich Solidaritätszuschlag (siehe oben (ii)). Zusätzlich unterliegen die Dividenden bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs der Personengesellschaft bei dieser der Gewerbesteuer. Die genannten einkommen- und körperschaftsteuerlichen Freistellungen — bei Körperschaften Freistellung von 95 % der Dividende, bei natürlichen Personen nur hälftige Einbeziehung der Dividenden — gelten dabei entsprechend, wenn die Personengesellschaft zu Beginn des maßgeblichen Erhebungszeitraums zu mindestens 10 % am Grundkapital der Gesellschaft beteiligt war. Andernfalls unterliegen die Dividenden der Gewerbesteuer in voller Höhe. Wenn der Gesellschafter eine natürliche Person ist, wird die von der Personengesellschaft gezahlte Gewerbesteuer grundsätzlich auf seine persönliche Einkommensteuer pauschal angerechnet.

Im Ausland ansässige Aktionäre

Bei in Deutschland beschränkt steuerpflichtigen Aktionären (natürlichen Personen und Körperschaften), die ihre Aktien im Betriebsvermögen einer deutschen Betriebsstätte oder festen Einrichtung in Deutschland oder in einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, halten, wird die einbehaltene und abgeführte Kapitalertragsteuer (einschließlich Solidaritätszuschlag) auf die Einkommen- oder Körperschaftsteuerschuld angerechnet bzw. in Höhe eines etwaigen Überhangs erstattet. In allen sonstigen Fällen ist eine etwaige deutsche Steuerschuld mit Einbehaltung der Kapitalertragsteuer abgegolten. Eine Erstattung findet nur in den Fällen eines anwendbaren Doppelbesteuerungsabkommens und bei Dividendenausschüttungen an eine in einem Mitgliedstaat der Europäischen Union ansässige Gesellschaft im Sinne des Art. 2 der sog. Mutter-Tochter-Richtlinie (Richtlinie Nr. 90/435/EWG des Rates vom 23. Juli 1990) bzw. an eine in einem anderen Mitgliedstaat der Europäischen Union belegene Betriebsstätte einer solchen Muttergesellschaft oder an eine in einem anderen Mitgliedstaat der Europäischen Union belegene Betriebsstätte einer in Deutschland unbeschränkt steuerpflichtigen Muttergesellschaft statt.

Ist der Aktionär eine natürliche Person und gehören die Aktien zu einem Betriebsvermögen einer deutschen Betriebsstätte oder festen Einrichtung in Deutschland oder zu einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, unterliegen die Dividenden zur Hälfte der deutschen Einkommensteuer zuzüglich Solidaritätszuschlag. Gehören die Aktien zum Vermögen einer inländischen Betriebsstätte eines Gewerbebetriebs, so unterliegen die Dividenden nach Abzug der mit ihnen in wirtschaftlichem Zusammenhang stehenden Betriebsausgaben grundsätzlich auch in voller Höhe der Gewerbesteuer, es sei denn, der Steuerpflichtige war zu Beginn des maßgeblichen Erhebungszeitraums mit mindestens 10 % am Grundkapital der Gesellschaft beteiligt. Die Gewerbesteuer ist grundsätzlich auf die persönliche Einkommensteuer des Aktionärs pauschal anrechenbar.

Dividenden an im Ausland ansässige, in Deutschland beschränkt steuerpflichtige Körperschaften sind — vorbehaltlich bestimmter Ausnahmen für Unternehmen des Finanz- und Versicherungssektors — grundsätzlich zu 95 % von der Körperschaftsteuer und dem Solidaritätszuschlag befreit, 5 % der jeweiligen Dividenden gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag). Sofern die Aktien zum Betriebsvermögen einer inländischen Betriebsstätte gehören, unterliegen die Dividenden nach Abzug der mit ihnen in wirtschaftlichem Zusammenhang stehenden Betriebsausgaben zusätzlich der Gewerbesteuer, es sei denn, die Körperschaft war zu Beginn des Erhebungszeitraums mindestens zu 10 % am Grundkapital der Gesellschaft beteiligt.

Besteuerung von Veräußerungsgewinnen

Im Inland ansässige Aktionäre

Ein Gewinn aus der Veräußerung von Aktien durch eine in Deutschland unbeschränkt steuerpflichtige natürliche Person, die die Aktien in ihrem Privatvermögen hält, unterliegt in Deutschland grundsätzlich der Einkommensteuer zuzüglich Solidaritätszuschlag, wenn die Veräußerung innerhalb eines Jahres nach Anschaffung der veräußerten Aktien stattfindet. Bemessungsgrundlage ist grundsätzlich die Hälfte des Veräußerungsgewinns. Der Gewinn wird nicht besteuert, wenn er zusammen mit anderen Gewinnen aus privaten Veräußerungsgeschäften im Kalenderjahr weniger als EUR 512 beträgt. Ein Veräußerungsverlust kann nur durch im gleichen Kalenderjahr aus privaten Veräußerungsgeschäften erzielte Gewinne ausgeglichen oder, wenn dies mangels entsprechender Gewinne nicht möglich ist, unter bestimmten Voraussetzungen von positiven Einkünften aus privaten Veräußerungsgeschäften des Vorjahres oder der Folgejahre abgezogen werden.

Ein Gewinn aus der Veräußerung von Aktien, die im Privatvermögen einer in Deutschland unbeschränkt steuerpflichtigen natürlichen Person gehalten werden, unterliegt auch nach Ablauf der vorgenannten Jahresfrist grundsätzlich zur Hälfte der Besteuerung nach dem individuellen Einkommensteuersatz zuzüglich Solidaritätszuschlag in Höhe von 5,5 % auf die Einkommensteuerschuld, wenn die natürliche Person oder im Falle eines unentgeltlichen Erwerbes ihr Rechtsvorgänger bzw., wenn die Aktien mehrmals nacheinander unentgeltlich übertragen worden sind, einer ihrer Rechtsvorgänger zu irgendeinem Zeitpunkt während der der Veräußerung vorangegangenen fünf Jahre zu mindestens 1 % unmittelbar oder mittelbar am Kapital der Gesellschaft beteiligt war. Veräußerungsverluste und Aufwendungen im wirtschaftlichen Zusammenhang mit der Veräußerung können grundsätzlich nur zur Hälfte abgezogen werden.

Werden die Aktien in einem Betriebsvermögen gehalten, so hängt die Besteuerung davon ab, ob Aktionär eine Körperschaft, ein Einzelunternehmer oder eine Personengesellschaft (Mitunternehmerschaft) ist.

(i) Für Steuerpflichtige, die der Körperschaftsteuer unterliegen, sind Gewinne aus der Veräußerung von Aktien — vorbehaltlich bestimmter Ausnahmen für Unternehmen des

Finanz- und Versicherungssektors — grundsätzlich unabhängig von der Beteiligungshöhe und der Haltedauer der veräußerten Aktien zu 95 % von der Gewerbe- und Körperschaftsteuer einschließlich Solidaritätszuschlag befreit; 5 % der Gewinne gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag) sowie der Gewerbesteuer. Veräußerungsverluste und andere Gewinnminderungen, die im Zusammenhang mit den veräußerten Aktien stehen, dürfen steuerlich grundsätzlich nicht als Betriebsausgaben abgezogen werden.

(ii) Ein Gewinn aus der Veräußerung von Aktien, die von einem in Deutschland unbeschränkt steuerpflichtigen Einzelunternehmer im Betriebsvermögen gehalten werden, ist in Deutschland unabhängig davon, ob die Veräußerung innerhalb eines Jahres nach der Anschaffung erfolgt oder ob der Veräußerer bzw. im Falle des unentgeltlichen Erwerbs einer seiner Rechtsvorgänger zu mindestens 1 % an der Gesellschaft beteiligt war, einkommensteuer- und solidaritätszuschlagspflichtig sowie bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs auch gewerbesteuerpflichtig. Bemessungsgrundlage ist bei der Veräußerung von Aktien die Hälfte des Gewinns. Veräußerungsverluste und Aufwendungen in wirtschaftlichem Zusammenhang mit der Veräußerung von Aktien sind, soweit sie steuerlich geltend gemacht werden können, nur zur Hälfte zu berücksichtigen. Die Gewerbesteuer ist grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf die persönliche Einkommensteuer des Aktionärs anrechenbar. Gewinne aus der Veräußerung von Anteilen an Kapitalgesellschaften können unter bestimmten Voraussetzungen zeitlich begrenzt bis zu einem Höchstbetrag von EUR 500.000 von den Anschaffungskosten bestimmter anderer Wirtschaftsgüter abgezogen werden.

(iii) Ist Aktionär eine Personengesellschaft, so wird Einkommen- bzw. Körperschaftsteuer nur auf Ebene des jeweiligen Gesellschafters erhoben. Die Besteuerung hängt dabei davon ab, ob der Gesellschafter eine Körperschaft oder natürliche Person ist: Ist der Gesellschafter eine Körperschaft, ist der Veräußerungsgewinn grundsätzlich zu 95 % steuerbefreit (siehe oben (i)). Ist der Gesellschafter eine natürliche Person, unterliegt die Hälfte des Veräußerungsgewinns der Einkommensteuer zuzüglich Solidaritätszuschlag (siehe oben (ii)). Zusätzlich unterliegt der Veräußerungsgewinn bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs der Personengesellschaft bei dieser der Gewerbesteuer. Die erwähnten einkommen- und körperschaftsteuerlichen Freistellungen (nur hälftige Erfassung des Veräußerungsgewinns bzw. Befreiung von 95 % des Veräußerungsgewinns) gelten für Zwecke der Gewerbesteuer entsprechend, soweit an der Personengesellschaft natürliche Personen oder Körperschaften beteiligt sind. Wenn der Gesellschafter eine natürliche Person ist, wird die von der Personengesellschaft gezahlte, auf seinen Anteil entfallende Gewerbesteuer grundsätzlich im Wege eines pauschalierten Anrechnungsverfahrens auf seine persönliche Einkommensteuer angerechnet.

Im Ausland ansässige Aktionäre

Werden die Aktien von einer im Ausland ansässigen, in Deutschland beschränkt steuerpflichtigen natürlichen Person veräußert, die (i) die Aktien im Betriebsvermögen einer inländischen Betriebsstätte oder festen Einrichtung oder in einem Betriebsvermögen, für das ein ständiger Vertreter in Deutschland bestellt ist, hält oder (ii) die selbst oder deren Rechtsvorgänger im Falle eines unentgeltlichen Erwerbs der Aktien zu irgendeinem Zeitpunkt innerhalb der letzten fünf Jahre vor der Veräußerung der Aktien unmittelbar oder mittelbar zu mindestens 1 % am Kapital der Gesellschaft beteiligt war, so unterliegen die erzielten Veräußerungsgewinne in Deutschland zur Hälfte der Einkommensteuer zuzüglich 5,5 % Solidaritätszuschlag auf die Einkommensteuerschuld und bei Zurechnung der Aktien zu einer inländischen Betriebsstätte eines Gewerbebetriebs auch zur Hälfte der Gewerbesteuer. Die meisten Doppelbesteuerungsabkommen sehen jedoch außer im vorgenannten Fall (i) eine uneingeschränkte Befreiung von der deutschen Besteuerung vor.

Veräußerungsgewinne, die eine im Ausland ansässige, in Deutschland beschränkt steuerpflichtige Körperschaft erzielt, sind — vorbehaltlich bestimmter Ausnahmen für Unternehmen des

Finanz- und Versicherungssektors — grundsätzlich zu 95 % von der Gewerbe- und Körperschaftsteuer befreit; 5 % der Gewinne gelten pauschal als nicht abziehbare Betriebsausgaben und unterliegen deshalb der Körperschaftsteuer (zuzüglich Solidaritätszuschlag). Veräußerungsverluste und andere Gewinnminderungen, die im Zusammenhang mit den veräußerten Aktien stehen, dürfen steuerlich grundsätzlich nicht als Betriebsausgaben abgezogen werden.

Sonderregeln für Unternehmen des Finanz- und Versicherungssektors als Aktionäre

Soweit Kreditinstitute und Finanzdienstleistungsinstitute, einschließlich solcher mit Sitz in einem anderen Mitgliedstaat der Europäischen Gemeinschaft oder in einem anderen Vertragsstaat des EWR-Abkommens, Aktien, die nach § 1 Abs. 12 des Gesetzes über das Kreditwesen dem Handelsbuch zuzurechnen sind, halten bzw. veräußern, gelten weder für Dividenden noch für Veräußerungsgewinne das Halbeinkünfteverfahren bzw. die 95 %ige Befreiung von der Körperschaftsteuer und gegebenenfalls von der Gewerbesteuer, es sei denn, die Dividenden sind im Rahmen der sog. Mutter-Tochter-Richtlinie (Richtlinie Nr. 90/435/EWG des Rates vom 23. Juli 1990) steuerlich begünstigt. Für Aktien, die von Finanzunternehmen im Sinne des Gesetzes über das Kreditwesen mit dem Ziel der kurzfristigen Erzielung eines Eigenhandelserfolges erworben werden, sowie für Aktien, die bei Lebens- und Krankenversicherungsunternehmen den Kapitalanlagen zuzurechnen sind oder die von Pensionsfonds gehalten werden, gilt dies entsprechend.

Erbschaft- bzw. Schenkungsteuer

Der Übergang von Aktien auf eine andere Person durch Schenkung oder von Todes wegen unterliegt der deutschen Erbschaft- bzw. Schenkungsteuer grundsätzlich nur, wenn

(i) der Erblasser, der Schenker, der Erbe, der Beschenkte oder der sonstige Erwerber zurzeit des Vermögensüberganges seinen Wohnsitz oder seinen gewöhnlichen Aufenthalt in Deutschland hatte oder sich als deutscher Staatsangehöriger nicht länger als fünf Jahre dauernd im Ausland aufgehalten hat, ohne im Inland einen Wohnsitz zu haben, oder

(ii) die Aktien beim Erblasser oder Schenker zu einem Betriebsvermögen gehörten, für das in Deutschland eine Betriebsstätte unterhalten wurde oder ein ständiger Vertreter bestellt war, oder

(iii) der Erblasser oder Schenker zum Zeitpunkt des Erbfalls oder der Schenkung entweder allein oder zusammen mit anderen ihm nahestehenden Personen zu mindestens 10 % am Grundkapital der Gesellschaft unmittelbar oder mittelbar beteiligt war.

Die wenigen gegenwärtig in Kraft befindlichen deutschen Erbschaftsteuer-Doppelbesteuerungsabkommen sehen in der Regel vor, dass deutsche Erbschaft- bzw. Schenkungsteuer nur in Fall (i) und mit Einschränkungen in Fall (ii) erhoben werden kann.

Besondere Vorschriften gelten für bestimmte deutsche Staatsangehörige, die im Inland weder einen Wohnsitz noch ihren gewöhnlichen Aufenthalt haben.

Sonstige Steuern

Bei Kauf, Verkauf oder sonstiger Veräußerung von Aktien fällt keine deutsche Kapitalverkehrsteuer, Umsatzsteuer, Stempelsteuer oder ähnliche Steuer an. Unter bestimmten Voraussetzungen ist es jedoch möglich, dass Unternehmer zu einer Umsatzsteuerpflicht der ansonsten steuerfreien Umsätze optieren. Vermögensteuer wird in Deutschland gegenwärtig nicht erhoben.

Finanzteil

Inhaltsverzeichnis

Gruppenabschluss (Combined Financial Statements, IFRS) des LANXESS-Konzerns für das Geschäftsjahr 2003

Ungeprüfter Zwischenbericht (Combined Financial Statements, IFRS) des LANXESS-Konzerns zum 30. September 2004

LANXESS AG (vormals SIFRI Beteiligungs AG)

Drei-Jahres-Übersichten, Jahresabschluss (HGB) zum 31. Dezember 2003 und Auszüge aus den Jahresabschlüssen (HGB) für die Geschäftsjahre 2002 und 2001

[Diese Seite wurde absichtlich freigelassen.]

Gruppenabschluss
(Combined Financial Statements, IFRS)
des LANXESS-Konzerns
für das Geschäftsjahr 2003

[Diese Seite wurde absichtlich freigelassen.]

Gewinn- und Verlustrechnung Teilkonzern LANXESS

	Anhang	31.12.2002	31.12.2003
		in Mio. €	
Umsatzerlöse	(1)	6.763	6.315
Kosten der umgesetzten Leistungen		–5.285	–5.211
Bruttoergebnis vom Umsatz		1.478	1.104
Vertriebskosten		–985	–935
Forschungs- und Entwicklungskosten	(2)	–149	–168
Allgemeine Verwaltungskosten		–202	–257
Sonstige betriebliche Erträge	(3)	76	57
Sonstige betriebliche Aufwendungen	(4)	–337	–1.098
Operatives Ergebnis (EBIT)	(5)	–119	–1.297
Beteiligungsergebnis	(6)	0	–15
Zinsergebnis	(7)	–71	–54
Übrige finanzielle Aufwendungen und Erträge	(8)	–18	–42
Finanzergebnis		–89	–111
Ergebnis vor Ertragsteuern		–208	–1.408
Ertragsteuern	(9)	90	412
Ergebnis nach Steuern		–118	–996
Anderen Gesellschaftern zustehender Gewinn	(11)	–1	–1
Konzernergebnis		–119	–997
Ergebnis je Aktie (€)	(12)	–1,63	–13,65
Verwässertes Ergebnis je Aktie (€)	(12)	–1,63	–13,65

Bilanz Teilkonzern LANXESS

	Anhang	31.12.2002	31.12.2003
		in Mio. €	
AKTIVA			
Anlagevermögen			
Immaterielle Vermögenswerte	(16)	379	99
Sachanlagen	(17)	2.575	1.551
Finanzanlagen	(18)	67	40
		3.021	1.690
Umlaufvermögen			
Vorräte	(19)	1.094	1.096
Forderungen und sonstige Vermögenswerte			
Forderungen aus Lieferungen und Leistungen	(20)	1.048	990
Forderungen aus Krediten	(21)	182	256
Übrige Forderungen und sonstige Vermögenswerte	(21)	217	298
		1.447	1.544
Wertpapiere und Schuldscheine		0	0
Schecks, Kassenbestand, Guthaben bei Kreditinstituten		10	13
Flüssige Mittel	(22)	10	13
		2.551	2.653
Latente Steuern	(9)	25	170
Rechnungsabgrenzungsposten	(23)	22	18
Bilanzsumme		5.619	4.531
PASSIVA			
Eigenkapital			
Kapital		2.848	2.729
Konzernergebnis		–119	–997
Unterschied aus Währungsumrechnung		–264	–374
Übriges Comprehensive Income		0	0
	(24)	2.465	1.358
Anteile anderer Gesellschafter	(25)	39	43
Fremdkapital			
Langfristiges Fremdkapital			
Langfristige Finanzverbindlichkeiten	(28)	446	209
Übrige langfristige Verbindlichkeiten	(30)	1	1
Pensionsrückstellungen und ähnliche Verpflichtungen	(26)	324	408
Andere langfristige Rückstellungen	(27)	171	252
		942	870
Kurzfristiges Fremdkapital			
Kurzfristige Finanzverbindlichkeiten	(28)	974	1.233
Verbindlichkeiten aus Lieferungen und Leistungen	(29)	428	574
Übrige kurzfristige Verbindlichkeiten	(30)	212	187
Kurzfristige Rückstellungen	(27)	193	153
		1.807	2.147
		2.749	3.017
Latente Steuern	(9)	310	57
Rechnungsabgrenzungsposten	(32)	56	56
Bilanzsumme		5.619	4.531

Eigenkapitalentwicklung Teilkonzern LANXESS

	Kapital	Konzernergebnis	Währungsumrechnung	Übriges Comprehensive Income	Summe
			in Mio. €		
31.12.2001	2.848	0	–158	0	2.690
Dividendenzahhlungen					0
Thesaurierung					0
Währungsänderungen			–106		–106
Sonstige Eigenkapitalveränderungen					0
Konzernergebnis		–119			–119
31.12.2002	2.848	–119	–264	0	2.465
31.12.2002	2.848	–119	–264	0	2.465
Dividendenzahlungen					0
Thesaurierung	–119	119			0
Währungsänderungen			–110		–110
Sonstige Eigenkapitalveränderungen					0
Konzernergebnis		–997			–997
31.12.2003	2.729	–997	–374	0	1.358

Finanzierungsrechnung Teilkonzern LANXESS*

	Anhang	2002	2003
		in Mio. €	
Operatives Ergebnis (EBIT)		–119	–1.297
Ausgaben Ertragsteuern		–70	12
Abschreibungen Anlagevermögen		626	1.477
Veränderung Pensionsrückstellungen		–20	25
Gewinne / Verluste aus Abgang von Anlagevermögen		6	6
Brutto-Cashflow		423	223
Zunahme Vorräte		–77	–55
Abnahme Forderungen aus Lieferungen und Leistungen		43	29
Zunahme Verbindlichkeiten aus Lieferungen und Leistungen		130	42
Veränderung übriges Nettoumlaufvermögen		–150	107
Zufluss aus operativer Geschäftstätigkeit (Netto-Cashflow)	(36)	369	346
Ausgaben für Sachanlagen		–393	–312
Einnahmen aus dem Verkauf von Sachanlagen		62	65
Ausgaben für Finanzanlagen		–21	–58
Ausgaben für Beteiligungserwerbe abzüglich übernommener Zahlungsmittel		0	0
Zins- und Dividendeneinnahmen		5	5
Ausgaben/Einnahmen aus Wertpapieren		0	0
Abfluss aus investiver Tätigkeit	(37)	–347	–300
Eigenkapitalveränderung		0	0
Kreditaufnahme		171	159
Schuldentilgung		–120	–136
Zinsausgaben		–76	–69
Abfluss aus Finanzierungstätigkeit	(38)	–25	–46
Zahlungswirksame Veränderung aus Geschäftstätigkeit		–3	0
Zahlungsmittel 1.1.		13	10
Veränderung Zahlungsmittel aus Konzernkreisänderungen		0	3
Veränderung Zahlungsmittel durch Wechselkursänderungen		0	0
Zahlungsmittel 31.12.	(39)	10	13
Wertpapiere und Schuldscheine		0	0
Flüssige Mittel laut Bilanz		10	13

* In den im Gemeinsamen Spaltungsbericht wiedergegebenen Combined Financial Statements 2002 führte ein fehlerhafter Ausweis von zum 1. Januar 2002 bereits vorhandenen Sachanlagen als Zugänge zu einer fehlerhaften Darstellung der Investitionen um 94 Mio. € und der Abschreibungen auf Gegenstände des Sachanlagevermögens um 40 Mio. € im Berichtsjahr 2002. Dieser technische Fehler wurde in den Combined Financial Statements 2002 korrigiert und hat sich weder auf die Bilanz und die Gewinn- und Verlustrechnung des Berichtsjahres 2002 noch auf die Finanzdaten und Abschlüsse der Folgeperioden ausgewirkt. Im Wesentlichen haben sich hierdurch der Zufluss aus operativer Geschäftstätigkeit (Netto-Cashflow) um 40 Mio. €, der Abfluss aus investiver Tätigkeit um 94 Mio. € und der Zu-/Abfluss aus Finanzierungstätigkeit um 54 Mio. € vermindert. Die Segmentinformationen wurden entsprechend angepasst.

Anhang Teilkonzern LANXESS

Kennzahlen nach Segmenten und Regionen

Kennzahlen nach Segmenten

in Mio. €

Segmente	Chemical Intermediates		Performance Chemicals		Engineering Plastics		Performance Rubber		Überleitung		LANXESS	
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Außenumsatzerlöse	1.447	1.411	2.055	1.925	1.504	1.401	1.484	1.375	273	203	6.763	6.315
Innenumsatzerlöse	105	88	11	7	2	1	1	2	−119	−98		
Operatives Ergebnis (EBIT)	5	−344	67	−176	−146	−488	−2	−246	−43	−43	−119	−1.297
Netto-Cashflow	85	203	98	92	102	80	131	24	−47	−53	369	346
Vermögen	1.220	900	1.391	1.148	1.353	1.051	1.305	1.030	350	402	5.619	4.531
Investitionen	141	79	102	63	72	85	78	78		7	393	312
Abschreibungen	149	463	129	272	171	474	163	250	14	18	626	1.477
Verbindlichkeiten	195	230	353	419	294	348	294	349	1.979	1.784	3.115	3.130
Mitarbeiter (Stand 31.12.)	4.265	4.059	5.129	4.881	3.844	3.658	3.151	2.999	5.071	4.826	21.460	20.423

Kennzahlen nach Regionen

in Mio. €

Regionen	Europa		Nordamerika		Fernost/ Ozeanien		Lateinamerika, Afrika/Nahost		Überleitung		Lanxess	
	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003
Außenumsatzerlöse nach Verbleib	3.606	3.565	1.567	1.346	1.019	887	571	517			6.763	6.315
Vermögen	3.522	2.977	1.441	879	353	266	189	181	114	228	5.619	4.531
Investitionen	289	242	82	47	14	19	8	4			393	312

Geschichte und Ablauf der Abspaltung

Im November 2003 beschlossen Vorstand und Aufsichtsrat der Bayer AG, sich von den mittlerweile im Teilkonzern LANXESS zusammengefassten wesentlichen Teilen der Chemie- und Polymeraktivitäten des Bayer-Konzerns zu trennen. Eine Alternative zur Umsetzung dieser Trennung war die Trennung im Wege der Abspaltung nach dem Umwandlungsgesetz. Im Wege der Abspaltung zur Aufnahme sollten die Teile der Chemie- und Polymeraktivitäten des Bayer-Konzerns auf die LANXESS AG übertragen werden. Im Juli 2004 entschied sich der Bayer-Vorstand, eine Trennung im Wege der Abspaltung anzustreben. Zu diesem Zweck soll im September 2004 zwischen der Bayer AG und der LANXESS AG der im Entwurf vorliegende Abspaltungs- und Übernahmevertrag abgeschlossen werden, der zu seiner Wirksamkeit der Zustimmungen der Hauptversammlungen der Bayer AG und der LANXESS AG bedarf.

Im Unterschied zu den Produkten der verbleibenden Kerngeschäftsfelder des Bayer-Konzerns umfassen die Produkte des LANXESS-Portfolios vorwiegend Produkte, die einen höheren Grad an Marktreife erreicht haben. Die Geschäftsfelder des Teilkonzerns LANXESS weisen gegenüber den verbleibenden Kerngeschäftsfeldern des Bayer-Konzerns niedrigere Markteintrittsbarrieren und Wachstumsraten auf. Die tendenziell geringeren Margen erfordern den Aufbau schlanker Strukturen mit niedriger Komplexität sowie die konsequente Optimierung von Anlagen und Prozessen. Der Vorstand ist der Auffassung, dass die Abspaltung des Teilkonzerns LANXESS die Basis bildet, um die erforderlichen Maßnahmen konsequenter ergreifen zu können und optimierte Strukturen und Prozesse nach den besonderen Erfordernissen der Chemie- und Polymeraktivitäten zu gestalten.

Die Trennung von den im Teilkonzern LANXESS zusammengefassten Chemie- und Polymeraktivitäten des Bayer-Konzerns soll dabei in zwei Schritten vollzogen werden. In einem ersten, vorbereitenden Schritt wurden und werden die Chemie- und Polymeraktivitäten in eine von der Bayer AG gehaltene 100%ige Tochtergesellschaft mit der Firmierung LANXESS Deutschland GmbH sowie in deren Tochtergesellschaften überführt. In einem zweiten Schritt sollen die Anteile der Bayer AG an der LANXESS Deutschland GmbH im Wege der Abspaltung nach dem Umwandlungsgesetz auf die LANXESS AG übertragen werden. Die Übertragung des abzuspaltenden Vermögens soll im Verhältnis zwischen der Bayer AG und der LANXESS AG mit wirtschaftlicher Wirkung zum 01. Juli 2004 erfolgen. Die Abspaltung wird mit Eintragung ins Handelsregister der Bayer AG rechtlich wirksam. Als Gegenleistung gewährt die LANXESS AG Aktien an die Aktionäre der Bayer AG. Diese Aktien der LANXESS AG sollen zum amtlichen Markt mit gleichzeitiger Zulassung zum Teilbereich des amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard) an der Frankfurter Wertpapierbörse in Deutschland zugelassen werden. Das Kapitel III im Gemeinsamen Spaltungsbericht der Vorstände der Bayer AG und der LANXESS AG enthält eine Beschreibung des Ablaufs der Abspaltung sowie eine detaillierte Erläuterung der Gründe für die Abspaltung. Der Gemeinsame Spaltungsbericht liegt im Entwurf vor.

Unternehmensstruktur und Segmentierung

Im Wesentlichen setzen sich die im Teilkonzern LANXESS zusammengefassten Chemie- und Polymeraktivitäten des Bayer-Konzerns aus strategischen Geschäftseinheiten des Bayer-Konzerns mit jeweils eigener Managementverantwortung zusammen. Hierzu zählen insbesondere die operativen Tätigkeiten des bisherigen Teilkonzerns Bayer Chemicals mit Ausnahme der H.C. Starck GmbH und der Wolff Walsrode AG sowie die Polymerbereiche Rubber Chemicals, Semi-Crystalline Products, Styrenics, BR/Butyl, Technical Rubber Products und Fibers. Aus dem Bereich „Styrenics" nicht übertragen wird die Berichtseinheit „Blends", die im Bayer-Konzern verbleibt. Die Beteiligungen der Bayer Chemicals AG an der DyStar Holding Inc., der DyStar Textilfarben GmbH, der GE Bayer Silicones GmbH & Co. KG sowie der GE Bayer Silicones Verwaltungs-GmbH, die im Bayer-Konzernabschluss „at-equity" bilanziert werden, sind nicht den im Teilkonzern LANXESS zusammengefassten Chemie- und Polymeraktivitäten zugeordnet worden.

Neben der Übertragung der zugeordneten operativen Einheiten wurden bestimmte teilkonzernübergreifende Service- und die in einer gekapselten Organisationseinheit zusammengefassten Corporate-Center-Funktionen, die auch Leistungen für die zu übertragenden

Polymer- und Chemieaktivitäten in der Vergangenheit erbrachten, ebenfalls im Teilkonzern LANXESS berücksichtigt.

Aus der Bayer Business Services GmbH wurden insbesondere Teile aus den Funktionen Business Consulting, Entwicklung von IT-basierten Systemen, Entwicklung und Support von Forschungssystemen, Beschaffung, Law & Patent Services und HR Recruiting Services übertragen; im Fall der Bayer Industry Services GmbH & Co. OHG wurden insbesondere die Funktionen anlagennahe Ingenieur- und Instandhaltungsleistungen und im Fall der Bayer Technology Services GmbH insbesondere die Teile aus den Funktionen Engineering, Betriebsbetreuung, Prozessanalysentechnik, Baubetreuung und Bauplanung übernommen. Von der Euroservices Bayer GmbH — einer Tochtergesellschaft der Bayer Business Services GmbH — wurde weiterhin ein dem Teilkonzern LANXESS zuzuordnender Teil der Accounting-Aktivitäten übertragen. Auch im Ausland wurden in verschiedenen Ländern Servicefunktionen auf den Teilkonzern LANXESS übertragen.

Der Teilkonzern LANXESS besteht aus 17 operativen Business Units, die ausgehend von der operativen Steuerung und der internen Berichtsstruktur entsprechend den Anforderungen der IFRS zu den vier Segmenten Performance Chemicals, Chemical Intermediates, Performance Rubber und Engineering Plastics zusammengefasst werden. Im Hinblick auf die zu übertragenden Aktivitäten wird im Folgenden die künftige Berichtsstruktur des LANXESS-Konzerns zu Vergleichszwecken der bisherigen Berichtsstruktur des Bayer-Konzerns gegenübergestellt.

TK	Segmente	Berichtsgruppen (Berichtsstruktur im Jahr 2003) / Geschäftsbereiche (nach Abspaltung: Segmente) (Berichtsstruktur im Jahr 2004)	LANXESS: Chemical Intermediates	LANXESS: Performance Chemicals	LANXESS: Engineering Plastics	LANXESS: Performance Rubber
Polymers	**Kunststoffe/ Kautschuk**	Thermoplastic Polymers			Semi-Crystalline Products, Styrenics (ABS/SAN)(neu: Styrenic Resins)	
Polymers	**Kunststoffe/ Kautschuk**	Rubber Polymers		Rubber Chemicals (neu: Rubber Chemicals und RheinChemie)		BR/Butyl (neu: Polybutadien Rubber, Butyl Rubber), Technical Rubber Products
Polymers	**Polyurethane/ Lackrohstoffe/ Fasern**	Coating Materials/Fibers			Fibers	
Chemicals	**Chemicals**	Industrial Chemicals	Basic Chemicals, Inorganic Pigments	Ion Exchange Resins		
Chemicals	**Chemicals**	Custom Manufacturing	Fine Chemicals			
Chemicals	**Chemicals**	Functional Chemicals		Functional Chemicals (neu: Material Protection Products und Functional Chemicals)		
Chemicals	**Chemicals**	Process Chemicals		Textile Processing Chemicals, Leather, Paper		

Das Kapitel IV im Gemeinsamen Spaltungsbericht enthält eine detailliertere Beschreibung der Geschäftsaktivitäten des Teilkonzerns LANXESS. Der Gemeinsame Spaltungsbericht liegt im Entwurf vor.

Grundlagen der abschlussbezogenen Berichterstattung

Da der Bayer-Konzern vor der Abspaltung in Bezug auf die Geschäftstätigkeit des Teilkonzerns LANXESS keine getrennten Jahresabschlüsse erstellt hatte und der Teilkonzern LANXESS in der Vergangenheit keine eigene Berichtseinheit war, sind die sogenannten Combined Financial Statements des Teilkonzerns LANXESS für die Geschäftsjahre 2002 und 2003 aus der Konzernberichterstattung des Bayer-Konzerns abgeleitet worden. Maßgeblich für die Zuordnung der Geschäftsaktivitäten zum Teilkonzern LANXESS sind die entsprechenden Bestimmungen der zur Bildung des Teilkonzerns LANXESS abgeschlossenen Vereinbarungen. Ansatz und Bewertung der auf den Teilkonzern LANXESS zu übertragenden Vermögenswerte und Verpflichtungen erfolgten in den Combined Financial Statements nach den Vorschriften der jeweiligen an den Abschlussstichtagen gültigen Richtlinien des International Accounting Standards Board (IASB), London.

Zweck der Combined Financial Statements ist es, die abzuspaltenden Geschäftsaktivitäten in der Berichterstattung so wiederzugeben, als hätte der Teilkonzern LANXESS bereits in der Vergangenheit in seiner für die Abspaltung definierten Struktur bestanden. Dazu wurden die abzuspaltenden Aktivitäten dem Teilkonzern LANXESS zugeordnet und so für die Geschäftsjahre 2002 und 2003 dargestellt, dass Vermögenswerte und Verpflichtungen inklusive Aufwendungen und Erträge, die für die Durchführung der Geschäftsaktivitäten erforderlich waren bzw. im Zusammenhang mit diesen anfielen, enthalten sind. Hierbei wurden zentrale Kosten, die in der Vergangenheit nicht direkt den übertragenden Bereichen zugeordnet wurden, aber im Zusammenhang mit diesen Geschäftsaktivitäten anfielen, entsprechend berücksichtigt. Dies gilt auch für Leistungen des Corporate Centers der Bayer AG, in der die wesentlichen Leitungs- und Steuerungsfunktionen für den Teilkonzern LANXESS wahrgenommen werden wie Board Office, Corporate Devolopment, Industrial & Environmental Affairs, Treasury, Tax, Corporate Controlling, Accounting, Communications, Law & Intellectual Property und Human Resources. Zu diesem Zweck wurden Aufwendungen auf Basis der anteiligen historischen Kosten in Höhe von 26 Mio. € im Geschäftsjahr 2002 und 24 Mio. € im Geschäftsjahr 2003 in den Combined Financial Statements ausgewiesen.

Zur Aufstellung der Combined Financial Statements müssen zusätzliche Annahmen getroffen und Schätzungen vorgenommen werden, die Auswirkungen auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten haben. Die tatsächlichen Werte können von den Schätzungen abweichen. Die hier wiedergegebenen Combined Financial Statements spiegeln daher nicht notwendigerweise die Vermögens-, Finanz- und Ertragslage wider, welche sich ergeben hätte, wenn der Teilkonzern LANXESS bereits seit dem 1. Januar 2002 als eigenständige Gruppe existiert hätte und die zugrunde liegenden Transaktionen zwischen LANXESS- und Bayer-Gesellschaften demnach zwischen selbstständigen Gesellschaften abgewickelt worden wären. Die fehlende historische Einheit und Eigenständigkeit des Teilkonzerns LANXESS schränken die Aussagekraft der Combined Financial Statements aus den hier genannten Gründen ein. Die Combined Financial Statements nehmen für sich aus den gleichen Gründen nicht in Anspruch, eine Prognose über die zukünftige Entwicklung der im Teilkonzern LANXESS gebündelten Geschäftsaktivitäten zu ermöglichen.

Ermittlung der Combined Financial Statements

Grundsätzlich orientieren sich die Abgrenzungen des zu übertragenden Geschäftes an den Strukturen der Konzernberichterstattung und damit an den ihr zugrunde liegenden Berichtseinheiten. Deshalb wurden abweichende Zuordnungen von Einzelprodukten unterhalb dieser Ebene nicht berücksichtigt. Sie bilden allerdings lediglich die Ausnahme und führen nach heutigem Kenntnisstand insgesamt zu keinen wesentlich anderen Aussagen für den Teilkonzern LANXESS.

Die Abschlüsse der in die Combined Financial Statements einbezogenen Unternehmen basieren auf einheitlichen Bilanzierungs- und Bewertungsgrundsätzen. Wertansätze, die auf steuerlichen Vorschriften beruhen, werden nicht in die Combined Financial Statements übernommen. Die Einzelabschlüsse der Beteiligungen sind auf den Stichtag der Combined Financial Statements aufgestellt. Die Konzernberichterstattung in den Combined Financial Statements erfolgt in Millionen Euro (Mio. €). Die Gewinn- und Verlustrechnung ist nach dem Umsatzkostenverfahren erstellt worden. In der Gewinn- und Verlustrechnung sowie in der Bilanz sind einzelne Posten zur Verbesserung der Klarheit zusammengefasst; sie werden im Anhang erläutert. Nach IAS 1 (Presentation of Financial Statements) wird beim Ausweis in der Bilanz zwischen lang- und kurzfristigem Fremdkapital unterschieden. Als kurzfristig werden Verbindlichkeiten und Rückstellungen angesehen, wenn sie innerhalb eines Jahres fällig sind. Ertragsteuern wurden grundsätzlich in Abhängigkeit der jeweiligen Ergebnisbeiträge der zu übertragenden Unternehmensteile des Teilkonzerns LANXESS für jeden ausgewiesenen Zeitraum zugeordnet. Das künftige tatsächliche Steuerergebnis des LANXESS-Konzerns ist allerdings von der rechtlichen Struktur und den steuerlichen Strategien des eigenständigen LANXESS-Konzerns abhängig.

In den Combined Financial Statements sind sowohl die gesamten Geschäftsaktivitäten bereits bestehender Rechtseinheiten (Share Deals) als auch jeweils einzeln zu übertragende Unternehmensteile (Asset Deals) einschließlich der zu übertragenden Dienstleistungen enthalten.

Geschäftsaktivitäten bereits bestehender Rechtseinheiten (Share Deals)

In den Combined Financial Statements werden 34 Gesellschaften berücksichtigt, die ausschließlich LANXESS-relevantes Geschäft enthielten. Die Anteile an diesen Gesellschaften wurden bereits oder werden noch auf die LANXESS Deutschland GmbH oder auf eine ihrer direkten oder indirekten Tochtergesellschaften übertragen. Die jeweiligen Gesellschaften wurden auf Grundlage ihrer historischen Abschlüsse der Geschäftsjahre 2002 und 2003 in die Combined Financial Statements einbezogen, sodass ausschließlich die konzerninternen Transaktionen zwischen dem übrigen Teil des Bayer-Konzerns sowie dem Teilkonzern LANXESS zu untersuchen und gegebenenfalls umzuklassifizieren waren.

Weitere vier Gesellschaften, die überwiegend dem Teilkonzern LANXESS zuzurechnende Geschäfte betreiben, wurden ebenso auf Grundlage ihrer historischen Einzelabschlüsse einbezogen, wobei allerdings die dem übrigen Teil des Bayer-Konzerns zuzuordnenden Unternehmensteile bzw. Geschäftsaktivitäten in eine neue oder bereits bestehende Bayer-Gesellschaft übertragen wurden.

Zu übertragende Geschäftsaktivitäten (Asset Deals)

Bei weiteren 28 Gesellschaften mit überwiegend im Bayer-Konzern verbleibenden Geschäftsaktivitäten, deren LANXESS-Geschäft in rechtlich selbstständige Einheiten überführt werden sollen, wurden zur Abbildung des LANXESS-Geschäfts Vermögensteile aus den bestehenden Gesellschaften herausgelöst. Dabei wurde insbesondere berücksichtigt, dass Transaktionen mit beim Bayer-Konzern verbleibenden Unternehmensbereichen nunmehr als konzernexterne Beziehungen abzubilden waren. In diesem Zusammenhang sind für die zu übertragenden Unternehmensteile separate Abschlüsse erstellt worden, die in die Combined Financial Statements einbezogen wurden.

Die nachfolgenden Kriterien lagen der in diesem Zusammenhang notwendigen Zuordnung von Vermögenswerten und Verpflichtungen zugrunde. Grundsätzlich wurden die gemäß der jeweiligen Vereinbarung zu übertragenden Vermögenswerte bzw. Verpflichtungen den operativen Geschäftsaktivitäten nutzungs- und verursachungsgerecht zugeordnet. Für Gegenstände des Anlage- und Umlaufvermögens, die nicht auf den Teilkonzern LANXESS rechtlich übertragen werden, aber dennoch für den Geschäftsbetrieb des Teilkonzerns LANXESS erforderlich sind, erhält dieser entsprechende Nutzungsrechte. Soweit die auf den Teilkonzern LANXESS übertragenen Vermögenswerte weiterhin für die Fortführung der im Bayer-Konzern verbleibenden Aktivitäten benötigt werden, werden dem Bayer-Konzern entsprechende Nutzungsrechte durch den LANXESS-Konzern eingeräumt; dies ist insbesondere bei den gemeinsam genutzten Grundstücken und Gebäuden der Fall.

Sich auf einzelne Unternehmensbereiche beziehende Verbindlichkeiten, etwa Verbindlichkeiten aus Lieferungen und Leistungen, Vorauszahlungen und Schuldwechsel, wurden im Wesentlichen auf Grundlage der Verantwortlichkeit zugeordnet, d. h. in welchem Unternehmensbereich die Verbindlichkeit entstanden war. Grundsätzlich wurden auch Rückstellungen auf Grundlage der Verantwortlichkeit berücksichtigt. Dies umfasst auch Rückstellungen für Umweltangelegenheiten und Restrukturierungsmaßnahmen. Für Pensionen und andere Ruhestandsleistungen siehe — *Pensionen und ähnliche Verpflichtungen* — im gleichen Abschnitt. Finanzverbindlichkeiten wurden, wie in — *Kapitalstruktur* — beschrieben, zugeordnet.

Vor der Abspaltung festgestellte Steuerforderungen bzw. -verbindlichkeiten verbleiben im Allgemeinen beim Bayer-Konzern und wurden in den Combined Financial Statements des Teilkonzerns LANXESS nicht angegeben, es sei denn, die zugrunde liegende Transaktion war eindeutig einem Unternehmensbereich des Teilkonzerns zuzuordnen und die landesspezifische Steuergesetzgebung gestattet die Übertragung von Steuerforderungen auf andere Steuerzahler.

Latente Steuern wurden in den Combined Financial Statements auf zeitliche Unterschiede zwischen den Wertansätzen von Vermögenswerten und Schulden in Handels- und Steuerbilanz ermittelt. Der Berechnung liegen die in den einzelnen Ländern zum Realisierungszeitpunkt erwarteten Steuersätze zugrunde. Diese basieren grundsätzlich auf den am Bilanzstichtag gültigen bzw. verabschiedeten gesetzlichen Regelungen und können von den tatsächlichen Steuersätzen abweichen, die erreicht worden wären, wenn die Unternehmensbereiche des Teilkonzerns

LANXESS in den angegebenen Zeiträumen tatsächlich als getrennte Unternehmen operiert hätten.

Erträge und Aufwendungen wurden wie die Vermögenswerte und Verpflichtungen ebenfalls grundsätzlich verursachungsgerecht zugeordnet. Bei gemeinsam genutzten Funktionsbereichen, wie z. B. Vertrieb sowie Forschung und Entwicklung, erfolgte die Aufwandsverrechnung nach dem Prinzip der Hauptnutzung. Bei gemeinsam in Anspruch genommenen Services (Kraftwerke, Laboratorien, Produktionsanlagen und Lagergebäude) wird darüber hinaus die Erfassung von Leistungen und deren Abrechnung in sogenannten Term Sheets geregelt. Damit wird bei der Erstellung der historischen Finanzdaten des Teilkonzerns LANXESS dem Grundsatz des sogenannten „Costs of Doing Business" Rechnung getragen, wobei zu berücksichtigen ist, dass diese dem Teilkonzern LANXESS zugeordneten Beträge die Aufwendungen und Erträge widerspiegeln, wie sie sich auf dieser Grundlage im Rahmen des Bayer-Konzerns für den Teilkonzern LANXESS ergeben hätten.

Service- und Agenturgesellschaften

Auch für Dienstleistungen von sieben Bayer-Servicegesellschaften, welche bisher Leistungen für den Teilkonzern LANXESS erbracht haben, wurden für die zu übertragenden Unternehmensteile separate Abschlüsse zum Zwecke der Konsolidierung erstellt.

Im Bereich des Vertriebs wird der zukünftige LANXESS-Konzern voraussichtlich in Ländern, in denen keine entsprechend umfangreichen auf den LANXESS-Konzern zu übertragenden Chemie- bzw. Polymeraktivitäten des Bayer-Konzerns vorhanden waren, das bisherige Vertriebsnetz des Bayer-Konzerns auf der Grundlage von Handelsvertreter- und Eigenhändlerverträgen nutzen. In den Combined Financial Statements wurden in diesen Fällen die in der Vergangenheit angefallenen Kosten berücksichtigt. Diese sogenannten Agentur-Gesellschaften werden weiterhin in den Konzernabschluss der Bayer AG einbezogen.

Pensionen und ähnliche Verpflichtungen

Maßgeblich für die Darstellung der Pensionsverpflichtungen in den Combined Financial Statements und der zu übertragenden Verpflichtungen waren für die Stichtage 31. Dezember 2002 und 31. Dezember 2003 separate versicherungsmathematische Gutachten, denen jeweils Personallisten mit den auf den Teilkonzern LANXESS übergehenden Mitarbeitern zugrunde lagen. Die Verpflichtungen wurden damit überwiegend personenindividuell ermittelt; nur in Ausnahmefällen erfolgte eine Zuordnung über mitarbeiterproportionale Verteilungsschlüssel.

In Bezug auf die Versorgungsansprüche von vor dem 01. Juli 2004 bereits im Ruhestand befindlichen oder zuvor ausgeschiedenen Mitarbeitern mit unverfallbaren Ansprüchen bestehen länder- oder gesellschaftsspezifische Regelungen, die hinsichtlich der für den Teilkonzern LANXESS wesentlichen Versorgungssysteme in Deutschland, USA und Kanada im Folgenden erläutert werden.

Für Deutschland wurde durch die zur Bildung des Teilkonzerns abgeschlossenen und noch abzuschließenden Vereinbarungen festgelegt, dass alle Pensionsverpflichtungen der aktiven Mitarbeiter, die am 01. Juli 2004 dem Teilkonzern LANXESS zugeordnet wurden, auf den LANXESS-Konzern übergehen. Gleichzeitig verbleiben alle Verpflichtungen von Mitarbeitern, die mit unverfallbaren Ansprüchen bis zum 01. Juli 2004 ausgeschieden sind, beim Bayer-Konzern.

Demgegenüber erfolgte die Zuordnung der Verpflichtungen in den USA auf der Grundlage der bestehenden Pensionspläne. Bei Plänen, die neben den Verpflichtungen gegenüber aktiven Mitarbeitern zusätzlich auch die Verpflichtungen gegenüber ehemaligen Mitarbeitern enthalten und wirtschaftlich dem Teilkonzern LANXESS zugeordnet werden konnten, wurde die Verpflichtung vollständig auf den Teilkonzern LANXESS übertragen. Darüber hinaus wurden Pläne zugeordnet, bei denen nur die Verpflichtungen der aktiven Mitarbeiter übertragen wurden, die restlichen Verpflichtungen jedoch analog der Regelung in Deutschland beim Bayer-Konzern verbleiben. Bei einer weiteren Kategorie von Plänen ist die Pensionsverpflichtung vollständig bei Bayer verblieben.

In Kanada wurden neben den Ansprüchen aktiver Mitarbeiter auch die Verpflichtungen gegenüber Pensionären bzw. mit unverfallbaren Ansprüchen ausgeschiedenen Mitarbeitern auf den Teilkonzern LANXESS übertragen.

Kapitalstruktur

Liquidität und Finanzschulden sind im Bayer-Konzern nicht einzelnen bestehenden Geschäftsaktivitäten zugeordnet, sondern unterliegen der Steuerung auf Gesellschafts- bzw. Konzernebene. Grundlage für die in den Combined Financial Statements abgebildete Liquidität sowie Eigen- und Fremdkapitalstruktur ist die zum Zeitpunkt der rechtlichen Wirksamkeit der Abspaltung angestrebte Nettoverschuldung, die ein Rating im Investment Grade Bereich gewährleisten soll; entsprechend wurde die Finanzierungsstruktur für die Jahre 2002 und 2003 berücksichtigt.

In einem ersten Schritt wurden alle direkt zuordenbaren liquiditätsnahen Forderungen bzw. finanziellen Verpflichtungen zugeordnet. Zur Erreichung der für den Teilkonzern LANXESS angestrebten Finanzausstattung wurde darauf aufbauend in einem weiteren Schritt eine externe Finanzierung bei der LANXESS Deutschland GmbH eingestellt. Der Zinsaufwand für die Jahre 2002 und 2003 basiert auf den Marktzinssätzen von Industrieanleihen im unteren Investment Grade Bereich. Dabei wurde jeweils zur Hälfte eine kurzfristige und eine 5-jährige Zinsbindung angenommen. Der anteilige Finanzierungsbedarf in Fremdwährungen wurde über einen Sicherheitszuschlag berücksichtigt.

Auswirkungen von neuen Rechnungslegungsstandards

Seit dem Jahr 2002 ist IFRS der Begriff für alle vom International Accounting Standards Board (IASB) herausgegebenen Rechnungslegungsstandards und ersetzt somit den älteren Begriff IAS oder International Accounting Standards. Bei einzelnen Rechnungslegungsstandards, welche das IASB vor dieser Terminologieänderung veröffentlicht hat, wird weiterhin das Kürzel „IAS" vorangestellt.

Im Februar 2004 verabschiedete das IASB den International Financial Reporting Standard (IFRS) 2, Share-based Payment, zur Rechnungslegung aktienbasierter Zahlungsvorgänge, einschließlich der Gewährung von Aktienbezugsrechten an Mitarbeiter. IFRS 2 regelt die Bilanzierung einer Gesellschaft für aktienbasierte Zahlungsvorgänge und verlangt ihre Erfassung in der Gewinn- und Verlustrechnung sowie in der Bilanz. IFRS 2 ist für Geschäftsjahre, die am oder nach dem 1. Januar 2005 beginnen, anzuwenden.

Im März 2004 veröffentlichte das IASB den IFRS 3, Business Combinations, der den bis dahin gültigen IAS 22 ersetzt. Gemäß IFRS 3 sind alle Unternehmenszusammenschlüsse nach der Erwerbsmethode zu bilanzieren — die Anwendung der Interessenzusammenführungsmethode wird untersagt. Identifizierbare Vermögenswerte und Schulden sind mit ihrem Fair Value zum Erwerbszeitpunkt zu berücksichtigen. Goodwill darf künftig nicht mehr — wie bisher — planmäßig abgeschrieben werden, sondern muss stattdessen jährlich stattfindenden Werthaltigkeitsprüfungen unterzogen werden. IFRS 3 ist für alle Unternehmenszusammenschlüsse mit Vertragsabschluss am bzw. nach dem 31. März 2004 anzuwenden. Hinsichtlich Goodwill oder immaterieller Vermögenswerte, die im Rahmen eines Unternehmenszusammenschlusses erworben wurden, der vor dem 31. März 2004 stattgefunden hat, muss der Standard erstmalig ab dem nächsten, nach dem 31. März 2004 beginnenden, Geschäftsjahr angewendet werden.

Im März 2004 verabschiedete das IASB den IFRS 4, Insurance Contracts. Dieser Standard ist für nahezu alle Versicherungsverträge anzuwenden, aus denen einer Gesellschaft eine Versicherungsverpflichtung erwächst, sowie für alle Rückversicherungsverträge, die eine Gesellschaft abgeschlossen hat. IFRS 4 ist für Geschäftsjahre anzuwenden, die am oder nach dem 1. Januar 2005 beginnen.

Im März 2004 verabschiedete das IASB den IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Gemäß IFRS 5 sind Vermögenswerte, deren Veräußerung beabsichtigt wird, zum niedrigeren Betrag aus Buchwert einerseits und Fair Value abzüglich Veräußerungskosten andererseits anzusetzen. Darüber hinaus legt der Standard fest, wann

Geschäftseinheiten eines Unternehmens als Discontinued Operations zu klassifizieren sind. IFRS 5 ist ab dem 1. Januar 2005 anzuwenden.

Im März 2004 veröffentlichte das IASB einen Nachtrag zum International Accounting Standard (IAS) 39, Financial Instruments: Recognition and Measurement, der das Fair Value Hedge Accounting zur Sicherung eines Portfolios gegenüber Zinsrisiken regelt. Der Nachtrag vereinfacht die Umsetzung von IAS 39, indem die Nutzung von Fair Value Hedge Accounting zur Zinssicherung eines Portfolios einfacher ermöglicht wird als in früheren Versionen des Standards. Die entsprechenden Anpassungen des IAS 39 sind für Geschäftsjahre anzuwenden, die am oder nach dem 1. Januar 2005 beginnen. Dieser Nachtrag ist allerdings schon früher anzuwenden, wenn auch die überarbeiteten Versionen von IAS 39 (überarbeitet 2003) und IAS 32, Financial Instruments: Disclosure and Presentation (überarbeitet 2003) schon früher Anwendung finden.

Im Zusammenhang mit der Verabschiedung des IFRS 3 im März 2004 hat das IASB ebenfalls IAS 36, Impairment of Assets, und IAS 38, Intangible Assets, überarbeitet. Es wird gefordert, dass Goodwill und immaterielle Vermögenswerte von unbestimmter Nutzungsdauer zumindest einmal jährlich stattfindenden Werthaltigkeitsprüfungen unterzogen werden. Existieren Umstände, die Anlass zu der Annahme geben, dass Wertberichtigungsbedarf besteht, haben zusätzliche Werthaltigkeitsprüfungen auch unterjährig zu erfolgen. Ferner wird die Wertaufholung von Goodwill untersagt. Immaterielle Vermögenswerte, für die nicht konkret bestimmt werden kann, wie lange sie Einzahlungsströme für die Gesellschaft generieren, werden behandelt, als sei ihre Nutzungsdauer unbefristet. Die planmäßige Abschreibung solcher Vermögenswerte ist untersagt, stattdessen unterliegen sie den gleichen Werthaltigkeitsprüfungen wie der Goodwill. Die überarbeiteten Standards sind für Goodwill und immaterielle Vermögenswerte, die aus Unternehmenszusammenschlüssen ab dem 31. März 2004 resultieren und für sonstigen Goodwill und alle immateriellen Vermögenswerte für Geschäftsjahre, die am oder nach dem 31. März 2004 beginnen, anzuwenden.

Der Bayer-Konzern sowie der Teilkonzern LANXESS untersuchen derzeit die Auswirkungen der veränderten Standards auf die Vermögens-, Finanz- und Ertragslage des Teilkonzerns LANXESS.

Grundlagen des Konzernabschlusses

Konsolidierungsmethoden

Die Kapitalkonsolidierung erfolgt nach IAS 22 (Business Combinations) durch Verrechnung der Beteiligungsbuchwerte mit dem anteiligen neu bewerteten Eigenkapital der Tochterunternehmen zum Zeitpunkt ihres Erwerbs durch den Bayer-Konzern. Dabei werden Vermögenswerte und Schulden mit ihren Zeitwerten angesetzt. Verbleibende Unterschiedsbeträge werden als Firmenwerte bilanziert. Die aufgedeckten stillen Reserven und Lasten werden im Rahmen der Folgekonsolidierung entsprechend den korrespondierenden Vermögenswerten und Schulden fortgeführt. Eine Aufdeckung stiller Reserven im Rahmen der Übertragung von Vermögenswerten und Beteiligungen auf den Teilkonzern LANXESS erfolgt nicht.

Die im Geschäftsjahr in den Einzelabschlüssen vorgenommenen Zu- bzw. Abschreibungen auf Anteile an Konzerngesellschaften werden im Konzernabschluss wieder storniert.

Konzerninterne Gewinne und Verluste, Umsätze, Aufwendungen und Erträge sowie die zwischen konsolidierten Gesellschaften bestehenden Forderungen und Verbindlichkeiten werden eliminiert.

Bei den ergebniswirksamen Konsolidierungsvorgängen werden die ertragsteuerlichen Auswirkungen berücksichtigt und latente Steuern in Ansatz gebracht.

Die Konsolidierung von gemeinschaftlich geführten Einheiten erfolgt anteilmäßig nach den gleichen Grundsätzen.

Die Combined Finanical Statements umfassen die dem Teilkonzern LANXESS zuzurechnenden Geschäftsvorfälle und die eingebrachten Geschäftsaktivitäten. Tochterunternehmen und Gemeinschaftsunternehmen, deren Einfluss auf die Vermögens-, Finanz- und Ertragslage im Einzelnen und insgesamt unwesentlich ist, werden nicht konsolidiert. Diese werden mit ihren historischen Anschaffungskosten bzw. niedrigeren Zeitwerten in den Combined Financial Statements berücksichtigt.

Nach der Equity-Methode werden dagegen solche Beteiligungen bewertet, bei denen der Teilkonzern LANXESS — in der Regel aufgrund eines Anteilsbesitzes zwischen 20 und 50 Prozent — einen bedeutenden Einfluss ausübt. Bei Beteiligungen, die nach der Equity-Methode bewertet sind, werden die Anschaffungskosten jährlich um die anteiligen Eigenkapitalveränderungen erhöht bzw. vermindert. Bei der erstmaligen Einbeziehung von Beteiligungen nach der Equity-Methode werden Unterschiedsbeträge aus der Erstkonsolidierung entsprechend den Grundsätzen der Vollkonsolidierung behandelt. In den Combined Financial Statements werden in den Geschäftsjahren 2002 und 2003 keine Gesellschaften at-equity bilanziert.

Währungsumrechnung

In den Einzelabschlüssen, die den Combined Financial Statements zugrunde liegen, werden sämtliche Forderungen und Verbindlichkeiten in fremden Währungen mit dem Kurs am Bilanzstichtag bewertet, unabhängig davon, ob sie kursgesichert sind oder nicht. Termingeschäfte, die — aus wirtschaftlicher Sicht — zur Kurssicherung dienen, werden zu ihren jeweiligen Zeitwerten (Fair Value) angesetzt.

Die Jahresabschlüsse ausländischer Einheiten werden gemäß IAS 21 (The Effects of Changes in Foreign Exchange Rates) nach dem Konzept der Funktionalwährung in Euro umgerechnet. Bei sämtlichen Beteiligungen ist dies die jeweilige Landeswährung, da diese Gesellschaften ihr Geschäft in finanzieller, wirtschaftlicher und organisatorischer Hinsicht selbstständig betreiben. Vermögenswerte und Schulden werden deshalb zum Kurs am Bilanzstichtag, Aufwendungen und Erträge zum Jahresdurchschnittskurs umgerechnet.

Die sich gegenüber den Stichtagskursen ergebenden Unterschiedsbeträge werden im Eigenkapital gesondert als Unterschiedsbetrag aus der Währungsumrechnung ausgewiesen.

Bei der Erstellung der Konzernabschlüsse wurden auch für die zu übertragenden Unternehmensanteile Währungsumrechnungsdifferenzen ermittelt. Dabei wurde unterstellt, dass das Verhältnis der auf den Teilkonzern LANXESS zu übertragenden Vermögenswerte und Schulden zum Nettovermögen der übertragenden Bayer-Gesellschaft den entsprechenden Anteil der Währungsumrechnungsdifferenz widerspiegelt.

Scheiden Konzernunternehmen aus dem Konsolidierungskreis aus, wird die betreffende Währungsumrechnungsdifferenz erfolgswirksam aufgelöst.

Die Wechselkurse wichtiger Währungen zum Euro veränderten sich wie folgt:

		Stichtagskurs		Durchschnittskurs	
		2002	2003	2002	2003
			1 €		
Argentinien	ARS	3,53	3,70	2,97	3,33
Brasilien	BRL	3,71	3,66	2,78	3,47
Großbritannien	GBP	0,65	0,70	0,63	0,69
Japan	JPY	124,39	135,05	118,06	130,96
Kanada	CAD	1,66	1,62	1,48	1,58
Mexiko	MXN	10,99	14,18	9,15	12,22
Schweiz	CHF	1,45	1,56	1,47	1,52
USA	USD	1,05	1,26	0,95	1,13

Bilanzierungs- und Bewertungsgrundsätze

Umsatzerlöse bzw. sonstige betriebliche Erträge

Umsätze — nach Abzug von Steuern und Erlösschmälerungen — werden zum Zeitpunkt der Auslieferung an den Kunden bzw. der Leistungserbringung angesetzt. Soweit Geschäfte vereinbarungsgemäß erst nach einer entsprechenden Annahmeerklärung des Kunden wirksam werden, werden die betreffenden Umsatzerlöse erst dann realisiert, wenn die Annahmeerklärung eingegangen oder die Frist für ihre Abgabe abgelaufen ist. Aufwendungen zur Bildung von Rückstellungen für Kundenrabatte werden in der Periode berücksichtigt, in der die Umsatzrealisierung den rechtlichen Bedingungen entsprechend erfolgt. Zahlungen, die sich auf den Verkauf oder die Auslizenzierung von Technologien oder technologischem Wissen beziehen, werden — sobald die entsprechenden Vereinbarungen in Kraft treten — sofort ergebniswirksam angesetzt, wenn aufgrund der vertraglichen Regelungen sämtliche Rechte und Pflichten an den betreffenden Technologien aufgegeben werden. Bestehen dagegen weiterhin Rechte an der Technologie fort oder sind noch Pflichten aus dem Vertragsverhältnis zu erfüllen, werden die erhaltenen Zahlungen entsprechend der tatsächlichen Gestaltung des Sachverhalts abgegrenzt. Erlöse wie z. B. Lizenzeinnahmen, Mieteinnahmen, Zinserträge oder Dividenden werden ebenfalls entsprechend abgegrenzt.

Forschungs- und Entwicklungskosten

Nach IAS 38 (Intangible Assets) sind Forschungskosten nicht und Entwicklungskosten nur bei Vorliegen bestimmter, genau bezeichneter Voraussetzungen aktivierungsfähig. Eine Aktivierung ist demnach immer dann erforderlich, wenn die Entwicklungstätigkeit mit hinreichender Sicherheit zu künftigen Finanzmittelzuflüssen führt, die über die normalen Kosten hinaus auch die entsprechenden Entwicklungskosten abdecken. Zusätzlich müssen hinsichtlich des Entwicklungsprojektes und des zu entwickelnden Produktes oder Verfahrens verschiedene Kriterien kumulativ erfüllt sein. Diese Voraussetzungen sind wie im Geschäftsjahr 2002 nicht gegeben.

Ertragsteuern

Als Ertragsteuern sind die in den einzelnen Ländern gezahlten oder geschuldeten Steuern auf Einkommen und Ertrag sowie die latenten Steuerabgrenzungen ausgewiesen. Sie wurden grundsätzlich in Abhängigkeit von den jeweiligen Ergebnisbeiträgen der zu übertragenden Unternehmensteile zugeordnet. Bei der Berechnung lagen landesspezifische Steuersätze zugrunde. Für die deutschen LANXESS-Gesellschaften galt annahmegemäß, nicht in den steuerlichen Organkreis der Bayer AG einbezogen zu sein. Verlustvorträge wurden daher annahmegemäß dem Grundprinzip der Erstellung der Combined Financial Statements folgend anteilmäßig zugeordnet. Das künftige tatsächliche Steuerergebnis des Teilkonzerns LANXESS ist von der rechtlichen Struktur und von den steuerlichen Strategien des Teilkonzerns LANXESS als eigenständiges Unternehmen abhängig. Einen besonderen Einfluss darauf nehmen auch die gemäß § 15 Abs. 4 UmwStG auf den Teilkonzern LANXESS übergehenden inländischen steuerlichen Verlustvorträge, welche unter den Voraussetzungen der allgemeinen Regelungen des § 8 Abs. 4 KStG genutzt werden können.

Immaterielle Vermögenswerte

Entgeltlich erworbene immaterielle Vermögenswerte sind mit den Anschaffungskosten angesetzt. Sie werden entsprechend ihrer jeweiligen Nutzungsdauer planmäßig abgeschrieben. Die Abschreibung immaterieller Vermögenswerte, mit Ausnahme von Firmenwerten, erfolgt linear über einen Zeitraum von 4 bis 15 Jahren. Dauerhafte Wertminderungen werden durch außerplanmäßige Abschreibungen berücksichtigt. Bei Fortfall der Gründe für außerplanmäßige Abschreibungen werden entsprechende Zuschreibungen vorgenommen. Die planmäßigen Abschreibungen im Geschäftsjahr wurden den entsprechenden Funktionsbereichskosten zugeordnet.

Firmenwerte, auch solche aus der Kapitalkonsolidierung, werden in Übereinstimmung mit IAS 22 (Business Combinations) aktiviert und linear über ihre voraussichtliche Nutzungsdauer, maximal jedoch über 20 Jahre, abgeschrieben. Die Werthaltigkeit der Firmenwerte wird regelmäßig überprüft; sofern erforderlich, werden entsprechende Wertberichtigungen vorgenommen. Gemäß IAS 36 (Impairment of Assets) werden diese anhand von Vergleichen mit den diskontierten erwarteten zukünftigen Cashflows ermittelt, die durch die Nutzung derjenigen Vermögenswerte entstehen, denen die entsprechenden Goodwill-Beträge zuzuordnen sind. Die Abschreibungen aktivierter Goodwills sind in den sonstigen betrieblichen Aufwendungen enthalten.

Selbsterstellte immaterielle Vermögenswerte werden grundsätzlich nicht aktiviert. Allerdings werden solche Entwicklungskosten aktiviert, die bei intern entwickelter Software in der Phase der Anwendungsentwicklung anfallen. Die Abschreibung dieser Kosten über die zu erwartende Nutzungsdauer beginnt mit dem erstmaligen Einsatz der Software.

Sachanlagevermögen

Die Bilanzierung der Sachanlagen erfolgt zu Anschaffungs- bzw. Herstellungskosten, vermindert um planmäßige, nutzungsbedingte Abschreibungen. Voraussichtlich dauernden Wertminderungen, die über den nutzungsbedingten Werteverzehr hinausgehen, wird durch außerplanmäßige Abschreibungen Rechnung getragen. Gemäß IAS 36 (Impairment of Assets) werden solche Wertverluste (Impairment) anhand von Vergleichen mit den diskontierten erwarteten zukünftigen Cashflows der betreffenden Vermögenswerte ermittelt. Können diesen Vermögenswerten keine eigenen zukünftigen Finanzmittelflüsse zugeordnet werden, werden die Wertminderungen anhand der Finanzmittelflüsse der entsprechenden Cash Generating Unit geprüft. Bei Fortfall der Gründe für außerplanmäßige Abschreibungen werden entsprechende Zuschreibungen vorgenommen.

Die Herstellungskosten der selbsterstellten Anlagen enthalten neben den Einzelkosten angemessene Teile der notwendigen Material- und Fertigungsgemeinkosten. Hierzu gehören die fertigungsbedingten Abschreibungen sowie die anteiligen Kosten für die betriebliche Altersversorgung und die freiwilligen sozialen Leistungen des Unternehmens.

Erstreckt sich die Bauphase von Gegenständen des Sachanlagevermögens über einen längeren Zeitraum, werden die bis zur Fertigstellung anfallenden Fremdkapitalzinsen als Bestandteil der Anschaffungs- oder Herstellungskosten aktiviert.

Kosten für die Reparatur von Sachanlagen werden grundsätzlich erfolgswirksam verrechnet. Eine Aktivierung erfolgt dann, wenn die Kosten zu einer Erweiterung oder wesentlichen Verbesserung des jeweiligen Vermögenswertes führen.

Die Abschreibungen auf Sachanlagen werden nach der linearen Methode vorgenommen, sofern nicht aufgrund der tatsächlichen Nutzung ein degressiver Abschreibungsverlauf geboten ist. Die Abschreibungen im Geschäftsjahr wurden den entsprechenden Funktionsbereichskosten zugeordnet.

Wenn Sachanlagen stillgelegt, verkauft oder aufgegeben werden, wird der Gewinn oder Verlust aus der Differenz zwischen dem Verkaufserlös und dem Restbuchwert unter den sonstigen betrieblichen Erträgen bzw. Aufwendungen erfasst.

Den planmäßigen Abschreibungen liegen die folgenden konzerneinheitlichen Nutzungsdauern zugrunde:

Gebäude	20	bis	50	Jahre
Andere Baulichkeiten	10	bis	20	Jahre
Betriebsvorrichtungen	6	bis	20	Jahre
Maschinen und Apparate	6	bis	12	Jahre
Labor- und Forschungseinrichtungen	3	bis	5	Jahre
Tank- und Verteilungsanlagen	10	bis	20	Jahre
Fahrzeuge	5	bis	8	Jahre
EDV-Anlagen	3	bis	5	Jahre
Betriebs- und Geschäftsausstattung	4	bis	10	Jahre

Gemietete Sachanlagen, die wirtschaftlich als Anlagenkäufe mit langfristiger Finanzierung anzusehen sind (Finanzierungsleasing), werden in Übereinstimmung mit IAS 17 (Leases) im Zeitpunkt des Zugangs zu Marktwerten bilanziert, soweit die Barwerte der Leasingzahlungen nicht niedriger sind. Die Abschreibungen erfolgen planmäßig über die wirtschaftliche Nutzungsdauer. Ist ein späterer Eigentumsübergang des Leasinggegenstandes unsicher, wird die Laufzeit des Leasingvertrages zugrunde gelegt, sofern diese kürzer ist. Die aus den künftigen Leasingraten resultierenden Zahlungsverpflichtungen sind unter den Finanzverbindlichkeiten passiviert.

Finanzanlagen

Beteiligungen sowie Wertpapiere des Anlagevermögens werden als „bis zur Endfälligkeit zu halten" oder „zur Veräußerung verfügbar" klassifiziert und entsprechend IAS 39 (Financial Instruments: Recognition and Measurement) zu fortgeführten Anschaffungskosten bzw. zu ihrem beizulegenden Zeitwert (Fair Value) angesetzt. Liegen Anzeichen für eine Wertminderung vor, wird ein Impairmenttest durchgeführt und der Wertminderung durch außerplanmäßige Abschreibungen Rechnung getragen. Bei Fortfall der Gründe für außerplanmäßige Abschreibungen werden entsprechende Zuschreibungen vorgenommen.

Unverzinsliche oder gering verzinsliche Ausleihungen sind mit dem Barwert, die übrigen Ausleihungen mit fortgeführten Anschaffungskosten bilanziert.

Finanzinstrumente

Finanzinstrumente sind auf Vertrag basierende wirtschaftliche Vorgänge, die einen Anspruch auf Zahlungsmittel beinhalten. Gemäß IAS 32 (Financial Instruments: Disclosure and Presentation) gehören hierzu einerseits originäre Finanzinstrumente wie Forderungen und Verbindlichkeiten aus Lieferungen und Leistungen oder auch Finanzforderungen und Finanzverbindlichkeiten. Andererseits gehören hierzu auch die derivativen Finanzinstrumente, die als Sicherungsgeschäfte zur Absicherung gegen Risiken aus Änderungen von Währungskursen und Zinssätzen eingesetzt werden. Die Gesamtposition der Finanzinstrumente wird unter der Anhangsangabe (35) näher erläutert.

Vorräte

Unter den Vorräten sind gemäß IAS 2 (Inventories) diejenigen Vermögenswerte ausgewiesen, die zum Verkauf im normalen Geschäftsgang gehalten werden (fertige Erzeugnisse und Waren), die sich in der Herstellung für den Verkauf befinden (unfertige Erzeugnisse) oder die im Rahmen der Herstellung oder Erbringung von Dienstleistungen verbraucht werden (Roh-, Hilfs- und Betriebsstoffe). Die Bewertung der Vorräte erfolgt zum niedrigeren Wert aus auf Basis der Durchschnittsmethode ermittelten Anschaffungs- bzw. Herstellungskosten und ihrem Nettoveräußerungswert, d. h. dem im normalen Geschäftsgang erzielbaren Verkaufserlös abzüglich der geschätzten Fertigstellungs- und Vertriebskosten.

Die Herstellungskosten enthalten neben den Einzelkosten angemessene Teile der notwendigen fixen und variablen Material- und Fertigungsgemeinkosten, soweit sie im Zusammenhang mit dem Herstellungsvorgang anfallen.

Darüber hinaus werden die Kosten für die betriebliche Altersversorgung, für soziale Einrichtungen des Betriebs sowie für freiwillige soziale Leistungen des Unternehmens einbezogen, soweit sie dem Herstellungsbereich zuzuordnen sind. Kosten der Verwaltung werden berücksichtigt, soweit sie auf den Herstellungsbereich entfallen.

Aufgrund der Produktionsgegebenheiten im Teilkonzern LANXESS werden unfertige und fertige Erzeugnisse zusammengefasst ausgewiesen.

Sonstige Forderungen und Vermögenswerte

Die Bilanzierung der sonstigen Forderungen und Vermögenswerte erfolgt zu fortgeführten Anschaffungskosten. Erforderliche Wertberichtigungen, die sich nach dem wahrscheinlichen Ausfallrisiko bemessen, werden berücksichtigt.

Latente Steuern

Die Berechnung der latenten Steuern erfolgt nach IAS 12 (Income Taxes). Latente Steuern werden auf zeitliche Unterschiede zwischen den Wertansätzen von Vermögenswerten und Schulden in Handels- und Steuerbilanz, aus Konsolidierungsvorgängen sowie auf realisierbare Verlustvorträge ermittelt. Der Berechnung liegen die in den einzelnen Ländern zum Realisierungszeitpunkt erwarteten Steuersätze zugrunde. Diese basieren grundsätzlich auf den am Bilanzstichtag gültigen bzw. verabschiedeten gesetzlichen Regelungen.

Bei der Ermittlung der latenten Steuern aus Verlustvorträgen wird immer dann ein Kürzungsbetrag berücksichtigt, wenn es nicht hinreichend sicher erscheint, dass die Verlustvorträge tatsächlich genutzt werden können.

Rückstellungen

Die Bewertung der anderen Rückstellungen erfolgt nach IAS 37 (Provisions, Contingent Liabilities and Contingent Assets), gegebenenfalls auch nach IAS 19 (Employee Benefits), mit der bestmöglichen Schätzung des Verpflichtungsumfangs. Soweit Rückstellungen erst nach mehr als einem Jahr fällig werden und eine verlässliche Abschätzung der Auszahlungsbeträge bzw. -zeitpunkte möglich ist, wird für den langfristigen Anteil der entsprechende Barwert durch Abzinsung ermittelt. Die Gesamtposition der Pensionsverpflichtungen wird unter der Anhangsangabe 26 näher erläutert.

Resultiert aus der geänderten Einschätzung eine Reduzierung des Verpflichtungsumfanges, wird die Rückstellung anteilig aufgelöst und der Ertrag in den Funktionsbereichen erfasst, die ursprünglich bei der Bildung der Rückstellung dienten.

Zu den Personalrückstellungen gehören vor allem Jahressonderzahlungen, Zahlungen aufgrund von Mitarbeiterjubiläen sowie sonstige Personalkosten. Erstattungen, die im Rahmen der Durchführung des Altersteilzeitmodells von der deutschen Arbeitsverwaltung zu erwarten sind, werden ergebniswirksam als Forderungen eingebucht, sobald die Voraussetzungen für diese Erstattungen erfüllt sind. Zu den Rückstellungen, die den Kundenverkehr betreffen, gehören insbesondere solche aus Rabattverpflichtungen.

Der Teilkonzern LANXESS bildet auch Rückstellungen für laufende oder wahrscheinliche Rechtsstreitigkeiten, wenn diese angemessen abgeschätzt werden können. Diese Rückstellungen decken alle geschätzten Gebühren und Rechtskosten sowie eventuelle Vergleichskosten ab. Die rückgestellten Beträge werden aufgrund von Mitteilungen und Kostenschätzungen der Anwälte des Unternehmens ermittelt. Solche Rückstellungen werden regelmäßig, zumindest vierteljährlich, zusammen mit den Anwälten des Unternehmens überprüft und angepasst.

Verbindlichkeiten

Kurzfristige Verbindlichkeiten werden mit ihrem Rückzahlungs- oder Erfüllungsbetrag angesetzt. Langfristige Verbindlichkeiten sowie Finanzschulden, die nicht das Grundgeschäft in einem bilanziell zulässigen Sicherungszusammenhang darstellen, werden zu fortgeführten Anschaffungskosten bilanziert. Verbindlichkeiten aus Finanzierungsleasing werden mit dem Barwert der Leasingraten ausgewiesen.

Rechnungsabgrenzungsposten

Von Dritten gewährte Zuwendungen, die der Investitionsförderung dienen, werden in Anwendung von IAS 20 (Accounting for Government Grants and Disclosure of Government Assistance) unter den passiven Rechnungsabgrenzungsposten ausgewiesen und über die Nutzungsdauer der betreffenden Anlagegegenstände ertragswirksam aufgelöst.

Finanzierungsrechnung

Die Finanzierungsrechnung zeigt, wie sich die Zahlungsmittel des Teilkonzerns LANXESS im Laufe des Berichtsjahres durch Mittelzu- und -abflüsse verändert haben. Die Auswirkungen von Akquisitionen, Desinvestitionen und sonstigen Veränderungen des Konsolidierungskreises sind dabei eliminiert. In Übereinstimmung mit IAS 7 (Cashflow Statements) wird zwischen Zahlungsströmen aus operativer und investiver Tätigkeit sowie Finanzierungstätigkeit unterschieden. Die in der Finanzierungsrechnung ausgewiesene Liquidität umfasst Kassenbestände, Schecks sowie Guthaben bei Kreditinstituten. Ebenfalls enthalten sind Finanztitel mit einer ursprünglichen Fälligkeit von bis zu drei Monaten. Eine Überleitung zu den flüssigen Mitteln laut Bilanz ergänzt die Finanzierungsrechnung.

Die von den ausländischen Beteiligungsgesellschaften ausgewiesenen Beträge werden grundsätzlich zu Jahresdurchschnittskursen umgerechnet. Hiervon abweichend wird die Liquidität wie in der Bilanz zum Stichtagskurs angesetzt. Der Einfluss von Wechselkursänderungen auf die Zahlungsmittel wird gesondert gezeigt.

Vorgehensweise und Auswirkungen der weltweiten Werthaltigkeitsprüfungen

Im 4. Quartal 2003 sah sich der Bayer-Konzern veranlasst, die Werthaltigkeit seiner weltweiten Vermögenswerte im Rahmen eines Impairmenttests gemäß IAS 36 zu überprüfen. Von diesen Werthaltigkeitstests waren auch Geschäftsfelder betroffen, die dem Teilkonzern LANXESS zuzuordnen sind. Die Überprüfung stand insbesondere im Zusammenhang mit einer in verschiedenen Geschäftsfeldern negativen wirtschaftlichen Entwicklung. Diese waren im Wesentlichen bedingt durch erwartete vermehrte nachteilige externe Faktoren wie nachhaltig ungünstige Preisverhältnisse, insbesondere höhere Rohstoffkosten, die nur teilweise an Kunden weitergegeben werden können. Ursächlich ist zudem ein geringeres Mengenwachstum aufgrund einer verschärften Wettbewerbssituation, die auch im Zusammenhang mit weltweiten Kapazitätsunterauslastungen zu sehen ist. Hinzu kommen niedrigere Erwartungen bezüglich des volkswirtschaftlichen Wachstums sowie anhaltend ungünstige Wechselkursentwicklungen.

Im Rahmen der Überprüfung wurden die Restbuchwerte der einzelnen zahlungsmittelgenerierenden Einheiten (Cash Generating Unit) mit ihrem jeweiligen erzielbaren Betrag (Recoverable Amount), d. h. dem höheren Wert aus Nettoveräußerungspreis (Net Selling Price) und seinem Nutzungswert (Value in Use), verglichen.

Der Definition einer zahlungsmittelgenerierenden Einheit entsprechend wurden grundsätzlich die strategischen Geschäftseinheiten als Cash Generating Units bestimmt. Diese stellen die nächste Berichtsebene unterhalb der Berichtssegmente dar.

Im Einzelnen waren beim Teilkonzern LANXESS im Geschäftsjahr 2003 sämtliche Segmente mit folgenden Business Units betroffen:

Chemical Intermediates	Performance Chemicals	Engineering Plastics	Performance Rubber
Fine Chemicals	Textile Processing Chemicals	Styrenics Resins	Technical Ruber Products
Inorganic Pigments	Paper	Fibers	Polybutadiene Rubber
	Rubber Chemicals		

In den Fällen, in denen der Buchwert der Cash Generating Unit höher als sein erzielbarer Betrag war, lag in Höhe dieser Differenz ein Abwertungsverlust (Impairment loss) vor. Im ersten Schritt wurde nun der Geschäfts- bzw. Firmenwert der betroffenen strategischen Geschäftseinheit um die so ermittelten aufwandswirksamen Wertberichtigungen abgeschrieben. Ein eventuell verbleibender Restbetrag ist anteilig auf die anderen Vermögenswerte der jeweiligen strategischen Geschäftseinheit verteilt worden. Dies geschah auf Basis der Restbuchwerte zum Stichtag 31. Dezember 2003 jedes einzelnen Vermögenswertes.

Bei der Ermittlung des Nutzungswertes wurde derjenige Barwert der künftigen Zahlungen zugrunde gelegt, der auf Grund der fortlaufenden Nutzung der strategischen Geschäftseinheit und deren Abgang am Ende der Nutzungsdauer erwartet wird. Die Prognose der Zahlungen stützte sich auf die längerfristigen Planungen des Bayer-Konzerns.

Die Ermittlung des Abzinsungssatzes erfolgte auf Basis eigens durchgeführter Studien zu gewichteten Kapitalkostensätzen (Weighted Average Cost of Capital). Das Modell zur Ermittlung der hierfür benötigten Kapitalkosten stützt sich auf die Optionspreistheorie und berücksichtigt bei der Berechnung der Kapitalkosten Länder-, Bonitäts- und Zusatzrisiken aus der Volatilität des Geschäfts sowie die jeweilige Kapitalstruktur.

Zur Ermittlung der Kapitalstruktur wurde aus der Marktkapitalisierung der Bayer AG eine Kapitalstruktur zu Marktwerten pro Bayer-Teilkonzern abgeleitet. Diese simuliert eine Kapitalmarktbewertung des Eigenkapitals der einzelnen Teilkonzerne und berücksichtigt die branchenspezifischen Finanzierungsstrukturen. Der zur Diskontierung der geschätzten Zahlungsreihe herangezogene Kapitalkostensatz lag für die weltweit getesteten strategischen

Geschäftseinheiten des Teilkonzerns LANXESS zwischen sechs und sieben Prozent, abhängig von dem spezifischen Risiko des zu bewertenden Vermögenswerts.

Bezogen auf das Anlagevermögen des Teilkonzerns LANXESS wurden für das Geschäftsjahr 2003 folgende Wertberichtigungen („Impairment Losses") vorgenommen:

	2003
	in Mio. €
Goodwill	80
Davon Chemical Intermediates	8
Davon Perfomance Chemicals	72
Davon Engineering Plastics	—
Davon Performance Rubber	—
Immaterielle Vermögenswerte, ohne Goodwill	84
Davon Chemical Intermediates	1
Davon Perfomance Chemicals	26
Davon Engineering Plastics	54
Davon Performance Rubber	3
Sachanlagevermögen	824
Davon Chemical Intermediates	322
Davon Perfomance Chemicals	70
Davon Engineering Plastics	302
Davon Performance Rubber	130
Summe	988
Davon Chemical Intermediates	331
Davon Perfomance Chemicals	168
Davon Engineering Plastics	356
Davon Performance Rubber	133

Im Geschäftsjahr 2002 wurden Wertberichtigungen auf Sachanlagevermögen in Höhe von 84 Mio. € ausschließlich im Segment Engineering Plastics berücksichtigt.

Veränderungen im Konzern

Da das Geschäft des Teilkonzerns LANXESS in der Vergangenheit nur teilweise in eigenen rechtlichen Einheiten, zum überwiegenden Teil jedoch zusammen mit anderen Geschäften des Bayer-Konzerns in gemeinsamen rechtlichen Einheiten geführt wurde, wurden die Konzernabschlüsse aus der Konzernberichterstattung des Bayer-Konzerns abgeleitet.

Dabei wurden in den Combined Financial Statements 38 Gesellschaften, deren Tätigkeit ausschließlich LANXESS relevantes Geschäft enthalten, berücksichtigt. Sie wurden auf Grundlage ihrer historischen Abschlüsse der Geschäftsjahre 2002 und 2003 in den Teilkonzern LANXESS einbezogen.

Bisherige bzw. zu übertragende Bayer Gesellschaft	Zukünftige LANXESS-Gesellschaft
Deutschland	
GVW Garnveredelungswerke GmbH, Goch	GVW Garnveredelungswerke GmbH, Goch
Bayer Distribution Service GmbH, Köln	LANXESS Distribution GmbH, Köln
RheinChemie Rheinau GmbH, Mannheim	RheinChemie Rheinau GmbH, Mannheim
Bayer Faser GmbH, Dormagen	Dorlastan Fibers & Monofil GmbH, Dormagen
Bayer Kautschuk Gesellschaft mit beschränkter Haftung, Dormagen	LANXESS Kautschuk GmbH, Dormagen
Bayer Buna GmbH, Marl	LANXESS Buna GmbH, Marl
Borchers GmbH, Langenfeld	Borchers GmbH, Langenfeld
IAB Ionenaustauscher GmbH Bitterfeld, Greppin	IAB Ionenaustauscher GmbH Bitterfeld, Greppin
Bayer Industrieprodukte GmbH & Co. KG, Leverkusen	LANXESS Europe GmbH & Co. KG, Leverkusen
ISL-Chemie GmbH & Co. KG, Kürten	ISL-Chemie GmbH & Co. KG, Kürten
DUBAY Polymer GmbH, Hamm (ab 2003)	DUBAY Polymer GmbH, Hamm (ab 2003)
PharmAgro GmbH, Leverkusen (ab 2003)	PharmAgro GmbH, Leverkusen (ab 2003)
Übriges Europa	
Bayer Rubber N.V., Belgien	LANXESS Rubber N.V., Belgien
Bayer Elastomeres S.A., Frankreich	LANXESS Elastomeres S.A.S, Frankreich
Borchers France S.A., Frankreich	Borchers France S.A., Frankreich
Sybron Chemical Industries Nederland B.V., Niederlande	Sybron Chemical Industries Nederland B.V., Niederlande
EUROPIGMENTS S.L., Spanien	EUROPIGMENTS S.L. , Spanien
Bayer Chemicals S.L ., Spanien	LANXESS Chemicals S.L., Spanien
Novochem 2000 S.A., Spanien (ab 2003)	Novochem 2000 S.A., Spanien (ab 2003)
W. Hawley & Son Ltd., Großbritannien	LANXESS Limited, Großbritannien
Bayer Tanatex B.V., Niederlande	LANXESS B.V., Niederlande
Sybron Chemicals Holdings B.V., Niederlande	Sybron Chemicals Holdings B.V., Niederlande
Sybron Chemicals International Holdings Ltd., Großbritannien	Sybron Chemicals International Holdings Ltd., Großbritannien
Sybron Kimyasal Ürünler Ticaret Limited Sirketi, Türkei	Sybron Kimyasal Ürünler Ticaret Limited Sirketi, Türkei
Nordamerika	
Rhein Chemie Corporation, USA	Rhein Chemie Corporation, USA
Sybron Chemicals Inc., USA	Sybron Chemicals Inc., USA
Sybron Chemical Holdings Inc., USA	Sybron Chemical Holdings Inc., USA
Fernost/Ozeanien	
Bayer Chemicals Pty. Ltd., Australien	LANXESS Pty. Ltd., Australien
Bayer Shanghai Pigments Co . Ltd., China	LANXESS Shanghai Pigments Co. Ltd., China
Bayer International Trading (Shanghai) Co. Ltd., China	LANXESS International Trading (Shanghai) Company Limited, China
Bayer Wuxi Leather Chemical Co. Ltd., China	LANXESS (Wuxi) Chemical Co. Ltd., China
Rhein Chemie (Qingdao) Co. Limited, China	Rhein Chemie (Qingdao) Co. Limited , China
Bayer Speciality, Indien	LANXESS India Private Limited, Indien
Bayer ABS Limited, Indien	LANXESS ABS Limited, Indien
Rhein Chemie Japan Ltd., Japan	Rhein Chemie Japan Ltd., Japan
Bayer Chemicals Japan Ltd., Japan (Ausgliederung in 2003)	LANXESS K.K., Japan

Bisherige bzw. zu übertragende Bayer Gesellschaft	Zukünftige LANXESS-Gesellschaft
Lateinamerika/Afrika/Nahost	
Bayer Holding (Pty) Ltd., Südafrika	LANXESS Mining (Proprietary) Limited, Südafrika
Chrome International South Africa (Pty) Ltd., Südafrika	Chrome International South Africa (Pty) Ltd., Südafrika

Vier der genannten Gesellschaften, die überwiegend dem Teilkonzern LANXESS zuzurechnende Geschäfte betreiben, wurden ebenso auf Grundlage ihrer historischen Einzelabschlüsse einbezogen, wobei allerdings die dem übrigen Teil des Bayer-Konzerns zuzuordnenden Unternehmensteile bzw. Geschäftsaktivitäten in eine neue oder bereits bestehende Bayer-Gesellschaft übertragen wurden.

Bisherige bzw. zu übertragende Bayer Gesellschaft	Zukünftige LANXESS-Gesellschaft
Bayer Chemicals Pty. Ltd., Australien	LANXESS Pty. Ltd., Australien
Bayer ABS Limited , Indien	LANXESS ABS Limited, Indien
Sybron Chemicals Inc., USA	Sybron Chemicals Inc., USA
Bayer International Trading (Shanghai) Co. Ltd., China	LANXESS International Trading (Shanghai) Co. Ltd., China

Bei 35 Gesellschaften mit überwiegend bei Bayer verbleibenden Geschäftsaktivitäten, deren LANXESS-Geschäft in rechtlich selbständige Einheiten überführt werden sollen, wurden zur Abbildung des LANXESS-Geschäftes Vermögensteile aus den bestehenden Gesellschaften herausgelöst. In der Anzahl der Gesellschaften enthalten sind auch die sieben Bayer Servicegesellschaften, welche bisher Leistungen für den Teilkonzern LANXESS erbracht haben.

In den Combined Finanical Statements wurden für folgende Unternehmensanteile zum Zwecke der Konsolidierung Abschlüsse erstellt:

Bayer Gesellschaft (übertragender Rechtsträger)	Zukünftige LANXESS-Gesellschaft
Deutschland	
Bayer MaterialScience AG, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Euroservices Bayer GmbH, Leverkusen	LANXESS Accounting GmbH, Leverkusen
Bayer Polymers Customer Services GmbH, Neuss	LANXESS Europe GmbH & Co. KG, Leverkusen
Bayer Chemicals AG, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Bayer Business Services GmbH, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Bayer Technology Services GmbH, Leverkusen	LANXESS Deutschland GmbH, Leverkusen
Übriges Europa	
Bayer Antwerpen N.V., Belgien	LANXESS N.V., Belgien
Bayer International Comm. V., Belgien	LANXESS N.V., Belgien
Bayer S.A.-N.V., Belgien	LANXESS N.V., Belgien
Bayer B.V., Niederlande	LANXESS B.V., Niederlande
Bayer S.A.S., Frankreich	LANXESS S.A.S., Frankreich
Bayer S.P.A., Italien	LANXESS S.r.l., Italien
Bayer MaterialScience S.r.l., Milan	LANXESS Deutschland GmbH, Leverkusen
Bayer International S.A., Belgien	LANXESS N.V., Belgien
Bayer International, Schweiz	LANXESS International S.A., Schweiz
Bayer Hispania, S.A., Spanien	LANXESS Holding Hispania, S.L., Spanien
Bayer Polimeros S.L ., Barcelona	LANXESS Styrenics S.L., Barcelona, Spanien
Bayer UK Limited, Großbritannien	LANXESS Limited, Großbritannien
Nordamerika	
Bayer Inc., Kanada	LANXESS Inc., Kanada
Bayer Polymers LLC, USA	LANXESS Corp., USA
Bayer Chemicals Corporation, USA	LANXESS Corp., USA
Bayer Corporate and Business Services LLC, USA	LANXESS Corp., USA

Bayer Gesellschaft (übertragender Rechtsträger)	Zukünftige LANXESS-Gesellschaft
Fernost/Ozeanien	
Bayer Australia Limited, Australien	LANXESS Pty. Ltd. , Australien
Bayer China Company Limited, Hong Kong	LANXESS Hong Kong Ltd., Hong Kong
Bayer China Ltd., China	LANXESS Chemical (Shanghai) Company Limited, China
Bayer Polymers, Hong Kong	LANXESS Hong Kong Ltd., Hong Kong
Bayer (India) Limited, Indien	LANXESS India Private Limited, Indien
Bayer Polychem India Limited, Indien	LANXESS India Private Limited, Indien
Bayer Ltd., Japan	LANXESS K.K., Japan
Bayer South East Asia Pte. Ltd., Singapur	LANXESS Pte. Ltd., Singapur
Bayer Thai Company Limited, Thailand	LANXESS (Thailand) Co., Ltd., Thailand
Lateinamerika/Afrika/Nahost	
Bayer S.A., Argentinien	LANXESS S.A., Argentinien
Bayer de Mexico, S.A. de C.V., Mexico	LANXESS, S.A. de C.V., Mexiko
Bayer S.A., Brasilien	LANXESS Industria de Produtos Quimicos e Plasticos Ltda., Brasilien
Bayer (Proprietary) Limited, Südafrika	LANXESS (Pty) Ltd., Südafrika

Elf weitere Tochterunternehmen von insgesamt untergeordneter Bedeutung für die Vermögens-, Finanz- und Ertragslage des Konzerns wurden nicht konsolidiert. Im Einzelnen handelt es sich dabei um folgende Gesellschaften:

LANXESS-Gesellschaft	Kapitalanteil [%]
Suberit Kork GmbH, Mannheim	100
LANXESS Europe Geschäftsführungs GmbH, Leverkusen	100
ISL-Chemie Geschäftsführungs GmbH, Leverkusen	100
Mineracao Comisa Ltda., Brasilien	100
Comercial Andinas Ltda., Chile	99,5
Mineracao Cromina Ltda., Brasilien	100
Sybron Chemicals UK Ltd., Großbritannien	100
Sybron Chemicals (Shanghai) Ltd., China	100
Sybron Chemicals (South Africa) (Pty) Ltd., Südafrika	100
Sybron Quimica Iberica S.A., Barcelona	100
1. BCh eV GmbH, Leverkusen (ab 2003)	100

Fernerhin existieren acht (Vorjahr: neun) assoziierte bzw. sonstige Unternehmen von untergeordneter Bedeutung für die Vermögens-, Finanz- und Ertragslage des Konzerns. Im Einzelnen handelt es sich dabei um die folgenden Gesellschaften:

LANXESS-Gesellschaft	Kapitalanteil [%]
ARG Verwaltungs GmbH, Duisburg	16,67
ARG mbH & Co. KG, Duisburg	16,90
Treuhandgemeinschaft Deutscher Chemiefasererzeuger GmbH, Frankfurt	12,60
Studiengesellschaft Kohle mbH, Mülheim	4,50
Quimidroga Plasticos, S.A., Barcelona	40,00
Indaver N.V., Antwerpen	0,50
Elemica Inc., Delaware, USA	9,48
Hidrax Ltda., Brasilien	39,00
Elemica, Dublin (nur in 2002, fusionierte in 2003 auf die Elemica Inc., Delaware)	9,00

In den Geschäftsjahren 2002 und 2003 wurde die Bayer Chrome International, South Africa als Gemeinschaftsunternehmen entsprechend IAS 31 (Financial Reporting of Interests in Joint Ventures) anteilmäßig konsolidiert. Das Gemeinschaftsunternehmen hatte auf Vermögen und Schulden sowie auf Erträge und Aufwendungen des Konzerns folgenden Einfluss:

	2002 in Mio. €		2002 in Mio. €
Anlagevermögen	31	Erträge	20
Umlaufvermögen	3	Aufwendungen	–19
Pensionsrückstellungen	0		
Andere Rückstellungen	–1		
Finanzverbindlichkeiten	–36		
Sonstige Verbindlichkeiten	–1		
Nettovermögen	–4	**Jahresüberschuss**	1

	2003 in Mio. €		2003 in Mio. €
Anlagevermögen	30	Erträge	17
Umlaufvermögen	5	Aufwendungen	–21
Pensionsrückstellungen	0		
Andere Rückstellungen	–1		
Finanzverbindlichkeiten	–39		
Sonstige Verbindlichkeiten	–1		
Nettovermögen	–6	**Jahresüberschuss**	–4

In den Geschäftsjahren 2002 und 2003 lagen keine Akquisitionen vor. Im Geschäftsjahr 2003 wurde das Geschäft mit Organischen Pigmenten für 46 Mio. € an die Sun Chemicals Group, USA, veräußert. Dem Kaufpreis standen Abgänge von Vermögenswerten in Höhe von 41 Mio. € sowie Transaktions- und sonstige Kosten von 5 Mio. € gegenüber.

ERLÄUTERUNGEN ZUR GEWINN- UND VERLUSTRECHNUNG

(1) Umsatzerlöse

Die Umsatzerlöse haben sich in 2003 gegenüber 2002 um insgesamt 448 Mio. € bzw. 6,6 Prozent auf 6.315 Mio. € vermindert. Negative Veränderungen der Währungskurse wirkten sich dabei mit 353 Mio. € bzw. –5,2 Prozent aus. Zusätzlich haben Desinvestitionen den Umsatz per saldo um 58 Mio. € vermindert, die im Wesentlichen auf die veräußerte Produktgruppe Organic Pigments zurückzuführen ist.

In den Combined Financial Statements wurde grundsätzlich die Zielstruktur des LANXESS-Konzerns zum 1. Juli 2004 abgebildet. Im Zeitraum ab dem 1. Januar 2002 abgeschlossene Transaktionen in Bezug auf einzelne Produktgruppen — im Wesentlichen die Veräußerung von Organic Pigments — sind in den Combined Financial Statements jedoch jeweils zum Zeitpunkt ihres wirtschaftlichen Wirksamwerdens berücksichtigt.

Die Umsätze und ihre Entwicklung nach Segmenten sind aus der Übersicht auf Seite F-9 ersichtlich.

(2) Forschungs- und Entwicklungskosten

Neben dem vorgeschriebenen Ausweis von Herstellungs-, Vertriebs- und allgemeinen Verwaltungskosten werden im Teilkonzern LANXESS wegen ihrer besonderen Bedeutung die Forschungs- und Entwicklungskosten gesondert ausgewiesen.

(3) Sonstige betriebliche Erträge

	2002	2003
	in Mio. €	
Erträge aus der Auflösung von Rückstellungen	21	11
Erträge aus der Realisierung derivativer Währungssicherungen	13	11
Gewinn aus der Veräußerung von Anlagevermögen	1	0
Erträge aus der Auflösung von Wertberichtigungen auf Forderungen und sonstige Vermögenswerte	1	1
Übrige betriebliche Erträge	40	34
	76	57

(4) Sonstige betriebliche Aufwendungen

	2002	2003
	in Mio. €	
Abschreibungen auf erworbene Geschäfts- und Firmenwerte	–19	–97
Wertberichtigungen auf Forderungen aus Lieferungen und Leistungen	–8	–3
Verluste aus dem Abgang von Anlagevermögen	–6	–5
Aufwendungen aus Impairmentabschreibungen, ohne Goodwill	–84	–908
Übrige betriebliche Aufwendungen	–220	–85
	–337	–1.098

Im Geschäftsjahr 2003 führte der weltweite Wertberichtigungsbedarf zu zusätzlichen Aufwendungen in den sonstigen betrieblichen Aufwendungen in Höhe von 988 Mio. €.

In 2002 belasteten insbesondere die Sonderabschreibungen auf Sachanlagen innerhalb der Fasern-Aktivitäten die sonstigen betrieblichen Aufwendungen mit insgesamt 84 Mio. €.

Aufwendungen für Strukturmaßnahmen haben sich mit 48 Mio. € (Vorjahr: 144 Mio. €) ausgewirkt. Weitere Einzelheiten der Restrukturierungsmaßnahmen sind auf Seite F-47 aufgeführt.

(5) Operatives Ergebnis (EBIT)

Die Aufgliederung des operativen Ergebnisses nach Segmenten und Regionen ergibt sich aus der Aufstellung auf Seite F-9.

Im Rahmen der Bilanzierung sogenannter „Leistungsorientierter Pensionspläne" (Defined Benefit Plans) wurden im Bayer-Konzernabschluss bis einschließlich zum 31.12.2003 sämtliche Aufwendungen und Erträge per Saldo im operativen Ergebnis erfasst. Dies hatte zur Konsequenz, dass Zinsaufwendungen (interest costs) bei fondsfinanzierten Pensionsverpflichtungen für den in einer Periode zu verzeichnenden Anstieg des Barwertes einer leistungsorientierten Verpflichtung und die prognostizierten Erträge aus dem Planvermögen (return on plan assets) im operativen Ergebnis ausgewiesen wurden. Nur der Zinsaufwand bei rückstellungsfinanzierten Pensionsverpflichtungen wurde als sonstiger finanzieller Aufwand erfasst.

In den LANXESS Combined Financial Statements wird rückwirkend analog zur im Bayer-Konzern ab dem Geschäftsjahr 2004 angewandten Vorgehensweise die Zinskomponente (interest costs) vollständig, d. h. auch bei fondsfinanzierten Pensionsverpflichtungen, im Finanzergebnis gezeigt. Gleiches gilt für die Erträge aus Planvermögen (return on plan assets). Hinsichtlich der Amortisation versicherungsmathematischer Gewinne und Verluste ist danach zu unterscheiden, ob der Aufwand aus Änderungen versicherungsmathematischer Annahmen bezüglich der Pensionsverpflichtung oder des Planvermögens resultiert. Ändern sich die Annahmen hinsichtlich der Pensionsverpflichtung wie z. B. aufgrund einer veränderten Steigerung der Löhne und Gehälter, ist der entsprechende Aufwand oder Ertrag den betrieblichen Funktionskosten zuzuordnen und be-/entlastet somit das operative Ergebnis. Erträge oder Aufwendungen aus einer Änderung der tatsächlichen Wertverhältnisse gegenüber den versicherungsmathematischen Annahmen im Rahmen der Bewertung des Planvermögens wurden weiterhin im Finanzergebnis erfasst.

(6) Beteiligungsergebnis

Im Einzelnen gliedert sich das Beteiligungsergebnis wie folgt:

	2002	2003
	in Mio. €	
Erträge aus Beteiligungen	0	0
Erträge aus Gewinnabführungsverträgen	0	2
• *Davon aus verbundenen Unternehmen 0 Mio. € (2002: 0 Mio. €)*		
Abschreibungen/Wertberichtigungen auf Beteiligungen	0	–17
	0	–15

(7) Zinsergebnis

Zum Zinsergebnis zählen:

	2002	2003
	in Mio. €	
Erträge aus anderen Wertpapieren und Ausleihungen des Finanzanlagevermögens	0	0
Sonstige Zinsen und ähnliche Erträge	11	12
• *Davon aus verbundenen Unternehmen 0 Mio. € (2002: 0 Mio. €)*		
Zinsen und ähnliche Aufwendungen	–82	–66
• *Davon an verbundene Unternehmen –1 Mio. € (2002: 3 Mio. €)*		
	–71	–54

Aufgrund von IAS 17 (Leases) werden Finance-Lease-Verträge unter den Sachanlagen und der in den Leasingraten enthaltene Zinsanteil in Höhe von 5 Mio. € (Vorjahr: 5 Mio. €) unter dem Zinsergebnis ausgewiesen.

Zinsen, die bei größeren Investitionsvorhaben zur Finanzierung der Bauphase aufgewendet wurden, bestanden nicht.

(8) Übrige finanzielle Aufwendungen und Erträge

Die übrigen finanziellen Aufwendungen und Erträge setzen sich wie folgt zusammen:

	2002	2003
	in Mio. €	
Aufzinsung verzinslicher Rückstellungen	–13	–23
Kursergebnis	–4	–18
Sonstige finanzielle Aufwendungen	–1	–2
Sonstige finanzielle Erträge	0	1
	–18	–42

(9) Ertragsteuern

Als Ertragsteuern sind die in den einzelnen Ländern gezahlten oder geschuldeten Steuern auf Einkommen und Ertrag sowie die latenten Steuerabgrenzungen ausgewiesen. Sie wurden grundsätzlich in Abhängigkeit von den jeweiligen Ergebnisbeiträgen der zu übertragenden Unternehmensteile zugeordnet. Bei der Berechnung lagen landesspezifische Steuersätze zugrunde. Für die deutschen LANXESS-Gesellschaften galt annahmegemäß, nicht in den steuerlichen Organkreis der Bayer AG einbezogen zu sein. Verlustvorträge wurden daher annahmegemäß dem Grundprinzip der Erstellung der Combined Financial Statements folgend anteilmäßig zugeordnet.

Die fehlende historische Einheit und Eigenständigkeit des Teilkonzerns LANXESS schränken die Aussagefähigkeit der hier ausgewiesenen Steuern ein. Das künftige tatsächliche Steuerergebnis des Teilkonzerns LANXESS ist von der rechtlichen Struktur und den steuerlichen Strategien des

Teilkonzern LANXESS als eigenständiges Unternehmen abhängig. Einen besonderen Einfluss darauf nehmen auch die gemäß § 15 Abs. 4 UmwStG auf den Teilkonzern LANXESS übergehenden inländischen steuerlichen Verlustvorträge, welche unter den Voraussetzungen der allgemeinen Regelungen des § 8 Abs. 4 KStG genutzt werden können.

Nach ihrer Herkunft gliederten sich die Ertragsteuern wie folgt:

	2002	2003
	in Mio. €	
Ergebnis vor Ertragsteuern		
— Deutschland	–136	–816
— Übrige Länder	–72	–592
	–208	–1.408
Gezahlte bzw. geschuldete Steuern		
— Deutschland	–11	–11
— Übrige Länder	–59	23
	–70	12
Latente Steuern		
— aus zeitlichen Unterschieden	136	258
— aus Verlustvorträgen	24	142
	160	400
	90	412

In 2003 verminderte sich der latente Steueraufwand aufgrund veränderter Steuersätze um 10 Mio. €, während er sich in 2002 um 3 Mio. € erhöhte.

Die latenten Steuerabgrenzungen resultieren aus den einzelnen Bilanzpositionen wie folgt:

	31.12.2002		31.12.2003	
	Aktive latente Steuern	Passive latente Steuern	Aktive latente Steuern	Passive latente Steuern
	in Mio. €			
Immaterielle Vermögenswerte	29	1	45	1
Sachanlagen	1	408	129	300
Finanzanlagen	—	—	—	—
Vorräte	20	14	12	13
Forderungen	4	13	3	14
Sonstiges Umlaufvermögen	2	24	0	17
Pensionsrückstellungen	25	11	26	14
Übrige Rückstellungen	64	2	52	2
Verbindlichkeiten	18	1	42	0
Verlustvorträge	29	—	167	—
Kürzungsbetrag Verlustvorträge	–3	—	–2	—
	189	474	474	361
davon langfristig	81	420	364	316
Saldierung*	–164	–164	–304	–304
	25	310	170	57

* Nach IAS 12 (Income Taxes) sind latente Steuerforderungen und -verbindlichkeiten unter bestimmten Voraussetzungen zu saldieren, sofern diese gegenüber der gleichen Steuerbehörde bestehen.

Durch Änderungen des Konsolidierungskreises sind im Geschäftsjahr 2003 2 Mio. € auf aktive latente Steuern entfallen. Die bestehenden steuerlichen Verlustvorträge können noch wie folgt genutzt werden:

	31.12.2002	31.12.2003
	in Mio. €	
Innerhalb von einem Jahr	—	4
Innerhalb von zwei Jahren	—	—
Innerhalb von drei Jahren	—	—
Innerhalb von vier Jahren	—	—
Innerhalb von fünf Jahren oder später	78	416
	78	420

Von den gesamten Verlustvorträgen sind auf steuerlich voraussichtlich realisierbare Beträge von 420 Mio. € (2002: 74 Mio. €) aktive latente Steuern mit 165 Mio. € (2002: 26 Mio. €) angesetzt. Dies führte zu latenten Steuererträgen von 142 Mio. € (2002: 24 Mio. €). Die tatsächliche Nutzung der inländischen Verlustvorträge richtet sich nach den allgemeinen Regelungen des § 8 Abs. 4 KStG.

Der tatsächliche Steuerertrag des Jahres 2003 von 412 Mio. € (Vorjahr: Steuerertrag 90 Mio. €) wich um 105 Mio. € (Vorjahr: 18 Mio. €) von dem erwarteten Steuerertrag von 517 Mio. € (Vorjahr: 72 Mio. €) ab, der sich bei Anwendung eines gewichteten erwarteten Durchschnittssteuersatzes auf das Vorsteuerergebnis der rechtlichen Einheiten sowie der ausgegliederten Geschäftsaktivitäten ergeben würde. Dieser Durchschnittssatz wird aus den erwarteten Steuersätzen der einzelnen Konzerngesellschaften ermittelt und lag 2003 bei 36,7 Prozent (Vorjahr: 34,8 Prozent).

Die Ursachen für den Unterschied zwischen erwartetem und tatsächlichem Steuerertrag in der Gruppe begründen sich wie folgt:

	2002		2003	
	Mio. €	%	Mio. €	%
Erwarteter Steuerertrag (+)	72	100	517	100
Steuermehrungen aufgrund steuerlich nicht abzugsfähiger Aufwendungen				
— planmäßige Goodwillabschreibungen	–7	–10	–6	–1
— außerplanmäßige Goodwillabschreibungen aus Impairments	—	—	–29	–6
Sonstige Aufwendungen aus Impairments	—	—	–57	–11
Sonstige Steuereffekte	25	35	–13	–2
Tatsächlicher Steuerertrag (+)	90	125	412	80
Effektiver Steuersatz in %	43,3		29,3	

(10) Sonstige Steuern

Die sonstigen Steuern in Höhe von 70 Mio. € (Vorjahr: 46 Mio. €) sind in den Herstellungskosten, den Vertriebskosten, den Forschungskosten sowie den Verwaltungskosten enthalten. Es handelt sich im Wesentlichen um vermögensabhängige Steuern sowie Strom- und Energiesteuern.

(11) Anderen Gesellschaftern zustehender Gewinn/Verlust

Die Gewinne belaufen sich auf 2 Mio. € (Vorjahr: 2 Mio. €), die Verluste auf 1 Mio. € (Vorjahr: 1 Mio. €).

(12) Ergebnis je Aktie

Da Optionsrechte nicht ausstehen, war ein verwässertes Ergebnis je Aktie sowohl für 2002 als auch für 2003 nicht zu ermitteln. Normales und verwässertes Ergebnis je Aktie wurden für die Geschäftsjahre 2002 und 2003 basierend auf dem Jahresüberschuss (-fehlbetrag) dividiert durch die angenommene Anzahl der Aktien nach Durchführung der Abspaltung ermittelt. Der Vorstand der Bayer AG nimmt an, dass zur Durchführung der Abspaltung 73.034.192 Aktien der LANXESS AG ausgegeben werden.

(13) Materialaufwand

Der Materialaufwand belief sich auf 2.434 Mio. € (Vorjahr: 2.841 Mio. €). Da der Bayer-Konzern vor der Entscheidung für eine Abspaltung in Bezug auf die Geschäftsaktivitäten des Teilkonzerns LANXESS keine getrennten Jahresabschlüsse erstellt hat, wurde der Materialaufwand aus der Konzernberichterstattung des Bayer Konzerns abgeleitet. Die hier gezeigten Materialaufwendungen spiegeln nicht notwendigerweise die Aufwendungen wider, welche sich ergeben hätten, wenn für den Teilkonzern LANXESS bereits zum 01. Januar 2002 eine eigenständige Berichterstattung vorgelegen hätte. Insbesondere können die konzernübergreifenden Service-Funktionen, die den operativen Einheiten übertragen wurden, zukünftig Verschiebungen zwischen den Primär- und Sekundärkosten verursachen.

(14) Personalaufwand

Der Personalaufwand reduzierte sich im Jahr 2003 um 3 Mio. € auf 1.277 Mio. €, wobei die Veränderungen der Währungskurse mit 13 Mio. € (Vorjahr: 40 Mio. €) den entsprechenden Aufwand entlasteten. Im Personalaufwand enthalten sind Entgelte mit 932 Mio. € (Vorjahr: 993 Mio. €) sowie soziale Abgaben und Aufwendungen für Unterstützung mit 345 Mio. € (Vorjahr: 287 Mio. €), wovon 141 Mio. € (Vorjahr: 99 Mio. €) auf Altersversorgung entfallen. Die Einschränkung der Aussagekraft der Materialaufwendungen gilt entsprechend für die Personalaufwendungen.

(15) Belegschaft

Die Zahl der Beschäftigten teilt sich wie folgt auf die betrieblichen Funktionsbereiche auf

	2002	2003
Marketing	3.867	3.648
Technik	14.048	14.213
Forschung	1.316	887
Verwaltung	2.229	1.675
	21.460	20.423

In der Gesamtzahl sind die Mitarbeiter von Gemeinschaftsunternehmen entsprechend dem jeweiligen Beteiligungsanteil enthalten. Insgesamt arbeiteten dort 65 Personen (Vorjahr: 66).

Erläuterungen zur Bilanz

(16) Immaterielle Vermögenswerte

Die immateriellen Vermögenswerte entwickelten sich im Geschäftsjahr 2002 wie folgt:

	Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Werte sowie Lizenzen an solchen Rechten und Werten	Erworbener Firmenwert	Geleistete Anzahlungen	Summe
		in Mio. €		
Bruttowerte 31.12.2001	339	236	9	584
Währungsänderungen	–28	–33	–1	–62
Konzernkreisänderungen	—	—	—	—
Akquisitionen	—	—	—	—
Investitionen	45	14	32	91
Abgänge	–5	—	—	–5
Umbuchungen	1	—	–1	0
Bruttowerte 31.12.2002	352	217	39	608
Abschreibungen 31.12.2001	–122	–63	—	–185
Währungsänderungen	15	15	—	30
Konzernkreisänderungen	—	—	—	—
Abschreibungen 2002	–59	–19		–78
• *Davon außerplanmäßig*	–8	—	—	–8
Wertaufholungen	—	—	—	—
Abgänge	4	—	—	4
Umbuchungen	—	—	—	—
Abschreibungen 31.12.2002	–162	–67	—	–229
Nettowerte 31.12.2002	190	150	39	379

Die immateriellen Vermögenswerte entwickelten sich im Geschäftsjahr 2003 wie folgt:

	Konzessionen, gewerbliche Schutzrechte und ähnliche Rechte und Werte sowie Lizenzen an solchen Rechten und Werten	Erworbener Firmenwert	Geleistete Anzahlungen	Summe
		in Mio. €		
Bruttowerte 31.12.2002	352	217	39	608
Währungsänderungen	–21	–15	–2	–38
Konzernkreisänderungen	2	—	—	2
Akquisitionen	—	—	—	—
Investitionen	41	0	8	49
Abgänge	–124	–65	—	–189
Umbuchungen	18	—	–30	–12
Bruttowerte 31.12.2003	268	137	15	420
Abschreibungen 31.12.2002	–162	–67	—	–229
Währungsänderungen	19	0	—	19
Konzernkreisänderungen	—	—	—	—
Abschreibungen 2003	–202	–97	–1	–300
• *Davon außerplanmäßig*	–89	–80	–1	–170
Wertaufholungen	0	—	—	0
Abgänge	122	65	—	187
Umbuchungen	2	—	—	2
Abschreibungen 31.12.2003	–221	–99	–1	–321
Nettowerte 31.12.2003	47	38	14	99

Die Vermögenswerte der Auslandsgesellschaften zum Jahresbeginn und zum Jahresende werden mit den jeweiligen Stichtagskursen, sämtliche Veränderungen während des Jahres zu Jahresdurchschnittskursen in Euro umgerechnet. Diese Umrechnungsmethode gilt grundsätzlich auch für aus Akquisitionen entstehende Goodwill- und Neubewertungsbeträge, die bei Gesellschaften außerhalb des Euroraums anfallen. Die aus der unterschiedlichen Umrechnung resultierenden Währungsdifferenzen werden gesondert gezeigt.

(17) Sachanlagen

Die Sachanlagen haben sich in 2002 wie folgt entwickelt:

	Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	Technische Anlagen und Maschinen	Andere Anlagen, Betriebs- und Geschäftsausstattung	Geleistete Anzahlungen und Anlagen im Bau	Summe
			in Mio. €		
Bruttowerte 31.12.2001	1.366	6.253	194	241	8.054
Währungsänderungen	–73	–378	–12	–11	–474
Konzernkreisänderungen	—	—	—	—	—
Akquisitionen	—	—	—	—	—
Investitionen	9	107	9	177	302
Abgänge	–23	–294	–18	–1	–336
Umbuchungen	67	143	5	–215	0
Bruttowerte 31.12.2002	1.346	5.831	178	191	7.546
Abschreibungen 31.12.2001	–821	–4.003	–140	—	–4.964
Währungsänderungen	22	241	8	0	271
Konzernkreisänderungen	—	—	—	—	—
Abschreibungen 2002	–47	–482	–19	0	–548
• *Davon außerplanmäßig*	–5	–78	–1	—	–84
Wertaufholungen	—	—	—	—	—
Abgänge	18	235	17	—	270
Umbuchungen	–22	22	—	—	0
Abschreibungen 31.12.2002	–850	–3.987	–134	0	–4.971
Nettowerte 31.12.2002	496	1.844	44	191	2.575

Die Sachanlagen haben sich in 2003 wie folgt entwickelt:

	Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	Technische Anlagen und Maschinen	Andere Anlagen, Betriebs- und Geschäftsausstattung	Geleistete Anzahlungen und Anlagen im Bau	Summe
			in Mio. €		
Bruttowerte 31.12.2002	1.346	5.831	178	191	7.546
Währungsänderungen	–40	–191	–7	–4	–242
Konzernkreisänderungen	6	22	—	24	52
Akquisitionen	—	—	—	—	—
Investitionen	10	97	4	152	263
Abgänge	–28	–304	–13	–3	–348
Umbuchungen	69	74	22	–153	12
Bruttowerte 31.12.2003	1.363	5.529	184	207	7.283
Abschreibungen 31.12.2002	–850	–3.987	–134	0	–4.971
Währungsänderungen	19	114	5	—	138
Konzernkreisänderungen	—	—	—	—	—
Abschreibungen 2003	–195	–942	–39	–1	–1.177
• *Davon außerplanmäßig*	–160	–640	–23	–1	–824
Wertaufholungen	—	—	—	—	—
Abgänge	14	254	12	—	280
Umbuchungen	–29	40	–13	—	–2
Abschreibungen 31.12.2003	–1.041	–4.521	–169	–1	–5.732
Nettowerte 31.12.2003	322	1.008	15	206	1.551

Die unter den immateriellen Vermögenswerten erläuterten Grundsätze zur Währungsumrechnung finden hier entsprechende Anwendung.

Vermögenswerte, die im Wege von Finanzierungsleasingverträgen genutzt werden, sind in den bilanzierten Sachanlagen mit 53 Mio. € (Vorjahr: 60 Mio. €) enthalten; ihr Bruttowert zum Bilanzstichtag beträgt 126 Mio. € (Vorjahr: 132 Mio. €).

Im Wesentlichen handelt es sich bei diesen Vermögenswerten um technische Anlagen und Maschinen sowie Gebäude mit einem Buchwert von 38 Mio. € und Bruttowert von 107 Mio. € (Vorjahr: Buchwert von 53 Mio. € und Bruttowert von 122 Mio. €) bzw. einem Buchwert von 13 Mio. € und Bruttowert von 18 Mio. € (Vorjahr: Buchwert von 6 Mio. € und Bruttowert von 8 Mio. €). Bei den Gebäuden deckt der Barwert der zukünftigen Mindestleasingzahlungen die wesentlichen Anschaffungskosten, oder das rechtliche Eigentum wird am Ende der Leasinglaufzeit übertragen.

In den Sachanlagen sind auch vermietete bzw. verleaste Erzeugnisse von untergeordneter Bedeutung enthalten, soweit aufgrund der zugrunde liegenden Verträge kein Finanzierungsleasing im Sinne von IAS 17 (Leases) vorliegt. Ist der Kunde jedoch als wirtschaftlicher Eigentümer anzusehen, wird in Höhe der abgezinsten zukünftigen Miet- bzw. Leasingzahlungen eine Forderung im Umlaufvermögen aktiviert.

(18) Finanzanlagen

Die Finanzanlagen haben sich in 2002 folgendermaßen verändert:

	Anteile an verbundenen Unternehmen	Ausleihungen an verbundene Unternehmen	Anteile an übrigen Beteiligungen		Ausleihungen an übrige Beteiligungen	Wertpapiere des Anlagevermögens	Sonstige Ausleihungen	Summe
			Assoziierte Unternehmen	Sonstige Unternehmen				
				in Mio. €				
Bruttowerte 31.12.2001	11	—	5	18	38	5	—	77
Währungsänderungen	—	—	—	0	—	—	—	0
Konzernkreisänderungen	—	—	—	—	—	—	—	—
Fair Value Veränderung	—	—	—	—	—	—	—	—
Akquisitionen	—	—	—	—	—	—	—	—
Übrige Zugänge	—	—	—	—	1	0	—	1
Abgänge	—	—	—	—	–5	–3	—	–8
Umbuchungen	—	—	—	—	—	—	—	—
Bruttowerte 31.12.2002	11	—	5	18	34	2	—	70
Abschreibungen 31.12.2001	–3	—	—	—	0	—	—	–3
Währungsänderungen	—	—	—	—	—	—	—	—
Konzernkreisänderungen	—	—	—	—	—	—	—	—
Abschreibungen 2002	—	—	—	—	0	—	—	0
Zuschreibungen	—	—	—	—	0	—	—	0
Abgänge	—	—	—	—	0	—	—	0
Umbuchungen	—	—	—	—	—	—	—	—
Abschreibungen 31.12.2002	–3	—	—	—	0	—	—	–3
Nettowerte 31.12.2002	8	—	5	18	34	2	0	67

Die Finanzanlagen haben sich in 2003 folgendermaßen verändert:

	Anteile an verbundenen Unternehmen	Ausleihungen an verbundene Unternehmen	Anteile an übrigen Beteiligungen		Ausleihungen an übrige Beteiligungen	Wertpapiere des Anlagevermögens	Sonstige Ausleihungen	Summe
			Assoziierte Unternehmen	Sonstige Unternehmen				
				in Mio. €				
Bruttowerte 31.12.2002	11	—	5	18	34	2	—	70
Währungsänderungen	—	—	—	—	—	—	—	—
Konzernkreisänderungen	–12	—		—	—	—	—	–12
Fair Value Veränderung	—	—	—	—	—	—	—	—
Akquisitionen	—	—	—	—	—	—	—	—
Übrige Zugänge	1	—	—	0	0	1	—	2
Abgänge	—	—	—	—	0	0	—	0
Umbuchungen	5	—	–5	—	—	—	—	—
Bruttowerte 31.12.2003	5	—	0	18	34	3	—	60
Abschreibungen 31.12.2002	–3	—	—	—	0	—	—	–3
Währungsänderungen	—	—	—	—	—	—	—	—
Konzernkreisänderungen	—	—	—	—	—	—	—	—
Abschreibungen 2003		—	—	–17	—	—	—	–17
Zuschreibungen	—	—	—	—	0	—	—	0
Abgänge	—	—	—	—	0	—	—	0
Umbuchungen	—	—	—	—	—	—	—	—
Abschreibungen 31.12.2003	–3	—	0	–17	0	—	—	–20
Nettowerte 31.12.2003	2	—	0	1	34	3	—	40

Die unter den immateriellen Vermögenswerten erläuterten Grundsätze zur Währungsumrechnung finden hier entsprechende Anwendung.

(19) Vorräte

Von den am 31.12.2003 vorhandenen Vorräten in Höhe von 1.096 Mio. € (Vorjahr: 1.094 Mio. €) waren 25 Mio. € (Vorjahr: 24 Mio. €) zu ihrem Nettoveräußerungswert bilanziert.

Im Einzelnen gliedern sich die Vorräte wie folgt:

	31.12.2002	31.12.2003
	in Mio. €	
Roh-, Hilfs- und Betriebsstoffe	183	185
Erzeugnisse und Handelswaren	909	909
Geleistete Anzahlungen	2	2
	1.094	1.096

Die Wertberichtigungen auf Vorräte entwickelten sich folgendermaßen:

	31.12.2002	31.12.2003
	in Mio. €	
Stand am Jahresanfang	–25	–62
Aufwandswirksame Zuführungen	–44	–34
Währungsänderungen	2	1
Konzernkreisänderungen	0	0
Auflösung/Inanspruchnahme	5	39
Stand am Jahresende	–62	–56

(20) Forderungen aus Lieferungen und Leistungen

Erforderliche Wertberichtigungen, die sich nach dem wahrscheinlichen Ausfallrisiko bemessen, sind mit 22 Mio. € (Vorjahr: 25 Mio. €) berücksichtigt.

Der Gesamtbetrag der Forderungen aus Lieferungen und Leistungen in Höhe von 990 Mio. € (Vorjahr: 1.048 Mio. €) ist innerhalb eines Jahres fällig. Forderungen aus Lieferungen und Leistungen bestanden mit 3 Mio. € (Vorjahr: 6 Mio. €) gegenüber übrigen Beteiligungen und mit 987 Mio. € (Vorjahr: 1.042 Mio. €) gegenüber sonstigen Kunden. Gegenüber Gesellschaften des Bayer-Konzerns, die aus Sicht des Teilkonzerns LANXESS Dritte darstellen, bestanden Forderungen aus Lieferungen und Leistungen von 75 Mio. € (Vorjahr: 63 Mio. €). Gegenüber verbundenen Unternehmen bestanden weder im Geschäftsjahr 2002 noch im Geschäftsjahr 2003 Forderungen aus Lieferungen und Leistungen.

Die Wertberichtigungen für Forderungen haben sich insgesamt folgendermaßen entwickelt:

	31.12.2002	31.12.2003
	in Mio. €	
Stand am Jahresanfang	–25	–25
Aufwandswirksame Zuführungen	–8	–3
Währungsänderungen	5	1
Konzernkreisänderungen	0	0
Auflösung/Inanspruchnahme	3	5
Stand am Jahresende	–25	–22

(21) Übrige Forderungen und sonstige Vermögenswerte

Übrige Forderungen und sonstige Vermögenswerte werden grundsätzlich mit fortgeführten Anschaffungskosten bilanziert, abzüglich von Wertberichtigungen in Höhe von 3 Mio. € (Vorjahr: 0 Mio. €).

Sie setzen sich folgendermaßen zusammen:

	31.12.2002	31.12.2003
	in Mio. €	
Forderungen aus Krediten	182	256
Sonstige Vermögenswerte aus Pensionszusagen	72	89
Steuererstattungsansprüche	22	28
Leasingforderungen	21	20
Forderungen aus derivativen Finanzinstrumenten	0	4
Zinsforderungen aus Ausleihungen	1	0
Forderungen gegenüber Arbeitnehmern	1	2
Übrige Forderungen	100	155
	399	554

Zinsforderungen aus Ausleihungen enthalten im Wesentlichen Zinsansprüche, die erst nach dem Abschlussstichtag rechtlich entstehen.

Der Gesamtbetrag der übrigen Forderungen betrifft mit 1 Mio. € (Vorjahr: 0 Mio. €) Forderungen gegen übrige Beteiligungen. Übrige Forderungen gegenüber dem Bayer-Konzern zugehörigen Gesellschaften, die aus Sicht des Teilkonzerns LANXESS als Dritte zu klassifizieren sind, bestanden in Höhe von 332 Mio. € (Vorjahr: 214 Mio. €). Forderungen gegenüber verbundenen Unternehmen bestanden nicht.

Von den übrigen Forderungen und sonstigen Vermögenswerten weisen 107 Mio. € (Vorjahr: 80 Mio. €) eine Restlaufzeit von mehr als einem Jahr auf.

Forderungen aus Leasingverträgen, bei denen die Kunden als wirtschaftliche Eigentümer der Leasinggegenstände anzusehen sind (Finanzierungsleasing), bestanden in Höhe von 20 Mio. € (Vorjahr: 21 Mio. €).

Von den gesamten Leasingzahlungen sind fällig:

	Leasingraten	Hierin enthaltener Zinsanteil	Leasingforderung
		in Mio. €	
2004	1	0	1
2005	1	0	1
2006	1	0	1
2007	1	0	1
2008	1	0	1
Nach 2008	15	0	15
	20	0	20

(22) Flüssige Mittel

	31.12.2002	31.12.2003
	in Mio. €	
Wertpapiere und Schuldscheine	0	0
Schecks, Kassenbestand, Guthaben bei Kreditinstituten	10	13
	10	13

Finanztitel mit einer ursprünglichen Fälligkeit von bis zu drei Monaten werden wegen ihrer hohen Liquidität in der Position „Schecks, Kassenbestand, Guthaben bei Kreditinstituten" ausgewiesen.

(23) Rechnungsabgrenzungsposten

Vom Gesamtbetrag der Rechnungsabgrenzungsposten werden im Jahr 2004 voraussichtlich 13 Mio. € (Vorjahr: 12 Mio. €) in Anspruch genommen.

(24) Eigenkapital

Wie bereits in dem Abschnitt „Grundlagen der abschlussbezogenen Berichterstattung" erläutert, sind die Combined Financial Statements des Teilkonzerns LANXESS für die Geschäftsjahre 2002 und 2003 aus der Konzernberichterstattung des Bayer-Konzerns abgeleitet worden. Dabei wurden die abzuspaltenden Aktivitäten dem Teilkonzern LANXESS für die Geschäftsjahre 2002 und 2003 zugeordnet. Annahmegemäß wurde auf dieser Grundlage für die in den Combined Financial Statements des Teilkonzerns LANXESS abgebildete Liquidität sowie Eigen- und Fremdkapitalstruktur die zum 30. Juni 2004 zugewiesene Nettoverschuldung entsprechend bei der Finanzierungsstruktur für die Jahre 2002 und 2003 berücksichtigt.

Das Gesamteigenkapital stellt daher annahmegemäß eine Residualgröße aus Vermögenswerten und Schulden dar, welche sich aus den abzuspaltenden Geschäftsaktivitäten einschließlich der Zuordnung der Nettoverschuldung für die Geschäftsjahre 2002 und 2003 ergab, die im Teilkonzern LANXESS zusammengefasst werden, abzüglich der aufgelaufenen Ergebnisbeiträge und sonstiger Eigenkapitalveränderungen der zusammengefassten Geschäftsaktivitäten.

(25) Anteile anderer Gesellschafter

Die Anteile anderer Gesellschafter betrafen im Geschäftsjahr 2002 im Wesentlichen die Fremdanteile am Eigenkapital der LANXESS ABS Ltd., Indien, der EUROPIGMENTS S.L., Spanien, der LANXESS Shanghai Pigments Co. Ltd. und der RheinChemie, China. Im Geschäftsjahr 2003 betrafen die Anteile anderer Gesellschafter vornehmlich die Fremdanteile am Eigenkapital der LANXESS ABS Ltd., Indien, der Novochem, Alcantarilla, der DUBAY GmbH, Hamm, der EUROPIGMENTS S.L., Spanien und der RheinChemie, China.

(26) Rückstellungen für Pensionen und ähnliche Verpflichtungen

Für die meisten Mitarbeiter wird für die Zeit nach der Pensionierung durch den Teilkonzern LANXESS direkt oder durch Beitragszahlungen an private Einrichtungen Vorsorge getroffen.

Die Leistungen des Konzerns variieren je nach rechtlichen, steuerlichen und wirtschaftlichen Gegebenheiten des jeweiligen Landes und basieren in der Regel auf Beschäftigungsdauer und Entgelt der Mitarbeiter. Die Verpflichtungen umfassen sowohl solche aus bereits laufenden Pensionen als auch aus Anwartschaften auf künftig zu zahlende Pensionen.

Grundlage für die Darstellung der Pensionsverpflichtungen in den Combined Financial Statements und der zu übertragenden Verpflichtungen waren für die Stichtage 31. Dezember 2002 und 31. Dezember 2003 separate versicherungsmathematische Gutachten, denen jeweils Personallisten mit den zum Abschlussstichtag übergehenden Mitarbeitern zugrunde lagen. Die Verpflichtungen wurden damit größtenteils personenindividuell ermittelt; nur in Ausnahmefällen erfolgte eine Zuordnung über mitarbeiterproportionale Verteilungsschlüssel.

Hinsichtlich der Versorgungsansprüche von vor dem 01. Juli 2004 bereits im Ruhestand befindlichen oder zuvor ausgeschiedenen Mitarbeitern mit unverfallbaren Ansprüchen bestehen länder- oder gesellschaftsspezifische Regelungen.

Die betriebliche Altersversorgung erfolgt sowohl beitrags- als auch leistungsorientiert.

Bei den **beitragsorientierten** Altersversorgungssystemen („Defined Contribution Plans") zahlt das Unternehmen aufgrund gesetzlicher oder vertraglicher Bestimmungen bzw. auf freiwilliger Basis Beiträge an staatliche oder private Rentenversicherungsträger. Mit Zahlung der Beiträge bestehen für das Unternehmen keine weiteren Leistungsverpflichtungen.

Die laufenden Beitragszahlungen sind als Aufwand des jeweiligen Jahres in den Funktionsbereichen und damit im operativen Ergebnis ausgewiesen; sie beliefen sich im Geschäftsjahr 2003 im Konzern auf insgesamt 51 Mio. € (Vorjahr: 56 Mio. €).

Alle übrigen Altersversorgungssysteme sind **leistungsorientiert** („Defined Benefit Plans"), wobei zwischen rückstellungs- und fondsfinanzierten Versorgungssystemen unterschieden wird. Insgesamt ergaben sich im Jahr 2003 aus leistungsorientierten Altersversorgungssystemen Aufwendungen in Höhe von 58 Mio. € (Vorjahr: 46 Mio. €), die bis auf die Aufzinsung, die erwarteten Erträge aus dem Planvermögen und diejenigen Anteile der Amortisation der versicherungsmathematischen Verluste, die auf das Planvermögen entfallen, in den Kosten der Funktionsbereiche enthalten sind.

Wegen ihres Versorgungscharakters werden insbesondere die Verpflichtungen der US-Konzerngesellschaften für die Krankheitskosten der Mitarbeiter nach deren Eintritt in den Ruhestand ebenfalls unter den Pensionsrückstellungen ausgewiesen. Für die Krankheitskosten wird dabei eine langfristige Kostensteigerung von 5 Prozent p.a. berücksichtigt. Vorruhestandsleistungen bzw. sonstige Altersversorgungsleistungen aus Anlass der Beendigung des Arbeitsverhältnisses, die den Charakter einer pensionsähnlichen Verpflichtung aufweisen, sind ebenfalls Bestandteil der Pensionsrückstellungen. Diese pensionsähnlichen Verpflichtungen in Höhe von 129 Mio. € (Vorjahr: 79 Mio. €) werden wie die Pensionsverpflichtungen nach Maßgabe der internationalen Standards ermittelt. Der Aufwand für 2003 beläuft sich auf 63 Mio. € (Vorjahr: 22 Mio. €). Dieser setzt sich zusammen aus Aufwendungen von 57 Mio. € (Vorjahr: 14 Mio. €) für im Jahr 2003 erdiente Ansprüche, aus Zinskosten von 5 Mio. € (Vorjahr: 5 Mio.) sowie aus der Amortisation versicherungsmathematischer Verluste von 1 Mio. € (Vorjahr: 1 Mio. €). Im Vorjahr waren zusätzlich 2 Mio. € Aufwand aus Plankürzungen und -abgeltungen enthalten.

Für die Versorgungspläne setzen sich die Kosten wie folgt zusammen:

	Leistungszusagen Pensionen		Leistungszusagen andere	
	31.12.2002	31.12.2003	31.12.2002	31.12.2003
	in Mio. €			
Aufwand für im Geschäftsjahr erdiente Versorgungsansprüche	35	38	14	57
Aufwand für in Vorjahren erdiente Versorgungsansprüche	—	2	—	—
Aufzinsung der in Vorjahren erworbenen Versorgungsansprüche	59	61	5	5
Erwartete Erträge aus der Vermögensanlage	–56	–51	—	—
Amortisation versicherungsmathematischer Verluste (+)/Gewinne (–)	2	8	1	1
Plankürzungen und -abgeltungen	6	—	2	—
	46	58	22	63

Die Pensionsrückstellungen für die leistungsorientierten Altersversorgungssysteme werden gemäß IAS 19 (Employee Benefits) nach der Projected-Unit-Credit-Methode ermittelt. Dabei werden die zukünftigen Verpflichtungen unter Anwendung versicherungsmathematischer Verfahren bei vorsichtiger Einschätzung der relevanten Einflussgrößen bewertet. Vorsorgeeinrichtungen und Verpflichtungen werden in regelmäßigen Abständen bewertet. Ein Zeitraum von drei Jahren wird dabei nicht überschritten; für alle bedeutenden Einrichtungen werden umfassende versicherungsmathematische Untersuchungen jährlich durchgeführt.

Die unter dynamischen Gesichtspunkten nach Eintritt des Versorgungsfalles zu erwartenden Versorgungsleistungen werden über die gesamte Beschäftigungszeit der Mitarbeiter verteilt, wobei auch zukünftige Einkommensveränderungen berücksichtigt werden.

Die rechtlich selbstständige Bayer Pensionskasse VvaG (Bayer Pensionskasse) ist eine private Versicherungsgesellschaft und unterliegt daher dem Versicherungsaufsichtsgesetz. Bayer garantiert die vertraglichen Verpflichtungen der Bayer Pensionskasse. Für die Bilanzierung nach IFRS wird die Bayer Pensionskasse daher als leistungsorientiertes Altersversorgungssystem (Defined Benefit Plan) eingestuft.

Die Kapitalanlagepolitik der Bayer Pensionskasse richtet sich neben der Einhaltung aufsichtsrechtlicher Rahmenvorgaben an der aus den eingegangenen Verpflichtungen resultierenden Risikostruktur aus. Hierauf basierend hat die Bayer Pensionskasse vor dem Hintergrund der Kapitalmarktentwicklung ein risikoadäquates strategisches Zielportfolio entwickelt. Der Schwerpunkt dieser Anlagestrategie liegt in erster Linie in einem stringenten Downside-Risikomanagement und weniger in einer absoluten Renditemaximierung. Es ist zu erwarten, dass die so definierte Anlagepolitik in der Lage ist, eine Kapitalverzinsung zu erwirtschaften, welche langfristig die dauerhafte Erfüllung der Verpflichtungen gewährleistet.

Bei allen leistungsorientierten Versorgungssystemen sind versicherungsmathematische Berechnungen und Schätzungen unumgänglich. Dabei spielen neben Annahmen zur Lebenserwartung die folgenden Rechnungsparameter eine Rolle, die von der wirtschaftlichen Situation des jeweiligen Landes abhängen:

	Verwendete Parameter	
	31.12.2002	31.12.2003
Rechnungszinsfuß	5,75 % bis 7,00 %	5,50 % bis 6,25 %
Erwartete Einkommensentwicklung	3,00 % bis 4,75 %	2,75 % bis 4,25 %
Erwartete Rentenentwicklung	1,44 % bis 2,25 %	1,25 % bis 2,75 %
Durchschnittliche Fluktuation (abhängig von Alter und Geschlecht)	Erfahrungswerte	
Erwarteter Vermögensertrag	6,50 % bis 8,50 %	6,25 % bis 8,25 %

Die Verpflichtungen für Vor- und Frühruhestandsleistungen werden entsprechend ihrer erwarteten mittelfristigen Inanspruchnahme mit einem Rechnungszinsfuß von 3,50 % (Vorjahr: 3,75 %) berechnet.

	Leistungszusagen Pensionen		Leistungszusagen andere	
	31.12.2002	31.12.2003	31.12.2002	31.12.2003
	in Mio. €			
Anwartschaftsbarwert der Versorgungszusagen				
Versorgungsverpflichtung zu Beginn des Jahres	992	1.007	91	90
Aufwand für im Geschäftsjahr erdiente Versorgungsansprüche	35	38	14	57
Aufzinsung der in Vorjahren erworbenen Versorgungsansprüche	59	61	5	5
Arbeitnehmerbeiträge	9	10	—	—
Planänderungen	2	2	—	—
Planabgeltungen	–21	—	0	—
Versicherungsmathematische Gewinne (–)/Verluste (+)	2	31	–2	8
Währungsumrechnungsdifferenz	–48	–3	–14	–7
Gezahlte Versorgungsleistungen	–28	–28	–6	–7
Akquisitionen/Fusionen	—	—	—	—
Desinvestitionen	—	—	—	—
Plankürzungen	5	—	2	—
Versorgungsverpflichtung zum Ende des Jahres	1.007	1.118	90	146
Planvermögen zum Fair Value				
Planvermögen zum Beginn des Jahres	844	748	—	—
Tatsächliche Erträge aus dem Planvermögen	–42	42	—	—
Akquisitionen/Fusionen	—	—	—	—
Desinvestitionen	—	—	—	—
Planabgeltungen	–16	0	—	—
Währungsumrechnungsdifferenz	–39	1	—	—
Arbeitgeberbeiträge	20	39	6	7
Arbeitnehmerbeiträge	9	10	—	—
Gezahlte Versorgungsleistungen	–28	–28	–6	–7
Planvermögen zum Ende des Jahres	748	812	0	0
Nettovermögen/-verpflichtung	–259	–306	–90	–146
Anpassungsbetrag aufgrund von nicht realisiertem nachzuverrechnendem Dienstzeitaufwand	2	1	—	—
Anpassungsbetrag aufgrund nicht realisierter Übergangsbeträge	—	—	—	—
Anpassungsbetrag aufgrund nicht realisierter versicherungsmathematischer Gewinne (–)/Verluste (+)	213	243	11	17
Berücksichtigung der Obergrenze für Vermögenswerte	–129	–128	—	—
Bilanzielle Nettoverpflichtung am Jahresende	–173	–190	–79	–129
In der Bilanz ausgewiesene Beträge				
Forderungen im Zusammenhang mit Pensionsverpflichtungen	72	89	—	—
Rückstellungen für Pensionen und ähnliche Verpflichtungen	–245	–279	–79	–129
Ausgewiesener Nettobetrag	–173	–190	–79	–129

Der Anwartschaftsbarwert der Versorgungszusagen für Pensionen entfällt mit 283 Mio. € (Vorjahr: 245 Mio. €) auf rückstellungsfinanzierte und mit 835 Mio. € (Vorjahr: 762 Mio. €) auf fondsfinanzierte Versorgungsverpflichtungen. Der Anwartschaftsbarwert der anderen pensionsähnlichen Leistungszusagen ist mit 146 Mio. € (Vorjahr: 90 Mio. €) vollständig rückstellungsfinanziert.

Die fondsfinanzierten Pensionsverpflichtungen weisen mit 60 Mio. € (Vorjahr: 67 Mio. €) eine Überdeckung, mit 83 Mio. € (Vorjahr: 79 Mio. €) eine Unterdeckung auf.

Noch nicht ertragsmäßig verrechnete Anpassungsbeträge zwischen dem versicherungsmathematischen Anwartschaftsbarwert — nach Abzug des Fondsvermögens — und der Rückstellung ergeben sich vorwiegend aus so genannten versicherungsmathematischen Gewinnen oder Verlusten im Zusammenhang mit Bestandsänderungen und Abweichungen der tatsächlichen Einkommenstrends und Vermögensentwicklungen gegenüber den Rechnungsannahmen. Überschreitet das Fondsvermögen die entsprechende Verpflichtung, wird der überschießende Betrag unter Berücksichtigung der in IAS 19 (Employee Benefits) vorgegebenen Obergrenze als sonstige Forderung in die Bilanz eingestellt. Die in der Bilanz erfassten Beträge werden in Übereinstimmung mit IAS 19 über die erwartete durchschnittliche Restdienstzeit der aktiven Belegschaft ergebniswirksam berücksichtigt. Bei der Ermittlung des ergebniswirksamen Anteils der versicherungsmathematischen Gewinne bzw. Verluste wird das so genannte Korridorverfahren angewendet.

Die in der Bilanz erfasste Nettoschuld ist in den folgenden Positionen enthalten:

	2002	2003
	in Mio. €	
Pensionsrückstellungen und ähnliche Verpflichtungen	–324	–408
Sonstige Vermögenswerte	72	89
In der Bilanz erfasste Nettoschuld	–252	–319

Die Rückstellungen für Pensionen und ähnliche Verpflichtungen haben sich in den Jahren 2002 und 2003 in der Bilanz wie folgt entwickelt:

	1.1.2002	Konzernkreisänderung	Währungsänderung	Zuführung	Inanspruchnahme	Auflösung	31.12.2002
			in Mio. €				
Pensionsrückstellungen und ähnliche Verpflichtungen	345	—	–12	18	–27	—	324

	1.1.2003	Konzernkreisänderung	Währungsänderung	Zuführung	Inanspruchnahme	Auflösung	31.12.2003
			in Mio. €				
Pensionsrückstellungen und ähnliche Verpflichtungen	324	—	–5	135	–46	—	408

(27) Andere Rückstellungen

Im Einzelnen bestehen folgende Rückstellungen:

	31.12.2002		31.12.2003	
	Gesamt	Davon fällig innerhalb eines Jahres	Gesamt	Davon fällig innerhalb eines Jahres
		in Mio. €		
Personalrückstellungen	173	53	234	73
Rückstellungen Kundenverkehr	69	69	40	32
Umweltschutzrückstellungen	46	6	42	4
Steuerrückstellungen	17	7	22	11
Rückstellungen für Restrukturierung	18	18	21	21
Sonstige Rückstellungen	41	40	46	12
	364	193	405	153

Die Rückstellungen haben sich in 2002 wie folgt entwickelt:

	1.1.2002	Konzernkreis-änderung	Währungs-änderung	Zuführung	Inanspruch-nahme	Auflösung	31.12.2002
				in Mio. €			
Personal	162	—	–7	37	–19	—	173
Kundenverkehr	79	—	–4	43	–41	–8	69
Umweltschutz	51	—	–8	7	–4	0	46
Steuer	22	—	–1	24	–27	–1	17
Restrukturierung	38	—	–10	15	–25	—	18
Sonstige	34	—	–2	27	–18	0	41
Summe	386	—	–32	153	–134	–9	364

Die Rückstellungen haben sich in 2003 wie folgt entwickelt:

	1.1.2003	Konzernkreis-änderung	Währungs-änderung	Zuführung	Inanspruch-nahme	Auflösung	31.12.2003
				in Mio. €			
Personal	173	—	–4	113	–42	–6	234
Kundenverkehr	69	—	–3	37	–48	–15	40
Umweltschutz	46	—	–4	2	–2	0	42
Steuer	17	—	0	23	–17	–1	22
Restrukturierung	18	—	–3	15	–9	0	21
Sonstige	41	—	0	38	–31	–2	46
Summe	364	—	–14	228	–149	–24	405

Beteiligungsprogramme

Im Jahr 2000 wurde erstmals ein aus drei unterschiedlichen Angeboten bestehendes Beteiligungsprogramm des Bayer-Konzerns für verschiedene Mitarbeitergruppen aufgelegt. Für Mitglieder des Vorstands der Bayer AG und Mitarbeiter der oberen Führungsebenen handelt es sich um ein Aktien-Optionsprogramm, für das mittlere Management gibt es ein Aktien-Incentiveprogramm und für das übrige Management sowie die Tarifmitarbeiter ein Aktien-Beteiligungsprogramm. Voraussetzung für die Teilnahme am Aktien-Optionsprogramm, am Aktien-Incentiveprogramm und am Modul 1 des Aktien-Beteiligungsprogramms ist jeweils ein Eigeninvestment in Bayer-Aktien, die dann in ein spezielles Depot einzubringen sind.

Unter der Voraussetzung, dass die Mitarbeiterinnen und Mitarbeiter ihre Aktien über die Laufzeit des Aktien-Incentiveprogramms und des Aktien-Beteiligungsprogramms nicht veräußern, gewährt das Unternehmen Incentive-Auszahlungen nach einer zeitlich und hinsichtlich des Volumens festgelegten Systematik. Beim Modul 2 des Aktien-Beteiligungsprogramms haben die Mitarbeiter die Möglichkeit, Bayer-Aktien zu einem reduzierten Preis zu erwerben. Soweit die Verpflichtungen aus den Mitarbeiterbeteiligungsprogrammen gegenüber Mitarbeitern des Teilkonzerns LANXESS bestehen, wurden und werden diese Verpflichtungen auf den Teilkonzern LANXESS übertragen.

Rückstellungen für Umweltschutz

Das Geschäft des Teilkonzerns LANXESS unterliegt weitreichenden Gesetzen und Verordnungen in den Ländern, in denen seine geschäftlichen Aktivitäten stattfinden und in denen er Eigentum an Liegenschaften hält. So kann die Einhaltung von Gesetzen und Verordnungen, die den Schutz der Umwelt betreffen, dazu führen, dass der Konzern an diversen Standorten die Auswirkungen der Ablagerung oder Emission von Chemikalien beseitigen oder auf ein Minimum beschränken muss. Einige dieser Gesetze und Verordnungen führen dazu, dass ein Unternehmen, das gegenwärtig oder in der Vergangenheit Eigentümer eines Standortes war oder dort Anlagen betrieben hat, entschädigungspflichtig gemacht wird für die Kosten, die dadurch entstehen, dass gefährliche Substanzen auf oder unter der Oberfläche eines Grundstücks beseitigt oder unschädlich gemacht werden. Dabei kann die Entschädigungspflicht unabhängig davon gegeben sein, ob der Eigentümer oder Anlagenbetreiber von der Kontamination wusste oder ob er sie selbst verursacht hat, und es ist auch nicht entscheidend, ob die Kontamination zu dem Zeitpunkt, zu dem sie ursprünglich verursacht wurde, gesetzlich zulässig war oder nicht. Da viele der Produktionsstandorte schon seit langer Zeit industriell genutzt werden, ist es unmöglich, genau zu bestimmen, welche Auswirkungen solche Gesetze und Verordnungen in Zukunft auf den Teilkonzern LANXESS haben werden.

Wie bei Unternehmen der chemischen Industrie und bei verwandten Branchen zu erwarten ist, hat es in der Vergangenheit an einzelnen Standorten Verunreinigungen des Bodens und des Grundwassers gegeben; außerdem könnten solche Verunreinigungen an anderen Standorten auftreten oder entdeckt werden. Ansprüche werden geltend gemacht von bundes- oder einzelstaatlichen Regulierungsbehörden in den Vereinigten Staaten sowie von privaten Organisationen und Individuen. Dabei geht es um die Sanierung von Standorten und Flächen, die der Teilkonzern LANXESS von der Bayer AG zu Eigentum erworben hat oder noch erwerben wird, an denen Produkte von Dritten im Rahmen von Lohnfertigungsvereinbarungen produziert wurden oder an denen Abfälle aus Produktionsanlagen des Teilkonzerns LANXESS behandelt, gelagert oder entsorgt wurden.

Potenzielle Verbindlichkeiten aus Untersuchungs- und Sanierungskosten bestehen bei einer Reihe von Standorten unter anderem aufgrund des allgemein als „Superfund" bezeichneten US-amerikanischen Umweltschutzgesetzes, aufgrund des amerikanischen bundesstaatlichen Resource Conservation and Recovery Act sowie aufgrund von ähnlichen amerikanischen einzelstaatlichen Gesetzen. An den meisten betroffenen US-Standorten sind zahlreiche Unternehmen, darunter auch der Teilkonzern LANXESS, darüber in Kenntnis gesetzt worden, dass die US-amerikanische Umweltschutzbehörde, einzelstaatliche Behörden sowie Private davon ausgehen, dass die betreffenden Gesellschaften möglicherweise nach den Superfund- oder ähnlichen Gesetzen für Sanierungsmaßnahmen verantwortlich sind. An anderen US-Standorten ist der Teilkonzern LANXESS der einzige Verantwortliche. Die Verfahren bezüglich der einzelnen Standorte sind unterschiedlich weit fortgeschritten. An den meisten Standorten ist der Sanierungsprozess bereits eingeleitet.

Am Ende der Jahre 2003 und 2002 hatte der Teilkonzern LANXESS für Umweltschutzverpflichtungen insgesamt 42 Mio. € bzw. 46 Mio. € zurückgestellt. Diese Umweltschutzrückstellungen betreffen vor allem die Landgewinnung, die Sanierung von kontaminierten Standorten, die Nachrüstung von Deponien sowie Rekultivierungs- und Wasserschutzmaßnahmen. Die Umweltschutzrückstellungen werden durch Diskontierung ermittelt, soweit Umweltuntersuchungen oder Sanierungsmaßnahmen wahrscheinlich sind, die Kosten hinreichend zuverlässig geschätzt werden können und kein zukünftiger Nutzen aus diesen Maßnahmen erwartet wird. Für die Kostenschätzungen signifikante Faktoren sind z. B. bisherige Erfahrungen in vergleichbaren Fällen, Gutachten zu Umweltmaßnahmen, die gegenwärtigen Kosten und neue, die Kosten beeinflussende Entwicklungen, unsere Interpretation der gegenwärtigen Umweltschutzgesetze und -verordnungen, die Anzahl und die finanzielle Situation der Drittunternehmen, die an den verschiedenen Standorten angesichts der gemeinsamen Haftung ebenfalls zu Kostenerstattungen herangezogen werden können, sowie die Sanierungsmethoden, die voraussichtlich eingesetzt werden.

Es ist schwierig, die künftigen Kosten der Umweltschutz- und Sanierungsmaßnahmen abzuschätzen, insbesondere angesichts der vielen Unsicherheiten, die vor allem bezüglich der Gesetze, der Verordnungen und der Informationen über die Verhältnisse in den verschiedenen Ländern und Standorten bestehen. In Anbetracht dieser Situation sowie unter Berücksichtigung seiner bisherigen Erfahrungen mit ähnlichen Umweltschutzsituationen geht der Teilkonzern LANXESS davon aus, dass die vorhandenen Rückstellungen — auf der Grundlage der heute vorhandenen Informationen — ausreichend sind. Angesichts der diesem Bereich inhärenten Schwierigkeiten, Verpflichtungen zutreffend abzuschätzen, kann nicht garantiert werden, dass über die rückgestellten Beträge hinaus keinerlei zusätzliche Kosten anfallen werden. Es ist möglich, dass eine endgültige Bereinigung dieser Sachverhalte über die bereits bestehenden Rückstellungen hinaus zusätzliche Aufwendungen über einen längeren Zeitraum und in einem Ausmaß erfordern wird, das nicht vernünftig abgeschätzt werden kann. Es wird jedoch davon ausgegangen, dass solche zusätzlichen Beträge, wenn sie überhaupt anfallen, keine wesentlichen Auswirkungen auf die Vermögens-, Finanz- und Ertragslage des Konzerns haben würden.

Rechtliche Risiken

Der Teilkonzern LANXESS bzw. der LANXESS-Konzern ist unmittelbar oder mittelbar über Erstattungspflichten gegenüber dem Unternehmensbereich Bayer in eine Anzahl von Rechtsstreitigkeiten involviert. Als ein international tätiges Chemieunternehmen ist er im Rahmen seines normalen Geschäftsbetriebes Prozessen ausgesetzt und könnte es auch in Zukunft sein, wie zum Beispiel im Zusammenhang mit Wettbewerbs- und Kartellrecht sowie früheren Abfallentsorgungspraktiken und Umweltemissionen in Bezug auf Chemikalien.

Der Ausgang von gegenwärtig anhängigen bzw. künftigen Verfahren kann nicht mit Sicherheit vorhergesagt werden, so dass aufgrund von gerichtlichen Entscheidungen zusätzliche Aufwendungen entstehen können, die nicht oder nicht in vollem Umfang durch entsprechenden Versicherungsschutz abgedeckt sind und wesentliche Auswirkungen auf das Geschäft und die Ertragslage des Teilkonzerns LANXESS bzw. des LANXESS-Konzerns haben können. Wenn der Teilkonzern LANXESS bzw. der LANXESS-Konzern ein Verfahren, in dem es seine Patentrechte durchsetzen will, verliert, könnte dies zu einer Minderung zukünftiger Erträge führen, sofern dadurch andere Fabrikanten Produkte vermarkten dürfen, die der LANXESS-Konzern oder seine Vorgänger entwickelt hat.

Klagen und Gerichtsverfahren werfen in der Regel schwierige und komplizierte Rechtsfragen auf und sind vielen Ungewissheiten unterworfen. So können zum Beispiel die Gegebenheiten und Umstände jedes speziellen Falles, die Gerichtsbarkeit, in der die Klage eingereicht wurde und das anzuwendende Recht verschieden sein. Wenn ein Rechtsstreit abgeschlossen wird, kann der Teilkonzern LANXESS bzw. der LANXESS-Konzern zu Leistungen verpflichtet sein, die seine ausgewiesenen Rückstellungen und den damit zusammenhängenden Versicherungsschutz überschreiten. Es ist möglich, dass die Ertragslage und Cashflow des Teilkonzerns LANXESS bzw. des LANXESS-Konzerns durch den nachteiligen Ausgang eines Rechtsstreits wesentlich beeinflusst werden.

Zu aktuellen kartellrechtlichen Risiken siehe die Darstellung bei den entsprechenden Ausführungen zu den Haftungsverhältnissen und sonstigen finanziellen Verpflichtungen (Anhangsangabe 33).

Aufwendungen für Restrukturierung

Im Zusammenhang mit der Stilllegung von Standorten bzw. der Verlegung von Geschäftsaktivitäten wurden im Jahr 2002 für Restrukturierungsmaßnahmen 144 Mio. € aufgewendet. Hiervon entfielen 15 Mio. € auf Rückstellungen, die mit Abschluss der in den Restrukturierungsplänen jeweils vorgesehenen Maßnahmen in Anspruch genommen werden. Die Gesamtaufwendungen beinhalten beschleunigte und außerplanmäßige Abschreibungen des Sachanlagevermögens und immaterieller Wirtschaftsgüter von 74 Mio. €, Entlassungsentschädigungen in Höhe von 7 Mio. € und sonstige Aufwendungen in Höhe von 63 Mio. €. Der Großteil der Entlassungsentschädigungen und der sonstigen Aufwendungen des Jahres 2002 führte im Jahr 2003 zu Auszahlungen.

Im Zusammenhang mit der Restrukturierung des kanadischen Produktionsstandorts für Kautschuk in Sarnia, Ontario, sind Sonderabschreibungen von 41 Mio. €, Abfindungen von 7 Mio. € sowie sonstige Aufwendungen von 19 Mio. € angefallen.

36 Mio. € der Restrukturierungsaufwendungen des Jahres 2002 standen in Verbindung mit der teilweisen Schließung und dem Verkauf des Standortes zur Herstellung Organischer Pigmente in Bushy Park, South Carolina. Davon entfielen 23 Mio. € auf Abschreibungen und 13 Mio. € auf sonstige Aufwendungen.

Weitere Restrukturierungsmaßnahmen betrafen die Schließung einer Produktionslinie für Eisenoxyd in New Martinsville mit Sonderabschreibungen von 10 Mio. € und sonstigen Aufwendungen von 20 Mio. € sowie die Restrukturierung des Bereichs Technical Rubber Products in Leverkusen mit 11 Mio. €. Die Rückstellungen und Aufwendungen für Restrukturierung entwickelten sich in 2002 wie folgt:

	Abfindungen	Sonstige Kosten	Summe
		in Mio. €	
Stand am 1.1.2002	11	27	38
Zugänge	0	15	15
Inanspruchnahme	–6	–19	–25
Währungsveränderungen	–1	–9	–10
Stand am 31.12.2002	4	14	18

Im Jahr 2003 wurden für Restrukturierungsmaßnahmen insgesamt 48 Mio. € aufgewendet. Hiervon entfielen 15 Mio. € auf Restrukturierungsrückstellungen und 12 Mio. € auf sonstige Rückstellungen. Die Gesamtaufwendungen beinhalten Entlassungsentschädigungen und im Rahmen von Restrukturierungsmaßnahmen berücksichtigte Altersteilzeitleistungen in Höhe von 37 Mio. € sowie beschleunigte und außerplanmäßige Abschreibungen des Sachanlagevermögens und immaterieller Wirtschaftsgüter von 11 Mio. €. Der Großteil der Entlassungsentschädigungen und der sonstigen Aufwendungen des Jahres 2003 wird im Jahr 2004 zu Auszahlungen führen.

Im Zusammenhang mit der Schließung der Produktionsstandorte Goch und Marl fielen Aufwendungen in Höhe von 12 bzw. 11 Mio. € für Abfindungsleistungen bzw. Sonderabschreibungen an.

Im Rahmen eines weltweiten Reorganisationsprogramms wurden an mehreren Standorten insgesamt weitere 25 Mio. € für Anpassungen im Personalbereich aufgewendet.

Die Rückstellungen für Restrukturierung entwickelten sich in 2003 wie folgt:

	Abfindungen	Sonstige Kosten	Summe
		in Mio. €	
Stand am 1.1.2003	4	14	18
Zugänge	15	0	15
Inanspruchnahme	–3	–6	–9
Währungsveränderungen	0	–3	–3
Stand am 31.12.2003	16	5	21

Sonstige Kosten enthalten im Wesentlichen Abrisskosten sowie sonstige mit der Aufgabe von Produktionseinrichtungen verbundene Kosten.

(28) Finanzverbindlichkeiten

Insgesamt setzen sich die Finanzverbindlichkeiten wie folgt zusammen:

	31.12.2002		31.12.2003	
	Gesamt	Davon fällig innerhalb eines Jahres	Gesamt	Davon fällig innerhalb eines Jahres
		in Mio. €		
Verbindlichkeiten gegenüber Kreditinstituten	25	25	41	3
Verbindlichkeiten aus Leasingverträgen	104	11	86	9
Sonstige Finanzverbindlichkeiten	1.291	938	1.315	1.221
	1.420	974	1.442	1.233

Die Finanzverbindlichkeiten zeigten am 31. Dezember 2003 insgesamt die folgenden Fälligkeiten:

Fälligkeit im Jahr	in Mio. €
2004	1.233
2005	23
2006	36
2007	5
2008	42
2009 und später	103
	1.442

Auf Grundlage der zum Zeitpunkt des rechtlichen Wirksamwerden der Abspaltung angestrebten Nettoverschuldung wurden alle dem LANXESS-Teilkonzern direkt zu zuordnenden finanziellen Verpflichtungen zugewiesen, die im Rahmen der historischen Abschlüsse der sogenannten *Share-Deal-Gesellschaften enthalten waren.* Zur Erreichung der insgesamt für den Teilkonzern LANXESS angestrebten Finanzausstattung wurde annahmegemäß darauf aufbauend eine externe Finanzierung eingestellt, die zum jetzigen Zeitpunkt als kurzfristige Finanzverbindlichkeit klassifiziert wurde. Kurzfristige Finanzverbindlichkeiten betrugen insgesamt 1.233 Mio. € (Vorjahr: 974 Mio. €). Ihr gewichteter durchschnittlicher Zins lag bei 4,6 Prozent (Vorjahr: 5,8 Prozent). Die dem Teilkonzern LANXESS zu zuordnenden Finanzverbindlichkeiten sind überwiegend ungesichert und von gleichem Rang.

Verbindlichkeiten aus Leasingverträgen werden dann bilanziert, wenn die geleasten Vermögenswerte als wirtschaftliches Eigentum des Konzerns unter den Sachanlagen aktiviert sind (Finanzierungsleasing). Sie sind mit ihren Barwerten angesetzt. In den Folgejahren sind an die jeweiligen Leasinggeber 116 Mio. € (Vorjahr: 134 Mio. €) Leasingraten zu zahlen; der hierin enthaltene Zinsanteil beläuft sich auf 30 Mio. € (Vorjahr: 30 Mio. €).

Nach Fälligkeit gliedern sich die Leasingverbindlichkeiten wie folgt:

	Leasingraten	Hierin enthaltener Zinsanteil	Leasingverbindlichkeit
		in Mio. €	
2004	13	4	9
2005	13	4	9
2006	18	5	13
2007	8	3	5
2008	5	2	3
Nach 2008	59	12	47
	116	30	86

Aufgrund von Operating Leases wurden in den Jahren 2003 bzw. 2002 Mietzahlungen von 29 Mio. € bzw. von 10 Mio. € geleistet.

Gegenüber verbundenen Unternehmen sowie gegenüber Gesellschaften des Bayer-Konzerns waren keine sonstigen Finanzverbindlichkeiten zu berücksichtigen.

(29) Verbindlichkeiten aus Lieferungen und Leistungen

Verbindlichkeiten aus Lieferungen und Leistungen bestanden überwiegend gegenüber Dritten. Wie im Vorjahr ist der Gesamtbetrag in Höhe von 574 Mio. € (Vorjahr: 428 Mio. €) innerhalb eines Jahres fällig. Verbindlichkeiten aus Lieferungen und Leistungen bestanden mit 7 Mio. € (Vorjahr: 2 Mio. €) gegenüber übrigen Beteiligungen und mit 567 Mio. € (Vorjahr: 426 Mio. €) gegenüber sonstigen Lieferanten. Gegenüber verbundenen Unternehmen bestanden keine Verbindlichkeiten aus Lieferungen und Leistungen. Gegenüber dem Bayer-Konzern zugehörigen Gesellschaften, die aus Sicht des Teilkonzerns LANXESS als Dritte zu klassifizieren sind, bestanden Verbindlichkeiten aus Lieferungen und Leistungen in Höhe von 142 Mio. € (Vorjahr: 20 Mio. €).

(30) Übrige Verbindlichkeiten

Die übrigen Verbindlichkeiten werden zu fortgeführten Anschaffungskosten bilanziert.

Sie teilen sich wie folgt auf:

	31.12.2002		31.12.2003	
	Gesamt	Davon fällig innerhalb eines Jahres	Gesamt	Davon fällig innerhalb eines Jahres
	in Mio. €			
Verbindlichkeiten aus der Entgeltabrechnung mit den Mitarbeitern	49	48	40	39
Verbindlichkeiten aus Steuern	33	33	32	32
Verbindlichkeiten im Rahmen der sozialen Sicherheit	17	17	15	15
Verbindlichkeiten aus Zinsabgrenzung	3	3	2	2
Erhaltene Anzahlungen auf Bestellungen	2	2	3	3
Verbindlichkeiten aus der Annahme gezogener Wechsel	11	11	12	12
Lizenzverbindlichkeiten	2	2	—	—
Sonstige Verbindlichkeiten	96	96	84	84
	213	212	188	187

Die Verbindlichkeiten aus Steuern umfassen neben den Beträgen, für die die Konzerngesellschaften Steuerschuldner sind, auch solche Steuern, die für Rechnung Dritter abgeführt werden.

Als Verbindlichkeiten im Rahmen der sozialen Sicherheit sind insbesondere die noch abzuführenden Beiträge an Sozialversicherungen ausgewiesen.

Die sonstigen Verbindlichkeiten umfassen im Wesentlichen Garantiezahlungen, Kundenprovisionen sowie Kostenerstattungen.

Von den übrigen Verbindlichkeiten bestanden 2 Mio. € (Vorjahr: 1 Mio. €) gegenüber verbundenen Unternehmen und 38 Mio. € (Vorjahr: 22 Mio. €) gegenüber dem Bayer-Konzern zugehörigen Gesellschaften, die aus LANXESS-Sicht als Dritte zu klassifizieren waren. Übrige Verbindlichkeiten gegenüber übrigen Beteiligungen bestanden nicht.

(31) Weitere Angaben zu den Verbindlichkeiten

Von den gesamten Verbindlichkeiten hatten 104 Mio. € (Vorjahr: 205 Mio. €) eine Restlaufzeit von mehr als fünf Jahren.

Verbindlichkeiten in Höhe von 189 Mio. € (Vorjahr: 1 Mio. €) waren gesichert, davon 22 Mio. € (Vorjahr: 1 Mio. €) durch die Bestellung von Hypotheken.

Im Gesamtbetrag der Verbindlichkeiten waren Zinsabgrenzungen von 2 Mio. € (Vorjahr: 3 Mio. €) für Verbindlichkeiten enthalten, die erst nach dem Abschlussstichtag rechtlich entstehen.

(32) Rechnungsabgrenzungsposten

In dem Rechnungsabgrenzungsposten sind Zuwendungen der öffentlichen Hand enthalten, von denen zum 31. Dezember 2003 insgesamt 56 Mio. € (Vorjahr: 56 Mio. €) passiviert und im Geschäftsjahr 9 Mio. € (Vorjahr: 10 Mio. €) ertragswirksam aufgelöst wurden.

(33) Haftungsverhältnisse und sonstige finanzielle Verpflichtungen

Haftungsverhältnisse bestehen zum 31. Dezember 2003 in Höhe von insgesamt 13 Mio. € (Vorjahr: 14 Mio. €). Sie resultieren ausschließlich aus Verpflichtungen, die gegenüber Dritten übernommen wurden, und entfielen auf:

	31.12.2002	31.12.2003
	in Mio. €	
Wechselobligo	1	0
Bürgschaften	10	8
Gewährleistungsverpflichtungen	3	5
	14	13

Bei all diesen Sachverhalten geht es um potenzielle zukünftige Verpflichtungen, bei denen das Eintreten des entsprechenden zukünftigen Ereignisses zu einer Verpflichtung führen würde, die zum Bilanzstichtag noch völlig ungewiss ist. Gesellschaften gehen im Rahmen des operativen Geschäfts in vielen Fällen Gewährleistungsverpflichtungen ein. Bei diesen handelt es sich hauptsächlich um Verpflichtungen, die das Einstehen von Gesellschaften für einen bestimmten Erfolg oder eine bestimmte Leistung zum Gegenstand haben und durch die über die branchenüblichen Zusicherungen hinausgehende Haftung übernommen wird. Die Bürgschaften bestehen im Wesentlichen aus Bankbürgschaften, bei denen Tochtergesellschaften für Bankverbindlichkeiten von Dritten aus Vertragsverhältnissen mit dem Teilkonzern LANXESS garantieren. Eine Verpflichtung zur Leistung im Rahmen der Garantie entsteht bei Verzug oder Zahlungsunfähigkeit des Schuldners.

Neben den Rückstellungen, Verbindlichkeiten und Haftungsverhältnissen bestehen sonstige finanzielle Verpflichtungen insbesondere aus Leasing- und langfristigen Mietverträgen.

Der Mindestbetrag nicht abgezinster künftiger Leasing- und Mietzahlungen aus Operating Leases belief sich auf 67 Mio. € (Vorjahr: 43 Mio. €). Die entsprechenden Zahlungsverpflichtungen werden folgendermaßen fällig:

Fälligkeit im Jahr	in Mio. €
2004	11
2005	10
2006	9
2007	9
2008	8
2009 und später	20
	67

Aus bereits erteilten Aufträgen für begonnene oder geplante Investitionsvorhaben (Bestellobligo) bestehen Verpflichtungen in Höhe von 37 Mio. € (Vorjahr: 37 Mio. €). Die entsprechenden Zahlungen sind vollständig im Jahr 2004 fällig.

Darüber hinaus wurden Kooperationen mit externen Partnern vereinbart, wobei verschiedene Forschungsprojekte finanziert oder — in Abhängigkeit vom Erreichen bestimmter fest vereinbarter Bedingungen — andere Verpflichtungen im Wert von 2 Mio. € (Vorjahr: 5 Mio. €) übernommen wurden. Zum 31. Dezember 2003 wird erwartet, dass die entsprechenden Zahlungen folgendermaßen zu leisten sein werden, vorausgesetzt die vereinbarten Bedingungen sind dann erfüllt:

Fälligkeit im Jahr	in Mio. €
2004	2
2005	0
2006	0
2007	0
2008	0
2009 und später	0
	2

Gemäß § 133 Abs. 1 Satz 1 Umwandlungsgesetz gilt, dass alle an einer Abspaltung beteiligten Rechtsträger für die bei Wirksamwerden der Abspaltung begründeten Verbindlichkeiten des übertragenden Rechtsträgers als Gesamtschuldner haften. Dies bedeutet, dass die Bayer AG und die LANXESS AG für alle zum Zeitpunkt des Wirksamwerdens der Abspaltung des Teilkonzerns LANXESS begründeten Verbindlichkeiten der Bayer AG als Gesamtschuldner haften. Die Haftung ist gemäß § 133 Abs. 3 Umwandlungsgesetz für die Gesellschaft, der die Verbindlichkeiten im Abspaltungs- und Übernahmevertrag nicht zugewiesen wurden, auf fünf Jahre begrenzt.

Im Abspaltungs- und Übernahmevertrag wurde geregelt, dass die Bayer AG die LANXESS AG von jeglicher gesetzlich angeordneter Mithaftung, unter anderem nach § 133 Umwandlungsgesetz, für Verpflichtungen und Verbindlichkeiten freistellt, die im Rahmen des Abspaltungs- und Übernahmevertrags nicht auf die LANXESS AG übertragen werden sollen.

Weitere Erläuterungen zum Thema Haftungsfolgen sind im Abschnitt VIII des Gemeinsamen Spaltungsberichts enthalten.

Beschreibung des Grundlagenvertrags

In einem zugleich mit dem Abspaltungs- und Übernahmevertrag zwischen der Bayer AG und der LANXESS AG zustande kommenden Grundlagenvertrag werden die Bayer AG und die LANXESS AG unter anderem Regelungen zur allgemeinen Haftungsverteilung und Regelungen zur Verteilung der besonderen Haftung für Produkthaftungsverbindlichkeiten, für Umweltlasten und für Kartellverstöße im Verhältnis der Vertragsparteien zueinander treffen. Im Folgenden werden die wesentlichen diesbezüglichen Bestimmungen des Grundlagenvertrags erläutert.

Haftungsverteilung

Die Bayer AG und die LANXESS AG werden im Grundlagenvertrag vereinbaren, dass LANXESS AG und mit ihr verbundene Unternehmen nur für ihnen zugeordnete Verbindlichkeiten haften und umgekehrt Bayer AG und mit ihr verbundene Unternehmen für die nicht den Gesellschaften des zukünftigen LANXESS-Konzerns zugeordneten Verbindlichkeiten haften. Der Grundlagenvertrag sieht entsprechende Freistellungsverpflichtungen der Bayer AG und der LANXESS AG zur Erreichung dieses Ziels vor.

Umweltlasten

Der Grundlagenvertrag regelt, wer von den Vertragsparteien im Innenverhältnis die Haftung für grundstücksbezogene Umweltlasten trägt, die bis zum Abspaltungsstichtag (1. Juli 2004) verursacht wurden oder entstanden sind. Rechtsfolge der Haftung einer Vertragspartei ist grundsätzlich, dass diese die andere Vertragspartei und die mit der anderen Vertragspartei verbundenen Unternehmen in vollem Umfang von jeglicher öffentlich-rechtlicher oder privatrechtlicher Haftung gegenüber Behörden oder sonstigen Dritten für Umweltlasten der jeweiligen Grundstücke freizustellen hat. Die Regelung zur Verteilung der Haftung für Umweltlasten begründet im

Wesentlichen eine Zustandshaftung der jeweiligen Vertragspartei für die Grundstücke, die sie und die mit ihr verbundenen Unternehmen zum Stichtag genutzt haben. Daneben enthält die Haftungsregelung auch einzelne Elemente einer Verursachungshaftung. Die Haftung knüpft im Ergebnis an die jeweils betroffenen Grundstücke an und unterscheidet insoweit — vereinfacht dargestellt — wie folgt:

Die LANXESS AG haftet im Grundsatz — vorbehaltlich einer vorgesehenen Entlastungsmöglichkeit — für sämtliche Umweltlasten der sog. LANXESS-Grundstücke. Dabei handelt es sich im Wesentlichen um die vom Teilkonzern LANXESS zum Stichtag im In- und Ausland genutzten Grundstücke, die die Gesellschaften des zukünftigen LANXESS-Konzerns zum Teil bereits — so vor allem im Ausland — von der Bayer AG erworben haben oder — so im Inland — im Rahmen von Grundstückskaufverträgen noch von der Bayer AG erwerben werden. Die Bayer AG hingegen haftet im Grundsatz — vorbehaltlich der ebenfalls vorgesehenen Entlastungsmöglichkeit — für sämtliche Umweltlasten der sog. BAG-Grundstücke. Bei diesen handelt es sich im Wesentlichen um alle im Eigentum der Bayer AG oder mit ihr verbundener Unternehmen stehenden oder von der Bayer AG oder mit ihr verbundener Unternehmen genutzten Grundstücke (mit Ausnahme der LANXESS-Grundstücke). Im Hinblick auf eine etwaige Haftung für Umweltlasten der Grundstücke sonstiger Dritte werden die Vertragsparteien vereinbaren, dass für diese Umweltlasten die LANXESS AG haftet, wenn die Umweltlast durch ein LANXESS-Grundstück (über das Grundwasser) verursacht wurde, und dass die Bayer AG haftet, wenn die Umweltlast durch ein BAG-Grundstück (über das Grundwasser) verursacht wurde. Darüber hinaus trifft der Grundlagenvertrag noch Sonderregelungen für die Haftungsverteilung in Bezug auf Umweltlasten bestimmter Grundstücke (inkl. Deponien) sowie für die Haftung für Umweltlasten aus bestimmten Unternehmenskaufverträgen.

Der Grundlagenvertrag wird eine Beschränkung der Haftung der LANXESS AG und der mit der LANXESS AG verbundenen Unternehmen für Umweltlasten auf insgesamt 350 Mio. € vorsehen, wobei sich diese Haftungshöchstgrenze jedoch — vereinfacht dargestellt — nur auf Maßnahmen bezieht, die bis Ende 2009 angeordnet, vereinbart oder durchgeführt worden sind. Im Übrigen haften die LANXESS AG und die mit der LANXESS AG verbundenen Unternehmen unbegrenzt für Umweltlasten.

Produkthaftung

Der Grundlagenvertrag regelt die Verteilung der Haftung für Produkthaftungsverbindlichkeiten im Verhältnis der Vertragsparteien zueinander. Dabei sind mit Produkthaftungsverbindlichkeiten nur solche gegenüber Dritten gemeint und nicht Produkthaftungsansprüche der Vertragsparteien untereinander. Diese werden vielmehr ausdrücklich ausgeschlossen. Rechtsfolge der Haftung einer Vertragspartei ist, dass diese die andere Vertragspartei und die mit der anderen Vertragspartei verbundenen Unternehmen von der betreffenden Produkthaftungsverbindlichkeit freizustellen hat. Der Grundlagenvertrag trifft im Hinblick auf die Verteilung der Haftung im Wesentlichen folgende Unterscheidungen:

Der Teilkonzern LANXESS einerseits und der zukünftige Bayer-Konzern andererseits haften grundsätzlich jeweils für sämtliche Produkthaftungsverbindlichkeiten aus oder im Zusammenhang mit fehlerhaften Produkten, die von ihren — zum Stichtag aktiven — Geschäftsbereichen in der Vergangenheit in Verkehr gebracht wurden oder bis zum Vollzugsdatum noch in Verkehr gebracht werden. Dabei erfolgt die Ermittlung der von dem jeweiligen Unternehmensbereich in Verkehr gebrachten Produkte u. a. durch die sog. UVP-Nummern, die für jedes Produkt vergeben werden. Im Hinblick auf Produkthaftungsverbindlichkeiten aus oder im Zusammenhang mit fehlerhaften Produkten, die ab dem Vollzugsdatum in Verkehr gebracht werden, verweist der Grundlagenvertrag auf die Regeln der jeweils anwendbaren Rechtsordnung und trifft insoweit keine besondere vertragliche Regelung. Darüber hinaus trifft der Grundlagenvertrag eine Sonderregelung für fehlerhafte Produkte, die von bestimmten veräußerten Gesellschaften, Betrieben, Produktionsstätten und -anlagen in Verkehr gebracht wurden, und weist die diesbezügliche Produkthaftung der LANXESS AG zu. Ferner trifft er eine weitere Sonderbestimmung, mit der die Produkthaftung für bestimmte Produkte, insbesondere Produkte aus den dem Teilkonzern LANXESS zuzuordnenden eingestellten Geschäftsfeldern und Geschäftsbereichen des Bayer-Konzerns, der LANXESS AG zugewiesen wird.

Kartellverstöße

Der Grundlagenvertrag regelt die Verteilung der Haftung für Kartellverbindlichkeiten im Verhältnis der Vertragsparteien zueinander. Kartellverbindlichkeiten sind Verpflichtungen und Verbindlichkeiten zur Zahlung von Bußgeldern, Geld- und sonstigen (Neben-)Strafen, Schadensersatzverpflichtungen gegenüber Dritten einschließlich Strafschadensersatz sowie Verpflichtungen gegenüber Dritten zur Abführung von Mehrerlösen oder Vorteilen aus Kartellverstößen.

Der Teilkonzern LANXESS haftet im Verhältnis zum Bayer-Konzern für Kartellverbindlichkeiten aus Kartellverstößen, die vom Unternehmensbereich LANXESS begangen worden sind. Umgekehrt haftet der Unternehmensbereich Bayer für Kartellverbindlichkeiten aus den von ihm begangenen Kartellverstößen. Die jeweils haftende Partei muss der anderen Partei die erforderlichen Mittel zur Erfüllung der Kartellverbindlichkeiten erstatten.

In Ergänzung zu diesem allgemeinen Grundsatz bestehen besondere Regelungen für Kartellverfahren und zivilrechtliche Verfahren im Zusammenhang mit bestimmten Produkten des ehemaligen Geschäftsbereiches Kautschuk, die dem Teilkonzern LANXESS zuzuordnen sind. Die Bayer AG und einige Tochtergesellschaften sind hinsichtlich dieser Produkte Gegenstand strafrechtlicher bzw. zivilrechtlicher Untersuchungen insbesondere in den USA, Kanada und Europa. Ist zum 1. Juli 2004 ein behördliches Verfahren zumindest eingeleitet oder hat ein Unternehmen Schritte gegenüber einer Kartellbehörde im Hinblick auf eine Verfahrenseinleitung unternommen, trägt LANXESS im Innenverhältnis 30 Prozent der Verbindlichkeiten und Bayer 70 Prozent.

Die Erstattungspflicht der LANXESS AG besteht nur bis zu einer Grenze von 100 Mio. €. Ein etwaiger Steuerschaden wegen begrenzter Abzugsfähigkeit ist zu ersetzen und wird auf die Grenze nicht angerechnet. Zusätzlich zur Haftungsbegrenzung besteht eine Höchstgrenze von 50 Mio. € für Zahlungen pro Kalenderjahr, mit etwaigem Vortrag auf das Folgejahr.

Von der Erstattungsregelung betroffen ist auch ein Verfahren, für das die Bayer AG am 14. Juli 2004 bekannt gab, Einigkeit mit dem US Department of Justice erreicht zu haben und das Vorwürfe kartellrechtswidrigen Verhaltens in der Business Unit Rubber Chemicals in den Jahren 1995 bis 2001 betraf. Die Bayer AG stimmte zu, sich schuldig zu erklären und 66 Mio. $ zu zahlen. Dafür wurde noch für das zweite Quartal 2004 eine Rückstellung gebildet.

Die Kosten der externen Betreuung der Verfahren werden ebenfalls im Verhältnis 30:70 geteilt, allerdings nicht auf die Haftungshöchstgrenze angerechnet.

Kartellverbindlichkeiten, die den in den USA ansässigen oder betriebenen Teilen des Teilkonzerns LANXESS zuzuordnen sind, werden bei der Berechnung der jeweiligen Haftungshöchstgrenzen berücksichtigt. Wegen der Besonderheiten der US-rechtlichen Lage werden bezüglich dieser in den USA ansässigen oder betriebenen Teile des Teilkonzerns LANXESS Verträge geschlossen, deren Bestimmungen sich nicht mit den Bestimmungen des Grundlagenvertrags decken müssen. Die Bayer AG und die LANXESS AG haben sich jedoch dazu verpflichtet, dafür zu sorgen, dass bei wesentlichen Abweichungen die Vereinbarungen in den USA insoweit entsprechend den Grundregeln des Grundlagenvertrags angepasst werden.

(34) Related Parties

Im Rahmen des operativen Geschäftes bezieht der Teilkonzern LANXESS weltweit Materialien, Vorräte und Dienstleitungen von zahlreichen Geschäftspartnern. Unter diesen befinden sich solche, an denen insbesondere die Bayer AG beteiligt ist, sowie Unternehmen, die mit Mitgliedern des Aufsichtsrats der Bayer AG in Verbindung stehen.

Zwischen dem verbleibenden Bayer-Konzern und dem LANXESS-Konzern bestehen geschäftliche und rechtliche Beziehungen. Diese werden auch nach Wirksamwerden der Abspaltung bestehen bleiben. Hierzu gehören insbesondere Liefer- und Leistungsbeziehungen zwischen den Bayer Teilkonzernen und den Bayer Servicegesellschaften einerseits und dem LANXESS-Konzern andererseits.

Auf Basis dieser Liefer- und Leistungsbeziehungen bezog der LANXESS-Konzern von Gesellschaften des Bayer-Konzerns im Geschäftsjahr 2003 Waren und sonstige (Dienst-)Leistungen im Volumen von rund 0,5 Mrd €. Der überwiegende Teil dieser Leistungen betrifft

Produktlieferungen, zum Beispiel Chlor und Natronlauge, wobei der Hauptteil dieser Lieferungen durch den Teilkonzern Bayer MaterialScience erfolgte. Weitere Leistungen an den LANXESS-Konzern sind Serviceleistungen (ohne Leistungen der Bayer Industry Services GmbH & Co. OHG). Ein Großteil umfasste Leistungen der Bayer Business Services GmbH in den Bereichen IT Systems Development & Application Support, IT Infrastruktur, HR Payroll & Pensions und Customs & Excise. Von der Bayer Technology Services GmbH erhielt der LANXESS-Konzern ingenieurtechnische Dienstleistungen. Sonstige Leistungen betreffen diverse Positionen vor allem im Bereich der Lohnfertigung und anderen Dienstleistungen.

Daneben hat der LANXESS-Konzern von der Bayer Industry Services GmbH & Co. OHG Standortdienstleistungen in den Bereichen Energie, Infrastruktur und Entsorgung im Volumen von 0,5 Mrd. € bezogen. Die Gesellschaften des LANXESS-Konzerns haben im Geschäftsjahr 2003 Waren und sonstige (Dienst) Leistungen im Volumen von rund 0,7 Mrd. € an Gesellschaften des Bayer-Konzerns geliefert. Der überwiegende Teil der Lieferungen sind an die Teilkonzerne Bayer MaterialScience und Bayer CropScience erfolgt.

Soweit in einem bestimmten Land keine entsprechend umfangreichen, auf den LANXESS-Konzern zu übertragenden Chemie- bzw. Polymeraktivitäten vorhanden waren, wurde das Geschäft in Höhe eines Umsatzvolumens von 0,8 Mrd. € über Bayer-Gesellschaften vertrieben, überwiegend als Agentur-Geschäft und teilweise als Eigenhändler. Im Gegensatz dazu hatte die Nutzung der LANXESS-Organisation für den Vertrieb von Bayer Produkten nur einen untergeordneten Stellenwert.

Mit Wirksamwerden der Abspaltung und der damit erfolgenden Übertragung des Teilkonzerns LANXESS wird die Bayer AG keine Anteile mehr an den Gesellschaften des Teilkonzerns LANXESS halten und damit keinen gesellschaftsrechtlich vermittelten Einfluss mehr auf diese Gesellschaften ausüben können. Das Verhältnis des Bayer-Konzerns und des LANXESS-Konzerns wird dem zweier unabhängiger Unternehmen entsprechen, die jeweils eigene wirtschaftliche Interessen verfolgen.

(35) Finanzinstrumente

Der Bestand an originären Finanzinstrumenten ist aus der Bilanz ersichtlich. Finanzinstrumente der Aktivseite werden — gemäß IAS 39 — in die Kategorien „zu Handelszwecken gehalten", „bis zur Endfälligkeit zu halten" und „zur Veräußerung verfügbar" eingeordnet und entsprechend dieser Einordnung zu Anschaffungskosten oder zu Marktwerten bilanziert, wobei die Marktwertveränderungen der „zur Veräußerung verfügbaren Instrumente" im Eigenkapital eingestellt werden. Dauerhafte Wertverluste (Impairment Losses) werden ergebniswirksam wertberichtigt. Finanzinstrumente, die Verbindlichkeiten darstellen, werden zu fortgeführten Anschaffungskosten angesetzt.

a) Risiken und Risikomanagement

Durch die globale unternehmerische Ausrichtung des Teilkonzerns LANXESS sind dessen Geschäftstätigkeit, Ergebnisse und Cashflows einer Reihe von Marktrisiken ausgesetzt. Solche Risiken umfassen unter anderem:

— Währungsrisiken
Der Teilkonzern LANXESS ist Wechselkursschwankungen zwischen dem Euro und anderen wichtigen Währungen ausgesetzt.

— Zinsrisiken
Der Teilkonzern LANXESS ist Schwankungen von Zinssätzen ausgesetzt.

— Kreditrisiken
Der Teilkonzern LANXESS ist Kreditrisiken in Bezug auf Transaktionspartner ausgesetzt.

— Rohstoffpreisrisiken
Der Teilkonzern LANXESS ist möglichen Preissteigerungen für Rohstoffe ausgesetzt.

Die oben genannten Risiken könnten die Ertrags- und die Finanzlage des Teilkonzerns LANXESS beeinträchtigen. Im Folgenden wird auf die einzelnen Risiken sowie das Risikomanagement der LANXESS-Gruppe eingegangen.

Währungsrisiko

Da der Teilkonzern LANXESS Geschäfte in vielen verschiedenen Währungen durchführt, ist er einer Reihe von Risiken im Zusammenhang mit Schwankungen der relativen Werte dieser Währungen ausgesetzt:

Transaktionsrisiko

Währungsrisiken, d.h. potenzielle Wertminderungen eines Finanzinstrumentes aufgrund von Änderungen des Wechselkurses, bestehen insbesondere dort, wo Forderungen oder Verbindlichkeiten in einer anderen als der lokalen Währung der Gesellschaft bestehen bzw. entstehen werden.

Die Risiken aus der operativen Geschäftstätigkeit werden systematisch erfasst und analysiert. Über den Umfang der Absicherung dieser Risiken wird regelmäßig entschieden. Im Rahmen der Absicherung werden teilweise auch zu erwartende Geschäfte gesichert. Die Absicherung für einen wesentlichen Teil der vertraglichen und vorhersehbaren Währungsrisiken erfolgt durch die Nutzung derivativer Finanzinstrumente, deren Fair Value Änderungen in der Gewinn- und Verlustrechnung bzw. im Fall von Cashflow-Hedges in den sonstigen Eigenkapitalveränderungen erfasst werden. Da der Teilkonzern LANXESS für den wesentlichen Teil der Währungsrisiken Derivate abschließt, ist der Teilkonzern der Ansicht, dass ein bedeutender Anstieg oder ein bedeutendes Absinken des Eurokurses im Verhältnis zu anderen wichtigen Währungen kurzfristig keine wesentlichen Auswirkungen auf die zukünftigen Cashflows haben würde. Auf Dauer könnten diese Wechselkursschwankungen jedoch die Cashflows beeinträchtigen, falls der Teilkonzern LANXESS nicht in der Lage sein sollte, diese Wechselkursschwankungen z. B. durch die Preisgestaltung für seine Produkte in der jeweiligen örtlichen Währung aufzufangen.

Währungsrisiken aus Finanztransaktionen werden in der Regel inklusive Zinsen zu 100 Prozent kursgesichert. Als Sicherungsinstrumente werden insbesondere Zins-/Währungs-Swaps und Devisentermingeschäfte genutzt.

Bei Wertpapieren des Anlagevermögens sowie sonstigen Ausleihungen erfolgt die Anlage nahezu vorwiegend im eigenen Währungsraum der anlegenden Konzerngesellschaften, sodass das Währungsrisiko minimiert wird.

Translationsrisiko

Viele Unternehmen des Teilkonzerns LANXESS sind außerhalb der Euro-Zone angesiedelt. Da der Euro die Währung ist, in der der Teilkonzern seine Jahresabschlüsse ausweist, wurden die Jahresabschlüsse dieser Tochterunternehmen zur Übernahme in die *Combined Financial Statements* in Euro umgerechnet. Änderungen des durchschnittlichen Wechselkurses von Periode zu Periode für die Währung eines bestimmten Landes kann die Umrechnung in Euro sowohl des Umsatzes als auch des Ertrages, welche in dieser Währung ausgewiesen sind, maßgeblich beeinflussen. Anders als der Effekt der Wechselkursschwankungen im Falle des Transaktionsrisikos, hat das Umrechnungsrisiko keinerlei Auswirkungen auf die Cashflows des Teilkonzerns in lokaler Währung.

Der Teilkonzern LANXESS hat außerhalb der Euro-Zone wesentliche Vermögenswerte, Verbindlichkeiten und Geschäfte, die in örtlichen Währungen ausgewiesen sind. Obwohl das diesen Anlagen anhaftende langfristige Währungsrisiko regelmäßig eingeschätzt und bewertet wird, werden Devisentransaktionen im Hinblick auf diese Risiken grundsätzlich nur dann abgeschlossen, wenn erwogen wird, sich aus einem bestimmten Geschäft zurückzuziehen und wenn die durch diesen Rückzug freigewordenen Mittel zurückgeführt werden sollen. Allerdings weist der Teilkonzern LANXESS Auswirkungen von Wechselkursschwankungen bei der Umrechnung von Nettobestandswerten in Euro in seiner Eigenkapitalposition aus.

Zinsrisiko

Ein Zinsrisiko, d.h. mögliche Schwankungen der Gesamtrendite eines Finanzinstruments aufgrund von Bewegungen des Marktzinssatzes, betrifft vor allem Finanzanlagen und Finanzschulden.

Wenn bei den Finanzanlagen und Finanzschulden nicht aufgrund von günstigen Festzinskonditionen ganz auf eine Sicherung gegen das Zinsänderungsrisiko verzichtet wird, spielt hier besonders die Absicherung über derivative Zinssicherungsinstrumente eine Rolle. Dabei können Zins- bzw. Zinswährungsswaps eingesetzt werden.

Die angestrebte Nettoverschuldung im LANXESS-Konzern wurde annahmegemäß durch eine zentrale externe Kreditaufnahme dargestellt. Der in diesem Zusammenhang berücksichtigte Zinsaufwand basiert auf den Marktzinssätzen von Industrieanleihen im unteren Investment Grade-Bereich. Dabei wurde jeweils zur Hälfte eine kurzfristige und eine 5-jährige Zinsbindung angenommen. Der anteilige Finanzierungsbedarf in Nicht-Euro Währungen wurde über einen Sicherheitszuschlag berücksichtigt. Aufgrund dieser Annahme sind keine Zinsderivate im LANXESS-Konzernabschluss enthalten.

Die sonstigen Ausleihungen sind überwiegend Mitarbeiterdarlehen in geringer Höhe, die weitgehend zu einem marktnahen, festen Zinssatz ausgelegt werden. Aufgrund ihrer Festverzinslichkeit unterliegen diese Ausleihungen grundsätzlich einem Zinsrisiko, das jedoch aus übergeordneten Gründen eingegangen wird, sodass hier keine Sicherung erfolgt. Über drei Viertel der Mitarbeiterdarlehen haben eine Laufzeit von mehr als fünf Jahren.

Kreditrisiko

Ein Kreditrisiko besteht dahingehend, dass Transaktionspartner ihren Verpflichtungen im Rahmen von Transaktionen mit Finanzinstrumenten gegenüber dem Teilkonzern LANXESS nicht nachkommen. Da der Teilkonzern LANXESS mit seinen Transaktionspartnern keine Master Netting Vereinbarungen abschließt, stellt der Gesamtbetrag der Vermögenswerte das maximale Kreditrisiko dar.

Rohstoffpreisrisiko

Die LANXESS-Gruppe ist bei ihrer operativen Geschäftstätigkeit Marktpreisänderungsrisiken im Commodity-Bereich ausgesetzt. Der Teilkonzern LANXESS ist im Zusammenhang mit der Abspaltung dabei, eine umfassende Strategie zur Minderung der entsprechenden Risken durch finanzielle Maßnahmen, einschließlich der Verwendung von derivativen Finanzinstrumenten, zu entwickeln. Um an Marktschwankungen in diesem Bereich zu partizipieren, wurden im Geschäftsjahr 2003 nach eigener Markteinschätzung derivative Finanzinstrumente abgeschlossen. Die Fair Value Veränderungen der derivativen Finanzinstrumente im Commodity Bereich werden ergebniswirksam erfasst.

b) Derivative Finanzinstrumente

Bei der Erstellung der Combined Financial Statements wurden derivative Finanzinstrumente ausschließlich bei den bereits bestehenden Rechtseinheiten, die ausschließlich LANXESS-relevantes Geschäft enthielten, berücksichtigt. In diesen Zusammenhang wurden im Geschäftsjahr 2003 Marktwerte in Höhe von 4 Mio. € aktiviert. Bilanziert werden „übliche" Käufe und Verkäufe von finanziellen Vermögenswerten gemäß IAS 39 nach der Methode der Bilanzierung zum Erfüllungstag.

ERLÄUTERUNGEN ZUR FINANZIERUNGSRECHNUNG

(36) Zufluss aus operativer Geschäftstätigkeit

Die Finanzierungsrechnung beginnt mit dem operativen Ergebnis (EBIT). Der Brutto-Cashflow in Höhe von 223 Mio. € (Vorjahr: 423 Mio. €) zeigt den betrieblichen Einnahmenüberschuss vor jeglicher Mittelbindung. Er wird auf der Seite F-9 nach Berichtseinheiten gegliedert. Im Zufluss aus operativer Geschäftstätigkeit von 346 Mio. € (Vorjahr: 369 Mio. €) wurden die Veränderungen bei den Umlaufmitteln zusätzlich berücksichtigt.

(37) Ab-/Zufluss aus investiver Tätigkeit

Für den Erwerb von Sachanlagen und Finanzanlagen wurde im Jahr 2003 ein Betrag von 370 Mio. € (Vorjahr: 414 Mio. €) aufgewendet. Dem standen Einnahmen aus dem Verkauf von Sachanlagen und anderen Vermögenswerten in Höhe von 65 Mio. € (Vorjahr: 62 Mio. €) sowie Zins- und Dividendeneinnahmen von 5 Mio. € (Vorjahr: 5 Mio. €) gegenüber. Insgesamt flossen aus investiver Tätigkeit 300 Mio. € (Vorjahr: 347 Mio. €) ab.

(38) Ab-/Zufluss aus Finanzierungstätigkeit

Aus Finanzierungstätigkeit sind Mittel in Höhe von 46 Mio. € abgeflossen (Vorjahr: 25 Mio. € abgeflossen). Als Nettokreditaufnahme sind 23 Mio. € zugeflossen (Vorjahr: 51 Mio. €). Zinsausgaben führten zu einem Mittelabfluss in Höhe von 69 Mio. € (Vorjahr: 76 Mio. €).

(39) Zahlungsmittel

Die Zahlungsmittel in Höhe von 13 Mio. € (Vorjahr: 10 Mio. €) umfassen Schecks, Kassenbestand und Guthaben bei Kreditinstituten. Ebenfalls enthalten sind gemäß IAS 7 (Cash Flow Statements) Finanztitel mit einer ursprünglichen Fälligkeit von bis zu drei Monaten.

ERLÄUTERUNGEN ZUR SEGMENTBERICHTERSTATTUNG

Entsprechend den Regeln von IAS 14 (Segment Reporting) sind einzelne Jahresabschlussdaten nach Segmenten und Regionen getrennt darzustellen, wobei sich die Aufgliederung an der internen Berichterstattung orientiert, die eine zuverlässige Einschätzung der Risiken und Erträge des Konzerns ermöglicht. Durch die Segmentierung sollen Ertragskraft und Erfolgsaussichten der einzelnen Aktivitäten des Konzerns transparent gemacht werden.

Der Teilkonzern LANXESS wird über strategische Geschäftseinheiten gesteuert, die aufgrund der wirtschaftlichen Merkmale des Geschäfts, der Art der Produkte und Produktionsprozesse, der Art der Kundenbeziehung sowie der Charakteristika der Vertriebsorganisation in Berichtseinheiten zusammengefasst werden. Zum 31.12.2003 bestanden die folgenden berichtspflichtigen Segmente:

Segmente	Aktivitäten
Chemical Intermediates	Basischemikalien als führender Commodity-Anbieter weltweit, Feinchemikalien als Vor- und Zwischenprodukte für die Pharma-, Agro- und Spezialitäten-Chemie sowie anorganische Pigmente zur Einfärbung von Beton, Dispersionsfarben und Lacken
Performance Chemicals	Materialschutzprodukte, Veredelungsmittel für die Leder-, Textil und Papierindustrie, Ionenaustauscher zur Wasseraufbereitung, synthetische elastische Fasern für modische Bekleidung sowie Kunststoff-Additive wie z.B. Flammschutzmittel und Weichmacher
Engineering Plastics	Thermoplastische Kunststoffe als Basis für Hightech-Anwendungen im Bereich Auto, Haushalt, Freizeit und Elektronik
Performance Rubber	Spezialkautschuke und Kautschukchemikalien für hochwertige Gummierzeugnisse beispielsweise zum Einsatz in Fahrzeugen, Bauten oder Schuhen

In der **Überleitung** werden konzerninterne Posten eliminiert sowie Erträge, Aufwendungen, Vermögenswerte und Schulden, die den Segmenten nicht direkt zuordenbar sind, ausgewiesen. Hierzu gehören insbesondere das Corporate Center, die Servicegesellschaften sowie die Nebengeschäfte.

Bestätigungsvermerk des Abschlussprüfers

Wir haben den Gruppenabschluss (Combined Financial Statements) der Lanxess-Gruppe, bestehend aus Bilanz, Gewinn- und Verlustrechnung, Eigenkapitalveränderungsrechnung, Finanzierungsrechnung, Segmentberichterstattung und erläuternden Anhangangaben, für den Zeitraum vom 1. Januar bis 31. Dezember 2003 geprüft. Aufstellung und Inhalt des Gruppenabschlusses nach den International Financial Reporting Standards des IASB (IFRS), unter Berücksichtigung des für diesen Gruppenabschluss erforderlichen und im Anhang dargestellten Kreises der einbezogenen Unternehmen und Unternehmensteile liegen in der Verantwortung des Vorstands der Bayer AG, Leverkusen. Unsere Aufgabe ist es, auf der Grundlage der von uns durchgeführten Prüfung eine Beurteilung über den Gruppenabschluss abzugeben.

Wir haben unsere Prüfung nach den International Standards on Auditing (ISA) vorgenommen. Danach ist die Prüfung so zu planen und durchzuführen, dass mit hinreichender Sicherheit beurteilt werden kann, ob der Gruppenabschluss frei von wesentlichen Fehlaussagen ist. Im Rahmen der Prüfung werden die Nachweise für die Wertansätze und Angaben im Gruppenabschluss auf der Basis von Stichproben beurteilt. Die Prüfung beinhaltet die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen des Vorstandes der Bayer AG sowie die Würdigung der Gesamtdarstellung des Gruppenabschlusses. Wir sind der Auffassung, dass unsere Prüfung eine hinreichend sichere Grundlage für unsere Beurteilung bildet.

Nach unserer Überzeugung, auf der Grundlage unserer Prüfung, vermittelt der Gruppenabschluss in Übereinstimmung mit den IFRS ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Lanxess-Gruppe zum 31. Dezember 2003 sowie der Zahlungsströme für den zu diesem Stichtag endenden Zeitraum.

Ohne unsere Beurteilung einzuschränken, weisen wir auf die im Anhang dargestellten und dem Gruppenabschluss zugrunde liegenden Abgrenzungs- und Bewertungsbesonderheiten hin. Ferner weisen wir auf die Fußnote zur Finanzierungsrechnung hin, in der die Änderung des Gruppenabschlusses der unserer Prüfung mit Bestätigungsvermerk vom 20. September 2004 zugrunde gelegen hat, dargestellt ist. Die dort beschriebenen Auswirkungen sind zurückzuführen auf den fehlerhaften Ausweis von um 94 Mio. € zu hohen Investitionen und um 40 Mio. € zu hohen Abschreibungen im Gruppenabschluss und betreffen ausschließlich das Geschäftsjahr 2002.

Essen, den 17. Januar 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

(P. Albrecht) Wirtschaftsprüfer	(V. Linke) Wirtschaftsprüfer

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Ungeprüfter Zwischenbericht (Combined Financial Statements, IFRS) des LANXESS-Konzerns zum 30. September 2004

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Gewinn- und Verlustrechnung Teilkonzern LANXESS

	30.09.2003	30.09.2004
	in Mio. €	
Umsatzerlöse	4.828	5.047
Kosten der umgesetzten Leistungen	−3.919	−3.937
Bruttoergebnis vom Umsatz	909	1.110
Vertriebskosten	−683	−638
Forschungs- und Entwicklungskosten	−118	−95
Allgemeine Verwaltungskosten	−162	−196
Sonstige betriebliche Erträge	41	97
Sonstige betriebliche Aufwendungen	−64	−202
Operatives Ergebnis (EBIT)	−77	76
Beteiligungsergebnis	−17	2
Zinsergebnis	−43	−37
Übrige finanzielle Aufwendungen und Erträge	−32	−23
Finanzergebnis	−92	−58
Ergebnis vor Ertragsteuern	−169	18
Ertragsteuern	60	−21
Ergebnis nach Steuern	−109	−3
Anderen Gesellschaftern zustehender Gewinn	−4	−5
Konzernergebnis	−113	−8
Ergebnis je Aktie (€)	−1,55	−0,11
Verwässertes Ergebnis je Aktie (€)	−1,55	[1]

1) Im Zusammenhang mit der Ausgabe der Wandelschuldverschreibung im 3. Quartal 2004 entspricht das verwässerte Ergebnis je Aktie nicht dem Ergebnis je Aktie. Eine Berechnung des verwässerten Ergebnisses je Aktie ist aufgrund des noch nicht erfolgten Börsengangs des Teilkonzern LANXESS nicht möglich.

Bilanz Teilkonzern LANXESS

	30.09.2003	30.09.2004
	in Mio. €	
AKTIVA		
Anlagevermögen		
Immaterielle Vermögenswerte	285	69
Sachanlagen	2.387	1.510
Finanzanlagen	52	96
	2.724	1.675
Umlaufvermögen		
Vorräte	1.187	1.204
Forderungen und sonstige Vermögenswerte		
Forderungen aus Lieferungen und Leistungen	1.049	1.217
Forderungen aus Krediten	243	0
Übrige Forderungen und sonstige Vermögenswerte	256	351
	1.548	1.568
Wertpapiere und Schuldscheine	0	0
Schecks, Kassenbestand, Guthaben bei Kreditinstituten	14	80
Flüssige Mittel	14	80
	2.749	2.852
Latente Steuern	17	143
Rechnungsabgrenzungsposten	27	13
Bilanzsumme	5.517	4.683
PASSIVA		
Eigenkapital		
Kapital	2.729	1.732
Konzernergebnis	–113	–8
Unterschied aus Währungsumrechnung	–322	–358
Übriges Comprehensive Income	0	0
	2.294	1.366
Anteile anderer Gesellschafter	41	34
Fremdkapital		
Langfristiges Fremdkapital		
Langfristige Finanzverbindlichkeiten	173	336
Übrige langfristige Verbindlichkeiten	1	2
Pensionsrückstellungen und ähnliche Verpflichtungen	361	412
Andere langfristige Rückstellungen	186	226
	721	976
Kurzfristiges Fremdkapital		
Kurzfristige Finanzverbindlichkeiten	1.297	1.059
Verbindlichkeiten aus Lieferungen und Leistungen	484	652
Übrige kurzfristige Verbindlichkeiten	177	238
Kurzfristige Rückstellungen	231	286
	2.189	2.235
	2.910	3.211
Latente Steuern	218	28
Rechnungsabgrenzungsposten	54	44
Bilanzsumme	5.517	4.683

Eigenkapitalentwicklung Teilkonzern LANXESS

	Kapital	Konzern-ergebnis	Währungs-umrechnung	Übriges Comprehensive Income	Summe
			in Mio. €		
31.12.2002	2.848	–119	–264	0	2.465
Dividendenzahlungen					0
Thesaurierung	–119	119			0
Währungsänderungen			–58		–58
Sonstige Eigenkapitalveränderungen					0
Konzernergebnis		–113			–113
30.09.2003	2.729	–113	–322	0	2.294
31.12.2003	2.729	–997	–374	0	1.358
Dividendenzahlungen					0
Thesaurierung	–997	997			0
Währungsänderungen			16		16
Sonstige Eigenkapitalveränderungen					0
Konzernergebnis		–8			–8
30.09.2004	1.732	–8	–358	0	1.366

Finanzierungsrechnung Teilkonzern LANXESS

	30.09.03	30.09.04
	in Mio. €	
Operatives Ergebnis (EBIT)	–77	76
Einnahmen aus / Ausgaben für Ertragsteuern	5	–52
Abschreibungen Anlagevermögen	377	249
Veränderung Pensionsrückstellungen	9	–27
Verluste aus Abgang von Anlagevermögen	2	6
Brutto-Cashflow	316	252
Zunahme Vorräte	–91	–142
Zunahme Forderungen aus Lieferungen und Leistungen	–24	–184
Zunahme / Abnahme Verbindlichkeiten aus Lieferungen und Leistungen	–11	26
Veränderung übriges Nettoumlaufvermögen	15	88
Zufluss aus operativer Geschäftstätigkeit (Netto-Cashflow)	205	40
Ausgaben für Sachanlagen	–193	–158
Einnahmen aus dem Verkauf von Sachanlagen	65	29
Einnahmen aus / Ausgaben für Finanzanlagen	–23	208
Ausgaben für Beteiligungserwerbe abzüglich übernommener Zahlungsmittel	0	0
Zins- und Dividendeneinnahmen	3	6
Ausgaben/Einnahmen aus Wertpapieren	0	0
Zu-/Abfluss aus investiver Tätigkeit	–148	85
Eigenkapitalveränderung	0	0
Kreditaufnahme	109	570
Schuldentilgung	–107	–581
Zinsausgaben	–58	–48
Abfluss aus Finanzierungstätigkeit	–56	–59
Veränderung Zahlungsmittel aus Geschäftstätigkeit	1	66
Zahlungsmittel 1.1.	10	13
Veränderung Zahlungsmittel aus Konzernkreisänderungen	3	1
Veränderung Zahlungsmittel durch Wechselkursänderungen	0	0
Zahlungsmittel 30.09.	14	80
Wertpapiere und Schuldscheine	0	0
Flüssige Mittel laut Bilanz	14	80

Zwischenbericht Teilkonzern LANXESS

Kennzahlen nach Segmenten und Regionen

Kennzahlen nach Segmenten

Segmente	Chemical Intermediates		Performance Chemicals		Engineering Plastics		Performance Rubber		Überleitung		LANXESS	
	Dreivierteljahr		Dreivierteljahr		Dreivierteljahr		Dreivierteljahr		Dreivierteljahr		Dreivierteljahr	
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	in Mio. €											
Außenumsatzerlöse	1.080	1.102	1.501	1.459	1.060	1.281	1.038	1.046	149	159	4.828	5.047
Innenumsatzerlöse	61	70	5	12	2	15	3	3	–71	–100		
Operatives Ergebnis (EBIT)	33	46	51	–8	–57	16	–51	42	–53	–20	–77	76
Netto-Cashflow	127	47	7	12	41	–16	88	7	–58	–10	205	40
Vermögen	1.182	916	1.392	1.194	1.330	1.080	1.289	1.062	324	431	5.517	4.683
Abschreibungen	106	86	80	76	89	22	88	55	14	10	377	249
Verbindlichkeiten	213	265	380	484	316	402	319	402	1.954	1.730	3.182	3.283

Kennzahlen nach Regionen

Regionen	Europa		Nordamerika		Fernost/ Ozeanien		Lateinamerika, Afrika/Nahost		Überleitung		LANXESS	
	Dreivierteljahr		Dreivierteljahr		Dreivierteljahr		Dreivierteljahr		Dreivierteljahr		Dreivierteljahr	
	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004
	in Mio. €											
Außenumsatzerlöse nach Verbleib	2.720	2.804	1.053	1.058	672	750	383	435			4.828	5.047
Vermögen	3.615	2.957	1.256	985	345	304	205	184	96	253	5.517	4.683

Erläuterungen zum Zwischenbericht zum 30. September 2004

Die nicht geprüften Combined Financial Statements zum 30.09.2004 des Teilkonzerns LANXESS wurden wie die Combined Financial Statements des Teilkonzerns LANXESS zum Jahresende 2003 nach den gleichen Grundsätzen erstellt. Die im Anhang der Combined Financial Statements zum Geschäftsjahr 2003 des Teilkonzerns LANXESS gegebenen Erläuterungen gelten entsprechend.

Insbesondere gilt auch bei der Zwischenberichterstattung zu den Combined Financial Statements des Teilkonzerns LANXESS, dass zur Aufstellung der Combined Financial Statements zusätzliche Annahmen getroffen und Schätzungen vorgenommen werden müssen, die Auswirkungen auf Höhe und Ausweis der bilanzierten Vermögenswerte und Schulden, der Erträge und Aufwendungen sowie der Eventualverbindlichkeiten haben. Die tatsächlichen Werte können von den Schätzungen abweichen. Die hier wiedergegebenen Combined Financial Statements spiegeln daher nicht notwendigerweise die Vermögens-, Finanz- und Ertragslage wider, welche sich ergeben hätte, wenn der Teilkonzern LANXESS bereits seit dem 1. Januar 2002 als eigenständige Gruppe existiert hätte und die zugrunde liegenden Transaktionen zwischen LANXESS- und Bayer-Gesellschaften demnach zwischen selbstständigen Gesellschaften abgewickelt worden wären. Die fehlende historische Einheit und Eigenständigkeit des Teilkonzerns LANXESS schränken die Aussagekraft der Combined Financial Statements aus den hier genannten Gründen ein. Die Combined Financial Statements nehmen für sich aus den gleichen Gründen nicht in Anspruch, eine Prognose über die zukünftige Entwicklung der im Teilkonzern LANXESS gebündelten Geschäftsaktivitäten zu ermöglichen.

Wesentliche Sachverhalte nach dem 30.09.2004

- Außerordentliche Hauptversammlung der Bayer AG

Auf der außerordentlichen Hauptversammlung der Bayer AG am 17. November 2004 haben die Aktionäre dem Abspaltungs- und Übernahmevertrag zwischen der Bayer AG und der LANXESS AG, Leverkusen, vom 22. September 2004 zugestimmt. Rechtskräftig wird die Abspaltung mit der Eintragung in das Handelsregister der Bayer AG. Jeder Bayer-Aktionär erhält zum Zeitpunkt des Wirksamwerdens der Abspaltung für je zehn Bayer-Aktien eine zusätzliche LANXESS-Aktie.

- Inanspruchnahme einer syndizierten Kreditlinie

Im Rahmen der Herstellung des Teilkonzerns LANXESS wurden die Finanzschulden soweit möglich und ökonomisch sinnvoll in der LANXESS AG bzw. LANXESS GmbH konzentriert. Nach Wirksamwerden der Abspaltung wird sich der LANXESS-Konzern insbesondere durch Inanspruchnahme einer syndizierten Kreditlinie refinanzieren. Damit sollen die im Rahmen der Herstellung des Teilkonzerns LANXESS übertragenen Finanzverbindlichkeiten gegenüber den Gesellschaften des Bayer-Konzerns getilgt werden. Die syndizierte Kreditlinie soll aus einer kurz- und einer langfristigen Tranche bestehen und 1 bis 1,5 Mrd. € umfassen. Es ist zudem vorgesehen, bis zu 200 Mio. € Finanzierungsrahmen über ein Asset Backed Commercial Paper-Programm zu schaffen. Die Kreditkonditionen werden im Laufe des vierten Quartals 2004 festgelegt werden. In Ländern mit stark regulierten Kapitalmärkten (z.B. China) wird sich der LANXESS-Konzern auch über lokale Bankkredite finanzieren. Weiterer Bestandteil der Finanzierung des LANXESS-Konzerns ist die Wandelschuldverschreibung.

- Übertragung von Grundstücken von der Bayer AG auf die LANXESS GmbH

Die Bayer AG und die LANXESS GmbH werden noch vor Wirksamwerden der Abspaltung des Teilkonzerns LANXESS, voraussichtlich noch im vierten Quartal 2004, einen auf den Fortgang des Wirksamwerdens der Abspaltung des Teilkonzerns LANXESS aufschiebend bedingten Grundstückskaufvertrag abschließen, nach dem die LANXESS GmbH nahezu sämtliche von ihr genutzten sowie weitere Grundstücke im Inland (samt Bestandteilen und Zubehör) erwerben wird. Bei den zu verkaufenden Flächen handelt es sich ganz überwiegend um noch nicht vermessene Teilflächen auf den Werksgeländen der Chemieparkstandorte Leverkusen, Dormagen, Krefeld-Uerdingen und Brunsbüttel. Die zu verkaufenden Flächen ergeben sich aus dem Grundstücksflächenplan, der dem

Grundlagenvertrag als Anlage beigefügt ist. Der Besitz an den Grundstücken wird ebenso wie die Nutzen und Lasten unmittelbar mit Wirksamwerden des Grundstückskaufvertrags auf die LANXESS GmbH übergehen. Der Kaufpreis für die Grundstücke wird auf der Basis eines noch fertigzustellenden Wertgutachtens ermittelt und mit Wirksamwerden des Grundstückskaufvertrags sofort fällig sein. Nach ersten Schätzungen wird der Kaufpreis ca. 265 Mio. € betragen. Der dingliche Vollzug des Grundstückkaufvertrags wird vorgenommen werden, sobald die grundbuchrechtlichen Voraussetzungen hierfür geschaffen worden sind.

[Diese Seite wurde absichtlich freigelassen.]

LANXESS AG (vormals SIFRI Beteiligungs AG)
Drei-Jahres-Übersichten, Jahresabschluss (HGB)
zum 31. Dezember 2003 und Auszüge aus
den Jahresabschlüssen (HGB)
für die Geschäftsjahre 2002 und 2001

[Diese Seite wurde absichtlich freigelassen.]

SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main

Bilanzen zum 31. Dezember 2003, 2002 und 2001

	31.12.2003 -€-	31.12.2002 -€-	31.12.2001 -€-
Aktiva			
A. Umlaufvermögen			
I. Forderungen und sonstige Vermögensgegenstände (davon an verbundene Unternehmen: 2003: 78,28 €; 2002: 23,00 €; 2001: 85,50 €)	401,91	490,89	718,49
II. Guthaben bei Kreditinstituten (davon bei verbundenen Unternehmen: 2003: 48.703,75 €; 2002: 48.743,95 €; 2001: 48.702,53 €)	48.703,75	48.743,95	48.702,53
Summe Aktiva	**49.105,66**	**49.234,84**	**49.421,02**
Passiva			
A. Eigenkapital			
I. Gezeichnetes Kapital	50.000,00	50.000,00	50.000,00
II. Bilanzverlust	−1.914,34	−1.765,16	−1.548,98
	48.085,66	48.234,84	48.451,02
B. Rückstellungen	1.020,00	1.000,00	970,00
Summe Passiva	**49.105,66**	**49.234,84**	**49.421,02**

SIFRI Beteiligungs Aktiengesellschaft

Gewinn- und Verlustrechnungen für die Geschäftsjahre 2003, 2002 und 2001 (jeweils 1. Januar bis 31. Dezember)

		2003	2002	2001
		-€-	-€-	-€-
1.	Sonstige betriebliche Erträge	7,34	10,34	9,79
2.	Sonstige betriebliche Aufwendungen	1.235,00	1.643,09	1.744,81
3.	Sonstige Zinsen und ähnliche Erträge (davon aus verbundenen Unternehmen: 2003: 1.078,07 €; 2002: 1.416,34 €; 2001: 1.950,78 €)	1.078,07	1.416,34	1.950,78
4.	Ergebnis der gewöhnlichen Geschäftstätigkeit	–149,59	–216,41	215,76
5.	Erstattete Steuern vom Einkommen und vom Ertrag	0,41	0,23	0,10
6.	Jahresfehlbetrag/-überschuss	–149,18	–216,18	215,86
7.	Verlustvortrag aus dem Vorjahr	–1.765,16	–1.548,98	–1.764,84
8.	**Bilanzverlust**	**–1.914,34**	**–1.765,16**	**–1.548,98**

SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main

Bilanz zum 31. Dezember 2003

	-€-	Vorjahr -T€-
Aktiva		
A. Umlaufvermögen		
I. Forderungen und sonstige Vermögensgegenstände (davon an verbundene Unternehmen: € 78,28 (Vj.: T€ 0,1))	401,91	0,5
II. Guthaben bei Kreditinstituten (davon bei verbundenen Unternehmen: € 48.703,75 (Vj.: T€ 48,7))	48.703,75	48,7
Summe Aktiva	**49.105,66**	**49,2**
Passiva		
A. Eigenkapital		
I. Gezeichnetes Kapital	50.000,00	50,0
II. Bilanzverlust	–1.914,34	–1,8
	48.085,66	48,2
B. Rückstellungen	1.020,00	1,0
Summe Passiva	**49.105,66**	**49,2**

SIFRI Beteiligungs Aktiengesellschaft

Gewinn- und Verlustrechnung für das Geschäftsjahr vom 1. Januar bis zum 31. Dezember 2003

		-€-	Vorjahr -T€-
1.	Sonstige betriebliche Erträge	7,34	< 0,0
2.	Sonstige betriebliche Aufwendungen	1.235,00	1,6
3.	Sonstige Zinsen und ähnliche Erträge (davon aus verbundenen Unternehmen: € 1.078,07 (Vj.: T€ 1,4))	1.078,07	1,4
4.	Ergebnis der gewöhnlichen Geschäftstätigkeit	–149,59	–0,2
5.	Erstattete Steuern vom Einkommen und vom Ertrag	0,41	0,0
6.	Jahresfehlbetrag	–149,18	–0,2
7.	Verlustvortrag aus dem Vorjahr	–1.765,16	–1,6
8.	**Bilanzverlust**	**–1.914,34**	**–1,8**

SIFRI Beteiligungs Aktiengesellschaft
Frankfurt am Main

Anhang für das Geschäftsjahr 2003

1. Bilanzierungs- und Bewertungsmethoden

Das Umlaufvermögen ist zu Anschaffungskosten/Nennwerten bilanziert.

Für ungewisse Verbindlichkeiten werden Rückstellungen in dem Umfang gebildet, der nach vernünftiger kaufmännischer Beurteilung notwendig ist.

Die Gewinn- und Verlustrechnung ist nach dem Gesamtkostenverfahren erstellt.

Die größenabhängigen Erleichterungen nach §§ 266 Abs. 1, Satz 3, 288 HGB für kleine Kapitalgesellschaften i.S.d. § 267 Abs. 1 HGB werden bei der Aufstellung des Jahresabschlusses in Anspruch genommen.

2. Guthaben bei Kreditinstituten

Die Guthaben werden bei einem verbundenen Unternehmen unterhalten.

3. Gezeichnetes Kapital

Das Grundkapital der Gesellschaft ist eingeteilt in 50.000 nennwertlose, auf den Inhaber lautende Stückaktien mit einem rechnerischen Anteil am Grundkapital von je € 1,00. Es ist vollständig eingezahlt. Die Deutsche Bank AG, Frankfurt am Main, hat der Gesellschaft das Bestehen einer Mehrheitsbeteiligung gemäß § 20 Abs. 4 AktG mitgeteilt.

4. Bilanzverlust

In dem in der Bilanz ausgewiesenen Verlust in Höhe von € 1.914,34 ist ein Verlustvortrag aus dem Vorjahr in Höhe von € 1.765,16 enthalten.

5. Organe der Gesellschaft

Aufsichtsrat

— Jens Bischoff, Dipl.-Wirtschaftsingenieur, Frankfurt am Main
  - Vorsitzender -

— Dr. Karsten Munscheck, Dipl.-Kaufmann, Eppstein
  - stellvertretender Vorsitzender -

— Dr. Henning Schröer, Syndikus, Königstein

Die Mitglieder des Aufsichtsrats sind sämtlich Angestellte der Deutschen Bank AG.

Vorstand

— Bernd Amlung, Frankfurt am Main

— Till Staffeldt, Frankfurt am Main

6. Sonstige Angaben

Die Deutsche Bank AG, Frankfurt am Main, ist alleinige Aktionärin der Gesellschaft. Die Anmeldung nach § 42 AktG ist erfolgt. Der von der Deutschen Bank nach US-amerikanischen Rechnungslegungsgrundsätzen (US-GAAP) aufgestellte befreiende Konzernabschluß (§ 292a HGB), in den die Gesellschaft nicht einbezogen ist, wird im Bundesanzeiger veröffentlicht und beim Handelsregister des Amtsgerichts Frankfurt am Main (HRB 30000) hinterlegt.

Frankfurt am Main, den 14. April 2004

SIFRI Beteiligungs Aktiengesellschaft

Bernd Amlung Till Staffeldt

SIFRI Beteiligungs Aktiengesellschaft
Frankfurt am Main

Lagebericht für das Geschäftsjahr 2003

Die geschäftliche Aktivität unserer Gesellschaft war auch im abgelaufenen Geschäftsjahr 2003 beschränkt auf die kurzfristige Anlage ihrer liquiden Mittel in Bankguthaben. Durch betriebliche Aufwendungen für die Verwaltung der Gesellschaft, denen nur geringere Zinserträge gegenüberstanden, ergab sich ein Jahresfehlbetrag in Höhe von rd. € 149. Daraus resultiert eine entsprechende Reduzierung des Eigenkapitals auf rd. € 49.086. Auch die liquiden Mittel sind gegenüber dem Vorjahr um rd. € 40 auf rd. € 48.704 verringert.

Für das Geschäftsjahr 2004 erwarten wir aus der Verwaltung des eigenen Vermögens der Gesellschaft ein ausgeglichenes Ergebnis. Der Zeitpunkt einer Aufnahme weitergehender Geschäftstätigkeit ist zur Zeit noch nicht absehbar. Risiken, die die Vermögens-, Finanz- und Ertragslage unserer Gesellschaft nachhaltig beeinflussen könnten, sind daher derzeit nicht zu erkennen.

Die SIFRI Beteiligungs Aktiengesellschaft ist ein Tochterunternehmen der Deutsche Bank AG. Aufgrund des im abgelaufenen Geschäftsjahr bestehenden Abhängigkeitsverhältnisses zur Deutschen Bank AG hat der Vorstand einen Bericht über Beziehungen zu verbundenen Unternehmen aufgestellt. Dieser Bericht enthält folgende Schlußerklärung:

„Unsere Gesellschaft hat nach den Umständen, die uns zum Zeitpunkt der Vornahme aller Rechtsgeschäfte mit verbundenen Unternehmen bekannt waren, bei jedem dieser Geschäfte eine angemessene Gegenleistung erhalten. Andere als die aufgeführten Rechtsgeschäfte auf Veranlassung oder im Interesse von verbundenen Unternehmen hat unsere Gesellschaft im Geschäftsjahr 2003 nicht vorgenommen. Ebensowenig hat sie im gleichen Zeitraum andere Maßnahmen auf Veranlassung oder im Interesse dieser Unternehmen getroffen oder unterlassen."

Frankfurt am Main, den 14. April 2004

SIFRI Beteiligungs Aktiengesellschaft

Bestätigungsvermerk des Abschlußprüfers

Ich habe den Jahresabschluß unter Einbeziehung der Buchführung und den Lagebericht der SIFRI Beteiligungs Aktiengesellschaft für das Geschäftsjahr vom 01. Januar 2003 bis zum 31. Dezember 2003 geprüft. Die Buchführung und die Aufstellung von Jahresabschluß und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung des Vorstands der Gesellschaft. Meine Aufgabe ist es, auf der Grundlage der von mir durchgeführten Prüfung eine Beurteilung über den Jahresabschluß unter Einbeziehung der Buchführung und über den Lagebericht abzugeben. Ich habe meine Jahresabschlußprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IdW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlußprüfung vorgenommen.

Danach ist die Prüfung so zu planen und durchzuführen, daß Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluß unter Beachtung der Grundsätze ordnungsgemäßer Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluß und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfaßt die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Ich bin der Auffassung, daß meine Prüfung eine hinreichend sichere Grundlage für meine Beurteilung bildet.

Meine Prüfung hat zu keinen Einwendungen geführt.

Nach meiner Überzeugung vermittelt der Jahresabschluß unter Beachtung der Grundsätze ordnungsgemäßer Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Bad Homburg, den 28. Mai 2004

Sell
Wirtschaftsprüfer

SIFRI Beteiligungs Aktiengesellschaft
Frankfurt am Main

Anhang für das Geschäftsjahr 2002

1. Bilanzierungs- und Bewertungsmethoden

Das Umlaufvermögen ist zu Anschaffungskosten/Nennwert bilanziert.

Für ungewisse Verbindlichkeiten werden Rückstellungen in dem Umfang gebildet, der nach vernünftiger kaufmännischer Beurteilung notwendig ist.

2. Guthaben bei Kreditinstituten

Das Guthaben auf dem laufenden Konto der Gesellschaft und auf dem Festgeldkonto wird bei einem verbundenen Unternehmen unterhalten.

3. Gezeichnetes Kapital

Das Grundkapital der Gesellschaft ist eingeteilt in 50.000 nennwertlose, auf den Inhaber lautende Stückaktien mit einem rechnerischen Anteil am Grundkapital von je € 1,00. Es ist vollständig eingezahlt. Die Deutsche Bank AG, Frankfurt am Main, hat der Gesellschaft das Bestehen einer Mehrheitsbeteiligung gemäß § 20 Abs. 4 AktG mitgeteilt.

4. Bilanzverlust

In dem in der Bilanz ausgewiesenen Verlust in Höhe von € 1.765,16 ist ein Verlustvortrag aus dem Vorjahr in Höhe von € 1.548,98 enthalten.

5. Organe der Gesellschaft

Aufsichtsrat

— Jens Bischoff, Dipl.-Wirtschaftsingenieur, Frankfurt am Main
  - Vorsitzender -

— Dr. Karsten Munscheck, Dipl.-Kaufmann, Eppstein
  - stellvertretender Vorsitzender -

— Dr. Henning Schröer, Syndikus, Königstein

Die Mitglieder des Aufsichtsrats sind sämtlich Angestellte der Deutschen Bank AG.

Vorstand

— Bernd Amlung, Frankfurt am Main

— Onder Unsal, Frankfurt am Main (bis 14. August 2002)

— Till Staffeldt, Frankfurt am Main (seit 14. August 2002)

6. *Sonstige Angaben*

Die Deutsche Bank AG, Frankfurt am Main, ist alleinige Aktionärin der Gesellschaft. Die Anmeldung nach § 42 AktG ist erfolgt. Der von der Deutschen Bank nach US-amerikanischen Rechnungslegungsgrundsätzen (US-GAAP) aufgestellte befreiende Konzernabschluß (§ 292a HGB), in den die Gesellschaft nicht einbezogen ist, wird im Bundesanzeiger veröffentlicht und beim Handelsregister des Amtsgerichts Frankfurt am Main (HRB 30000) hinterlegt.

Frankfurt am Main, den 28. Mai 2003

SIFRI Beteiligungs Aktiengesellschaft

Bernd Amlung

Till Staffeldt

SIFRI Beteiligungs Aktiengesellschaft
Frankfurt am Main

Lagebericht für 2002

Die geschäftliche Aktivität unserer Gesellschaft war auch im abgelaufenen Geschäftsjahr 2002 beschränkt auf die kurzfristige Anlage ihrer liquiden Mittel in Bankguthaben. Die Aufwendungen für die Verwaltung der Gesellschaft überstiegen die Zinserträge, so dass sich ein kleiner Jahresfehlbetrag von € 216,18 und eine entsprechende Verringerung des Eigenkapitals ergab. Die liquiden Mittel sind gegenüber dem Vorjahr nahezu unverändert.

Für das Geschäftsjahr 2003 erwarten wir aus der Verwaltung des eigenen Vermögens der Gesellschaft ein ausgeglichenes oder leicht positives Ergebnis. Der Zeitpunkt einer Aufnahme weitergehender Geschäftstätigkeit ist zur Zeit noch nicht absehbar. Risiken, die die Vermögens-, Finanz- und Ertragslage unserer Gesellschaft nachhaltig beeinflussen könnten, sind daher derzeit nicht zu erkennen.

Die SIFRI Beteiligungs Aktiengesellschaft ist ein Tochterunternehmen der Deutsche Bank AG. Aufgrund des im abgelaufenen Geschäftsjahr bestehenden Abhängigkeitsverhältnisses zur Deutschen Bank AG hat der Vorstand einen Bericht über Beziehungen zu verbundenen Unternehmen aufgestellt. Dieser Bericht enthält folgende Schlußerklärung:

„Unsere Gesellschaft hat nach den Umständen, die uns zum Zeitpunkt der Vornahme aller Rechtsgeschäfte mit verbundenen Unternehmen bekannt waren, bei jedem dieser Geschäfte eine angemessene Gegenleistung erhalten. Andere als die aufgeführten Rechtsgeschäfte auf Veranlassung oder im Interesse von verbundenen Unternehmen hat unsere Gesellschaft im Geschäftsjahr 2002 nicht vorgenommen. Ebensowenig hat sie im gleichen Zeitraum andere Maßnahmen auf Veranlassung oder im Interesse dieser Unternehmen getroffen oder unterlassen."

Frankfurt am Main, den 28. Mai 2003

SIFRI Beteiligungs Aktiengesellschaft

Bestätigungsvermerk des Abschlußprüfers

Ich habe den Jahresabschluß unter Einbeziehung der Buchführung und den Lagebericht der SIFRI Beteiligungs Aktiengesellschaft für das Geschäftsjahr vom 01. Januar 2002 bis zum 31. Dezember 2002 geprüft. Die Buchführung und die Aufstellung von Jahresabschluß und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung des Vorstands der Gesellschaft. Meine Aufgabe ist es, auf der Grundlage der von mir durchgeführten Prüfung eine Beurteilung über den Jahresabschluß unter Einbeziehung der Buchführung und über den Lagebericht abzugeben. Ich habe meine Jahresabschlußprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IdW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlußprüfung vorgenommen.

Danach ist die Prüfung so zu planen und durchzuführen, daß Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluß unter Beachtung der Grundsätze ordnungsgemäßer Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftliche und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluß und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfaßt die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Ich bin der Auffassung, daß meine Prüfung eine hinreichend sichere Grundlage für meine Beurteilung bildet.

Meine Prüfung hat zu keinen Einwendungen geführt.

Nach meiner Überzeugung vermittelt der Jahresabschluß unter Beachtung der Grundsätze ordnungsgemäßer Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Eschborn, den 09. Juli 2003

Sell
Wirtschaftsprüfer

SIFRI Beteiligungs Aktiengesellschaft
Frankfurt am Main

Anhang 2001

1. Bilanzierungs- und Bewertungsmethoden

Das Umlaufvermögen ist zu Anschaffungskosten/Nennwerten bilanziert. Für ungewisse Verbindlichkeiten bestehen ausreichend bemessene Rückstellungen. Verbindlichkeiten sind mit ihrem Rückzahlungsbetrag ausgewiesen.

2. Guthaben bei Kreditinstituten

Die Guthaben der Gesellschaft werden bei einem verbundenen Unternehmen unterhalten.

3. Gezeichnetes Kapital

Das voll eingezahlte Grundkapital der Gesellschaft ist eingeteilt in 50.000 nennwertlose, auf den Inhaber lautende Stückaktien mit einem rechnerischen Anteil am Grundkapital von je € 1,--. Die Deutsche Bank AG, Frankfurt am Main, hat der Gesellschaft das Bestehen einer Mehrheitsbeteiligung gemäß § 20 Abs. 4 AktG mitgeteilt.

4. Bilanzverlust

In dem in der Bilanz ausgewiesenen Verlust von € 1.548,98 ist ein Verlustvortrag aus dem Vorjahr von € 1.764,84 enthalten.

5. Organe der Gesellschaft

Aufsichtsrat

Jens Bischoff, Dipl.-Wirtschaftsingenieur, Frankfurt/Main – Vorsitzender – (seit 29.08.2001)

Dr. Holger Lindner, Dipl.-Volkswirt, Frankfurt/Main – Vorsitzender – (seit 17.01.2001 bis 29.08.2001)

Onder Unsal, Dipl. Kaufmann, Frankfurt/Main – Vorsitzender – (bis 17.01.2001)

Dr. Karsten Munscheck, Dipl.-Kaufmann, Eppstein – stellv. Vorsitzender – (seit 17.01.2001)

Hans-Hermann Lotter, Dipl.-Wirtschaftsmathematiker, Frankfurt/Main – stellv. Vorsitzender – (bis 17.01.2001)

Dr. Henning Schröer, Syndikus, Königstein

Die Mitglieder des Aufsichtsrats sind sämtlich Angestellte der Deutsche Bank AG.

Vorstand

Bernd Amlung, Frankfurt am Main

Onder Unsal, Frankfurt/Main (seit 17.01.2001)

Dr. Markus Weber, Oberursel (bis 14.02.2001)

6. Sonstige Angaben

Die Deutsche Bank AG, Frankfurt/Main, ist alleinige Aktionärin der Gesellschaft. Die Anmeldung nach § 42 AktG ist erfolgt. Der von der Deutschen Bank aufgestellte Konzernabschluß, in den die Gesellschaft gemäß § 296 Abs. 2 HGB nicht einbezogen ist, wird im Bundesanzeiger veröffentlicht und beim Handelsregister des Amtsgerichts Frankfurt am Main (HRB 30000) hinterlegt.

Frankfurt am Main, den 18. Juli 2002

SIFRI Beteiligungs Aktiengesellschaft

SIFRI Beteiligungs Aktiengesellschaft
Frankfurt am Main

Lagebericht für 2001

Die geschäftliche Aktivität unserer am 28. Oktober 1999 gegründeten Gesellschaft war auch im abgelaufenen Geschäftsjahr 2001 beschränkt auf die kurzfristige Anlage ihrer liquiden Mittel in Bankguthaben. Durch Zinserträge, die die Aufwendungen für die Verwaltung der Gesellschaft überstiegen, ergab sich ein kleiner Jahresüberschuß von € 215,76 und eine entsprechende Erhöhung des Eigenkapitals. Die liquiden Mittel sind gegenüber dem Vorjahr nahezu unverändert.

Für das Geschäftsjahr 2002 erwarten wir aus der Verwaltung des eigenen Vermögens der Gesellschaft ein ausgeglichenes oder leicht positives Ergebnis. Der Zeitpunkt einer Aufnahme weitergehender Geschäftstätigkeit ist zur Zeit noch nicht absehbar. Risiken, die die Vermögens-, Finanz- und Ertragslage unserer Gesellschaft nachhaltig beeinflussen könnten, sind daher derzeit nicht zu erkennen.

Die SIFRI Beteiligungs Aktiengesellschaft ist ein Tochterunternehmen der Deutsche Bank AG. Aufgrund des im abgelaufenen Geschäftsjahr bestehenden Abhängigkeitsverhältnisses zur Deutschen Bank AG hat der Vorstand einen Bericht über Beziehungen zu verbundenen Unternehmen aufgestellt. Dieser Bericht enthält folgende Schlußerklärung:

„Unsere Gesellschaft hat nach den Umständen, die uns zum Zeitpunkt der Vornahme aller Rechtsgeschäfte mit verbundenen Unternehmen bekannt waren, bei jedem dieser Geschäfte eine angemessene Gegenleistung erhalten. Andere als die aufgeführten Rechtsgeschäfte auf Veranlassung oder im Interesse von verbundenen Unternehmen hat unsere Gesellschaft im Geschäftsjahr 2001 nicht vorgenommen. Ebensowenig hat sie im gleichen Zeitraum andere Maßnahmen auf Veranlassung oder im Interesse dieser Unternehmen getroffen oder unterlassen."

Frankfurt am Main, den 18. Juli 2002

SIFRI Beteiligungs Aktiengesellschaft

Bestätigungsvermerk des Abschlußprüfers

Ich habe den Jahresabschluß unter Einbeziehung der Buchführung und den Lagebericht der SIFRI Beteiligungs Aktiengesellschaft, Frankfurt am Main, für das Geschäftsjahr vom 01. Januar 2001 bis zum 31. Dezember 2001 geprüft. Die Buchführung und die Aufstellung von Jahresabschluß und Lagebericht nach den deutschen handelsrechtlichen Vorschriften liegen in der Verantwortung des Vorstands der Gesellschaft. Meine Aufgabe ist es, auf der Grundlage der von mir durchgeführten Prüfung eine Beurteilung über den Jahresabschluß unter Einbeziehung der Buchführung und über den Lagebericht abzugeben. Ich habe meine Jahresabschlußprüfung nach § 317 HGB unter Beachtung der vom Institut der Wirtschaftsprüfer (IdW) festgestellten deutschen Grundsätze ordnungsmäßiger Abschlußprüfung vorgenommen.

Danach ist die Prüfung so zu planen und durchzuführen, daß Unrichtigkeiten und Verstöße, die sich auf die Darstellung des durch den Jahresabschluß unter Beachtung der Grundsätze ordnungsgemäßer Buchführung und durch den Lagebericht vermittelten Bildes der Vermögens-, Finanz- und Ertragslage wesentlich auswirken, mit hinreichender Sicherheit erkannt werden. Bei der Festlegung der Prüfungshandlungen werden die Kenntnisse über die Geschäftstätigkeit und über das wirtschaftlich und rechtliche Umfeld der Gesellschaft sowie die Erwartungen über mögliche Fehler berücksichtigt. Im Rahmen der Prüfung werden die Wirksamkeit des rechnungslegungsbezogenen internen Kontrollsystems sowie Nachweise für die Angaben in Buchführung, Jahresabschluß und Lagebericht überwiegend auf der Basis von Stichproben beurteilt. Die Prüfung umfaßt die Beurteilung der angewandten Bilanzierungsgrundsätze und der wesentlichen Einschätzungen der gesetzlichen Vertreter sowie die Würdigung der Gesamtdarstellung des Jahresabschlusses und des Lageberichts. Ich bin der Auffassung, daß meine Prüfung eine hinreichend sichere Grundlage für meine Beurteilung bildet.

Meine Prüfung hat zu keinen Einwendungen geführt.

Nach meiner Überzeugung vermittelt der Jahresabschluß unter Beachtung der Grundsätze ordnungsgemäßer Buchführung ein den tatsächlichen Verhältnissen entsprechendes Bild der Vermögens-, Finanz- und Ertragslage der Gesellschaft. Der Lagebericht gibt insgesamt eine zutreffende Vorstellung von der Lage der Gesellschaft und stellt die Risiken der künftigen Entwicklung zutreffend dar.

Eschborn, den 12. August 2002

Sell
Wirtschaftsprüfer

Angaben über den jüngsten Geschäftsgang und Geschäftsaussichten von LANXESS

In den ersten neun Monaten des Geschäftsjahres 2004 konnte der Konzernumsatz im Vergleich zum Vorjahreszeitraum sowohl durch Mengenzuwächse als auch durch Preiserhöhungen gesteigert werden. Gegenläufige Effekte ergaben sich aus negativen Währungseffekten als Folge des schwachen US-Dollars, der vor allem im vierten Quartal des Geschäftsjahres 2004 erneut unter Druck geriet. Die stärksten Umsatzzuwächse in den ersten neun Monaten des Geschäftsjahres 2004 verzeichneten die Segmente Engineering Plastics und Chemical Intermediates. Die gestiegenen Rohstoffkosten konnten insbesondere ab dem dritten Quartal zu einem Teil über Preiserhöhungen in den Markt weitergegeben werden. In den Monaten Oktober und November 2004 setzte sich die positive Umsatzentwicklung der Vormonate in den Segmenten Performance Rubber, Engineering Plastics und Chemical Intermediates fort, während der Umsatz des Segments Perfomance Chemicals aufgrund negativer Währungseffekte stagnierte. In regionaler Hinsicht waren insbesondere in den von starker Dynamik geprägten Volkswirtschaften der Region Asien sowie in Nordamerika deutliche Umsatzzuwächse zu verzeichnen. Daneben hat der konjunkturelle Aufschwung auch die Region Europa erreicht, so dass auch hier ein Umsatzanstieg verzeichnet werden konnte.

Das operative Ergebnis (EBIT) konnte in den ersten neun Monaten des Geschäftsjahres 2004 in Folge von Volumenwachstum, Preissteigerungen und Kosteneinsparungen gegenüber dem Vorjahreszeitraum deutlich gesteigert werden. Dazu trugen alle Segmente mit Ausnahme des Segments Performance Chemicals bei. Dessen Ergebnis war in den ersten neun Monaten des Geschäftsjahres 2004 in erheblichem Maße von Sonderaufwendungen beeinflusst.

Die Gesellschaft erwartet für das vierte Quartal 2004 aufgrund des erwarteten etwas niedrigeren Geschäftsvolumens im Dezember sowie aufgrund des regelmäßig höheren Aufwands im vierten Quartal und Sondereinflüssen ein negatives operatives Ergebnis (EBIT). Gleichwohl geht LANXESS basierend auf der positiven Entwicklung der ersten drei Quartale des Geschäftsjahres 2004 derzeit davon aus, für das Geschäftsjahr 2004 ein operatives Ergebnis (EBIT) vor Sondereinflüssen erwirtschaftet zu haben, das über dem operativen Ergebnis (EBIT) vor Sondereinflüssen des Vorjahres liegt.

Die internationalen Chemie- und Polymermärkte befinden sich derzeit in einem generellen Aufwärtstrend, dessen Höhepunkt die Gesellschaft für die Jahre 2006 oder 2007 erwartet. Das LANXESS-Portfolio beinhaltet sowohl Geschäfte im Bereich Basischemikalien als auch im Bereich Fein- und Spezialchemie. Letztere weisen typischerweise weniger ausgeprägte Zyklen auf. Das Geschäft mit Basischemikalien profitiert derzeit nach Einschätzung der Gesellschaft überproportional vom Erholungspotential bezüglich Preis- und Mengenentwicklung.

Vor dem Hintergrund dieses Trends erwartet die Gesellschaft für das Geschäftsjahr 2005 eine weitere Erhöhung der Nachfrage nach Chemie- und Polymererzeugnissen sowie daraus resultierend positive Mengen- und Preiseffekte bei einem Großteil ihrer Produkte. Allerdings könnten sich aus wieder steigenden Rohstoff- und Energiepreisen nachteilige Auswirkungen auf die Konjunktur und damit auf die Geschäftsentwicklung ergeben. Aus der anhaltenden Stärke des Euro könnten negative Effekte auf den Export resultieren.

Die Gesellschaft strebt an, im Geschäftsjahr 2005 eine Verbesserung des um Sondereinflüsse bereinigten operativen Ergebnisses (EBIT) zu erzielen. Diese erwartete Ergebnisverbesserung wird nach der Einschätzung des Vorstands maßgeblich durch die allgemeine positive Geschäftsentwicklung beeinflusst sein.

Leverkusen, den 18. Januar 2005 LANXESS AG

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Glossar

Acrylnitril-Butadien-Styrol (ABS) .... Polymer-Blend aus Acrylnitril-Styrol-Copolymeren und 1, 3-Butadien. ABS gehört zur Gruppe der elastomermodifizierten Thermoplaste, besitzt eine hohe Schlagzähigkeit und Wärme-Formbeständigkeit und findet überwiegend bei der Herstellung hochwertiger technischer Teile Verwendung.

Acrylnitril .... Auch als Acrylsäurenitril bezeichnet; findet u.a. als Rohstoff zur Herstellung von Homo- und Copoly-merisaten auf dem Faser-, Kunststoff- und Synthesekautschuk-Sektor Verwendung.

Acrylnitril-Styrol-Acrylester (ASA) .... Dieses schlagzähe Copolymer hat ähnliche Eigenschaften wie ABS, jedoch bessere Witterungsbeständigkeit. Beim ASA ist der Acrylester gleichmäßig in einem SAN (Styrol-Acrylnitril)-Polymer verteilt und durch aufgepfropfte SAN-Ketten verbunden. ASA bildet hochwertige, mattglänzende und kratzfeste Oberflächen und ist beständig gegen wässrige Chemikalien.

Adipinsäure .... (Hexandisäure), farbloser Feststoff, der als wichtiger Rohstoff für die Herstellung von PA 6.6 und als Zwischenprodukt bei der Herstellung von Weichmachern, Polyestern, Polyurethanen usw. verwendet wird.

Adsorber .... Adsorptionsmittel sind meist feste Substanzen, die aufgrund ihrer großen Oberfläche befähigt sind, bestimmte Stoffe aus gasförmigen oder flüssigen Mischungen an ihrer Grenzfläche selektiv anzureichern (zu adsorbieren).

Amine .... Stickstoffhaltige Gase, Flüssigkeiten bzw. Festkörper, die als Substitutionsprodukte des Ammoniaks aufzufassen sind. Sie dienen u.a. als Ausgangsmaterialien für die Herstellung von Tensiden, Prozesschemikalien oder Farbstoffen sowie als Basen in chemischen Reaktionen.

Aminoalkohole .... Bezeichnung für chemische Verbindungen, die sowohl Amino- (stickstoffhaltiger Molekülteil) als auch Hydroxy- oder Ether-Gruppen (sauerstoffhaltiger Molekülteil) enthalten.

Ammoniak .... Stickstoffhaltiges Grundprodukt in der chemischen Industrie als Ausgangsbasis u.a. zur Herstellung von Harnstoff, Sulfonamiden, Chemiefasern oder in Form von Ammonium-Salze für Düngemittel.

Anilin .... Flüssiges, aromatisches Amin, das als eine der wichtigsten Schlüsselsubstanzen der Aromatenchemie eingesetzt wird.

Aromatenverbund .... Produktionsnetzwerk, das ausgehend von einfachen aromatischen Rohstoffen wie Benzol oder Toluol Zwischenprodukte u.a. für die Synthese von Agrochemikalien oder Kunststoffen herstellt.

Aufheller, optische .... Chemische Verbindungen, die Vergrauungen und Vergilbungen von Textilien, Papier, Kunststoffen usw. dadurch beseitigen, dass sie eine Aufhellung bewirken und gleichzeitig eine Bleichwirkung vortäuschen, indem sie Ultraviolettstrahlung in sichtbares Licht umwandeln.

Azodicarbonamid .... Diazendicarbonsäurediamid, das sich bei 190° C zu Stickstoff, Kohlenmonoxid, Kohlendioxid und kleinen Mengen Ammoniak zersetzt sowie als Treibmittel zum Verschäumen von Thermoplasten und Elastomeren verwendet wird.

B2B (Business to Business) .. Electronic commerce, Handel mit Waren und Dienstleistungen über elektronisch vermittelte Kommunikation, v.a. per Internet. Bei Geschäftsbeziehungen zwischen Unternehmen spricht man von Business-to-Business.

Benzol .... Farblose Flüssigkeit, aromatisches Schlüsselprodukt, das aus Erdöl oder Kohle gewonnen wird und als Basis für die Vielfalt aromatischer Zwischenprodukte dient.

Benzylchlorid .... Das durch Chlorierung von Toluol zugängliche Benzylchlorid findet Einsatz bei der Herstellung von z.B. Farbstoffen, Arzneimitteln, Kunstharzen, Parfüms und Vulkanisationsbeschleunigern.

Benzylprodukte .... Sammelbezeichnung für Verbindungen, die die Benzylgruppe, eine aromatische Kohlenwasserstoffgruppe, als Molekülteil enthalten.

Biozide .... Wirkstoffe und Zubereitungen, die dazu dienen, auf chemischem oder biologischem Wege Schadorganismen wie Bakterien und Pilze abzuschrecken, unschädlich zu machen oder zu zerstören.

Blend .... Allg.: Gemisch aus zwei oder mehr Substanzen. Im Speziellen werden unterschiedliche Polymere gemischt, um gezielt Eigenschaften der Einzelkomponenten zu modifizieren. Z.B. Erhöhung der Schlagzähigkeit spröder Polymere durch Zusatz von Kautschuken.

Brombutyl-Kautschuk .... Siehe Butyl-Kautschuk.

Butadien .... Farbloses, leicht zu verflüssigendes Gas, das u.a. als Rohstoff zur Herstellung von Synthesekautschuken (z.B. Polybutadien-Kautschuk) und thermoplastischen Copolymeren (z.B. ABS) eingesetzt wird.

Butyl-Kautschuk .... Butylkautschuke sind Copolymere von Isobutylen und Isopren. Vulkanisierter Butylkautschuk zeichnet sich durch sehr geringe Gasdurchlässigkeit und hohe Beständigkeit aus. Durch Halogenierung des Butylkautschuks zu Brom- bzw. Chlorbutylkautschuk wird das Eigenschaftsprofil gezielt verändert.

C4-Raffinat 1 .... Gereinigtes Mineralölprodukt; bestehend hauptsächlich aus Isobuten, Buten und Butan.

Caprolactam .... Aus Cyclohexan gewonnenes Vorprodukt zur Herstellung von Polyamid.

Chloraromaten .... Sammelbezeichnung für chlorierte aromatische Verbindungen, die vielfach Verwendung z.B. als Zwischenprodukte bei der Herstellung von Arzneimitteln, Schädlingsbekämpfungs- u. Pflanzenschutzmitteln sowie Konservierungsstoffen finden.

Chlorbenzole .... Gehören zu der Gruppe der Chloraromaten.

Chlorbutyl-Kautschuk .... Siehe Butyl-Kautschuk.

Chlorierung .... Einführung von Chlor in eine chemische Verbindung durch Addition oder Substitution. Die Chlorierung erfolgt häufig durch Chlor selbst oder mittels chlorübertragender Substanzen wie Thionylchlorid.

Chloropren .... 2-Chlor-1, 3-Butadien; Chloropren wird fast ausschließlich zu Chloropren-Kautschuk (CR) polymerisiert (Neopren®, Baypren®).

Chlortoluole .... Gehören zu der Gruppe der Chloraromaten.

Chrom (VI) .... Sechswertige Oxidationsstufe des Chroms.

Chromoxid-Pigmente .... Gegen Licht, Luft, Säure und Laugen beständige Pulver, die für Anstrichstoffe, Baustoffe, Kunststoffe sowie Emails und Keramik verwendet werden.

Cyclohexan .... Farblose Flüssigkeit, die in der Regel durch Hydrierung von Benzol gewonnen wird und u.a. zur Herstellung von Caprolactam und Adipinsäure dient.

Deponiesickerwasser .... Wasser aus Niederschlägen oder aus Abfällen, das den Deponiekörper durchfließt und im Abfall enthaltene wasserlösliche Stoffe aufnimmt.

Dichromate .... Salze der Dichromsäure, die insbesondere als Ausgangsstoffe für Chromgerbstoffe und Chromsäure verwendet werden.

Eisenoxid-Pigmente .... Sammelbezeichnung für eine umfangreiche Gruppe von natürlichen oder synthetischen gelben, roten, braunen u. schwarzen Eisen-Pigmenten, die Eisenoxide als farbgebenden Hauptbestandteil enthalten.

Elastan-Fasern .... Auch als Spandex bezeichnet; extrem dehnbare synthetische Elastomer-Faser.

Emulgatoren .... Hilfsmittel zur Herstellung und Stabilisierung von Emulsionen, die im engeren Sinne als grenzflächenaktive Stoffe bzw. Tenside bezeichnet werden können und meist als ölige bis wachsartige, aber auch pulverförmige Stoffe vorliegen.

Ethylen-Propylen-Copolymere .... Übergreifende Bezeichnung für die bei der Vulkanisation von Copolymeren aus Ethylen und Propylen, den sog. Ethylen-Propylen-Kautschuken, anfallenden Produkte.

EPDM..................... Kurzbezeichnung für Ethylen/Propylen-Dien-Terpolymere.

Ethylen-Propylen-Kautschuk.. Siehe Ethylen-Propylen-Copolymere.

Ethylen-Vinylacetat-Copolymere .... Kurzbezeichnung EVA; EVA sind Copolymere aus Ethylen und Vinylacetat. Zur Herstellung u.a. von wärme- und witterungsbeständigen technischen Gummiwaren wie Dichtungen bzw. als Zusatz in Naturkautschuk- und SBR-Vulkanisaten zur Verbesserung der Alterungs- u. Ozon-Beständigkeit; EVA finden ebenfalls Einsatz als Heißschmelz-, Lösungs- oder Dispersionsklebstoffe.

Feinchemikalien .... Bezeichnung für Chemikalien, die in geringeren Mengen (von Labormaßstab bis ca. 5kt) produziert werden und in unterschiedlichen Reinheitsgraden für unterschiedliche Anwendungen hergestellt werden.

Flammschutzmittel .... Sammelbezeichnung für Stoffe, die insbesondere Holz und Holzwerkstoffe, Kunststoffe und Textilien flammfest machen oder flammhemmend ausrüsten sollen.

Flusssäure .... Fluorwasserstoffsäure; farblose Flüssigkeit, die für das Ätzen von Glas und Metallen sowie von Halbleiterplatten u. Chips, in Fassadenreinigern, zum Entemaillieren, zum Entsanden von Metallgußstücken und in der Galvanotechnik verwendet wird.

Funktionschemikalien .... Substanzen, die eine oder mehrere Eigenschaften von Produkten gezielt beeinflussen, z.B. Additive bei Papierherstellung oder Textilverarbeitung.

Funktionspolymere	Dienen im Gegensatz zu den Standardkunststoffen, technischen bzw. Hochleistungs-Kunststoffen nur einem einzigen Anwendungszweck.
Gerbereihilfsmittel/ Gerbhilfsstoffe	Stoffe, die zur Bearbeitung der tierischen Häute für den Gerbprozess dienen.
Gerbstoffe, vegetabile	Gerbstoffe pflanzlichen Ursprungs, z.B. aus Baumrinden.
Glasfasern	Fasern aus Glas, die u. a. in Polymeren als Verstärker wirken können.
Hexandiol	Farbloser Feststoff u.a. zur Herstellung von Hexandiamin, Polyestern und Polyurethanen.
High Impact Polystyrene (HIPS)	Das als Reinverbindung relativ spröde Polystyrol kann durch Copolymerisation — z.B. mit Acrylnitril und Butadien — zu hochschlagfestem Polystyrene (High Impact Polystyrene) umgewandelt werden.
Hybrid-Technologie	Verbund-Konstruktion aus Kunststoff und Metall.
Hydrazinhydrat	Wässrige Lösung des Hydrazins (Diamid) zur Verwendung als Korrosionsschutzmittel, Entchlorungsmittel für Wasser sowie als Zwischenprodukt zur Synthese von pharmazeutischen Präparaten und Pflanzenschutzmitteln.
Hydrierung	Bezeichnung für die normalerweise katalytisch ablaufende Einführung von Wasserstoff in organische Verbindungen, im Allgemeinen durch Addition von Wasserstoff.
Hydrolyseschutz	Schutz gegen die Einwirkung von Wasser.
Ionenaustauscher	Sammel-Bezeichnung für feste Stoffe oder flüssige Lösungen, welche fähig sind, geladene Teilchen aus einer wässrigen Elektrolyt-Lösung unter Abgabe äquivalenter Mengen anderer Teilchen aufzunehmen.
Isobutylen	Farbloses Gas, u.a. als Ausgangsstoff zur Herstellung von Butylkautschuk.
Isocyanate	Organische Verbindungen mit mindestens einer Isocyanat Gruppe (Stickstoff-, Kohlenstoff-, Sauerstoff-haltige Molekülgruppe). Aufgrund ihrer Reaktionsfähigkeit finden Isocyanate zahlreiche Verwendung in der chemischen Industrie, insbesondere bei der Herstellung von Polyurethan-Kunststoffen.
Isomerentrennung	Isomere ist die Bezeichnung in der Chemie dafür, dass Verbindungen aus der identischen Anzahl der gleichen Atome bestehen, sich jedoch hinsichtlich deren Anordnung unterscheiden können. Für die Trennung solcher Isomeren gibt es zahlreiche, mitunter sehr aufwendige Trennverfahren.
Kautschuk	Kautschuk ist die Bezeichnung für unvernetzte, aber vernetzbare (vulkanisierbare) Polymere mit kautschukelastischen Eigenschaften bei 20° C. Kautschuke dienen als Ausgangsstoffe für die Herstellung von Elastomeren und Gummi. Kautschuke werden systematisch in Natur- und Synthesekautschuke unterteilt.
Kohlenwasserstoffverbindungen (BTXE)	In der chemischen Technik geläufige Abkürzung für die Aromaten Benzol, Toluol, Xylol und Ethylbenzol.

Kommoditisierung .... Bezeichnet im Produktlebenszyklus den Prozess zu einer sog. „Commodity", d.h. das Produkt befindet sich in reiferen, preisgetriebenen Märkten mit standardisierten Produktmerkmalen.

Kresole .... Kresole sind aromatische Basischemikalien, die z.B. zur Produktion von Alterungsschutzmitteln Verwendung finden.

Kunststoffadditiv .... Zusatzstoff, der die Eigenschaften eines Kunststoffs beeinflusst.

Latex / Latices .... Die Bezeichnung Latex war ursprünglich auf den Milchsaft Kautschuk-liefernder Pflanzen beschränkt. Heute werden als Latices ganz allgemein Dispersionen von Polymeren in wässrigen Medien bezeichnet.

Lösungs-Styrol-Butadien-Kautschuk .... Deutsche Bezeichnung für SSBR (Solution Styrene Butadiene Rubber).

Maleinsäureanhydrid .... Farbloser Feststoff, der hauptsächlich zur Herstellung ungesättigter Polyesterharze und zur Modifizierung von Alkydharzen verwendet wird.

Merchant Producer .... Nicht für die Eigenproduktion liefernde Hersteller, z.B. von synthetischen Kautschuken für die Reifenproduktion.

Monoisocyanate .... Organische Verbindungen aus einer Isocyanat-Gruppe und einem organischen Rest. Sie werden im Gegensatz zu Diisocyanaten u.a. zur Synthese von Agrochemikalien bzw. Bioziden verwendet.

Monofilament-Fasern .... Technische Chemiefasern, häufig polyamid- oder polyesterbasiert.

Monomer .... Verbindungen, deren Moleküle bei Polymerisationen eine oder mehrere wiederkehrende Einheiten bilden können.

Nachgerbstoffe .... Stoffe, die zur Nachbereitung der Gerbung von tierischen Häuten im Gerbprozess dienen.

Nitrierung .... Einführung von Nitro-Gruppen (Stickstoff und Sauerstoffhaltige Gruppe) in organische Verbindungen.

Nitrilkautschuk (NBR) .... NBR (engl. „nitrile-butadiene-rubber"), Bezeichnung für einen Synthesekautschuk, der durch Copolymerisation von Acrylnitril und Butadien gewonnen wird.

Nitrilkautschuk, hydriert (HNBR) .... HNBR (engl. „hydrogenated nitrile-butadiene-rubber), durch die Hydrierung wird das Eigenschaftsprofil von NBR, z.B. bezüglich Temperaturbeständigkeit, gezielt verbessert.

Nitrotoluole .... Flüssigkeiten oder Feststoffe, aromatische Verbindungen, die mindestens eine Nitro-Gruppe enthalten. Sie dienen als Zwischenprodukte für Farbstoffe, Kunststoffe, Pharmazeutika, Reichstoffe, Sprengstoffe (TNT) oder Polyurethan-Vorprodukte (Isocyanate).

Phosgenierung .... Phosgenierung ist die Reaktion von Phosgen mit organischen Molekülen u.a. zur Herstellung von Isocyanaten. Gasförmiges Phosgen wird für organische Synthesen z.B. zur Chlorierung, Dehydratisierung oder Einführung von CO Gruppen eingesetzt.

Phosphorchloride............ Flüssigkeiten zur Herstellung von organischen Phosphorverbindungen sowie als Chlorierungsmittel.

Phthalsäureanhydrid .... Feststoff, der zu den technisch wichtigsten aromatischen Verbindungen gehört und bei der Herstellung von Weichmachern, Alkyd- u. Polyesterharzen, Farbstoffen u. zahlreichen Feinchemikalien zum Einsatz kommt.

Pigmente .... Von latein.: pigmentum = Malerfarbe. Ein im Anwendungsmedium praktisch unlösliches, buntes oder unbuntes Farbmittel zur Herstellung von Druckfarben, zum Färben von Lacken und Anstrichmitteln, für die Einfärbung von Kunststoffen, Papier, Textilien, Zement u.v.m.

Polyacrylate .... Polymere auf Basis von Estern der Acrylsäure.

Polyamid (PA) .... Sammelbezeichnung für Polymere, deren Grundbausteine durch Amid-Bindungen zusammengehalten werden. Das Kürzel PA wird sehr häufig in Kombination mit Zahlen verwendet, die kennzeichnend sind für die Anzahl der Kohlenstoff-Atome in den Ausgangsstoffen, aus denen die Polyamide hergestellt wurden, z.B. PA 6 für Polyamide aus ε-Caprolactam (C6), PA 6.6 für solche aus Hexamethylendiamin (C6) und Adipinsäure (C6) oder PA 6/12 für Copolymere aus ε-Caprolactam (C6) und *ω-Dodecanolactam* (C12).

Polyamid 6 .... Siehe Polyamid (PA).

Polyamid 6.6 .... Siehe Polyamid (PA).

Polyamid-Acrylnitril-Butadien-Styrol (PA-ABS) .... Blend aus Polyamid und Acrylnitril-Butadien-Styrol.

Polyamid-Monofile .... Siehe Monofilament-Fasern.

Polybutadiene-Kautschuk .... Synthetisierter Kautschuk aus polymerisiertem 1, 3-Butadien.

Polybutylenterephthalat (PBT) .... Thermoplastisches Polymer mit hoher Festigkeit, Steifheit, Härte, Zähigkeit bei tiefen Temperaturen und Formbeständigkeit in der Wärme.

Polychloropren Festkautschuk .... Siehe Chloropren.

Polyester-Monofile .... Siehe Monofilament-Fasern.

Polymer .... Eine Substanz, die aus einer Vielzahl von Molekülen aufgebaut ist, in denen sog. konstitutive Einheiten bzw. Grundbausteine wiederholt aneinander gereiht sind.

Polymer, teilkristallines ...... Teilkristallin bedeutet, das Polymer enthält sowohl kristalline wie auch ungeordnete (amorphe) Bereiche nebeneinander. Art, Größe, Anteil und Orientierung der in einem teilkristallinen Polymer enthaltenen Kristalle haben entscheidenden Einfluss auf die chemischen, vor allem aber auf die physikalischen und mechanischen Eigenschaften des Werkstoffes.

Polymerdispersionen .... Unter einer Dispersion versteht man eine Mischung zweier oder mehr nicht miteinander mischbarer Phasen, z.B. Polymeren.

Polyole .... Sammelbezeichnung für Moleküle, die mehrere Alkoholgruppen enthalten.

Polyzyklische Aromatische Kohlenwasserstoffe (PAK) .... Polycyclische aromatische Kohlenwasserstoffe (PAK) werden für die Erzeugung von Farbstoffen, Herbiziden u. Pestiziden hergestellt, sind in Steinkohlenteer u. Erdöl enthalten und entstehen bei allen unvollständigen Verbrennungsprozessen sowie bei der thermischen Zersetzung von organischen Materials.

Pooling .... Zusammenfassung von Gegenständen, Forderungen o.ä.

Prozesschemikalien .... Prozessunterstützende Chemikalien, z.B. bei der Papierherstellung.

REACh .... Geplante EG-Verordnung zur Registrierung, Bewertung, Zulassung und Beschränkung chemischer Stoffe.

Retentionsmittel .... Filtermittel zur Zurückhaltung der dispergierten Phase, z.B. bei der Papierherstellung als Faser- und Füllstoff-Retentionsmittel auf dem Sieb der Papiermaschine.

Revers-Osmose .... Bei Osmose handelt es sich um die Diffusion von Lösemittel-Molekülen durch eine semipermeable Trennwand (Membran) hindurch. Revers-Osmose ist eine Form der Membran-Mikrofiltration. Durch Anlegen eines höheren hydrostatischen Drucks wird die Umkehrung der normalen Osmose erzwungen.

SCALE(-Initiative) .... Von der Europäischen Kommission 2003 vorgeschlagenen „Strategie für Umwelt und Gesundheit".

Schlussappreturen, lösemittelhaltige............. Begriff aus der Textil- und Lederveredelung, ursprünglich bezeichnete Appretur (von französ.: apprêter = zubereiten) die Behandlung von textilem Material (Appretieren) mit Appreturmitteln, um Griff u. Aussehen der Textilien und Leder zu beeinflussen.

Schwefelsäure .... Klare, je nach Konzentrationsgehalt ätzende, ölige Flüssigkeit, vielfältig einsetzbar, u.a. zur Herstellung von Düngemitteln und für zahlreiche Anwendungen in der organischen Synthese.

Styrol .... Aromatische Basischemikalie mit vielfältiger Verwendung als Lösungsmittel und Reaktionspartner, hauptsächlich in der Herstellung von Polystyrol oder Styrol-Copolymeren.

Styrol-Acrylnitril (SAN) ...... Abkürzung für Styrol-Acrylnitril-Copolymere.

Styrol-Butadien .... Sammelbezeichnung für Copolymere aus Styrol und Butadien, deren Eigenschaften und Verwendung durch das Verhältnis der beiden Comonomeren bestimmt werden. Niedrige Butadien-Mengen (ca. 5-20 %, bezogen auf das Copolymer) werden gewählt, um die Schlagzähigkeit von Polystyrol zu verbessern. Copolymere mit hohem Butadien-Anteil (ca. 70-75 %) sind als Styrol-Butadien-Kautschuke technisch sehr wichtige Synthesekautschuke.

Sulfurylchlorid .... Farblose Flüssigkeit, die als wasserentziehendes Mittel, zur Chlorierung organischer Verbindungen und zur Einführung der Stickstoffdioxid-Gruppe in Kohlenstoff-Verbindungen Verwendung findet.

Thionylchlorid .... (Schwefligsäuredichlorid) Farblose Flüssigkeit als Chlorierungsmittel z.B. bei der Herstellung organischer Zwischenprodukte und von Pflanzenschutzmittel sowie bei Synthese von Pharmazeutika.

Thioprodukte .... Sammelbezeichnung für schwefelhaltige Substanzen.

Toluidine .... Aminotoluole, hergestellt aus der Hydrierung der entsprechenden Nitrotoluole; hellgelbe Flüssigkeiten, werden verwendet zur Herstellung von Farbstoffen, Vulkanisationsbeschleunigern, Textilhilfsmitteln u.v.m.

Toluol	Flüssige, aromatische Basischemikalie, die als Ausgangsprodukt zur Herstellung zahlreicher Verbindungen wie Chlor- und Nitrotoluole verwendet wird.
Treibmittel	Sammelbezeichnung für Treibgase oder solche Stoffe, die unter der Einwirkung von Wärme oder Chemikalien Treibgase entwickeln.
Triacetin	Glycerintriacetat, farblose Flüssigkeit, wird u.a. als Lösungsmittel oder Trägerstoffe für Aromen verwendet.
Trimethylolpropan	Farbloser, wasseranziehender Feststoff zur Herstellung von Schutzanstrichen, Polyethern, Polyrethanen, Schaumkunststoffen, Alkydharzen, Weichmachern, Schmiermitteln, Appreturen, Tensiden, Elastomeren usw., und als Glycerinersatz.
Vulkanisation	Überführung von kautschukartigen Polymeren in den gummielastischen Zustand durch Vernetzung.
Zurichthilfsmittel	Zur Qualitätsverbesserung des Leders im Anschluss an die Gerbung eingesetzte Substanzen.

Aufgrund des vorstehenden Prospekts sollen

Stück 73.034.192 (EUR 73.034.192,00) auf den Inhaber lautende Stammaktien
in Form von nennwertlosen Stückaktien
(gesamtes Grundkapital)

bestehend aus

Stück 50.000 (EUR 50.000,00) auf den Inhaber lautenden Stammaktien
in Form von nennwertlosen Stückaktien
(bisheriges Grundkapital)

und aus

Stück 72.984.192 (EUR 72.984.192,00) auf den Inhaber lautenden Stammaktien
in Form von nennwertlosen Stückaktien
aus der am 21. Dezember 2004 beschlossenen und am 10. Januar 2005
eingetragenen Kapitalerhöhung gegen Sacheinlage

jeweils mit einem derzeitigen anteiligen Betrag am Grundkapital von EUR 1,00 und mit voller
Gewinnanteilberechtigung ab dem 1. Januar 2004

International Securities Identification Number (ISIN): DE0005470405
Wertpapier-Kenn-Nummer: 547040
Common Code: 020904992

der

LANXESS Aktiengesellschaft
Leverkusen

zum amtlichen Markt sowie gleichzeitig zum Teilbereich des
amtlichen Marktes mit weiteren Zulassungsfolgepflichten (Prime Standard)
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Leverkusen und Frankfurt am Main, den 18. Januar 2005

Deutsche Bank
Aktiengesellschaft

Morgan Stanley Bank AG

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Energizing Chemistry

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